Form 20-F
period 2021-12-31
Sono Group N.V.
filed 2022-04-19
CIK 1840416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

________________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________
For the transition period from ____________ to ____________

Commission File No. 001-41066

________________________________

SONO GROUP N.V.
(Exact name of Registrant as specified in its charter)

________________________________

N/A
(Translation of Registrant’s name into English)

Federal Republic of Germany
(Jurisdiction of incorporation or organization)

Waldmeisterstraße 76
80935 Munich, Germany
+49 (0)89 4520 5818
(Address of principal executive offices)

Laurin Hahn / Jona Christians
c/o Waldmeisterstraße 76
80935 Munich, Germany
+49 (0)89 4520 5818
ir@sonomotors.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Ordinary Shares, no par value	SEV	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

70,577,641 ordinary shares, no par value and 3,000,000 high-voting shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes  ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes  ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes  ☐ No  ☒

1

2

3

INTRODUCTION

We conduct our business through our subsidiary Sono Motors GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung). Unless otherwise indicated or the context otherwise requires or where otherwise indicated, the terms “Sono Motors,” the “Company,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to Sono Group N.V. together with its subsidiaries.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, our results of operations and financial condition as reflected by our IFRS financial statements that are included in this Annual Report on Form 20-F (“Annual Report”) may differ substantially from the results of operations and financial condition that would be reflected by financial statements prepared in accordance with U.S. GAAP. We have not prepared a reconciliation of our financial information to U.S. GAAP or a summary of significant accounting differences between IFRS and U.S. GAAP, nor have we otherwise reviewed the impact the application of U.S. GAAP would have on our financial reporting.

Our consolidated financial statements are reported in euros, which are denoted “euros,” “EUR” or “€” throughout this Annual Report and refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Also, throughout this Annual Report, the terms “dollar,” “USD” or “$” refer to U.S. dollars. For the convenience of the reader, we have translated some financial information into U.S. dollars. Unless otherwise indicated, these translations were made based on the Euro/U.S. dollar exchange rate published by the European Central Bank on December 31, 2021, which was €1.00 to $1.1326.

Financial information is presented in thousands or millions, and percentage figures have been rounded. Rounded total and sub-total figures in tables in this Annual Report may differ marginally from unrounded figures indicated elsewhere in this Annual Report or in the financial statements. Moreover, rounded individual figures and percentages may not produce the exact arithmetic totals and sub-totals indicated elsewhere in this Annual Report.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this Annual Report from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, Bloomberg New Energy Finance (“BloombegerNEF”), the International Energy Agency(IEA) and the German Federal Ministry for Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie).

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Item 3. Key Information.” These and other factors could cause results to differ materially from those expressed in our forecasts or estimates or those of independent third parties.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We have proprietary rights to trademarks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this Annual Report are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

i

This Annual Report contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar or comparable expressions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

●	our future business and financial performance, including our revenue, operating expenses and our ability to achieve profitability and maintain our future business and operating results;

●

our strategies, plan, objectives and goals, including, for example, the planned completion of the development of the Sion and the beginning of its serial production as well as intended expansion of our product portfolio or geographic reach;

●	the number of reservations for the Sion and revenue potential;

●	the expected start of serial production of the Sion and the key steps to start production including indicative milestones and funding requirements;

●	our expected cost and capital expenditure savings using our strategy;

●	our planned monetization of our technological innovations;

●	our sustainability goals including our plan to offset CO2 from production;

●	our plan to generate revenue from emission certificate pooling under relevant European Union (“EU”) regulations on CO2 credits (CO2 pooling);

●	our funding requirements; and

●	our expectations regarding the development of our industry, market size and the competitive environment in which we operate.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, many of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information,” which include the following:

●

our history of significant losses and expected continuing losses for the foreseeable future, which lead to continued reliance on external financing and raise substantial doubt about our ability to continue as a going concern;

●	the dependence of our success and future growth upon the market’s willingness to adopt solar electric vehicles;

●	developments in vehicle technology that may adversely affect the demand for solar electric vehicles;

●	the competitiveness of the automotive market and the risk to fail to be among the first to serve the mass market with an electric vehicle with solar power capability;

●	high volatility of demand in the automobile industry;

●	our unproven ability to develop vehicles and the risk to fail to finalize development and realize the commercialization of the Sion within the intended timeframe, budget or at all;

●	the initial dependence on a single car model, the Sion;

●	that our customers may cancel their reservations for the Sion without penalty;

●

our intention to deploy technologies and solutions in our vehicles, including our solar module technology, which may not be fully functional or available on our anticipated schedule or at all, and may remain unproven and pose additional risks;

●	our dependence on the adequate protection of our intellectual property;

●

that our patent applications may not lead to the granting of patents or desired protection in time or at all, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours;

●	obstacles we may face in tapping additional revenue opportunities;

●	a delay in the development and homologation of the Sion;

●	a delay in the commercial production of the Sion;

●	our possible inability to develop manufacturing processes and capabilities within our projected costs and timelines;

●	our unproven and still-evolving ability to manufacture vehicles of sufficient quality and appeal to customers on schedule and at scale and to commercialize our vehicles;

●	our dependence on Valmet Automotive Inc. (“Valmet Automotive”) for production of the Sion;

●	our dependence on the development, production, performance and durability of batteries being engineered by a single supplier;

●	our dependence on the development, production, performance and durability of Photovoltaic Labels (PV-L) being engineered by a single supplier;

●	our intention to outsource logistics management of our operations to third-party logistics (3PL) and potentially fourth-party logistics (4PL) services providers;

●	ongoing negotiations of contractual agreements with many of our prospective suppliers and business partners and potential renegotiations of these agreements as we scale our business;

●	the involvement of numerous third parties in our process, which adds significant complexity;

●

our dependence on the acceptance of our brand and any negative publicity relating to any of our business partners and their products or services, which could have a significant negative impact on our business and reputation;

●	the risk that the Sion or any of our future vehicles may fail to perform as expected;

●	our significant use of various communication channels for our public relations activities, including our website and social media;

●	damage to our reputation due to the perception that our advertisements were overly positive or that we do not live up to our promises;

●	noncompliance of our advertisements with all relevant legal requirements in the past or in the future;

●	product recalls that could materially adversely affect our business, prospects, operating results and financial condition;

●	any unauthorized control or manipulation of our vehicles’ systems;

●	risks associated with our growth strategy and international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business;

●	our failure to manage our future growth effectively;

●	our inability to attract and retain key employees and hire qualified management, technical and vehicle engineering personnel, which could harm our ability to compete;

●	risks related to health epidemics, including the recent COVID-19 pandemic; and

●	the need to raise additional funds until the start of the production of the Sion and potentially beyond, which may not be available to us on acceptable terms or at all when we need them.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report, including the uncertainties and factors discussed under “Item 3. Key Information” and the documents that we have filed as exhibits to the registration statement, of which this Annual Report is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect. All forward-looking statements made in this Annual Report are qualified by these cautionary statements.

Comparison of results between current and prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

RISK FACTOR SUMMARY

Our business is subject to numerous risks, as is more fully described in “Item 3. Key Information”. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. Principal risks associated with our business include, but are not limited to, the following:

●

our history of significant losses and expected continuing losses for the foreseeable future, which lead to continued reliance on external financing and raise substantial doubt about our ability to continue as a going concern;

●	the dependence of our success and future growth upon the market’s willingness to adopt solar electric vehicles;

●	developments in vehicle technology that may adversely affect the demand for solar electric vehicles;

●	the competitiveness of the automotive market and the risk to fail to be among the first to serve the mass market with an electric vehicle with solar power capability;

●	high volatility of demand in the automobile industry;

●	our unproven ability to develop vehicles and the risk to fail to finalize development and realize the commercialization of the Sion within the intended timeframe, budget or at all;

●	time and financial constraints in the development of the Sion may require compromises regarding design, performance and quality;

●	the initial dependence on a single car model, the Sion;

●	that our customers may cancel their reservations for the Sion without penalty;

●

our intention to deploy technologies and solutions in our vehicles, including our solar module technology, which may not be fully functional or available on our anticipated schedule or at all, and may remain unproven and pose additional risks;

●	our dependence on the adequate protection of our intellectual property;

●

that our patent applications may not lead to the granting of patents or desired protection in time or at all, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours;

●	obstacles we may face in tapping additional revenue opportunities;

●	a delay in the commercial production of the Sion;

●	our possible inability to develop manufacturing processes and capabilities within our projected costs and timelines;

●	our unproven and still evolving ability to manufacture vehicles of sufficient quality and appeal to customers on schedule and at scale and to commercialize our vehicles;

●	our dependence on our contract manufacturer Valmet Automotive for production of the Sion;

v

●	our dependence on the development, production, performance and durability of batteries being engineered by a single supplier;

●	our dependence on the development, production, performance and durability of Photovoltaic Labels (PV-L) being engineered by a single supplier;

●	our intention to outsource logistics management of our operations to third-party logistics (3PL) and potentially fourth-party logistics (4PL) services providers;

●	ongoing negotiations of contractual agreements with many of our prospective suppliers and business partners and potential renegotiations of these agreements as we scale our business;

●	the involvement of numerous third parties in our process, which adds significant complexity;

●

our dependence on the acceptance of our brand and any negative publicity relating to any of our business partners and their products or services, which could have a significant negative impact on our business and reputation;

●	the risk that the Sion or any of our future vehicles may fail to perform as expected;

●	our significant use of various communication channels for our public relations activities, including our website and social media;

●	damage to our reputation due to the perception that our advertisements were overly positive or that we do not live up to our promises;

●	noncompliance of our advertisements with all relevant legal requirements in the past or in the future;

●	product recalls that could materially adversely affect our business, prospects, operating results and financial condition;

●	any unauthorized control or manipulation of our vehicles’ systems;

●	risks associated with our growth strategy and international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business;

●	our failure to manage our future growth effectively;

●	our inability to attract and retain key employees and hire qualified management, technical and vehicle engineering personnel, which could harm our ability to compete;

●	risks related to health epidemics, including the recent COVID-19 pandemic; and

●	the need to raise additional funds until the start of the production of the Sion and potentially beyond, which may not be available to us on acceptable terms or at all when we need them.

Part I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risks may have material adverse effects on our business, financial condition and results of operations. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also materially affect our business operations and financial condition.

Risks Related to Our Industry

Our success and future growth is dependent upon the market’s willingness to adopt solar electric vehicles.

The demand for our vehicles will highly depend upon the demand for and adoption of electric vehicles in general and solar electric vehicles in particular. The market for electric vehicles, particularly solar electric vehicles, is still rapidly evolving, characterized by rapidly changing technologies, price and other competition, evolving government regulation and industry standards, as well as changing or uncertain consumer demands and behaviors. Factors that may influence the adoption of electric vehicles in general, and solar electric vehicles in particular, include:

●	perceptions about the effectiveness of solar technology deployed in electric vehicles;

●	perceptions about electric vehicle quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;

●	perceptions about vehicle safety in general, including the use of advanced technology, such as vehicle electronics, solar power, storage and regenerative braking systems;

●	the range limit over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged;

●	technical innovations concerning battery capacity and ability to hold its charge;

●	improvements in the fuel economy of internal combustion engines;

●	the availability of and service for electric vehicles;

●	the degree of environmental consciousness of consumers;

●	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;

●	changes in the relative cost of electricity, oil, gasoline and hydrogen;

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and

●	macroeconomic factors.

While other car manufacturers such as Tesla, Inc., have successfully commercialized pure battery electric vehicles, electric vehicles with a self-recharging component based on solar modules have not yet been introduced into the car market and remain commercially unproven. The Sion, the solar electric vehicle we are currently developing, may therefore not be as well accepted by the market as expected or not accepted at all and may not be able to claim the market position we hope for.

Developments in vehicle technology may adversely affect the demand for solar electric vehicles.

The automotive industry, particularly the e-mobility segment, is strongly technology driven and many established and new car manufacturers have entered or plan to enter the market for alternative fuel vehicles.

We expect competition in our industry to intensify in the future in light of regulatory initiatives and promotion, advancement of and increased demand for alternative fuel technologies and continuing consolidation in the worldwide automotive industry. Significant developments in alternative technologies, such as hydrogen fuel cell technology or advanced diesel, ethanol, or compressed natural gas or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect solar electric vehicles. Other fuels or sources of energy may emerge as customers’ preferred alternative to our vehicle platform. Developments in battery technology, such as solid state batteries, may make solar technology superfluous. Any such development could threaten the successful commercialization of solar electric vehicles. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies or innovations of competitors, could result in the loss of competitiveness, negatively impact revenue and lead to a loss of market share.

The automotive market is highly competitive and we may not be among the first to serve the mass market with an electric vehicle with solar power capability.

The automotive market in general, and the automotive mass market in particular, are highly competitive and we are not the only company seeking to develop and offer a solar powered car. We believe that our solar module technology provides a competitive advantage and could, together with other factors, place us among the first to provide an electric vehicle (partly) powered by solar energy at a comparably low entry-price. However, numerous competitors strive to offer e-mobility affordable to the masses and several other market players are currently experimenting with solar charging technology, including manufacturers with established brands and significantly greater financial resources than us such as Tesla, Toyota and Lightyear. Some of our competitors benefit from greater financial resources, more extensive development, manufacturing, marketing and service capabilities, own manufacturing assets, greater brand recognition and a larger number of managerial and technical personnel. If competitors’ vehicles are brought to market at an affordable price or other material competitive (technological) advantage, we may experience a significant reduction in potential market share and reduction in expected revenue streams, which could impact our ability to successfully market the Sion or other models. Products from our competitors, particularly from low-cost electric car manufacturers, may successfully compete with or surpass the performance of our vehicles at more competitive prices.

We expect competition in our industry to intensify in the future, particularly in light of increased demand for alternative fuel and a regulatory push for electric vehicles (e.g., CO2 target emission regulations and tax or other monetary incentives), as well as declining battery prices. Continuing globalization may lead to additional potential competitors in emerging economies. Factors affecting competition include manufacturing efficiency, vehicle price, product quality, performance and features, design and styling, innovation and development time, reliability, safety, energy economy, charging options, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in price pressure. We cannot guarantee that we will be able to successfully compete in our markets or that competitors will not build affordable electric vehicles with solar power technology or other competitive advantages before us. If the Sion is not among the first to market, this could significantly impact our ability to successfully launch the Sion and establish the Sono brand. Even if the Sion is among the first to market, we cannot assure that customers will choose our vehicles over those of our competitors, or over traditional battery electric vehicles or fossil fuel powered vehicles.

Demand in the automobile industry is highly volatile.

The markets in which we plan to compete have been subject to considerable volatility in demand. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. Difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as spending reductions by businesses, could have a material adverse effect on demand for our vehicles. As a new automobile manufacturer, we have significantly less financial resources than more established automobile manufacturers to withstand changes in the market and disruptions in demand or to maintain operations as we seek to reach establishment of our brands and significant sales.

Demand for electric vehicles may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials, parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, prospects, financial condition and results of operation.

Risks Related to Our Business and Operations

We are an early stage company with a history of significant losses and expect continuing losses for the foreseeable future, which lead to continued reliance on significant external financing and raise substantial doubt about our ability to continue as a going concern.

We are in the process of developing a solar electric vehicle, the Sion. We are still in the pre-production phase of our vehicles and preparing for commercial production. We do not generate any material revenue from our operations and will likely not do so until the commercial serial production of our vehicles, which we currently plan to commence in the second half of 2023, or, to a certain extent, the monetization of our solar technology. Our result for the year ended December 31, 2021 was a loss of €63.9 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €147.1 million as of December 31, 2021. We will incur significant expenses as we expand and refine our technology, continue our development of the Sion and seek street certification. We will also incur expenses related to preparations for the commercialization of the Sion, increasing our sales and marketing activities with the goal of building our brand, and adding infrastructure and personnel to support our growth. In addition, we currently incur various expenses from, for example, general administrative functions, our headquarters and costs relating to being a public company. We will not be able to cover our expenses with revenues at least until such time at which we begin material deliveries of the Sion and significantly increase the scale of our operations. Furthermore, we expect to incur additional substantial expenses in the foreseeable future as we intend to expand our business and product portfolio and invest in the design and development of new car models. These activities, which we consider vital to the development of our business, may result in prolonged losses. There is no guarantee that we will reach meaningful revenue levels or profitability or even that we will be able to continue as a going concern. Our ability to reach profitability in the future will not only depend on our ability to complete the development of and successfully commercialize the Sion but also on our ability to control our expenses and capital expenditures and manage our costs efficiently. If we are unable to achieve profitability, we may have to reduce the planned scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation and our ability to continue as a going concern depend on our capability to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may need to curtail our operations, which could adversely affect our business, results of operations, financial position and cash flows.

We expect to continue to generate operating losses for the foreseeable future until the start of production of the Sion and possibly later. While we seek to increase monetization of our technology, we do not anticipate that we will generate commercial revenue or positive operating cash flows from vehicle sales of the Sion until the start of production or later.

Our ability to continue as a going concern is largely dependent on our ability to raise additional funds through debt or equity transactions, additional advance payments, or other means, and ultimately, to achieve serial production of the Sion. It is uncertain if sufficient financing can be obtained to continue as a going concern and further to achieve serial production of the Sion, see also note 4.13.1.

There is no historical basis for reliably assessing the demand for our vehicles, our ability to develop, manufacture, and deliver the Sion or any other car model that we may roll out in the future, and our future profitability. There can be no assurance that the Sion, or any other model that we may roll out in the future, will be commercially successful or that we will be able to scale our operations. We have no reliable basis for the prediction of our future revenues and to appropriately budget for our expenses, and we may have limited insight into future trends that may emerge and affect our business. The estimated costs and timelines that we have developed to reach commercial production of our vehicles are subject to inherent risks and uncertainties involved in the transition from a start-up company focused on development activities to the commercial-scale manufacture and sale of vehicles in a mature industry. You should consider our business and prospects in light of the risks and challenges we face as a new entrant into our industry, including, but not limited to:

●	our ability to successfully launch the commercial production and sales of the Sion and to continuously advance our current and develop new technologies;

●	develop and manufacture safe, reliable and quality vehicles that appeal to customers, the challenges relating to the delivery and servicing of a large volume of vehicles;

●	raise funding and required to develop our business and reach commercial operation;

●	our ability to turn profitable and build a well-recognized and respected brand cost-effectively;

●	the ability to expand our vehicle line-up and navigate the evolving regulatory environment;

●

improve and maintain our operational efficiency, set up and manage our supply chain efficiently and adapt to changing market conditions, including technological developments and changes in our competitive landscape; and

●	find the necessary qualified personnel, build up and scale functioning structures within our company as well as manage our growth effectively.

Our ability to develop vehicles is unproven and we may fail to finalize development and realize the commercialization of the Sion within the intended timeframe, budget or at all.

Our success will depend in large part on our ability to execute our plans to develop and produce the Sion. The successful development of the Sion is and will be subject to various risks and it will be difficult for us to develop other car models. We will need to implement technology that ensures that solar modules placed in different locations of the body work well together. Our vehicles will incorporate various other complex components, which requires substantial engineering and development efforts. There is no guarantee that our efforts will be successful and that we will be able to realize all advertised specifications of the Sion such as, for example, the advertised battery range or daily solar based range of our vehicles or the bi-directional charging functionality. We will have to finalize development of the electric powertrain and its components, which will be crucial for the range capacities of our vehicles. We have to secure the supply of necessary components on acceptable terms. We will also need to engage in substantive testing collision and safety activities, which we have not yet started. The Sion will need to pass relevant safety standards and will need to meet stringent and constantly evolving safety and road certification requirements, potentially in various jurisdictions, and there is no guarantee that our vehicles will receive the required street certification from relevant authorities. In addition, we will have to engage in significant testing activities to ensure that the Sion meets customers’ expectations, including with respect to performance and durability. Given the complexities involved in developing and testing a solar electric vehicle for the mass market, there is no guarantee that we will be able to finalize the development of the Sion within the given timeframe or budget. Vehicle manufacturers often experience delays in the release of new products and any further delay in the financing, development or regulatory approval of our vehicles could materially damage our brand, business, prospects, financial condition, results of operations, and cash flows, and could lead to material liquidity constraints.

We may even conclude that finalization of the development is not feasible and that we have to abandon the project, due to, for example, a change in the regulatory framework, lack of feasibility, lack of supplier capacity or availability, lack of customer demand or our inability to secure sufficient capital. In such a case, we may not be able to amortize any investments made until the relevant point in time at which such a decision is made. We may have invested significant resources and time into the development of the Sion, our technology or solutions and may also have entered into contractual arrangements with suppliers or other partners in such a context under which we may be subjected to continuous payment or other obligations irrespective of our decision to abandon the relevant underlying project. Any such decision to discontinue the development or offering of the Sion or any of our technologies or solutions would lead to significant losses.

We will initially depend largely on a single car model, the Sion.

We intend to initially derive the majority of our revenues from the production and sale of a single car model, the Sion. Our success and future profitability will substantially depend on the Sion’s commercial success and market acceptance. We intend to rely on a one-variant only approach and may decide not to make marketing-driven improvements or changes during the first years of production of the Sion. Car manufacturers have historically provided a variety of vehicle models in their fleets and new and improved vehicles were introduced frequently. To the extent that our product offering does not meet consumer expectations, or cannot be achieved on our projected timelines as well as cost and volume targets, our future profitability may be adversely affected. There is no guarantee that we will be able to market the Sion at the price and with the technical capabilities we currently envisage. We anticipate the purchase price of the Sion to be a significant competitive advantage, but the initial net sales price of the Sion of €23.9 thousand guaranteed to persons up to a threshold of 18,500 reservations and €25.1 thousand after that threshold will not allow us to generate a profit (not including expected revenues from CO2 pooling, the monetization of our solar technology or other expected revenues).In November 2021, we increased the net sales price for the Sion, which may negatively impact demand for the Sion and our reputation. We may need to make further upward adjustments of the sales price of the Sion as we finalize its development due to changes in technical specifications, production or component costs or otherwise, which may result in higher than anticipated sourcing or production cost. In addition, our standard configuration with a standard price for our vehicles may not be as effective as we intend. We intend to deliver our vehicles with technology features that may be offered as costly add-ons by our competitors. Customers may prefer personalized features based on diversified tastes and needs and we may not be able to meet various customer needs. We may have overestimated the demand for the Sion and if the production volume of our vehicles is lower than originally planned this may negatively affect the costs per car produced. We may have overly focused or may continue to overly focus on (perceived) key strengths and selling points of the Sion, such as its expected affordability and environmental friendliness, while neglecting other material product aspects or components, such as our vehicles’ passive or active safety, including driver assistance systems, or standard parts such as brakes or airbags, which may negatively affect our vehicles’ overall performance, safety, reputation and sales volume. In addition, our intended distribution model is different from the distribution models typically used by other car manufacturers, as we plan to sell vehicles directly to our customers over the internet, rather than through traditional dealerships or company-owned retail stores. This direct sales model may result in lower sales due to customer reluctance to rely on web-based vehicle purchasing, which is particularly relevant for us as we are still in the process of developing our brand and depend on the initial success of the Sion. There can also be no assurance that we will be able to broaden our portfolio by successfully developing additional car models. The currently envisaged start of the production of the Sion is in the second half of 2023 and customers may be unwilling to wait and decide to purchase other products that are or will be available earlier.

Customers may cancel their reservations for the Sion without penalty.

We have recorded reservations from potential customers for the Sion. At times, we have indicated that if we are able to sell every Sion that has been reserved, we would have revenues of a certain amount. However, our customers may cancel a reservation without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline. The relevant deadline agreed on with the customers reflected the start of serial production envisaged by us at the time the relevant reservations were made. The timing of such permitted cancellations varies, as we have amended our general terms and conditions extending the relevant cancellation deadline to reflect delays of the intended commencement of serial production of our vehicles. We have also asked some of our customers to agree to amendments of our terms and conditions that extended the date at which customers may cancel a reservation. However, not all customers who previously placed a reservation have yet accepted such amended terms and conditions. According to our terms and conditions, customers have the right to cancel their reservations without penalty at the time at which we ask them to sign a binding purchase agreement for a Sion.

To date, none of our customers has entered into a binding purchase agreement with us for our vehicles and we do not expect binding purchase agreements to be signed, at the earliest, until one year prior to the expected delivery date of a vehicle to the relevant customer. In the event of a customer’s cancellation we are obligated to refund any advance payments already paid in connection with the reservation; thus, a significant number of reservation cancellations could impact our liquidity. The anticipated lead times between customer reservations and the expected first delivery of the Sion may exacerbate the risk of cancellations. We have already had to delay the start of production, which has resulted in some cancellations, and any further delay in the launch of serial production may lead to additional cancellations. In order to mitigate the effect of delays of the expected start of the production of the Sion on our customers, we had entered into a cooperation with a traditional car manufacturer and for a limited period offered our customers the option to convert a portion of their advance payment into a lease arrangement for another electric vehicle at a discount until the delivery of the Sion. We have recently renewed this offer to our customers under slightly modified conditions and, in addition, alternatively offered them to lease a vehicle at discounted conditions from a start-up car rental company, which claims to focus on sustainability. However, such cooperation and offers expose us to additional costs, obligations and risks, and there is no guarantee that such initiatives will ultimately have the intended effect on customer loyalty. In addition, even if we enter into binding purchase agreements with our customers, customers may, under certain circumstances, terminate such purchase agreement within two weeks after its conclusion under a principle of EU law relating to consumer protection in relation to distance contracts (Fernabsatzverträge) that do not involve face-to-face contact between us and customers. This principle would generally obligate us to take back the sold vehicle and refund the customer’s purchase price. Such principles applicable to distance contracts also apply to reservations. We may have also accidentally accepted reservations by customers from jurisdictions into which we will or may not be allowed to deliver our vehicles, leading to the cancellation of such reservations and the potential for reputational damage. As a result, there is no assurance that reservations will ultimately result in the purchase of a vehicle or that we actually realize our revenue expectations. Any projected revenue derived from reservations is based on a number of assumptions, including a projected purchase price for our vehicles. If the purchase price of our vehicles ends up being lower than anticipated, we may not achieve our projected level of revenue, even if all of our cars currently reserved are sold or otherwise commercialized.

We intend to benefit from additional revenue opportunities, but may not be able to commercialize these platforms.

Apart from generating revenue from sales of the Sion, we also plan to generate revenue from CO2 pooling and the monetization of our solar technology.

Under the relevant EU regulations, a car manufacturer may enter into CO2 pooling arrangements with other car manufacturers to avoid, or reduce, penalty payments, if it pools its emissions with those of manufacturers of zero- or low-emission vehicles. The economic benefit is shared among the pooling participations, potentially providing a manufacturer of zero- or low-emission vehicles with an additional source of revenue. However, it remains uncertain whether such CO2 pooling will be legally feasible in the future after the start of the serial production of our vehicles. The relevant regulatory framework may change and/or other car manufacturers may be less dependent on CO2 pooling than we expected. The unavailability, reduction or elimination of any relevant government and economic incentives could have a material adverse effect on the development of the e-mobility market, our business, prospects, financial condition and operating results. In addition, our potential to benefit from CO2 pooling may be lower than anticipated if traditional car manufacturers develop and produce their own alternative fuel vehicles to reduce their fleet-wide average emissions or if competitors would enter into CO2 pooling arrangements with traditional car manufacturers before us.

We also intend to monetize our technology based on licensing arrangements with third parties and royalty payments and we may also consider the development, general contracting and sale of certain selected solar components to third parties. However, there is no guarantee that we will be able to successfully finalize the development and commence commercialization of our technology on a large scale, particularly if our technologies are not as well received, functional or efficient as expected or should we face significant competition with respect to our technologies. The licensing of our technologies also requires patent-based or similar legal protection and there is no guarantee that we will obtain such protection in a timely manner, in the relevant jurisdictions or at all. We may fail to identify technical innovations that could be patentable and, accordingly, may fail to protect them via patents. In addition, we have already received purchase orders or entered into several letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and boats. There is, however, no guarantee that we will be able to enter into final and binding commercial agreements with such manufacturers and ultimately monetize our technology.

We intend to deploy technologies and solutions in our vehicles, including our solar module technology, which may not be fully functional or available on our anticipated schedule or at all, and may remain unproven and pose additional risks.

The Sion will make use of certain of our technological innovations and solutions, including our solar module technology, our maximum power point tracker central unit (“MCU”), our on-board charger, our power sharing solution and our software and mobile application solution that is tailored to our power sharing solution and provides the backbone for our car-sharing and ride-pooling networks. We also plan to offer our own aftersales, self-service system based on an online database providing manuals and tutorials. The functionality, usability and availability of our technologies and solutions in the day-to-day use of our vehicles and at scale is unproven. Our technology has not yet been tested in industrial production. The relevant production machines that turn our technology into actual products at industrial scale have not yet been developed. There is no guarantee that our vehicles will initially perform as expected under daily driving conditions or that we will be able to detect and fix any potential weaknesses in our vehicles’ technology, hardware or software prior to commencing serial production. For example, our solar modules and/or our batteries may not provide the expected additional range advantage compared to traditional battery electric vehicles or may be less reliable or more expensive to produce than expected. In addition, our solar modules may be subject to accelerated corrosion due to the impact of thermal expansion. An early prototype version of our integrated solar modules rippled and showed optical deviations when intensely exposed to the sun for an extended period of time. While we believe that we have found the reason for these issues, we cannot guarantee that they will not recur. Defects in our integrated solar modules may lead to the ignition of our vehicles and may cause bodily harm. Furthermore, defects or inappropriate use of our power sharing solutions and insufficient safety measures could lead to bodily harm, short circuits and fire damage to our vehicles or any device or facility they are connected to. Also, any of our hardware or software solutions may contain errors, bugs, vulnerabilities or design defects or may be subject to technical limitations that may compromise the functionality of our vehicles or offering. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect and may only be discovered after commercialization of our vehicles has begun. Additional risks may result from the use of any of our other technologies or solutions in jurisdictions where such use is not lawful and which we may not successfully control. For example, our power sharing solution may be used in jurisdictions where any of such power sharing options may not be lawful thereby exposing us or individuals to significant liability risks. Our car-sharing and ride-pooling offering may be subject to restrictive laws on passenger transportation and may also be overall less accepted by our customers than anticipated or compared to similar commercial offerings such as Zipcar or Sharenow.

Any of the technologies we intend to use in the Sion or solutions we expect to offer may not be available or fully functional at the time of the first deliveries of our vehicles or at all. There is no guarantee that our aftersales and self-service database will be fully functional or include all required manuals, tutorials or other relevant content to address all customer concerns and issues at the beginning of the market introduction of the Sion. Our self-service approach may be less accepted by our customers than expected. Customers may prefer an all-around carefree service and we may also not be able to successfully establish and offer a service partner network to our customers for an all-around carefree service for their vehicles as currently intended, in time or at all. In addition, questions concerning the warranty for repairs carried out by customers are still unresolved. Our car-sharing and ride-pooling application is based on complex information technology and may, for example, not be fully functional when first introduced or may not offer all relevant functions. Any impairment to the function or availability of our software applications may limit offerings associated with it and may make our car- and ride-sharing networks, as well as power sharing solutions, unavailable or less practical. Furthermore, not all of our technologies, such as our car-sharing and ride-pooling software application, are or will be protected by patents, which may negatively affect our ability to, directly or indirectly, realize or monetize such technologies.

We depend on the adequate protection of our intellectual property, which can be difficult and costly.

We invest significant resources in the development of technologies and hold several patents relating to our technological innovations to be included in the Sion, such as our solar module technology, ventilation system and our energy management system for vehicles. We consider these technologies and the related patents to be crucial for the commercial success of our vehicles. To establish and protect our rights in our technology, we rely on a combination of patents, trade secrets (including know-how), copyrights, trademarks, intellectual property licenses, employee and third-party nondisclosure agreements and other contractual rights.

The measures we take to protect our intellectual property from unauthorized use by others may not be effective for various reasons. Any patent applications we submit may not result in the issuance of patents, the scope of our issued patents may not be broad enough to protect our proprietary rights or our issued patents may be challenged and/or invalidated by our competitors. Any successful challenge to any of our intellectual property rights could deprive us of rights necessary for the successful commercialization of our vehicles or any technology relating thereto. Challenges to our patents could impair or eliminate our ability to collect future revenues and royalties on our technologies. The patent prosecution process is expensive, time consuming and complicated, and we and our future licensors may not be able to file, prosecute or maintain all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we and our future licensors may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We filed and intend to continue to file trademark applications in relevant jurisdictions but may be unable to register our trademarks or otherwise protect them. For example, we have failed in some jurisdictions to obtain protection for our circle with a dot in the middle, if it is not combined with other distinctive elements. In China, our trademark application for our circle with a dot in the middle, the Sono name, and the combination of the Sono name and our circle with a dot in the middle has been objected to. Our efforts to register a trademark may be subject to oppositions and if a third-party were to register our trademarks, or similar trademarks, in a jurisdiction where we have not successfully registered such trademark, it could create a barrier to the successful commercialization of our vehicles. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage as well as a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results.

Even if we hold valid and enforceable patents or other intellectual property rights, the legal systems of certain countries, including certain developing countries, may not favor the enforcement of these rights or otherwise offer the same degree of protection as do the laws in the EU or United States, which could make it difficult for us to stop the infringement, misappropriation, or other violation of our patents or other intellectual property rights. Further, policing the unauthorized use of our intellectual property in various jurisdictions around the world may be difficult and require significant resources.

We have applied for patent protection relating to our technological innovations to be included in the Sion in certain jurisdictions. While we generally consider applying for patents in those countries where we intend to make, have made, use, or sell patented products, we may not accurately assess all the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, our pending patent applications may be challenged by third parties or such applications may not eventually be issued by the applicable patent offices as patents. In addition, the patents issued as a result of our foreign patent applications may not have the same scope of coverage as our patents in the EU or United States.

Changes in the patent laws or their interpretation in the relevant jurisdictions may reduce our ability to protect our inventions and enforce our intellectual property rights. More generally, these changes could affect the value of our patents and other intellectual property. Our efforts in seeking patent protection for our technology could be negatively impacted by any such changes, which could have a material adverse effect on our existing patent rights and our ability to protect and enforce our intellectual property rights in the future. In particular, our ability to stop third parties from making, using, selling, offering to sell or importing products that infringe our intellectual property rights will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements.

In some cases, we rely upon unpatented proprietary manufacturing expertise, continuing technological innovation, and other trade secrets to develop and maintain our competitive position. While we generally will enter into confidentiality agreements with our employees and third parties to protect our intellectual property, our confidentiality agreements could be breached and may not provide meaningful protection against improper use of our trade secrets or other proprietary information. There can be no assurance that third parties will not seek to gain access to our trade secrets or other proprietary information. In addition, adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets or other proprietary information. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition.

Our patent applications may not lead to the granting of patents or desired protection in time or at all, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of the subject matter to which a particular patent application pertains. If another party has filed a patent application pertaining to the same subject matter as we have, we may not be entitled to the protection sought by our patent application. Patent applications in many jurisdictions are typically not published until several months after filing and we cannot be certain that we were the first to make the inventions claimed in any of our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions and may face similar risks in other jurisdictions should we expand our operations, including in significant vehicle markets such as the United States and China.

Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may seek to bypass our issued patents, which may adversely affect our business, prospects, financial condition or operating results. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents or whether any issued patents will be found invalid or unenforceable or will be threatened by third parties.

We have no experience with using common vehicle platforms, such as our “one base” vehicle platform, in the design and manufacture of our vehicles.

The Sion is engineered on a common vehicle platform (“one base”), which means that we intend to use this platform for new vehicle types and the planned expansion of our product portfolio. We have no experience with using a common platform in the design and manufacture of vehicles. The design of the Sion and our “one base” platform is not complete. We may make changes to the design of the Sion or the platform that may make it more difficult to use the platform for future vehicles. There is no guarantee that we will be able to use the “one base” platform to bring future vehicle models to market faster or at lower cost or that there will be sufficient customer demand for additional vehicle variants of this platform.

Any delay in commercial production of the Sion could adversely affect us.

The start of the production of the Sion has been delayed and is currently envisaged for the second half of 2023, using preliminary “soft” tools, which will be replaced by permanent “hard” tools at a later point in time. Any delay in the scheduled production, manufacture or commercial release of the Sion due to, for example, our inability to successfully complete the development of the Sion, obtain sufficient financing, comply with relevant regulatory provisions and obtain street certification for the Sion or any failure by our suppliers or business partners to meet agreed upon timelines could reduce interest in our vehicles and subject the Sion to unfavorable changes in the regulatory environment over time, such as legal requirements to include certain driver assistance technologies in our vehicles, which may be costly or difficult and costly to implement.

Any delay in the production or delivery of the Sion as currently envisioned or any other future car model could threaten our future existence as a business and may adversely affect our growth prospects. Any delay in the financing, design and launch of the Sion or other car models that we may roll out in the future could lead to the cancellation of reservations or termination or non-extension of relationships with any of our business partners and may materially damage our brand, business, prospects, financial condition and operating results. In order to mitigate the effect of delays of the expected start of the production of the Sion on our customers, we had entered into a cooperation with a traditional car manufacturer and for a limited period offered our customers the option to convert parts of their advance payment into a lease arrangement for another electric vehicle at a discount until the delivery of the Sion. We have recently renewed this offer to our customers under slightly modified conditions and, in addition, alternatively offered them to lease a vehicle at discounted conditions from a start-up car rental company, which claims to focus on sustainability. However, such cooperation and offers expose us to additional costs, obligations and risks, including reputational risks, and there is no guarantee that such initiatives will ultimately have the intended effect on customer loyalty. Any future delay of the start of series production of our vehicles could force us to set up similar initiatives, which could lead to substantial cash outflows and negatively affect our financial results, reputation and business.

We may not be able to develop manufacturing processes and capabilities within our projected costs and timelines.

Our asset-light business model provides for the outsourcing of the production of our vehicles and the sourcing of off-the-shelf components from suppliers, as well as outsourced logistics and delivery management based on low inventories. We have no experience to date in manufacturing vehicles through our production partner on a high volume basis or at all or in supply chain management. We do not know whether we will be able to secure efficient, low-cost manufacturing capabilities and to implement automated manufacturing processes. We also may not be able to secure reliable sources of component supply. Any failure to meet the required quality, price, engineering, design and production standards, as well as the production volumes, may negatively impact our ability to successfully mass market the Sion or other future car models. The injection-molding based production process of our solar module technology or other relevant production technologies may not be as efficiently scalable as expected or, if scaled, may lead to a higher number of product defects than anticipated (due to, for example, increased breakage of solar cells during the injection molding process). Even if we are successful in developing our high volume manufacturing capability and processes and reliably source our component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers or logistics, or in time to meet our vehicle commercialization schedules or to satisfy the requirements of customers. Any failure to develop such manufacturing processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, operating results and financial condition.

Our ability to manufacture vehicles of sufficient quality and appeal to customers on schedule and at scale is unproven and still evolving and we may not be able to commercialize our vehicles.

Our success will depend in large part on our ability to execute our plans to market and sell the Sion as well as other car models that we may roll out at a later point in time. There is no guarantee that we will be able to successfully commercialize the Sion or other potential future car models in time or at all.

The successful conclusion of the commercial introduction, as well as the rollout of future car models, is and will be subject to various risks, including with respect to:

●	customer acceptance of our brand and the Sion and willingness to purchase our vehicles instead of more established brands;

●	our ability to secure necessary funding to complete development and launch of the Sion and maintain our operating expenses until we generate sufficient revenue to meet our costs;

●	the third-party production partner (Valmet Automotive) we plan to use being able to manufacture the Sion or other cars within defined design, tolerances, quality and quantity specifications;

●	our other business partners, such as suppliers and logistics services providers, providing their products and services according to our needs and specifications;

●	the scalability of our operations and the production of the Sion;

●

long- and short-term durability of the relevant e-mobility technology, particularly our proprietary solar module technology based on polymer technology, and other related components in the day-to-day wear and tear of the vehicles;

●	compliance with environmental, workplace safety and similar regulations;

●	securing necessary components and raw materials for our vehicles on acceptable terms and in a timely manner;

●	delays and disruptions in the delivery process of our suppliers or other business partners;

●	our ability to attract, recruit, hire and train and retain skilled employees;

●	quality controls;

●	delays or disruptions in our supply chain;

●	impacts of inflation, including an increase in energy costs;

●	other delays and cost overruns; and

●	unforeseen market developments in a rapidly evolving market environment.

We have yet to acquire the adequate hard tooling, i.e., metal tools that offer high repeatability and reproduction accuracy as well as high processing speed and tool stability, for the long-term serial production of our vehicles according to our timelines and may not be able to procure such tooling in time or at all, particularly if we do not secure the required funding. The currently envisaged start of the production of the Sion in the second half of 2023 will include a first series of vehicles manufactured with soft tooling, which are plastic or aluminum tools that result in greater dimensional tolerances and higher tool wear, but are much simpler and thus more cost-effective to produce. Soft tools will not allow for the production of our vehicles at the required quality and quantity in the long-run. We will not be able to secure the production of vehicles according to our timelines and demands without hard tooling. There is also no guarantee that we will be able to successfully ramp up the production of the Sion once its serial production has been started.

We depend on Valmet Automotive for production of the Sion.

We initially intended to outsource the Sion’s production to National Electric Vehicle Sweden (“NEVS”) in Trollhättan, Sweden. In April 2022, we announced that we would switch to Valmet Automotive in Uusikaupunki, Finland. This change in the envisaged contract manufacturer contributed to an increase in our funding needs and lead to a delay in the intended date for start of production from the first half of 2023 to the second half of 2023. There is no guarantee that the transition from NEVS to Valmet Automotive we run as expected. We may be forced to increase our expected funding needs or to further delay the intended start of production. There is no guarantee that Valmet Automotive will manufacture vehicles that correspond to our specifications and quality expectations or that Valmet Automotive will be able to ramp up production volumes as quickly as currently expected. In addition, outsourcing generally requires the sharing of material proprietary knowledge, trade secrets and other sensitive information and we or Valmet Automotive may not be able to implement effective measures to adequately protect our proprietary information, or other intellectual property, against misadministration, misuse, misappropriation, unauthorized access or loss.

Our asset-light business model provides for the sourcing of off-the-shelf components from suppliers based on a single-source approach.

Various standard automotive parts of the Sion will be off-the-shelf components developed by, and sourced from, third-party suppliers. With respect to our suppliers we currently rely on a “single-source” approach and have selected, or intend to select, one single supplier for a specific car component. This makes our supply chain and the production of our vehicles particularly dependent on the performance of our suppliers and increases the risks of interruption. Our operations will be negatively affected if one of our suppliers experiences capacity constraints and is not in a position to deliver the required quantities of a certain component or part. Single-sourcing also increases the bargaining power of the relevant suppliers, which may expose us to abusive conduct, may prevent us from entering into long-term supply agreements with guaranteed pricing or may require us to accept disadvantageous economic or legal conditions. We may also be forced to stop production should a supplier fail to provide required certifications for its products or should the supplier be accused of infringing or misappropriating third-party intellectual property rights. Many suppliers depend on a small number of established car manufacturers. Suppliers may be significantly impacted and may be forced to close their operations, should any of these established car manufacturers lose significant market share or file for bankruptcy. If we need to replace a supplier or if a supplier terminates its relationship with us, there is no guarantee that we will be able to find adequate substitute products or suppliers in time or at all. In addition, COVID-19-related measures or effects may also affect the availability of products, components and materials. For example, increased demand for semiconductor chips in 2020, due in part to the COVID-19 pandemic and increased demand for consumer electronics that use these chips, has resulted in a severe global shortage of such chips in 2021, which has continued in 2022. Furthermore, it is possible that the supplier does not have the right to sell the relevant product to us, for example, because the supplier lacks the intellectual property rights to the design or because the supplier has an exclusivity agreement with another vehicle manufacturer, which we could force us to discontinue production or sales of the Sion, to replace the part or to change the design of the Sion, which could result in significant delays and costs or make the production of the Sion impossible altogether.

Our vehicles depend on the development, production, performance and durability of batteries being engineered by a single supplier.

The competitiveness and performance of our vehicles depend on the supply and performance of batteries. We have engaged a supplier with the development and production of our lithium-iron phosphate batteries. We are fully dependent on this supplier and any delay or disruption in the development and production of, as well as the supply of batteries from, such supplier could significantly delay or disrupt our own envisioned timelines or the production of our vehicles. Our timeline for the development and production of our vehicles as well as the timeline for the development of the batteries by the supplier are tightly aligned and we may not be able to replace such supplier or its batteries in time or at all without any significant delay or disruption of our own operations should this supplier not be able to develop and deliver batteries on time or at the required quality or quantities. Any other battery cell manufacturer may choose to refuse to supply electric vehicle manufacturers to the extent they determine that the relevant vehicles are not sufficiently safe.

The production of lithium-iron phosphate batteries is exposed to multiple risks, which may not be adequately addressed by our arrangement with our supplier. These risks include the inability or unwillingness of battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-iron phosphate blade cells required to support the growth of the electric vehicle industry as demand for such blade cells may increase steeply, a disruption in the supply of lithium-iron phosphate blade cells due to quality issues or recalls by the battery blade cell manufacturer and an increase in the cost of raw materials used in lithium-iron phosphate cells.

Based on calculations performed by us, we currently expect that the batteries developed by our supplier and to be used in our vehicles will provide a range based on the WLTP standard of up to 305 kilometers, or up to 190 miles, until they have to be recharged. These specifications reflect our current development targets, and there is no guarantee that the batteries will actually have such a range or will represent the state of the art once being integrated in and delivered with the Sion. Even if the batteries sourced from such supplier generally perform as expected, there is no guarantee that we will be able to successfully integrate them in our vehicles and that they will show the same performance in our vehicles as generally specified by the supplier. In addition, based on our simulations, we currently expect a certain decline in the Sion’s battery capacity over its lifespan, which will lead to a decrease in the range of our vehicles. Other factors such as usage, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease our vehicles’ range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions and may adversely affect the commercialization of the Sion and our business operations.

Increases in costs, disruption of supply or shortage of raw materials or certain products could harm our business.

Once commercial production of the Sion begins, Valmet Automotive, which is expected to produce our vehicles, or any of our suppliers may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials required for the production of our vehicles or certain parts or components used in them. Our vehicles depend on various raw materials and products, including aluminum, steel, carbon fiber, non-ferrous metals (such as copper) or anti-freeze heat transfer fluid based on propane diol, corrosion inhibitors, certain polycarbonate blends and computer chips. The prices for these materials and products may fluctuate depending on market conditions, inflation levels and energy prices. Some products, such as computer chips, may not be available at all in the short term.

Substantial increases in the prices for raw materials and/or increases in freight charges would increase our operating costs and could reduce our margins if the increased costs cannot be recouped through increased vehicle prices. There can be no assurance that we will be able to recoup increasing costs of raw materials by increasing vehicle prices.

We intend to outsource logistics management of our operations to third-party logistics (3PL) and potentially fourth-party logistics (4PL) services providers.

We plan to outsource the inbound and outbound logistics management of our operations to third-party logistics (3PL) services providers that will provide comprehensive supply chain, transport, distribution management and execution services while we may also engage a fourth-party logistics (4PL) services provider who will oversee the transportation and logistics operations of our 3PL services companies. Involving external logistics providers entails risks. These include delays, the inefficient logistics management by a 3PL or 4PL services provider or trade restrictions, embargos or COVID-19-related measures affecting supply chain management, including cross border shipments.

We have yet to enter into contractual agreements with many of our prospective suppliers and business partners and may have to renegotiate these agreements as we scale our business.

We will need to finalize our contractual arrangement with many of our prospective suppliers and business partners. Our arrangement with Valmet Automotive, the third-party manufacturer expected to produce the Sion, is of a preliminary and basic nature and various aspects of our commercial and legal relationship with Valmet Automotive, as well as details of the production of the Sion, will have to be clarified and stipulated in a finalized principal contractual framework with Valmet Automotive in advance of the production of our vehicles. Negotiations with Valmet Automotive may consume significant resources and time and there is no guarantee that such negotiations will be concluded successfully. In the negotiations, we may agree to terms and conditions that are less favorable to us than expected. For example, the production cost per single car may be ultimately higher than currently expected due to various factors many of which are beyond our control. We may be subject to unfavorable rules on the transfer of risk with respect to our vehicles or supplied components or disadvantageous payment terms. Any failure to finalize our arrangement with Valmet Automotive in a timely manner may lead to a delay in the production and delivery of the Sion. Terms and conditions (including production costs) of any contractual arrangement, including any preliminary contractual arrangement, may have to be again renegotiated due to a lapse of time or a change in material circumstances should we not be able to realize the anticipated timelines.

We have yet to conclude contractual agreements with many other suppliers and other prospective business partners and may not be able to reach such agreements at favorable terms, in a timely manner or at all. Prospective suppliers and business partners may end their relationship or negotiations with us for various reasons. Many of the suppliers we involve, or intend to involve, are renowned market players with significant bargaining power and whose position towards us is bolstered due to our single-source approach. We, on the other hand, are not an established business and have limited market power. We may therefore not be able to successfully assert our own interests and may enter into contracts with significantly disadvantageous terms and conditions, such as unfavorable prices, limitations on remedies in cases of breach of contract, unfair liquidated damages provisions or broad termination rights allowing our business partners to end their relationship with us at will. If we successfully launch and market the Sion, we will seek to scale our operations. We may have to renegotiate, amend or extend any of our relationships with our business partners and there is no guarantee that we will be successful in doing so. We may incur substantial additional costs and expenses should we have to amend our business model to scaled operations and we may even fail to do so.

The involvement of numerous third parties in our operations and processes adds significant complexity.

The involvement of numerous third parties in our operations and processes adds significant complexity and dependency. There is no guarantee that we will reach the required synchronization among all these parties to successfully produce our vehicles and scale our operations. The logistics processes in our business model (including in-bound logistics such as the shipping of car components from various suppliers to Valmet Automotive’s factory for the assembly of various auto parts, as well as out-bound logistics such as the delivery of our vehicles to customers or hubs) may be more complex, complicated and costly than originally anticipated. The high degree of involvement of third parties is challenging for our IT-systems and interfaces. The resulting complexity may require us to introduce SAP S4/HANA, which may lead to cost increases. In addition, the introduction of SAP S4/HANA may be more time consuming and/or costly than we currently expect. Further vulnerability to our operations is added by the fact that we intend to run the production of the Sion as a one-variant-only model based on a low inventory and “just in time” strategy, which requires particularly precise coordination among Valmet Automotive, our suppliers, the 3PL and 4PL services providers and us as well as prompt delivery by all of the foregoing. We will not maintain a back stock of inventory or material and any supply chain issue, such as price increases in raw materials, shortages, natural disasters, trade disputes or political tensions can adversely affect our operations.

We depend on the acceptance of our brand and any negative publicity relating to any of our business partners and their products or services could have a significant negative impact on our business and reputation.

Our business and prospects heavily depend on our ability to develop, maintain, and strengthen our Sono brand. The automobile industry is intensely competitive and introducing a new vehicle brand to compete with existing, established brands presents significant challenges. Many of our current and potential competitors, particularly car manufacturers headquartered in the United States, EU, Japan and China, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. Establishing our vehicle brand requires substantial resources and we may not succeed in establishing, maintaining and strengthening our brand. We do not intend to maintain a dealership network, which could negatively affect our brand recognition, customer awareness or our ability to provide satisfactory levels of customer service. Our brand and reputation could be severely harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, customers or our industry in general. Any misconduct by, or negative publicity relating to, any of our business partners and their products or services could have a significant negative impact on our business and reputation whether or not such publicity is directly related to their collaboration with us. Our ability to successfully build our brand could also be adversely affected by any negative perception about the quality of our business partners’ products or services, if, for example, a certain car component to be used in the Sion does not meet required safety standards or lacks the required or promoted functionality. This aspect is particularly relevant with respect to prominently marketed parts such as the electric batteries for our vehicles. For example, if the batteries show higher than expected self-discharge or provide less than the promoted range, our reputation could be negatively affected and we may be faced with claims for damages. Furthermore, customers may customize their vehicles after delivery or change the charging infrastructure with aftermarket products, which may cause our vehicles not to operate properly, which, in turn, may create negative publicity and could harm our business.

If the Sion or any of our future vehicles fail to perform as expected, our ability to market our electric vehicles could be harmed.

The Sion, or any of our future vehicles, may not perform as expected or may require repair. The Sion will consist of and its performance depend on various complex components supplied by various suppliers, assembled by a third-party manufacturer. There is no guarantee that all product specifications of the Sion, which reflect our current expectations and development targets, will actually be realized at the time of the first deliveries of our vehicles or at all. The software used to operate our vehicles is complex and may contain defects and errors when first introduced. Our asset-light business model and the intended outsourced production of our vehicles by Valmet Automotive pose particular challenges to our quality management processes. Our quality management system may not be effective or sufficient and the number of defective vehicles may be substantially higher than anticipated. There can be no assurance that we will be able to detect and fix any defects in the vehicles’ hardware or software prior to commencing customer sales. The risk that we do not detect defects before the launch of the Sion and that the Sion will not comport with previously defined product specifications is heightened by our limited experience in designing, developing and manufacturing cars. We may experience product recalls in the future, which could result in the incurrence of substantial costs relating to, for example, return shipping costs for defective vehicles and costs associated with the repair of the underlying product defect. Any product recall may consume a significant amount of our resources. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We make significant use of various communication channels for our public relations activities, including our website and social media, and such activities may expose us to various risks.

We are a young company and increasing brand awareness as well as a close relationship to our community are of utmost importance to us. We keep our community regularly informed and updated about our latest and most important milestones, including the development progress of the Sion, the onboarding of new suppliers and business partners, our technologies or other initiatives involving our community. The information and updates are provided through various online channels (including Facebook, Instagram, Twitter and our website and blog). We have devoted and will continue to devote significant time to such publicity work. However, there is no guarantee that our actions and promotional activities will achieve the expected results. Our continuous online activities and the focus on a close relationship with our community could make us more vulnerable than other companies to negative publicity should any of the information shared by us turn out to be unpopular or incorrect. Unfavorable publicity, including due to possibly incorrect content or statements on our website or other channels, a delay in the development and production of the Sion beyond the currently targeted date for the start of serial production or achievements of our competitors, may adversely affect our reputation, impair the relationship to our community and undermine the trust and credibility we have established.

Any perception that our advertisements were overly positive or that we do not live up to our promises may damage our reputation and adversely affect our business.

Not all the specifications and product details we have promoted in our advertisements or public statements may be actually feasible or ultimately implemented in the Sion. There is no guarantee that all product specifications of the Sion, which we advertised and which reflect our current expectations and development targets, will actually be realized at the time of the first deliveries of our vehicles or at all. If advertised key characteristics of our vehicles, such as a specified range advantage based on our solar modules, a certain range of our batteries and a specific entry-price, turn out to be ultimately unrealistic, unfeasible or false, we may be exposed to negative publicity, reputational damage, cancellations, lower orders or even legal claims and litigation. For example, we advertised an interior design element of the Sion based on the integration of selected moss into the dashboard and center console of the vehicle to complement the air filter’s activity. The filter effect of the moss is, however, uncertain. A key aspect of the Sion is the range that we advertise, including the incremental range offered by the solar panels on the vehicle, and so if the Sion does not perform as advertised this could significantly impact our brand and reputation. In addition, our public communications may have contained, or may contain in the future, incorrect information or statements or may be subject to misperception. We often advertise our vehicles with rather general characteristics and specifications that are subject to interpretation, such as “green,” “environmentally friendly” or “battery reach” and any statement relating thereto may spark discussions, challenges or legal claims should any of our customers or other third party have an understanding of these characteristics and specifications that differs from ours.

We also have made and may continue to make commitments to our community aiming at its involvement, such as the announcement that we would reserve one seat in our supervisory board for a community member or that customers would be particularly rewarded for their loyalty. Our brand, reputation and credibility could be significantly harmed should we ultimately not be able to realize or implement any such commitment or statement, in part or in full or as originally contemplated, due to tax, legal, practical or any other reasons and our business may be adversely affected or subjected to litigation or legal proceedings. Any negative publicity, negative customer feedback or reputational damage, whether substantiated or not, may be significantly accelerated through social media due to its immediacy, general anonymity and accessibility as a means of communication. Any of the foregoing could adversely affect our business.

Our advertisements may not have complied in the past and may not comply in the future with all relevant legal requirements.

We cannot guarantee that all of our public statements that qualify as advertisements, or whole advertising campaigns, comply with legal requirements under competition law or other laws, rules or regulations, such as the requirement to include statements on fuel consumption and CO2 emissions in certain advertisements. Any non-compliance could lead to administrative fines and may result in us being required to discontinue a campaign. We may also be forced to publicly correct incorrect statements. Any of the foregoing could adversely affect our reputation and brand and our business.

Our distribution model is different from the distribution model typically used by other car manufacturers.

We intend to sell our vehicles directly to our customers over the internet rather than through traditional dealerships or company-owned retail stores. This model of vehicle distribution is relatively new and its long-term effectiveness is unproven. It subjects us to substantial risk as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than may be possible by utilizing the traditional dealership system. For example, we will not be able to utilize long established sales channels developed through a dealership system to increase our sales volume. Moreover, we will be competing with car manufacturers with well established distribution channels. The implementation of our direct sales model will also be subject to numerous significant legal challenges, including obtaining permits and approvals from relevant authorities, and we may not be successful in addressing these challenges. In addition, there are substantial automotive franchise laws in place in many markets around the world and we might be exposed to significant franchise dealer litigation risks. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies and our inability to successfully implement such a distribution model could adversely affect our business, reputation, results of operations, financial condition and prospects.

We have no experience servicing our vehicles. If we are unable to address the service requirements of our customers, our business will be materially and adversely affected.

We intend to offer our own innovative aftersales service and maintenance platform that will also focus on inexpensive repairs and “do-it-yourself” maintenance based on an online database and video manuals accessible for our customers and independent car workshops while we also plan to maintain our own network of cooperating service partners.

However, we do not have experience servicing, repairing or maintaining our vehicles. There is no guarantee that our innovative service concept will be successful and be able to meet customers’ needs or preferences. Traditional car manufacturers typically maintain a broad network of car dealerships where customers can bring their vehicles for servicing and maintenance. Certain car repairs, such as, for example, fixes of the engine control unit or coil springs, the restoration of the air conditioning system or brake plumbing and reservoir replacement, are complex and involve toxic substances. Any such repairs, which are complex and/or include hazardous substances, should generally not be conducted by lay persons and are not suitable for do-it-yourself maintenance. In addition, servicing electric vehicles is different from servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. The Sion will be equipped with complex hardware and software and the integrated solar module technology adds additional complexity to potential repair work. Depending on the specific kind of repair, service or maintenance work required for one of our cars, our customers may not be able to engage in such work by themselves, may find the experience offered by our platform unsatisfying or get involved in accidents while attempting to engage in such work without professional assistance and may be required to hire qualified experts at their own expense. Further, we are currently reviewing the future warranty regime of our vehicles and intend to avoid material conflicts between such warranty regime and our self-service platform. However, there is no guarantee that we will ultimately be able to fully reconcile our future warranty regime with our “do-it-yourself” maintenance approach and any repair or act conducted directly by our customers or a third-party service provider on our vehicles could negatively affect the warranty rights of our customers or any other rights they may have. Any such insufficiency of our self-service platform may negatively affect customers’ view of our case, the public image of user-friendliness of our vehicles, impact the number of vehicles sold and subject us to lawsuits.

We may ultimately decide to partner with a third party to perform some or all of the service and maintenance on our vehicles, and there can be no assurance that we will be able to find an external partner or that we will be able to enter into an arrangement with any such third-party provider on terms and conditions acceptable to us. Although such servicing partners may have experience in servicing vehicles in general, they will initially have limited experience in servicing our vehicles and there can be no assurance that any such service arrangements will adequately address the service requirements of our customers. If we are unable to successfully address the service requirements of our customers, our business, reputation, results of operations, financial condition and prospects will be materially and adversely affected.

Product recalls could materially adversely affect our business, prospects, operating results and financial condition.

Our vehicles are complex products that include innovative and complex hardware and software components whose reliability and durability in the day-to-day wear and tear of our vehicles remains untested. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our vehicles prove to be defective or noncompliant with applicable relevant vehicle safety standards. Relevant defects may include, for example, defective batteries, a lack of durability of our solar modules, intense heat development or thermal expansion of our modules, as well as defective brakes or airbags. Any product recall in the future may result in adverse publicity and damage our brand. Such recalls could involve significant expense and diversion of management attention and other resources and could adversely affect our business, prospects, financial condition and results of operations.

Insufficient warranty reserves to cover future warranty claims could materially adversely affect our business, prospects, financial condition and operating results.

We plan to offer a customary warranty for our vehicles. Our vehicles will be equipped with innovative and complex hardware and software, which may make them vulnerable to quality issues and/or warranty claims, particularly as we rely on an outsourced manufacturing approach where we only have limited control over processes. Once the Sion is in production, we will need to maintain warranty reserves to cover warranty-related claims. If our warranty reserves are inadequate to cover future warranty claims, we may become subject to significant and unexpected warranty expenses. There can be no assurances that then-existing warranty reserves will be sufficient to cover all claims.

Our vehicles will make use of lithium-iron phosphate battery cells and solar modules, which both pose certain health and safety risks.

The batteries to be used in the Sion will make use of lithium-iron phosphate chemistry packed in the form of blade cells. On rare occasions, the blade cells can rapidly release stored energy. Any such uncontrolled and unintended outburst of energy may ignite or cause damages to nearby materials as well as other blade cells. Once the Sion is commercially available, any incident involving rapid release of energy from blade cells that causes damage or injury could subject us to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-iron phosphate cells for automotive applications or any future incident involving lithium-iron phosphate cells, such as a vehicle or other fire, even if such incident does not involve our vehicles, could seriously harm our business and reputation.

Once manufacturing of our vehicles commences, our production partner Valmet Automotive may have to store a significant number of batteries at its facilities. Even if our production partner has implemented safety procedures related to the handling of the batteries, a safety issue or fire related to the batteries could disrupt operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for us and our products. Such adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results.

Solar modules may also pose various risks to their environment. Solar modules include components and complex systems that can fail, such as switches, fuses or wiring feeding the solar modules’ power into our vehicles’ systems. In addition, solar panels are made of chemical and potentially toxic materials, such as arsenic and cadmium, in a process that generates many toxic byproducts such as hexafluoride. These products are dangerous for the environment as well as humans. Furthermore, solar modules may catch fire due to, for example, spontaneous combustions, either from the parts within the modules or in the surrounding environment, due to the high levels of heat produced by the device. Solar modules that catch fire may produce heat, smoke and toxic byproducts, may lead to the destruction of the vehicle or may cause bodily harm. In addition, excessive heat may significantly reduce the power output of our solar modules and negatively affect our vehicles range. Excessive heat may also lead to thermal expansion and deformation of solar modules, which can negatively affect their functionality or damage the exterior of our vehicles.

We will not be able to influence, control or predict the actions of customers and third parties engaging in car-sharing or ride-pooling.

We will not be able to influence, control or predict the actions of customers and third parties using our technologies and innovations. We may be unable to provide a safe environment for drivers, customers or any third party exposed to our car-sharing and ride-pooling offering. Any inappropriate conduct, misconduct or criminal activity (including accidents, vandalism, cases of sexual abuse bodily harm or theft) in connection with our car-sharing and ride-pooling platform or our vehicles may significantly impair our customers’ experience, damage our brand and reputation and may expose us to legal claims. We intend to obtain insurance coverage that addresses various risks relating to our car-sharing and ride-pooling offering but there is no guarantee that we will be able to obtain such insurance coverage in a timely manner, on favorable terms, with the required scope of protection or at all. In addition, there can be no assurance that any coverage we obtain will be sufficient to cover potential claims. We may also decide to discontinue our car-sharing and ride-pooling offering at any given point in time should the offering turn out to be unprofitable, not be accepted by customers or face significant legal challenges. For example, an intense use of our car-sharing and ride-pooling platform may subject us or individuals to laws governing the (public) transport of passengers or similar laws together with the relevant legal implications.

Any unauthorized control or manipulation of our vehicles’ systems could result in loss of confidence in us and our vehicles and harm our business.

Our vehicles will contain complex information technology systems and built-in data connectivity, positioning us to install periodic remote updates to improve or update functionality. We also intend to deploy our own proprietary software and mobile application solution that will provide access to our car-sharing and ride-pooling networks as well as the bidirectional power sharing solution. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our vehicles and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of or to change our vehicles’ functionality, user interface and performance characteristics, or to gain access to data stored in, or generated by, our networks, systems or vehicles. Future vulnerabilities could be identified and our efforts to remediate such vulnerabilities may not be successful. Any leakage or loss of data may expose us to liability risks with respect to suppliers or employees as well as customers regarding personal data.

Any unauthorized access to or control of our networks, systems and vehicles or their systems, illegal use of software or any loss of customer or other personal data could result in legal claims or proceedings. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, systems or data, as well as other factors that may result in the perception that our vehicles, systems or data are capable of being “hacked,” could negatively affect our brand and harm our business, prospects, financial condition and operating results.

Interruption or failure of information technology and communications systems could disrupt our business and affect our ability to effectively provide our services.

We utilize information technology systems and networks as well as cloud computing services to process, transmit and store electronic information in connection with our business activities. We manage and maintain our applications and data utilizing a combination of on-site systems as well as externally managed data centers and cloud-based data centers. We utilize third-party security and infrastructure service providers to manage our information technology systems and data centers. These applications and data encompass a wide variety of business-critical information, including research and development information, commercial information, and business and financial information as well as personal data of customers or employees. In addition, we also rely on independent third-party service providers, such as Google, which play an important role for our offering, marketing channels and overall presence. Our data of any kind stored on the cloud services and on individual devices could be lost due to improper handling, insufficient commissioning of third parties to create backup copies, or due to damage or accidental or intentional deletion by our employees. Our data could also fall into the hands of third parties, whether through espionage, hacking or due to incorrect operation of the systems.

Despite the implementation of security measures by us or our service partners, our or our service partners’ systems as well as any relevant third-party service provider will be vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. The relevant data centers could also be subject to break-ins, sabotage and intentional acts of vandalism causing potential disruptions. Some of our or our service providers’ systems will not be fully redundant, and our disaster recovery planning cannot account for all eventualities.

Any problems with or insufficiencies of our or our service providers’ data centers or services could result in lengthy interruptions of our or our service providers’ information technology systems and could also affect our vehicles. Cyber threats are persistent and constantly evolving. Such threats have increased in frequency, scope and potential impact in recent years. Information technology evolves rapidly and we or our service providers may not be able to address or anticipate all types of security threats, and may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. There can be no assurance that we or our service providers, contractors or consultants will be successful in preventing cyberattacks or successfully mitigating their effects. Similarly, there can be no assurance that any third-party service provider will be successful in protecting our confidential and other data that is stored on their systems. In addition, we may suffer reputational harm or face litigation or adverse regulatory action as a result of cyberattacks or other data security breaches and may incur significant additional expense to implement further data protection measures. Any disruption of the networks and services of independent third-party service providers could also negatively affect our operations, accessibility or offering.

Vehicle sales are influenced by interest rate levels and availability of credit for vehicle financing and a substantial increase in interest rates could materially and adversely affect demand for our vehicles.

In certain regions, including the EU, financing for new vehicle sales has been available at relatively low interest rates for several years due to, among other factors, expansive government monetary policies. The recent increase in inflation rates will likely lead to a change in monetary policies and rising interest rates, which may in turn lead to an increase of market rates for new vehicle financing and in turn, negatively affect demand for our vehicles. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, customers may not desire or be able to obtain financing to purchase or lease our vehicles. As a result, a substantial increase in customer interest rates or tightening of lending standards could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

We may face risks associated with our growth strategy and international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business.

Our initial market will be central Europe, with a particular focus on Germany. In the future, we intend to expand our geographic coverage beyond these markets, including the United States and China. Due to our intention to expand our operations internationally, we may face risks associated with our growth strategy, including possible unfavorable regulatory, political, tax and labor conditions, which could harm our business, as well as incurring significant expenditures necessary for road certification in such new markets. Our operations will be subject to the local legal, political, regulatory and social requirements and economic conditions in the relevant jurisdictions. There is no guarantee that we will obtain road certifications for our vehicles in the relevant markets or at all. We have not yet checked the feasibility of a rollout of the Sion or other potential products in all the markets we may tap in the future and may identify political, regulatory, operational or practical hurdles, which may render an expansion into such a market unfeasible.

We have no experience to date selling our vehicles. Any international sales would require us to make significant expenditures, including the potential hiring of local employees and potential establishment of local offices or facilities, in advance of generating any revenues. We are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our electric vehicles and require significant management attention and which we may not have adequately addressed or not addressed at all as of today. These risks include:

●	conforming our vehicles to various international regulatory requirements where our vehicles are sold, including potential additional road or other certification requirements;

●	difficulty in staffing and managing foreign operations;

●	misconceptions and/or false assumptions about foreign local markets;

●	difficulty in establishing our brand and attracting customers in new jurisdictions;

●	foreign labor laws, regulations and restrictions as well as strikes or work stoppages organized by labor unions relevant for us, our suppliers or business partners;

●

foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in Germany or The Netherlands, and foreign tax and other laws limiting our ability to repatriate funds to The Netherlands;

●	fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities we undertake;

●	foreign government trade restrictions, tariffs and price or exchange controls;

●	changes in diplomatic and trade relationships; and

●	political instability, natural disasters, war or events of terrorism.

If we fail to successfully address these risks, our business, prospects, operating results and financial condition could be materially harmed.

If we fail to manage our future growth effectively, we may not be able to market and sell our vehicles successfully.

Any failure to manage our future growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. Our internal organization currently follows a “teal” approach that advocates employee autonomy, self-organization and organic adaption to business growth. This organizational approach may prove less efficient or impractical as our business grows and organic adaption of our internal organization to our growing operations may fail. We may have to invest significant additional resources and focus our attention on adapting our internal organization, function and processes which may cause distraction from our operations and negatively affect our business. We may not be able to hire an adequate number of new and qualified employees to support our growth strategy.

If we are unable to attract and retain key employees and hire qualified management, technical and vehicle engineering personnel, our ability to compete could be harmed.

The car industry is rapidly evolving, particularly in the area of e-mobility, and a carmaker’s profitability depends on technological innovation and resources. Our success in such an environment depends, to a large extent, on our management and the ability to retain our key personnel. We are a founder-led business. We depend on the skills and visions of our founders. We benefit from the expertise and knowledge of our research and development team and our competitiveness could be significantly impaired should we be unable to retain the head of our research and development team or any other team member. Any temporary or permanent unavailability or any unexpected loss of one or more of our founders, management members or key employees could adversely affect our business and competitiveness.

Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop highly qualified personnel. We may have to hire a significant additional number of employees in order to be able to finalize the development of the Sion and start its serial production according to our currently envisioned timelines. We may not succeed in hiring employees in sufficient numbers or at all, as our vehicles are based on a different technology platform than traditional internal combustion engines and individuals with sufficient training in electric vehicles, particularly vehicles using solar technology, are scarce, and as a result, we will need to expend significant time and money to train available employees. Competition for qualified employees is intense, and our ability to hire, attract and retain them depends, among others, on our profitability and ability to provide competitive compensation. We have a limited operating history and our brand and reputation as an employer are not as developed as that of established car manufacturers. We have not yet generated any material revenues, significantly depend on external financing and may not be able to offer potential employees attractive or competitive remuneration.

We may therefore not be able to attract, integrate, develop or retain qualified personnel in sufficient quantities or at all. Any failure to do so could adversely affect our business, including the execution of our global business strategy. Unqualified or unreliable personnel may also expose us to various risks not directly related to our operations, such as violations against insider trading laws, the misappropriation of trade and business secrets or personal data from our technology infrastructure, material incorrect entries in our accounting systems, weak management of our customer or supplier relationships or logistics management.

We are exposed to various liability risks resulting from past or existing employment relationships and labor laws.

We employ an increasing number of employees and expect our workforce to grow significantly in the short-term. However, a significant number of employees decided to leave us and we also had to terminate employment relationships with numerous individuals in the past due to various reasons. We are exposed to liability and other risks related to former employees. For example, former employees may assert that the termination of their employment relationship by us was not justified under applicable law and may seek re-employment, monetary compensation or damages. In addition, despite their termination, former employees may still claim to be, fully or partially, entitled to certain benefits granted to them while they were still employed with us, such as, for example, certain incentives, bonuses or pension entitlements.

The management of a growing workforce poses various risks and challenges, particularly in the EU and Germany, where the vast majority of our workforce is located. The labor laws in Germany are complex and rather employee-friendly. For example, the German Working Time Act (Arbeitszeitgesetz) sets out a strict framework for, among others, the length of working shifts and resting breaks, the definition of working days and holidays, work on holidays, compensation and the obligation of employers to record working times of employees. There can be no assurance that we have complied or will comply in all material aspects with applicable labor laws, which may lead to the imposition of material fines or even criminal liability and may significantly negatively affect our reputation.

We face risks related to health epidemics, including the recent COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

We face various risks related to public health issues, including epidemics or pandemics, such as COVID-19. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, and has led to a global decrease in vehicle sales in markets around the world. Various aspects of our business cannot be conducted remotely and thus may not be carried out during work-from-home periods. The pandemic may also affect the interest of our customers in our innovative car-sharing and ride-pooling networks to which each Sion will be connected. Our car-sharing and ride-pooling solution as currently envisioned may not be compliant in all aspects with relevant or potential legislation related to COVID-19 or any other pandemic, concerning aspects such as minimum distance, the maximum number of persons allowed in a confined space or others. Any cases of infections that could be traced back to the use of one of our shared vehicles, or any other car-sharing services, whether through our fault or not, could adversely affect our reputation, customers’ interest and trust in our sharing services, as well as car-sharing services in general.

The spread of COVID-19 has caused us to modify our business practices (including employee travel, work from home and cancellation or reduction of physical participation in sales activities, meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine to be in the best interests of our employees, customers, suppliers, manufacturing partners and others business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of our workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be impacted. Measures taken to address the spread of COVID-19 may also lead to a trend to work-from-home, which could result in lower demand for cars and could negatively impact our sales and marketing activities.

The extent to which the COVID-19 pandemic impacts our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the existence or emergence of potentially more infectious or harmful variants, the actions to contain the virus or mitigate its impact, the effect and penetration of vaccinations, the availability of medication and how quickly and to what extent normal economic and operating activities can resume. The COVID-19 pandemic could limit the ability of our customers, suppliers, third-party manufacturing partners and other business partners to perform, including third-party suppliers’ ability to provide components and materials used in our vehicles. We may also experience an increase in the cost of raw materials used in our commercial production of vehicles. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

Difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment, or a decline in consumer confidence as a result of the COVID-19 pandemic could have a material adverse effect on the demand for our vehicles. Under difficult economic conditions, potential customers may seek to reduce spending by forgoing our vehicles for other traditional options, increase use of public and mass transportation options or may choose to keep their existing vehicles, and cancel reservations.

There are no comparable recent events which may provide guidance as to the effect of the spread of COVID-19 and a pandemic, and, as a result, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of COVID-19’s impact on our business, our operations or the global economy as a whole. However, the effects could have a material impact on our results of operations, and we will continue to monitor the situation closely.

Our operations could be adversely affected as a result of disasters or unpredictable events.

Our operations could be disrupted, among others, by natural disasters such as earthquakes, fires or explosions, pandemics and epidemics, power outages, terrorist attacks, cyberattacks, war or other critical events. This also applies to the operations of our suppliers and other business partners. Some of our production sites may be, should we geographically expand our operations, in regions that could be affected by natural disasters such as flooding or earthquakes. Disruptions may also result from possible regulatory or legislative changes in the relevant jurisdictions of our, our suppliers’ or our business partners’ operations.

In February 2022, Russia invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers. We cannot yet foresee the full extent of the sanction’s impact on our business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war could have a material impact on our results of operations, liquidity, and capital management. We will continue to monitor the situation and the effect of this development on its liquidity and capital management. At the same time, we have taken actions to maintain operations and to secure our supply chain.

Risks Related to Our Financial Position

We will have to raise additional funds until the start of the production of the Sion and potentially beyond, which may not be available to us on acceptable terms or at all when we need them.

According to our current estimates, we currently expect to need additional funds of at least €275 million between the date of this annual report and the start of the production of the Sion, which we currently envisage to begin in the second half of 2023 (based on soft tooling production to be subsequently replaced by hard tooling), for additional development activities, the initiation of serial production and obtaining of street certification and to finance overhead costs until then. These funds are required for the completion of the development and testing of the Sion, the acquisition of the relevant production and supplier tooling for the Sion (such as test-benches, manufacturing equipment for parts, machinery for body construction and final assembly) and our operational expenditures. Any delay of the start of production will lead to higher funding needs. See also “—Risks Related to Our Business and Operations—Our ability to develop vehicles is unproven and we may fail to finalize development and realize the commercialization of the Sion within the intended timeframe, budget or at all.”

Our cash and cash equivalents are not sufficient to secure our needs through the start of production of the Sion. Accordingly, we will need to raise additional capital in significant amounts in the near future. Our funding needs may even increase beyond our current projections should we have to significantly change the design and development of the Sion due to, for example, undiscovered design flaws, lacking certification of, or a need to reengineer, car components, the replacement of one of our suppliers, a higher need for personnel than planned, or regulatory changes regarding, for example, increased safety standards, such as a requirement for a certain driver assistance system. Shifts in the timeline due to a lack of required financing or development taking longer than originally anticipated may also increase our external financing requirements. We would also have to secure additional financing should we decide to grow and expand our product portfolio and operations. Inflation and other external factors, such as supply shortage as a result of the Russo-Ukrainian war, may also lead to an increase in our funding needs.

We may find that our efforts related to the growth of our operations are more expensive than we currently anticipate or may not be available at all, and these efforts may not result in revenues, which would further increase our losses and external financing needs. If we are unable to raise required funding, we may not reach commercial operations. Our ability to generate revenue and achieve profitability in the future depends in large part on our ability, alone or with our business partners, to achieve milestones and to successfully complete the development of, obtain the necessary regulatory approvals for, and commercialize, our vehicles and/or solar technologies. We may never succeed in these activities and may never generate revenue from vehicle sales that is significant enough to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects could be materially adversely affected, including the possibility that we may not be able to successfully finalize, market and commercialize the Sion. See “—Risks Related to Our Business and Operations—We are an early stage company with a history of significant losses and expect continuing losses for the foreseeable future, which lead to continued reliance on significant external financing and raise substantial doubt about our ability to continue as a going concern.”

We may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply, which may negatively affect our ability to reach funding goals.

We may apply for federal and state grants, loans and tax incentives under various government programs designed to stimulate the economy or to support the production of electric vehicles and related technologies. We anticipate that there may be new opportunities for us to apply for grants, loans and other incentives from the German federal or state government(s), the EU or other governments or quasi-governmental organizations.

Our ability to obtain funds or incentives from these sources is subject to the availability of funds under applicable programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining any of these grants, loans and other incentives. If we are not successful in obtaining any of these additional incentives and unable to find alternative sources of funding to meet our planned capital needs, our business and prospects could be materially adversely affected.

The unavailability, reduction or elimination of government and economic incentives or imposition of any additional taxes or surcharges could have a material adverse effect on the development of the e-mobility market, our business, prospects, financial condition and operating results.

Many governments have established e-mobility funding programs, government subsidies, tax benefits and other economic purchase incentives in relation to the acquisition of electric vehicles. Any reduction, elimination or discriminatory application of government funding programs or subsidies and other economic incentives or imposition of any additional taxes and surcharges may negatively impact the competitiveness of the electric vehicle industry generally or the Sion in particular.

We do not expect to pay any dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the completion of development of the Sion and start of its serial production, as well as the growth of our business. We currently do not intend to pay any dividends to holders of our ordinary shares. As a result, capital appreciation in the price of our ordinary shares, if any, will be your only source of gain on an investment in our ordinary shares. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information.—Dividends.”

Regulatory, Legal and Tax Risks

We are subject to substantial regulation and unfavorable changes to, or failure by us to comply with, these regulations could substantially harm our business and operating results.

Electric vehicles as well as certain of our innovative solutions are subject to substantial regulation under international, national, regional, and local laws. We expect to incur significant costs in complying with these regulations. In addition, additional regulatory costs or hurdles may materialize in the future as we expand our operations, as we have not yet assessed all relevant legal aspects of our operations and current business model with respect to the relevant legal framework of all jurisdictions we may conduct business in. For example, our car-sharing and ride-pooling solution as currently envisioned may not be feasible in all relevant jurisdictions and may conflict with local laws on the transport of passengers. For example, customers who offer ride-pooling on a regular basis in return for payment may require a governmental license for the transport of persons in certain jurisdictions. Furthermore, our power sharing solutions to be included in our vehicles, which may allow for transfer of power from a vehicle in return for a payment, may have to comply with calibration laws in certain jurisdictions and any violations could have significant implications for any individual making use of such a solution or us.

Furthermore, regulations related to the electric vehicle industry and alternative energy are evolving and we face risks associated with changes to these regulations, including, but not limited to, increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs and business models based on the internal combustion engine, which could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote electric vehicles. Regulators may specifically support selected established automobile manufacturers in their transition from internal combustion engine technologies to alternative technologies, which may distort competition in the e-mobility market. In addition, the adoption of new or amendment of existing regulations or frameworks regarding the subsidization of electric vehicles or the promotion of alternative fuel concepts could negatively affect demand for our vehicles or electric vehicles in general. Furthermore, changes to the regulations governing the assembly and transportation of battery cells could increase the cost of battery cells or make such commodities more difficult to obtain.

To the extent laws change, our vehicles may not comply with applicable international, national, regional or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

We may face regulatory and other challenges attempting to sell our vehicles directly to customers.

Our business plan includes the direct sale of the Sion to our customers via pre-orders that can be placed on our website in order to provide a cost-efficient marketing approach and save dealer margins. Certain jurisdictions, which may become relevant for our operations in the future, require a license to sell vehicles within that jurisdiction, prohibit carmakers from directly selling vehicles to customers or require a physical dealership within that jurisdiction to deliver vehicles to customers. We have not performed complete legal analyses for all potentially relevant jurisdictions in which we may sell our vehicles.

As a result, we may not be able to sell and deliver our vehicles in each relevant jurisdiction where we, currently or in the future, plan to market our vehicles, which would adversely affect our business, prospects, financial condition and operating results. In addition, the online-based marketing and sale of our vehicles to our customers may trigger local taxing obligations for our customers or us, depending on the jurisdiction from which a car is ordered, which we may not have yet considered and may make our option less attractive to customers in key markets or impose additional financial burdens.

Furthermore, our distribution model is not common in the automotive industry today and is relatively new and unproven, therefore subjecting us to substantial risk as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than may be possible by utilizing the traditional dealer franchise system. For example, we will not be able to utilize long established sales channels developed through a franchise system to increase our sales volume. Moreover, we will be competing with car manufacturers with well established distribution channels. Established car manufacturers or dealer associations may challenge or litigate any governmental license or other authorization allowing us to directly sell our vehicles or may engage in regulatory and/or legislative efforts to interpret laws or propose laws that, if enacted, would prevent us from directly selling our cars to customers. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Any workaround to realize our direct sales strategy could add significant complexity and, as a result, costs to our business.

We are subject to various environmental laws and regulations that could impose substantial costs upon us.

Our operations, are or will be subject to international, national, regional and/or local environmental laws and regulations, including, in the jurisdictions in which we intend to sell our products, laws relating to the use, handling, storage, disposal and human exposure to hazardous materials (including the German Federal Soil Protection Act (Bundes-Bodenschutzgesetz), the US Comprehensive Environmental Response, Compensation and Liability Act, Regulation (EC) no. 1907/2006 (REACH), or CERCLA). Furthermore, we will be affected by the Extended Producer Responsibility (ERP), a EU policy approach under which producers are given a significant responsibility – financial and/or physical – for the treatment or disposal of post-consumer products. Environmental and health and safety laws and regulations can be complex, and we expect that we will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations, which may require us to change our operations, potentially resulting in a material adverse effect on our business, prospects, financial condition and operating results.

These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations.

We may be involved in legal proceedings based on the alleged violation of intellectual property rights, such as patent or trademark infringement claims, which may be time-consuming and cause us to incur substantial costs.

Technological innovation will be a crucial aspect of success on the electric vehicle market. We have been granted three patents for our technologies and intend to continue to file additional patent applications in the future. As the number of competitors in the electric vehicle market increases, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases. While we are not aware that our technologies infringe the proprietary rights of any third party, we do not regularly conduct freedom to operate searches. We may also in-license patents and other intellectual property from third parties, including suppliers and service providers, and we may face claims that our use of this in-licensed technology infringes the intellectual property rights of others. In such cases, we will seek indemnification from our licensors. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses.

We may be required to participate in interference, derivation or opposition proceedings that concern disputes regarding priority of inventions disclosed in our patents. Determining patent infringement by a product, as well as priority of inventions and other patent-related disputes, involves complex legal and factual issues and the outcome is often uncertain. We have not conducted any significant search of patents issued to third parties, and third-party patents containing claims covering our technology or methods that predate our patents may exist. Because of the number of patents issued and patent applications filed in our technical areas or fields (including some pertaining specifically to electric vehicles), our competitors or other third-parties may assert that our technology and the methods we employ in the use of products incorporating our technology are covered by patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, we may not be aware of certain patent applications that are currently pending, which applications may result in issued patents that our technology or other future products would infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe.

The Sion will make use of complex hardware and software solutions and we may not have the resources to sufficiently assess potential infringements of third-party patents or other intellectual property rights. Our ability to successfully commercialize the Sion may be significantly impaired should any of its components violate third parties’ intellectual property rights, particularly with respect to our key technologies, such as our solar technology. The scope of patent claims is subject to construction based on interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. Established car manufacturers or other market players may invest significant resources and capital to protect their intellectual property and scan the market for potential violations. There is a heightened risk that inquiries or legal proceedings based on the alleged violation of intellectual property rights are initiated by established car manufacturers that develop and test technologies similar to ours and that have much more resources and funds than us. Other companies owning patents or other intellectual property rights relating to technologies relevant for us, such as battery packs, solar modules, power sharing solutions or electronic power management systems may also allege infringement of such rights. In addition, we may also be exposed to claims from individuals who were or are engaged in the design and development of our vehicles or technologies. The publicity interest we receive as a public company draws significant attention to us and likely generally increases the risks of such claims and legal proceedings, no matter whether such claims lack the required merits or not or are of merely fraudulent nature.

In response to a determination that we have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease or delay development, production, sales or use of the Sion or any other of our vehicles that incorporate the asserted intellectual property in general or in certain jurisdictions;

●	pay substantial damages, settlements or ongoing royalties;

●	obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or at all;

●	enter into cross-licenses with our competitors; or

●	redesign one or more aspects or systems of our vehicles, which may require us to invest substantial resources in the redesign process.

In addition, we may be required to indemnify our customers and distributors against claims relating to the infringement of intellectual property rights of third parties related to our products. Third parties may assert infringement claims against our customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or distributors, or may be required to obtain licenses for the products or services they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our distributors may be forced to stop distributing our products or services, and our customers may be forced to stop using our products or services.

The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. Because of the substantial amount of discovery required in certain jurisdictions in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. If we are required to obtain a license from any third party in order to use the infringing technology and continue developing, manufacturing or marketing our vehicles, we may not be able to obtain such required license on commercially reasonable terms or at all, including due to competitors being unwilling to provide us a license under any terms. A successful claim of infringement of intellectual property against us could therefore materially adversely affect our business, prospects, operating results and financial condition. Any litigation or claims, whether valid or invalid, could result in substantial costs and diversion of resources and we have not yet created any reserves for litigation related to intellectual property.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest, which may adversely affect our business.

Our trademark registrations and applications are valuable assets and may be challenged, infringed, circumvented or declared generic or determined to infringe a third party’s trademarks. We may not be able to protect our rights to these trademark registrations or applications, which may be necessary to build name recognition among potential collaborators or customers in our markets of interest. For example, we have failed in some jurisdictions to obtain protection for our circle with a dot in the middle, if it is not combined with other distinctive elements. In China, our trademark application for our circle with a dot in the middle, the Sono name, and the combination of the Sono name and our circle with a dot in the middle has been objected to. Equally, there can be no assurance that we will be successful in registering additional or replacement trademarks if we were to engage in a rebranding. At times, competitors may adopt trademarks or trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our trademark registrations or applications. We have not conducted any availability searches for trademarks to assess whether our trademark registrations would not infringe a third party’s trademarks, or whether our trademark applications would be successfully registered. We can provide no assurance that our pending trademark applications will be approved. Successful third-party challenges to the use of any of our trademarks may require us to rebrand our business or certain products or services associated therewith.

Over the long term, if we are unable to establish name recognition based on our trademarks, then we may not be able to compete effectively and our business may be adversely affected. We may fail to adequately maintain the quality of our products and services associated with our trademarks, and any loss to the distinctiveness of our trademarks may cause us to lose certain trademark protection, which could result in the loss of goodwill and brand recognition in relation to our name and products. In addition, we may license our trademarks to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks may be used, a breach of these agreements or misuse of our trademarks by these licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks. Our efforts in enforcing or protecting our trademarks may be ineffective and could result in substantial costs and diversion of resources and adversely affect our business.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.

Some of our employees were previously employed at other companies that may have proprietary rights related to our business. Some of these employees may have executed proprietary rights, non-disclosure and noncompetition agreements in connection with such previous employment. Although we try to ensure that such individuals do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of their former employers. We are not aware of any such disclosures, or threatened or pending claims related to these matters, but in the future, litigation may be necessary to defend against such claims. If we fail to defend any such claims, we may lose valuable intellectual property rights or personnel, and may be required to pay monetary damages and be enjoined from conducting our business as contemplated. Even if we are successful in defending against such claims, litigation can be expensive and time-consuming.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage.

For example:

●

others may be able to make products or processes that are identical or similar to any product or process we may develop and commercialize or utilize similar intellectual property or technologies that we now or may in the future own or have in-licensed;

●	we or our future licensors or collaborators might not have been the first to make the inventions covered by the patents or pending patent applications that we own or have in-licensed;

●	we or our future licensors or collaborators might not have been the first to file patent applications covering certain of our or their inventions;

●

others may independently develop similar or alternative intellectual property or technologies or duplicate any of our intellectual property or technologies without infringing our owned or in-licensed intellectual property rights;

●	it is possible that our pending patent applications or those that we may own or in-license in the future will not lead to issuance of patents;

●	patents that we own or have in-licensed may be held invalid or unenforceable, including as a result of legal challenges by our or our licensors’ competitors;

●

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products or processes for sale in our major commercial markets;

●	we may not develop additional trade secrets or proprietary know-how that is patentable;

●	the patents of others may have an adverse effect on our business; and

●

we may choose not to file a patent in order to maintain certain trade secrets or proprietary know-how, and a third party may subsequently file a patent covering such trade secrets or proprietary know-how.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and reputation.

We intend to retain certain personal data about our customers and may be subject to various privacy laws.

The Sion will, and our other future car models may, be equipped with complex information technology. The Sion will be connected to car-sharing and ride-pooling networks and our customers may access their car and define the terms of shared use via our own application. We intend to use our vehicles’ technology systems to log information about each vehicle’s use (including the vehicle location, usage patterns of car-sharing and ride-pooling options, data on defects and repairs) in order to aid us in vehicle diagnostics, repair and maintenance. We may also use such data for marketing purposes and to induce customers to ensure proper vehicle maintenance or promote car-sharing or ride-pooling. Our customers may object to the use of this data, which may increase our vehicle maintenance costs and harm our business prospects.

Our customers’ information in conducting our business may subject us to legislative and regulatory burdens and requirements in the European Economic Area (“EEA”) and the United States of America that could require notification of data breaches, restrict our use of such information and hinder our ability to acquire new customers or market to existing customers. We have not yet implemented a comprehensive set of internal- or external-facing written data protection and privacy policies, procedures and rules. Non-compliance or a major breach of our network security and systems could have serious negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles, and harm to our reputation and brand. For instance, Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the General Data Protection Regulation, “GDPR”) imposes strict limitations on the processing of personal data. The GDPR and other data privacy laws regulate when and how personal data may be collected, for which purposes it may be processed, for how long such data may be stored and to whom and how it may be transferred. The GDPR contains strict requirements for obtaining the consent of data subjects (i.e., the persons to whom personal data relates) to the use and processing of their personal data and also requires the implementation of appropriate technical and organizational measures, depending on the nature of the processing activities, and imposes certain documentation obligations relating to data processing activities. The GDPR also imposes various obligations in the context of processing of data, including, among others, far-reaching transparency, data minimization, storage limitations, privacy by design and privacy by default obligations, data security, integrity and confidentiality obligations. In addition, it may require data protection impact assessments where the data processing is likely to result in a high risk to the rights and freedoms of individuals. In case of a violation of the provisions of the GDPR, we could be subject to fines of up to €20,000,000 or up to 4% of our total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. We may also be liable should any individual who has suffered financial or non-financial damage arising from our infringement of the GDPR exercise their right to receive compensation against us. Furthermore, adverse publicity relating to our failure to comply with the GDPR could cause a loss of goodwill, which could have an adverse effect on our reputation, brand, business and financial condition. In addition, local authorities may construe new regulations in a way that is even more restrictive and there is no guarantee that we will be able to comply with such restrictive approaches.

There is a risk that personal data that we process could become public if there were a security breach in respect of such data and, if such security breach were to occur, we could face liability under data protection laws, including the GDPR, and lose the goodwill of our customers, which may have a material adverse effect on our reputation, brand, business and financial condition.

We are exposed to the risk of litigation or other legal proceedings that could cause us to spend substantial resources and disrupt our business.

We are exposed to the risk of product liability claims, regulatory action and litigation if any defect of our vehicles is alleged to have caused loss or injury. The automobile industry generally experiences an abundance of product liability claims. We face the risk of significant monetary exposure to product liability claims in the event our vehicles do not perform as expected or contain design, manufacturing, or warning defects, and to claims without merit, or in connection with malfunctions, resulting in personal injury or death. Product liability claims could arise, for example, from malfunctions, defects, quality issues relating to, or abuse of, any of our technologies implemented in or offered with our vehicles, or defects, quality issues or malfunctions related to any components used in our vehicles, such as batteries, airbags or brakes. Our risks in this area are particularly pronounced given the limited field experience of our vehicles and because we are a new entrant into the market. Any product liability claims or corresponding regulatory actions against us could result in increased costs and could adversely affect our reputation and our perception by our customers. We may not be able to secure product liability insurance coverage on commercially acceptable terms, at reasonable costs when needed, or at all and insurance coverage might not be sufficient to cover all potential product liability claims.

We may also face litigation and legal proceedings based on advertisements or other public statements should such statements turn out to be unrealistic, unfeasible or false or should the overall advertised performance or specifications of our vehicles deviate from such advertisements or public statements. For example, we publicly communicated that our vehicles will have a battery range of approximately 305 kilometers, or up to 190 miles and a weekly solar based range of up to 245 kilometers, or up to 152 miles. However, these specifications indicate our current expectations and development targets with respect to the battery- and solar-based range of our vehicles until the series production of our vehicles and there is no guarantee that our vehicles will ultimately achieve these specifications, which depend on the success of the development efforts of our battery supplier and/or us.

In addition, in connection with a crowdfunding campaign launched in December 2019, our three founders Laurin Hahn, Navina Persteiner and Jona Christians announced that they would contribute their profit participation rights associated with their shares in Sono Motors GmbH (while the voting rights associated with the underlying shares would remain with the founders), equaling 64.07% of all profit participation rights at that time, into a “community pool” from which certain monetary benefits in the form of so-called Sono Points would then be awarded. The founders intended such monetary benefits in the form of Sono Points to be allocated among already existing customers and new customers who placed a reservation for a vehicle, depending, with respect to new customers, on the timing of the reservation and the amount of the advance payment of the relevant new customer. The Sono Points would represent participating entitlements concerning dividends, liquidation proceeds and proceeds from the sales of shares attributable to the community pool. However, a legal assessment later revealed substantial legal obstacles in the concept as envisioned by our founders and that it was not feasible from a tax perspective. Our founders, together with their external advisors, have in the meantime developed an alternative structure for the granting of Sono Points to our customers as originally envisioned with respect to the shares in Sono Group N.V. pursuant to which our three founders will each contribute their relevant shares in Sono Group N.V. into limited partnerships controlled by a founder and governed by German law (Kommanditgesellschaften) and will enter into contractual sub-arrangements with the relevant Sono Point beneficiaries regarding their monetary participation entitlements. However, this alternative structure remains subject to further assessment and final approval, including by, among others, German tax authorities. There is no guarantee that this structure will be ultimately feasible or that our founders may be able to offer a feasible structure for the granting of Sono Points at all. In addition, the current alternative structure for the granting of Sono Points focuses on tax issues under German law and may not adequately cover any other relevant issues in connection with the communication during the crowdfunding campaign regarding Sono Points. In particular, our founders may not be able to address issues and financial or any other burdens with respect to Sono Points of any customers who were or are not located in Germany. In addition, not all aspects of the scheme originally envisioned by our founders for granting the Sono Points may be fully and adequately reflected in the alternatively developed structure and/or the alternatively developed structure may incorporate new structural elements or otherwise substantially deviate to the disadvantage of customers from what our founders originally contemplated and publicly communicated. For example, under the alternative structure, Sono Points will be forfeited, if a customer terminates his/her reservation and the relevant Sono Points will fall back to the founders and not lead to a proportionate increase of Sono Points (or participations in the community pool) of the remaining customers. Further, the shares underlying the Sono Points and contributed into the community pool may generally be transferred by the founders under certain conditions, which may negatively affect the actual value of participation entitlements associated with Sono Points. In addition, the alternative structure allows the allocation of additional Sono Points to new customers, which would result in the dilution of the participation entitlements of existing customers. Therefore, not all customers who were previously promised Sono Points may ultimately receive Sono Points at the terms and conditions originally communicated or at all. Disappointed customers who may not receive Sono Points at the terms and conditions originally promised or at all and/or other members of our community may initiate lawsuits against our founders or us and may trigger waves of negative publicity should we not be able to offer, in full or in part, a feasible structure for the granting of Sono Points in all relevant jurisdictions. Further, we cannot preclude that Sono Group N.V. or Sono Motors GmbH will be held liable with respect to any possible significant obligations or claims under the Sono Points scheme.

We may or will be, as the case may be, subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and our compliance systems may not be sufficient to adequately prevent or detect legal, financial and operational risks.

Our business may or will be subject to various laws and regulations relating to, among other things, prevention of illegal employment, bribery and corruption, and money laundering, as well as compliance with antitrust, data protection (particularly the EU General Data Protection Regulation), consumer protection, minimum wage regulations, various criminal as well as export control regulations and trade and economic sanctions and embargoes on certain countries, persons, groups and/or entities, projects and/or activities. We are reliant on the compliance of our employees and the members of our management board, our contractors, consultants, agents, vendors and (other) collaboration partners with applicable laws and compliance policies implemented by us.

However it cannot be excluded that our employees, the members of the management board, our contractors, consultants, agents, vendors and (other) collaboration partners have committed or will commit criminal, unlawful or unethical acts (including corruption) or that our compliance and risk management and its monitoring capabilities may prove insufficient to prevent or detect any breaches of the law. Any such acts or breaches of law could result in whistle-blower complaints, adverse media coverage, (criminal) investigations, significant civil, administrative, and criminal penalties and damage claims, disgorgement or other sanctions, (collateral) consequences, remedial measures and legal expenses, and cause considerable damage to our reputation, thereby negatively affecting our business, results of operations, financial condition and future business opportunities.

We may become subject to additional Dutch and German taxes, in particular, due to the statutory seat of Sono Group N.V. in The Netherlands.

There is a risk that the German tax authorities classify Sono Group N.V. as Dutch tax resident. If the German tax authorities conclude that Sono Group N.V. is not, has ceased, or ceases to be (also as a consequence of the change of facts or the law), a German tax resident, it could, inter alia, become subject to German exit taxation. This could have serious German tax consequences, including German exit taxes or the increase of German withholding taxes on dividends received by the Company. Such German exit taxes could lead to the taxation of the built-in gains in the assets (e.g., intellectual property or goodwill) of Sono Group N.V.

If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and The Netherlands.

We currently do not intend to pay any dividends to holders of our ordinary shares. However, if we do pay dividends, we may need to withhold tax on such dividends in both Germany and The Netherlands.

As an entity incorporated under Dutch law, any dividends distributed by us are subject to Dutch dividend withholding tax based on Dutch domestic law. However, on the basis of the 2012 Convention between the Federal Republic of Germany and the Kingdom of The Netherlands for the avoidance of double taxation with respect to taxes on income, or the “double tax treaty between Germany and The Netherlands,” The Netherlands will be restricted in imposing these taxes if we are also a tax resident of Germany and our effective management is located in Germany. This withholding tax restriction does, however, not apply, and Dutch dividend withholding tax is still required to be withheld from dividends, if and when paid to Dutch resident holders of our ordinary shares and non-Dutch resident holders of our ordinary shares that have a permanent establishment in The Netherlands to which their shareholding is attributable. As a result, upon a payment of dividends, we will be required to identify our shareholders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment in The Netherlands to which the ordinary shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders cannot be determined, withholding of both German and Dutch dividend tax may occur upon a payment of dividends.

Furthermore, the withholding tax restriction referred to above is based on the current reservation made by Germany under the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) with respect to the tie-breaker provision included in Article 4(3) of the double tax treaty between Germany and The Netherlands, or the MLI tie-breaker reservation. If Germany changes its MLI tie-breaker reservation, we will not be entitled to any benefits of the double tax treaty between Germany and The Netherlands, including the withholding tax restriction, as long as Germany and The Netherlands do not reach an agreement on our tax residency for purposes of the double tax treaty between Germany and The Netherlands, and, as a result, any dividends distributed by us during the period no such agreement has been reached between Germany and The Netherlands may be subject to withholding tax both in Germany and The Netherlands.

We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.

Since our incorporation we have had, on a continuous basis, our place of “effective management” in Germany. We will therefore qualify as a tax resident of Germany on the basis of German domestic law. As an entity incorporated under Dutch law, however, we also qualify as a tax resident of The Netherlands on the basis of Dutch domestic law. However, based on our current management structure and the current tax laws of the United States, Germany and The Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we should qualify solely as a tax resident of Germany for the purposes of the double tax treaty between Germany and The Netherlands due to the “effective management” tie-breaker included in Article 4(3) of the double tax treaty between Germany and The Netherlands and the current MLI tie-breaker reservation.

The test of “effective management” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the relevant case law and OECD guidance suggest that our company is likely to be regarded as having become a German tax resident from incorporation and remaining so if, as our company intends, (i) most meetings of its management board are prepared and held in Germany (and none will be held in The Netherlands) with a majority of management board members present in Germany for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting our company and its subsidiaries; (iii) those meetings are properly minuted; (iv) a majority of our management board members, together with supporting staff, are based in Germany; and (v) our company has permanent staffed office premises in Germany. We may, however, become subject to limited income tax liability in other countries with regard to the income generated in the respective other country, for example, due to the existence of a permanent establishment or a permanent representative in such other country.

The applicable tax laws or interpretations thereof may change, including the MLI tie-breaker reservation. Furthermore, whether we have our place of effective management in Germany and are as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof, changes to applicable facts and circumstances (for example, a change of directors or the place where board meetings take place), or changes to applicable income tax treaties, including a change to the MLI tie-breaker reservation, may result in us becoming (also) a tax resident of The Netherlands or another jurisdiction. See “— If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and The Netherlands.” As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our share price and trading volume to decline. In addition, as a consequence, dividends distributed by us, if any, may become subject to dividend withholding tax in more than one jurisdiction. The double taxation of income and the double withholding tax on dividends may be reduced or avoided entirely under the double tax treaty between Germany and The Netherlands or under a double tax treaty between The Netherlands and the respective other country.

We may become a passive foreign investment company (“PFIC”), which could result in adverse United States federal income tax consequences to United States investors.

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year or in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (1) 75% or more of our gross income in a taxable year is passive income, or (2) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

Although we do not expect to become a PFIC, our PFIC status is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value of our shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our shares.

If we are or were to become a PFIC, such characterization could result in adverse United States federal income tax consequences and burdensome reporting requirements to a holder of ordinary shares if such holder is a United States investor.

Risks Related to Our Ordinary shares

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. We have currently 70,577,641 ordinary shares and 3,000,000 high voting shares outstanding. Under our articles of association, we are authorized to issue up to 320,000,000 ordinary shares. Upon an increase of our issued share capital to at least €25,000,000, our authorized share capital will automatically increase to €102,000,000, divided into 1,500,000,000 ordinary shares and 8,000,000 high voting shares. An issuance of new ordinary shares may also lead to substantial dilution of our then existing shareholders (without giving effect to the over-allotment option). We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our ordinary shares.

The market price of our ordinary shares could fluctuate significantly, which could result in substantial losses for purchasers of our ordinary shares.

The stock market in general and the market for smaller technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may lose some or all of your investment. The market price of our ordinary shares is affected by the supply and demand for our ordinary shares, which may be influenced by numerous factors, many of which are beyond our control, including:

●	fluctuation in actual or projected results of operations; changes in projected earnings or failure to meet securities analysts’ earnings expectations; the absence of analyst coverage;

●	negative analyst recommendations;

●	changes in trading volumes in our ordinary shares (including by the sale of shares granted to our employees under employee participation programs);

●	large-volume or targeted transactions by short-sellers;

●	changes in our shareholder structure;

●	changes in macroeconomic conditions;

●	the activities of competitors and sellers;

●	changes in the market valuations of comparable companies;

●	our ability to successfully finalize development of, market and commercialize the Sion as well as future car models;

●	the recruitment or departure of key management or scientific personnel or other key employees;

●	significant lawsuits, including patent, shareholder or customer litigation;

●	changes in investor and analyst perception with respect to our business or the car industry in general; and

●	changes in the statutory framework applicable to our business.

As a result, our share price may be subject to substantial fluctuation.

In addition, general market conditions and fluctuation of share prices and trading volumes could lead to pressure on the market price of our ordinary shares, even if there may not be a reason for this based on our business performance or earnings outlook. Prices for companies with a limited operating history, particularly in industries with barriers such as the car industry, may be more volatile compared to share prices for established companies or companies from other industries. The price of our shares has been volatile since our initial public offering (“IPO”).

If the market price of our ordinary shares declines as a result of the realization of any of these risks, investors could lose part or all of their investment in our ordinary shares.

Additionally, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Our dual-class share structure with different voting rights will limit your ability as a holder of ordinary shares to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of ordinary shares may view as beneficial.

We have a dual-class share structure, which we intend to maintain for the foreseeable future, as our share capital consists of ordinary shares and high voting shares. In respect of matters requiring the votes of shareholders, holders of ordinary shares will be entitled to one vote per share, while holders of high voting shares will be entitled to 25 votes per share. Each high voting share is convertible into one common share at any time by the holder thereof, while ordinary shares are not convertible into high voting shares under any circumstances.

The high voting shares are held by Laurin Hahn and Jona Christians, two of our founders and management board members. As of March 31, 2022, Laurin Hahn holds 40.71% and Jona Christians holds 36.64% of our total voting rights. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our other shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company and might ultimately affect the market price of our ordinary shares. This concentrated control limits your ability to influence corporate matters that holders of ordinary shares may view as beneficial. In addition, certain index providers, such as S&P Dow Jones or FTSE Russell, view multi-class shares critically and have amended their rules so that companies with multi-class shares will no longer be added to their indexes.

We have and will continue to incur increased costs as a result of operating as a public company, and our management has and will continue to be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company we have and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, including, but not limited to, costs and expenses for management board members’ and supervisory board members’ fees, increased directors and officers insurance, investor relations, and various other costs of a public company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

Although we are currently subject to Sections 302 and 906 of the Sarbanes-Oxley Act, we are not currently required to comply with Section 404(a) or (b) of the Sarbanes-Oxley Act and, therefore, are not required to make a formal assessment of the effectiveness of our internal control over financial reporting. Beginning with our annual report on Form 20-F for the year ending December 31, 2022, we will be required to comply with Section 404(a) of the Sarbanes-Oxley Act, which will require management to assess the effectiveness of internal control over financial reporting.

To achieve compliance with Section 404(a) of the Sarbanes-Oxley Act within the prescribed period, we will be engaged in documenting and evaluating our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, the overall control environment is still immature and may expose us to errors, losses or fraud. Hence, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404(a) of the Sarbanes-Oxley Act.

Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls over financial reporting could identify material weaknesses that our management’s assessment did not.

The consequences of being a public company could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Prior to our IPO on November 17, 2021, we have been operating as a private company that was not required to comply with the obligations of a public company with respect to internal controls over financial reporting.

In connection with the preparation and audits of our consolidated financial statements for the years ended December 31, 2019, 2020 and 2021, we identified multiple material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or condensed consolidated interim financial statements will not be prevented or detected on a timely basis. For a description of the material weaknesses that were identified, as well as management’s remediation actions to date and plans, see “Item 15. Controls and Procedures.” While we are working to remediate the weaknesses as quickly and efficiently as possible, we cannot at this time provide an estimate of the timeframe we expect in connection with implementing our plan to remediate this material weaknesses. These remediation measures may be time-consuming and costly, and might place significant demands on our financial and operational resources.

In addition, neither our management nor any outside advisor has performed an evaluation of our internal control over financial reporting in accordance with the provision of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or an outside advisor performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. We will be required to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ending December 31, 2022. If we fail to remediate the material weaknesses identified above, our management may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our shares due to a loss of investor confidence in the reliability of our reporting processes.

Our failure to correct the existing material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price and listing of our shares, may be materially and adversely affected. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses.

Future offerings of debt or equity securities by us could adversely affect the market price of our ordinary shares, and future issuances of equity securities could lead to a substantial dilution of our shareholders.

We will require additional capital in the future to finance our business operations and growth. For example, we will require additional funding to reach commercial operation, and we may seek to offer new equity in the future for such funding. The Company may seek to raise such capital through the issuance of additional equity or debt securities with conversion rights (e.g., convertible bonds and option rights). An issuance of additional equity or debt securities with conversion rights could potentially reduce the market price of our ordinary shares and the Company currently cannot predict the amounts and terms of such future offerings.

If such offerings of equity or debt securities with conversion rights are made without granting preemptive rights to our existing shareholders, these offerings would dilute the economic and voting rights of our existing shareholders. Preemptive rights may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. Our management board has been authorized until the fifth anniversary of the IPO to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude preemptive rights in connection therewith. This could cause existing shareholders to experience substantial dilution of their interest in us.

In addition, such dilution may arise from the acquisition or investments in companies in exchange, fully or in part, for newly issued ordinary shares, convertible rights in connection with financing arrangements the Company entered into before the IPO, stock options or conversion rights granted to our business partners or our customers as well as from the exercise of stock options or conversion rights granted to our employees in the context of existing or future stock option programs or the issuance of ordinary shares to employees in the context of existing or future employee participation programs.

Any future issuance of ordinary shares could reduce the market price of our ordinary shares and dilute the holdings of existing shareholders.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analyst coverage results in downgrades of our ordinary shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our ordinary shares could decrease, which, in turn, could cause the market price or trading volume for our ordinary shares to decline significantly.

Investors may have difficulty enforcing civil liabilities against us or the members of our management and supervisory board.

We are organized and existing under the laws of The Netherlands, and, as such, under Dutch private international law rules the rights of our shareholders and the civil liability of our management board members, supervisory board members and executive officers are governed in certain respects by the laws of The Netherlands. The ability of our shareholders in certain countries other than The Netherlands to bring an action against us, our management board members, supervisory board members and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States.

As a result, it may not be possible for shareholders to effect service of process within the United States upon us or our management board members, supervisory board members and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our management board members, supervisory board members and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands.

As of the date of this Annual Report, the United States and The Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force for The Netherlands, but has not entered into force for the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to a foreign judgment if (i) the jurisdiction of the foreign court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the foreign court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such foreign judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in The Netherlands. Even if such a foreign judgement is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our management board members, supervisory board members, representatives or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, in civil and commercial matters. Consequently, a final judgment for payment or declaratory judgments given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Germany. German courts may deny the recognition and enforcement of a judgment rendered by a U.S. court if they consider the U.S. court not to be competent or the decision to be in violation of German public policy principles. For example, judgments awarding punitive damages are generally not enforceable in Germany. A German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

In addition, actions brought in a German court against us, our management board members, our supervisory board members, our senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. German procedural law does not provide for pre-trial discovery of documents, nor does Germany support pre-trial discovery of documents under the 1970 Hague Evidence Convention. Proceedings in Germany would have to be conducted in the German language and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, our management board members, our supervisory board members, our senior management and the experts named in this Annual Report.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or management board members, supervisory board members, executive officers or certain experts named herein who are residents of or possessing assets in The Netherlands, Germany and or other countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

We are a Dutch public company. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in a similar fashion afforded by incorporation in a U.S. jurisdiction.

We are a public company (naamloze vennootschap) organized under the laws of The Netherlands. Our corporate affairs are governed by our articles of association, the rules of our management board and those of our supervisory board and by the laws governing companies incorporated in The Netherlands. However, there can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

The rights of shareholders and the responsibilities of management board members and supervisory board members may be different from the rights and obligations of shareholders and directors in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our management board members and supervisory board members are required by Dutch law to consider the interests of our Company, its shareholders, its employees and other stakeholders, in all cases with due observance of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

Our articles of association stipulate that the planet, humankind and society are important stakeholders of us and the highest principle pursued by us as part of our objects is the protection of the environment, nature and humankind. Under our articles of association, this principle shall form the foundation of our actions and the decisions of our management board and the supervisory board. On the basis of that premise, among other matters, our management board and the supervisory board may let the interests of the planet, humankind and society outweigh the interests of other stakeholders, provided that the interests of the latter stakeholders are not unnecessarily or disproportionately harmed. A resolution to amend the text or purport of these provisions of our articles of association shall require a unanimous vote in a general meeting where the entire issued share capital is represented.

Our articles of association contain exclusive forum provisions for certain claims, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or the members of our management or supervisory board.

Our articles of association provide that unless we consent in writing to the selection of another forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (the “Federal Forum Provision”). Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our decision to adopt the Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our shareholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our articles of association confirm that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Exchange Act. Accordingly, actions by our shareholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

We may argue that any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities will have, or will be deemed to have, notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These provisions may limit our shareholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or the members of our management or supervisory board, or employees and agents, which may discourage lawsuits against us and the members of our management or supervisory board or employees and agents. Alternatively, if a court were to find the choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which may have an adverse effect on our business, financial condition and results of operations.

Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent, delay or frustrate any attempt to replace or remove our management board members or supervisory board members.

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. In this respect, certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in our management board and supervisory board. These include:

●	a dual-class share structure which consists of ordinary shares and high voting shares, with ordinary shares carrying one vote per share and high voting shares carrying 25 votes per share;

●

a provision that each of our two founders, Laurin Hahn and Jona Christians, as long as the relevant founder holds at least 5% of our voting rights, can make a binding nomination for the appointment of one supervisory board member, which can only be overruled by a two-thirds majority of votes cast representing more than 50% of our issued share capital;

●

a provision that our management board members and the supervisory board members, not appointed on the basis of a binding nomination by one of our founders as described above, are appointed on the basis of a binding nomination prepared by our supervisory board which can only be overruled by a two-thirds majority of votes cast representing more than half of our issued share capital;

●

a provision that our management board members and the supervisory board members may only be dismissed by the general meeting by a two-thirds majority of votes cast representing more than half of our issued share capital (unless the dismissal is proposed by the supervisory board in which case a simple majority of the votes cast would be sufficient);

●

a provision allowing, among other matters, the former chairperson of our supervisory board to manage our affairs if all of our supervisory board members are removed from office and to appoint others to be charged with the supervision of our affairs, until new supervisory board members are appointed by the general meeting on the basis of the binding nominations discussed above; and

●

a requirement that certain matters, including an amendment of our articles of association, may only be brought to our general meeting for a vote upon a proposal by our management board with the approval of our supervisory board.

In addition, Dutch law allows for staggered multi-year terms of our management board members and supervisory board members, as a result of which only part of our management board members and supervisory board members may be subject to appointment or re-appointment in any one year.

Furthermore, in accordance with the Dutch Corporate Governance Code (the “DCGC”), shareholders who have the right to put an item on the agenda for our general meeting or to request the convening of a general meeting shall not exercise such rights until after they have consulted our management board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our management board members or supervisory board members), our management board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, our management board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and exploring alternatives. At the end of the response time, our management board, supervised by our supervisory board, shall report on this consultation and the exploration of alternatives to our general meeting. The response period may be invoked only once for any given general meeting and shall not apply (i) in respect of a matter for which a response period has been previously invoked or (ii) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid.

Moreover, our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more managing board members or supervisory board members (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint management board members and supervisory board members (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal (“the Enterprise Chamber”) (Ondernemingskamer), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

●

our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;

●	our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

●

other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.

After the closing of our IPO, we became subject to the DCGC. The DCGC contains both principles and best practice provisions on corporate governance that regulate relations between the management board, the supervisory board and the general meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in The Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting Nasdaq requirement), the company is required to give the reasons for such noncompliance. The DCGC applies to Dutch companies listed on a government-recognized stock exchange, whether in The Netherlands or elsewhere, including Nasdaq. We do not comply with all best practice provisions of the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors, given that we may rely on these exemptions.

We are eligible to be treated as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act in our Annual Reports filed on Form 20-F. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years from the date of our IPO, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.07 billion, if we issue more than $1.00 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of any second quarter before that time.

As a foreign private issuer, we are not subject to U.S. proxy rules and are only subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the U.S. Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of our ordinary shares may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022.

In the future, we would lose our foreign private issuer status if, among others, (1) more than 50% of our outstanding voting securities, which we intend to determine based on the voting power of our ordinary shares and high voting shares on a combined basis are directly or indirectly held of record by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, more than 50% of our assets are located in the United States or our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms including consolidated financial statements prepared under US GAAP, and which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future. Additionally, a loss of our foreign private issuer status would divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

We are a foreign private issuer. As a result, in accordance with the listing requirements of Nasdaq we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. In accordance with Dutch law and generally accepted business practices, our articles of association currently do not provide quorum requirements generally applicable to general meetings. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares. Although we must provide shareholders with an agenda and other relevant documents for the general meeting, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires, among other things, an issuer to have a compensation committee that consists entirely of independent directors, Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations, and Nasdaq Listing Rule 5605(b)(1), which requires an issuer to have a majority of independent directors on its board. In addition, we have opted out of shareholder approval requirements, as included in the Nasdaq Listing Rules, for the issuance of securities in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of our Company and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these stock exchange requirements.

ITEM 4.	INFORMATION ON THE COMPANY

A.	Corporate History

We have historically conducted our business through Sono Motors GmbH, which became a wholly-owned subsidiary of Sono Group N.V. after a corporate reorganization described as follows: We were incorporated pursuant to the laws of The Netherlands as Sono Motors Finance B.V. on October 23, 2020 as a wholly-owned subsidiary of Sono Motors GmbH. As part of the corporate reorganization that was completed on November 27, 2020, our then-existing shareholders contributed all of their shares in Sono Motors GmbH to Sono Motors Finance B.V. in exchange for newly issued ordinary shares of Sono Motors Finance B.V. In addition, the sole issued and outstanding common share in Sono Motors Finance B.V. at that time, which was held by Sono Motors GmbH, was canceled (ingetrokken). As a result, Sono Motors GmbH became a wholly-owned subsidiary of Sono Motors Finance B.V. and the then-existing shareholders of Sono Motors GmbH became the shareholders of Sono Motors Finance B.V. Also on November 27, 2020, Sono Motors Finance B.V. was converted into a public company with limited liability under Dutch law (naamloze vennootschap), and changed its legal name from Sono Motors Finance B.V. to Sono Group N.V.

On November 17, 2021, our ordinary shares commenced trading on the Nasdaq Global Market under the symbol “SEV.” We received approximately US$156.1 million in net proceeds from our IPO, after deducting underwriting commissions and discounts and the offering expenses payable by us.

We are in the process of developing a solar electric vehicle, the Sion. We currently expect that we will need to spend at least €440 million, of which a bit more than a quarter for capital expenditure, between January 2022 and the second half of 2023 for additional development activities, start of serial production and overhead costs in this period.

Sono Group N.V. is incorporated in The Netherlands, and a majority of its outstanding securities is owned by non-U.S. residents. Under the rules of the SEC, Sono Group N.V. is currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we are not required to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Our business address is Waldmeisterstraße 76, 80935 Munich, Germany. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC at www.sec.gov. Our website address is https://ir.sonomotors.com/. The information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report, and you should not consider any information contained on, or that can be accessed through, our website as part of this Annual Report or in deciding whether to purchase our shares.

B.	Business Overview

Our Mission: Solar on Every Vehicle

We envision a world without burning fossil fuels. Our mission is: “Solar on Every Vehicle.” Our business was founded on a shared passion for finding a solution to climate-friendly, innovative and yet affordable mobility. The goal was to develop a solar-powered, family-sized car for the mass market. To realize this goal, our founders assembled an experienced team of engineers, designers, technicians, and industry experts who spent years developing solar technology suited for mobility applications. We developed and tested several prototypes to advance and refine our technology and enlisted driver feedback to create a design that would be simultaneously functional, convenient to operate, environmentally sustainable, and affordable.

From this process the Sion and our proprietary solar technology were born. The Sion is a solar electric vehicle, designed with a view to be accessible to everyday consumers and to be shared. Our technology allows us to integrate solar panels into the Sion’s bodywork to capture energy from the sun and store it in the Sion’s on-board battery. We believe the Sion unlocks the potential of solar energy in a car and advances our goal of providing a net-zero-emission vehicle solution for the mass market. We seek to license and sell our proprietary solar technology to a wide array of customers such as manufacturers of buses, trucks, camper vans, trains and even boats, in order to accelerate the transition towards sustainable transport and in order to have a second independent revenue stream.

Overview

We believe we are a pioneer and technological leader in the field of solar-powered electric mobility. We are in the process of developing and commercializing a disruptive solar technology that would allow every vehicle to benefit from solar power. We intend to use our technology to create our solar and battery powered vehicle that we call the Sion. In parallel, we are in the process of starting to license and sell our proprietary solar technology to other manufacturers for different use cases, such as buses, trucks, camper vans, trains and even boats, in order to accelerate the transition towards sustainable transportation. We intend to generate revenues from the sale of our vehicles and, in the first production cycle, from emission certificate pooling as well as from the monetization of our proprietary solar technology.

Our disruptive solar technology allows for full solar integration. In the process of developing the Sion, we soon realized that the available solar technology was not well-suited for mobility applications. Traditional solar technology relies on glass to cover the solar cells. Glass is, however, heavy, not sufficiently flexible, expensive and dangerous in crash situations. Our polymer technology solves these issues. It is lightweight, allows for flexible surface integration via our patented injection molding process, is affordable due to fast and lean production and eliminates the risk of bodily harm caused by broken glass, due to the use of polymer instead of glass. We have also developed other critical components for the use of solar technology in mobility applications. We have, through our maximum power point tracker central unit, or MCU, solved the issue that solar cells will be mounted on different parts of the exterior, which will lead to uneven exposure to sunlight. Our technology allows for the seamless integration of solar cells into the full body of a car, such as the Sion, and the charging of its battery through the power of the sun. However, solar technology is much more versatile, and its use cases extend far beyond passenger cars, allowing for grid-independent charging and a reduction of running costs or total costs of ownership in transport related use cases, such as trucks, vans, buses and recreational vehicles. We have shipped a number of prototypes/solar retrofits to various customers in different transportation industries. Other manufacturers may also benefit from our technology. They may use our technology to retrofit existing vehicles, to extend the range of battery electric vehicles (BEVs), for new production vehicles or to comply with emission regulations. The transport and logistics industries in particular are very focused on total cost of ownership, where our solar integration can reduce running cost significantly. We have several patents granted or within the filing-process protecting our proprietary technology. Additionally, we have up to five years of advanced development ahead of those who we believe to be our relevant competitors thanks to the patents, the testing of a large number of different polymer materials and the several relevant components for full solar integration, such as power electronics, especially the MCU.

Our technology will be one of the distinctive features of the Sion. It will have the ability to recharge itself using solar energy panels installed on the exterior that leverage our polymer-based solar technology.

We expect that solar power will reduce the number of charging intervals and, depending on the vehicle’s usage profile, may even eliminate the need for battery charging, positioning us to benefit from a significant competitive advantage over conventional electric vehicles. The Sion’s polymer exterior significantly reduces the need for expensive metal-stamping tools and machinery costs, and the integration of solar modules into the bodywork eliminates the need for a costly paint shop, which helps us to accept reservations for the Sion locking in a comparatively low net entry price of currently €23.9 thousand guaranteed to persons up to a threshold of 18,500 reservations and €25.1 thousand after that threshold. Consistent with our mission to lower CO2 emissions, each Sion will be outfitted with technology that can connect to our car- and ride-sharing networks through our proprietary integration of hardware and software solutions. We expect that the Sion will be convenient to operate and comparatively affordable providing it with the potential to disrupt the market.

To make the Sion affordable for the mass market without compromising security or quality, we do things differently and, we believe, much more efficiently and sustainably than traditional car manufacturers or other pure EV manufacturers. We rely on a one-variant-only vehicle, third party production and business-to-consumer direct distribution, which we believe will enable us to maintain relatively low overhead costs, significantly reduce our capital expenditures, and position us to become a price-value leader compared to competitors’ offerings in the relevant car segments. All Sions will have the same exterior color and vehicle features, and will rely on existing off-the-shelf component parts from established automotive suppliers, such as Vitesco Technologies Germany GmbH (a former subsidiary of Continental AG), Hella GmbH & Co. KGaA and FinDreams Industry Co., Ltd., resulting in economies of scale through the partial elimination of development costs, reduced purchasing and manufacturing complexity, reduced logistical challenges and inventory costs, and lower risks associated with quality control and testing, all of which should facilitate more rapid growth of our operations and positions us to offer the Sion. The production of the Sion is currently expected to be outsourced and produced in Uusikaupunki, Finland by the contract manufacturer Valmet Automotive. Our goal is to offset 100% of the CO2 emissions generated by the production of the Sion and our future vehicle models, with a view to achieving full CO2 neutrality during the production cycle. Rather than relying on dealerships to sell the Sion, we intend to rely on what we consider to be an innovative and effective way to sell directly to customers through our online platform. Customers can view the Sion, book a test drive and engage and place orders directly with us. As of March 31, 2022, we had more than 17,000 reservations with advance payments resulting in total net cash inflows of €40.9 million from our customers. These reservations correspond to a net sales volume of approximately €368 million, with the assumption that all reservations result in sales. However, our customers may cancel their reservations without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline, which varies. Some reservations are already cancellable as of the date of this Annual Report. We intend to begin delivering cars in the second half of 2023 and thereby fulfill customer reservations. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Any delay in commercial production of the Sion could adversely affect us.”

With respect to our solar technology licensing, we have shipped prototypes/solar retrofits to customers, generated very limited revenue of €11 thousand in the fourth quarter of 2021 and have a total of 17 partner arrangements, thereof 7 purchase orders and 10 non-binding letters of intent as of March 31, 2022. One of these arrangements relates to a solar bus trailer for Munich’s public transport company MVG, which we presented in March 2022. With respect to the Sion, we are still in the pre-production phase and presented the second fully functional prototype generation in 2021. To enhance quality, testing and speed of the development, Sono Motors has engaged thyssenkrupp Automotive Body Solutions and Bertrandt to build the first Sion series-validation vehicles (generation 3) closer to Sono Motors’ headquarters in Munich. The net proceeds from our IPO, which closed in November 2021, are not sufficient to secure our needs through the start of production of the Sion. Assuming that we are able to raise the additional funding we need, we currently plan to commence commercial production of the Sion in the second half of 2023. For the year ended December 31, 2021, we had a loss for the period of € 63.9 million, compared to a loss for the period for the year ended December 31, 2020 of €56.0 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €147.1 million as of December 31, 2021. We believe that we will continue to incur losses and depend on external financing for the foreseeable future at least until we commence material deliveries of the Sion and the time when we significantly scale our operations, including the monetization of our solar technology.

Our Market Opportunity

We believe that more needs to be done to slow down global warming and that new technologies are needed to reduce CO2 emissions.

Our Market Opportunity Related to Our Solar Technology

For the solar application market, we believe solar integration will be the logical next step for every pure electric vehicle. The recent decline in solar production prices as well as the increase in efficiency of solar cells finally enable solar integration to have a meaningful impact on ranges and autonomy of electric vehicles. Additionally, the steep increase in electric vehicle sales and the relatively slower increase in charging stations will create a bottleneck for the adoption of electric vehicles on a larger scale. We believe that even within the next few years, people living in apartments without private access to charging will be reluctant to buy electric vehicles due to uncertainty they will be able to find relevant charging options. This will put even more focus on electric vehicles with solar integration. We estimate that more than half of the vehicles sold in 2030 are suitable for solar retrofitting, including about a third that is suitable for solar integration. We believe that this share will rise and that more than two third of the vehicles sold in 2040 are suitable for solar integration.

Other users, such as building owners, already see the power of solar integration to reduce energy consumption and, accordingly, total cost of ownership. As more means of transport, including ships, trucks, vans and buses switch to electric engines, the benefit of solar integration will, we believe, become increasingly clear and important to market participants over the coming years.

The following graphics highlights developments in the price for, and efficiency of, solar modules, which, according to the IEA, may make solar energy one of the cheapest energies and position solar technology to disrupt legacy power sources.

From the second half of 2020 on, prices for PV modules rose again to approx. 0.33 $/W by the end of 2021, partly because of global supply chain constraints. Nonetheless in 2021, photovoltaic systems with a combined capacity of 183 GW were installed worldwide — almost 40 GW more than in 2020, BloombergNEF reports. Additionally, according to BloombergNEF analysts, current high module prices are expected to drop again soon.

Our Market Opportunity Related to the Sion

We believe that political and regulatory pressure to reduce CO2 emissions will lead to lower demand for combustion engines and will increase demand for new technologies, such as battery electric vehicles. The global total market share for battery electric cars and plug-in hybrid electric cars is expected to increase from 4% in 2020 to 34% to 58% in 2030, according to BloombergNEF. According to the same source, it is conceivable that the market share of battery electric vehicles and plug-in hybrid electric cars will increase to 70% to up to 100% by 2040. Several fundamental trends are expected to drive this increase, including increasing awareness concerning environmental matters and sustainable energy, urbanization and more stringent emissions regulations. Technological innovation, such as more efficient ways to produce batteries, longer battery lifetime and breakthroughs in solar technology are expected to enable mass market adoption.

Many governments provide consumer incentives for electric vehicle purchases as part of economic stimulus programs. In Germany, for example, purchase-price subsidies for new electric vehicles from the German state currently amount to €6,000 per vehicle. As of January 1, 2021, EU regulations now impose their most stringent ever CO2 emission limits on all new passenger cars registered in the EU. We believe we are well positioned with the Sion to benefit from these market opportunities as we intend to offer net-zero-emissions solar-powered electric mobility to the mass market at a comparatively affordable price. The following graphic summarized what we believe to be growth catalysts and enablers.

Limitations of Products Offered by Market Incumbents

We believe that the products offered by many of the incumbent manufacturers suffer from the following limitations and do not reflect current and projected trends in consumer demand and ignore recent developments in solar technologies.

●

Lack of innovative solutions from traditional players: Traditional car, truck or bus makers typically do not develop a new car from scratch, but rather refine and improve their existing models and technologies. We believe that this approach has hindered fundamental innovation, which can only be achieved in an efficient and sustainable manner if old structures are discarded.

●

Global warming and reduction of CO2 emissions: Cars, trucks, buses and boats with internal combustion engines are a significant contributor to total CO2 emissions, the main greenhouse gas that contributes to global warming. We believe that climate-friendly and affordable electric mobility is critical for achieving sustainable mobility and an attractive customer proposition.

●

Increasing demand for mobility solutions and resource conservation: The world’s population continues to grow. Providing mobility solutions to an increasing population in light of the world’s limited resources requires sustainable mobility concepts, such as easily accessible car-sharing and ride-pooling solutions.

●

Lack of sufficient charging infrastructure: Existing battery electric vehicles depend strongly on a limited number of charging stations. Many traditional carmakers believe the main solution to decreasing the dependency on charging infrastructure to be an increase in expensive battery capacity. Bigger batteries significantly increase both the price and the weight of the respective vehicle. As a result, battery electric vehicles either do not fulfill customers desires for sufficient range or become too expensive for the mass market.

●

Insufficient adaptation of solar technology for mobility use cases: Generally, the available solar technology is not well-suited for mobility applications. Traditional solar technology relies on glass to cover the solar cells. Glass is, however, heavy, not sufficiently flexible, expensive and dangerous in crash situations. There is a lack of readily available technology that efficiently controls the interconnection between various solar panels that are mounted on a non-flat surface so that the impact angles of the sun rays differ. For commercial vehicles, no relevant solar integration solution exists that would allow vehicle operators to reduce their costs of ownership.

●

Limited affordability of clean mobility technologies: Alternative and environmentally friendly mobility technologies have historically been expensive and are not ready for the mass market, in the case of electric vehicles primarily due to high battery prices and immature charging infrastructures in many markets. We want to be the first company to offer an affordable, practical, electric family vehicle with solar-recharge capabilities for the mass market.

Our Solution

We believe we are well positioned to address current market dislocations and to capture demand from consumers who desire a convenient and affordable car ownership experience and from manufacturers who seek access to disruptive solar technology for mobility application. Our solar technology is well-suited to provide benefits to most means of powered transport, especially new electric alternatives.

●

Innovative clean technology solutions: We believe we are a technological leader in solar-powered electric mobility. We consider ourselves to be the first company to develop a sophisticated concept for the full integration of polymer solar modules in a vehicle exterior. These polymer solar modules eliminate the need for heavy glass in a solar panel and allow for more flexibility. In addition, we have developed various other innovative technological solutions, including solutions for bidirectional charging, car-sharing and ride-pooling. We intend to include these technologies in the Sion, but will also monetize them separately.

●

Suitable for everyday use: We have designed the Sion as a family vehicle based on an intelligent use-of-space concept. In developing the Sion, we have centered the design around our polymer-based solar technology. Based on our current development targets, the Sion is expected to have an electric battery range based on the worldwide harmonized light vehicles test procedure (WLTP) standard of up to 305 kilometers, or 190 miles. The seamlessly integrated solar modules are expected to provide additional range for free from sunlight and significantly reduce dependency on charging infrastructures, potentially allowing customers to save money on private charging stations or reduce their dependence on public charging infrastructure. We believe the reduction of external charging cycles compared to ordinary battery electric vehicles, together with the Sion’s comparatively low entry price, will make the Sion suitable for the mass market and everyday use and an especially attractive option for urban commuters and mid-low income families. All expected battery ranges for the Sion included in this Annual Report are based on the WLTP. The WLTP methodology differs from the US EPA’s testing methodology, which typically has lower ranges than those determined using the WLTP standard.

●

Affordable for average consumers: We are currently accepting reservations for the Sion locking in a comparatively low net entry price of €25.1 thousand. We expect that this price positions us to become the price-value leader in the relevant car segment based on total costs of ownership calculations performed by the German automobile club and by us. We believe that the ownership cost advantage, together with the Sion’s lower dependency on public or private charging infrastructures compared to normal battery electric vehicles, will provide the Sion with a competitive edge. Our competitors’ electric vehicles that are currently available, and that are expected to be launched in the relevant car segments in the near future, are expected to be significantly more expensive to purchase and operate than the Sion.

●

Heightened independence: Our technology will allow vehicles to generate power from the sun. This will decrease the dependence on charging infrastructure and the number of charging intervals and, depending on the vehicle’s usage profile, may even eliminate the need for battery charging and may allow for the use of batteries with less capacity than in traditional battery electric vehicles.

●

Disruptive solar technology: Our polymer technology has been developed for car and transport applications. It is lightweight, allows for flexible surface integration via our patented injection molding process, is affordable due to fast and lean production and avoids/eliminates the risk of bodily harm caused by broken glass, due to the use of polymer instead of glass. We have also developed other critical components for the use of solar technology in mobility applications. We have, through our power electronics, solved the issue that solar cells will be mounted on different parts of the exterior, which will lead to inhomogeneous exposure to sunlight. Our software visualizes the solar yield of the different parts of the Sion.

●

Sustainable and responsible mobility: The operation of the Sion itself will not emit any CO2 or other greenhouse gases and will align with our vision of sustainable and responsible electric mobility. We expect that operation of the first generation of Sions (including facelifts) will save millions of tons of CO2 compared to the operation of internal combustion engine cars and taking into account expected car sharing. We currently expect that all production-related greenhouse gas emissions, which cannot be avoided or reduced along our supply chain and during the production process of the Sion will be fully neutralized through relevant offsetting measures.

Our Strengths

We believe the following combination of strengths, capabilities and features of our business model will distinguish us from our competitors and position us to successfully tap into the market for sun-powered mobility solutions.

Proprietary technology aimed at harnessing solar energy: Finding solutions that allow for the efficient use of solar power in mobility applications requires departing from traditional solutions and approaches. Solar cells are typically inflexible and developed for flat surfaces that have the same exposure to sunlight, such as rooftops. Through a multi-year development and testing process, our solar experts and automotive engineers developed an injection molding technology which is or will be covered by our various patents. This technology embeds solar cells in polymer instead of glass, making the modules more flexible, lighter, less expensive, and more efficient than any other solar solution available today. As a result, our solar modules can be seamlessly integrated into all major surface areas of the Sion to optimize sunlight capture. Solar-power will allow vehicles, such as the Sion, to operate with less dependency on battery charging infrastructures and a reduced number of loading cycles compared to ordinary battery electric vehicles. Our solar modules will also allow us to replace the traditional metal sheet exterior and eliminate the need for costly paint jobs. The layer of polymer on top of our solar cells provides protection against impact and damage, such as scratches. Patents and know-how will protect our solar technology, making it difficult for potential competitors to provide similar solutions without licensing our technology.

Benefit from position as a technology leader: Based on the experience we have gained from developing and testing our Sion prototypes, we believe that we are well positioned to offer a one-stop-shop solution. We can take care of everything to realize solar integration in vehicles, from product development to the provision of services. We intend to deliver customized solutions, such as large body panels, solar sandwich panels, 3D shaped panels and semi-translucent solar windows, that meet the requirements and needs of potential customers in relation to different types of vehicles. Our on-board charger together with our high efficiency solar modules result in a highly efficient system, delivering outstanding power per square foot ratios.

Positioned to capture untapped affordable electric vehicle market poised for growth: The global automotive market is huge and vehicles with internal combustion engines account for the last majorities of sales. The market is expected to remain huge, with expected sizes of $8.9 trillion in 2030 and $9 trillion in 2040, according to data by Statista. The market for electric vehicles is expected to show strong growth over the next ten or more years. This expected growth will be driven by a number of trends, including expected increasing convergence of production costs for electric cars and cars with internal combustion engines, consumer awareness of environmental concerns and sustainable energy and regulatory incentives aimed at promoting a shift to electric mobility. Within the market for electric vehicles, we believe that solar-powered electric mobility will be the next key trend. We are a solar-based electric mobility innovator with a clear focus on advancing solar technology. We do not have a design legacy that defines our brand, giving us the freedom to design the Sion with a focus on solar cell integration. The Sion’s net entry price of currently €25.1 thousand, coupled with its expected electric battery range based on the WLTP standard of up to 305 kilometers, or up to 190 miles, and its solar-charging capability, set the Sion apart from other electric mobility options. As a result, we believe that the Sion has the potential to be the first solar electric vehicle to meet the demands of a mass market.

Pre-orders demonstrate consumer support: We have built what we believe is a vibrant and loyal community of potential customers. Potential customers can participate in online discussions with us and cast votes indicating their preference for certain features on the Sion. The traction we have gained among potential customers is evidenced by a significant number of pre-orders, which we believe provides commercial validation of our model and revenue momentum. As of March 31, 2022, we had more than 17,000 reservations with advance payments resulting in total net cash inflows of €40.9 million from our customers. These reservations correspond to a net sales volume of approximately €368 million, assuming that all reservations actually result in sales. However, our customers may cancel their reservations without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline, which varies by customers. Some reservations are already cancellable as of the date of this Annual Report. In addition, we have recorded more than 15,250 pre-orders from business customers, for which no advance payments were made and no contractual agreements were entered into.

Lean, efficient and agile production model contains costs and promotes scalability: Our production model was intentionally structured to align with our goals. We believe in plant sharing, in utilizing off-the-shelf component parts, and in a one-variant-only approach as ways to maintain relatively low overhead costs, significantly reduce our capital expenditures, and to become the price-value leader in the Sion’s car segment. We intend to maintain an asset-light outsourced production model and plan to produce the Sion in Uusikaupunki, Finland with the contract manufacturer Valmet Automotive, so we will not have to invest in purchasing, operating or maintaining our own manufacturing facilities. We also intend to generate cost savings by producing a single, standardized vehicle model and by sourcing off-the-shelf component parts, such as the electric motor, mirrors, tires and car seats, from established automotive suppliers rather than engineering custom parts ourselves. We believe this approach will allow us to benefit from economies of scale and comparatively low component part prices so that we can pass these savings on to our customers. We estimate that the combination of these initiatives will allow us to realize up to approximately €500 million in aggregate cost and expected capital expenditure avoidance. We believe our production model will reduce purchasing and manufacturing complexity, logistical challenges and inventory costs, and minimize risks associated with quality control and testing, all of which should facilitate rapid growth of our operations.

Founder-led management team that includes industry experts with a clear growth mission: We are led by our founders, which gives us an outstanding combination of stability and a strong entrepreneurial corporate culture that fosters our common vision of affordable and sustainable electric mobility. Our founders are our major shareholders who drive our focus on long-term success and increasing shareholder value. We have also recruited experienced engineers from internationally renowned companies who possess strong skills in electrical engineering, solar engineering, automotive engineering and software development. Our experienced Chief Operating Officer, Chief Financial Officer (“CFO”), Chief Technology Officer, Group Lead Solar and Group Lead Digital complement our high-impact senior team due to their significant expertise in automotive manufacturing, solar technology and high-growth industries.

Our Growth Strategy

Our growth strategy focuses on two clearly identified building blocks: Monetization of our solar technology and production and sale of solar electric vehicles.

Growth Strategy Related to Our Solar Technology

Monetizing our technological innovations: We see significant potential in our solar technology for a broad range of applications due to its physical flexibility compared to traditional glass solar panels and that enables tailor-made solutions for our clients. We believe that our technology has the potential to disrupt existing markets. We have the knowledge and products to cover the entire value chain for solar integration. We have already received purchase orders or entered into several non-binding letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and boats that may use our technology in their own products. We may also produce and sell certain selected solar components, such as power electronics, license our patents to third parties or seek to generate service revenue from providing engineering services to third parties. They may use our technology to retrofit existing vehicles, to extend the range of battery electric vehicles, to equip new production vehicles or to comply with emission regulations.

Continuing to invest in technological innovation and intelligent mobility: We have achieved significant technological and design improvements around the integration of solar modules in vehicles while simultaneously reducing manufacturing costs. We intend to continue to invest in technological innovation to further advance our technologies and innovations, as well as the safety, reliability, range capabilities and functionality of our vehicles. We plan to invest in the improvement of existing, and the development of new, technologies. We intend to dedicate significant funding to the engineering, design and development, as well as the tooling, of our solar technology. We also intend to invest in the continuous development of the Sion and future vehicle models.

Growth Strategy related to the Sion

Advancing the development of the Sion: We are currently executing a detailed plan to finish the design and development of the Sion, including finalizing the engineering of, and component sourcing for, the Sion. Further, our final generation of pre-series prototypes, our series-validation vehicle fleet is in the process of being built.

Expanding our product portfolio: We are developing a “one base” vehicle platform with a view to scalability and usability for future models. We intend to use modular systems in the Sion, including the powertrain, chassis, thermal unit and certain electronics. These modular systems can also be used for other car types without any, or only minor, modification. Leveraging this platform and these systems, we intend to roll out multiple new vehicle models across various segments, including a cargo van and a crossover passenger vehicle. We intend to equip all of our new electric vehicles with our solar technology, and all are expected to continue to be carbon neutral.

Increasing our geographic footprint: Our initial market is focused on Germany, other EU member states and selected other European markets. We plan to expand our focus to additional nearby markets. In the long term, we currently intend to expand our operations to other, more remote markets, such as the United States and potentially even China. In order to reduce complexity, we currently plan to have at least some of the vehicles intended for a specific region manufactured by third-party manufacturers in that particular region.

Capturing additional revenue from CO2 pooling: Many developed countries have environmental regulations and incentives that seek to reduce CO2 emissions, providing us with an additional potential revenue source. For example, under EU regulation, any automotive manufacturer who fails to reduce the average emissions of its fleet sold in the EU to a specific CO2 emission per kilometer is subject to penalty payments. A manufacturer can avoid, or reduce, penalty payments, if it pools its emissions with those of manufacturers that exceed emission targets, such as manufacturers of zero or low emission vehicles. The economic benefit is shared between the pooling participations, providing us with an additional source of revenue. We intend to participate in one or more of these pooling arrangements, which we believe will comprise a meaningful percentage of our future revenue and will come at virtually no extra cost to us.

Adapting our sales approach: While we believe that our online approach to sales has the potential to replace the traditional dealership model of the car industry, we may consider supplementing or augmenting this approach by opening pop-up concept showrooms to allow our customers to view, touch and feel, and test-drive our model vehicles on-the-spot. We believe that pop-up concept showrooms may allow us to capture new potential customers who might not otherwise engage with our products. As we expand our product portfolio, we intend to utilize marketing and sales channels that provide us with the broadest possible reach and we intend to continue to be nimble and creative in how we target our customers to achieve maximum penetration in each market that we enter, while keeping our ambition of cost leadership in mind.

Continually improving our environmental performance: The core of our mission is to create sustainable products in a sustainable way. Accordingly, we plan to enhance the efficiency of the Sion’s drive train to increase the range that can be achieved with a single battery charge. In sourcing components and choosing our partners, we seek to continuously improve the CO2 footprint of the components we source and the services we receive. Our goal is to offset 100% of the CO2 emissions generated by the production of the Sion and our future vehicle models, with a view to achieving full CO2 neutrality during the production cycle.

Operations

Our Car

The following graphic summarizes the main features of the Sion’s solar technology:

We are currently in the process of finalizing the development of the Sion, our first solar electric vehicle. The following graphic shows the key steps to start of production. In January 2021, we presented our final prototype, which we use to confirm our concept and to test components. In January 2022, Sono Motors engaged thyssenkrupp Automotive Body Solutions and Bertrandt to build the first Sion series-validation vehicles (generation 3) close to Sono Motors’ headquarters in Munich. We will also need to perform collision and safety testing before we are able to start production.

The Sion will be produced in Uusikaupunki, Finland by the contract manufacturer Valmet Automotive, with the aim of ultimately using 100% renewable energy. The Sion is a five-seater that offers enough space for a family. Its 650 liter, or 23 cubic foot, trunk allows for the transportation of bulky baggage. The Sion’s liquid cooled lithium-iron phosphate battery has a capacity of 54 kWh, giving the Sion an expected range based on the WLTP standard of up to 305 kilometers, or 190 miles, according to calculations based on the WLTP standard on a single charge. Its seamlessly integrated solar cells allow the Sion to charge its battery during the day through the power of the sun. The Sion’s 248 seamlessly integrated solar panels can add 112 km or 70 miles on average (up to 245 km or 152 miles) per week of driving range to the car's battery, making it self-sufficient for short distances or for occasional medium-distance travel. If the solar power does not provide the energy needed, the Sion’s battery can be recharged using the power grid. It typically takes 35 minutes to charge up to 80% at a fast-charging station (up to 75 kW direct current charging). Additionally, the Sion can be charged at any public or private alternate current charging station in Europe (up to 11 kW alternate current charging) or at regular power sockets at home. Due to a bidirectional on-board charger and via an additional plug, the Sion will be able to share its power to charge Sions, other electric vehicles or other electrical devices. The battery is expected to have a useful life of at least 3,000 charging cycles.

In the interior, the infotainment system will include connectivity and mobility services and can be controlled centrally via a 10.25-inch and CID id 10.1-inch touch display. Its 120 kW motor will allow the Sion to reach a maximum speed of 140 km/h (87 mph). We have offered the Sion to the first 16,000 reservation holders at a net sales price of €21.4 thousand. Currently priced at €23.9 thousand net, we are planning to increase the Sion’s estimated net price before taxes and subsidies to €25.1 thousand when the reservation number has reached 18,500. We believe that the current net sales price makes the Sion accessible to the mass market. In order to support our sales activities, we currently intend to provide a warranty for the Sion that will likely cover two years or 100,000 kilometers as well as a warranty for the battery of two years, 100,000 kilometers or 2,000 charge cycles. This warranty would be in addition to any statutory warranty provisions that apply.

We currently intend to launch serial production of the Sion in the second half of 2023, using preliminary “soft” tools, which will be replaced by permanent “hard” tools at a later point in time. While we finalize development and prepare the launch of production of the Sion, we offered consumers who made an advance payment for the Sion to convert this advance payment into a lease contract for a Renault Zoe in 2020. The lease contract was entered into directly between the relevant consumer and a leasing provider. We are not a party to the lease contract. Our involvement consists of a transfer of the down payment to the leasing provider. We had renewed this offer in 2021 under slightly modified conditions and, in addition, provided reservation holders the opportunity to take a car lease at discounted conditions from a start-up car rental company, which claims to focus on sustainability. We may provide similar offers in the future to bridge the period until we make deliveries to our customers. These offers allowed consumers to already drive an electric car and positioned us to avoid cancellations and generate income from commissions.

Our Technology

We consider our technological achievements to be at the core of our business activities and key to our future success. We have developed several innovative technologies for use in the mobility area. We intend to integrate our technologies in the Sion and future car models and have been approached by a number of companies, such as manufacturers of trucks, commercial vehicle equipment and public transport operators to provide them with access to our technology. We believe these technologies will offer our customers a unique experience and increased practicability of our vehicles far beyond the mere driving experience.

Polymer Solar Modules - Vehicle Integrated Solutions

Our solar technology is polymer based. It allows for flexible surface integration. Our modules, which will be produced by contract manufacturers in Europe based on our intellectual property rights, are lighter than regular glass solar panels. We use monocrystalline silicon cells for the solar modules that allow for seamless integration into the entire body of vehicles. Our polymer solar modules can be used to replace the traditional metal sheet exterior and need for costly paint jobs, as the exterior of a car, such as the Sion, will be covered with polymer solar body modules. Our solar modules make complex geometries and forms feasible, significantly broadening the scope of the technology’s possible applications compared to traditional glass solar panels. Our solar modules will be manufactured based on our patented injection molding processes. This approach makes our solar elements more robust than traditional solar cells, which are laminated into glass. We believe that our approach also allows for time-efficient production cycles, increasing the manufacturing speed of our vehicles. In addition, the layer of polymer provides the solar cells underneath with protection against impact and damage such as scratches. Our solar technology also includes a maximum power tracker, a control unit that seeks to predict the energy yield from solar cells mounted in different angles to the sunlight. We have also developed proprietary hardware for critical components, such as an on-board charger that feeds the energy created by the solar cells into the on-board batteries of the relevant vehicle. Our proprietary software provides for live energy data and optimization of energy yields and provides the backbone for seamless system integration of our solar technology. The following graphic visualizes the application of our patented injection molding technology in the solar assembly process.

Solar technology offers a broad variety of use cases and we have already received purchase orders or entered into several letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and boats, all of whom may enter into agreements with us to use solar technology in their own products. We believe that there are many relevant use cases for solar technology. For example, solar energy can be used to provide a large share of the energy needed by a semi-truck trailer with a cooling unit, positioning the fleet operator to increase operating hours and to reduce energy cost and CO2 emissions.

We believe our solar technology is among the lightest, most efficient and most affordable solar technology currently available for consumer usage. According to our own data, it is the lightest in terms of kilograms per square meter; it is the most efficient in terms of watts generated per square meter; and it is the most affordable in terms of production cost in euro per watt.

Our solar technology is the key element of our solar-first approach and the design and development of the Sion around our solar module technology. Our solar technology will significantly increase practicability. Our solar modules will charge the Sion’s battery whenever the Sion is exposed to light. In a single week, we expect the modules to generate up to 112 km or 70 miles (up to 245 km or 152 miles), on average purely via the energy of the sun. These figures are based on average sunlight exposure in Munich, Germany and therefore will vary depending on geographic location, regional season and weather conditions. The power generated while the Sion is parked and exposed to light will reduce the number of charging intervals or may even eliminate the need for external charging completely.

Following the start of production of the Sion, we believe that we will be positioned to enter into co-development projects with established car manufacturers, with a view to having our solar technology used in series production cars of established car manufacturers by 2024 or 2025.

Traditional Solar Modules - Vehicle Added Modules

In addition to our vehicle integrated modules, we also offer vehicle added modules. This approach aims at using solar technology for vehicles after they have been fully built. These solutions are relevant for customers which want existing vehicles equipped either in a prototype solar module or low to medium volume production.

This approach uses different types of semi-flexible solar modules, which are either glued or clamped onto the vehicle. The relevant solution is developed based on the needs of the specific customer, taking into account the expected lifetime of the vehicle, weights and costs specifications, installation times and synergies between solutions for different vehicle types. Currently we aim to be able to equip single prototypes. During 2022 we plan to improve the solutions to equip first small pilot fleets. For diesel buses, last-mile delivery vehicles, boats as well as for motorhomes and caravans a prototype solution is available and in most cases applied to customer vehicles, however we currently seek to have an optimized solution ready for implementation and street approval later this year. Continuous technical and cost improvements are planned for the remainder of 2022. For reefers and non-reefer cargo box vehicles, we plan to have a first concept developed and ready to be applied in a customer prototype by summer 2022. Solutions for more curved surfaces, such as vans, would need to be developed upon customer request. We also aim to be able to equip large vehicles with semi-translucent solar windows to make efficient use of their large window areas.

Maximum Power Point Tracker

The integration of solar modules into energy systems for transport-related use cases requires power electronics that fit the vehicle powertrain or auxiliary systems. Our maximum power point tracker central unit, or MCU, is the central piece of our power electronics. Our MCU is a multichannel, dynamic system that is both conversion and tracking efficient. Our power electronics optimize the power output by intelligent algorithms and the energy earnings for solar modules mounted on, or integrated into, moving objects by a multichannel approach that considers quickly changing sun radiation conditions and differently oriented solar modules. We aim to optimize our power electronics to provide for a power range of above 1 kWp with a target up to 2.5 kWp, whereas other power electronics typically provide for a power range of less than 1 kWp. Our MCU contains a controller area network that enables the battery systems to perform complex tasks efficiently and allows active communication between the battery systems and other devices throughout the vehicle.

We currently develop three systems that are in different stages of maturity:

●

High Voltage System: The high voltage system is used in our Sion prototypes. While the Sion uses about 400V, the high voltage system has been developed to work with voltages between 400V and 800V. The system can be used for electric vehicles other than the Sion with minor or medium changes. Use cases include buses, vans, trucks, reefer trailers as well as electric boats.

●

Low Voltage System: Based on the Sion system, current development projects relate to adding low voltage capabilities, flexibility on the input voltage to allow for a combination with a broader range of solar modules and higher power output. The low voltage system will be relevant for diesel buses, smaller reefer vans and the camper industry.

●	Reefer System: For reefer systems, our maximum power point tracker unit needs to be coupled with battery packs, inverters and charging systems.

Power Sharing, Car and Ride Sharing

We are planning to equip the Sion with a bidirectional power sharing solution. On the one hand, our vehicles can be externally charged with electricity based on plug-in technology; on the other hand, each Sion can also share its stored electricity, based on a bidirectional charging plug. The app-controlled solution should enable vehicle-to-vehicle (V2V) via an additional plug, vehicle-to-home (V2H) and vehicle-to-grid (V2G) power sharing. We have also developed a proprietary software and mobile application serving as a tool to access or provide the community with access to car and ride sharing. Our software is working as a marketplace-like communication platform bringing together “supply” and “demand.” As of March 2022, we already have 174 non-Sion cars live on our sharing platform.

After-sales Service

Our innovative after-sales service system will be available once the serial production of the Sion has been started. For repairs and maintenance of our vehicles, the system will center around an online database where spare parts can be ordered and manuals as well as video tutorials for “do-it-yourself” fixes of our vehicles can be sourced. We intend that spare parts will also be available for direct 3D print or at a CNC milling service. We will also make available on our online database workshop handbooks that allow customers to involve workshops in the service or repair of their vehicles. We also plan to cooperate with an established European service provider for repairs involving high-voltage or body parts.

Research & Development

We believe that it is and will be crucial for our success to keep up with advances and changes in electric vehicle technology. Our research and development activities currently focus on the finalization of the development of the Sion and will in the future include a facelift as well as a new version of the Sion and additional car models.

Our research and development (R&D) strategy focuses on developing our key technologies and innovations in-house where we benefit from the expertise of our highly qualified R&D team. This allows us to ensure that the key technologies and innovations used in our vehicles reflect our core values and vision of sustainable and affordable electric mobility. However, we also involve players in the automotive industry in our R&D activities and have established, or are in the process of establishing, several partnerships with suppliers and engineering service providers that develop and will supply certain components for our vehicles. This approach allows us to leverage the expertise and know-how of established market players in our R&D processes. In addition, we cooperate, or intend to cooperate, with renowned research institutions to combine our expertise in selected areas. For example, we established a joint project with the Fraunhofer Institute for Solar Energy Systems (ISE) for a collaborative study that covers the testing of our patented solar technology up to its readiness for serial production and its certification.

Manufacturing Concept

Our manufacturing concept is based on the outsourced production of a “one-variant-only” vehicle while using certain standard automotive components from third-party suppliers, which positions us to significantly benefit from economies of scale. Our manufacturing approach enables significantly lower capital expenditures as well as various cost savings along the value chain. The offer of only one variant of the Sion enables us to focus our engineering capacities and significantly reduces manufacturing complexity, logistical challenges, inventory costs and quality and testing risks. The production of the Sion will be based on low inventories and an exact synchronization of steps along our supply chain. Due to the Sion’s uniform black polymer exterior, significantly less steel stamping tools and no paint shops will be needed for production and finish. We believe that we will be able to save capital expenditures and currently expect that we will need to spend at least €440 million between January 2022 and the second half of 2023 for additional development activities, start of serial production and overhead costs in this period. See “Item 5. Operating and Financial Review and Prospects.”

Contract Manufacturer Valmet Automotive

The Sion will be manufactured by Valmet Automotive in Uusikaupunki, Finland. From 2023 onwards the contract manufacturer will produce and assemble the Sion based on our specifications and using our internally developed key components as well as off-the-shelf-components from established suppliers. We may utilize a prototype shop floor in the plant.

Valmet Automotive started car manufacturing in 1968 as a joint venture with Saab. Since then the company built more than 1.7 million cars as contract manufacturer for some of the world's leading original equipment manufacturers.

The change to Valmet Automotive and the development of new production lines leads to a new date for start of production. We currently expect to produce and deliver the first Sion in the second half of 2023.

The Valmet Automotive facilities in Uusikaupunki allow for the production of a low four-digit volume in 2023, which will be followed by a steady ramp-up over the coming months. After this period, we aim to produce approximately 43,000 Sion a year, using one hundred percent renewable energy. We currently expect that all production-related greenhouse gas emissions that cannot be avoided along the supply chain, or during the production process of the vehicles, will be fully offset through relevant measures. Valmet Automotive is one of the world’s most sustainable contract manufacturers. Valmet Automotive was certified as climate-neutral on January 1, 2022.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We depend on Valmet Automotive for production of the Sion.”

Off-the-shelf Components

We intend to source certain standard automotive parts, such as the electric motor, mirrors, tires and car seats, of the Sion as off-the-shelf-components from established suppliers for the automotive and other industries. The majority of our suppliers will be European suppliers for the automotive industry. The use of off-the-shelf components will mean comparatively low development costs as development and engineering work relating to major standard car components is done at the supplier level. We have vetted our suppliers to confirm that they comply with our vision as well as our standards concerning quality and reliability.

Logistics and Delivery Concept

Our logistics and delivery concept integrates various unconventional elements that deviate from industry standards. Sustainability and leaving a smallest possible CO2 footprint with our operations is important to us and will also influence our selection of relevant third parties and business partners (such as suppliers, third-party logistics (3PL) and fourth-party logistics (4PL) services providers) that we plan to involve in our logistics and delivery processes. In general, we expect our logistics and delivery processes to be comparatively lean due to our “one-variant-only” strategy regarding the Sion, allowing us to focus on only one production line. We intend to outsource the shipping and logistics management of our operations to 3PL services providers and currently do not intend to invest in our own logistics-related infrastructure, assets or equipment (such as trucks, trains, railcars, warehouses or sales offices). However, we will intensively explore investments in reusable packaging where considered beneficial. The 3PL services companies will provide comprehensive supply chain, transport, distribution management and execution services while we may also engage a 4PL services provider that will oversee the transportation and logistics operations of our 3PL services companies. We will also use and integrate digital means of communication and handover methods as well as the option of home delivery of vehicles to our customers. We believe that our intended logistics network and supplier ecosystem will be, in combination with outsourced manufacturing processes, a competitive advantage.

With respect to deliveries, we plan to offer four delivery and handover options for our customers: factory pick-ups, handover events or, alternatively, informal “fast-lane” pick-ups at a location of our finished vehicle logistics (“FVL”) service provider as well as home deliveries. We intend to have delivery hubs in several cities across our markets and those delivery hubs are intended to be fixed locations where our customers can pick up their Sion. These locations will be provided by our FVL service partner and the pick-up process as well as the specification of such locations will be jointly determined by our FVL service partner and us. The fast-lane pick-up focuses on a time-efficient and informal option where customers have to deal only with minimal paperwork and no unnecessary documents, explanations or ceremonial proceedings. The home delivery option will be available for an extra charge. All aspects of the execution of finished vehicle logistics will be managed by our FVL services provider. Our distribution network has still to be finalized taking into account the available capacity of transport routes as well as sustainable options with a reduced CO2 footprint.

Marketing

We focus on providing multiple online and offline touchpoints with our customers and the community in general throughout the entire sales experience and rely on various marketing channels with a special focus on social media and online marketing. Our marketing efforts are geared towards increasing brand awareness in order to increase sales of the Sion.

We seek to increase brand awareness through a broad array of marketing channels such as targeted online marketing (including search engine optimization and search engine advertising), press publications, industry events, video advertising in public transportation and cinemas and guerilla marketing actions as well as physical test drives that can be easily arranged through our car-sharing offering. Our website content, blog, targeted newsletters, social media posts as well as local events are intended to spark further interest of potential customers in our offering.

Customers are able to place reservations for our vehicles on our website and can participate in online discussions with our community or cast votes on certain features of the Sion. Customers can set up test-drives based on our car-sharing offering. Purchase orders for our vehicles can then also be placed on our website.

Our approach to customer retention focuses on our community and feedback of satisfied customers on social media, targeted newsletters, video and other website content centered around features of the Sion, customer experiences and updates, community events or our blog. In 2020, we arranged for a special cooperation with Renault, pursuant to which we offered consumers who made an advance payment for the Sion to convert this advance payment into a lease contract for a Renault Zoe. We had renewed this offer in 2021 under slightly modified conditions and, in addition, provided reservation holders the opportunity to take a car lease at discounted conditions from a start-up car rental company, which claims to focus on sustainability. We may provide similar offers in the future to bridge the period until we make deliveries to our customers.

We rely on a number of key performance indicators to gauge the success of our marketing efforts and make the building and retaining of our community visible:

●

Number of reservations of Sions: We assess the number of pre-production reservations for the Sion, which gives us visibility on market demand for our vehicles and shows customer support of our offering.

●

Net promoter score: We use a net promoter score, which is intended to indicate customer loyalty and satisfaction measurement derived from surveys among our customers on their satisfaction and likelihood to recommend our product or services to others on a certain scale.

●

Number of social media followers: The number of people following our brand on social media is a strong indicator of brand awareness and our popularity among our community. It indicates our reach that is achieved without any major engagement.

●

Newsletter subscribers and opening rate: The number of newsletter subscribers and the opening rate, i.e., the percentage of recipients of our email advertising that open our emails, are important indicators of the success of our email advertising strategy. The opening rate indicates, among others, the punchiness of subject lines, the composition of the audience and the appropriateness of emails sent.

●	Website visits: We track the number of visitors to our website as this indicates interest in our brand independently of our own media activities.

●	Advertising and marketing spent per reservation: This key performance indicator quantifies the benefit of a community, the role of word-of-mouth recommendations and the effectiveness of a strong brand to acquire new reservations and, in the future, purchasers for the Sion.

Sales

We primarily rely on online sales of our vehicles through our website with only a very limited number of physical locations. This approach allows us to reach many customers in a larger number of countries and eliminates potential dealer margins and distribution costs. We also intend to provide further digital channels to enable an exchange with our customers prior to the delivery of our vehicles with a view to taking the customer with us on the journey of building his or her vehicle.

However, we also plan to offer conventional direct sales channels and maintain physical contact with our customers. We want to offer a variety of events for this purpose, such as test-drive tours and product presentations, as well as mobile locations in cities or at our delivery hubs, where potential customers can test our vehicles and get all relevant information about our products and the Company. These events will also enable us to collect relevant data about customers in order to better understand their needs. The following graphic compares the conventional sales process to our customer journey.

Customer Service

We intend to focus on our database, which will be available once serial production of the Sion has commenced and will enable customers themselves to conduct inexpensive repairs and maintenance of our vehicles based on digital open-source car manuals as well as video tutorials for “do-it-yourself” maintenance of our vehicles. Our customers will generally be able to choose from among three options:

●

Individual self-repair: Customers may self-repair their vehicle at low cost with the assistance of our online database through open-source manuals, instructions and video tutorials while spare parts can be ordered online on our website or even simply be printed in 3D.

●

Non-licensed car-workshops: Depending on the skill level of the customer and the specific maintenance work to be done, our customers can also involve non-licensed car workshops who then engage in low-cost repair also based on our open-source material from our database.

●

Service partner network: We also intend to cooperate with a renowned European service provider for an all-around carefree service offering and, in particular, repairs involving high-voltage or body parts.

We believe that our concept creates additional value for our customers as, contrary to the approach often taken by established vehicle brands, we currently do not intend to create incentives to have required service and maintenance work performed at typically more costly licensed car workshops. At the same time, this concept allows us to externalize the costs typically associated with the installation, operation and maintenance of a service network.

Information Technology

We use a number of standard software programs for our business operations. In addition, we deploy our own proprietary software and applications. To help secure data that we handle and protect against outages, we have implemented a number of protective measures, including duplicate systems, firewalls, antivirus software, patches, data encryption, log monitors, routine backups, system audits, data partitioning, routine password modifications and disaster recovery procedures.

Competition

Solar Technology

While there is a large number of providers of solar technology solutions for all kinds of stationary applications, the competitive landscape for vehicle solar solutions is less competitive. Based on a survey conducted by our business intelligence team, we have identified a few competitors particularly relevant to us, including a2-solar Advanced and Automotive Solar Systems GmbH, eNow, Inc., KRSolar B.V. doing business as wattlab, Im Efficiency B.V., Green Energy Solutions and TRAILAR.

We believe that the following factors differentiate ourselves from these competitors:

●	many of these competitors rely on self-installation while we offer installation services;

●	we rely on cell technology that provides high energy density at a reasonable cost;

●	we have a proprietary maximum power point tracker solution; and

●	we offer both vehicle added solar modules and vehicle integrated solar modules.

Car

The automotive market in general, and the automotive mass market in particular, are highly competitive, and while we are arguably the only manufacturer focused exclusively on solar power vehicles, we are not the only company seeking to develop and offer a solar powered car. We expect competition in our industry to intensify in the future, particularly in light of increased demand for alternative fuel and a regulatory push for electric vehicles (e.g., CO2 target emission regulations and tax or other monetary incentives), as well as declining battery prices. Continuing globalization may lead to additional potential competitors in emerging economies. We believe the primary competitive factors in our markets include:

●	manufacturing efficiency,

●	vehicle price,

●	product quality, performance and features,

●	design and styling,

●	innovation and development time,

●	reliability,

●	safety,

●	energy economy,

●	charging options,

●	customer service and

●	financing terms

We have strategically positioned ourselves to fill a niche in the market for electric vehicles. However, we expect that the niche for solar electric vehicles may become more competitive in the future. Numerous competitors strive to offer e-mobility affordable to the masses and several other market players are currently experimenting with solar charging technology, including manufacturers with established brands and significantly greater financial resources than us such as Tesla, Toyota and Lightyear. In order to succeed, we seek to be the price / value leader in our segment and offer customers the lowest total cost of ownership in our segment. The following graphic compares the Sion to selected offers from competitors:

Intellectual Property

Our intellectual property, including patents, trademarks and copyright, is important to our business. We hold several patents in different jurisdictions relating to our solar module technology, ventilation system and energy management system for vehicles, have filed several patent applications, including relating to our solar technology, and expect to file several additional patent applications in 2022. We have registered trademarks in the EU or other relevant jurisdictions for “Sono Motors” and “Sion”. Our intellectual property portfolio includes domain names for websites that we use in our business.

We control access to, use and distribution of our intellectual property through confidentiality procedures, non-disclosure agreements with third parties and our employment and contractor agreements. Under the German Employee Invention Act (Arbeitnehmererfindungsgesetz) we generally have a claim on work-related inventions by our employees. We rely on contractual provisions with our business partners to protect our intellectual property and proprietary technology, brand and creative assets. We seek to maintain and protect our intellectual property portfolio, including by pursuing any infringements by third parties.

Insurance Coverage

We have taken out a number of group insurance policies that are customary in our industry, such as property and loss of earnings insurance, business liability insurance, including insurance for product liability, transport insurance and environmental liability insurance. We believe that our insurance policies contain market-standard exclusions and deductibles. We regularly review the adequacy of our insurance coverage and consider the scope of our insurance coverage to be customary in our industry.

Regulatory Environment

Overview

Our industry and business operations are subject to various laws, rules and regulations at international, national, state and municipal levels, which may affect, directly or indirectly, our operations or our industry. Such laws, rules and regulations include laws on vehicle approval and homologation, laws on vehicle road safety, environmental laws, laws on vehicle emissions and renewable energies, consumer protection laws, product warranty and product liability laws, intellectual property and copyright laws, labor and employment protection laws, export control regulations, trade and economic sanctions and embargoes on certain countries, persons, groups and/or entities, projects and/or activities, competition and antitrust laws, tax laws, and criminal laws (e.g. anti-money laundering and anti-corruption laws). Within the EU the legal environment is also characterized by a set of political initiatives and legal frameworks under the so-called European green deal, which seeks to serve the overarching goal of eliminating greenhouse gas emissions and reaching climate neutrality by 2050. These initiatives and legal frameworks have had and will continue to have a significant influence on our industry and business operations as well as the overall adoption rate of electric mobility within the EU.

An overview of the laws, rules and regulations that are most relevant for our business operations or industry, broken down by general category of regulation, is provided below. Any reference in this section to any legislation or regulation is deemed to refer to such legislation or regulation as amended, supplemented or otherwise modified, and all further rules and regulations promulgated thereunder, unless the context requires otherwise.

Vehicle Approval/Road Safety

Our vehicles and related components will require compliance with product-related regulatory frameworks and approval by the relevant government authorities before we may sell our vehicles to customers or before our vehicles may be used on public roads. We will have to comply with substantial licensing, certification, approval, permit and other homologation requirements in all relevant markets in which we may operate, as well as numerous and continually increasing technical product requirements, particularly with regard to the safety of vehicle occupants and other road users.

The EU has passed extensive legislation and regulations on vehicle approval and safety, including a regulation governing the testing necessary for a vehicle to be placed on the market. EU regulation also sets out EU-wide rules on technical requirements and procedures to ensure that new types of motor vehicles and their trailers conform to EU-approved requirements on safety and environmental protection. It also provides for market surveillance to ensure the conformity of vehicles already available on the market and allows EU member states and the European Commission to carry out random tests on vehicles to detect failures. EU regulation passed in 2019, which will take effect from July 6, 2022, introduces requirements for the implementation of state-of-art safety technologies (such as intelligent speed assistance, advanced driver distraction warning systems and other safety systems, including with respect to pedestrians and cyclists) as standard vehicle equipment and seeks to enhance the competitiveness of EU car manufacturers on the global market by providing the first EU legal framework for automated and fully automated vehicles.

At the national level, Germany has implemented portions of the above into its Road Transport Law (Straßenverkehrsgesetz), Road Traffic Licensing Regulations (Straßenverkehrszulassungsordnung) and EG-Vehicle Approval Regulation (EG-Fahrzeuggenehmigungsverordnung). In order to be accredited as a manufacturer with the German Federal Motor Vehicle and Transport Authority (Kraftfahrbundesamt) we are required to implement a quality management system to provide proof of conformity of production.

General Product Safety Liability

Our vehicles will also have to comply with product-specific or general, non-specific product safety and product liability legislation and associated regulations.

The EU has passed a directive on general product safety that applies in the absence of specific provisions among the EU regulations governing the safety of the products concerned, or if legislation on the sector is insufficient. Under this directive, manufacturers and distributors may only market products that comply with a general requirement of consumer safety. A product is safe if it does not present any risk or only the minimum risks compatible with the product’s use considered to be acceptable and consistent with a high level of protection for the safety and health of persons. In addition to compliance with the safety requirement, manufacturers and distributors must provide consumers with the necessary information in order to assess a product’s inherent risks and take the necessary measures to avoid such threats (for example, withdraw products from the market, inform consumers and recall products). Strict liability applies for defective products throughout the EU in addition to any consumer protections at the national level.

In Germany, the EU requirements have been implemented via the Product Safety Act (Produktsicherheitsgesetz) and the Product Liability Act (Produkthaftungsgesetz), which are accompanied by the more general provisions under the tort law codified in the German Civil Code § 823 (Bürgerliches Gesetzbuch).

Vehicle Emissions and Regulatory Incentives

The protection of air quality and reduction of greenhouse gas emissions is a priority in the EU and car manufacturers relying on internal combustion engines must comply with increasingly stringent standards on vehicle emissions. The current environment of the EU and regulatory initiatives strongly support the development, production and sale of alternative fuel vehicles and their overall market adoption. In line with the international climate agreement signed at the 2015 United Nations Framework Convention on Climate Change in Paris by nearly 200 nations (commonly referred to as the “Paris Agreement”), which became effective in November 2016 and consists of two elements (a commitment by each participating country to set a voluntary emissions reduction target (referred to as “nationally determined contributions” or “NDCs”), with a review of the NDCs that could lead to updates and enhancements every five years beginning in 2023, and a transparency commitment requiring participating countries to disclose their progress), as well as based on emission legislation, the EU is taking a progressive stance in reducing carbon oxide emissions, thereby deliberately driving increasing demand for electric vehicles.

In that context and against the background of the EU’s green deal, the EU implemented the Euro 6 regulatory framework (“Euro 6”), which became mandatory in stages, depending on the vehicle, beginning from September 2014 onwards. Under Euro 6, new passenger vehicles only receive vehicle type approval in the EU if such vehicles comply with defined maximum emission volumes regarding carbon monoxide, hydrocarbons, nitrogen oxides, ammonia and particulates. Implementation of Euro 6 in the EU member states did not require additional legislation at the national level. National authorities monitor compliance and have the ability to recall non-compliant vehicles. The European Commission has started the development of the next level of emission standards known as “Euro 7.”

Furthermore, the EU has implemented mandatory CO2 emissions targets. At present, all car manufacturers must meet a fleet-wide average emission target of 95g CO2/km for their new vehicle fleets that are registered in the EU. Car manufacturers are given additional incentives to produce zero- or low-emission cars emitting less than 50g CO2/km through a fleet-wide credits system. The regulation also provides for fleet-wide average CO2/km emissions targets for the years 2025 and 2030, which are defined as a percentage reduction from the current applicable values: Cars are subject to a fleet-wide reduction of 15% in 2025 and 37.5% in 2030, while vans are subject to a fleet-wide reduction of 15% in 2025 and 31% in 2030. The regulation also allows for pooling arrangements among several manufacturers of passenger cars or vans based on which these manufacturers will be treated as a single “pool” and their compliance with emission limits assessed on an aggregated basis at the pool level. Car manufacturers are subject to penalty payments if the fleet-wide average emission of CO2/km of the relevant car manufacturer exceeds the defined target values in a given year. The monetary penalty is calculated based on a predetermined euro amount (currently € 95) for each gram of CO2/km exceeding the relevant target value multiplied by the number of vehicles produced by the relevant car manufacturer.

The adoption of electric mobility is further promoted on the national level within the EU. The vast majority of member states of the EU provide purchase grants, tax benefits or other incentive schemes to buyers of electric vehicles. For example, German governments on a state and federal level have implemented various incentive schemes to drive the adoption of electric mobility. Individual buyers of purely electric vehicles receive tax benefits in the form of ownership tax exemptions up to December 31, 2030 based on an amendment of the German Motor Vehicle Tax Act (Kraftfahrzeugsteuergesetz). The work- or company-related use of electric vehicles receives preferential tax treatment as well. The German Federal Office for Economic Affairs and Export Control (BAFA) has set up an “environmental bonus program” (so-called innovation bonus) under which buyers of new fully electric vehicles may receive a one-time grant in the amount of up to nine thousand euros (of which the relevant car manufacturer has to bear a share of three thousand euros in order to lead to a customer claim under the bonus program of up to six thousand euros in form of a government bonus) during a limited period of time and depending on the net list price of the relevant vehicle. Buyers of fully electric vehicles registered for the first time after June 3, 2020, and until December 31, 2021, will receive an extra innovation bonus in the same amount. The federal German Electro Mobility Act (Elektromobilitätsgesetz) and various incentives granted on the state or municipal level provide for various privileges electric vehicles, including, for example, the allocation of special parking spaces at charging stations in public areas, the reduction or waiver of parking fees, permitted bus lane use as well as exemptions from certain access restrictions.

Renewable Energy Requirements

The laws and regulations within the EU and various other jurisdictions impose energy source requirements for the transportation sector, which also aim at the reduction of the emission of greenhouse gases and the promotion of the adoption of alternative fuel or electric vehicles. A directive adopted in 2018, which has to be implemented by the EU member states until June 30, 2021, establishes a common system on the promotion of energy from renewable sources (such as wind, solar (both solar thermal and solar solar) and geothermal energy, tide, wave and other ocean energy, hydropower or biomass) in electricity, heating and cooling, and transport and provides a framework for the promotion of the use of renewable energy sources in the EU until 2030. The directive defines a binding overall target of at least 32% of energy from renewable sources for the EU’s gross final energy consumption by 2030 (calculated as the sum of the member states’ gross final consumption of electricity and energy in various sectors) and promotes the use of renewable energy in transport, particularly prioritizing electricity, with a target of at least 14% renewables in the final energy consumption mix by 2030. The directive envisages electric mobility to constitute a substantial part of the renewable energy mix in the transport sector by the year 2030 and is a cornerstone for the adoption and integration of electric mobility within the EU, as it also supports incentive schemes for the swift development of electric mobility with respect to the sector’s growth potential and role for the EU employment market. In addition, the directive seeks to boost the use of renewable electricity in the transport sector by applying augmented multipliers in the context of the calculation of the relevant energy mix under the directive.

Industrial Environmental Control

All member states of the EU control the manufacture, use and disposal of pollutants by means of regulations on air pollutants, chemicals, heavy metals, persistent organic pollutants, soil contamination and biocides. The operations of manufacturers, particularly our production, logistics and transport processes as well as end products, must comply with these regulations.

The most relevant legal frameworks are the Regulation for Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) and the Regulation on Classification, Labeling and Packaging of Substances and Mixtures (“CLP”). REACH requires manufacturers and importers of chemicals to identify and manage risks linked to the substances they manufacture and market, to submit a registration dossier for substances produced or imported in quantities of one ton or more per year per company, and to provide downstream users with risk information to ensure proper application of such substances. In addition, for “substances of very high concern,” REACH may require government authorization for further use or impose restrictions in the future, any of which may delay or increase the costs of operations. CLP complements REACH by requiring suppliers of substances and mixtures, including manufacturers, downstream users and distributors, to apply harmonized criteria to their classification and labeling.

Substance restrictions under REACH in some cases prohibit the marketing in the EU of articles containing certain substances. This is particularly relevant in relation to spare parts for products, which were designed before a relevant restriction was adopted and which are no longer in mass production (“legacy parts”). Similar problems may arise if a substance is placed under an authorization requirement under REACH and may, therefore, not be used for the production of legacy parts without a corresponding authorization. REACH does not include general exemptions with regard to legacy parts (so-called “repair as produced” clauses).

Emissions from Production

Emissions from production, such as air pollutants, noise, odors, vibrations and greenhouse gases (such as CO2), are governed by specific laws and regulations, and, if the operation of a facility is subject to a permit, by specific conditions set forth therein. Some laws and regulations require the submission of emission reports on a regular basis. Non-compliance with maximum emission levels may result in administrative fines.

International, as well as European and national regulations, may have repercussions on the operation of the relevant production facilities. For example, stricter regulation of CO2 emissions could cause manufacturers to incur significant capital expenditures to upgrade production plants by installing or improving technical equipment to comply with maximum emission levels that may become applicable in the future, which may also affect their ability to sell their products at predetermined price levels.

Emission trading systems for emissions from industrial production exist on the European and national level. These systems are based on “cap and trade” principles designed to reduce carbon dioxide emissions by limiting the number of emission allowances (cap) required for certain facilities and allowing the purchase for shortfall or the sale of surplus emission allowances (trade).

Reuse, Recycling and Recovery

Manufacturers may also be obligated to assist customers with the disposal, recovery and recycling of certain underlying components of their products once they have reached their end-of-life/disposal stage.

An EU directive on batteries (the “Batteries Directive”) governs the recovery of batteries within the EU. The Batteries Directive requires manufacturers and distributors of batteries to bear a significant amount of the costs associated with proper collection and disposal of end-of-life batteries. As batteries are a substantial component of our vehicles, we may have to (potentially) incur additional costs and administrative burdens to comply with laws governing the recovery of batteries and other similar laws.

Furthermore, an EU directive on end-of-life vehicles (the ELV Directive) and an EU directive on waste electric and electronic equipment (the “WEEE Directive”) each govern the recovery of motor vehicles and electric and electronic equipment within the EU, providing for ambitious recovery, reuse and recycling rates. The directives require that manufacturers cover all, or a significant part of, the costs associated with recovery, reuse and recycling measures. The aforementioned directives, including the Batteries Directive, as well as an EU directive on the restrictions of the use of certain hazardous substances in electrical and electronic equipment, limit manufacturing options because they also contain prohibitions on the use of certain identified substances and materials.

Cross-border Import and Export of Products

Sales of our products may be subject to export control and sanction regulations, as well as trade policy measures, such as tariffs. We may be required to comply with export control regulations, trade and economic sanctions restrictions and embargoes imposed by multiple authorities, such as the United Nations, the EU and the United States. In addition, the EU, United States and other applicable sanctions and embargo laws and regulations vary in their application (and may be inconsistent): they do not all apply to the same covered countries, persons, groups and/or entities, projects and/or activities, and such sanctions and embargo laws and regulations may be amended or strengthened from time to time.

Within our primary target market, the EU’s internal market, the principle of free movement of goods applies. When importing good from, and exporting goods to, non-EU countries, we will have to comply with national and European foreign trade and customs regulations.

Data Protection and Privacy

We plan to include various digital offerings in our vehicles to be accessible via our own app and plan to continue to further develop connectivity solutions for our customers. We will also obtain data from our customers as they reserve cars or as we sell cars online. Regulations governing data protection can therefore have a significant impact on our business.

The GDPR applies to the processing of personal data in the context of activities of establishments in the EEA, regardless of whether the processing takes place in the EEA or not. The GDPR and other data privacy laws regulate when and how personal data may be collected, for which purposes it may be processed, for how long such data may be stored and to whom and how it may be transferred. The GDPR contains strict requirements for obtaining the consent of data subjects (i.e., the persons to whom personal data relates) to the use and processing of their personal data. The GDPR also requires the implementation of appropriate technical and organizational measures, depending on the nature of the processing activities. It also imposes various obligations in the context of processing of data, including, among others, far-reaching transparency, data minimization, storage limitations, privacy by design and privacy by default obligations, data security, integrity and confidentiality obligations. In addition, it may require so-called data protection impact assessments, at least in cases where the data processing is likely to result in a high risk to the rights and freedoms of individuals. In Germany, operators of online platforms have to comply with the specific requirements of the German Tele Media Act (Telemediengesetz), which takes into consideration particular aspects of online communication. For example, the German Tele Media Act provides for additional information obligations which are stricter than the general requirements of the Data Protection Act (e.g., a requirement to include an imprint on websites and apps).

An EU directive on the processing of personal data and the protection of personal data in the electronic communications sector adopted in 2002 sets out rules to ensure security in the processing of personal data, the notification of personal data breaches and confidentiality of communications through public electronic communication services such as the internet and mobile telephony. Providers of such electronic communication services must, among others, ensure that personal data are accessed by authorized persons only, are protected from being destroyed, lost or accidentally altered and from other unlawful or unauthorized forms of processing and ensure the implementation of a security policy on the processing of personal data. The e-Privacy Directive also contains several provisions aimed at ensuring the confidentiality of electronic communications and sets forth strict (consent) requirements for the use of cookies and for unsolicited communication as part of direct marketing efforts. The e-Privacy Directive has been implemented in the Netherlands by the Dutch Telecommunications Act (Telecommunicatiewet) and in Germany by the German Telecommunications Act (Telekommunikationsgesetz). On January 10, 2017, the European Commission released a proposal for a regulation of the European Parliament and of the Council of the EU concerning the respect for private life and the protection of personal data in electronic communications (the e-Privacy Regulation), which would repeal the e-Privacy Directive. The proposal is still subject to legislative procedure and debate.

Antitrust Law

Competition and antitrust laws and regulations are designed to preserve free and open competition in the marketplace to enhance competitiveness and economic efficiency. Provisions on merger control, the prohibition of anticompetitive agreements, collusive behavior, the prohibition of abuse of a dominant position and the receipt of advantages in violation of state aid rules within the market are of particular relevance for manufacturers. National and supranational competition and antitrust authorities may initiate investigations and proceedings for alleged infringements of competition or antitrust laws, which may result in significant fines or other forms of liability or impose certain limitations or conditions regarding acquisitions and certain business practices.

Within the EU, compliance with applicable European and national competition laws is monitored by the European Commission and in some cases the national competition authorities. The EU’s antitrust rules are set out in Articles 101 and 102 of the Treaty on the Functioning of the European Union (“TFEU”). Article 101(1) of the TFEU prohibits anticompetitive agreements to the extent they are not otherwise exempted by Article 101(3) of the TFEU. Article 102 TFEU prohibits the abuse of a dominant position. Article 107 (1) TFEU prohibits the granting of state aid.

Class Actions to Enforce Regulations

In the EU and certain of its member states, there is or has been an increasing prevalence of legislation governing class actions and their use to enforce regulations. As a result of these developments, consumers have increasingly powerful legal mechanisms at their disposal to collectively sue manufacturers of consumer products.

In the EU, under the banner of “A New Deal for Consumers,” the European Commission is facilitating a trend towards the increasing availability and use of collective redress mechanisms in areas in which EU law grants rights, including in particular consumer protection rules and regulations. The European Commission made a non-binding recommendation for EU member states to adopt collective redress procedures in June 2013, subsequently consulted on progress in 2017 and published a report on the subject in January 2018. A proposal for a new directive regarding “better enforcement and modernization of EU consumer protection rules” has been put forward by the European Commission. EU member states have also been developing their own rules in this regard. In Germany a law introducing a declaratory model action (Musterfeststellungsklage) came into force on November 1, 2018. With this new declaratory model action, certain persons are entitled to seek a legal declaration concerning factual or legal matters regarding consumer claims. Consumers can then opt in to be bound by a judgment (and under certain circumstances also a settlement) issued in the declaratory model proceedings.

In The Netherlands, in the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. Dutch law provides for the possibility to initiate such actions collectively, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of The Netherlands and who did not opt out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt-out. This new regime applies to claims brought after January 1, 2020 and which relate to certain events that occurred prior to that date. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not bind individual class members. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under U.S. securities laws.

C.	Organizational Structure Organizational Structure

Sono Group N.V. has a single, wholly-owned subsidiary, Sono Motors GmbH. Sono Motors GmbH became the wholly-owned subsidiary of Sono Group N.V. upon conclusion of a corporate reorganization that was completed on November 27, 2020. Sono Motors GmbH has its country of residence and incorporation in Germany, with its company address in Waldmeisterstrasse 76, 80935 Munich, Germany.

D.	Property, Plant and Equipment

Our headquarters are located at Waldmeisterstraße 76, 80935 Munich, Germany. We have leased this property for a fixed term until March 31, 2023 and have the option, after the expiration of the fixed term, to extend such lease for an additional term of one year up to five times. The lease will be consecutively and automatically extended for one more year, unless the lease is terminated by either party with six-months prior written notice.

In addition, we have leased a workshop, which we also refer to as our research and development center,  at Waldmeisterstraße 93, 80935 Munich, Germany. We have leased this property for a fixed term until April 30, 2026. We then have the option to extend this fixed term by five years.

As of the date of this Annual Report, we do not own any real estate property and do not lease any real estate property, except for our headquarters and our workshop.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the information included under “Item 4. Information on the Company” and “Item 18. Financial Statements.” The following discussion and analysis contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Item 3. Key Information—D. Risk Factors.” Actual results could differ materially from those contained in any forward-looking statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2019 compared to the year ended December 31, 2020 has been reported previously in our final prospectus filed pursuant to Rule 424(b)(4) on November 18, 2021 under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

Our mission is: “Solar on Every Vehicle.” From this mission the Sion and our proprietary solar technology were born. The Sion is a solar electric vehicle, designed with a view to be accessible to everyday consumers and to be shared. Our technology allows us to integrate solar panels into the Sion’s bodywork to capture energy from the sun and store it in the Sion’s on-board battery. We seek to license and sell our proprietary solar technology to a wide array of customers such as manufacturers of buses, trucks, camper vans, trains and even boats, to accelerate the transition towards sustainable transport and to have a second independent revenue stream. Our solar technology is lightweight, allows for flexible surface integration via our patented injection molding process, is affordable due to fast and lean production and eliminates the risk of bodily harm caused by broken glass due to the use of polymer instead of glass. We have also developed other critical components for the use of solar technology in mobility applications. Refer to “Item 4 –Business Overview” included elsewhere in this Annual Report for additional information.

Our Business Model

We expect to generate revenue mainly from sales of the Sion, monetization of our solar technology and initially also from emission certificate pooling. We also expect to generate, to a lesser degree, revenue from our car- and ride-sharing application.

●

Sales of the Sion and Future Vehicle Models: We plan to position the Sion as an affordable, solar-electric vehicle for the mass market. As of March 31, 2022, we had more than 17,000 reservations with advance payments resulting in total net cash inflows of approximately €40.9 million from our customers. These reservations correspond to a net sales volume of approximately €368 million, assuming that all reservations actually result in sales. In the longer term, we plan to introduce additional solar electric vehicle models.

●

Monetization of our Solar Technology: The potential scope of application of our solar technology goes significantly beyond the Sion. We believe that our solar technology has the potential to be used in existing markets, for example for trucks and trailers, trains, ships and buildings. We have already received purchase orders or entered into several non-binding letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and boats that may use our technology in their own products. We may also produce and sell certain selected solar components, license our patents to third parties or seek to generate service revenue from providing engineering services to third parties. We believe that our patents position us to shift our solar technology revenue model from sales to licensing in the long term. We have shipped prototypes or solar retrofits to customers, generating revenue of approximately €11 thousand in the fourth quarter of 2021.

●

Emission Certificate Pooling: Many developed countries have environmental regulations and incentives that seek to reduce CO2 emissions. For example, under EU regulation, any automotive manufacturer who fails to reduce the average emissions of its fleet sold in the EU to a specific CO2 emission per kilometer is subject to penalty payments. A manufacturer can avoid, or reduce, penalty payments, if it pools its emissions with those of manufacturers that exceed emission targets, such as manufacturers of zero or low emission vehicles. The economic benefit is shared between the pooling participations, providing us with an additional source of revenue, by selling our CO2 certificates to pooling partners. We believe that our ability to participate in these pooling arrangements will comprise a meaningful percentage of our future revenue stream during the first production cycle that we can generate at a relatively low cost.

●

Car-sharing and Ride-pooling Application: We have developed a car-sharing and ride-pooling application, which will be installed ex works in every Sion that is purchased by our customers. The application can also be added to any third-party vehicle at minimal cost to the owner. The application includes algorithmic technology that can match ride-seekers with drivers, and that can match drivers seeking temporary use of a car with owners seeking to rent out their vehicles. Matches are formed through a network of riders and car owners who must be registered to use our services. We will receive commissions on each transaction booked through our application. In 2021, we generated incremental revenue from this platform of €5 thousand. We anticipate that Sion owners will make up our initial market and that over time the network will grow to include owners of other vehicles as well.

We currently intend to focus on benefiting from economies of scale, controlling expenses and reducing significant capital expenditure to position us to become the price/value leader in our market. This approach is illustrated by our current strategy:

●	One-Variant-Only: The Sion is a one-variant-only model, resulting in economies of scale, less complexity, lower logistics and inventory costs and lower quality and testing risk.

●	No Sono Motors-Owned Factory: We do not currently intend to own a factory, as the Sion will be produced in Uusikaupunki, Finland by the contract manufacturer Valmet Automotive.

●

Asset-Light Manufacturing: The Sion’s polymer body eliminates the need for expensive steel stamping tools and the integration of solar modules into the bodywork eliminates the need for a costly paint shop.

●

Use of Off-the-shelf Components: Certain standard automotive parts will be sourced as off-the-shelf components from established automotive suppliers, allowing us to save development costs and position ourselves to benefit from economies of scale.

●	Online Direct Sales: We believe that online direct sales will allow us to reduce distribution costs by approximately 15%, as we do not have to pay dealer margins.

Factors Affecting Our Financial Condition and Results of Operation

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those set forth in the section entitled “Risk Factors.”

Start of Serial Production of the Sion

We currently do not generate any material revenue from our operations and do not expect to generate material revenue until we start production and delivery of the Sion. We believe that being one of the first manufacturers of solar electric vehicles will enable us to immediately capture a share of the market. While the Sion is not yet commercially available, we have received significant reservations and advance payments from customers for the Sion. Our customers may cancel a reservation without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline. The relevant deadline agreed on with the customers reflected the start of serial production envisaged by us at the time the relevant reservations were made. The timing of such permitted cancellations varies, as we have amended our general terms and conditions extending the relevant cancellation deadline to reflect delays of the intended commencement of serial production of our vehicles. We have also asked some of our customers to agree to amendments to our terms and conditions that extended the date at which customers may cancel a reservation. However, not all customers who previously placed a reservation have yet accepted such amended terms and conditions. As of December 31, 2021, 28% of our advance payments were cancelable. An additional 58% will be cancelable on January 1, 2023, an additional 13% on July 1, 2023 and an additional 1% on January 1, 2024.

While we finalize development and prepare the launch of production of the Sion, we offered selected customers who made an advance payment for the Sion to convert this advance payment into a lease contract for a Renault Zoe in 2020. This offer allowed consumers to drive an electric car and positioned us to avoid cancellations and generate income from commissions we receive for every lease agreement entered into. We have recently renewed this offer under slightly modified conditions and, in addition, offered Sion reservation holders to lease a vehicle at discounted conditions from a start-up car rental company, which claims to focus on sustainability. Through December 31, 2021, we issued vouchers for €0.4 million, of which €0.3 million were used prior to the end of the program. We may continue to provide similar offers in the future to bridge the period until we make deliveries to our customers.

Monetization of Our Solar Technology

As of March 31, 2022, we have 5 patents pending and 3 patents have been granted. Our patent applications mainly relate to our solar technology. We also plan to license our technologies to third parties. We have already received purchase orders or entered into several non-binding letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and boats that may use our technology in their own products. We may also consider the development, general contracting and sale of certain selected solar components to third parties. Revenue from these activities would allow us to start generating revenue potentially before we start selling the Sion and could position us to be less dependent on sales of the Sion.

Ability to Control Cost of Sales

When we start selling the Sion, our profitability will depend on our ability to organize the manufacturing of the Sion in an efficient manner. As part of the manufacturing process, we will purchase a wide variety of components, raw materials, and other supplies. Due to our solar technology, we are able to significantly reduce the battery costs and expenses for painting the body of the Sion. We expect that our cost of sales will be affected primarily by our production volume. Our cost of sales will also be affected, to a lesser extent, by fluctuations in certain raw material prices. As our business grows in scale, we expect to have higher bargaining power and hence more favorable terms from suppliers, including pricing and payment terms.

Execution of Effective Marketing

Our ability to execute effective marketing will affect the growth of our reservations. Demand for the Sion will directly affect our sales volume, which will in turn contribute to our revenue growth and our ability to achieve profitability. Vehicle reservations may depend, in part, on whether prospective customers find our vehicles more affordable and convenient than other environmentally friendly vehicles, which in turn depends on prospective customers’ perception of our brand and the advantages of our solar technology. We guide our marketing expenditure by analyzing the effectiveness of marketing channels based on our needs at various stages of sales and brand awareness. Effective marketing can help amplify our efforts in efficiently increasing vehicle reservations.

Development Expenses

We will continue to incur significant expenses related to the development of the Sion as well as refinement of our technology. We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods. We will only incur development expenses to the extent we believe that we are able to secure necessary financing. Based on our business plan, we will depend on significant additional financing for additional development activities, start of serial production and obtaining street certification.

Capital Expenditure

We operate on an asset-light basis, which means that our capital expenditure is very limited. The Sion will be produced by a contract manufacturer, the Sion’s polymer body eliminates the need for expensive steel stamping tools and certain standard automotive parts will be sourced as off-the-shelf components. Accordingly, we expect our investments outside of research and development and ongoing general and administrative expenses to be of a limited nature. Between 2021 and the planned start of production of the Sion in the second half of 2023, we expect significant capital expenditure to be borne by us for hard and soft tooling. Over the same period, we also expect to incur expenses for engineering work that Valmet Automotive will invoice to Sono Motors.

Unused Tax Loss

We have substantial tax losses carried forward resulting from our negative taxable income in 2021, 2020 and prior fiscal years. Given that our estimated taxable income in the foreseeable future may not be sufficient to recover these carried-forward losses we have not recognized deferred tax assets on the balance sheet as of December 31, 2020 or December 31, 2021. Our unused tax losses as of December 31, 2021, for which no tax asset has been recognized were €112.0 million (corporate income tax) and €111.6 million (trade tax). Assuming a total tax rate of 32.98%, our unused corporate income and trade tax losses correspond to a potential undiscounted tax benefit of €36.9 million. Only up to 60% of our annual taxable income, to the extent such taxable income exceeds €1 million, may be offset against tax loss carry forwards. The remaining 40% of the taxable income is subject to corporate income and trade tax under the so-called minimum taxation rules. Annual taxable income for corporate income tax and trade tax purposes of up to €1 million could be fully offset against tax loss carry-forwards.

Conversion Stock Option Program (CSOP)

In the first half of 2018, we set up two similar employee participation programs for our staff members and selected managers of the company based on virtual shares. In December 2020, we offered all participants of the aforementioned employee participation programs as well as six additional members of our staff to exchange their virtual shares for actual stock options under a newly set up employee participation program (conversion stock option program (the “CSOP”)), which is equity settled. As of December 31, 2021, 88 employees, including all those participating in the original employee participation program but one, have joined the CSOP. We recorded expenses in the amount of €32.2 million in 2020 and €1.9 million in 2021 for the implementation of the CSOP.

COVID-19

COVID-19 is still one of the globally dominant topics. In 2021, successful vaccination campaigns led to the lowering of state and private measures. In line with the economic recovery associated with this relief, the automotive industry in Germany expects a slight increase in the number of vehicles sold in 2021 as compared to the prior year, but expectations are still below the pre-COVID-19 level. With regard to us, in the first half of 2021, COVID-19 had a slightly negative impact on advance payments received from customers. The impact of COVID-19 on the current situation continues to improve compared to 2020 but we are still negatively impacted compared to the pre-COVID-19 state.

Russo-Ukrainian War

In February 2022, the government of Russia invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers. We cannot yet foresee the full extent of the sanction’s impact on our business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war could have a material impact on our results of operations, liquidity, and capital management. We will continue to monitor the situation and the effect of this development on our liquidity and capital management.

Components of Our Results of Operations

Revenues

In 2021, we generated marginal revenue from the monetization of our solar technology and the launch of the Sono app. In 2019 and 2020, we did not generate any revenue from our operations as we only started monetizing our solar technology in the second half of 2021 and as Sion’s production is currently only planned to start in the second half of 2023.

Cost of Sales

In 2021, we recorded a marginal amount of cost of sales relating to monetization of our solar technology and launch of the Sono app. In 2019 and 2020, we did not incur any cost of sales as we only started monetizing our solar technology in the second half of 2021 and as the Sion’s production is currently only planned to start in the second half of 2023.

Operating Expenses

Our operating expenses consist of research and development expenses and selling, general and administrative expenses.

Cost of Research and Development

There were no research expenses included in the profit and loss of the Company in 2019, 2020 and 2021, as we did not perform research. Our development expenses consist of (i) personnel expenses for our development staff, including salaries and bonuses and the relevant share of expenses relating to the CSOP, (ii) development cost for prototypes, our car-sharing and ride-pooling application and solar integration, (iii) professional services and (iv) other expenses. Development costs are expensed as incurred. In 2020 and 2021, no research expenses are included in the profit and loss of Sono Group, as the Group did not perform any kind of research. As the recognition criteria for the capitalization of development cost have not been met, all development expenses were expensed as incurred in 2020 and 2021.

Selling and Distribution Expenses

Our selling and distribution expenses consist of (i) employee compensation for employees responsible for marketing activities, such as roadshows, test rides and social media, including salaries and bonuses and the relevant share of expenses relating to the CSOP, (ii) marketing and promotional expenses, (iii) expenses for professional services and (iv) other expenses.

General and Administrative Expenses

Our general and administrative expenses consist of (i) personnel expenses for employees responsible for areas such as finance, human resources, business development, administration, including salaries and bonuses and the relevant share of expenses relating to the CSOP, (ii) expenses for professional services, such as accounting, tax, legal and other external services, (iii) expenses without sufficient supporting documentation, including underlying invoices, and (iv) other expenses.

Other Operating Income/Expenses

Our other operating income primarily consists of agency fees, donations, statutory reimbursements for personnel expenses and government grants and in 2021 miscellaneous other operating income.

Our other operating expenses primarily relate to foreign exchange losses resulting from the conversion of a portion of the IPO proceeds from USD to EUR in 2021 and  solely included expenses that related to project terminations with a supplier in 2020.

Interest and Similar Income

Interest and similar income relates to interest income from VAT taxes.

Interest and Similar Expenses

Interest and similar expenses largely consist of interest expenses related to the compounding effect for advance payments received from customers and financial liabilities.

A.	Operating Results

Comparison of Results of Operations for the financial years ended December 31, 2021 and 2020

The following table shows information taken from our consolidated statement of income (loss) and statements of comprehensive income (loss) for the years ended December 31, 2021 and December 31, 2020:

	For the year ended December 31,
	2021	2020
	(in € millions)
Revenue	0.0	–
Cost of sales	(0.0)	–
Gross loss	(0.0)	–
Cost of research and development	(40.6)	(30.5)
Selling and distribution expenses	(3.2)	(9.1)
General and administrative expenses	(15.1)	(14.4)
Other operating income/expenses	(0.2)	(0.0)
Impairment losses on financial assets	(0.0)	(0.0)
Operating loss	(59.1)	(54.0)
Interest and similar income	0.0	0.0
Interest and similar expenses	(4.8)	(2.0)
Loss before tax	(63.9)	(56.0)
Tax on income	–	–
Deferred taxes on expense	0.0	–
Loss for the period	(63.9)	(56.0)
Other comprehensive loss	(0)	(0)
Total comprehensive loss for the period	(63.9)	(56.0)

Revenue

In 2021, we generated marginal revenue of €16 thousand, from the monetization of our solar technology and the launch of the Sono app.

Cost of Sales

In 2021, we recorded a marginal amount of cost of sales of €58 thousand, relating to the monetization of our solar technology and the launch of our Sono app.

Gross Loss

In 2021, we incurred a marginal gross loss relating to the monetization of our solar technology and the launch of our Sono app. As most of our revenues are currently generated from prototype projects, our gross loss reflects our planned and expected higher cost of sales in proportion to revenues at this stage of development as we prepare for market entry.

Cost of Research and Development

Cost of research and development increased from €30.5 million in 2020 to €40.6 million in 2021, primarily due to an expansion in efforts on the development of the new prototype generation, leading to costs of €27.6 million in 2021 compared to €8.2 million in 2020. In parallel, personnel expenses decreased significantly from €21.7 million in 2020 to €11.3 million in 2021, as 2020 expenses included €17.7 million costs related to the CSOP compared to €1.1 million in 2021.

Selling and Distribution Expenses

Selling and distribution expenses decreased from €9.1 million in 2020 to €3.2 million in 2021, primarily due to a decrease in expenses related to the CSOP from €6.9 million in 2020 to nil in 2021.

General and Administrative Expenses

General and administrative expenses increased from €14.4 million in 2020 to €15.1 million in 2021, primarily due to higher expenses for professional services, which increased from €4.8 million in 2020 to €7.0 million in 2021. The increase of expenses for professional services mainly concerned services related to the initial preparation and audit of our IFRS financial statements. Personnel expenses decreased from €9.1 million in 2020 to €4.6 million in 2021, primarily due to a decrease in expenses related to the CSOP from €7.5 million in 2020 to €0.8 million in 2021. In 2021, an impairment loss of €2.0 million for assets related to the tooling of batteries intended for the development of prototypes was recognized under general and administrative expenses.

Other Operating Income/Expenses

In 2021, other operating income decreased slightly from €0.3 million in 2020 to €0.2 million resulting from decreased income from the Renault Zoe conversion, partially offset by miscellaneous other operating income.

Other operating expenses increased from €0.3 million in 2020 to €0.5 million in 2021. Other operating expenses in 2021 mainly relate to foreign exchange losses resulting from the conversion of a portion of the IPO proceeds from USD to EUR, while in 2020, other operating expenses related solely to expenses arising from a project termination with a supplier.

Operating Loss, Loss for the Period

Operating loss increased from €54.0 million in 2020 to €59.1 million in 2021, primarily due to an increase in cost of research and development and general and administrative expenses. Including the impacts of interest and similar income, interest and similar expenses and tax on income, loss for the period increased from €56.0 million in 2020 to €63.9 million in 2021.

B.	Liquidity and Capital Resources

As of December 31, 2021, cash and cash equivalents were at €132.9 million compared to €43.3 million as of December 31, 2020. Cash and cash equivalents consist primarily of cash in bank accounts.

We are in the process of developing a solar electric vehicle, the Sion. We currently do not generate any material revenue from our operations. We incur, however, significant expenses related to the development of the Sion, refinement of our technology, marketing activities and general and administrative functions. In order to cover these expenses and prepare for production of the Sion, we rely on external financing and expect to continue to rely on external financing. We have mainly raised capital in the form of equity or debt capital. We have also raised capital through advance payments on reservations for the Sion, some of which we received from customers through PayPal. We were not able to access all of these advance payments received through PayPal within the financial year 2021 due to PayPal’s relevant terms and conditions. Therefore, the PayPal reserve was classified as other current financial assets as of December 31, 2021. In February 2022 the reserve amounting to €5.9 million was released by PayPal and transferred to the current bank account of Sono Group N.V.. Customers may also cancel their reservations for the Sion, in which case we will have to refund the advance payment. In 2021, net financing from advance payments from customers was €4.3 million. We have also raised funds through the placement of pre-IPO mandatory convertible bonds in November 2020 as well as through our IPO in November 2021. Finally, we have received limited grants from government agencies and similar bodies like the EU for participation in specific research and development projects. Our ability to raise external financing has been, and will continue to be, highly dependent on further progress in the development of the Sion and successful communication to potential external investors.

Our ability to continue as a going concern is largely dependent on our ability to raise additional funds through debt or equity transactions, additional advance payments, or other means, and ultimately, to achieve serial production of the Sion. We currently expect to need financing of at least €275 million to achieve serial production of the Sion. It is uncertain if sufficient financing can be obtained to continue as a going concern and further to achieve serial production of the Sion. Our forecast cash required to fund operations, excluding future financing efforts, indicates that we do not have sufficient funds to support operations through the twelve-month period from the date of issuance of the consolidated financial statements included in this Annual Report. Accordingly, there is substantial doubt about our ability to continue as a going concern within twelve-months from the date of issuance of these financial statements.

Additional financing will be necessary to undertake additional development activities for the car and solar technology in order to begin serial production and pay overhead costs.

See also note 4.13.1 to the audited consolidated financial statements as of and for the year ended December 31, 2021 included in this Annual Report.

a.	Consolidated Statements of Cash Flow

The following table shows selected information taken from our consolidated cash flow statements for the years ended December 31, 2020 and 2021:

	For the year ended December 31,
	2021	2020
	(in € millions)
Net cash used in operating activities	(47.1)	(1.2)
Net cash used in investing activities	(1.7)	(0)
Net cash from financing activities	138.6	44.1
Net (decrease) increase in cash and cash equivalents	89.8	42.9
Cash and cash equivalents at the beginning of the financial year	43.3	0.4
Cash and cash equivalents at end of the year	132.9	43.3

Net cash used in operating activities

Net cash used in operating activities changed from a cash outflow of €1.2 million in 2020 to a cash outflow of €47.1 million in 2021. This change was mainly due to an overall increase in operating costs, especially for development costs of prototypes, other development costs, professional services, and lower advance payments received from customers due to the conclusion of crowdfunding campaign in 2020 and an increase in the cash effective loss for the period.

Net cash used in investing activities

Net cash used in investing activities changed from a cash outflow of €0.0 million in 2020 to a cash outflow of €1.7 million in 2021, primarily due to additional purchases of property, plant and equipment.

Net cash from financing activities

Net cash from financing activities increased from a cash inflow of €44.1 million in 2020, which mainly included proceeds from the issue of shares to private investors and from borrowings in connection with our last funding round before the IPO, to a cash inflow of €138.6 million in 2021, which mainly included proceeds from our IPO.

Financial Liabilities

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments as of December 31, 2021:

	Carrying amount	Less than 1 year	1 – 5 years	More than 5 years
	(in € millions)
Trade and other payables	7.6	7.6	-	-
Loans and participation rights	3.7	0.2	4.1	-
Lease liabilities	3.0	0.5	2	1
Total	14.4	8.3	6.1	1

C.	Research and Development, Patents and Licenses

For a description of our development policies, see “Item 4—B. Business Overview—Research and Development.” For a description of our intellectual property, see “Item 4—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly re-evaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in note 4.13 to our consolidated financial statements included elsewhere in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board Structure

We have a two-tier board structure consisting of a management board (bestuur) and a separate supervisory board (raad van commissarissen). There are no family relationships among any of our management board members and supervisory board members.

Management Board

The following table sets forth our management board members, all of whom we consider executive officers, as well as their ages, term served, the year of expiration of their term as management board members of Sono Group N.V. and position:

Name	Age	Term Served	Year in which Term Expires	Position
Laurin Hahn	27	2020 – Present	2025	Co-Chief Executive Officer and Co-Founder
Jona Christians	28	2020 – Present	2025	Co-Chief Executive Officer and Co-Founder
Torsten Kiedel(1)	43	2021 – Present	2025	Chief Financial Officer
Thomas Hausch(2)	56	2021 – Present	2025	Chief Operating Officer
Markus Volmer(3)	47	2021 – Present	2025	Chief Technology Officer

___________________

(1)	Torsten Kiedel joined Sono Motors on February 1, 2020 and became a member of our management board immediately prior to the pricing of the IPO on November 16, 2021.
(2)	Thomas Hausch joined Sono Motors on June 13, 2018 and became a member of our management board immediately prior to the pricing of the IPO on November 16, 2021.
(3)	Markus Volmer joined Sono Motors on February 1, 2021 and became a member of our management board immediately prior to the pricing of the IPO on November 16, 2021.

The following is a brief summary of the business experience of the members of our management board. Unless otherwise indicated, the current business address for each management board member is the same as our business address: Waldmeisterstraße 76, 80935 Munich, Germany.

Laurin Hahn is a co-founder and Chief Executive Officer (“CEO”) of our Company. Laurin founded his first business in the event industry at the age of 17 together with his brothers. Driven by the vision of fostering a system change and fully dedicating his time to the development of an efficient and affordable electric vehicle suitable for everyday use by sourcing the energy from the sun, he embarked on an ambitious journey after graduating from high school in 2012 together with his childhood friend Jona Christians. Within three years, Laurin and Jona built their first electric car with integrated solar panels, which they named the Sion, in a private garage. Based on this project and the vision of a sustainable mobility concept independent of fossil fuels, Laurin and Jona, together with Navina Pernsteiner, incorporated Sono Motors GmbH in early 2016 to further promote their vision and enlarge their team. Laurin, as the visionary heart of Sono Motors, together with Jona, has built Sono Motors into a pioneer for solar electric mobility and a technological leader. Laurin is also a member of the “Entrepreneurs for Future” network. Laurin was recognized by the German magazine Capital for his entrepreneurship and innovative spirit in a “40 under 40” ranking in 2019. In 2020 Laurin was nominated for the entrepreneur of the year Germany 2020 award by Ernst & Young and also nominated as the founder of the most innovative start-up.

Jona Christians is the co-founder and CEO of our Company. His main areas of expertise are the company’s product and innovation strategy. In 2016, he co-founded the company together with his two friends and partners, Laurin Hahn and Navina Pernsteiner. Together with Laurin, he laid the foundation for the company’s first vehicle, the Sion, and has been running Sono Motors since then. Jona was inspired by sustainable technology startups such as the Dutch company Fairphone and the nonprofit organization TED. After graduating from high school in 2012, he started to develop and realize his vision of a sustainable mobility concept independent of fossil fuels. As the joint project grew and consolidated, he decided against continuing his studies in computer science and experimental physics and devoted himself fully to the development of the Sion and the management of Sono Motors. At the age of 27, Jona was nominated for the Entrepreneur of the Year, Germany 2020, by Ernst & Young. With Sono Motors, he is among the finalists of the German Sustainability Award Design. In 2020, Sono Motors and its founders were awarded as number one of the Most Innovative Start-Ups in Mobility by Forbes. Next to his role at Sono, Jona currently serves as a member of the entrepreneurial community Leaders for Climate Action.

Torsten Kiedel has been working in the mobility industry for most of his professional life. He started his career at the BMW Group in 2004, where he spent seven years in various finance positions. During his tenure, Torsten also worked three years at the BMW Bank of North America in Salt Lake City, UT. Afterwards, Torsten became Chief Financial Officer of former “myTaxi”, now “Free Now.” After the successful acquisition of “myTaxi” by Daimler Financial Services, Torsten transferred to another Daimler portfolio company, FlixMobility GmbH, doing business as FlixBus, where he served as Vice President Finance, Legal and Procurement for three years, enabling FlixMobility’s international expansion. From March 2018 to January 2020, Torsten served as CFO of Occhio GmbH, a Munich, Germany, based provider of premium lighting solutions. Torsten joined Sono Motors at the beginning of 2020 as Chief Financial Officer.

Thomas Hausch has more than 25 years of experience in the automotive industry and a vast experience in the areas of development, manufacturing, sales and marketing. After working on the assembly line, he began his career as an international management associate and project lead at Daimler-Benz AG (now Daimler AG), where he remained until 2011. He was the head of technology strategy for advanced development Mercedes-Benz passenger cars and held various other management positions; later, he served as executive director international sales and marketing, as vice president international sales and, finally, as vice president of the Chrysler Group and chief executive officer of the EMEA region among others. In 2011, he joined CODA Automotive, Inc. as senior vice president responsible for sales, marketing, aftersales and final assembly. In 2013, he joined Nissan Motor Company as managing director of Nissan Center Europe and vice president before joining Sono Motors as chief operating officer in 2018. Thomas holds a degree in industrial engineering and mechanical engineering (Diplom-Wirtschaftsingenieur) from the University of Karlsruhe and an MBA in change management, marketing and strategic planning from the University of Southern California - Marshall School of Business.

Markus Volmer has more than 18 years of experience as a senior development engineer in the automotive industry. He began his career as an international management associate at Daimler AG (formerly DaimlerChrysler AG) in 2003. Between 2004 and 2014, Markus held various positions in development and testing at Daimler AG, before joining Foton Motor Group as chief engineer vehicle testing in 2014. In 2016, he was appointed senior chief engineer research & development and testing at Borgward Group AG, a position he remained in before joining Sono Motors as chief technology officer in 2021. Markus holds a degree in industrial engineering with a focus on mechanical engineering (Diplom-Wirtschaftsingenieur) from the Technical University Braunschweig and an MBA from the University of Rhode Island - College of Business.

Supervisory Board

Our supervisory board is composed of four members, provided that our supervisory board may adjust the number of supervisory board members from time to time. However, our supervisory board must, when determining the number of supervisory board members, observe our nomination arrangement pursuant to which each of Laurin Hahn and Jona Christians, acting individually, shall always be allowed to make a binding nomination for one supervisory board member as long as he holds at least 5% of voting rights. Our supervisory board members do not have a retirement age requirement under our articles of association.

The following table sets forth the names of our supervisory board members, their ages and the year of expiration of their term as supervisory board members of Sono Group N.V.:

Name	Age	Year in which Term Expires
Martina Buchhauser	55	2025
Sebastian Böttger	48	2025
Robert A. Jeffe	71	2025
Johannes Trischler	34	2025

Sebastian Böttger was nominated by Laurin Hahn and Johannes Trischler was nominated by Jona Christians.

Wilko Stark resigned from our supervisory board in January 2022.

 Unless otherwise indicated, the current business address for each supervisory board member is the same as our business address: Waldmeisterstraße 76, 80935 Munich, Germany.

The following is a brief summary of the prior business experience of the members of our supervisory board:

Martina Buchhauser became a member of our supervisory board immediately prior to pricing of the IPO on November 16, 2021. Martina has more than 35 years of extensive experience in the automotive industry as well as a proven track record in global sourcing, supplier management and close collaboration with engineering and manufacturing organizations. Since August 2021, she has served as senior advisor to H&Z Management Consulting AG. Until January 2021, she was at Volvo Car Corporation where she served as senior vice president of global procurement and member of the management board. Prior to that, she was senior vice president of purchasing and supplier network, interior and electric/electronics at BMW Group from 2012 to 2017. Until 2021, she served as director of the advisory board of GV Automobile Technology (Ningbo) Co. Ltd., the joint venture of Geely and Volvo. In 2007, she joined MAN Truck and Bus (today part of Volkswagen), MAN SE as vice president corporate purchasing until 2012. Martina began her career in 1985 at General Motors Corporation, USA, and Adam Opel AG, Germany, where she later served as global executive director worldwide purchasing until 2006. Martina holds a master of science in management (M.Sc.) from Stanford University and a bachelor of science in business management (B.Sc.) from Lawrence Technological University.

Sebastian Böttger became a member of our supervisory board immediately prior to pricing of the IPO on November 16, 2021. Sebastian is an entrepreneur, who founded his first company during his first semester at university. Sebastian is chief executive officer of NeLeSo GmbH, a software and consulting company that develops innovative solutions in the area of electric mobility with a focus on digital services, which he founded in 2010. From 2004 to 2018, he was founder and chief executive officer of Melin GmbH, a company providing an email marketing server for high volume emailing, which merged with Neleso GmbH in 2018. From 1995 to 2004, he was founder and chief executive officer of Imperia GmbH, a content management system for complex websites for media/publishers and public authorities. Imperia GmbH was sold to a stock exchange listed company in 2004 (now Pirobase Imperia GmbH). Sebastian studied electrical engineering and holds a degree from RWTH Aachen (Dipl.Ing. Elektrotechnik).

Robert A. Jeffe became a member of our supervisory board immediately prior to pricing of the IPO on November 16, 2021. Robert has more than 34 years of extensive investment banking and corporate finance experience and has served in leadership roles and held board positions at several large financial institutions and energy companies. Since 2011, Robert serves as director at Associated Bank Corp. In 2017, Robert joined BlackWatch Advisors LLC, a financial and strategic consulting and advisory services firm focused in the technology and entertainment industries, where he currently works as a senior operating partner. From 2017 to 2021, he served as chairman of OAG Analytics, Inc. From 2012 to 2017, he served as co-chairman and co-founder of Hawkwood Energy, a private oil and gas company, focused on onshore exploration and production in the U.S. From 2004 to 2011, he was chairman of the corporate advisory group of Deutsche Bank. From 2001 to 2004, he served as senior vice president of corporate business development for General Electric Company, and as a member of GE Capital’s board of directors from 2002 to 2004. Prior to that, he was with Morgan Stanley, Credit Suisse and Smith Barney (now Citigroup) serving at all three firms as managing director, head of the global energy and natural resources group, and a member of the investment banking management committee and global leadership group. At Morgan Stanley, Robert also was co-head of global corporate finance. Robert holds a master of business administration from Stanford University and an undergraduate degree in economics from Dartmouth College.

Johannes Trischler became a member of our supervisory board immediately prior to pricing of the IPO on November 16, 2021. Besides various political engagements, Johannes began his legal career in 2017 as head of the legal department at the large district town Freising (Große Kreisstadt Freising), where he was a member of the mayor’s staff and advised on legal and policy issues until 2018. In 2018, he joined Sono Motors GmbH as senior legal counsel and head of the legal department; he holds the title of General Counsel since March 2021. Johannes was born in Munich, Germany, in 1987. He holds a law degree from the Ludwig-Maximilians-University, Munich. He graduated with his first state examination in law in 2013 and completed his legal clerkship at the Higher Regional Court of Munich in 2016. He graduated with his second state examination in 2016.

B.	Compensation

Remuneration and Other Benefits to Management Board Members for the Year Ended December 31, 2021

As a foreign private issuer, in accordance with the Nasdaq listing requirements, we will comply with home country compensation requirements and certain exemptions thereunder rather than complying with Nasdaq compensation requirements. Dutch law does not provide for limitations with respect to the aggregate annual compensation paid to our management board members or supervisory board members, provided that such compensation is consistent with our compensation policy. Our compensation policy has been adopted by our general meeting. Changes to our compensation policy shall require a vote of our general meeting by simple majority of votes cast. The supervisory board determines the remuneration of individual management board members with due observance of the compensation policy. A proposal with respect to remuneration schemes in the form of shares or rights to shares in which management board members may participate is subject to approval by our general meeting by simple majority of votes cast. Such a proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the management board members and the criteria for granting or amendment. The compensation for our supervisory board members is set by the general meeting.

Our compensation policy authorizes our supervisory board to determine the amount, level and structure of the compensation packages of our management board members at the recommendation of our compensation committee. These compensation packages may consist of a mix of fixed and variable compensation components, including base salary, short-term incentives, long-term incentives, fringe benefits, severance pay and pension arrangements, as determined by our supervisory board. We do not separately set aside amounts from pensions, retirement or other benefits for members of our management board, other than pursuant to relevant statutory requirements.

Compensation of Management Board Members

For the year ended December 31, 2021, the aggregate compensation accrued or paid to our management board members for services in all capacities was €1,317,070.06. The following table sets forth the aggregate compensation and benefits provided to our management board members in the year ended December 31, 2021.

Name	Salary (€)	Bonus (€)	All Other Compensation (€)(1)	Total Compensation (€)
Laurin Hahn	49,750.04	254,000	4,102.80	307,852.84
Jona Christians	49,750.04	254,000	1,765.80	305,515.84
Torsten Kiedel(2)	204,999.96	22,555.56	9,369.48	236,925.00
Thomas Hausch(3)	249,996.00	4,000	11,113.77	265,109.77
Markus Volmer(4)	191,666.61	10,000.00		201,666.61

___________________

(1)	All other compensation includes other monetary benefits and contributions to social security insurance, if any.

(2)	Torsten Kiedel joined Sono Motors on February 1, 2020 and became a member of our management board immediately prior to the pricing of the IPO on November 16, 2021.

(3)	Thomas Hausch joined Sono Motors on June 13, 2018 and became a member of our management board immediately prior to the pricing of the IPO on November 16, 2021.

(4)	Markus Volmer joined Sono Motors on February 1, 2021 and became a member of our management board immediately prior to the pricing of the IPO on November 16, 2021.

Share Ownership of Management Board Members

The following table sets forth the share ownership of our management board members as of March 31, 2022.

Name	Number of Shares	Percentage of Shares Outstanding	Voting Rights
Laurin Hahn(1)	21,375,000(1)	29.05%	40.71%
Jona Christians(2)	19,237,500(2)	26.15%	36.64%
Torsten Kiedel(3)	-	-%	-
Thomas Hausch(4)	-	-%	-
Markus Volmer(5)	-	-%	-

___________________

(1)	Of which 1,578,947 shares are high voting shares, which correspond to 27.12% of the voting rights.
(2)	Of which 1,421,053 shares are high voting shares, which correspond to 24.40% of the voting rights.
(3)	Torsten Kiedel joined Sono Motors on February 1, 2020 and became a member of our management board immediately prior to the pricing of the IPO on November 16, 2021.
(4)	Thomas Hausch joined Sono Motors on June 13, 2018 and became a member of our management board immediately prior to the pricing of the IPO on November 16, 2021.
(5)	Markus Volmer joined Sono Motors on February 1, 2021 and became a member of our management board immediately prior to the pricing of the IPO on November 16, 2021.

Option Ownership of Management Board Members

The following table sets forth the option ownership of our management board members as of March 31, 2022.

Name	Number of Options	Exercise Price (in €)
Laurin Hahn	-	-
Jona Christians	-	-
Torsten Kiedel	95,586	0.06 each
Thomas Hausch	78,370	0.06 each
Markus Volmer	-	-

Service Agreements

We entered into service contracts with our management board members (“Management Contracts”). The Management Contracts generally provide for a term of four years and a base salary and an annual variable payment expressed as a percentage of annual base salary. The supervisory board is also entitled to grant management board members additional compensation at its discretion.

The Management Contracts also provide for additional allowances. The management board members are also eligible to participate in a stock option plan, virtual stock plan or equivalent plan that is established in a manner substantially similar to other of the senior executives.

The Management Contracts provide for the following restrictive covenants: (i) a non-compete during employment and for 18 months and (ii) a perpetual confidentiality covenant. Under the Management Contracts, we are obligated to pay the management board members compensation for the duration of their post-employment non-compete in monthly installments that are equal to half of the total compensation they received prior to their termination.

We entered into service agreements with our supervisory board members, the terms of which provide for, among other things, compensation as determined by the general meeting from time to time.

Remuneration and Other Benefits to Supervisory Board Members for the Year Ended December 31, 2021

Compensation of Supervisory Board Members

Our supervisory board was first established in 2021. The annual compensation packages for their services as supervisory board members consist of €50,000 for the chairperson, €40,000 for the vice-chairperson and €25,000 for each regular supervisory board member. In addition, for membership in the audit committee, the chairperson receives an annual compensation of €20,000 and each other member an annual compensation of €10,000. For membership in the compensation committee, the chairperson receives an annual compensation of €12,000 and each other member an annual compensation of €6,000. For membership in the nomination and corporate governance committee, the chairperson receives an annual compensation of €8,000 and each other member an annual compensation of €4,000.

The following table sets forth the aggregate compensation and benefits provided to our supervisory board members for their services on the supervisory board in the year ended December 31, 2021 (excluding the restricted stock units (“RSU”) awarded to them, as reflected).

Name	Compensation and benefits (€)
Martina Buchhauser	€9,667
Sebastian Böttger	€7,833
Robert A. Jeffe	€8,500
Johannes Trischler	€4,833

In 2021, we received services from members of the supervisory board (including services from employee representatives on the supervisory board in their capacity as employees of Sono Motors GmbH) in the amount of €11,305.

Share Ownership of Supervisory Board Members

For the year ended December 31, 2021, our supervisory board members did not and currently do not own any shares in the Company.

RSU Ownership of Supervisory Board Members

In addition to the aforementioned cash component, each supervisory board member received a one-time award of RSUs (restricted stock units for common shares in the capital of the Company) under the Company’s long-term incentive plan upon his or her appointment as supervisory board member, starting from the date of the Company’s IPO (November 19, 2021, the grant date), which vests in four equal installments on each relevant anniversary of the grant date, with the fourth installment vesting on the earlier of (a) the fourth anniversary of the grant date or (b) the Company's annual general meeting of shareholders to be held in 2025:

Name	Number of RSUs
Martina Buchhauser	18,785
Robert A. Jeffe	15,028
Sebastian Böttger	15,028
Johannes Trischler	15,028

Employee Participation

Former Virtual Share Programs

We granted virtual shares to all employees under an employee participation program (the “VESP 2017”), which entitled the beneficiaries to monetary benefits in the form of profit participations or a right to participate in Sono Motors GmbH’s exit proceeds in the case of certain predetermined exit events subject to certain conditions. The value of the virtual shares of the employees were derived from a point system based on the relevant employee’s length of employment.

In addition, we granted virtual shares to certain key employees under another employee participation program (the “VESP 2018”), which also entitled such key employees to essentially equivalent monetary benefits, while the value of such key employees’ virtual shares were derived from a percentage defined in the relevant key employee’s employment contract.

In December 2020, the VESP 2017 and VESP 2018 and any virtual shares, awards or other benefits related thereto were terminated with immediate effect based on the conclusion of individual cancellation agreements with all beneficiaries but one.

Long-Term Incentive Plan (LTIP)

In November 2021, in conjunction with the consummation of our IPO, we established a new long-term incentive plan (the “LTIP”) with the purpose of advancing the interests of our shareholders and other stakeholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The LTIP governs issuances of equity and equity-based incentive awards from and after the consummation of our IPO. The maximum number of ordinary shares underlying awards granted pursuant to the LTIP (other than replacement awards under the LTIP) shall not exceed 10% of the Company’s issued share capital from time to time.

The LTIP is, as applicable, administered by (i) the management board, to the extent the administration or operation of the LTIP relates to the grant of awards to a participant who is not a management board member or supervisory board member, as well as any other matter relating to such awards, (ii) the Company’s supervisory board, to the extent the administration or operation of the LTIP relates to the grant of awards to participants who are members of the compensation committee established by the supervisory board, as well as any other matter relating to such awards, or (iii) the compensation committee established by the supervisory board for all other matters relating to the administration or operation of the LTIP (each of these bodies, where appropriate, the “Committee”).

Awards under the LTIP may be granted to our employees, the members of our management board and supervisory board, consultants or other advisors.

Awards under the LTIP may be granted in the form of stock options, stock appreciation rights, shares of restricted stock, restricted stock units, other share-based awards or a combination of the foregoing. The Committee may condition the right of an individual to exercise his or her awards upon the achievement or satisfaction of performance criteria.

The vesting conditions for awards under the LTIP will be determined by the Committee and will be set forth in the applicable award documentation.

In the event of a good leaver’s (as defined in the LTIP) termination of employment or service, all vested awards must be exercised or settled in accordance with their terms within a period specified by the Committee and all unvested awards shall be cancelled automatically without compensation unless otherwise determined by the Committee or set forth in the applicable award documentation. In the event of a bad leaver’s (as defined in the LTIP) termination of employment or service, all vested and unvested awards will be cancelled automatically without compensation.

In the event of a change in control of the Company (as defined in the LTIP) outstanding awards that will be substituted or exchanged for equivalent replacement awards, will be cancelled. If outstanding rewards are not substituted or exchanged for equivalent replacement awards, the awards shall immediately vest and settle in full, unless otherwise decided by the Committee.

Conversion Stock Option Program (CSOP)

In December 2020, against the background of our intention to terminate all relevant benefits under the VESP 2017 and the VESP 2018, we adopted our conversion stock option program under the LTIP (“CSOP”) in order to grant a total of 1,805,100 of stock options each with an exercise price of €0.06 to the former beneficiaries under the VESP 2017 (except for one such beneficiary) and the VESP 2018 as well as one additional beneficiary based on individual grant agreements.

Under the CSOP, the Company granted 1,401,240 fully vested stock options, each with an exercise price of €0.06 and which are not subject to any performance criteria, with effect as of the closing date of our IPO on November 19, 2021 to all but one former beneficiaries (who had not accepted our offer to transfer to the CSOP) under the VESP 2017 as well as the one aforementioned additional beneficiary (the “VESP 2017 Tranche”).

The VESP 2017 Tranche stock options may first be exercised one year after the closing of our IPO, which took place on November 19, 2021, and only in certain windows afterwards and expire four years after the closing of our IPO. In addition, we intend to offer 27,100 fully vested stock options to certain former employees based on essentially equivalent terms as the other stock options that were already granted under the VESP 2017 Tranche.

In addition, the Company granted 403,860 stock options (of which on March 31, 2022, 311,116 stock options were fully vested and 92,744 stock options were not fully vested), each with an exercise price of €0.06 and which are not subject to any performance criteria, with effect as of the closing date of our IPO, which took place on November 19, 2021, to the former beneficiaries under the VESP 2018 (the “VESP 2018 Tranche”). The VESP 2018 Tranche stock options are generally subject to a three-year vesting period with 1/36 of the stock options granted to the relevant beneficiary incrementally vesting for each month of employment of such beneficiary depending on the relevant vesting start date as set out in the relevant individual grant agreement. The then-vested VESP 2018 Tranche stock options may first be exercised one year after the closing of our IPO, which took place on November 19, 2021, and expire four years after the closing of our IPO.

Immediately prior to the pricing of our IPO on November 16, 2021, we issued additional ordinary shares to all of our existing shareholders, replicating the effect of a share split. Each of our existing shareholders received 0.71 additional ordinary shares per common share or high voting share held by them immediately prior to the pricing of our IPO, rounded down to the nearest integer. Our stock options reflect the effect of this issuance of share, as the underlying securities for one stock option changed from one common share to 1.71 ordinary shares, with issuable shares being rounded down to the nearest full integer.

Employee Stock OptionPlan

In 2022, we intend to implement a new employee stock option program (the “ESOP 2022”) under the LTIP to grant stock options to certain employees of the Company or any direct or indirect subsidiary. Under the ESOP 2022, as part of the 10% authorization under the LTIP, stock options may be granted by no later than December 31, 2024. The ESOP 2022 is currently being finalized. The description below sets forth the current plan, which may change in important aspects during finalization.

Stock options under the ESOP 2022 may be granted to our employees, managing directors and other officers, who are not members of our management board or our supervisory board. The exercise price of the stock options, granted to each eligible beneficiary by a separate grant agreement (the “Grant Agreement”) in one or more tranches, shall be €0.06 for each stock option (subject to adjustments in case of certain reorganization measures).

The stock options are not subject to any performance criteria and shall vest in quarterly installments over a one-year vesting period, potentially subject to the condition that a cliff period of eighteen months has expired. In connection with the initial adoption of the ESOP 2022, a grant agreement may set forth for some or all of the stock options granted in 2022, a separate date on which vesting shall start and different cliff and vesting periods, such period not to be less than six months.

Vested stock options may be exercised only during certain trading windows following the publication of our financial results. Each exercised stock option entitles the beneficiary to receive one share against payment of the exercise price. However, in fulfillment of any validly exercised stock options, the Company, at its sole discretion, may instead of the delivery of some or all resulting shares make a cash payment to the beneficiary.

In the event of a good leaver’s (to be defined in the ESOP 2022) termination of employment or service, all vested awards must be exercised or settled in accordance with their terms within a period specified in the ESOP 2022 and all unvested awards shall be cancelled automatically without compensation. In the event of a bad leaver’s (to be defined in the ESOP 2022) termination of employment or service, all vested and unvested awards will be cancelled automatically without compensation.

C.	Board Practices

Committees

Audit Committee

The audit committee, which consists of Robert A. Jeffe, Sebastian Böttger and Martina Buchhauser, assists the supervisory board in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. Robert A. Jeffe serves as chairperson of the committee. In addition, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our supervisory board has determined that all audit committee members satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and that Robert A. Jeffe qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The composition of our audit committee is consistent with the best practice provisions of the DCGC.

The audit committee is governed by a charter, which is posted and accessible on our investor relations website.

Compensation Committee

The compensation committee consists of Sebastian Böttger and Robert A. Jeffe. The compensation committee assists the supervisory board in determining compensation for our executive officers and our management board members and supervisory board members. Sebastian Böttger serves as chairperson of the committee. The composition of our compensation committee is consistent with the best practice provisions of the DCGC.

The compensation committee is governed by a charter, which is posted and accessible on our investor relations website.

Nomination and Corporate Governance Committee

The nomination and corporate governance committee is expected to consist of Martina Buchhauser and Johannes Trischler. The nomination and corporate governance committee will assist our supervisory board in identifying individuals qualified to become our management board members or supervisory board members consistent with criteria established by us, including in our code of business conduct and ethics. Martina Buchhauser serves as chairperson of the committee.

The nominating and corporate committee is governed by a charter, which is posted and accessible on our investor relations website.

D.	Employees

By year-end of 2021, a total of 231 people, with over 33 different nationalities, were employed at Sono Motors, representing an approximate team size increase of 120% over the course of the year. The number of employees increased further to 275, comprised of 34 nationalities as of March 31, 2022. Engineering and development for the Sion and our proprietary solar technology account for over 60% of our workforce. The following table shows the number of employees, by category, as of December 31, 2019, 2020 and 2021:

Year	Groups Sion, Solar and Digital	Market	Finance	HR + Organization	Other	Total
31.12.2019	41	26	4	4	11	86
31.12.2020	52	21	9	5	20	107
31.12.2021	157	23	12	9	30	231

E.	Share Ownership

For information regarding the share ownership of directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to our equity incentive plans, see “Item 6. Director, Senior Management and Employees—B. Compensation—Employee Participation.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of this Annual Report, we have a subscribed capital in the amount of €8,734,658.46, which is divided into 70,577,641 ordinary shares, each with a nominal value of €0.06 and 3,000,000 high voting shares, each with a nominal value of €1.50. Our authorized share capital is €25,200,000, divided into 320,000,000 ordinary shares, each with a nominal value of €0.06, and 4,000,000 high voting shares, each with a nominal value of €1.50. The following table sets forth information, as of March 31, 2022, regarding the beneficial ownership of our ordinary shares and our high voting shares:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares or high voting shares;

●	each management board member and supervisory board member; and

●	all management board members and supervisory board members as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 31, 2022, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Sono Group N.V., Waldmeisterstraße 76, 80935 Munich, Germany.

	Ordinary shares		High voting shares
Name of beneficial owner	Number	Percent	Number	Percent	Combined voting power
5% Shareholders
Marita Hansen(1)	3,929,580	5.57%			2.70%
Matthias Willenbacher(2)	4,475,070	6.34%			3.07%
Members of the supervisory board
Martina Buchhauser
Sebastian Böttger
Robert A. Jeffe
Johannes Trischler
Members of the management board
Laurin Hahn(3)	19,796,053	28.05%	1,578,947	52.63%	40.71%
Jona Christians(3)	17,816,447	25.24%	1,421,053	47.37%	36.64%
Torsten Kiedel(4)
Thomas Hausch(5)
Markus Volmer(6)

(1)

Includes 3,779,100 ordinary shares held by eVentures TNS GmbH and 150,480 ordinary shares held by Felunic KG. Marita Hansen controls the voting and investment decisions of eVentures TNS GmbH and Felunic KG. The address of Marita Hansen, eVentures TNS GmbH and Felunic Vermögensverwaltungs KG is Panoramastrasse 9, 82266 Inning am Ammersee, Germany.

(2)

Includes 3,443,940 ordinary shares held by Matthias Willenbacher and 1,031,130 ordinary shares held by Wi Venture Sono GmbH & Co. KG. Matthias Willenbacher controls the voting and investment decisions of Wi Venture Management GmbH, the general partner of Wi Venture Sono GmbH & Co. KG. The address of Matthias Willenbacher, Wi Venture Management GmbH and Wi Venture Sono GmbH & Co. KG is Schneebergerhof 14, 67813 Gerbach.

(3)	Laurin Hahn and Jona Christians, together with Navina Pernsteiner, gave profit participation rights originally associated with their shares in Sono Motors GmbH and now, after our corporate reorganization, equivalent to 18,399,456, 16,556,510 and 1,839,946 ordinary shares in Sono Group N.V., respectively, to a “community pool” as further described under “Item 3—Regulatory, Legal and Tax Risks and note 4.3.1 Sono Points.
(4)	Torsten Kiedel joined Sono Motors on February 1, 2020 and became a member of our management board immediately prior to the pricing of the IPO.
(5)	Thomas Hausch joined Sono Motors on June 13, 2018 and became a member of our management board immediately prior to the pricing of the IPO.

To our knowledge, other than as provided in the table above, our other filings with the SEC, public disclosure and this Annual Report, there has been no significant change in the percentage ownership held by any other major shareholder since January 1, 2019.

Each holder of our ordinary shares is entitled to one vote per common share and each holder of our high voting shares is entitled to 25 votes per high voting share.

To our knowledge, 2,544,874 ordinary shares, representing 3.61% of our total outstanding ordinary shares, were held by 27 record shareholders with registered addresses in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B.	Related Party Transactions

The following is a description of related party transactions in excess of $120,000 we have entered into since January 1, 2018, with any members of our management or supervisory board, executive officers, nominees or holders of more than 5% of any class of our voting securities.

Relationships with Members of the Management Board and the Supervisory Board

Our management board members entered into service agreements with us as discussed in more detail within the “—B. Compensation—Remuneration and Other Benefits to Management Board Members for the Year Ended December 31, 2021—Service Agreements” section above.

Relationships with Other Related Parties

Some of the key management personnel do participate in the employee participation program. For details on this program, please refer to notes 5.10 Share-based payment and 10.3 Remuneration based on shares (share-based payment) to our consolidated financial statements included in this Annual Report.

In February 2019, Sono Motors GmbH as borrower and Sono Motors Investment UG, at that time an affiliate of Laurin Hahn and Jona Christians, as lender entered into a loan agreement for an aggregate loan amount of €185 thousand and a term until December 31, 2020. The loan bears interest at a fixed interest rate of 4% per annum. The loan amount and any outstanding interest thereon have been repaid in January 2021.

In January 2020, Sono Motors GmbH as borrower and Wi Venture GmbH und Co. KG, an affiliate of our shareholder Matthias Willenbacher, as lender entered into a loan agreement for an aggregate loan amount of €10.0 million and a term until December 31, 2023. The loan amount could have been drawn subject to the satisfaction of certain conditions. Any loan amount outstanding under the agreement bears interest at a fixed rate of 12% per annum and can generally be repaid at any time, in full or in part, before the expiration of the agreement’s term. The loan agreement grants Wi Venture GmbH und Co. KG the right to convert any outstanding loan amount or interest payment under the agreement into shares in Sono Motors GmbH based on a 25% discount on the relevant pre-money valuation, if Sono Motors GmbH implements a capital increase before the repayment of any and all outstanding payment claims of Wi Venture GmbH und Co. KG under the loan agreement. We have not yet drawn any amount under the loan agreement.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” and our audited consolidated financial statements beginning on page F-1.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations.

In February 2022, a former employee filed a claim in court against us. The former employee asserts that the termination of his employment relationship by us was not justified and seeks re-employment. In addition, the former employee informed us that he intends to expand the claims to recover certain benefits, which he claims to have a value of €15 million. We believe these claims to be without merit and will defend ourselves vigorously against these claims.

In the first half of 2021, we decided to change our designated battery supplier. The former supplier believes to be entitled to compensation under its contract with us. In initial discussions, the former supplier proposed an agreement with compensation in the amount of €2 million. In February 2022, the formed supplier increased its request to €15 million. While we believe these claims to be without merit, we are in discussions with the former supplier about potential solutions.

Dividends

We may only make distributions, whether a distribution of profits or of freely distributable reserves, to our shareholders to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus any reserves required by Dutch law or by our articles of association. Under our articles of association, the management board may decide that all or part of the profits are carried to reserves. After reservation by the management board of any profit, any remaining profit will be at the disposal of the general meeting for distribution, subject to restrictions of Dutch law and approval by our supervisory board.

We only make a distribution of dividends to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted. The management board is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting, but only with the approval of the supervisory board.

Dividends and other distributions shall be made payable not later than the date determined by the management board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Our current dividend policy is to retain all available funds and any future earnings to fund the completion of the development of the Sion and the start of its serial production as well as the further development and expansion of our business. If we were to revise this policy relating to a payment of future dividends, such revised policy would, subject to the restrictions described above, depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our management board and supervisory board.

B.	Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no undisclosed significant change since the date of the annual financial statements.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our shares are listed on The Nasdaq Global Market since November 17, 2021 under the symbol “SEV.”

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.2 to this Annual Report and is incorporated by reference into this Annual Report.

C.	Material Contracts

On April 5, 2022, we entered into a binding term sheet (the “Term Sheet”) with Valmet Automotive , a Finnish contract manufacturer. The Term Sheet specifies all substantial parameters regarding the collaboration and the production of our Sion. Valmet Automotive will produce the Sion at its plant in Finland and will provide the capacity to produce up to approximately 257,000 vehicles over a seven-year period. Details will be set out in the contract manufacturing agreement expected to be agreed by June 30, 2022.

Payments. Pursuant to the Term Sheet, we are committed to make investments in the amount of approximately €28 million until June 2022 to cover costs and investments made by Valmet Automotive due to the tight schedule of the envisaged project. Between July 2022 and start of production in the second half of 2023, the Term Sheet provides for investments of €86 million. If we were to use the full capacity, additional investments of €100 million may be required.

Termination Right. Under the Term Sheet, both parties have the option to terminate the Term Sheet at their discretion without liability, subject to certain material breach exceptions. Upon termination, each party’s continuing obligations under the Term Sheet will expire, except for any obligations which by their nature survive the term of the Term Sheet, e.g., confidentiality obligations.

D.	Exchange Controls

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of The Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, albeit those transfers being subject to applicable restrictions under trade and economic sanctions and measures, including those concerning export control, pursuant to EU regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations, applicable anti-money-laundering regulations and similar rules and provided that, under circumstances, such dividends or other distributions must be reported to the Dutch Central Bank for statistical purposes. There are no special restrictions in the articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of The Netherlands to hold or vote shares.

E.	Taxation

The following summary contains a description of Dutch, German and U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of The Netherlands and regulations thereunder, the tax laws of Germany and regulations thereunder and the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change. You should consult your tax advisor regarding the applicable tax consequences to you of investing in our ordinary shares.

Material Dutch Tax Consideration

General

The following is a general summary of certain material Dutch tax consequences of the acquisition, ownership and disposal of our ordinary shares. This summary does not purport to set forth all possible tax considerations or consequences that may be relevant to a holder or prospective holder or our ordinary shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, it should be treated with corresponding caution.

This summary is based on the tax laws of The Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where the summary refers to “The Netherlands” or “Dutch” it refers only to the part of the Kingdom of The Netherlands located in Europe.

This discussion is for general information purposes only and is not Dutch tax advice or a complete description of all Dutch tax consequences relating to the acquisition, ownership and disposal of our ordinary shares. Holders or prospective holders of our ordinary shares should consult their own tax advisor regarding the Dutch tax consequences relating to the acquisition, holding and disposal of our ordinary shares in light of their particular circumstances.

Please note that this section does not set forth the tax considerations for:

●

holders of ordinary shares if such holders have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with such holder’s partner for Dutch income tax purposes, or any relative by blood or marriage in the direct line (including foster children) , directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

●

holders of ordinary shares if the ordinary shares held by such holders qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of 5% or more in our nominal paid-in share capital qualifies as a participation. A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) the company in which the shares are held is a related entity (statutorily defined term);

●

pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) (as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in The Netherlands as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the EU, Norway, Liechtenstein, Iceland or any other state with which The Netherlands has agreed to exchange information in line with international standards; and

●

holders of ordinary shares who are individuals and for whom the ordinary shares or any benefit derived from the ordinary shares are a remuneration or deemed to be a remuneration for (employment) activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001).

Dividend Withholding Tax

Dividends distributed by us generally are subject to Dutch dividend withholding tax at a rate of 15%. Generally, we are responsible for the withholding of such dividend withholding tax at source; the Dutch dividend withholding tax is for the account of the holder of our ordinary shares.

However, as long as we continue to have our place of effective management solely in Germany, and not in The Netherlands, under the double tax treaty between Germany and The Netherlands, we will be considered to be exclusively tax resident in Germany and we will not be required to withhold Dutch dividend withholding tax. This exemption from withholding does not apply to dividends distributed by us to a holder who is resident or deemed to be resident in The Netherlands for Dutch income tax purposes or to holders of ordinary shares that are neither resident nor deemed to be resident of The Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident holder, in which case the following paragraph applies. See also “Item 3. Key Information—D. Risk Factors—Regulatory, Legal and Tax Risks—If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and The Netherlands.”

Dividends distributed by us to individuals and corporate legal entities who are resident or deemed to be resident in The Netherlands for Dutch income tax purposes (“Dutch Resident Individuals” and “Dutch Resident Entities,” as the case may be) or to holders of ordinary shares that are neither resident nor deemed to be resident of The Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident holder are subject to Dutch dividend withholding tax at a rate of 15%.

The expression “dividends distributed” includes, among other things:

●	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

●

liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities, in each case to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for purposes of Dutch dividend withholding tax;

●

an amount equal to the par value of ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a related contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and

●

partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless (i) the general meeting has resolved in advance to make such repayment and (ii) the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association. The term "net profits" includes anticipated profits that have yet to be realized.

Dutch Resident Individuals and Dutch Resident Entities generally are entitled to a credit for any Dutch dividend withholding tax against their Dutch (corporate) income tax liability. For Dutch Resident Entities, the credit in any given year is limited to the amount of corporate income tax payable in respect of the relevant year with an indefinite carry forward of any excess amount. The above generally also applies to holders of ordinary shares that are neither resident nor deemed to be resident of The Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident holder.

Dividend Stripping

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner (uiteindelijk gerechtigde) of the dividend as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place.

The Dutch State Secretary for Finance takes the position that the definition of beneficial owner introduced by this legislation will also be applied in the context of a double taxation convention.

Conditional withholding tax on dividends (as of January 1, 2024)

As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to entities related (gelieerd) to the Company (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:

1.	is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a "Listed Jurisdiction"); or

2.	has a permanent establishment located in a Listed Jurisdiction to which the ordinary shares are attributable; or

3.

holds the ordinary shares for the main purpose or one of the main purposes to avoid taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or

4.

is not considered to be the beneficial owner of the ordinary shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the ordinary shares (a hybrid mismatch); or

5.	is not resident in any jurisdiction (also a hybrid mismatch); or

6.

is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid which is related (gelieerd) to the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021.

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (currently 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (currently 25.8%).

Taxes on Income and Capital Gains

Dutch Resident Entities

Generally speaking, if the holder of ordinary shares is a Dutch Resident Entity, any income derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is subject to Dutch corporate income tax at a rate of 15% with respect to taxable profits up to €395,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2022).

Dutch Resident Individuals

If the holder of ordinary shares is a Dutch Resident Individual, any income derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is subject to Dutch income tax at the progressive rates (with a maximum of 49.50% in 2022), if:

●

the ordinary shares are attributable to an enterprise from which the holder of ordinary shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or

●

the holder of ordinary shares is considered to perform activities with respect to the ordinary shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or otherwise derives benefits from the ordinary shares that are taxable as benefits from miscellaneous activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (i) and (ii) do not apply to a Dutch Resident Individual, the Dutch Resident Individual's net investment assets (rendementsgrondslag) for the year, will be subject to an annual Dutch income tax on a deemed return (with a maximum of 5.53% in 2022) under the regime for savings and investments (inkomen uit sparen en beleggen), insofar the Dutch Resident Individual’s net in-vestment assets for the year exceed a statutory threshold (heffingvrij vermogen).

The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The ordinary shares are included as investment assets. For the net investment assets on January 1, 2022, the deemed return ranges from 1.82% up to 5.53% (depending on the aggregate amount of the net investment assets of the Dutch Resident Individual on January 1, 2022).

The deemed return on the Dutch Resident Individual's net investment assets for the year is taxed at a flat rate of 31% (rate for 2022). Actual income or capital gains realized in respect of the shares are as such not subject to Dutch income tax.

On December 24, 2021, the Dutch Supreme Court ruled that the Dutch income tax levy on savings and investments, in 2017 and 2018, violated the European Convention on Human Rights. The Dutch tax consequences of that ruling are not immediately clear. The new Dutch Government intends to start calculating the taxation on savings and investments on actual returns realized from savings and investments (instead of on a deemed return) starting in 2025. The Dutch Supreme Court ruling could make the Dutch Government move faster on the issue. Prospective investors should carefully consider the tax consequences of this Dutch Supreme Court ruling and consult their own tax adviser about their own tax situation.

Non-residents of The Netherlands

A holder of ordinary shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch (corporate) income tax in respect of income derived or deemed to be derived from the ordinary shares or in respect of any capital gains realized on the disposal or deemed disposal of the ordinary shares, provided that:

●

such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in The Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

●

in the event the holder is an individual, such holder does not carry out any activities in The Netherlands with respect to the ordinary shares that go beyond ordinary asset management and does not otherwise derive benefits from the ordinary shares that are taxable as benefits from miscellaneous activities in The Netherlands.

Gift and Inheritance Taxes

Residents of The Netherlands

Gift or inheritance taxes will arise in The Netherlands with respect to a transfer of ordinary shares by way of a gift by, or on the death of, a holder of such ordinary shares who is resident or deemed resident of The Netherlands at the time of the gift or the holder’s death.

Non-residents of The Netherlands

No gift or inheritance taxes will arise in The Netherlands with respect to a transfer of ordinary shares by way of gift by, or on the death of, a holder of ordinary shares who is neither resident nor deemed to be resident of The Netherlands, unless:

●

in the case of a gift of ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident of The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of The Netherlands; or

●

in the case of a gift of ordinary shares is made under a condition precedent, the holder of the ordinary shares is resident or is deemed to be resident of the Netherlands at the time the condition is fulfilled; or

●	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of The Netherlands.

For purposes of Dutch gift and inheritance taxes, among others, a person that holds the Dutch nationality will be deemed to be resident of The Netherlands if such person has been resident in The Netherlands at any time during the ten (10) years preceding the date of the gift or such person’s death. Additionally, for purposes of Dutch gift tax, among others, a person not holding the Dutch nationality will be deemed to be resident of The Netherlands if such person has been resident in The Netherlands at any time during the twelve (12) months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Value Added Tax (VAT)

No Dutch value-added tax will be payable by a holder of ordinary shares in respect of any payment in consideration for the holding or disposal of the ordinary shares.

Other Taxes and Duties

No Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares in respect of any payment in consideration for the holding or disposal of the ordinary shares.

Material German Tax Considerations

The following section is a summary of the material German tax considerations that become relevant when purchasing, holding or transferring the Company’s shares. The Company expects and intends to have its sole place of management in Germany and, therefore, qualifies as a corporation subject to German unlimited corporate income taxation; however, because a company’s tax residency depends on future facts regarding the location in which the Company is managed and controlled, there is no guarantee as to whether the Company will actually qualify as a corporation subject to German unlimited corporate income taxation and such a scenario in which the company does not qualify as a corporation subject to German unlimited income taxation is not discussed herein. This section does not set forth all German tax aspects that may be relevant for shareholders. The section is based on the German tax law applicable as of the date of this Annual Report. It should be noted that the law may change following the issuance of this Annual Report and that such changes may have retroactive effect.

The material German tax principles of purchasing, owning and transferring of shares are set forth in the following. This section does not purport to be a comprehensive or complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of shares and does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences set forth below. This section does not refer to any U.S. Foreign Account Tax Compliance Act aspects.

Shareholders are advised to consult their own tax advisers with regard to the application of German tax law to their particular situations, in particular with respect to the procedure to be complied with to obtain a (potential) relief of withholding tax on dividends and on capital gains (Kapitalertragsteuer) and with respect to the influence of double tax treaty provisions, as well as any tax consequences arising under the laws of any state, local or other foreign jurisdiction. For German tax purposes, a “shareholder” may include an individual who or an entity that does not have the legal title to the shares, but to whom the shares are nevertheless attributed, based either on such individual or entity owning a beneficial interest in the shares or based on specific statutory provisions.

This section does not constitute particular tax advice. Potential purchasers of the Company’s shares are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of shares in light of their particular circumstances.

Dividends Tax

Withholding Tax on Dividends

Dividends distributed from a company to its shareholders are subject to withholding tax, subject to certain exemptions (for example, repayments of capital from the tax equity account (steuerliches Einlagekonto)), as described in the following. The withholding tax rate is 25% plus 5.5% solidarity surcharge (Solidaritätszuschlag) thereon (in total 26.375%) and, if applicable, church tax (Kirchensteuer) of the gross dividend approved by the ordinary shareholders’ meeting. Withholding tax is to be withheld and passed on for the account of the shareholders by a domestic branch of a domestic or foreign credit or financial services institution (Kredit- und Finanzdienstleistungsinstitut), by the domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps and administers the shares and disburses or credits the dividends or disburses the dividends to a foreign agent, or by the securities custodian bank (Wertpapiersammelbank) to which the shares were entrusted for collective custody if the dividends are distributed to a foreign agent by such securities custodian bank (which is referred to as the “Dividend Paying Agent”). In case the shares are not held in collective deposit with a Dividend Paying Agent, the company is responsible for withholding and remitting the tax to the competent tax office.

Such withholding tax is levied and withheld irrespective of whether and to what extent the dividend distribution is taxable at the level of the shareholder and whether the shareholder is a person residing in Germany or in a foreign country.

In the case of dividends distributed to a parent company within the meaning of Art. 3 of the amended EU Directive 2011/96/EU of the Council of November 30, 2011 (the “EU Parent Subsidiary Directive”) domiciled in another member state of the EU, an exemption from withholding tax will be granted upon request if further prerequisites are satisfied (Freistellung im Steuerabzugsverfahren). This also applies to dividends distributed to a permanent establishment located in another member state of the EU of such a parent company or of a parent company tax resident in Germany if the participation in the company is attributable to this permanent establishment. The key prerequisite for the application of the EU Parent Subsidiary Directive is that the shareholder has held a direct participation in the share capital of the company of at least 10% for at least twelve months. If such twelve months period is only completed after the receipt of the dividends, an exemption is not possible based on the EU Parent Subsidiary Directive. Rather, only a refund of withholding tax might be possible, subject to further prerequisites.

The withholding tax on distributions to other foreign resident shareholders might be reduced fully or partly in accordance with a double taxation treaty if Germany has concluded such double taxation treaty with the country of residence of the shareholder and if the shareholder does not hold his shares either as part of the assets of a permanent establishment or a fixed place of business in Germany or as business assets for which a permanent representative has been appointed in Germany. If the requirements for such a reduction are fulfilled, the reduction of the withholding tax would procedurally be granted in such a manner that the difference between the total amount withheld, including the solidarity surcharge, and the tax liability determined on the basis of the tax rate set forth in the applicable double taxation treaty (generally 15% unless further qualifications are met) is refunded by the German tax administration upon request (Federal Central Office for Taxes (Bundeszentralamt für Steuern), main office in Bonn-Beuel, An der Küppe 1, 53225 Bonn, Germany) subject to the treaty and German anti-abuse rules.

In the case of dividends received by corporations whose statutory seat and effective place of management are not located in Germany and who are therefore not tax resident in Germany, two-fifths of the withholding tax deducted and remitted are refunded without the need to fulfill all prerequisites required for such refund under the EU Parent Subsidiary Directive or under a double taxation treaty or if no double taxation treaty has been concluded with the state of residence of the shareholder.

In order to receive a refund pursuant to a double taxation treaty or the aforementioned option for foreign corporations, the shareholder has to submit a completed form for refund (available at the Federal Central Office for Taxes (http://www.bzst.de) as well as at the German embassies and consulates) together with a withholding tax certificate (Kapitalertragsteuerbescheinigung) issued by the institution that withheld the tax.

The exemption from withholding tax in accordance with the EU Parent Subsidiary Directive or a double tax treaty and the aforementioned options for a refund of the withholding tax (with or without protection under a double taxation treaty) depend on whether certain additional prerequisites (in particular so-called substance requirements) are fulfilled. The applicable withholding tax relief will only be granted if the preconditions of the German anti avoidance rules (so called Directive Override or Treaty Override), in particular Section 50d, paragraph 3, German Income Tax Act (Einkommensteuergesetz) in its current version upon receipt of the dividends are fulfilled. In addition, e. g. Article 28 of the Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to certain other Taxes of August 29, 1989 in the amended version of June 4, 2008 (Bundesgesetzblatt II 2008, p. 611) provides for further prerequisites that need to be fulfilled in the case of a shareholder who is resident of the United States. Other treaties might provide for additional requirements.

The aforementioned reductions of (or exemptions from) withholding tax are further restricted if (i) the applicable double taxation treaty provides for a tax reduction resulting in an applicable tax rate of less than 15% and (ii) the shareholder is not a corporation that directly holds at least 10% in the equity capital of the distributing company and is subject to tax on its income and profits in its state of residence without being exempt. In this case, the reduction of (or exemption from) withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in the distributing company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the shares in the distributing company during the minimum holding period without being directly or indirectly hedged and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties. However, these further prerequisites do not apply if the shareholder has been the beneficial owner of the shares in the distributing company for at least one uninterrupted year upon receipt of the dividends.

For individual or corporate shareholders tax resident outside Germany not holding the shares through a permanent establishment (Betriebsstätte) in Germany or as business assets (Betriebsvermögen) for which a permanent representative (ständiger Vertreter) has been appointed in Germany, any non-refundable part of any paid withholding tax (if any) is final (i.e., not creditable or otherwise refundable in respect of such shareholder’s income tax liability) and settles the shareholder’s limited tax liability in Germany. For individual or corporate shareholders tax resident in Germany (that are, for example, shareholders whose residence, domicile, registered office or place of management is located in Germany) holding their shares as business assets, as well as for shareholders tax resident outside of Germany holding their shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the withholding tax withheld (including solidarity surcharge) can be credited against the shareholder’s personal income tax or corporate income tax liability in Germany. Any withholding tax (including solidarity surcharge) in excess of such tax liability is refunded. For individual shareholders tax resident in Germany holding the company’s shares as private assets, the withholding tax is generally a final tax (Abgeltungsteuer).

Pursuant to special rules on the restriction of the aforementioned withholding tax credit, the credit of withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in the distributing company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the shares in the distributing company during the minimum holding period without being directly or indirectly hedged and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties. Absent the fulfillment of all of the three prerequisites, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant assessment period. A shareholder that has received gross dividends without any deduction of withholding tax in particular due to a tax exemption or to whom a withholding tax deduction has been refunded without qualifying for a full tax credit has to notify the competent local tax office accordingly, has to file withholding tax returns subject to specific filing requirements and has to make a payment in the amount of 15% withholding tax. The special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the shares in the company for at least one uninterrupted year upon receipt of the dividends.

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s Shares as Private Assets

For individual shareholders (individuals) resident in Germany holding the Company’s shares as private assets, dividends are subject to a flat tax rate which is satisfied by the withholding tax actually withheld (Abgeltungsteuer). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon (in total 26.375%) and church tax (Kirchensteuer) in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). Except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €801 (for individual filers) or up to €1,602 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.

The income tax owed for the dividend income is satisfied by the withholding tax withheld by the Dividend Paying Agent. However, if the flat tax results in a higher tax burden as opposed to the private shareholder’s individual tax rate, the private shareholder can opt for taxation at his individual personal income tax rate. In that case, the final withholding tax will be credited against the income tax. However, pursuant to the German tax authorities and a court ruling, private shareholders are nevertheless not entitled to deduct expenses incurred in connection with the capital investment from their income. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly, and married couples as well as partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.

Exceptions from the flat tax rate (satisfied by withholding at source) (Abgeltungsteuer) may apply - that is, only upon application - for shareholders who have a shareholding of at least 25% in the company and for shareholders who have a shareholding of at least 1% in the company and work for a company in a professional capacity through which the shareholder can exert significant entrepreneurial influence on the Company’s economic activity. In such a case, the same rules apply as for sole proprietors holding the shares as business assets. See “—Taxation of dividend income of shareholders tax resident in Germany holding the Company’s shares as business assets—Sole proprietors.”

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s Shares as Business Assets

If a shareholder holds the company’s shares as business assets, the taxation of the dividend income depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership.

Corporations

Dividend income of corporate shareholders is exempt from corporate income tax, provided that the incorporated entity holds a direct participation of at least 10% in the share capital of a company at the beginning of the calendar year in which the dividends are paid. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of the company which a corporate shareholder holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to such corporate shareholder only on a pro rata basis at the ratio of the interest share of the corporate shareholder in the assets of the relevant partnership. However, 5% of the tax-exempt dividends are deemed to be non-deductible business expenses for tax purposes and therefore are subject to corporate income tax (plus solidarity surcharge) and trade tax, i.e., tax exemption of 95%. Business expenses incurred in connection with the dividends received are generally entirely tax-deductible.

For trade tax purposes the entire dividend income is subject to trade tax (i.e., the tax-exempt dividends must be added back when determining the trade taxable income), unless the corporation shareholder holds at least 15% of the company’s registered share capital at the beginning of the relevant tax assessment period (Erhebungszeitraum). In case of an indirect participation via a partnership please refer to the section “Partnerships” below.

If the shareholding is below 10% in the share capital, dividends are taxable at the applicable corporate income tax rate of 15% plus 5.5% solidarity surcharge thereon and trade tax (the rate of which depends on the municipalities the corporate shareholder resides in).

Special regulations apply which abolish the 95% tax exemption if the company’s shares are held as trading portfolio assets in the meaning of Section 340e of the German commercial code (Handelsgesetzbuch) by (i) a credit institution (Kreditinstitut) or (ii) a securities institution (Wertpapierinstitut) or (iii) a financial service institution (Finanzdienstleistungsinstitut). The 95% tax exemption is also abolished if the company’s shares have to be shown as current assets at the time of acquisition by a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz), in case more than 50% of the shares of such financial enterprise are held directly or indirectly by a credit institution or a securities institution or a financial service institution, as well as if the company’s shares are held by a life insurance company, a health insurance company or a pension fund in case the shares are attributable to the capital investments, resulting in fully taxable income.

Sole Proprietors

For sole proprietors (individuals) resident in Germany holding shares as business assets dividends are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the dividend income will be taxed at his/her individual personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, the dividend income is entirely subject to trade tax if the shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz), unless the shareholder holds at least 15% of the company’s registered share capital at the beginning of the relevant tax assessment period. The trade tax levied is generally eligible for credit against the shareholder’s personal income tax liability based on the applicable municipal trade tax rate (but limited to a maximum rate) and the individual tax situation of the shareholder.

Partnerships

In case shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax. In this regard, corporate income tax or personal income tax (and church tax, if applicable) as well as solidarity surcharge, are levied only at the level of the partner with respect to their relevant part of the profit and depending on their individual circumstances.

If the partner is a corporation, the dividend income will be subject to corporate income tax plus solidarity surcharge. See “—Corporations.”

If the partner is an individual, the dividend income will be subject to the partial income rule. See “—Sole Proprietors.”

The dividend income is subject to trade tax at the level of the partnership (provided that the partnership is liable to trade tax), unless the partnership holds at least 15% of a company’s registered share capital at the beginning of the relevant assessment period, in which case the dividend income is exempt from trade tax. There are no explicit statutory provisions concerning the taxation of dividends with regard to a corporate shareholder of the partnership. However, trade tax should be levied on 5% of the dividends to the extent they are attributable to the shares of such corporate partners to whom at least 10% of the shares of the company are attributable on a look-through basis, since such portion of the dividends should be deemed to be non-deductible business expenses.

If a partner is an individual, depending on the applicable municipal trade tax rate and the individual tax situation, the trade tax paid at the level of the partnership is generally partly or entirely be credited against the partner’s personal income tax liability, if further prerequisites are satisfied.

Special regulations apply if the shares are held as trading portfolio assets by a partnership that qualifies as a credit institution, a securities institution, a financial service institution or a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz). In that case the partial income rule (Teileinkünfteverfahren) is not applicable.

In case of a corporation being a partner, special regulations apply with respect to trading portfolio assets of credit institutions, securities institutions, financial service institutions or financial enterprises within the meaning of the German Banking Act (Kreditwesengesetz) or life insurance companies, health insurance companies or pension funds. See “—Corporations.”

The actual trade tax charge, if any, at the level of the partnership depends on the shareholding quota of the partnership and the nature of the partners (e.g., individual or corporation).

Taxation of Dividend Income of Shareholders Tax Resident Outside of Germany

For foreign individual or corporate shareholders tax resident outside of Germany not holding the shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the deducted withholding tax (possibly reduced by way of a tax relief under a double tax treaty or domestic tax law, such as in connection with the EU Parent Subsidiary Directive) is final (that is, not refundable) and settles the shareholder’s limited tax liability in Germany, unless the shareholder is entitled to apply for a withholding tax refund or exemption.

In contrast, individual or corporate shareholders tax resident outside of Germany holding the company’s shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany are subject to the same rules as applicable (and described above) to shareholders resident in Germany holding the shares as business assets. The withholding tax withheld (including solidarity surcharge) is credited against the shareholder’s personal income tax or corporate income tax liability in Germany.

Taxation of Capital Gains

Withholding tax on capital gains

Capital gains realized on the disposal of shares are subject to withholding tax if a German branch of a German or foreign credit or financial institution, a German securities trading company or a German securities trading bank stores or administrates or carries out the sale of the shares and pays or credits the capital gains. In those cases, the institution (and not the company) is required to deduct the withholding tax at the time of payment for the account of the shareholder and has to pay the withholding tax to the competent tax authority. In case the shares are held (i) as business assets by a sole proprietor, a partnership or a corporation and such shares are attributable to a German business or (ii) in case of a corporation being subject to unlimited corporate income tax liability in Germany, the capital gains are not subject to withholding tax. In case of clause (i), the withholding tax exemption is subject to the condition that the paying agent has been notified by the beneficiary (Gläubiger) that the capital gains are exempt from withholding tax. The respective notification has to be filed by using the officially prescribed form.

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding Shares as Private Assets

For individual shareholders (individuals) resident in Germany holding shares as private assets, capital gains realized on the disposal of shares are subject to final withholding tax. Accordingly, capital gains will be taxed at a flat tax rate of 25% plus a 5.5% solidarity surcharge thereon (in total 26.375%) and church tax, in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Central Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the shares and the expenses directly related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €801 (for individual filers) or up to €1,602 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.

In case the flat tax results in a higher tax burden as opposed to the private shareholder’s individual tax rate, the private shareholder can opt for taxation at his or her individual personal income tax rate. In that case, the withholding tax (including solidarity surcharge) withheld will be credited against the income tax. However, pursuant to the German tax authorities and case law the private shareholders are nevertheless not entitled to deduct expenses incurred in connection with the capital investment from their income. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly, and married couples as well as for partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.

Capital losses arising from the sale of the shares can only be offset against other capital gains resulting from the disposition of the shares or shares in other stock corporations during the same calendar year. Offsetting of overall losses with other income (such as business or rental income) and other capital income is not possible. Such losses are to be carried forward and to be offset against positive capital gains deriving from the sale of shares in stock corporations in future years. In case of a derecognition or transfer of worthless shares (or other capital assets), the utilization of such loss is further restricted and can only be offset up to the amount of EUR 20,000 per calendar year.

The final withholding tax would not apply if the seller of the shares or, in the case of gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the company’s registered share capital at any time during the five years prior to the disposal. In that case capital gains are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the capital gains would be taxed at his/her individual personal income tax rate plus a 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the capital gains are deductible for tax purposes. The withholding tax withheld (including solidarity surcharge) would be credited against the shareholder’s personal income tax liability in Germany.

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding the Company’s Shares as Business Assets

If a shareholder holds shares as business assets, the taxation of capital gains realized on the disposal of such shares depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership:

Corporations

Capital gains realized on the disposal of shares by a corporate shareholder are generally exempt from corporate income tax and trade tax. However, 5% of the tax-exempt capital gains are deemed to be non-deductible business expenses for tax purposes and therefore are subject to corporate income tax (plus solidarity surcharge) and trade tax, i.e., tax exemption of 95%. Business expenses incurred in connection with the capital gains are entirely tax-deductible.

Capital losses incurred upon the disposal of shares or other impairments of the share value are not tax-deductible.

Special regulations apply if the shares are held as trading portfolio assets by a credit institution, a securities institution, a financial service institution or a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz) as well as by a life insurance company, a health insurance company or a pension fund. See “—Taxation of dividend income of shareholders tax resident in Germany holding the Company’s shares as business assets—Corporations.”

Sole Proprietors

If the shares are held by a sole proprietor, capital gains realized on the disposal of the shares are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the capital gains will be taxed at his/her individual personal income tax rate plus a 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the capital gains are deductible for tax purposes. In addition, 60% of the capital gains are subject to trade tax if the shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz). The trade tax levied, depending on the applicable municipal trade tax rate and the individual tax situation, is generally partly or entirely credited (but limited to a maximum rate) against the shareholder’s personal income tax liability.

Partnerships

In case the shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax as well as a solidarity surcharge (and church tax) since partnerships qualify as transparent for German tax purposes. In this regard, corporate income tax or personal income tax as well as a solidarity surcharge (and church tax, if applicable), are levied only at the level of the partner with respect to their relevant part of the profit and depending on their individual circumstances.

If the partner is a corporation, the capital gains will be subject to corporate income tax plus a solidarity surcharge at the level of the partner. See “—Corporations.” Trade tax will be levied at the level of the partnership. With respect to both corporate income and trade tax, the 95% exemption rule as described above applies.

If the partner is an individual, the capital gains are subject to the partial income rule. See “—Sole Proprietors.”

In addition, if the partnership is liable to trade tax, 60% of the capital gains are subject to trade tax at the level of the partnership, to the extent the partners are individuals, and 5% of the capital gains are subject to trade tax, to the extent the partners are corporations. However, if a partner is an individual, depending on the applicable municipal trade tax rate and the individual tax situation, the trade tax paid at the level of the partnership is generally partly or entirely credited against the partner’s personal income tax liability (but limited to a maximum rate), if further prerequisites are satisfied.

Special regulations apply if the shares are held as trading portfolio assets by a partnership that qualifies as a credit institution, a securities institution, a financial service institution or a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz). In that case the partial income rule (Teileinkünfteverfahren) is not applicable.

With regard to corporate partners, special regulations apply if they are held as trading portfolio assets by credit institutions, securities institutions, financial service institutions or financial enterprises within the meaning of the German Banking Act or life insurance companies, health insurance companies or pension funds, as described above.

Taxation of Capital Gains Realized by Shareholders Tax Resident Outside of Germany

Capital gains realized on the disposal of the shares by a shareholder tax resident outside of Germany are subject to German taxation provided that (i) the company’s shares are held as business assets of a permanent establishment or as business assets for which a permanent representative has been appointed in Germany, or (ii) the shareholder or, in case of a gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the company’s shares capital at any time during a five-year period prior to the disposal. In these cases, capital gains are generally subject to the same rules as described above for shareholders resident in Germany. However, in case the shares held by a non-German tax resident corporation are not attributable to a German permanent establishment or permanent representative, the 5% taxation (see “—Taxation of capital gains realized by shareholders tax resident in Germany holding the company’s shares as business assets”) as a consequence of deemed non-deductible business expenses shall not apply to such non- German tax resident shareholders and such capital gains are consequently fully exempt from German corporate income and trade tax.

However, except for the cases referred to in clause (i) above, some of the double tax treaties concluded with Germany provide for a full exemption from German taxation.

Inheritance and Gift Tax

The transfer of the shares in Sono Group N.V. to another person by way of succession or donation is subject to German inheritance and gift tax (Erbschaft- und Schenkungsteuer) if:

(i)

the decedent, the donor, the heir, the donee or any other beneficiary has his/her/its residence, domicile, registered office or place of management in Germany at the time of the transfer, or is a German citizen who has not stayed abroad for more than five consecutive years without having a residence in Germany, or is a non-resident German citizen employed by a legal entity organized under German public law or is a dependent having German citizenship and living in the household of such citizen, if further prerequisites are satisfied; or

(ii)

irrespective of the personal circumstances the shares are held by the decedent or donor as business assets for which a permanent establishment in Germany is maintained or a permanent representative is appointed in Germany; or

(iii)

irrespective of the personal circumstances at least 10% of the shares are held, directly or indirectly by the decedent or donor, himself or together with a related party in terms of Section 1 para. 2 Foreign Tax Act (Außensteuergesetz).

Special regulations apply to qualified German citizens who maintain neither a residence nor their domicile in Germany but in a low tax jurisdiction, and to former German citizens, also resulting in inheritance and gift tax provided that certain conditions are met. The few double tax treaties on inheritance and gift tax which Germany has entered seek to prevent or mitigate a double taxation.

Abolishment of Solidarity Surcharge

The solidarity surcharge (Solidaritätszuschlag) has been partially abolished as of the assessment period 2021 for certain individuals. The solidarity surcharge shall, however, continue to apply for capital investment and, thus, on withholding taxes levied. In addition, the solidarity surcharge continues to apply to corporations.

Other Taxes

No German capital transfer tax (Kapitalverkehrsteuer), value-added tax (Umsatzsteuer), stamp duty (Stempelgebühr) or similar taxes are levied when acquiring, holding or transferring shares in a company. No value-added tax will be levied unless the shareholder validly opts for it. Net wealth tax (Vermögensteuer) is currently not levied in Germany.

On January 22, 2013, the Council of the EU approved the resolution of the ministers of finance from 11 EU member states (including Germany) to introduce a Financial Transaction Tax (“FTT”) within the framework of enhanced cooperation. On February 14, 2013, the European Commission published a proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax. The plan focuses on levying a tax of 0.1% (0.01% for derivatives) on the purchase and sale of financial instruments.

On December 9, 2019, the German Federal Finance Minister announced another proposal for a directive for a financial transaction tax by way of an enhanced cooperation mechanism with 9 other participating EU member states (“New FTT”). Such proposal was revised again in April 2020. In addition, the German Federal Finance Ministry further prepared the implementation of the FTT or the New FTT by the creation of a new department (Referat) within the German Federal Finance Ministry. Such new department is referred to as “Finanztransaktionssteuer” (financial transaction tax).

In February 2021, the Portuguese Presidency of the Council of the EU proposed an inclusive discussion among all EU member states on tax design issues of the FTT at EU level.

The FTT and the New FTT proposal remain subject to negotiation between the participating EU member states and are subject to political discussion. They may, therefore, be altered prior to the implementation, the timing of which remains unclear. Additional EU member states may decide to participate.

Prospective holders of the shares are advised to seek their own professional advice in relation to FTT.

U.S. Federal Income Tax Considerations

This section describes United States federal income tax considerations generally applicable to owning ordinary shares. It applies to you only if you are a U.S. holder, as defined below, and you hold your ordinary shares as capital assets for tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

●	a broker or dealer in securities,

●	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

●	a tax-exempt organization or governmental organization,

●	a tax-qualified retirement plan,

●	a bank, insurance company or other financial institution,

●	a real estate investment trust or regulated investment company,

●	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

●	a person that holds ordinary shares as part of a straddle or a hedging or conversion transaction,

●	a person that purchases or sells ordinary shares as part of a wash sale for tax purposes,

●	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar,

●	a U.S. expatriate or former citizen or long-term resident of the United States,

●	a corporation that accumulates earnings to avoid U.S. federal income tax,

●	an S corporation, partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes (and investors therein), or

●	a person deemed to sell ordinary shares under the constructive sale provisions of the Internal Revenue Code of 1986.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the United States of American and Germany (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the ordinary shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ordinary shares.

You are a U.S. holder if you are a beneficial owner of ordinary shares and you are, for United States federal income tax purposes:

●	a citizen or resident of the United States,

●	a domestic corporation,

●	an estate whose income is subject to United States federal income tax regardless of its source, or

●

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of shares and ordinary shares in your particular circumstances.

Except as described below under “PFIC Rules,” this discussion assumes that we are not, and will not become, a PFIC for United States federal income tax purposes.

Dividends

If you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and other requirements are met. Dividends we pay with respect to the ordinary shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the ordinary shares are readily tradable on an established securities market in the United States. Our ordinary shares are listed on The Nasdaq Global Market and we therefore expect that dividends will be qualified dividend income.

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the German tax withheld in accordance with the Treaty and paid over to Germany will be creditable or deductible against your United States federal income tax liability. However, under recently finalized Treasury regulations, it is possible that such withholding taxes will not be creditable unless you are eligible to claim the benefits of the Treaty and elect to apply the Treaty.  Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability. See “—Material German Tax Considerations—Dividends Tax—Withholding Tax on Dividends,” above, for the procedures for obtaining a tax refund.

Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. However, if (a) we are 50% or more owned, by vote or value, by United States persons and (b) at least 10% of our earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, the United States source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the United States for such taxable year, divided by the total amount of our earnings and profits for such taxable year.

Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of your ordinary shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We believe that the ordinary shares should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for our ordinary shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our ordinary shares.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ordinary shares:

●	at least 75% of our gross income for the taxable year is passive income, or

●	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will generally be subject to special rules with respect to:

●	any gain you realize on the sale or other disposition of your ordinary shares and

●

any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the ordinary shares begins, that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares during the three preceding taxable years or, if shorter, your holding period for the ordinary shares that preceded the taxable year in which you receive the distribution).

Under these rules:

●	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares,

●

the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,

●	the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If we are a PFIC in a taxable year and our ordinary shares are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your ordinary shares. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares at the end of the taxable year over your adjusted basis in your ordinary shares. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain that you recognize on the sale or other disposition of your ordinary shares would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss.

Because we do not intend to provide the information necessary for a U.S. holder to comply with the requirements of a “qualified electing fund” election, such election will not be available to you with respect to your ordinary shares.

Your ordinary shares will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ordinary shares, even if we are not currently a PFIC.

In addition, notwithstanding any election you make with regard to the ordinary shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, you generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or you otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC.

If you own ordinary shares during any year that we are a PFIC with respect to you, you may be required to file U.S. Internal Revenue Service (“IRS”) Form 8621.

Shareholder Reporting

A U.S. holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to contact their tax advisors regarding these filing requirements.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.sonogroup.com. The information contained on our website is not incorporated by reference in this Annual Report and our website address is included in this Annual Report as an inactive textual reference only.

Statements contained in this Annual Report regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the Annual Report, each of these statements is qualified in all respects by the provisions of the actual contract or other documents.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see note 9.1 to the consolidated financial statements included in this Annual Report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Not applicable.

Part II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Securities Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-260432) (the “F-1 Registration Statement”) in relation to our IPO of 10,000,000 ordinary shares at an initial offering price of US$15.00 per common share. Our IPO closed in November 2021. Berenberg Capital Markets, LLC and Craig-Hallum Capital Group LLC were the underwriters for our IPO.

The F-1 Registration Statement was declared effective by the SEC on November 16, 2021. For the period from the effective date of the F-1 Registration Statement to December 31, 2021, the total expenses incurred for our company’s account in connection with our IPO were approximately US$16.3 million, which included approximately US$12.1 million in underwriting discounts and commissions for the IPO and approximately US$4.3 million in other costs and expenses for our IPO. Including the ordinary shares sold upon the exercise of the over-allotment option by our underwriters, we offered and sold an aggregate of 11,500,000 ordinary shares at an IPO price of US$15.00 per common share. We received approximately US$156.1 million in net proceeds from our IPO, after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on November 18, 2021 pursuant to Rule 424(b).

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, including our CEO’s and our CFO, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2021. Based on that evaluation, our CEO and CFO concluded that, as a result of the material weaknesses in our internal control over financial reporting as described below, as of December 31, 2021, our disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was being recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information was being communicated to our management, including our CEO and CFO, as appropriate, to allow for timely decisions regarding the required disclosures under the Exchange Act. Notwithstanding the identified material weaknesses, the CEO and CFO have concluded that the consolidated financial statements in this Annual Report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Identified Material Weaknesses

In connection with the audits of our consolidated financial statements for the years ended December 31, 2019, 2020 and 2021, we identified multiple material weaknesses in our internal control over financial reporting, which were, with respect to these material weaknesses identified in connection with the audits of our consolidated financial statements for the years ended December 31, 2019 and 2020, previously reported in our Registration Statement on Form F-1 (No. 333-260432) filed on November 8, 2021. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that were identified relate to (i) a lack of consistent and proper application of accounting processes and procedures; (ii) the design and operating effectiveness of information technology general controls for information systems that are significant to the preparation of our consolidated financial statements; (iii) a lack of review and supervision; (iv) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience; and (v) clearly defined control processes, roles and segregation of duties within our finance and accounting functions.

Remediation Activities

We have taken measures and plan to continue to take measures to remedy such material weaknesses. These remedial measures include centralizing and increasing controls around access control, hiring additional employees with experience in public company accounting, taking steps to improve our controls and procedures including incorporating automated and software-based accounting tools, engaging third parties to support our internal resources related to accounting and internal controls, implementing additional internal training for our accounting and finance teams and investing in our finance IT systems.

B.	Management's Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

D.	Changes in Internal Control over Financial Reporting

Except as described above, there were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of business conduct and ethics, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our management board members, supervisory board members and employees. Upon the closing of our IPO, the full text of the code of conduct was made available on our website at https://www.ir.sonomotors.com/de. The information and other content appearing on our website are not part of this Annual Report.

In addition, we are in the process of implementing a compliance management policy which describes the compliance management system implemented at Sono Motors GmbH, which is designed to ensure compliance with all legal requirements, while at the same time implementing high ethical standards that are mandatory for both management and each employee. The overall responsibility for the compliance management system lies with the compliance circle, which includes members of our management board, which reports regularly to the audit committee. In the performance of its compliance responsibilities, the management board has delegated the corresponding tasks to various functions at Sono Motors GmbH.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements have been prepared in accordance with IFRS as issued by the IASB and are audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (“PwC”), has acted as our independent registered public accounting firm registered with the Public Company Accounting Oversight Board in the United States.

PwC has served as our independent registered public accounting firm for each of the three years ended December 31, 2019, 2020 and 2021, for which audited financial statements appear in this Annual Report.

Audit Fees

PwC billed us approximately €2.3 million and €1.7 million for audit services for fiscal 2021 and 2020, respectively, including fees associated with the annual audit, consultations on various accounting issues, performance of local statutory audits and comfort letters and review of offering documents filed with the SEC.

Audit-Related Fees

None.

Tax Fees

None.

All Other Fees

PwC billed us approximately nil and €0.028 million for services other than those categorized in “—Audit Fees”, as described above for fiscal 2021 and 2020, respectively.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies generally provide that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2021, our Audit Committee approved all of the services provided by PwC.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a “foreign private issuer”, as defined by the SEC, we are permitted to rely on home country governance requirements and certain exemptions thereunder rather than on the corporate governance requirements of Nasdaq. For example, in accordance with Dutch law and generally accepted business practices, our articles of association currently do not provide quorum requirements generally applicable to general meetings. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares. Although we must provide shareholders with an agenda and other relevant documents for the general meeting, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in The Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires, among other things, an issuer to have a compensation committee that consists entirely of independent directors, Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations, and Nasdaq Listing Rule 5605(b)(1), which requires an issuer to have a majority of independent directors on its board. In addition, we have opted out of shareholder approval requirements, as included in the Nasdaq Listing Rules, for the issuance of securities in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of our Company and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18. Financial Statements.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.

ITEM 19.	EXHIBITS.

Exhibits	Description
1.1

Articles of Association of Sono Group N.V. (translated into English) (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed with the SEC on November 8, 2021

1.2

Form of internal rules of the Management Board of Sono Group N.V. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed with the SEC on November 8, 2021

1.3

Form of internal rules of the Supervisory Board of Sono Group N.V. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed with the SEC on November 8, 2021

2.1	Form of Registration Rights Agreement (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed with the SEC on November 8, 2021
2.2*	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 as of December 31, 2020
4.1*	Contract Manufacturing Phase 1 Agreement: Binding Term Sheet between Sono Motors GmbH and Valmet Automotive Inc., dated April 4, 2022†
4.2

Form of Long-Term Incentive Plan of Sono Group N.V. (incorporated herein by reference to Exhibit 10.1 of the Company's Registration Statement on Form F-1 (File No. 333-260432) filed on October 22, 2021)

4.3	Conversion Stock Option Program 2020 (incorporated herein by reference to Exhibit 10.2 of the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed on October 22, 2021)
4.4	Form of Indemnification Agreement between Sono Group N.V. and members of the management board (incorporated herein by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed on October 22, 2021)
4.5	Form of Indemnification Agreement between Sono Group N.V. and members of the supervisory board (incorporated herein by reference to Exhibit 10.4 of the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed on October 22, 2021)
8.1	List of Significant Subsidiaries (incorporated herein by reference to Exhibit 21.1 of the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed on October 22, 2021)
12.1*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Co-CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Co-CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Schema Documents
101.CAL	Inline XBRL Calculation Linkbase Document
101.LAB	Inline XBRL Label Linkbase Document
101.PRE	Inline XBRL Presentation Linkbase Document
101.DEF	Inline XBRL Definition Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

___________________

*	Filed herewith.
**	Furnished herewith
†	Certain information has been omitted in accordance with Instruction 4 to Item 19 of Form 20-F.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONO GROUP N.V.

By:	/s/ Laurin Hahn
	Name:	Laurin Hahn
	Title:	Chief Executive Officer and Member of the Management Board

By:	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

Date: April 19, 2022

SONO GROUP N.V.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2021, AND 2020 AND FOR EACH OF THE

THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of Sono Group N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sono Group N.V. and its subsidiary (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4.13.1 to the consolidated financial statements, the Company has incurred recurring losses since inception, expects to continue to generate operating losses for the foreseeable future and is dependent on additional financing to continue its development activities, commence serial production and meet repayment obligations for its advance payments received from customers and other financial obligations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4.13.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Munich, Germany

April 19, 2022

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/Alexander Fiedler	/s/ ppa. Sylvia Eichler
Wirtschaftsprüfer	Wirtschaftsprüferin
(German Public Auditor)	(German Public Auditor)

We have served as the Company's auditor since 2020.

Consolidated Financial Statements
as of
December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021

In accordance with

International Financial Reporting Standards

(IFRS, as issued by IASB)

Sono Group N.V.

Consolidated Statements of Income (loss) and
Statements of Comprehensive Income (loss)

	Note	2021	2020	2019
		kEUR	kEUR	kEUR

Revenue	6.1	16	-	-
Cost of sales	6.1	(58)	-	-
Gross loss		(42)	-	-
Cost of research and development	6.2	(40,609)	(30,469)	(4,937)
Selling and distribution expenses	6.3	(3,220)	(9,100)	(2,135)
General and administrative expenses	6.4	(15,094)	(14,404)	(2,417)
Other operating income/expenses	6.6	(183)	(15)	220
Impairment losses on financial assets	6.7	(6)	(6)	-
Operating loss		(59,154)	(53,994)	(9,269)
Interest and similar income	6.8	-	2	-
Interest and similar expense	6.9	(4,781)	(2,040)	(702)
Loss before tax		(63,935)	(56,032)	(9,971)
Taxes on income	6.10	-	-	-
Deferred taxes on expense	6.10	(18)	-	-
Loss for the period		(63,953)	(56,032)	(9,971)
Other comprehensive income (loss) that will not reclassified to profit or loss		16	(21)	-
Total comprehensive loss for the period		(63,937)	(56,053)	(9,971)

Loss per share in EUR	9.4
Basic/diluted		(1.07)/(1.07)	(0.97)/(0.97)	(0.18)/(0.18)
Weighted average number of shares for calculation of earnings per share
Basic/diluted		59,836,824	57,684,220	56,860,720

Consolidated Balance Sheets

	Note	Dec. 31, 2021	Dec. 31, 2020
		kEUR	kEUR

ASSETS
Noncurrent assets
Intangible assets	7.1	206	16
Property, plant and equipment	7.2	1,484	2,102
Right-of-use assets	7.3	3,018	1,937
Other financial assets	7.4	91	41
Other non-financial assets		89	-
		4,888	4,096
Current assets
Other financial assets	7.5	6,233	5,404
Other non-financial assets	7.6	3,236	579
Cash and cash equivalents	7.7	132,939	43,264
		142,408	49,247
Total assets		147,296	53,343

EQUITY AND LIABILITIES
Equity	7.8
Subscribed capital		8,735	6,468
Capital and other reserves		221,785	71,629
Accumulated deficit		(147,081)	(83,123)
		83,439	(5,026)
Noncurrent liabilities
Advance payments received from customers	7.9	44,756	38,972
Financial liabilities	7.10	6,353	5,335
		51,109	44,307
Current liabilities
Financial liabilities	7.10	472	9,388
Trade and other payables	7.11	7,582	2,874
Other liabilities	7.12	2,492	1,689
Provisions	7.13	2,202	111
		12,748	14,062
Total equity and liabilities		147,296	53,343

Consolidated Statements of Changes in Equity

	Note	Subscribed capital	Capital reserve	Other reserves	Accumu-lated deficit	Total equity
		kEUR	kEUR	kEUR	kEUR	kEUR

Equity on January 1, 2019		32	3,302	-	(17,120)	(13,786)
Loss for the period			-	-	(9,971)	(9,971)
Contributions to equity*		2	5,187	-	-	5,189
Balance on December 31, 2019		34	8,489	-	(27,091)	(18,568)
Equity on January 1, 2020		34	8,489	-	(27,091)	(18,568)
Capital contribution of the GmbH shares into the N.V.	7.8	(34)	34	-	-	-
Share split	7.8	1,835	(1,835)	-	-	-
Conversion high voting shares	7.8	4,500	(4,500)	-	-	-
Capital increase**	7.8	104	35,904	-	-	36,008
Settlement agreement		29	1,398	-	-	1,427
Share-based compensation	9.3	-	-	32,160	-	32,160
Fair Value Measurement Convertible Bond (OCI)	7.10.1	-	-	(21)	-	(21)
Loss for the period		-	-	-	(56,032)	(56,032)
Balance on December 31, 2020		6,468	39,490	32,139	(83,123)	(5,026)

	Note	Subscribed capital	Capital reserve	Other reserves	Accumu-lated deficit	Total equity
		kEUR	kEUR	kEUR	kEUR	kEUR

Equity on January 1, 2021		6,468	39,490	32,139	(83,123)	(5,026)
Capital increase
Institutional investors***	7.8	4	1,479	-	-	1,483
Issue of bonus shares	7.8	1,529	(1,529)	-	-	-
IPO****	7.8	690	138,837	-	-	139,527
Fair Value Measurement Convertible Bond (OCI)	7.10.1	-	-	16	-	16
Conversion of Convertible Bond (see note 7.8)	7.10.1	44	9,617	5	(5)	9,661
Share-based compensation	9.3	-	-	1,981	-	1,981
Settlement payment to owner	7.10.1	-	-	(250)	-	(250)
Loss for the period		-	-	-	(63,953)	(63,953)
Balance on December 31, 2021		8,735	187,894	33,891	(147,080)	83,439

*	transaction costs of kEUR 109 were deducted from capital reserve
**	transaction costs of kEUR 2,192 were deducted from capital reserve
***	transaction costs of kEUR 17 were deducted from capital reserve
****	transaction costs of kEUR 2,825 less deferred taxes of kEUR 18 were deducted from capital reserve

Consolidated Statements of Cash Flows

	2021	2020	2019
	kEUR	kEUR	kEUR

Operating activities
Loss for the period	(63,953)	(56,032)	(9,971)
Adjustments for:
Depreciation of property, plant and equipment	125	61	50
Impairment of property, plant and equipment	1,965	-	-
Depreciation of right-of-use assets	415	313	163
Amortization of intangible assets	34	11	11
Expenses(+) for share-based payment transactions	1,981	32,160	-
Other non-cash expenses(+)	112	346	-
Interest and similar income	-	(2)	-
Interest and similar expense	4,781	2,040	702
Movements in provisions	2,091	(526)	418
Decrease(+)/increase(-) in other assets	(3,760)	(5,766)	456
Increase(+)/decrease(-) in trade and other payables	5,218	322	(1,284)
Increase(+)/decrease(-) in advance payments received from customers	4,286	26,448	800
Interest paid	(436)	(561)	(120)
Net cash used in operating activities	(47,141)	(1,186)	(8,775)
Investing activities
Purchase of intangible assets	(223)	-	-
Purchase of property, plant and equipment	(1,429)	(42)	(1,139)
Net cash used in investing activities	(1,652)	(42)	(1,139)
Financing activities
Transaction costs on issue of shares to institutional investors	(17)	(2,192)	(109)
Proceeds from issue of shares to institutional investors	1,500	38,229	5,297
Transaction costs on issue of shares in IPO	(2,690)	-	-
Proceeds from issue of shares in IPO	142,334	-	-
Proceeds from borrowings	-	10,657	3,710
Repayments of borrowings	(2,187)	(2,327)	-
Payment of principal portion of lease liabilities	(378)	(282)	(92)
Net cash from financing activities	138,562	44,085	8,806
Net increase (decrease) in cash and cash equivalents	89,769	42,857	(1,108)
Effect of currency translation on cash and cash equivalents	(94)	-	-
Cash and cash equivalents at the beginning of the financial year	43,264	407	1,515
Cash and cash equivalents at end of year	132,939	43,264	407

Notes to the Consolidated
Financial Statements

1.	General information

Sono Group N.V. (“Sono N.V.”) is registered in the business register (Netherlands Chamber of Commerce) and its corporate seat is in Amsterdam. The Company has its business exclusively in Germany as the management is located there and the business address is Waldmeisterstraße 76, 80935 Munich, Germany (trade register number: 80683568). Sono N.V.’s sole and wholly-owned subsidiary, Sono Motors GmbH (“Sono Motors”), is registered in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich, Germany, under HRB 224131. Sono Motors’ registered headquarters is Waldmeisterstraße 76, 80935 Munich, Germany. Sono N.V. is the ultimate parent of the Group. Hereinafter, Sono N.V. and its consolidated subsidiary collectively are referred to as the “Sono Group” or the “Group”. Sono Group develops and plans to sell mainly electric vehicles with integrated solar panels and to license its solar technology to other Original Equipment Manufacturers (OEMs) . The Group started business in January 2016 and expects to complete prototype testing in 2022 and start serial production in the second half of 2023.

In November 2021, Sono N.V. successfully completed an IPO and is now listed on the Nasdaq Stock Market. The Company offered 10,000,000 ordinary shares with a par value of EUR 0.06 at a price of USD 15.00 each. In addition, the underwriters, Berenberg Capital Markets LLC and Craig-Hallum Capital Group LLC, were granted the opportunity to purchase 1,500,000 additional ordinary shares from Sono Group within 30 days of the IPO, provided that more than 10,000,000 ordinary shares were sold in the IPO (greenshoe option). The underwriting agreement was signed on November 16, 2021. Trading under the ticker symbol “SEV” commenced on November 17, 2021. All offered shares were sold and the underwriters exercised their greenshoe option in full. After underwriting discounts and commissions, Sono Group raised an amount of kUSD 160,425 through the IPO. The amount was received by the Group on November 19, 2021.

For further details regarding equity transactions in 2021, please refer to Note 7.8 Equity.

2.	Basis of preparation

The consolidated financial statements of Sono Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are presented in euro, which is also the Group’s functional currency. Unless otherwise stated, all amounts are presented in thousands of euros (“kEUR”).

The consolidated financial statements as of December 31, 2021, have been authorized by the management board for presentation to the shareholders on April 19, 2022.

In 2020, Sono Group completed a legal reorganization. The reorganization was applied fully retroactively, so that the accounts reflect the respective carrying values. The earnings per share calculation has been adjusted as well for 2019. In 2021, Sono Group successfully completed an IPO. To prepare for the IPO, Sono Group issued bonus shares to existing shareholders. The earnings per share calculation has been adjusted to reflect the issue of bonus shares. The consolidated statement of changes in equity has not been adjusted for these two events but represents the legal status as of every balance sheet date.

These consolidated financial statements are prepared on a historical cost basis under the going concern assumption which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary if the Group is unable to continue as a going concern. In accordance with IAS 1.25, management identified material uncertainties related to events or conditions regarding Sono Group’s financing that raise substantial doubt upon its ability to continue as a going concern. For further details, we refer to note 4.13.1 Going concern.

The significant accounting policies adopted in the preparation of these consolidated financial statements are described below. These accounting policies have been consistently applied to all years presented.

The preparation of consolidated financial statements requires the use of certain accounting estimates. The areas that require a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed below.

All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.

The statements of income or loss were prepared using the cost of sales method.

Standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the consolidated financial statements as of December 31, 2021, and have not been early adopted by Sono Group. These standards are not expected to have a material impact on Sono Group’s consolidated financial statements in the current or future reporting periods and on foreseeable future transactions.

Mandatory for fiscal years beginning on or after
Improvements to IFRSs 2018–2020	January 1, 2022
IFRS 3 (Amendment) Reference to the Conceptual Framework	January 1, 2022
IAS 16 (Amendment) Proceeds before Intended Use	January 1, 2022
IAS 37 (Amendment) Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
IFRS 17 Insurance Contracts (including Amendments)	January 1, 2023
IAS 1 (Amendment I) Classification of Liabilities as Current or Non-current and Deferral of Effective Date	January 1, 2023
IAS 1 (Amendment II) Disclosure of Accounting policies	January 1, 2023
IAS 8 (Amendment) Definition of Accounting Estimates	January 1, 2023
IAS 12 (Amendment) Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
IFRS 17 (Amendment) Initial Application of IFRS 17 and IFRS 9 – Comparative Information	January 1, 2023

Standards adopted in 2021

Certain new accounting standards and interpretations have been adopted and their application is mandatory for the first time in preparing the consolidated financial statements as of December 31, 2021. These standards did not have a material impact on Sono Group’s consolidated financial statements.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Interest Rate Benchmark Reform Phase 2) provide temporary reliefs which address the financial reporting effects that arise when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include practical expedients with regards to the application of hedge accounting as well as new disclosure requirements. The Group is neither exposed to a direct risk from changes in alternative benchmark interest rates nor subject to changes in the valuation methodology or discount rates (indirect risk) as of December 31, 2021. Therefore, these amendments have no impact on the consolidated financial statements of the Group.

3.	Basis of consolidation

The consolidated financial statements reflect the assets, liabilities and results of operations of Sono N.V. and its sole and wholly-owned subsidiary Sono Motors, over which Sono N.V. has control. Control over an entity exists when Sono N.V. is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Controlled subsidiaries are fully consolidated from the date on which control is transferred to Sono N.V.

The fiscal year of both Group entities corresponds to the calendar year ending December 31.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Sono Group are eliminated upon consolidation.

The assets and liabilities of both companies included in the consolidated financial statements are recognized in accordance with the uniform accounting policies used within the Sono Group.

The consolidation process involves adjusting the items in the separate financial statements of the parent and its subsidiary and presenting them as if they were those of a single economic entity. Intercompany profits or losses are eliminated in Group noncurrent assets. Deferred taxes, if any, are recognized for consolidation adjustments, and deferred tax assets and liabilities are offset where taxes are levied by the same tax authority and have the same maturity.

4.	Significant accounting policies

4.1	Revenue

Sono Group recognizes revenues primarily from the integration of Sono Motors patented solar technology across other transportation platforms and from the Sono app, which provides an in-app booking and payment system and optional additional insurance. Sono Group expects to recognize revenues also from the sale of the Sion electrical vehicle after the start of production in the second half of 2023.

Sales are recognized when control of the goods and services is transferred to the customer, being generally when the customer gains the ability to direct the use of the goods and services and obtains substantially all of the remaining benefits from them. The amount of revenue recognized equals the amount of consideration the Group expects to receive in exchange for the goods and services. Management has determined that Sono Group acts as a principal in all sales transactions because it has control over the goods and services before transferring control to customers.

A receivable is recognized when the goods and services are delivered or are ready for use as this is the point in time that the consideration is unconditional because only the passage of time is required before payment is due. Goods and services transferred are accounted for as separate performance obligations if they are distinct, i.e., the customer can benefit from the goods or services on its own or together with other resources readily available to the customer and the promise to transfer the good or service is separately identifiable from other promises in the contract. Performance obligations may be satisfied over time or at a point in time. Performance obligations are satisfied over time when the customer simultaneously receives and consumes the benefits resulting from the Group’s performance as the Group performs, when the Group creates or enhances an asset while the customer controls it or when the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. For such performance obligations, the Group recognizes revenue in line with the progress towards complete satisfaction of the performance obligation. As the information required to measure directly and faithfully the output transferred to the customer to date is not readily available but the work required to satisfy the Group’s performance obligations usually has a direct relation to satisfaction progress, progress is measured based on the Group’s input in relation to the total amount of input the Group expects is necessary to fulfill the performance obligation, i.e., on a cost-to-cost basis. Performance obligations that are not satisfied over time are satisfied at a point in time. Such obligations are satisfied when the customer obtains control of the asset or service, i.e., the customer accepts delivery of the integrated asset or in-app services are ready for use by the customer.

Transaction prices do not include any variable amounts or significant financing components. Payment generally is due within 14 days after Sono Group has fulfilled its performance obligation. Regarding the treatment of advance payments from customers, please refer to note 4.8 Advance payments received from customers.

No significant judgement is required to assess the timing of satisfaction of the Group’s performance obligations, the transaction price or the amounts allocated to distinct performance obligations. Obligations regarding returns or warranties do not arise from revenues.

4.2	Grants from government agencies and similar bodies

Sono Group receives grants from government agencies and similar bodies like the European Union for participation in specific research and development projects. The grants are recognized when there is reasonable assurance that the grant will be received, and all grant conditions will be met. If grant funds are received prior to qualifying expenses being incurred or assets purchased, they are deferred and recognized in other liabilities. If the funds reimburse expenses, the liability is amortized into other operating income on a systematic basis over the period in which the Group incurs the corresponding expenses. If the funds reimburse purchased assets, the liability is reduced with a corresponding amount deducted from the asset’s carrying amount upon recording of the qualified asset.

4.3	Financial instruments

Initial recognition

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Sono Group initially recognizes financial instruments when it becomes party to the contractual provisions of the instrument. Regular way purchases and sales of financial assets are recognized on settlement date, i.e., the date that an asset is delivered to or by an entity.

Offsetting of financial assets and financial liabilities

Financial assets and liabilities are only offset if offsetting the amounts is legally enforceable at the current time and if there is an actual intention to offset. In general, the Group does not offset financial assets and liabilities and no material offsetting potential exists.

4.3.1	Financial assets

Initial measurement

Sono Group’s financial assets include cash and cash equivalents, deposits and other financial receivables. At initial recognition, Sono Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

After the initial measurement, financial assets are subsequently classified into one of the following categories:

>	financial assets at fair value through profit or loss (FVTPL);
>	financial assets at fair value through other comprehensive income (FVOCI, debt instruments);
>	financial assets at fair value through other comprehensive income (FVOCI, equity instruments); and
>	financial assets at amortized cost (AC).

The classification depends on the financial asset’s contractual cash flow characteristics and the business model (‘hold to collect’, ‘hold to collect and sell’ and ‘other’) for managing them. The cash flow characteristics are assessed at an instrument level, whereas the business model is assessed on portfolio level. Under the business model ‘hold to collect’, the Group holds a financial instrument only to collect contractual cash flows. Under the business model ‘hold to collect and sell’, the Group holds a financial instrument both to collect contractual cash flows and to receive economic benefits from selling these instruments. All other debt instruments are held under the business model ‘other’. Debt instruments that are held under the business model ‘hold to collect’, where those contractual terms give rise to cash flows that are solely payments of principal and interest (SPPI) on the outstanding principal amount , are measured at AC. Financial assets that are held under the business model ‘hold to collect and sell’, where the SPPI criterion is met, are measured at FVOCI. All other debt instruments are measured at FVTPL. Additionally, IFRS 9 allows for optional measurement at FVTPL if using the option significantly reduces a measurement or recognition inconsistency (accounting mismatch). Sono Group does not use this option.

Financial assets that are equity instruments are measured at FVTPL, unless the Group exercises the policy choice to recognize changes in fair value through other comprehensive income (FVOCI). The gains and losses from the measurement of equity investments are never recycled to the income statement but instead reclassified to revenue reserves on disposal (no reclassification).

Subsequent measurement

Management has determined that, as of the reporting date, all financial assets are to be measured at amortized cost as the Group only holds debt instruments and these are held within the business model ‘hold to collect’ and have passed the SPPI-test.

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss (interest and similar income/expense) when the asset is derecognized, modified or impaired. Changes in the loss allowance are recognized in profit or loss (other operating income/impairment losses on financial assets).

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when Sono Group no longer has the contractual rights to the asset or the rights to receive cash flows from the asset have expired.

Impairment

IFRS 9 requires recognizing expected credit losses for debt financial assets measured at AC or at FVOCI, lease receivables and contract assets, for which there is no objective evidence of impairment and loss allowances for financial assets that are credit impaired. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that Sono Group expects to receive, discounted at an approximation of the original EIR. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For the calculation of impairment losses, IFRS 9 distinguishes between the general approach and the simplified approach.

Under the general approach, financial assets are allocated to one of three stages. For financial assets not yet credit-impaired at initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (12-month ECL, Stage 1). In subsequent measurement, for credit exposures for which there has not been a significant increase in credit risk since initial recognition, 12-month ECL are provided. For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (lifetime ECL, Stage 2). Financial assets with objective evidence of impairment are allocated to Stage 3, for which also lifetime expected credit losses are calculated.

Sono Group applies the general approach unless the simplified approach is required. The simplified approach is required for trade receivables or contract assets resulting from transactions within the scope of IFRS 15 that do not contain a significant financing component. Under the simplified approach, the loss allowance is always measured over the remaining life of the exposure (lifetime ECL, Stage 2). In addition, the simplified approach also requires loss allowances in case an objective indication of default is present (credit-impaired financial assets; Stage 3).

Sono Group generally presumes all financial assets that are 30 days past due to have a significant increase in credit risk and accounts for expected losses over the remaining lifetime of those financial assets. Sono Group presumes a default, based on experience and the business conduct within Sono Group’s line of business, to occur when financial assets are 90 days past due (Stage 3). However, due to the manageable number and respective gross carrying amount of financial assets in Sono Group’s consolidated balance sheet, Sono Group decided to test all financial assets, regardless of their maturity, individually for expected credit loss, using reasonable and supportable historic and forward-looking information.

4.3.2	Financial liabilities

Initial measurement

Sono Group’s financial liabilities include lease liabilities, loans from shareholders and private investors, participation rights, and trade and other payables. Regarding lease liabilities, please refer to note 4.6.2 Lease liabilities.

All financial liabilities in the scope of IFRS 9 are initially measured at their fair value minus, in the case of financial liabilities not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the issue of the financial liabilities. In case of financial liabilities at FVTPL, transaction costs are directly recognized in profit or loss. After initial measurement, the financial liabilities are subsequently classified as measured either at amortized cost or fair value through profit or loss.

Sono Group analyzes all contracts to determine whether the underlying contracts are debt or equity.

An embedded derivative in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Reassessment of the bifurcation requirement only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required. Bifurcated embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Additionally, IFRS 9 allows for an optional classification of a financial liability measured at FVTPL if a contract contains one or more embedded derivatives, unless the embedded derivative(s) do(es) not significantly modify the contractual cash flows or it is clear with little or no analysis at the time of the contract’s first recognition that a separation of the embedded derivatives is prohibited. Sono Group exercised this option in 2020 for mandatory convertible notes.

Subsequent measurement

The measurement of financial liabilities of Sono Group depends on their classification as follows:

1.

Financial liabilities at FVTPL: As of December 31, 2021, there are no financial liabilities at FVTPL on the balance sheet of Sono Group. As of December 31, 2020, this category solely consisted of mandatory convertible loans that contained one or more embedded derivatives and were designated as at fair value through profit or loss in accordance with IFRS 9.4.3.5. by Sono Group. Gains and losses were recognized in profit or loss (interest and similar income/expense) and, where they result from changes in own credit risk, in other comprehensive income.

2.

Financial liabilities measured at amortized cost (FLAC): After initial recognition, these liabilities are measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss (interest and similar income/expense) when the liabilities are derecognized as well as in case of amortization using the EIR method. Amortization according to the EIR method is included in interest expenses in profit or loss. Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. When an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference between the carrying amount of a financial liability (or part of a financial liability) extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

4.4	Intangible assets

4.4.1	Internally generated intangible assets

In accordance with IAS 38, research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

Development costs for future series products and other internally generated intangible assets may be capitalized at cost if they are directly attributable to the design and testing of identifiable and unique products controlled by Sono Group and the criteria of IAS 38.57 are met. Capitalized development costs then must include all direct costs that are attributable to the development process.

If the criteria for recognition of assets are not met, the expenses are recognized in profit or loss in the year in which they are incurred.

As of the end of the reporting period as well as in previous years, management has determined that the criteria for capitalization of development costs have not been met. Consequently, all development costs were recognized in profit or loss as incurred.

4.4.2	Acquired intangible assets

Acquired intangible assets are initially measured at cost and amortized over their useful life using the straight-line method.

4.4.3	Subsequent measurement

Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. There were no triggering events identified in 2021 and in prior periods that would require an impairment test.

Intangible assets with finite useful lives are amortized over their useful life, generally using the straight-line method. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least annually at each fiscal year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits are accounted for prospectively. Amortization of an intangible asset is recognized in profit or loss in accordance with the function of the intangible asset.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss in the period in which the asset is derecognized.

Intangible assets are amortized using the straight line-method over the useful life as displayed in the below table:

	Website	Software
Useful life (years)	3 - 4	1 - 5

4.5	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairments. These costs also comprise the costs for replacement parts, which are recognized at the time they are incurred, providing they meet the recognition criteria. All other repair and maintenance costs are expensed as incurred. Depreciation begins when the asset is available for use.

Property, plant and equipment are depreciated using the straight line-method over the useful life as displayed in the below table:

	Equipment / Hardware	Advance payments to technical equipment and machinery
Useful life (years)	3 - 13	-

Impairment losses on property, plant and equipment are recognized in accordance with IAS 36 if the recoverable amount of the respective asset has fallen below the carrying amount. Recoverable amount is the higher of value in use and fair value less costs to sell. If the reasons for impairments recognized in previous years no longer apply, the impairment losses are reversed up to a maximum of the amount that would have been determined if no impairment loss had been recognized.

The recognition of impairment losses requires the prior identification of triggering events. For details on any impairments or reversals of earlier impairments in the reporting period, please refer to note 7.2 Property, plant and equipment.

Property, plant and equipment are derecognized upon disposal or when no further economic benefits are expected from their continued use or sale. The gain or loss on derecognition is determined as the difference between the net disposal proceeds and the carrying amount and recognized in profit or loss in the period in which the item is derecognized.

The residual values of the assets, useful lives and depreciation methods are reviewed at the end of each fiscal year and any changes are accounted for prospectively.

The residual values of the assets are generally considered to be zero.

4.6	Leases

Applying IFRS 16, at inception of a contract, Sono Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

4.6.1	Right-of-use assets

Sono Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received as well as any estimated costs to be incurred by the lessee for dismantling and removing the underlying asset. Unless Sono Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life, and the lease term. Right-of-use assets are subject to impairment according to IAS 36.

4.6.2	Lease liabilities

At the commencement date of the lease, Sono Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by Sono Group and payments of penalties for terminating a lease, if the lease term reflects Sono Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. To calculate the present value of lease payments, Sono Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment of whether an option to purchase the underlying asset will be executed with reasonable certainty.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount for the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

4.6.3	Short-term leases and leases of low-value assets

Sono Group applies the short-term lease recognition exemption to its short-term leases of buildings and cars (i.e., leases that have a lease term of twelve months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases (contracts with a term of twelve months or less) and leases of low-value assets (Sono Group threshold of fair value of leased asset < kEUR 5) are recognized as expense on a straight-line basis over the lease term.

4.7	Cash and cash equivalents

Cash and cash equivalents include PayPal accounts to the extent that these can be disposed of at short notice (regular rolling reserve), bank balances and money in transit with an original maturity of three months or less. Cash and cash equivalents are measured at amortized cost and are subject to the impairment requirements of IFRS 9.

4.8	Advance payments received from customers

Advance payments received from customers are recognized at the time the cash is collected by Sono Group. As Sono Group will begin delivering its Sion electrical vehicles to customers after the start of production, which is currently expected in the second half of 2023, all advance payments are shown as noncurrent, even though some customers may be able to cancel their contract (depending on the general terms in some cases cancellation is possible within the next 12 months) and demand the money back. Due to an original term of the advance payments which is more than 12 months, the advance payments include a significant financing component. The compounding effect is recognized in interest expense and increases the advance payments received from customers. Sales revenues from advance payments received from customers will be recognized at the time of delivery of the car.

4.9	Provisions

Provisions for bonus and settlement payments or any other obligations are recognized when the group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and if the amount can be reliably estimated. Provisions are not recognized for future operations. Moreover, provisions are recognized when Sono Group determines that it has a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it (onerous contract).

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions for onerous contracts are measured at the present obligation under the contract, i.e., the lower of the cost of fulfilling the contract and any compensations or penalties arising from failure to fulfill it. Provisions are discounted when the time value of money is material. As of December 31, 2021, and 2020, there were no discounted provisions.

4.10	Taxes

4.10.1	Current tax assets and liabilities

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities based on the tax rates and tax laws that are enacted or substantively enacted at the end of the reporting period.

4.10.2	Deferred taxes

Deferred tax is recognized using the liability method on temporary differences as of the end of the reporting period between the carrying amounts of assets and liabilities and their tax bases.

Deferred tax liabilities are recognized for all taxable temporary differences. The only exception is if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, affects neither accounting profit or loss nor taxable profit or loss.

Deferred tax assets are recognized for deductible temporary differences and to the extent that it is probable that future taxable income will allow the deferred tax asset to be realized. Deferred tax liabilities are recognized for all taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future. However, to the extent that taxable income exceeds an amount of kEUR 1,000, only up to 60% of such income may be offset against tax losses carried forward. The remaining 40% of the taxable income is subject to corporate income and trade tax under the so-called minimum taxation rules. Taxable income for corporate income tax and trade tax purposes of up to an amount of kEUR 1,000 could fully be offset against tax losses carried forward.

Deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets may only be recognized up to the amount of the deferred tax liabilities as it is not sufficiently probable that future taxable profit will be available against which they can be utilized.

If transactions and other events are recognized directly in equity, any related taxes on income are also recognized directly in equity. As transaction costs are recognized in the capital reserve, corresponding (deferred) tax effects are recognized partly due to the loss situation of Sono Group and the fact that deferred taxes for losses carried forward were partly recognized at the level of Sono N.V.

Deferred tax assets and deferred tax liabilities are offset if there is a legally enforceable right to offset current tax assets and current tax liabilities and these relate to income taxes levied by the same tax jurisdiction.

4.10.3	Tax losses carried forward

Based on management’s estimation, a deferred tax asset is recognized for the tax losses carried forward to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Only up to 60% of the Group’s annual taxable income, to the extent such taxable income exceeds kEUR 1,000, may be offset against tax loss carry forwards. The remaining 40% of the taxable income is subject to corporate income and trade tax under the so-called minimum taxation rules. Annual taxable income for corporate income tax and trade tax purposes of up to kEUR 1,000 could fully be offset against tax losses carried forward. For further information regarding the tax losses carried forward see note 4.13.6 Recoverability of deferred tax assets in relation to loss carryforwards.

4.11	Share-based payment

Share-based payment transaction include:

a)	equity-settled share-based payment transactions,
b)	cash-settled share-based payment transactions, and
c)

transactions in which the entity receives or acquires goods or services and the terms of the arrangement provide either the entity or the supplier of those goods or services with a choice of whether the entity settles the transaction in cash (or other assets) or by issuing equity instruments and are accounted for in accordance with IFRS 2.

4.11.1	Equity-settled

For equity-settled share-based payment transactions, on grant date, Sono Group initially measures the fair value of the received services by reference to the fair value of the equity instruments granted. Sono Group recognizes the fair value of the goods or services as expenses and a corresponding increase in equity when the services are received.

Vesting conditions, other than market conditions, are not considered when estimating the fair value of the equity instruments at the measurement date. Instead, vesting conditions, other than market conditions, are considered by adjusting the number of equity instruments included in the measurement of the transaction amount. Non-vesting conditions are considered when estimating the fair value of the equity instruments granted.

If Sono Group and the supplier of services did not agree on service conditions and the supplier of services is unconditionally entitled to the equity instruments, Sono Group presumes that the services have been received on grant date and recognizes the services received in full, with a corresponding increase in equity. If Sono Group and the supplier of services did agree on service conditions, the Group accounts for the services as they are rendered by the supplier during the vesting period, with a corresponding increase in equity.

4.11.2	Choice of settlement (Sono Group)

For transactions in which the terms of the arrangement provide Sono Group with a choice of settlement, Sono Group determines whether it has a present obligation to settle in cash. Sono would have an obligation to settle in cash if the choice of settlement in equity instruments has no commercial substance, or Sono Group had a past practice or a stated policy of settling in cash, or generally settles in cash whenever the counterparty asks for cash settlement. Management determined that Sono Group does not have an obligation to settle in cash and therefore accounts for the transactions in which the terms of the arrangement provide Sono Group with a choice of settlement with the requirements applying to equity-settled share-based payment transactions. We refer to note 4.11.1 Equity-settled.

Upon settlement:

a)	if Sono Group elects to settle in cash, the cash payment is accounted for as the repurchase of an equity interest, i. e. as a deduction from equity,
b)	if Sono Group elects to settle by issuing equity instruments, no further accounting is required and
c)

if Sono Group elects the settlement alternative with the higher fair value, as at the date of settlement, Sono Group recognizes an additional expense for the excess value given, i. e. the difference between the cash paid and the fair value of the equity instruments that would otherwise have been issued, or the difference between the fair value of the equity instruments issued and the amount of cash that would otherwise have been paid, whichever is applicable.

For further details, please refer to note 9.3. Remuneration based on shares (share-based payment).

4.12	Foreign currency translation

For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially translated at the spot rate applicable between the functional currency and the foreign currency on the date of the transaction. Monetary assets and liabilities in foreign currencies are translated to the functional currency using the prevailing rate at the reporting date. Foreign currency exchange differences are recognized in profit or loss.

4.13	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.

In the process of applying the accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements.

4.13.1	Going concern

Management assessed Sono Group’s ability to continue as a going concern, evaluating whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern using all information available about the future, focusing on the twelve-month period following the issuance date of the consolidated financial statements.

Historically, Sono Group has financed its operations primarily through capital raises and loans from shareholders and private investors (including its IPO in November 2021) as well as through advance payments received from customers. Since inception Sono Group has incurred recurring losses and negative cash flows from operations, including accumulated net losses of kEUR 147,081 as of December 31, 2021, and expects to continue to generate operating losses and negative cash flows from operations for the foreseeable future.

In November 2021, Sono Group received net proceeds from their IPO in the amount of kEUR 142,334. At that time, Sono Management planned and disclosed that the proceeds were to be used to finalize the development of the prototype SVC3 and to maintain liquidity of the Company until May 2023 (including a reserve of mEUR 41 related to the potential repayment of the customer prepayments at any time). Management also began to increase headcount and proceeded with additional development and production activities for the car and solar technology, which increased the rate at which available cash is being expended. With the change of contract manufacturer (see note 9.7 Subsequent events), the planned start of series production had to be postponed from the first half of 2023 to the second half of 2023 and the cost estimates for pre-production activities had to be increased. These changes to the initial plan put increased pressure on the financing of development and operations and will require additional funding to be received in the short term.

Sono Group’s financing plan shows substantial financing needs, including increased needs due to a change in its contract manufacturer (see note 9.7 Subsequent events), planned cost increases, additional technical and regulatory requirements, and changes in suppliers in addition to the current economic environment of increasing prices, resulting in significantly higher financing requirements needed to reach the start of serial production in the second half of 2023. Based on numerous risks and uncertainties, Sono Group cannot predict with certainty the total costs to be incurred prior to the commencement of production.

Sono Group’s forecasted cash required to fund investments and operations (excluding future financing plans and counter measures to be taken by management) indicates that the Group does not currently have sufficient funds to fund its operations through the twelve-month period from the issuance date of these financial statements. Consequently, the Group’s ability to continue as a going concern is largely dependent on its ability to raise additional funds in the near future through debt or equity transactions, additional advance payments, or other means, to finance investments and operations and ultimately, to achieve serial production of the Sion.  In this regard, management plans to seek to raise additional capital of at least mEUR 200 in 2022 through the issuance of new shares in public offerings and/or through equity facility transactions with financial institutions currently offered to Sono Group (and, based on current expectations, would also expect to raise additional capital at a future date prior to commencement of production). In addition, the Group is exploring alternative methods of obtaining financing, including applying for subsidies and grants.

There is no certainty that Sono Group will be successful in obtaining sufficient funding through additional public offerings of equity. If Sono Group is unable to obtain additional funding from public offerings, management would consider entering into equity facilities with a financial institution; however, the ability of the Sono Group to raise necessary funds through these or any other means is subject to uncertainty and is not assured. If the Group is unsuccessful in raising the planned capital through equity facilities, Sono Group’s management will be forced, and is committed, to substantial cost-cutting measures in order to maintain minimum liquidity of the Company within the twelve-month period from the issuance date of these financial statements. Risks and uncertainties related to the supply chain, cost development, technical challenges (e.g. homologation certification), the ongoing corona pandemic and the war in Ukraine may also negatively affect the Group’s business, liquidity and financial position going forward (see note 8.1.3 Liquidity risk.

As discussed above, Sono Group will need to raise substantial additional capital to finance its future operations, which is not assured, and has consequently concluded that there is substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4.13.2	Remuneration based on shares (share-based payment)

For equity-settled share-based payment transactions (see note 4.11 Share-based payment), on grant date, Sono Group initially measures the fair value of the received services by reference to the fair value of the equity instruments granted. The fair value measurement of the share options for the equity-settled share-based transactions requires assumptions about the input data for using Black-Scholes Model. The expected life of the share options is based on current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility was based on an evaluation of historical volatilities of comparable listed peer group companies. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome. For further details about the input factors used see note 9.3 Remuneration based on shares (share-based payment).

4.13.3	Corona pandemic

In 2020, COVID-19 caused a global pandemic. At the end of 2021, the pandemic was still present. In response to this pandemic, governments as well as private organizations implemented numerous measures seeking to contain the virus. These measures disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and led to a global decrease in vehicle sales. These measures have also led to a trend to work-from-home, which could result in a lower demand for cars in the future and negatively impact the Group’s sales and marketing activities. The pandemic may also affect the interest of Sono Group’s customers in their car-sharing and ride-pooling networks. Sono Motors cannot yet foresee the full extent of COVID-19's impact on its business and operations and such impact will depend on future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak and any future mutations of the virus, which are highly uncertain and unpredictable. The virus could have a material impact on Sono Group’s ability to raise additional liquidity to the extent needed and capital management. Sono Group will continue to monitor the situation and the effects of this development on its liquidity and capital management. At the same time, Sono Group has taken actions to maintain operations and protect employees from infection. Since 2020, COVID-19 has had a slightly negative impact on orders and advance payments received from customers. Based on the most recent available information, COVID-19 might continue to have a negative effect on orders and advance payments received from customers in 2022.

4.13.4	Russo-Ukrainian war

In February 2022, the government of Russia invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers. We cannot yet foresee the full extent of the sanctions’ impact on our business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war could have a material impact on our results of operations, liquidity, and capital management. We will continue to monitor the situation and the effect of this development on our liquidity and capital management.

4.13.5	Sono Points

Sono Motors has carried out several crowdfunding campaigns in which the Sion could be reserved against an advance payment received from customers of various amounts. With the reservation, the customer is entitled to the right to enter a contract for the purchase of the Sion. However, Sono Motors is not obliged to deliver a vehicle to the customer. Instead, the customer can withdraw from the reservation if he or she decides not to conclude the purchase contract or Sono Motors has not offered a purchase contract by the respective date defined by the underlying terms and conditions. In December 2020, a crowdfunding campaign with the aim of raising a predefined target amount was launched. In connection with the campaign, so-called Sono Points were introduced and communicated on December 15, 2020. The three founders, Laurin Hahn, Navina Persteiner and Jona Christians, announced that they would be giving a majority of their profit participation rights (for clarification: the voting rights remain with the founders), amounting to 64.07 % of all profit participation rights (as of December 31, 2019) to a “community pool”, from which the so-called Sono Points would be awarded. The number of Sono Points, through which the participants in the crowdfunding and pre-orders can participate in the community pool, is significantly influenced by the time and amount of the individual deposit. The maximum number of possible Sono Points in total is not limited. In case a Sono Point holder should revoke or withdraw from the reservation or should revoke or withdraw from the purchase contract concluded based on the reservation, the Sono Points will expire.

According to current legal assessments, management concludes that Sono Points do not impact Sono Group as the obligation relates only to the founders.

4.13.6	Recoverability of deferred tax assets in relation to loss carryforwards

Management has determined that these tax losses represent start-up losses as a result of establishing Sono Motors’ business. The tax losses can be carried forward indefinitely and have no expiry date. Management does not expect a (proportional) reduction of deductible tax loss carryforwards due to any future corporate restructuring or due to the various capital measures, especially the IPO, in 2021. For further details, please refer to note 1 General information. Management expects that the “hidden reserves clause” can be asserted and that the tax losses can still be carried forward.

5.	Segment information

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by management (chief operating decision maker within the meaning of IFRS 8). Sono Motors is a start-up company that has not yet started production. As all significant activities of the Group relate to the development of the electrical car Sion and management makes decisions about allocating resources and assessing performance based on the entity as a whole, Management has determined that Sono Group operates in one operating and reportable business segment. Furthermore, Sono Group is currently almost exclusively active in Germany, however, noncurrent assets are in Germany (kEUR 3,899) and Finland (kEUR 898). Thus, Sono Group does not report any additional segment information.

For the distribution of revenues across products, please refer to note 6.1 Revenue and cost of goods sold. Revenues from the integration of solar technology across different platforms (kEUR 11, 2020: kEUR -, 2019: kEUR -) results from two different customers, each of which has a share of revenues greater than ten percent. These customers are located in Germany (kEUR 2, 2020: kEUR -, 2019: kEUR -) and the United States (kEUR 9, 2020: kEUR -, 2019: kEUR -).

6.	Disclosures to the consolidated statements of income or loss

6.1	Revenue and cost of goods sold

Revenues in the amount of kEUR 11 (2020: kEUR -, 2019: kEUR -) and cost of goods sold in the amount of kEUR 52 (2020: kEUR -, 2019: kEUR -) relate to the first contracts to explore the integration of Sono Motors’ patented solar technology across other transportation platforms, which were signed and executed in 2021. Revenues in the amount of kEUR 5 (2020: kEUR -, 2019: kEUR -) and cost of goods sold in the amount of kEUR 6 (2020: kEUR -, 2019: kEUR -) are connected with the launch of Sono app which provides an in-app booking and payment system as well as additional insurance if required. Trade receivables in the amount of kEUR 20 (previous year: kEUR -) result from these activities.

As of the reporting date and as of the end of the previous year, no contract assets or liabilities resulted from these activities. As of the reporting date, the aggregate amount of the transaction price allocated to unsatisfied performance obligations amounts to kEUR 42 (previous year: kEUR -). The Group expects to recognize this amount as revenue within one year of the reporting date.

6.2	Cost of research and development

The table below presents details on the cost of research and development:

	2021	2020	2019
	kEUR	kEUR	kEUR

Development cost of prototypes	27,632	8,234	2,102
Personnel expenses	11,340	21,652	2,243
thereof related to the CSOP (IFRS 2)	1,137	17,723	-
Software fees and subscriptions	506	91	44
Professional services	352	267	284
Depreciation and amortization	284	171	78
Other	495	54	186
	40,609	30,469	4,937

There are no research expenses included in the profit and loss of Sono Group in the financial year 2021 and prior periods, as the Group does not perform research. As the recognition criteria for development cost have not been met, all development expenses were recognized in profit or loss as incurred in the reporting year and the previous years. The personnel expenses concern employees responsible for development activities and the share of the employee participation program (Conversion Stock Option Program or CSOP) attributable to them (see note 9.3 Remuneration based on shares (share-based payment).

6.3	Selling and distribution expenses

The below table displays details included in selling and distribution expenses:

	2021	2020	2019
	kEUR	kEUR	kEUR

Personnel expenses	1,764	8,490	1,582
thereof related to the CSOP (IFRS 2)	-	6,949	-
Professional services	704	171	103
Advertising	365	84	113
Other	387	355	337
	3,220	9,100	2,135

The personnel expenses concern mainly employees responsible for marketing activities like roadshows, test rides and social media and (previous year only) the share of the employee participation program (Conversion Stock Option Program or CSOP) attributable to them (see note 9.3 Remuneration based on shares (share-based payment).

6.4	General and administrative expenses

The below table displays details included in general and administrative expenses:

	2021	2020	2019
	kEUR	kEUR	kEUR

Professional services	7,030	4,830	670
Personnel expenses	4,574	9,148	1,325
thereof related to the CSOP (IFRS 2)	761	7,488	-
Impairment	1,965	-	-
Expenses without sufficient supporting documentation	-	21	70
Other	1,525	405	352
	15,094	14,404	2,417

The personnel expenses concern mainly employees responsible for Finance, Human Resources, Business Development, Administration etc. and the share of the employee participation program (Conversion Stock Option Program or CSOP) attributable to them (see note 9.3 Remuneration based on shares (share-based payment). The professional services include accounting, tax and legal services as well as other external services. The increase of expenses for professional services mainly concerns professional services related to the preparation of consolidated financial statements and consolidated interim reports in accordance with IFRS and their audit and review under consideration of PCAOB requirements as well as legal and tax opinions prepared in this context.

In 2021, an impairment loss of kEUR 1,965 for assets intended for the development of prototypes has been recognized in general and administrative expenses. For details, please refer to section 7.2 Property, plant and equipment. An amount of kEUR 2,690 for professional services received in connection with the IPO was not recognized in general and administrative expenses but deducted from capital reserves. Furthermore, kEUR 135 for professional services in connection with the IPO received in the previous year were accrued as a current non-financial asset in the previous year and deducted from capital reserve in the reporting year.

6.5	Additional information on the nature of expenses

The below table displays the depreciation and amortization expenses as well as personnel expenses included in cost of research and development, selling and distribution costs and general and administrative expenses:

	2021	2020	2019
	kEUR	kEUR	kEUR

Personnel expenses	17,678	39,291	5,151
thereof related to CSOP (IFRS 2)	1,898	32,160	-
Depreciation and amortization	574	384	224
	18,252	39,675	5,375

The decrease of personnel expenses (kEUR -21,613) is due to the equity-settled employee participation program in 2021 (Conversion Stock Option Program or CSOP), which had a lower effect in 2021, as compared to the previous year (2021: kEUR 1,898, 2020: kEUR 32,160, 2019: kEUR -). The decrease is attributable to the fact that the program has been offered to all participants of the previous employee participation program and new participants, who have not been part of the previous employee participation program, on December 14, 2020 (see note 9.3 Remuneration based on shares (share-based payment) and most share options were fully vested at the end of the previous year. In 2021, expenses were recognized only for a small number of options that had not yet vested at the end of the previous year. The resulting decrease is partly offset by increased personnel costs due to an increase in the number of employees in the reporting year.

6.6	Other operating income (expenses)

Other operating income (kEUR 269, 2020: kEUR 334, 2019: kEUR 220) mainly includes government grants (kEUR 71, 2020: kEUR 68, 2019: kEUR 15), miscellaneous other operating income (kEUR 125, 2020: kEUR -; 2019: kEUR -) and agency fees from the Renault ZOE conversion (kEUR 47, 2020: kEUR 240, 2019: kEUR -).

In 2020, Sono Motors entered into a framework agreement with Renault Deutschland AG (Renault) for electric vehicles (Renault ZOE). According to the agreement, customers, who have made advance payments for the Sion, can enter into a lease agreement with Renault for a Renault ZOE and use their advance payments to partly offset their lease payments. Customers can use advance payments made up to EUR 4,000. According to the framework agreement with Renault, Sono Group receives a fixed agency fee per lease contract and transfers the advance payment to Renault. Sono Group recognizes the respective agency fee as operating income and derecognizes the advance payment received in the moment the customer enters into the lease contract with Renault.

The government grants relate to a grant that Sono Motors received from the EU to promote the development of open-source hardware.

Other operating expenses in the reporting year amount to kEUR 452 and result mainly from foreign exchange losses resulting from the conversion of a portion of the IPO proceeds from USD to EUR. In 2020, other operating expenses amounted to kEUR 349 (2019: kEUR -) and solely included expenses related to a project termination with a supplier. In 2019, there were no other operating expenses.

6.7	Impairment losses on financial assets

Impairment losses on financial assets (kEUR 6, 2020: kEUR 6, 2019: kEUR -) primarily relate to bank balances (see note 7.7 Cash and cash equivalents). For details on expected credit losses, please refer to note 8.1.2 Credit risk.

6.8	Interest and similar income

Interest and similar income (kEUR -, 2020: kEUR 2, 2019: kEUR -) relates to interest income from VAT.

6.9	Interest and similar expense

Interest and similar expense (kEUR 4,781, 2020: kEUR 2,040, 2019: kEUR 702) largely consists of interest and other expenses related to financial liabilities (kEUR 3,227, 2020: kEUR 614, 2019: kEUR 287) and the net compounding effect for advance payments received from customers (kEUR 1,497, 2020: kEUR 1,360, 2019: kEUR 415, see note 4.8 Advance payments received from customers).

6.10	Tax on income and earnings

Taxes on income kEUR -18 (2020: kEUR -; 2019: kEUR -) relate to deferred tax expenses at the level of Sono N.V. as the recognition of deferred tax assets on loss carryforwards has been recognized proportionately in equity instead of the income statement.

The below tables display the changes in deferred tax assets and liabilities:

	Dec 31, 2021	Dec. 31, 2020	Dec. 31, 2019
	kEUR	kEUR	kEUR
Deferred tax assets
due to tax loss carryforwards	54	-	-
due to advance payments received from customers	1,163	670	221
due to lease liabilities	1,015	646	735
due to current provisions	101	-	-
due to current other non-financial assets	29	-	-
due to current financial liabilities	21	-	-
due to current other liabilities	14	-	-
due to cash & cash deposits	2	1	-
due to current other financial assets	1	1	-
due to prepaid expenses	-	134	-
Deferred tax assets	2,400	1,452	956
Deferred tax liabilities
due to leases	995	639	737
due to cash & cash deposits	47	-	-
due to property, plant and equipment	45	10	8
due to noncurrent other non-financial assets	29	-	-
due to other noncurrent financial liabilities	22	112	12
Deferred tax liabilities	1,138	761	757
Non-recognition of deferred tax assets	(1,262)	(691)	(199)
Recognition of deferred tax assets	1,138	761	757
Deferred tax assets/liabilities, net	-	-	-

Given the loss history of Sono Motors, deferred tax assets are not recognized on the balance sheet. The amount of deferred tax assets / liabilities as of December 31, 2020 and December 31, 2021 is zero.

Of the gross deferred tax assets, kEUR 314 as of December 31, 2021 (previous year: kEUR 806) are current and of the gross deferred tax liabilities, kEUR 47 as of December 31, 2021 (Previous year: kEUR 73) are current. Current deferred taxes are reported under non-current assets and non-current liabilities.

There are no deferred taxes with regard to Outside Basis Differences as those are permanent differences.

The amount of temporary differences on balance sheet positions for which no deferred tax asset has been recognized is displayed in the table below:

	Dec. 31, 2021	Dec. 31, 2020
	kEUR	kEUR
Advance payments received from customers	1,928	966
Lease liabilities	1,681	931
Current provisions	168	-
Other non-financial assets	48	-
Current financial liabilities	17	-
Current other liabilities	23	-
Cash & cash deposits	3	1
Other financial assets	19	2
Prepaid expenses	-	193
	3,887	2,093
Potential tax benefit at a total tax rate of 32,98%	1,282	690

The amount of unused tax losses for which no deferred tax asset has been recognized is displayed in the table below:

	Dec. 31, 2021	Dec. 31, 2020
	kEUR	kEUR
Unused tax losses for which no deferred tax asset has been recognized (corporate tax)	111,950	51,316
Unused tax losses for which no deferred tax asset has been recognized (trade tax)	111,565	51,083
Potential tax benefit at a total tax rate of 32.98%	36,858	16,885

As of December 31, 2021, KEUR 937 (Previous year: kEUR 723) deferred tax assets on transactions costs would have been recognized directly in equity if deferred tax assets had been recognized on losses carryforwards in full. As of December 31, 2021, kEUR 54 (previous year: kEUR -) deferred tax assets on loss carryforwards have been recognized, of which kEUR 18 (previous year: kEUR -) deferred tax assets on transactions costs have been recognized directly in equity.

The following table presents a numerical reconciliation of expected to effective income tax.

	2021	2020	2019
	kEUR	kEUR	kEUR
Income (loss) before tax for the period	(63,935)	(56,032)	(9,971)
Expected income tax (income (-)/expense (+) at a tax rate of 32.98%	(21,086)	(18,479)	(3,288)
Reconciliation:
Changes in unrecognized tax losses	20,061	8,254	3,164
Changes in deferred taxes on timing differences	1,261	690	199
MCN non-tax-deductible expenses	753	-	-
CSOP non-tax-deductible expenses	626	10,606	-
Tax-deductible transaction costs	(937)	(723)	(36)
Non-tax-deductible expenses	37	9	27
Other	(715)	(357)	(66)
Effective income tax income for the period	-	-	-

*Mandatory Convertible Notes

As Sono N.V. is also fully taxable in Munich, Germany, the tax rate in 2019, 2020 and 2021 is unchanged.

7.	Balance sheet disclosures

7.1	Intangible assets

	Website	Software	Total
	kEUR	kEUR	kEUR

Historical cost
Balance as of Jan. 1, 2021	43	-	43
Additions	2	222	224
Balance as of Dec. 31, 2021	45	222	267
Accumulated amortization
Balance as of Jan. 1, 2021	27	-	27
Amortization	11	23	34
Balance as of Dec. 31, 2021	38	23	61
Carrying Amount as of Jan. 1, 2021	16	-	16
Carrying Amount as of Dec. 31, 2021	7	199	206

	Website	Software	Total
	kEUR	kEUR	kEUR

Historical cost
Balance as of Jan. 1, 2020	43	-	43
Additions	-	-	-
Balance as of Dec. 31, 2020	43	-	43
Accumulated amortization
Balance as of Jan. 1, 2020	16	-	16
Amortization	11	-	11
Balance as of Dec. 31, 2020	27	-	27
Carrying Amount as of Jan. 1, 2020	27	-	27
Carrying Amount as of Dec. 31, 2020	16	-	16

The amortization expenses for the acquired intangible assets amounting to kEUR 34 (previous year: kEUR 11) are included in research and development (kEUR 22, previous year: kEUR -), selling and distribution costs (kEUR 4, previous year: kEUR 11) and general and administrative expenses (kEUR 8, previous year: kEUR -).

7.2	Property, plant and equipment

	Equipment / Hardware	Advance payments for technical equipment and machinery	Total
	kEUR	kEUR	kEUR
Acquisition or manufacturing costs Jan. 1, 2021	281	1,965	2,246
Additions	546	926	1,472
Reclassifications	221	(221)	-
Deductions	-	-	-
Impairment	-	(1,965)	(1,965)
Acquisition or manufacturing costs Dec. 31, 2021	1,048	705	1,753
Accumulated depreciation Jan. 1, 2021	144	-	144
Depreciation	125	-	125
Accumulated depreciation Dec. 31, 2021	269	-	269
Carrying Amount Jan. 1, 2021	137	1,965	2,102
Carrying Amount Dec. 31, 2021	779	705	1,484

	Equipment / Hardware	Advance payments to technical equipment and machinery	Total
	kEUR	kEUR	kEUR
Acquisition or manufacturing costs Jan. 1, 2020	239	2,313	2,552
Additions	42	-	42
Deductions	-	348	348
Impairment	-	-	-
Acquisition or manufacturing costs Dec. 31, 2020	281	1,965	2,246
Accumulated depreciation Jan. 1, 2020	83	-	83
Depreciation	61	-	61
Accumulated depreciation Dec. 31, 2020	144	-	144
Carrying Amount Jan. 1, 2020	156	2,313	2,469
Carrying Amount Dec. 31, 2020	137	1,965	2,102

The depreciation expenses for property, plant and equipment amounting to kEUR 125 (2020: kEUR 61; 2019: kEUR 50) are included in research and development (kEUR 70, 2020: kEUR 28; 2019: kEUR 19), selling and distribution costs (kEUR 27, 2020: kEUR 15; 2019: kEUR 18) and general and administrative expenses (kEUR 28, 2020: kEUR 18; 2019: kEUR 13).

Additions to equipment and hardware in the amount of kEUR 254 as well as to advance payments in the amount of kEUR 634 refer to the equipment for the production of solar panels, which are currently located at the productional partner’s facilities but legally owned and economically controlled by Sono Group. The remaining additions to equipment and hardware refer mainly to office equipment and are associated with an increase of employees’ number.

In the reporting period, Sono Group recognized an impairment of the advances paid in the amount of kEUR 1,965. The impairment loss of kEUR 1,965 included in the general and administrative expense relates to advance payments on assets intended for the tooling of batteries that had been recognized in 2020. Management has determined that, due to an unforeseen change in the specifications of the battery, resulting from a change in supplier, the assets that the advance payments referred to were no longer needed in the Group’s development of prototypes. As the Group does not expect to be able to reclaim the payments made under the contract with the supplier of the tools, the advance payments’ fair value (determined as the market value of reclaimable payments at level 1 of the fair value hierarchy) and recoverable amount are EUR 0. It cannot be ruled out that the supplier of the tool will still assert additional claims from this, but Sono Group considers a successful claim unlikely.

7.3	Right-of-use assets

Sono Motors leases buildings and warehouses at its headquarters in Munich and three electrical cars including batteries. At the end of the reporting period, the remaining lease terms for the buildings were 6 to 10 years and for the cars 2 to 3 years.

The below table presents details on the lease agreements of Sono Motors:

	Buildings	Cars	Total
	kEUR	kEUR	kEUR
Right-of-use assets on January 1, 2021	1,906	31	1,937
Additions to right-of-use assets	1,496	-	1,496
Depreciation of right-of-use assets	405	10	415
Right-of-use assets on December 31, 2021	2,997	21	3,018

Interest expense on lease liabilities	52	4	56
Expense relating to short-term leases	-	-	-
Total cash outflow for leases	423	12	435

	Buildings	Cars	Total
	kEUR	kEUR	kEUR
Right-of-use assets on January 1, 2020	2,211	24	2,235
Additions to right-of-use assets	-	15	15
Depreciation of right-of-use assets	305	8	313
Right-of-use assets on December 31, 2020	1,906	31	1,937

Interest expense on lease liabilities	35	4	39
Expense relating to short-term leases	-	-	-
Total cash outflow for leases	311	12	323

	Buildings	Cars	Total
	kEUR	kEUR	kEUR
Right-of-use assets on January 1, 2019	-	-	-
Additions to right-of-use assets	2,372	25	2,397
Depreciation of right-of-use assets	161	1	163
Right-of-use assets on December 31, 2019	2,211	24	2,235

Interest expense on lease liabilities	22	1	23
Expense relating to short-term leases	84	-	84
Total cash outflow for leases	271	5	276

The depreciation expenses for right-of-use assets amounting to kEUR 415 (2020: kEUR 313, 2019: kEUR 163) are included in research and development (kEUR 192, (2020: kEUR 144, 2019: kEUR 61) selling and distribution costs (kEUR 45, 2020r: kEUR 77, 2019: kEUR 56) and general and administrative expenses (kEUR 178, 2020: kEUR 92, 2019: kEUR 46). Interest expenses for lease agreements are presented as part of interest and other expenses.

At the end of the reporting period, Sono Group has lease commitments for short-term leases of kEUR 4 (previous year: kEUR -). At the end of both the reporting period and the prior fiscal year, there were no obligations from sale and lease back transactions or leasing of low-value assets. In the reporting period, expenses relating to variable lease payments not included in the measurement of lease liabilities amounted to kEUR 16.

The below table presents the maturity profiles of future lease payments:

kEUR	< 1 year	1 to 5 years	>5 years

Buildings	488	1,988	810
Cars	15	12	-
Total December 31, 2021	503	2,000	810

kEUR	< 1 year	1 to 5 years	>5 years

Buildings	311	1,302	421
Cars	12	24	-
Total December 31, 2020	323	1,326	421

The Group has entered several leasing agreements for buildings that offer an extension option. In all of these cases, Management has determined that the Group is reasonably certain to exercise the extension option. Therefore, the extension options were included in determining the carrying amounts of the lease liabilities and right-of-use assets for these buildings.

Sono Group does not act as a lessor or sublessor in any lease agreements.

7.4	Other noncurrent financial assets

Other noncurrent financial assets as of December 31, 2021 (kEUR 91; previous year: kEUR 41) consist solely of security deposits. For details on expected credit losses, please refer to note 8.1.2 Credit risk.

7.5	Other current financial assets

The below table displays information on financial instruments included in other current financial assets:

	Dec. 31, 2021	Dec. 31, 2020
	kEUR	kEUR

PayPal reserve	6,000	4,655
Receivables from crowdfunding and deposits	169	179
Debtors creditors	26	539
Current trade receivables	20	-
Current receivables (affiliated companies)	11	11
Other	7	20

Total	6,233	5,404

The PayPal reserve in 2021 relates to the reclassification of the specific reserve imposed by PayPal due to the crowdfunding campaign from cash to other current financial assets. In February 2022, the reserve amounting to kEUR 5,900 was released and transferred to the current bank account of Sono Group. Sono Group expects a repayment of the remaining kEUR 100 within 12 months after the balance sheet date. Therefore, the PayPal reserve is classified as current.

7.6	Other current non-financial assets

Other current non-financial assets as of December 31, 2021 (kEUR 3,236; previous year: kEUR 579) mainly consist of receivables for VAT and other taxes (kEUR 2,069, previous year: kEUR  257) and prepaid expenses mainly for software (kEUR 669, previous year: kEUR 256).

7.7	Cash and cash equivalents

Cash and cash equivalents include the following amounts:

	Dec. 31, 2021	Dec. 31, 2020
	kEUR	kEUR

Bank balances	132,947	43,266
Allowance for expected credit losses	(8)	(2)
Total	132,939	43,264

For details on expected credit losses, please refer to note 8.1.2 Credit risk.

7.8	Equity

Total equity of Sono Group comprises subscribed capital, capital reserves, other reserves and accumulated deficit. The subscribed capital amounts to kEUR 8,735 (previous year: kEUR 6,468) and represents 73,577,641 (previous year: 35,803,197) fully paid-in member shares with a par value of EUR 0.06 (ordinary shares, previous year: EUR 0.06) and EUR 1.50 (high voting shares, previous year: EUR 1.50). Capital reserves include any amounts paid in by the owners that exceed the member shares’ par value. Other reserves include mainly effects from equity-settled stock-option. Accumulated deficit consists of losses from prior periods.

In the reporting year, the following events with regard to equity took place:

During the first half of fiscal year 2021, an amount of 68,136 new ordinary shares have been issued to two new investors.

At the general meeting on November 8, 2021, the shareholders of Sono Group agreed to a resolution to issue bonus shares according to which all shareholders of Sono Group received an additional amount of 0.71 ordinary shares with a par value of EUR 0.06 for each share they held at the time, regardless of their voting rights, financed by deducting the nominal amount from capital reserves (in total: 25,468,644 ordinary shares). The stock options from the "Conversion Stock Option Program 2020" were increased in the same proportion. In line with this resolution, the issue of bonus shares was implemented immediately prior to the execution of the Underwriting Agreement related to the IPO between Sono Group and Berenberg Capital Markets LLC and Craig-Hallum Capital Group LLC as underwriters.

Moreover, the shareholders agreed to extend the authorization of Sono Motors’ Management Board to issue shares in the Company's capital (irrespective of the class concerned) and/or to grant rights to subscribe for those shares up to the authorized share capital as included in the Company's articles of association from time to time and to limit and/or exclude pre-emption rights in relation thereto for a period of another five years after the execution of the underwriting agreement. The authorized share capital amounts to kEUR 25,200,000 (320,000,000 ordinary shares with a par value of EUR 0.06 and 4,000,000 high-voting shares with a par value of EUR 1.50). The shareholders also agreed to extend the resolution for the Company to acquire fully paid-up shares (irrespective of the class concerned) and/or depository receipts for those shares for another 18 months after the execution of the underwriting agreement. The underwriting agreement was executed on November 16, 2021.

In the IPO on November 17, 2021, Sono Group offered 10,000,000 ordinary shares with a par value of EUR 0.06 at a price of USD 15.00 each. The underwriters had an additional greenshoe option to 1,500,000 ordinary shares with a par value of EUR 0.06 at a price of USD 13.95 each. All offered shares were sold and the underwriters exercised their greenshoe option. In total, Sono Group raised kUSD 160,425 (kEUR 142,334) through the IPO, after underwriting discounts and commissions. In accordance with IAS 32, further transaction costs of the IPO were recognized directly in equity as a deduction from capital reserves. The total amount of IPO-related transactions costs deducted from capital reserves is kEUR 2,825. The recognition of transaction costs included an amount of kEUR 135 that was directly attributable to the planned IPO and therefore had been deferred in a separate line item in fiscal year 2020.

Upon the IPO, the mandatory convertible notes issued in 2020 (carrying amount: kEUR 9,661) were fully converted into equity. The investors of the mandatory convertible notes received a total of 737,664 ordinary shares with a par value of EUR 0.06 per share. For further details on the mandatory convertible notes, see note 7.10.1 Financial liabilities overview.

The settlement payment conditional to one of the owners of Sono N.V. was due upon completion of the IPO. The corresponding liability was debited to other reserves (please refer to note 7.10.1 Financial liabilities overview).

Regarding changes in equity due to share-based compensation see note 9.3 Remuneration based on shares (share-based payment).

In the previous year, the following events with regard to equity took place:

At the general meeting on November 25, 2020, the owners agreed to a capital increase against contribution in cash in the nominal amount and part of the loan claims (settlement agreement, see note 7.10.2 Other noncurrent financial liabilities) as contribution in kind at the level of Sono N.V.

For the reorganization of the structure of Sono Motors and Sono N.V. we refer to note 1 General information. In the course of the reorganization, a split of the shares (30,588,000, par value ordinary shares of EUR 0.06) and a conversion of high voting shares (3,000,000, par value high voting shares of EUR 1.50) has taken place, including an increase in share capital of kEUR 1,835 and kEUR 4,500 as well as an offsetting effect in the capital reserve (kEUR -1,835 and kEUR -4,500).

The capital increase resulting from the settlement agreement and the issuance of new shares (480,000 and 1,735,197 new shares, respectively) as well as the modification of the original liability amounting to kEUR 1,427 and kEUR 38,200 on December 10, 2020 (closing date of issuance of new shares) resulted in an increase in subscribed capital of kEUR 133 and a corresponding increase in capital reserves of kEUR 37,302, net of tax after deducting transaction costs of kEUR 2,192. Management of Sono N.V. has determined that transaction costs of kEUR 135, which were directly attributable to the planned IPO in 2021, were to be deferred in a separate line item and not deducted from equity at the time. The deferral was derecognized at time of the IPO in November 2021. For the settlement agreement please see note 7.10.2 Other noncurrent financial liabilities.

For the increase in the other reserves (kEUR 32,160) due to the new equity-settled employee participation program (Conversion Stock Option Program or CSOP), please see note 4.11 Share-based payment and 9.3 Remuneration based on shares (share-based payment).

Under Dutch law, Sono Group’s authorized shared capital is the maximum capital that can be issued without amending the articles of association. As of December 31, 2020, the authorized shared capital amounts to kEUR 25,200 representing 320,000 ordinary shares and 4,000,000 high voting shares. The high voting shares carry the same economic rights entitlements as the ordinary shares and only carry different voting rights.

7.9	Advance payments received from customers

	Dec. 31, 2021	Dec. 31, 2020
	kEUR	kEUR

Advance payments received from customers	44,756	38,972
	44,756	38,972

Depending on the general terms and conditions, in some cases, a cancellation by the customer is possible in less than twelve months. Customers may provide their advance payments in several installments, the latest of which determines the applicable cancellation policy. As of December 31, 2021, for customers who made their latest installment on or before November 25, 2020, cancellation is possible at any time. For customers who made their latest installment later than November 25, 2020, but before November 3, 2021, cancellation is possible on July 1, 2023, or later. For customers who made their latest installment on or after November 3, 2021, cancellation is possible on January 1, 2024, or later. Deviating from these conditions, in November 2020, Sono Group approached all German-speaking customers that had made their latest installment during the crowdfunding campaign from December 1, 2019, until and including January 20, 2020, and asked them to accept a change in the terms and conditions to waive their cancellation right until December 31, 2022. In effect, those customers who accepted the change may cancel their advance payment on January 1, 2023, or later.

As of December 31, 2021, currently 28% are cancelable, 58% will be cancelable from January 1, 2023, 13% will be cancelable from July 1, 2023, and 1% will be cancelable from January 1, 2024. The percentages calculated are based on the nominal values of the advance payments excluding IFRS adjustments (interest effect).

As of December 31, 2020, 11% were cancelable at the time, 1% was cancelable from January 1, 2021, 21% was cancelable from January 1, 2022, 66% was cancelable from January 1, 2023, and 1% was cancelable from July 1, 2023.

Sono Group expects to begin recognizing revenue from the sale of the car in the second half of 2023 after expected start of production.

The table below shows the changes in the advance payments received from customers:

	Balance as of	Additions	Repayment	Net interest	Balance as of
	Jan. 1, 2021				Dec. 31, 2021
	KEUR	kEUR	kEUR	kEUR	kEUR

Advance payments received from customers	38,972	5,198	(912)	1,498	44,756
	38,972	5,198	(912)	1,498	44,756

	Balance as of	Additions	Repayment	Net interest	Balance as of
	Jan. 1, 2020				Dec. 31, 2020
	KEUR	kEUR	kEUR	kEUR	kEUR

Advance payments received from customers	11,164	30,565	(4,117)	1,360	38,972
	11,164	30,565	(4,117)	1,360	38,972

7.10	Financial liabilities

7.10.1	Financial liabilities overview

The below table shows the changes in loans and participation rights:

Nominal amounts	Loan 1	Loan 2	Loan 3*	Subordinated loans (crowd-funding)	Manda-tory con-vertible Notes	Participation rights	Total
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR
Jan. 1, 2020**	-	295	2,590	1,967	-	1,383	6,235
Addition	1,225	-	-	2,795	6,800	-	10,820
Accrued interest	46	12	277	101	-	-	435
Repayment	-	(107)	(1,219)	(1,731)	-	-	(3,058)
Conversion to equity	-	-	(1,648)	-	-	-	(1,648)
Dec. 31, 2020	1,271	200	-	3,131	6,800	1,383	12,784
Addition	-	-	-	-	-	-	-
Accrued interest	50	-	-	174	-	52	276
Repayment	(36)	(200)	-	(805)	-	(1,435)	(2,475)
Conversion to equity	-	-	-	-	(6,800)	-	(6,800)
Dec. 31, 2021	1,285	-	-	2,500	-	-	3,785

*	Shareholder transaction in 2020
**	including nominal interest accrued in previous periods if applicable

Carrying amounts	Loan 1	Loan 2	Loan 3*	Subordinated loans (crowd-funding)	Manda-tory convertible Notes	Participation rights	Total
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR

Jan. 1, 2020	-	295	2,583	2,026	-	1,346	6,250
Initial recognition	1,225	-	-	2,714	6,800	-	10,739
Subsequent measurement	46	12	284	53	59	28	482
Derecognition	-	(107)	(1,219)	(1,731)	-	-	(3,058)
Conversion to equity	-	-	(1,648)	-	-	-	(1,648)
Dec. 31, 2020	1,271	200	-	3,062	6,859	1,374	12,766
Initial recognition	-	-	-	-	-	-	-
Subsequent measurement	14	-	-	58	2,802	62	2,936
Derecognition	-	(200)	-	(655)	-	(1,436)	(2,291)
Conversion to equity	-	-	-	-	(9,661)	-	(9,661)
Dec. 31, 2021	1,285	-	-	2,465	-	-	3,750

*	Shareholder transaction in 2020

Loan 1

Loan 1 consists of nine individual loans with an aggregate nominal value of kEUR 1,225, and interest rate of 4% p.a. and a maturity in December 2023. For six of these loans, Sono Group agreed with the lender to accrue interest until the end of the term of the liability without compounding instead of paying out interest each year.

Loan 2

Loan 2 included two loans with a nominal value of kEUR 185 and kEUR 100, respectively, and an annual interest rate of 4% p.a. each. These loans were repayable including interest at maturity in December 2020. The loan with the nominal amount of kEUR 185 had not been repaid as of December 31, 2020, but was paid back on January 5, 2021.

Loan 3 (including settlement agreement)

Loan 3 included a loan with a contractual two-year term with an interest rate of 12% p.a. and a total nominal value of kEUR 2,500. Following a settlement agreement in November 2020, part of the loan was paid back to the capital providers, while the remaining amount was converted into ordinary shares of Sono N.V. for an additional cash payment of kEUR 29. In addition, Sono N.V. agreed to pay one of the capital providers a total amount of kEUR 250 in five equal monthly installments starting in December 2020 and one lump sum payment of kEUR 250 after a successful IPO of Sono N.V. This modification of the original liability resulted in derecognition of the unpaid liability and a recognition of a new liability for the five installments. The effect of the modification was recorded in equity as it resulted from the relationship with a shareholder. The total amount recognized in equity due to the settlement agreement was kEUR 1,427. The IPO in November 2021 triggered the second settlement payment. As of the reporting date, the payment has not been made. The outstanding amount (kEUR 250) is presented in trade and other payables as the outstanding amount for the first payment (kEUR 200) in the previous year (see note 7.11 Trade and other payables).

Subordinated loans (crowdfunding)

The crowdfunding loans consisted of several crowdfunding loans with interest rates of 6% p.a. and different terms, varying between less than one year and up to 4 years. The issuing period ended in December 2020.

Mandatory convertible notes

In December 2020, Sono Group issued mandatory convertible notes with a nominal value of kEUR 6,800. According to the contract, conversion was mandatory upon the occurrence of certain events, including, an IPO of Sono Group. Upon the successful IPO in November 2021, these notes (carrying amount: kEUR 9,661) were fully converted into equity (for details on the IPO, please refer to note 1 General information and note 7.8 Equity). The investors of the mandatory convertible notes received a total of 737,664 ordinary shares with a par value of EUR 0.06 per share. The par value of the shares (kEUR 44) was recognized in subscribed capital, while the remainder (kEUR 9,617) was recognized in capital reserves.. Accordingly, the financial liability relating to the notes was derecognized.

Participation rights

Between October 2018 and November 2019, Sono Motors issued participation rights with a total face value of kEUR 1,383 that bore a fixed interest rate of 3.5% p.a., plus a one-time bonus payment at maturity of 0.52% p.a. of the face value for each 1,000 cars reserved by potential customers between October 18, 2018 and December 31, 2019. More than 2,000 reservations were made during that period; as of December 31, 2020, the carrying amount of the liability includes the one-time bonus payment. The participation rights including the bonus payment were repaid in full in the reporting period.

7.10.2	Other noncurrent financial liabilities

The below table displays details on items included in other noncurrent financial liabilities:

	Dec. 31, 2021	Dec. 31, 2020
	kEUR	kEUR

Loans and participation rights	3,718	3,665
Lease liabilities	2,635	1,669
	6,353	5,335

For further details regarding the conditions of the other noncurrent financial liabilities, we refer to note 7.10.1 Financial liabilities overview.

7.10.3	Current financial liabilities

The below table displays details on items included in current financial liabilities:

	Dec. 31, 2021	Dec. 31, 2020
	kEUR	kEUR

Current other financial liabilities
Loans and participation rights	31	2,240
Mandatory convertible notes	-	6,859
Lease liabilities	441	289
	472	9,388

For further details regarding the conditions of the other financial liabilities, we refer to note 7.10.1 Financial liabilities overview.

7.11	Trade and other payables

The below table displays details on items included in trade and other payables:

	Dec. 31, 2021	Dec. 31, 2020
	kEUR	kEUR

Trade payables	6,866	2,642
Other payables	715	232
	7,582	2,874

Trade payables refer to purchased goods, assets and services. Other payables mainly refer to outstanding short-term employee benefits (kEUR 383) and second payment resulting from a settlement agreement (kEUR 250). In the previous year, other payables mainly related to the first payment resulting from the settlement agreement (kEUR 200). Please refer to note 7.10.2 Other noncurrent financial liabilities and note 7.8 Equity, respectively.

7.12	Current other liabilities

The below table displays details on items included in other current liabilities:

	Dec. 31, 2021	Dec. 31, 2020
	kEUR	kEUR

Accruals and deferrals	2,011	1,463
Employee tax liabilities (wage and church tax)	372	146
Tax liabilities (VAT taxes and interest)	109	80
	2,492	1,689

Accruals and deferrals as of December 31, 2021 contain mainly accrued vacation payments to employees (kEUR 857), accrued expenses for pending invoices (kEUR 751) and accruals of kEUR 144 (previous year: kEUR 65) for statutory levies.

7.13	Provisions

The table below presents information on the movements and carrying amounts of provisions over the course of the reporting period.

	Balance as of	Usage	Reversals	Additions	Balance as of
	Jan. 1, 2021				Dec. 31, 2021
	KEUR	kEUR	kEUR	kEUR	kEUR

Other provisions	-	-	-	65	65
Personnel costs	-	-	-	-	-
Financial statements	111	(111)	-	2,137	2,137
	111	(111)	-	2,202	2,202

	Balance as of	Usage	Reversals	Additions	Balance as of
	Jan. 1, 2020				Dec. 31, 2020
	KEUR	kEUR	kEUR	kEUR	kEUR

Other provisions	-	-	-	-	-
Personnel costs	584	(584)	-	-	-
Financial statements	52	(46)	-	105	111
	636	(630)	-	105	111

Provisions for financial statements include audit fees and advisory services for the preparation of financial statements in accordance with Form 20-F.

In the reporting period, Sono Group cancelled a supplier contract related to the delivery of assets intended for the tooling of batteries, for which advance payments had been recognized in 2020. It cannot be ruled out that the supplier of the tool will still assert additional claims from this, but Sono Group considers a successful claim unlikely. For further details, please refer to note 7.2 Property, plant and equipment.

8	Disclosure of financial instruments and risk management

8.1	Type and management of financial risks

8.1.1	General information

Sono Group is exposed to certain financial risks with respect to its financial assets and liabilities and the transactions associated with its business model. These risks generally relate to credit risks, liquidity risks and market risks (especially interest rate risk and foreign exchange rate risk).

The aim of risk management is to limit the potential negative impact on expected cash flows and take advantage of any opportunities that arise.

8.1.2	Credit risk

Credit risk is managed by Sono Group’s finance department. Credit risk arises from cash and cash equivalents and other financial assets. To limit credit risk, cash deposits and investments are placed only with reputable financial institutions, based on a qualitative assessment by Sono Group’s finance department under consideration of the creditworthiness of the financial institutions. Consequently, the risk of default is considered to be low.

For the reporting year and the previous year, there were no significant increases in credit risks for financial assets (no transfer from Stage 1 to Stage 2). Therefore, the loss allowance for all financial assets is measured at an amount equal to 12-month ECL (Stage 1). 12-month ECL is determined using external credit ratings as well as external recovery rates.

The table below reconciles the opening and ending balance for loss allowances for other current and noncurrent financial assets as well as cash and cash equivalents as of December 31:

Total
kEUR

Opening loss allowance as at January 1, 2020	-
Additions recognized in profit or loss during the period	6
Utilization	-
Closing loss allowance as at December 31, 2020	6

Opening loss allowance as at January 1, 2021	6
Additions recognized in profit or loss during the period	6
Utilization	(2)
Closing loss allowance as at December 31, 2021	10

The main driver of the increase in the loss allowance was the increase in exposure to credit risk for bank balances.

The table below displays the gross carrying amount of other current and noncurrent financial assets as well as cash  and cash equivalents by credit risk rating grades.

	Credit risk rating grade	Gross carrying amount (12m ECL)
		kEUR

December 31, 2020	Risk class 1	48,715
December 31, 2021	Risk class 1	139,273

8.1.3	Liquidity risk

Liquidity risk is the risk that Sono Group will encounter difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Sono Group mainly relies on equity financing from shareholders and private investors and participation rights. Although the IPO proceeds have served to increase the Group’s level of liquidity in 2021, lack of additional external financial support and any reclaims of the advance payments received from customers could expose Sono Motors to a risk of going concern. The ability to obtain further financing is highly dependent on further progress in the development of Sono Motors’ core product and successful communication to potential external investors. Reclaims of the advance payments received from customers are possible because, according to the applicable terms and conditions, customers can choose between reclaiming their advance payment or purchasing the vehicle at the time Sono Motors offers a purchase contract for the vehicle. Based on the specific terms of the agreement between Sono Motors and the customer, some customers may also reclaim their advance payments earlier. For details on advance payments received, please refer to note 7.9 Advance payments received from customers.

As of the reporting date, Management concludes that Sono Group’s liquidity risk is high. Despite the successful IPO in November 2021, there are substantial uncertainties related to events or conditions regarding Sono Group’s ability to obtain future financing that cast significant doubt upon the Group’s ability to continue as a going concern (see note 4.13.1 Going concern for further details). Therefore, Sono Group’s liquidity management focuses on the availability of cash and cash equivalents for operational activities and further investments by means of timely and thorough budget planning and appropriate reactions to expected cash restrictions.

Sono Group has established an appropriate approach to managing short-, medium- and long-term financing and liquidity requirements. It manages liquidity risks by holding appropriate reserves, as well as by monitoring forecasted and actual cash flows. To monitor the availability of liquidity, cash flow forecasts are developed on a regular basis. Based on these cash flow forecasts, a run rate, which displays the period Sono Motors is able to carry on its current operations without additional financing, is determined. As a safeguard for legal risks associated with liquidity issues, external legal advice has been sought in order to comply with German insolvency laws.

The table below summarizes the maturity profile of Sono Group’s financial liabilities based on contractual undiscounted payments:

	Carrying amount	< 1 year	1 to 5 years	>5 years
	kEUR	kEUR	kEUR	kEUR

Trade and other payables	7,582	7,582	-	-
Loans and participation rights	3,749	186	4,134	-
Lease liabilities	3,076	503	2,000	810
Mandatory convertible notes	-	-	-	-
Total December 31, 2021	14,407	8,271	6,134	810

	Carrying amount	< 1 year	1 to 5 years	>5 years
	kEUR	kEUR	kEUR	kEUR

Trade and other payables	2,874	2,874	-	-
Loans and participation rights	5,905	2,489	4,260	-
Mandatory convertible notes	6,859	9,286	-	-
Lease liabilities	1,958	323	1,326	421
Total December 31, 2020	17,596	14,972	5,586	421

8.1.4	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Sono Group’s exposure to the risk of changes in market interest rates relates primarily to cash and cash equivalents, as financial liabilities bear no or fixed interest rates. Due to persistently low interest rates, Sono Group is exposed to the risk of being charged negative interest rates on its bank deposits at a fixed interest rate. In the reporting period, negative interest charges amount to kEUR 156 (2020: kEUR 49; 2019: kEUR -).

8.1.5	Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to currency risk relates to the amount of cash received in the IPO and trade payables in a currency other than the functional currency of the Group, although supplier contracts have short payment terms. Management manages currency risk by closely monitoring account balances in foreign currencies and exchange rates to assess the exposure to currency risk on an ongoing basis and reacting accordingly if necessary.

At the end of the reporting period, Sono Group had the following amounts of cash in foreign currencies.

Cash	December 31, 2021		December 31, 2020
	k units	kEUR	k units	kEUR
USD	30,425	26,877	-	-
		26,877	-	-

At the end of the reporting period, Sono Group had the following trade payables in foreign currencies.

Trade payables	December 31, 2021		December 31, 2020
	k units	kEUR	k units	kEUR
CNY	6,616	916	-	-
USD	144	127	-	-
SEK	120	12	-	-
GBP	1	2	-	-
		1,057	-	-

At the end of the reporting period and of the previous year, Sono Group had no trade and other receivables in foreign currencies. There were no hedging relationships at the end of the respective periods.

Based on the respective exchange rates at the end of the reporting period, a hypothetical appreciation of the EUR compared to the foreign currencies of 10 percent would have resulted in the following effect on consolidated profit before taxes and equity.

EUR appreciation of 10%	December 31, 2021	December 31, 2020
	kEUR	kEUR
USD	(2,432)	-
CNY	83	-
SEK	1	-
GBP	-	-
	(2,348)	-

Based on the respective exchange rates at the end of the reporting period, a hypothetical depreciation of the EUR compared to the foreign currencies of 10 percent would have resulted in the following effect on consolidated profit before taxes and equity.

EUR depreciation of 10%	December 31, 2021	December 31, 2020
	kEUR	kEUR
USD	2,972	-
CNY	(102)	-
SEK	(1)	-
GBP	-	-
	2,869	-

8.2	Capital management

For the purpose of Sono Group’s capital management, capital includes share capital and all other equity reserves attributable to equity holders. The total amount of capital in the reporting year was kEUR 83,439 (previous year: kEUR -5,026). The primary objective of Sono Group’s capital management is to maximize shareholder value through investment in its development activities.

Based on the current stage of the business cycle of Sono Motors’ products, the electric vehicle Sion, the Sono Digital App and Sono Solar, the Group relies almost exclusively on external financing until the start of production.

For information on the capital raised in 2021, please refer to Note 7.8 Equity.

8.3	Additional information on financial instruments

8.3.1	Offsetting of financial assets and liabilities

Sono Motors neither applies offsetting in the balance sheet nor has any instruments that are subject to a legally enforceable master netting arrangement or a similar agreement.

8.3.2	Carrying amounts and fair values

The table below displays information on fair value measurements, carrying amounts and categorization of financial instruments of Sono Group.

	December 31, 2021
kEUR	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Security deposits	91	AC	89	2
Current financial assets
Other financial assets
Paypal reserve	6,000	AC	n/a*	n/a
Receivables from crowdfunding and deposits	169	AC	n/a*	n/a
Debtor creditors	26	AC	n/a*	n/a
Current trade receivables	20	AC	n/a*	n/a
Current trade receivables (affiliated companies)	11	AC	n/a*	n/a
Other	7	AC	n/a*	n/a
Cash and cash equivalents	132,939	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans and participation rights	3,718	FLAC	3,466	3
Lease liabilities	2,635	-	-	-
Current financial liabilities
Financial liabilities
Loans and participation rights	31	FLAC	n/a*	n/a
Lease liabilities	441	-	-	-
Mandatory convertible notes	-	FVTPL	-	-
Trade and other payables	7,582	FLAC	n/a*	n/a

*	The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

	December 31, 2020
kEUR	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Deposits	41	AC	42	2
Current financial assets
Other financial assets
PayPal reserves	4,655	AC	n/a*	n/a
Debtor creditors	539	AC	n/a*	n/a
Receivables from crowdfunding and deposits	179	AC	n/a*	n/a
Other	31	AC	n/a*	n/a
Cash and cash equivalents	43,264	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans and participation rights	3,665	FLAC	3,308	3
Lease liabilities	1,669	-	-	-
Current financial liabilities
Financial liabilities
Loans and participation rights	2,240	FLAC	n/a*	n/a
Lease liabilities	289	-	-	-
Mandatory convertible notes	6,859	FVTPL	6,859	3
Trade and other payables	2,874	FLAC	n/a*	n/a

*	The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

The carrying amounts of each of the categories listed above as defined according to IFRS 9 as of the reporting dates were as follows:

	Dec. 31, 2021	Dec. 31, 2020
	kEUR	kEUR

Financial assets measured at amortized cost (AC)	139,263	48,709
Financial liabilities measured at amortized cost (FLAC)	11,331	8,779
Financial liabilities measured at fair value through profit or loss (FVTPL)	-	6,859

All financial assets and liabilities for which the fair value is measured or disclosed in the consolidated financial statements are categorized according to the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Inputs use quoted prices in active markets for identical assets or liabilities

•	Level 2 — Inputs are inputs, other than quoted prices included in Level 1, which are directly or indirectly observable

•	Level 3 — Inputs are unobservable and have values estimated by management based on market participant assumptions which are reasonably available

Due to their short-term nature, the carrying amounts of the cash and cash equivalents and other current financial assets and liabilities approximate their fair value. The fair value of noncurrent financial assets and liabilities is determined by applying the discounted cash flow method (valuation technique). In doing so, future cash flows resulting from the financial asset or liability are discounted using an interest rate derived from an estimated credit rating. In case of noncurrent financial assets, the counterparties are reputable financial institutions, thus credit risk has no significant influence on fair value, which leads to a classification as level 2 fair value.

At the end of fiscal year 2021, Management has determined that the fair values of noncurrent financial liabilities at amortized cost are classified as level 3 as the credit rating is a non-observable input factor with significant influence on the fair value.

At the end of fiscal year 2021, there were no financial liabilities at fair value through profit or loss. In the previous year, management determined that the fair values of financial liabilities at fair value through profit or loss, which consisted solely of mandatory convertible notes, were classified as level 3 as the assumptions for future payouts were non-observable input factors with significant influence on the fair value.

The finance department of Sono Group performs valuations including level 3 fair value measurements. In the reporting period, level 3 fair value measurements only relate to the mandatory convertible notes. Discussions of valuation processes and results are held between the CFO and the valuation team as well as external consultants.

The main level 3 inputs used by the Group are derived and evaluated as follows:

•	Discount rates for financial liabilities reflect current market assessments of the time value of money and the risk specific to the liabilities.

•	Expected cash outflows are estimated based on contractual terms and the Management’s knowledge of probabilities of possible contractual payouts.

The following table summarizes the quantitative information about significant unobservable inputs used in level 3 fair value measurement:

Description	Fair value at		Unobservable input	Range of inputs (most likely outcome)	Relationship of unobservable inputs to fair value
	Dec. 31, 2021	Dec. 31, 2020		Dec. 31, 2021
	kEUR	kEUR
Mandatory convertible notes	-	6,859	n/a	n/a	n/a

Description	Fair value at		Unobservable input	Range of inputs (most likely outcome)			Relationship of unobservable inputs to fair value
	Dec. 31, 2020	Dec. 31, 2019		Dec. 31, 2020
	kEUR	kEUR
Mandatory convertible notes	6,859	-	Probability of an 'exit event' in the second quarter of 2021	50%	-	100%	An increase of the probability to 100 % would increase FV by kEUR 2,170.
					(75%)		A decrease of the probability to 50 % would decrease FV by kEUR - 2,170.

The following table presents the changes in level 3 fair values relating to the mandatory convertible notes for the period ended December 31, 2021 and December 31, 2020:

	Dec. 31, 2021	Dec. 31, 2020
	kEUR	kEUR

Balance at beginning of year	6,859	-
New transactions	-	6,800
Amount presented in other comprehensive income (OCI)	(16)	21
Amount presented in profit or loss (interest and other expenses)	2,818	38
Payment for fractional shares	-	-
Conversion to equity	(9,661)	-
Transfer from OCI to accumulated deficit		-
Other comprehensive income	(5)	-
Accumulated deficit	5	-
Balance at end of year	-	6,859

For the mandatory convertible notes, the cumulative change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is kEUR 16 (2020: kEUR -21; 2019: kEUR -). The difference between the financial liability’s carrying amount and the amount Sono Group would be contractually required to pay at maturity is kEUR - (previous year: kEUR 1,662).

8.3.3	Income and expenses

Total interest income and total interest expense are calculated by applying the EIR method to the gross carrying amount of financial assets and liabilities measured at amortized cost. Total interest income and expenses were as follows:

	2021	2020	2019
	kEUR	kEUR	kEUR

Total interest expense for financial assets at amortized cost	156	43	1
Total interest expense for financial liabilities at amortized cost	319	560	287

The presented total interest expense for financial assets at amortized cost is included in other general and administrative expenses as it results from negative interest charges.

The table below shows the net gains or losses of financial instruments by measurement categories:

	2021	2020	2019
	kEUR	kEUR	kEUR

Net loss for financial assets at amortized cost	162	49	1
Net loss for financial liabilities at amortized cost	319	560	287
Net loss for financial liabilities at fair value through profit or loss	2,802	59	-

Net losses for financial assets at amortized cost include changes in the loss allowance as well as losses from interest expenses due to negative interest charges. Net losses for financial liabilities at amortized cost include interest expenses.

Net losses for financial liabilities at fair value through profit or loss include changes in the fair value measurement of mandatory convertible notes, including fair value changes due to own credit risk.

9	Other disclosures

9.1	Defined contribution plans (government-run pension plans)

Sono Motors makes payments under defined contributions plans, related to government-run pension plans. In the financial year 2021, the total expense recognized amounted to kEUR 1,047 (2020: kEUR 491; 2019: kEUR 329).

9.2	Government grants

In fiscal year 2021, other operating income includes an amount of kEUR 71 (2020: kEUR 68; 2019: kEUR 15) related to a grant that Sono Motors received from the EU to promote the development of open-source hardware as part of the “OPEN_NEXT” project. There are no unfulfilled conditions or other contingencies attached to these grants. Sono Motors did not benefit from any other forms of government assistance.

The “OPEN_NEXT” grant is divided into pre-financing, interim and a final payment. The pre-financing amounts to kEUR 136 and was received by Sono Motors in two installments paid out in 2019 and 2020, each payment amounting to kEUR 68. The grant has the purpose to reimburse Sono Motors for direct personnel costs, direct costs of subcontracting, other direct costs and indirect costs in relation to the development of open-source hardware in the form of company-community collaborations. The payments are deferred and recognized in profit and loss over a period of 18 months each to match them with the costs that they are intended to reimburse. In 2021, one interim grant payment of kEUR 18 was received and recognized in other operating income. The final payment amount depends on the total cost incurred by Sono Motors and will be received in 2023. Due to its inherent uncertainty, it was not recognized in the Group’s consolidated financial statements.

9.3	Remuneration based on shares (share-based payment)

9.3.1	Staff members and managers

In the first half of 2018, management of Sono Motors has set up two similar employee participation programs for staff members and selected managers. The employee participation programs are based on virtual shares. The virtual share of each employee is determined based on a point system (staff members) respectively a percentage defined in the employment contract (manager). The program provides remuneration in form of the right to participate in Sono Motors’ exit proceeds. The remuneration for managers is subject to the fulfillment of specific vesting conditions. In both programs, which have no time limit regarding the ‘exit-event’, the right to receive a remuneration based on the exit proceeds is achieved if 95 % of the shares of Sono Motors are sold and transferred to a new owner or all material assets of Sono Motors (particularly patents) are sold to a third party. Both employee participation programs are accounted for as cash-settled share-based transactions. However, no expense and liability has been recognized because an ‘exit-event’ and consequently a payment was not probable as of December 31, 2020.

In December 2020, Management has offered all participants of the existing employee participation program as well as five additional staff members (one active and four former staff members) to transfer or join the new employee participation program (Conversion Stock Option Program or CSOP), which is equity-settled. Therefore, all participants were asked to leave the current employee participation program by signing a cancellation agreement and to join the new program. As of December 31, 2020, 88 employees, including all management-level employees, have signed the CSOP. All participants of the employee participants program for managers have been transferred to the CSOP by December 31, 2020. Consequently, the employee participants program for managers was obsolete as of December 31, 2020.

The table below shows the current status of the number of employees as of December 31, 2021:

	Cash-settled program	Equity-settled program

Staff members	1	85
Managers	-	3
	1	88

In November 2021, Sono Group successfully completed an IPO and is now listed on the Nasdaq Stock Market.

No expense and liability have been recognized for the one participant remaining in the cash-settled program because management does not consider an IPO an ‘exit-event’ in accordance with the cash-settled employee participation program and consequently does not consider a payment to the remaining participant probable as of December 31, 2021.

Management has determined that an IPO would constitute an ‘exit-event’ according to the CSOP.

For all staff members as well as one manager in the CSOP, all granted share options are fully vested as of December 31, 2021 (also fully vested as of December 31, 2020). They become exercisable one year after an ‘exit-event’. All unexercised share options expire four years after an ‘exit-event’. The weighted average remaining contractual life for the CSOP as of December 31, 2021 is 3.9 years.

Two managers in the CSOP have a vesting period of 36 months (service condition) for their granted share options, beginning at a contractually set date. If the employment of the managers with Sono Motors GmbH, Munich, Germany, ends during the vesting period, a pro rata exercisability of the share options might be granted, depending on contractually agreed good or bad leaver scenarios. After the vesting period all granted share options become exercisable. Other than that, there are no vesting conditions.

Sono N.V. initially measures the fair value of the received services by reference to the fair value of the equity instruments (share options) granted and the number of share options contractually agreed on with each participant. Sono N.V. recognizes the fair value of the services as expenses and a corresponding increase in equity when the services are received. If Sono N.V. and the participant did not agree on service conditions (86 participants) and the participant is unconditionally entitled to the share options, Sono N.V. presumes, that the services have been received on grant date and recognizes the services received in full, with a corresponding increase in equity. If Sono N.V. and the participant did agree on service conditions (two participants), Sono N.V. accounts for the services as they are rendered by the participant during the vesting period, with a corresponding increase in equity.

The following table illustrates the volume of the program, the weighted average fair value at grant date as well as the total expense of the period and the corresponding increase in equity:

December 31, 2021

Number of options granted	1,805,100
Weighted average fair value at grant date (EUR)	19.26
Expense of the period (kEUR)	1,898
Increase in equity (kEUR)	1,898

December 31, 2020

Number of options granted	1,805,100
Weighted average fair value at grant date (EUR)	19.26
Expense of the period (kEUR)	32,160
Increase in equity (kEUR)	32,160

The following table illustrates the number of, and movements in, share options during the year:

2021

January 1, 2021	1,805,100
Granted	-
Forfeited	-
December 31, 2021	1,805,100

2020

January 1, 2020	-
Granted	1,805,100
Forfeited	-
December 31, 2020	1,805,100

The exercise price of all share options will be EUR 0.06.

The fair value of the share options for the equity-settled share-based transactions is measured using Black-Scholes Model and the following inputs:

Input factor

Weighted average share price (EUR)	22.01
Exercise price (EUR)	0.06
Expected volatility	75%
Option life (yrs.)	1.29
Expected dividends (EUR)	0.00
Risk-free interest rate	(0.73)%
Lack of marketability discount	14.39%

The expected life of the share options is based on current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility was based on an evaluation of historical volatilities of comparable listed peer group companies. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

As of December 31, 2020, the full fair value of the options for the participants, who did not agree on service conditions (86 participants) for the new Conversion Stock Option Program, was recognized as a personnel expense as the program for these participants is fully vested. For the participants, who did agree on service conditions (two participants), Sono N.V. recognized the proportionate fair value as a personnel expense as the program for these participants is not yet fully vested.

9.3.2	Supervisory Board

In November 2021, Sono Group established a supervisory board. As of December 31, 2021, the supervisory board consists of five members. The members receive share-based payment based on awarded restricted stock units (“RSU”), as part of their remuneration. RSU is the right to receive, in cash, in assets, in the form of plan shares valued at fair market value (“FMV”), or a combination, the FMV of one share on the exercise date. FMV is the closing price of a Sono share on the relevant date on the principal stock exchange where Sono shares have been admitted for trading. The RSU agreements were signed on November 25, 2021, by four members of the supervisory board and on February 22, 2022, by one member of the supervisory board. The RSU are vested in four equal installments on each relevant anniversary of November 19, 2021, with the fourth installment vesting on the earlier of (a) the fourth anniversary of November 21, 2021 (b) the annual general meeting of the Sono N.V. to be held in 2025 (exercise dates). The RSUs expire on the tenth anniversary of November 19, 2021. The measurement date for the four members was November 25, 2021 and for one member December 31, 2021. There are no contractual performance obligations. Vested tranches of RSUs may be exercised at the option of Sono Group in cash or in the form of ordinary shares. The weighted average remaining contractual life as of December 31, 2021 is 9.9 years.

Sono Group considers the RSU a transaction in which the terms of the arrangement provide Sono Group with a choice of settlement. Management determined that Sono Group does not have an obligation to settle in cash and therefore accounts for the transactions with the requirements applying to equity-settled share-based payment transactions.

Sono N.V. initially measures the fair value of the received services by reference to the fair value of the equity instruments (share options) granted and the number of share options contractually agreed on with member of the supervisory board. Sono N.V. recognizes the fair value of the services as expenses and a corresponding increase in equity when as the services are rendered by the members of the supervisory board during the vesting period, with a corresponding increase in equity.

The following table illustrates the volume of the program, the weighted average fair value at measurement date as well as the total expense of the period and the corresponding increase in equity:

December 31, 2021

Number of options granted	86,411
Weighted average fair value at measurement date (EUR)	14.74
Expense of the period (kEUR)	83
Increase in equity (kEUR)	83

For 2021 Sono N.V. recognized the proportionate fair value as other general and administrative expense.

The following table illustrates the number of, and movements in, share options during the year:

2021

January 1, 2021	-
Granted	86,411
Forfeited	-
December 31, 2021	86,411

The exercise price of all share options will be EUR 0.00.

9.4	Earnings per share

Basic earnings per share is calculated by dividing earnings attributable to Sono N.V. shareholders by the weighted average number of ordinary and high voting shares outstanding during the reporting period. The high voting shares entitle the shareholders to additional voting rights, but not to higher dividend rights.There are currently no factors resulting in a dilution of earnings per share. As a result, basic earnings per share equals diluted earnings per share.

Earnings per share

	2021	2020	2019
	EUR	EUR	EUR

From continuing operations attributable to the ordinary equity holders of the company	(1.07)	(0.97)	(0.18)
	(1.07)	(0.97)	(0.18)

The capital increase and the IPO have resulted in an increase in the number of shares in the reporting year. Moreover, the weighted number of shares was adjusted retroactively in accordance with IAS 33.28 to reflect the issue of bonus shares in 2021. The adjusted weighted number of shares increased to 59,836,824 in the reporting year (2020: 57,684,220; 2019: 56,860,720). Due to the adjustment, reported earnings per share for 2020 have increased from EUR -1.66 to EUR -0.97 (2019: from EUR -0.30 to EUR -0.18).

The options granted under IFRS 2 have not been included in the determination of earnings per share. Details relating to these options are set out in note 9.3 Remuneration based on shares (share-based payment).

9.5	Related parties

Related parties of Sono Group include the following persons as well as their close family members:

●	C-level Management
●	Supervisory Board members

Further, related parties of Sono Group also include the following entities:

●	Sono Motors Management UG
●	Sono Motors Investment UG

Sono N.V. is not controlled by any other entity, but controls Sono Motors GmbH as of December 31, 2021.

The below table displays the compensation of key management personnel:

	2021	2020	2019
	kEUR	kEUR	kEUR

Short-term employee benefits	1,317	558	589
Share-based payments*	1,898	5,829	-
Total compensation	3,215	6,387	589

*	thereof kEUR 2,577 for key management personnel leaving in 2019

Some of the key management personnel do participate in the employee participation program. For details on this program, please refer to note 4.11 Share-based payment and 9.3 Remuneration based on shares (share-based payment).

The table below displays loans and advance payments received from key management personnel and other related parties:

	2021	2020	2019
	kEUR	kEUR	kEUR

Loans from key management personnel (subordinated crowdfunding loan II)	2	2	-
Loans from other related parties	-	199	191
	2	201	191
Advance payments received from key management personnel*	47	52	-
Total	49	253	191

*	for which 10 Sono points have been granted

For the terms and conditions of the subordinated crowdfunding loan II, we refer to note 7.10.2 Other noncurrent financial liabilities.

The main shareholders of Sono N.V. have significant influence over Sono Motors Investment UG, Munich. Therefore, Sono Motors Investment UG is considered a related party. Sono Motors has received a loan amounting to kEUR 185 from Sono Motors Investment UG in 2019. The loan was due December 31, 2020, interest-paying at arm’s length (4 % p.a.) and unsecured. As of December 31, 2020, the loan had not been repaid as of the balance sheet date. Instead, it was paid back on January 5, 2021.

9.6	Reconciliation of changes in liabilities arising from financing activities

The statement of cash flows presents information on the cash flow from operating, financing and investing activities. In fiscal year 2021 and previous years, non-cash financing and investing activities include the acquisition of right-of-use assets (see note 7.3 Right-of-use assets). The table below presents a reconciliation of liabilities arising from financing activities.

	Jan. 1, 2021	Cash flows	Non-cash changes			Dec. 31, 2021
			EIR method	Additions	Other
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR

Financial liabilities*
Loans and participation rights	12,765	(2,187)	30	-	(6,859)	3,749
Lease liabilities	1,958	(378)	-	1,496	-	3,076
	14,723	(2,565)	30	1,496	(6,859)	6,825

*including current and noncurrent financial liabilities

	Jan. 1, 2020	Cash flows	Non-cash changes			Dec. 31, 2020
			EIR method	Additions	Other
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR

Financial liabilities*
Loans and participation rights	6,250	8,330	482	(650)	(1,648)	12,765
Lease liabilities	2,228	(282)	-	12	-	1,958
	8,478	8,049	482	(638)	(1,648)	14,723

*including current and noncurrent financial liabilities

	Jan. 1, 2019	Cash flows	Non-cash changes			Dec. 31, 2019
			EIR method	Additions	Other
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR

Financial liabilities*
Loans and participation rights	2,067	3,710	192	-	281	6,250
Lease liabilities	-	(92)	-	2,320	-	2,228
	2,067	3,618	192	2,320	281	8,478

The column “EIR method” includes both interest paid and non-cash interest expenses.

In the reporting year, other non-cash changes include the transfer of the mandatory convertible notes to equity and the fair-value changes of the mandatory convertible notes. In fiscal year 2020, other non-cash changes include a transfer from debt to equity (kEUR -1,648) in connection with a settlement agreement with a capital provider. For further details, we refer to note 7.10.1 Financial liabilities overview.

9.7	Subsequent events

9.7.1	Production of Sion

Sono Group intends to outsource the Sion’s production to Valmet Automotive in Uusikaupunki, Finland. As of the issuance date of the consolidated financial statements our arrangement with Valmet Automotive is of a preliminary and basic nature and various aspects of our commercial and legal relationship with Valmet Automotive, as well as details of the production of the Sion, will have to be clarified and stipulated in a finalized principal contractual framework with Valmet Automotive in advance of the production of our vehicles.

The change to Valmet Automotive and the development of new production lines leads to a new estimated date for start of production. Accordingly Sono Motors currently projects that it will deliver its first Sion in the second half of 2023. Sono Motors expects to produce and deliver the first Sion in late 2023. The Valmet Automotive facilities in Uusikaupunki allow for the production of a low four-digit volume in 2023, which is expected to be followed by a steady ramp-up over the coming months.The financial impact on the consolidated financial statements resulting from the change to Valmet Automotive cannot be reliably estimated yet.

9.7.2	New employees share-based payment program

Sono Group plans to introduce a new, equity settled ESOP in the second quarter of 2022. The program will be offered to all regular employees except the top management.

The vesting period will go back to 2021. Starting with the second quarter of 2022, management expects the ESOP to have a material impact on the consolidated financial statements of Sono Group. In these consolidated financial statements, no impact of the new ESOP has been considered as the program was not communicated to employees until the second quarter of 2022.The financial impact of the program on the consolidated financial statements cannot be reliably estimated yet.

There may be a new program for the management in the future, but these considerations are at a very early stage.

Approval of these consolidated financial statements

Munich, March 19, 2022

Sono Group N.V.
represented by the Management of Sono Group N.V.

Laurin Hahn                              Jona Christians                         Torsten Kiedel

Thomas Hausch                        Markus Volmer