Form 20-F
period 2022-12-31
Sono Group N.V.
filed 2023-12-26
CIK 1840416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

________________________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Torsten Kiedel

Chief Financial Officer

Sono Group N.V.
Waldmeisterstraße 76
80935 Munich, Germany
+49 (0)89 4520 5818
ir@sonomotors.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Ordinary Shares, par value of €0.06 per share	SEVCQ	The Nasdaq Global Market*

* On December 11, 2023, the issuer received a decision of the Nasdaq Hearings Panel (the “Panel”) advising the issuer that the Panel has determined to delist the issuer’s ordinary shares from The Nasdaq Global Market (“Nasdaq”). Nasdaq informed the issuer that Nasdaq will complete the delisting following the lapse of applicable appeal periods. The issuer does not intend to appeal the Panel’s decision.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

90,946,073 ordinary shares, with a par value of €0.06 and 3,000,000 high-voting shares with a par value of €1.50.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)**

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes  ☐ No ☐

**As described in more detail in this annual report on Form 20-F, since mid-May 2023 the issuer has been involved in preliminary self-administration proceedings under German insolvency law before the local court of Munich, Germany. Since no insolvency plan providing for the distribution of securities has been confirmed by the court, the issuer has not checked either of the boxes above.

INTRODUCTION

We conduct our business through our subsidiary Sono Motors GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung) (the “Subsidiary”). Unless otherwise indicated or the context otherwise requires, the terms “Sono Motors,” “the Companies,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to Sono Group N.V. together with its subsidiary. The “Company” refers to Sono Group N.V. and the “Subsidiary” refers to Sono Motors GmbH.

The Self-Administration Proceedings

Through February 2023, the Subsidiary had primarily focused on, and incurred significant expenses for, the development of its Sion passenger car, which it had envisaged to become an affordable solar electric vehicle (the “Sion”). Due to a lack of available funding as a result of adverse market conditions and other factors, at the end of February 2023, the Companies decided to restructure the Subsidiary’s business model to focus exclusively on retrofitting and integrating solar technology into third-party vehicles going forward. At the same time, we decided to discontinue the Sion passenger car program with immediate effect and notified approximately 250 employees about the termination of their employment. A repayment plan was developed to handle customer claims arising from prior advance payments for Sion reservations.

Following the decision to change the Subsidiary’s business model, we continued to face challenges to obtain financing and, after other financing options failed to materialize, the Company’s management ultimately concluded that the Subsidiary was over-indebted and faced impending illiquidity (drohende Zahlungsunfähigkeit), with the Company, in turn, becoming over-indebted and also facing impending illiquidity. As a consequence, management decided to apply for the opening of the self-administration proceedings with respect to the Company and the Subsidiary (the “Self-Administration Proceedings”) with the goal of sustainably restructuring the Company and the Subsidiary in order to preserve Sono Motors’ business and the legal entities. Accordingly, on May 15, 2023, the Company applied to the insolvency court of the local court of Munich, Germany (the “Court”) to permit the opening of a self-administration proceeding (Eigenverwaltung) pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). On the same day, the Subsidiary applied to the same Court to permit the opening of a self-administration proceeding in the form of a protective shield proceeding (Schutzschirmverfahren) pursuant Section 270 (d) of the German Insolvency Code.

The Self-Administration Proceedings applied for by the Company and the Subsidiary are debtor-in-possession type proceedings under German insolvency law, which are available to businesses in financial distress and typically aim to preserve the business and the entity that are the subject of the proceedings. In these proceedings, management retains control of the operation of the subject company’s business under the supervision of a custodian, who is initially appointed on a preliminary basis (vorläufiger Sachwalter) and is primarily responsible for monitoring the subject company’s compliance with German insolvency law.

On May 17 and May 19, 2023, respectively, the Court admitted the opening of Self-Administration Proceedings with respect to the Company and the Subsidiary on a preliminary basis (the “Preliminary Self-Administration Proceedings”). The Court also appointed preliminary custodians for each of the Company and the Subsidiary in their respective Preliminary Self-Administration Proceedings. On September 1, 2023, the Court opened the Self-Administration Proceedings with respect to the Subsidiary (the “Subsidiary Self-Administration Proceedings”).

The Company has retained SGP Schneider Geiwitz GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft and Schneider Geiwitz Management GmbH Wirtschaftsprüfungsgesellschaft (collectively, “SGP”) to act as advisors in connection with its Preliminary Self-Administration Proceedings, and the Subsidiary has retained Dentons GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft and Dentons Europe (Germany) GmbH & Co. KG (collectively, “Dentons”), to act as advisors in connection with the Subsidiary’s Preliminary Self-Administration Proceedings and the Subsidiary Self-Administration Proceedings.

The business operations of the Company are being continued on a provisional basis under the supervision of its preliminary custodian in the context of its Preliminary Self-Administration Proceedings, and the business operations of the Subsidiary are being continued on a provisional basis under the supervision of its custodian in the context of the Subsidiary Self-Administration Proceedings. Furthermore, a mergers and acquisitions process was initiated to find one or more potential investors to fund and/or acquire all or parts of the Subsidiary’s business and/or the Company’s business in one or more potential M&A transactions (the “M&A Process”).

Parallel to the M&A Process, the Company began discussions with YA II PN, Ltd. (“Yorkville”), the Company’s main creditor apart from the Subsidiary, regarding a new investment. In connection with those discussions, the Company and Yorkville entered into certain investment-related agreements that became effective on November 20, 2023, including a restructuring agreement (the “Restructuring Agreement”) and a funding commitment letter (the “Funding Commitment Letter” and together with the Restructuring Agreement and the ancillary agreements entered into in connection therewith, (the “Yorkville Agreements”), pursuant to which Yorkville has committed to provide financing to the Company subject to the satisfaction of certain conditions precedent (the “Yorkville Investment”). The aim of the Yorkville Agreements and the transactions contemplated therein (the “Transactions”)  is the planned restructuring of the Company and the Subsidiary, which is intended to enable the Company to withdraw its application for its Preliminary Self-Administration Proceedings and to enable the Subsidiary to exit the Subsidiary Self-Administration Proceedings via an insolvency plan, which was filed with the Court on December 7, 2023 for approval by the Subsidiary’s creditors and subsequent confirmation by the Court. The plan sets out how the Subsidiary intends to restructure its debt and procure the inflow of new money, including in connection with the Yorkville Investment, and subsequently exit the Subsidiary Self-Administration Proceedings. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023. The 14-day appeal period started on December 21, 2023. Only one creditor with a claim of €500 declared an appeal during the creditors meeting. No successful appeal actions in regard to the Court’s confirmation are expected by the management.

i

The Companies expect the Yorkville Investment to position them to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit, through the end of 2024. Under the terms of the Yorkville Agreements, the financing will be provided by Yorkville at the closing of the Transactions (the “Closing”) by way of one or more new interest-bearing convertible debenture(s) that will be convertible into ordinary shares of the Company and will mature on July 1, 2025. The Closing is currently expected in late January 2024 and is subject to the satisfaction of certain conditions precedent, including the Company’s filing of this Annual Report on Form 20-F for the year ended December 31, 2022, the Company’s submission of its interim balance sheet and income statement as of June 30, 2023 on Form 6-K to the SEC (the "Interim Report"), the Subsidiary’s insolvency plan becoming legally binding, and the withdrawal of the Company’s application for its Preliminary Self-Administration Proceedings. On December 22, 2023, Yorkville waived the Company's submission of the Interim Report as a condition precedent to the Closing. Apart from the Subsidiary, Yorkville is the Company’s main creditor under convertible debentures that were issued by the Company to Yorkville in an aggregate principal amount of  $31.1 million in December 2022 (the “Existing Convertible Debentures”), see “Item 10. Additional Information—C. Material Contracts—Convertible Debentures”. For more information on the Transactions and the Yorkville Investment, see “Item 4. Information on the Company—B. Business Overview—The Planned Yorkville Investment”.

The Company believes that, subject to the satisfactions of the conditions precedent under the Yorkville Agreements, (other than the withdrawal of the Company’s Preliminary Self-Administration Proceedings), a successful implementation of the Yorkville Investment would (i) enable it to withdraw its application for Self-Administration Proceedings at the Court and (ii) enable the Subsidiary to exit the Subsidiary Self-Administration Proceedings via its plan under the German Insolvency Code, which was approved by its creditors and confirmed by the Court on December 21, 2023.

The Companies’ successful emergence from their respective Self-Administration Proceedings remains subject to a number of contingencies and risks, including, among others, (i) whether the Companies are able to successfully fulfill the conditions precedent to the Closing so as to gain access to the funding offered by Yorkville under the Yorkville Investment (ii) whether the Court’s confirmation of the plan under the German Insolvency Code remains unaffected by any appeals or other challenges that may be raised during the 14-day appeals period that began on December 21, 2023, and (iii) if the Court’s confirmation of the Subsidiary's plan under the German Insolvency Code remains unaffected, whether the plan can be successfully implemented. For more information see “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Self-Administration Proceedings”.

The forward-looking information in this Annual Report is subject to, and qualified in its entirety by, the risk factors discussed herein. For more information see “Item 3. Key Information—D. Risk Factors”.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Financial information is presented in thousands or millions, and percentage figures have been rounded. Rounded total and subtotal figures in tables in this Annual Report may differ marginally from unrounded figures indicated elsewhere in this Annual Report or in the financial statements. Moreover, rounded individual figures and percentages may not produce the exact arithmetic totals and subtotals indicated elsewhere in this Annual Report.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this Annual Report from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, Bloomberg New Energy Finance (“BloombergNEF”), the International Energy Agency (IEA) and the German Federal Ministry for Economic Affairs and Climate Action (Bundesministerium für Wirtschaft und Klimaschutz).

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

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar or comparable expressions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

●	our expectations regarding the Self-Administration Proceedings, the outcomes of which are uncertain;

●

our expectations regarding the Closing of the Yorkville Investment, including our ability to successfully fulfill the conditions precedent to the Closing of the Yorkville Investment and the absence of any Termination Events (as defined herein), and its consequences for the Company’s and the Subsidiary’s Self-Administration Proceedings;

●

if the Yorkville Investment closes, Yorkville might decide to completely change the business setup, including abandoning our technology, turning the Company into a shell company and looking for a business combination candidate that is yet unknown, all of which may create substantial uncertainty;

●

our ability to maintain relationships with lenders, suppliers, customers, employees and other third parties in light of the performance and credit risks associated with our constrained liquidity position and capital structure;

●	the length of time that we may be required to operate under the Self-Administration Proceedings;

●	if the Court’s confirmation of the Subsidiary’s plan under the German Insolvency Code remains unaffected, the Subsidiary’s ability to implement such plan and our ability to successfully preserve and continue our business and operations;

●

the anticipated delisting of our shares from The Nasdaq Global Market (“Nasdaq”), as determined by the Nasdaq Hearings Panel  (the “Panel”) in its delist decision from December 11, 2023 and our ability to have our shares admitted to trading on a stock exchange in the future, including our ability to meet the relevant initial listing requirements and to pay for all costs associated with an initial listing;

●	our strategies, plan, objectives and goals, if we are able to successfully emerge from the Self-Administration Proceedings, including, for example:

○

the successful implementation and management of the pivot of our business to exclusively retrofitting and integrating our solar technology onto third party vehicles, with an initial focus in the short- to medium-term on our Solar Bus Kit; and

○	the successful development, launch of sales and delivery of our Solar Bus Kit, as well as the continuous advancement of our current technologies and development of new technologies;

●

our ability to raise the additional funding required, beyond the Yorkville Investment, if implemented, to further develop and refine our solar technology and business and reach market readiness as well as to continue as a going concern, including as a result of the Self-Administration Proceedings;

●

our future business and financial performance, including our ability to turn profitable, scale our operations and build a well-recognized and respected brand cost-effectively, if we are able to successfully emerge from the Self-Administration Proceedings;

●

our ability to achieve customer acceptance of and demand for our products, if we are able to successfully emerge from the Self-Administration Proceedings, including by developing and maintaining relationships with key business partners who are crucial for our operations or who directly deal with end users in our target market; and

●	our expectations regarding the development of our industry, market size and the regulatory and competitive environment in which we operate.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, many of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information”.

RISK FACTOR SUMMARY

The Self-Administration Proceedings we have applied for and our business are subject to numerous risks, as more fully described in “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings.”

The principal risks associated with the Self-Administration Proceedings include, but are not limited to, the following:

●

our ability to successfully close and implement the Yorkville Investment, including our ability to successfully fulfill the conditions precedent to the Closing so as to gain access to the funding, or to otherwise obtain sufficient financing to allow us to emerge from the Self-Administration Proceedings and execute our business plan post-emergence;

●

the risk that the new management board to be appointed for the Company in connection with the Yorkville Investment might decide to completely change the business setup, including abandoning our technology, turning the Company into a shell company and looking for a business combination candidate that is yet unknown;

●	if the Court’s confirmation of the Subsidiary’s plan under the German Insolvency Code remains unaffected, the Subsidiary’s ability to implement such plan;

●	our ability to identify and successfully access and maintain sufficient sources of liquidity throughout the Self-Administration Proceedings and to enable a restructuring and our continuation as going concerns;

●	the length of time we may operate under the Self-Administration Proceedings;

●	the accuracy of the assumptions and analyses upon which the Subsidiary’s plan under the German Insolvency Code that was submitted to the Court is based;

●	the possibility that regular insolvency proceedings may be opened, which could entail the liquidation of the Company and/or the Subsidiary;

●	increased costs related to conducting the Self-Administration Proceedings;

●	the significant amount of time and attention from our management team that the Self-Administration Proceedings will consume;

●

our ability to maintain our relationships with our suppliers, service providers, creditors, customers, officers, supervisory board members, employees, counterparties and other third parties, to pursue new customer arrangements and projects, and to attract, retain and motivate key employees while the Self-Administration Proceedings are pending;

●	our ability to maintain contracts that are critical to our operations on reasonably acceptable terms and conditions while the Self-Administration Proceedings are pending;

●	our ability to achieve our stated goals and continue as a going concern even if the Self-Administration Proceedings were to be successfully completed;

●	the anticipated delisting of our shares from Nasdaq, as determined by the Panel in its delist decision from December 11, 2023;

●

difficulties that we may have in finding an independent registered public accounting firm to audit our financial statements for the year ended December 31, 2023 as a result of the Self-Administration Proceedings;

●	actions and decisions of our creditors and other third parties who have interests in our Self-Administration Proceedings that may be inconsistent with our plans; and

●	any third party motions, proceedings or litigation that may be filed in connection with the Self-Administration Proceedings.

If we are able to successfully emerge from the Self-Administration Proceedings and are able to preserve our business, our business continues to be subject to numerous other risks, and we may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. Such risks include, but are not limited to, the following:

●	the dependence of our success and future growth upon the market’s willingness to adopt solar-powered mobility solutions;

●	the competitiveness of the mobility market and the risk to fail to successfully commercialize our proprietary solar technology in time or at all;

v

●

our ability to prevent liquidation and continue as a going concern, including our ability to imminently raise the significant external financing upon which our ability to accomplish any of our business plans is dependent;

●

our ability to remediate material weaknesses in our internal control over financial reporting and to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner;

●	our unproven ability to develop solar technology and the risk of failing to further develop and realize the commercialization of our solar technology within the intended timeframe, budget or at all;

●	that our solar technology may not be fully functional or available on our anticipated schedule or at all, and may remain unproven and pose additional risks;

●	our dependence on the adequate protection of our intellectual property, which can be difficult and costly;

●

that our patent applications may not lead to the granting of patents or desired protection in time or at all, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours;

●	our possible inability to develop manufacturing processes and capabilities within our projected costs and timelines;

●	that some of our manufacturing equipment is customized and sole sourced;

●	our dependence on a limited number of suppliers for the sourcing of raw materials and components required for our solar technology and other innovations;

●

our dependence on suppliers for production of a central component of our solar modules and potential delays in our expected start of the industrial production and large-scale commercialization of our solar technology that could result from quality concerns;

●	increases in costs, disruption of supply or shortage of raw materials or certain products that could harm our business;

●	ongoing negotiations of contractual agreements with many of our prospective suppliers and business partners and potential renegotiations of these agreements as we scale our business;

●

our ability to obtain or agree on acceptable terms and conditions all or a significant portion of the government grants, loans and other incentives for which we may apply, which may negatively affect our ability to reach funding goals;

●	the involvement of numerous third parties in our process, which adds significant complexity;

●

our dependence on the acceptance of our brand and any negative publicity relating to any of our business partners and their products or services, which could have a significant negative impact on our business and reputation;

●	the risk that our solar modules or any other of our solutions may fail to perform as expected;

●	damage to our reputation due to the perception that our advertisements were overly positive or that we do not live up to our promises;

●	noncompliance of our advertisements with all relevant legal requirements in the past or in the future and any misperception of our advertisements;

●	risks associated with our intention to market and sell our products via direct business-to-business channels without a network of physical presences;

●	our ability to establish a network for aftersales customer service or otherwise successfully address the service and maintenance requirements of our customers;

●	product recalls that could materially adversely affect our business, prospects, operating results and financial condition;

●	health and safety risks posed by our solar modules;

●	risks posed by interruptions or failures of information technology and communications systems;

●	risks associated with international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business;

●	our inability to attract and retain key employees and hire qualified management, technical and engineering personnel, which could harm our ability to compete;

●	our exposure to various liability risks resulting from past or existing employment relationships and labor laws; and

●	the adverse effects that disasters or unpredictable events could have on our operations.

Part I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risks may have material adverse effects on our business, financial condition and results of operations. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also materially affect our business operations and financial condition.

Risks Related to the Self-Administration Proceedings

We are subject to risks and uncertainties associated with the Self-Administration Proceedings we have applied for.

On May 15, 2023, based on management’s conclusion that the Company is over-indebted and faces impending illiquidity (drohende Zahlungsunfähigkeit), the Company applied to the Court, to permit the opening of a self-administration proceeding (Eigenverwaltung) with respect to the Company pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). On the same day and for the same reason, the Subsidiary applied to the Court to permit the opening of a self-administration proceeding in the form of a protective shield proceeding (Schutzschirmverfahren) with respect to the Subsidiary pursuant Section 270 (d) of the German Insolvency Code. The applications, in each case, were made with the goal of sustainably restructuring the business of both Companies. On May 17, 2023 and May 19, 2023, the Court admitted the opening of the Preliminary Self-Administration Proceedings with respect to the Company and the Subsidiary, respectively. On September 1, 2023, the Court opened the Subsidiary Self-Administration Proceedings.

Self-administration proceedings under German insolvency law are debtor-in-possession type proceedings that are available to businesses in financial distress and typically aim to preserve the business and the entity that are the subject of the proceedings. In such proceedings, management retains control and operation of the company’s business. Following the filing of their respective applications, the Company and the Subsidiary have generally been prohibited from repaying any pre-application debt.

In mid-November 2023, the Company entered into the Yorkville Agreements in connection with the Yorkville Investment. Subject to the satisfaction of certain conditions precedent, Yorkville will provide financing to the Company at the Closing, which is currently expected in late January 2024. The Companies expect the Yorkville Investment to position them to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit, through the end of 2024. For more information on the Transactions and planned structure of the Yorkville Investment, see “Item 4. Information on the Company—B. Business Overview—The Planned Yorkville Investment”.

On December 7, 2023, the Subsidiary submitted a plan under the German Insolvency Code to the Court for approval by the Subsidiary’s creditors and for subsequent confirmation by the Court as required under applicable German insolvency law in the context of the Subsidiary Self-Administration Proceeding. The plan sets out how the Subsidiary intends to restructure its debt and procure the inflow of new money, including in connection with the Yorkville Investment, and subsequently exit the Subsidiary Self-Administration Proceedings.

The Company believes that, subject to the satisfactions of the conditions precedent under the Yorkville Agreements (other than the withdrawal of the Company’s Preliminary Self-Administration Proceedings), a successful implementation of the Yorkville Investment would (i) enable it to withdraw its application for Self-Administration Proceedings at the Court and (ii) enable the Subsidiary to exit the Subsidiary Self-Administration Proceedings via its plan under the German Insolvency Code, which was approved by its creditors and confirmed by the Court on December 21, 2023.

However, the Companies’ successful emergence from their respective Self-Administration Proceedings remains subject to a number of contingencies and risks, including, among others.

●

our ability to successfully close and implement the Yorkville Investment, including our ability to successfully fulfill the conditions precedent to the Closing so as to gain access to the funding, or to otherwise obtain sufficient financing to allow us to emerge from the Self-Administration Proceedings and execute our business plan post-emergence;

●

the risk that the new management board to be appointed for the Company in connection with the Yorkville Investment might decide to completely change the business setup, including abandoning our technology, turning the Company into a shell company and looking for a business combination candidate that is yet unknown (subject to obtaining approval from the Company's general meeting to the extent required by applicable law);

●	if the Court’s confirmation of the Subsidiary’s plan under the German Insolvency Code remains unaffected, the Subsidiary’s ability to implement such plan;

●	our ability to identify and successfully access and maintain sufficient sources of liquidity throughout the Self-Administration Proceedings to enable a restructuring and our continuation as going concerns;

●	the length of time we may operate under the Self-Administration Proceedings;

●	the accuracy of the assumptions and analyses upon which the Subsidiary’s plan under the German Insolvency Code that was submitted to the Court is based;

●	the possibility that regular insolvency proceedings may be opened, which could entail the liquidation of the Company and/or the Subsidiary;

●	increased costs related to conducting the Self-Administration Proceedings;

●	the significant amount of time and attention from our management team that the Self-Administration Proceedings will consume;

●

our ability to maintain our relationships with our suppliers, service providers, creditors, customers, officers, supervisory board members, employees, counterparties and other third parties, to pursue new customer arrangements and projects, and to attract, retain and motivate key employees while the Self-Administration Proceedings are pending;

●	our ability to maintain contracts that are critical to our operations on reasonably acceptable terms and conditions while the Self-Administration Proceedings are pending.

●	our ability to achieve our stated goals and continue as a going concern even if the Self-Administration Proceedings were to be successfully completed;

●	the anticipated delisting of our shares from Nasdaq, as determined by the Panel in its delist decision from December 11, 2023;

●

difficulties that we may have in finding an independent registered public accounting firm to audit our financial statements for the year ended December 31, 2023 as a result of the Self-Administration Proceedings;

●	actions and decisions of our creditors and other third parties who have interests in our Self-Administration Proceedings that may be inconsistent with our plans; and

●	any third party motions, proceedings or litigation that may be filed in connection with the Self-Administration Proceedings.

Because of the risks and uncertainties associated with the Yorkville Investment and the Self-Administration Proceedings we have applied for, we cannot accurately predict or quantify the ultimate impact that events related to these proceedings may have on us and there is no certainty as to our ability to continue as a going concern. Any delays in the Self-Administration Proceedings are likely to increase the risk that we are unable to sustainably restructure our business and emerge from the proceedings and may increase our costs associated with the proceedings. Furthermore, we cannot at present predict the ultimate amount of payments that will have to be made to settle the liabilities resulting from the Self-Administration Proceedings. Even if we are able to successfully emerge from the Self-Administration Proceedings, we may be adversely affected by the possible reluctance of prospective lenders and other counterparties to do business with a company that has recently emerged from such proceedings.

The Company may not be able to successfully close and implement the Yorkville Investment, which would delay or prevent our emergence from the Self-Administration Proceedings.

In mid-November 2023, the Companies entered into the Yorkville Agreements in connection with the Yorkville Investment. Subject to the satisfaction of certain conditions precedent, Yorkville will provide financing to the Company at the Closing, which is currently expected in late January 2024. The Companies expect the Yorkville Investment to position them to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit, through the end of 2024. In addition to the Restructuring Agreement between the Company and Yorkville, there is (i) an agreement between the Company and the Subsidiary pursuant to which  a settlement amount was agreed for intercompany claims (the “Settlement Agreement”), (ii) an agreement between the Company and the Subsidiary relating to the satisfaction of intercompany claims, the further financing of the Subsidiary by the Company and key aspects of the Subsidiary Self-Administration Proceedings and the plan submitted by the Subsidiary to the Court under the German Insolvency Code (the “Continuation Agreement”), (iii) an agreement between the Company and Yorkville to provide the Company with sufficient financial resources to fund the business operations of the Companies pursuant to a budget agreed with Yorkville (the “Funding Commitment Letter”), (iv) an agreement between the Company and Yorkville to postpone the repayment date of the Existing Convertible Debentures to July 1, 2025, with the possibility of further extensions at Yorkville’s discretion (the “Prolongation Agreement”), and (v) an agreement between our founders, Laurin Hahn and Jona Christians (collectively, “the Founders”), the Company and the Subsidiary pursuant to which the Companies are entitled to request that each of the Founders enters into a sale and transfer agreement (each such sale and transfer agreement, a “Sale and Transfer Agreement” and, collectively, the “Sale and Transfer Agreements”) under the terms of which the respective Founder would sell and transfer, if so requested, a portion of their ordinary shares of the Company to a trustee to be appointed for the benefit of the Subsidiary’s creditors and a portion of their ordinary shares of the Company and all of their high voting shares in the Company to the new members of the management board to be appointed for the Company (the “Shareholders Commitment Letter”). In addition, the Yorkville Agreements envision the issuance of a hard back-to-back letter of comfort from the Company to the Subsidiary, to provide funding for the Subsidiary’s business operations, with an initial focus on the Solar Bus Kit, which the Companies currently expect to be sufficient  at least until, and including, December 31, 2024 (the “Back-to-Back Letter of Comfort”). The funds to be provided under the Back-to-Back Letter of Comfort will be provided by way of one or more intercompany loan(s) that will mature on July 1, 2025.

Under the Funding Commitment Letter, Yorkville would offer to secure the financing of the Companies’ expected operational costs, with an initial focus on the Solar Bus Kit during the period from December 1, 2023 until the end of the year 2024 (the “Funding Period”) up to a maximum amount of €9.0 million minus €2.048 million of cash left-over at the Company as of December 1, 2023 (the “Commitment Amount”). Cash available at the Company in excess of €2.048 million cash left-over as of December 1, 2023 will be needed and will be used by the Company to satisfy claims of creditors, with the exception of the amounts payable to Yorkville under the Existing Convertible Debentures and expected payments that relate to the preliminary insolvency. The financing would be provided by Yorkville by way of one or more new interest-bearing convertible debenture(s) that would mature on July 1, 2025. Such funds would be paid by the Company to the Subsidiary under the terms of the Continuation Agreement and the Back-to-Back Letter of Comfort by way of one or more intercompany loan(s) that will mature on July 1, 2025. In the event of a shortfall during the Funding Period, Yorkville would provide additional funds to the Company, provided that agreements are reached in good faith on an adjusted budget for the Funding Period.

The Closing of the Yorkville Investment, and Yorkville’s obligation to provide funding pursuant to the terms of the Funding Commitment Letter, are subject to the satisfaction of certain conditions precedent in, as well as our compliance with certain covenants and other obligations set forth in, the Yorkville Agreements, including the terms of the new convertible debenture(s) to be issued to Yorkville in connection with the Yorkville Investment. In addition, Yorkville’s funding commitment is subject to the absence of the following events (each a “Termination Event”):

●	The Budget (as defined below) is exceeded as a result of incorrect or misleading work.

●	The Budget is exceeded and Yorkville and the Company cannot agree on an adjustment, or Yorkville requests information regarding the Budget and the Company fails to provide it within ten business days.

●	An event of default occurs with regard to the convertible debentures.

●	The Companies fail to materially comply with the Yorkville Agreements and fail to rectify their noncompliance within ten business days following a request from Yorkville to such effect.

●

Other than with regard to the Self-Administration Proceedings, the Companies are unable or admit inability to pay their debts as they fall due, suspend making payments on any of their debts, or, by reason of actual or anticipated financial difficulties, commence negotiations with one or more of their creditors (excluding any finance party in its capacity as such) with a view to rescheduling any of their indebtedness.

●

An entity incorporated in Germany is unable to pay its debts as they fall due (zahlungsunfähig) within the meaning of section 17 of the German Insolvency Code (Insolvenzordnung) or is over indebted within the meaning of section 19 of the Germany Insolvency Code (Insolvenzordnung).

●

Except in relation to the Self-Administration Proceedings, any corporate action, legal proceedings or other procedure or step is taken in relation to, amongst others, the suspension of payments, an arrangement with a creditor of the Company, the appointment of a liquidator or administrative receiver or the enforcement of a security over any asset of the Company or the Subsidiary.

●	It is or becomes unlawful for the Company to perform any of its obligations under the Yorkville Agreements.

The conditions precedent to the Closing include the Company’s regaining compliance with its periodic reporting requirements by filing this Annual Report on Form 20-F for the year ended December 31, 2022, the Company’s submission of the Interim Report to the SEC, the Subsidiary’s plan under the German Insolvency Code becoming legally binding, and the withdrawal of the Company’s application for its Preliminary Self-Administration Proceedings. On December 22, 2023, Yorkville waived the Company's submission of the Interim Report as a condition precedent to the Closing. The Yorkville Agreements also provide that, in order for the Company to withdraw its application for its Preliminary Self-Administration Proceedings, the Company’s management must update the assessment, at the date of the withdrawal, regarding whether the Yorkville Investment will cure its mandatory insolvency filing obligations (i.e. illiquidity and over-indebtedness). In addition, the Yorkville Agreements require the Company to convene an annual general meeting of shareholders by December 31, 2023 and to submit certain agenda items for shareholder vote. The Company’s annual general meeting of shareholders for 2023 (the “AGM”) has been convened for December 29, 2023. A subsequent general meeting of shareholders is currently anticipated in the first quarter of 2024 in order to propose certain required agenda items in connection with the Yorkville Investment. Under the terms of the Shareholders Commitment Letter, each Founder in his respective capacity as a shareholder of the Company agreed (i) to attend the AGM, either in person or represented by proxy, (ii) not to transfer any shares and/or voting rights such Founder holds in the capital of the Company prior to the AGM and (iii) to exercise the voting rights on all the shares in the capital of the Company held by such Founder in favor of all proposed resolutions. In addition, in the event that one or more subsequent general meetings are convened or deemed necessary to give full effect to the Yorkville Agreements and/or certain required agenda items, each Founder further agreed to comply with the requirements of (i) - (iii) above with respect to such subsequent general meeting(s) and to exercise his voting rights at such subsequent general meeting(s) so as to give effect to the Yorkville Agreements and/or certain required agenda items in the fullest possible manner.

In the event of a Termination Event, Yorkville would have the right, at its sole discretion, to cancel any funding commitments still available, meaning that the Company would no longer be able to draw down on unused portions of the Commitment Amount, and to exercise all of its rights under any of the new convertible debentures as if an event of default had occurred.

The Company believes that, subject to the satisfactions of the conditions precedent under the Yorkville Agreements, a successful implementation of the Yorkville Investment would (i) enable it to withdraw its application for Self-Administration Proceedings at the Court and (ii) enable the Subsidiary to exit the Subsidiary Self-Administration Proceedings via its plan under the German Insolvency Code, which was approved by its creditors and confirmed by the Court on December 21, 2023.

The successful conclusion and implementation of the Yorkville Investment is subject to certain risks, including, among others, (i) whether the Companies are able to successfully fulfill the conditions precedent to the Closing so as to gain access to the funding offered by Yorkville under the Yorkville Investment, (ii) whether the Court’s confirmation of the plan under the German Insolvency Code remains unaffected by any appeals or other challenges that may be raised during the 14-day appeals period that began on December 21, 2023, and (iii) if the Court’s confirmation of the Subsidiary's plan under the German Insolvency Code remains unaffected, whether the plan can be successfully implemented.

If the Yorkville Investment is not concluded and implemented as planned, it is unlikely that the Company will be able to withdraw its application for Self-Administration Proceedings and that the Subsidiary will exit from the Subsidiary Self-Administration Proceedings. Accordingly, there is a risk that the Companies will not be able to restructure and emerge successfully from the Self-Administration Proceedings, but rather will be liquidated.

If the Yorkville Investment closes, the new members of the management board to be appointed for the Company might decide to completely change the business setup, including abandoning our technology, turning the Company into a shell company and looking for a business combination candidate that is yet unknown, all of which may create substantial uncertainty.

If the Yorkville Investment closes, the new members of the management board to be appointed for the Company may be in a position to change our business setup, including abandoning our technology (subject to obtaining approval from the Company's general meeting to the extent required by applicable law). As a result, the Company may become a shell company. Yorkville may then look for a suitable business combination candidate. All of these potential developments and changes may lead to substantial uncertainty and may negatively impact our brand and reputation. There can be no assurance that any of the changes currently envisaged in connection with the Yorkville Investment will actually be implemented in the envisaged form or at all.

The Court’s confirmation of the Subsidiary’s plan under the German Insolvency Code is subject to any appeals or challenges that may be raised during the subsequent 14-day appeal period. If any appeal of the Court’s confirmation is successful,  there can be no assurance as to whether or when we will successfully restructure and emerge from the Self-Administration Proceedings.

To emerge successfully from the Subsidiary Self-Administration Proceedings, which were opened on September 1, 2023, the Subsidiary must (i) comply with statutory requirements regarding the disclosure in the plan it submitted to the Court under the German Insolvency Code, (ii) solicit and obtain the requisite acceptances of the plan under the German Insolvency Code, (iii) sufficiently demonstrate the feasibility of the plan under the German Insolvency Code to the Court and (iv) fulfill other statutory conditions under the German Insolvency Code, most of which have not yet occurred. Furthermore, the process of emerging from the Subsidiary Self-Administration Proceedings can be subject to numerous unanticipated potential delays. We cannot assure you that the plan submitted by the Subsidiary to the Court under the German Insolvency Code will become legally binding and there can be no assurance as to whether or when the Subsidiary will successfully restructure and emerge from the Subsidiary Self-Administration Proceedings.

The success of any restructuring will depend on approval by the Court of the Subsidiary’s plan under the German Insolvency Code. On December 21, 2023, the Subsidiary's plan was approved by the creditors and confirmed by the Court, at which time a 14-day appeal period started. Although only one creditor with a claim of €500 declared an appeal during the creditors meeting, we may receive objections to confirmation of the plan under the German Insolvency Code from various stakeholders in the Self-Administration Proceedings. We cannot predict the impact that any objection to, or third party motion during, the Subsidiary Self-Administration Proceedings may have on the Court’s decision to confirm the plan under the German Insolvency Code or our ability to implement such plan under the German Insolvency Code.

If any appeal of the Court’s confirmation of the plan under the German Insolvency Code is successful, the Court may convert the proceedings into regular (preliminary) insolvency proceedings under the administration of a (preliminary) insolvency administrator (Insolvenzverwalter) and it is unclear whether we would be able to restructure our business and what distributions, if any, the holders of claims against us, including the holders of our ordinary shares, would ultimately receive with respect to their claims. An insolvency administrator may also propose a plan with a view to restructuring the respective entities’ businesses and balance sheets. Such a plan is dealt with in the same manner as a plan proposed by a company in a self-administration proceeding. The insolvency administrator may also initiate a sale of the companies’ businesses in their entirety or sell the entities’ assets on an individual basis. If the envisaged restructuring of a company’s business by way of a plan fails, such company will eventually be liquidated in the course of the insolvency proceedings. In this scenario, the creditors will be paid from the liquidation proceeds in accordance with the rank of their respective claims in accordance with German insolvency law. Equity holders may only receive distributions from the liquidation proceeds after all prior-ranking debt has been settled in full.

We have substantial liquidity needs and we may not be able to obtain sufficient liquidity to successfully emerge from the Subsidiary Self-Administration Proceedings.

Although we have taken multiple measures to reduce our expenses and have significantly reduced the scale of our operations in connection with both the change of our business model announced on February 23, 2023 and the business changes and streamlined initial business focus on our Solar Bus Kit implemented in connection with the Yorkville Investment, we expect to require cash in an amount of approximately €9.0 million to fund our ongoing operations through the end of 2024. In addition, we have already incurred significant professional fees and other costs in connection with our efforts to sustainably restructure our business and expect that we will continue to incur significant professional fees and costs throughout the Self-Administration Proceedings. Although we currently believe that we will have sufficient liquidity to operate our business during the pendency of the Self-Administration Proceedings, in the event that the Yorkville Investment does not close, there can be no assurances that our liquidity will ultimately be sufficient to allow us to satisfy our obligations related the Self-Administration Proceedings and emerge successfully from the proceedings. Our liquidity, including our ability to meet our ongoing operational obligations, is dependent upon, among other things: (i) our ability to maintain adequate cash on hand, (ii) the Closing of the Yorkville Investment, (iii) our ability to raise additional external funding in the short term, (iv) our ability to consummate the Subsidiary’s plan under the German Insolvency Code and (v) the cost, duration and outcome of the Self-Administration Proceedings.

If we are unable to meet our liquidity requirements, our businesses and assets may become subject to liquidation in a regular insolvency proceeding under the German Insolvency Code, and we may cease to continue as a going concern.

The Subsidiary’s plan under the German Insolvency Code that was submitted to the Court in connection with the Subsidiary Self-Administration Proceedings is based in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, such plan may not be successful in its execution.

The plan submitted to the Court under the German Insolvency Code in connection with the Subsidiary Self-Administration Proceedings addresses the structure and operation of our business going forward and reflects assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we consider appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions depends on a number of factors, which are highly uncertain, including but not limited to: (i) our ability to obtain adequate liquidity and access financing sources, including our ability to successfully fulfill the conditions precedent to the Closing so as to gain access to the funding to be provided by Yorkville under the Yorkville Investment, including the absence of any Termination Events, (ii) our ability to maintain customers’ confidence in our viability as a going concern and to attract sufficient business from them, (iii) our ability to retain key employees and (iv) the overall strength and stability of general macroeconomic conditions. Should actual future results and developments not be consistent with our expectations and assumptions, this could materially adversely affect the sustainable restructuring of our business.

In addition, the Subsidiary’s plan under the German Insolvency Code relies upon financial projections that are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts are not accurate. In our case, the forecasts will be even more speculative than normal because of the many uncertainties we face relating to the successful implementation and management of the pivot of our business to exclusively retrofitting and integrating our solar technology onto third party vehicles, with an initial focus in the short- to medium-term on our Solar Bus Kit, and our ability to raise the funding required to further develop and refine our solar technology and business and reach market readiness. Accordingly, we expect that our actual financial condition and results of operations will differ, perhaps materially, from what we have anticipated. Consequently, there can be no assurance that the results or developments contemplated by the Subsidiary’s plan under the German Insolvency Code will occur or, even if they do occur, that they will have the anticipated effects on us or our business or operations. The failure of any such results or developments to materialize as anticipated could materially and adversely affect the successful execution of such plan.

In connection with the Self-Administration Proceedings, regular insolvency proceedings may be opened, which may eventually lead to the liquidation of the Company and/or the Subsidiary.

In the event that an appeal of the Court’s confirmation of the Subsidiary's plan under the German Insolvency Code is successful or the Subsidiary is unable to meet its liquidity requirements, the Court may appoint a preliminary insolvency administrator (vorläufiger Insolvenzverwalter) and order the opening of a regular insolvency proceeding (Insolvenzverfahren) under administration by an insolvency administrator (Insolvenzverwalter) with respect to the relevant entity. An insolvency administrator may also propose a plan with a view to restructuring the relevant entity’s businesses and balance sheets. Any such plan is dealt with in the same manner as a plan proposed by a company in a self-administration proceeding. The insolvency administrator may also initiate a sale of the Companies’ businesses in their entirety or sell the entities’ assets on an individual basis. If the envisaged restructuring of the relevant entity’s business by way of a plan fails, such Company will eventually be liquidated in the course of the insolvency proceedings. In the liquidation scenario, creditors will be paid from the liquidation proceeds in accordance with the rank of their respective claims in accordance with German insolvency law. Equity holders, including holders of our ordinary shares, may only receive distributions from the liquidation proceeds after all prior-ranking debt has been settled in full.

Operating under the Self-Administration Proceedings for a long period may disrupt our business and may materially and adversely affect our operations, including by consuming a substantial portion of the time and attention of our management team, adversely affecting our ability to maintain important relationships with creditors, customers, suppliers, service providers, employees and counterparties, and impacting our ability to pursue new customer arrangements and projects.

It is difficult to predict with certainty the amount of time that we may spend on the Self-Administration Proceedings or to give assurances to interested parties that any challenges to the Court’s confirmation of the Subsidiary’s plan under the German Insolvency Code will be unsuccessful. We will attempt to minimize the potential adverse effect of the Self-Administration Proceedings on our relationships with creditors, customers, suppliers, service providers, employees and counterparties. Nonetheless, these relationships may be adversely impacted and our operations could be materially and adversely affected.

For instance, negative publicity associated with the proceedings may adversely affect our commercial relationships and our ability to negotiate favorable terms with important stakeholders and counterparties. Furthermore, our creditors will not receive complete recovery for their claims in the context of the proceedings. Public perception of our continued viability may also adversely affect our relationships with customers and their loyalty to us, as well as our ability to pursue new customer arrangements and projects. Strains in any of these relationships could materially and adversely affect us.

Our management will be required to spend a significant amount of time and effort focusing on these proceedings instead of focusing exclusively on our business operations. This diversion of attention may have a material adverse effect on the conduct of our business, and, as a result, our financial condition and results of operations, particularly if the proceedings are protracted.

In addition, our employees will face considerable distraction and uncertainty during the pendency of the proceedings, and we may experience increased levels of employee attrition. Apart from negatively affecting our ability to retain existing high performing employees, executives and supervisory board members, the proceedings may also prevent us from attracting new employees, executives and supervisory board members. A loss of, or failure to attract, key personnel or a material erosion of employee morale could impair our ability to execute our strategy and implement operational initiatives, thereby adversely affecting us.

Even if the Self-Administration Proceedings were to be successfully completed, we may not be able to achieve our stated goals and continue as a going concern.

Even if the Subsidiary is able to consummate its plan under the German Insolvency Code, we will continue to face a number of risks in connection with our business and operations, financial condition and the industry we operate in or otherwise. Accordingly, we cannot guarantee that the Subsidiary’s plan under the German Insolvency Code will achieve our stated goals and permit us to effectively implement our strategy.

Furthermore, even if our debts are reduced or discharged through such plan, we will need to raise additional funds through public or private debt or equity financing or other means to fund our business beyond the Funding Period provided under the terms of the Yorkville Agreements, should the Yorkville Investment be concluded and implemented as planned. Our access to additional financing is, and for the foreseeable future will likely continue to be, limited, if it is available at all. Therefore, adequate funds may not be available when needed or may not be available on favorable terms and we may not be able to continue as a going concern.

Any trading in our ordinary share during the term of the Self-Administration Proceedings is highly speculative and poses substantial risks.

Trading in securities of an issuer in insolvency proceedings is extremely speculative, and there is a very significant risk that investors will lose all or a substantial portion of their investment. We can provide no assurances regarding recovery for holders of equity, the consummation of the Subsidiary’s plan under the German Insolvency Code or the amount of any recoveries. Therefore it is impossible to predict at this time whether holders of our ordinary shares will receive any distribution with respect to, or be able to recover any portion of, their investments. Trading prices for our ordinary shares may bear little or no relationship to actual recovery, if any, by holders thereof during the term of the proceedings.

We caution and urge existing and future investors to carefully consider the significant risks with respect to investments in our ordinary shares.

The Company’s visibility, credibility, stock price, and trading volume, as well as investor confidence, may further decrease as a result of the Nasdaq Hearings Panel’s decision to delist the Company’s securities from Nasdaq and the anticipated completion of such delisting.

On December 11, 2023, the Company received a decision of the Panel advising the Company that the Panel has determined to delist the Company’s ordinary shares from Nasdaq.

The Company received a first delist determination letter on July 12, 2023 from the staff of the Listing Qualifications Department (the “Staff”) following the Company’s application for its Preliminary Self-Administration Proceedings pursuant to Section 270 (b) of the German Insolvency Code. The Staff’s delist letter additionally found that the Company failed to meet the filing requirement in Listing Rule 5250(c)(1), as it had failed to file its Annual Report on Form 20-F for the year ended December 31, 2022. On August 28, 2023, the Staff issued an additional delist determination letter for the Company’s failure to meet the minimum bid price requirement in Listing Rule 5450(a)(1) and the audit committee requirement in Listing Rule 5605(c)(2). The Company appealed the Staff’s determination and appeared before the Panel on September 14, 2023.

Trading of our ordinary shares has been suspended since July 21, 2023. Since then, our ordinary shares have been trading in over-the-counter markets, which are less visible, less accessible and less liquid markets. Although the delisting process has not been completed as of the date of this Annual Report, Nasdaq informed the Company that Nasdaq will complete the delisting by filing a Form 25 Notification of Delisting with the U.S. Securities Exchange Commission (the “SEC”) following the lapse of applicable appeal periods. We do not intend to appeal the Panel’s decision. The Panel’s final delist determination as well as the anticipated completion of the delisting of the Company’s securities from Nasdaq may result in a loss of investor confidence and further decrease our visibility, credibility and trading volume, all of which could adversely impact the market price of our shares.

We may have difficulty finding an independent registered public accounting firm to audit our financial statements for the year ended December 31, 2023.

As a public company, we are required to have our financial statements audited by a public accounting firm that is registered with the Public Company Accounting Oversight Board (“PCAOB”) under standards promulgated by the PCAOB and that meets SEC and PCAOB standards for independence. There are very few accounting firms active in our jurisdiction that meet these standards. Because of high demand for the services of such accounting firms, the accounting firms that meet the standards have limited capacity for taking on additional clients and, as a result of the Self-Administration Proceedings and/or our status as an early stage company, may find us to be too risky to take on as a client.

We have not yet mandated a public accounting firm for the audit of our financial statements for the year ended December 31, 2023, and any delays that result from our inability to find an independent registered public accounting firm for such audit could result in our failure to comply with SEC filing obligations, in particular our obligation to timely file our annual report on Form 20-F for the year ended December 31, 2023. In addition, our continuous operation and our ability to continue as a going concern will depend on our ability to obtain sufficient external financing. Any failure to stay current with financial reporting obligations will negatively affect our ability to raise capital and require us to curtail our operations, which could adversely affect our business, results of operations, financial position and cash flows and may ultimately lead to insolvency and liquidation

Risks Related to Our Industry

If we are able to successfully emerge from the Self-Administration Proceedings and avoid insolvency, our success and future growth will be dependent upon the market’s willingness to adopt solar-powered mobility solutions.

If we are able to successfully close and implement the Yorkville Investment, emerge from the Self-Administration Proceedings and avoid insolvency, we currently intend to focus in the short- to medium-term on our Solar Bus Kit. While we expect the Yorkville Investment to position us to obtain sufficient funding for our business operations, with the initial focus on our Solar Bus Kit, through the end of 2024, our pursuit of other solar integration projects will be dependent on the success of future capital raising efforts. The market for mobility-related solar solutions is still evolving, characterized by rapidly changing technologies, price and other competition, evolving government regulation and industry standards, as well as changing or uncertain consumer demands and behaviors. Factors that may influence the adoption of our solar technology solutions include:

●	perceptions about the effectiveness of mobility-related solar technology solutions;

●	perceptions about the quality, safety, design, performance and cost of solar technology solutions;

●	significant developments in new alternative technologies, such as hydrogen fuel cell technology;

●	improvements in the fuel economy of internal combustion engines;

●	the degree of environmental consciousness of consumers;

●	changes in the relative cost of electricity, oil, gasoline and hydrogen;

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

●	the availability of tax and other governmental incentives promoting e-mobility or future regulation requiring increased use of nonpolluting mobility solutions; and

●	macroeconomic factors.

Solar-powered e-mobility solutions largely remain commercially unproven. Our solar-powered mobility solutions may therefore not be as well accepted by the market as expected, or may not be accepted at all, and may not be able to claim the market position we hope for.

The mobility market is highly competitive and even if we are able to successfully emerge from the Self-Administration Proceedings and avoid insolvency, we may not be able to successfully commercialize our proprietary solar technology in time or at all.

The market for alternative mobility solutions is highly competitive and continuously evolving. We are not the only company seeking to develop and offer solar-powered mobility solutions. Numerous competitors strive to offer mobility and e-mobility solutions to the mass market and several other market players are currently experimenting with or intend to commercialize solar charging technology, including manufacturers with established brands and significantly greater financial resources than us. Some of our competitors benefit from greater financial resources, more extensive development, manufacturing, marketing and service capabilities, owned manufacturing assets, greater brand recognition and a larger number of managerial and technical personnel. Smaller existing or future competitors may be acquired by larger companies with significant capital or other resources, thereby further intensifying competition with us. Competitors’ technologies may provide customers with material competitive (technological) advantages compared to our own offering, such as more attractive prices or better performance. As a result, even if we are able to successfully emerge from the Self-Administration Proceedings and avoid insolvency, we may experience a significant reduction in potential market share and expected revenue streams, which could impact our ability to successfully market our solar technology and adversely affect our business, results of operations, financial position and cash flows.

We expect competition in our industry to intensify in the future, particularly in light of increased demand for alternative fuel and a regulatory push for e-mobility (e.g., CO2 target emission regulations and tax or other monetary incentives), as well as declining battery prices. Continuing globalization may lead to additional potential competitors in emerging economies. Factors affecting competition include manufacturing efficiency, product prices and quality, performance and features, innovation and development time, reliability, safety, energy economy, charging options, customer service and financing terms. Increased competition may lead to lower product sales and increased inventory, which may result in price pressure. Even if we are able to emerge from the Self-Administration Proceedings and avoid insolvency, we may not be able to successfully compete in our markets. In addition, there can be no assurance that our intention to initially focus in the short- to medium-term on our Solar Bus Kits is a viable business setup.

Risks Related to Our Business and Operations

We are an early-stage company with a history of significant losses that recently adapted its business model and expects continuing losses for the foreseeable future, which means that our ability to prevent insolvency and continue as a going concern and, if we are successful in doing so, to accomplish any of our business plans depends on our ability to imminently raise significant external financing.

Our result for the year ended December 31, 2022 was a loss for the period of €183.7 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €330.8 million as of December 31, 2022 compared to an accumulated deficit of €147.1 million as of December 31, 2021.

Even if we are able to prevent liquidation and successfully emerge from the Self-Administration Proceedings, we expect to continue to generate operating losses for the foreseeable future until we complete the development of our solar technology and significantly scale our operations.

We already realized first revenues from certain of our solar technology products. However, such sales were, and at least in the short term are expected to remain, only marginal and will not be sufficient to support our operations and cash requirements until we will have significantly scaled our operations, currently expected in the second half of 2024. We are in the final development phase with respect to our Solar Bus Kit and aim to start commercial production in 2024. Although we are in discussions with several potential customers and have been building up a customer base by signing letters of intent and contracts for pilot fleets and prototypes, so far we have not concluded binding series sales contracts for our Solar Bus Kit. We seek to incrementally increase monetization of our technology, starting with our Solar Bus Kits in 2024. Although we have elaborated a new business plan in the context of the Self-Administration Proceedings, such business plan is subject to developments in the Self-Administration Proceedings and we therefore cannot provide any assurances that we will be successful in accomplishing such business plan. The current business plan foresees a clear focus on the bus industry and our Solar Bus Kit product in 2024, and additionally considers the refrigerated vehicle industry and the e-transporter industry as long-term business opportunities.

If we are able to successfully emerge from the Self-Administration Proceedings and continue as a going concern, we would expect to continue to incur significant expenses as we seek to further develop, expand and refine our solar technology. We would also expect to incur expenses related to preparations for the commercialization of our technology, starting with our Solar Bus Kits, increasing our sales and marketing activities with the goal of building our brand, and adding infrastructure and personnel to support our growth. In addition, we currently continue to incur various expenses from, for example, general administrative functions, our headquarters and costs relating to being a public company. We would not be able to cover our expenses with revenues at least until we complete the development and start the commercialization of our solar technology, starting with our Solar Bus Kits, and significantly increase the scale of our operations. We would expect to incur additional substantial expenses in the foreseeable future. The activities related to our solar technology and the development of our business may result in prolonged losses. There is no guarantee that we would ever reach meaningful revenue levels or profitability or even that we will be able to continue as a going concern, as discussed above. Our ability to reach profitability in the future will not only depend on our ability to successfully implement the change in our business to exclusively retrofitting and integrating our solar technology onto third party vehicles, with an initial focus on our Solar Bus Kits, and to successfully complete the development of and commercialize our solar technology but also on our ability to control our expenses and capital expenditures and manage our costs efficiently. If we are unable to achieve profitability, we may have to reduce the planned scale of our operations, which may impact our business growth and adversely affect our financial condition, results of operations, financial position and cash flows. In addition, our continuous operation and our ability to continue as a going concern will depend on our ability to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may need to curtail our operations, which could adversely affect our business, results of operations, financial position and cash flows and may ultimately lead to insolvency and liquidation.

There is no historical basis for reliably assessing the market potential and demand for our products, our ability to develop, manufacture, and deliver our products at commercial scales, or our future profitability. There can be no assurance that any of our products, including our Solar Bus Kits, will be commercially successful or that we will be able to scale our operations. We currently rely on a single product, our Solar Bus Kits, and if the market does not accept our Solar Bus Kits or does not develop as expected, we will have no other product to compensate for the shortfall. We have no reliable basis for the prediction of our future revenues and expenses, and we may have limited insight into future trends that may emerge and affect our business. We need substantial funding for capital expenditure and additional development activities until the start of commercial production. The estimated costs and timelines that we have developed to reach commercial production of our products are subject to inherent risks and uncertainties involved in the transition from a start-up company focused on development activities to the commercial-scale manufacture and sale of our products. If we are able to successfully emerge from the Self-Administration Proceedings and continue as a going concern, we intend to initially focus in the short- to medium-term on our Solar Bus Kits. You should therefore consider our business and prospects in light of the risks and challenges we face as a new market entrant, including, but not limited to:

●	our ability to successfully implement and manage the change of our business to exclusively retrofitting and integrating our solar technology onto third party vehicles;

●

our ability to successfully develop and launch commercial production and sales of our solar technology and other innovations and to continuously advance our current technologies and develop new technologies;

●	our ability to obtain, maintain and protect patents and other intellectual property rights that are crucial to our solar technology and commercialization efforts in our target markets;

●	our ability to raise the funding required to further develop and refine our solar technology and business and reach market readiness;

●	customer acceptance of and demand for our products;

●	our ability to turn profitable, scale our operations and build a well-recognized and respected brand cost-effectively;

●	our ability to develop and maintain relationships with key business partners who are crucial for our operations or who directly deal with end users in our target market;

●	our ability to navigate the evolving regulatory environment and potentially expand our product line-up;

●

our ability to improve and maintain our operational efficiency, set up and manage our supply chain efficiently and adapt to changing market conditions, including technological developments and changes in our competitive landscape; and

●	our ability to find the necessary qualified personnel and to build up and scale functioning structures within Sono Motors.

If we are able to successfully emerge from the Self-Administration Proceedings, our business will be restructured, which would include the release of significant liabilities, and will likely entail significant changes to our consolidated balance sheet and consolidated statement of operations. In addition, due to the opening of the Self-Administration Proceedings, the Company lost control of the Subsidiary on May 19, 2023. The effect of this loss of control is that in 2023, the results of the Subsidiary will be consolidated up until the loss of control and the assets and liabilities of the Subsidiary will be derecognized from the consolidated statement of financial position. It is expected that there will also be an impact recognized in the profit or loss attributable to the Company. It is expected that this loss of control will be temporary, with control being regained when the Subsidiary exits the Subsidiary Self-Administration Proceedings and is once again consolidated with the Company. As a result, our financial information going forward may in many respects not be comparable to our historical financial information. In addition, the financial information for the periods under review mainly include expenses related to the Sion project, which was terminated in February 2023. Accordingly, the financial information contained in this Annual Report is likely not indicative of any future financial information and has only limited value for purposes of assessing our solar-only business.

If we are able to successfully emerge from the Self-Administration Proceedings, we intend to use the financing that we obtain mainly to finance the operations of the Subsidiary. Accordingly, the Yorkville Agreements envision the issuance of a hard Back-to-Back Letter of Comfort from the Company to the Subsidiary to provide funding for the Subsidiary’s business operations, with an initial focus on the Solar Bus Kit. These arrangements mean that the Company may only hold a small fraction of our total liquidity, which means that creditors at the Company level are structurally subordinated to creditors at the Subsidiary level.

Management has concluded that there is substantial doubt about our ability to continue as a going concern in our financial reporting for past periods and if we are unable to successfully emerge from the pending Self-Administration Proceedings there is a material risk that we may be liquidated.

Management has concluded that there is substantial doubt about our ability to continue as a going concern in our financial reporting for past periods. As a result of our recurring losses from operations and the need for additional financing to fund our operating and capital requirements despite the change in our business model, we decided to apply for the Self-Administration Proceedings in May 2023, which are currently pending.

Because of the risks and uncertainties associated with the Yorkville Investment and the Self-Administration Proceedings, management cannot accurately predict or quantify the ultimate impact that events related to these proceedings may have on the Sono Group and thus there is no certainty as to the ability to continue as a going concern. Even if Sono Group N.V. and Sono Motors GmbH are able to successfully emerge from the Self-Administration Proceedings, the Company’s business plan is reliant on income from customers. As of the date of this Annual Report on Form 20-F, whilst there are several letters of intent, no contracts with regards to the Solar Bus Kit have been signed, and hence there is a risk that revenue will be less than expected in 2024. Similarly, there is a risk that the solar technology is not fully functional or available on the anticipated schedule or at all, which would result in a delay in realizing potential revenue. Finally, the Yorkville Agreements provide funding until December 2024. Sono will therefore have to either secure a sufficient number of future customer contracts or other additional financing in order to fund the business from January 2025 onwards. All the above can affect the Company’s ability to continue as a going concern.

It is uncertain if Sono Group N.V. and its subsidiary Sono Motors GmbH will successfully resolve Self-Administration Proceedings and regular insolvency proceedings may be opened, which may eventually lead to the liquidation of the Company and/or the Subsidiary. Moreover, even if the closing of the Yorkville Agreements will be successful (and conditions precedent are fulfilled) Sono Group’s access to required additional financing is, and for the foreseeable future will likely continue to be, limited, if it is available at all as of January 1, 2025 and beyond. Therefore, adequate funds may not be available when needed or may not be available on favorable terms and thus the Company might not be able to continue as a going concern.

Based on the above, Sono Group will need to raise substantial additional capital to finance its planned future operations, which is not assured, and has consequently concluded that there is substantial doubt about its ability to continue as a going concern.

We have identified multiple material weaknesses in our internal control over financial reporting and, as a result, management has concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2022. If we are unable to remediate these material weaknesses, or if other control deficiencies are identified as a result of ongoing or future processes, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Prior to our IPO on November 17, 2021, we operated as a private company that was not required to comply with the obligations of a public company with respect to internal controls over financial reporting under the Sarbanes-Oxley Act. Since our initial public offering in 2021, we have been a public company in the United States subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F, starting with this annual report on Form 20-F for the year ended December 31, 2022. As a result, we are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2019, 2020 and 2021 and management’s assessment of the effectiveness of our internal controls and procedures for the year ended December 31, 2022, we identified multiple material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or condensed consolidated interim financial statements will not be prevented or detected on a timely basis. Due to the multiple material weaknesses identified, which had not been remediated as of December 31, 2022, our management concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2022. While we are continuing to work on remediating the weaknesses identified, based on our limited financial and operational resources we cannot at this time predict when we will have remediated these material weaknesses. The remediation measures are time-consuming and costly and place significant demands on our financial and operational resources. For more information on the nature of the material weaknesses and the related ongoing remediation measures, see “Item 15. Controls and Procedures—B. Management's Annual Report on Internal Control over Financial Reporting.”

During the course of documenting and testing our internal control procedures in the future, we, or an outside advisor, may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

We are non-compliant with the Dutch financial reporting requirements with regard to the timely filing of our audited 2020, 2021 and 2022 Dutch statutory financial statements with the Dutch trade register. Dutch financial reporting rules require the timely filing of our audited Dutch statutory financial statements with the Dutch trade register. Non-compliance with these filing requirements exposes us to penalties and fines. Non-compliance with the requirements under Dutch law with respect to the preparation, audit and publication of our Dutch statutory financial statements could also lead to increased exposure for our management board and supervisory board members to direct liability under the standards of Dutch corporate law, which may negatively affect our reputation.

In addition, the Subsidiary is also non-compliant with the German financial reporting requirements with regard to the timely filing of its audited 2022 statutory financial statements with the German trade register and the German Federal Gazette, which has in the past led, and - until compliance is established - may in the future lead, to the imposition of penalties and fines. German financial reporting rules under the Securities Trading Act (“Vermögensanlagegesetz”) require the timely filing of the Subsidiary’s audited German statutory financial statements by June 30 of the year following the applicable financial period. Non-compliance with these filing requirements exposes us to penalties and fines.

Any failure on our part to discover and/or remediate existing material weaknesses, to discover and address any other control deficiencies and to achieve and maintain an effective internal control environment, could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis, could cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. We cannot assure you that all of our existing material weaknesses have been identified, that we will not in the future identify additional material weaknesses and that we will be able to achieve and maintain an effective internal control environment.

Our ability to develop solar technology is unproven and we may fail to further develop and realize the commercialization of our solar technology within the intended timeframe, budget or at all.

Our future success will depend in large part on our ability to execute our plans to develop and commercialize our proprietary solar technology, starting with our Solar Bus Kits, at large scale. Our industry is characterized by rapid technological evolution and continuing technological changes, which could adversely affect demand for our products. Our development efforts may not be successful and we may not be able to realize all advertised specifications of our technology such as, for example, the effectiveness of our solar modules. We further have to secure the supply of necessary components and raw materials on acceptable terms. For example, lock-downs in China resulted in the limited availability of semiconductor chips, which could also impact our ability to meet any planned timelines. In addition, our maximum power point tracker central unit (“MCU”) is a key component of our solar kits and is still subject to ongoing development. Due to the early stage of the MCU development and our ongoing Self-Administration Proceedings, we are not yet in a position to order relevant components for the further development of the MCU from suppliers in advance, which may further delay the development of our solar technology. We may also have to change specifications of relevant components on short notice, which may make it impossible for suppliers to deliver required parts in time, at all or at pre-agreed costs, which may, in turn, put potential timelines or projects at risk. We would also need to engage in substantive field testing and safety activities, which is still in early stages. Our products also have to meet stringent and constantly evolving safety and certification requirements, potentially in various jurisdictions, and there is no guarantee that our products or vehicles equipped with our solar kits will receive the required certification from relevant authorities. For example, we plan to have our MCU certified according to automotive standards; there can be no assurance that we actually achieve this certification. There can be no assurance that our solar technology and specifications can be applied to production at commercial scale. Given the complexities involved in developing and preparing our solar technology for the mass market, there is no guarantee that we will be able to finalize its development within the intended timeframe or budget. Any delay in committed or planned timelines due to, for example, a delay in the financing, development or regulatory approval of our solar technology could materially damage our brand, business, prospects, financial condition, results of operations, and cash flows, and could lead to material liquidity constraints. Furthermore, any plans to develop and prepare our solar technology for the mass market are subject to developments with respect to the Self-Administration Proceedings.

In early 2023, we decided that it is not feasible for us to further pursue the development and commercialization of our electric vehicle Sion. There is no guarantee that this change and emphasis of our business activities proves successful. We may conclude that the further development and commercialization of our solar technology is not feasible. We may decide to abandon this project, due to, for example, a change in the regulatory framework, lack of feasibility, engineering issues, lack of skilled research and development or other personnel, lack of supplier capacity or availability, lack of customer demand or our inability to secure sufficient capital. In such a case, we may not be able to amortize any investments made. We may have entered into contractual arrangements with suppliers or other partners, which may subject us to continuous payment or other obligations irrespective of a decision to abandon the relevant underlying project. Any such decision to discontinue the development or commercialization of our technology or any of our solutions would likely lead to significant losses. Furthermore, our plans regarding the future development and commercialization of our solar technology are subject to developments with respect to the Self-Administration Proceedings.

We may find engineering errors, defects or areas that need improvement in our products. Technological changes or changes in supplier components may require us to change our technology. There can be no assurance that we will be able to implement any such changes in a timely manner or that these changes will not trigger any follow-on issues. Our solar technology may not be as well received, functional or efficient as expected and we may face significant competition with respect to our solar technology. To the extent we may want to monetize our technology based on licensing arrangements with third parties and royalty payments, which requires patent-based or similar legal protection, there is no guarantee that we will obtain such protection in a timely manner, in the relevant jurisdictions or at all. Employees who we have terminated may challenge our ownership in relevant patents or other intellectual property; there is no guarantee that any such challenges will not be successful. We may fail to identify technical innovations that could be patentable and, accordingly, may fail to protect them via patents. Furthermore, any plans to monetize our technology based on license arrangements with third parties and royalty payments are subject to developments with respect to the Self-Administration Proceedings.

Our solar technology may not be fully functional or available on our anticipated schedule or at all, and may remain unproven and pose additional risks.

The functionality, usability and availability of our solar technology and other solutions in day-to-day use and at scale is largely unproven. Our technology has not yet been tested in industrial production. The relevant production machines that turn our solar technology into actual products at industrial scale have not yet been fully developed and will be custom made based on specifications that we define in order to meet the requirements of our complex solar module technology. There is no guarantee that our products will initially perform as expected under real conditions or that we will be able to detect and fix any potential weaknesses in our technology and solutions prior to commencing commercial production. For example, our solar module technology may not provide the expected efficiency advantage compared to traditional BEVs or may be less reliable or more expensive to produce than expected. In addition, our solar modules may be subject to accelerated corrosion due to the impact of thermal expansion. An early prototype version of our integrated solar modules rippled and showed optical deviations when intensely exposed to the sun for an extended period of time. While we believe that we have found the reason for these issues, we cannot guarantee that they will not recur. In addition, partial exposure of our solar modules to sun may cause sections not exposed to sun to become very hot, which may lead to bodily harm should persons touch these sections. Defects in our integrated solar modules may cause fires and injuries. Any of our hardware or software solutions may contain errors, bugs, vulnerabilities or design defects or may be subject to technical limitations that may compromise the functionality of our offering. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect and may only be discovered after industrial commercialization of our technology has begun. Additional risks may result from the use of any of our solutions in jurisdictions where such use is not lawful. For example, our solar module technology may be used or commercialized by any of our licensees in jurisdictions where the use of such a solution may not be lawful or subject to additional regulatory requirements, which may potentially expose us or individuals to significant liability risks or negatively affect our brand. Furthermore, any plans to prove the functionality, usability and availability of our solar technology and other solutions are subject to developments with respect to the Self-Administration Proceedings.

We depend on the adequate protection of our intellectual property, which can be difficult and costly.

We seek to sell and license our proprietary solar technology and other solutions to business customers and invest significant resources in their development. The protection of our proprietary solar technologies and other innovations is therefore critical to our business and the commercial success of our products. We hold several patents relating to our technological innovations, such as our solar module technology and our energy management system for vehicles. To establish and protect our rights in our technology, we rely on a combination of patents, trade secrets (including know-how), copyrights, trademarks, intellectual property licenses, employee and third-party nondisclosure agreements and other contractual rights. Any failure to obtain, maintain, protect, and monitor the use of our existing intellectual property rights could result in the loss of valuable technologies or material business opportunities.

The measures we take to protect our intellectual property from unauthorized use by others, including current or former suppliers, partners or employees, may not be effective for various reasons. Any patent applications we submit may not result in the issuance of patents, the scope of our issued patents may not be broad enough to protect our proprietary rights or our issued patents may be challenged and/or invalidated by our competitors. Any successful challenge to any of our intellectual property rights, including by competitors or current or former employees, could deprive us of rights necessary for the successful commercialization of our solar technology and innovations. Challenges to our patents could impair or eliminate our ability to collect future revenues and royalties. The patent prosecution process is expensive, time consuming and complicated, and we and our future licensors may not be able to file, prosecute or maintain all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we and our future licensors may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We filed and intend to continue to file trademark applications in relevant jurisdictions but may be unable to register our trademarks or otherwise protect them. For example, we have failed in some jurisdictions to obtain protection for our circle with a dot in the middle, if it is not combined with other distinctive elements. In China, our trademark application for our circle with a dot in the middle, the Sono name, and the combination of the Sono name and our circle with a dot in the middle has been objected to. In the United States, our application to register “Driven by the Sun” as a trademark has been denied. In addition, we are in ongoing discussions with an American developer and manufacturer of audio products, who filed oppositions against various trademarks that were filed by us after a rebranding process, and a producer of telescopic sights has also filed oppositions against the same trademarks that were filed by us after the rebranding process. With both opponents, we are in negotiation to find an amicable solution. Therefore, for the oppositions that have been filed by these opponents, an extension of the cooling-off period has been filed. Our efforts to register a trademark may be subject to opposition and if a third-party were to register our trademarks, or similar trademarks, in a jurisdiction where we have not successfully registered such a trademark, it could create a barrier to the successful commercialization of our products. For example, in Europe, there are on-going attempts to register our slogan or other marks in relation to transport vehicles by land, air, or water. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage as well as a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results.

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

We have applied for patent protection relating to our technological innovations in certain jurisdictions. While we generally consider applying for patents in those countries where we intend to make, have made, use, sell or license patented products, we may not accurately assess all the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, our pending patent applications may be challenged by third parties or such applications may not eventually be issued by the applicable patent offices as patents. The denial of our key patent applications or of a substantial portion of our patent applications could have a substantial negative impact on the value and strength of our intellectual property rights, our ability to execute our business plans and compete with others in our industry. In addition, the patents issued as a result of our foreign patent applications may not have the same scope of coverage as our patents in the EU or United States.

Changes in the patent laws or their interpretation in the relevant jurisdictions may reduce our ability to protect or commercialize our inventions and enforce our intellectual property rights. More generally, these changes could affect the value of our patents and other intellectual property. Our efforts in seeking patent protection for our solar technology and other innovations could be negatively impacted by any such changes, which could have a material adverse effect on our existing patent rights and our ability to protect, enforce or commercialize our intellectual property rights in the future. In particular, our ability to stop third parties from making, using, selling, offering to sell or importing products that infringe our intellectual property rights will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements.

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

We cannot be certain that we are the first inventor of the subject matter to which a particular patent application pertains. If another party has filed a patent application pertaining to the same subject matter as we have, we may not be entitled to the protection sought by our patent application. Patent applications in many jurisdictions are typically not published until several months after filing and we cannot be certain that we were the first to make the inventions claimed in any of our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions and may face similar risks in other jurisdictions should we expand our operations, including in significant markets such as the United States and China.

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

Our asset-light business model provides for the outsourcing of the production of our solar modules and the sourcing of off-the-shelf components from suppliers, as well as outsourced logistics and delivery management based on low inventories. We have no experience to date in manufacturing processes, including through our production partner, or in supply chain management. We do not know whether we will be able to secure efficient, low-cost manufacturing capabilities and implement automated manufacturing processes.

We depend on our business partners, such as suppliers and logistics services providers, providing their products and services according to our needs and specifications. Many of our components are still at a prototype stage and have not undergone series production feasibility checks. Any failure to meet the required quality, price, engineering, design and production standards, as well as the production volumes, may negatively impact our ability to successfully mass market our products. The injection-molding based production process of our solar module technology or other relevant production technologies may not be as efficiently scalable as expected or, if scaled, may lead to a higher number of product defects than anticipated (due to, for example, increased breakage of solar cells during the injection molding process). Any negative perception of the long- and short-term durability of our proprietary solar module technology based on polymer technology, and other related components in the day-to-day wear and tear of the vehicles, may negatively affect our production and commercialization efforts.

Even if we are successful in developing our high volume manufacturing capability and processes and reliably source our component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers or logistics, or in time to meet our commercialization schedules or to satisfy the requirements of customers. Impacts of inflation, including an increase in energy costs, may negatively affect our cost base. Any failure to develop reliable manufacturing processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, operating results and financial condition.

Furthermore, our relationships with business partners such as suppliers and logistics services providers may be negatively impacted by our applications to open Self-Administration Proceedings and our plans to pursue relationships with such business partners are subject to developments with respect to these proceedings. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings—Operating under the Self-Administration Proceedings for a long period may disrupt our business and may materially and adversely affect our operations, including by consuming a substantial portion of the time and attention of our management team, and adversely affecting our ability to maintain important relationships with creditors, customers, suppliers, service providers, employees and counterparties, and impacting our ability to pursue new customer arrangements and projects” and “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings—We are subject to risks and uncertainties associated with the Self-Administration Proceedings we have applied for”.

Some of our manufacturing equipment is customized and sole sourced.

The tooling equipment for our solar modules will be custom-made by one of our manufacturing partners according to our individual needs and production lines based on designs or specifications that we provide. As a result, our tooling equipment is not readily available from multiple vendors and would be difficult to repair or replace if it were to become delayed, damaged, or stop working. If any piece of such production equipment fails, production along the entire production line could be interrupted. In addition, the failure of the relevant manufacturing partner to supply equipment in a timely manner or on commercially reasonable terms could delay our commercialization plans, otherwise disrupt our production schedule, and/or increase our manufacturing costs, all of which would adversely impact our operating results.

Furthermore, our relationships with manufacturing partners may be negatively impacted by the Self-Administration Proceedings and our plans to pursue relationships with manufacturing partners are subject to developments with respect to these proceedings. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings—Operating under the Self-Administration Proceedings for a long period may disrupt our business and may materially and adversely affect our operations, including by consuming a substantial portion of the time and attention of our management team, and adversely affecting our ability to maintain important relationships with creditors, customers, suppliers, service providers, employees and counterparties, and impacting our ability to pursue new customer arrangements and projects” and “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings—We are subject to risks and uncertainties associated with the Self-Administration Proceedings we have applied for”.

We depend on a limited number of suppliers for the sourcing of raw materials and components required for our solar technology and other innovations.

There are only a limited number of suppliers of solar technology components or raw materials. We currently depend on a single supplier for various raw materials or components required for the manufacturing of our solar technology products. This makes our supply chain and the production of our offering dependent on the performance of such suppliers and increases the risks of interruption. Our operations will be negatively affected if one of our suppliers experiences capacity constraints and is not in a position to deliver the required quantities of a certain raw material, component or part.

The solar industry is frequently subject to significant disruptions and resulting shortages of components or raw materials may impair our ability to commercialize our products at attractive margins or at all. Suppliers may decide to allocate relevant components or raw materials, particularly the ones with high demand or insufficient production capacity, to more profitable or established customers and our supply may be reduced as a result. Our dependency on a limited number of suppliers also increases the bargaining power of the relevant suppliers with respect to certain materials or components, which may expose us to abusive conduct, may prevent us from entering into long-term supply agreements with guaranteed pricing or may require us to accept disadvantageous economic or legal conditions. The acquisition of any supplier could limit our access to relevant raw materials or components and require material redesigns of our solar technology and impair our business prospects. We may also be forced to stop production should a supplier fail to provide required certifications for its products or should the supplier be accused of infringing or misappropriating third-party intellectual property rights. If we need to replace a supplier or if a supplier terminates its relationship with us, there is no guarantee that we will be able to find adequate substitute products or suppliers in time or at all. In addition, global events such as pandemics, war or crude oil shortages may negatively affect the availability, price levels, delivery times or minimum order quantities of products, components and materials, such as polymers for solar cells or microelectronic chips for MCUs. The vast majority of supplies of raw materials for the solar industry come from China, which makes our supply chains particularly vulnerable to intensifying political tensions with or trade sanctions or comparable limitations concerning China. As a result, we may be required to find replacement suppliers, which may prove difficult, increase our production cost and could lead to a delay in the envisaged start of commercial production.

Furthermore, we may ask for product changes or amendments of certain specifications of components or raw materials to be delivered by suppliers, sometimes on short notice, due to new development results or the insufficiency of previous specifications, which may increase the costs for relevant components or raw materials or may render the relevant supplier unable to accommodate relevant requests. It is also possible that the supplier does not have the right to sell the relevant product to us, for example, because the supplier lacks the intellectual property rights to the design or because the supplier has an exclusivity agreement with another manufacturer, which we could force us to discontinue production or sales of our products, to replace the part or to change the design of our technology, which could result in significant delays and costs or make the production of our products impossible altogether. Suppliers may change their products or may go out of business, resulting in limited or no availability of relevant parts and materials for the production and maintenance of our products. All of our sourced components and raw materials are subject to typical transportation risks, such as delivery delays, damage or theft in the course of transportation or fines resulting from the violation of customs or other transportation regulations.

Furthermore, our relationships with our suppliers may be negatively impacted by the Self-Administration Proceedings and our plans to intensify or modify relationships with suppliers or expand the number of our suppliers are subject to developments with respect to these proceedings. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings—Operating under the Self-Administration Proceedings for a long period may disrupt our business and may materially and adversely affect our operations, including by consuming a substantial portion of the time and attention of our management team, and adversely affecting our ability to maintain important relationships with creditors, customers, suppliers, service providers, employees and counterparties, and impacting our ability to pursue new customer arrangements and projects” and “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings—We are subject to risks and uncertainties associated with the Self-Administration Proceedings we have applied for”.

We expect to depend on suppliers for production of a central component of our solar modules; quality concerns could delay our expected start of the industrial production and large-scale commercialization of our solar technology.

We currently have engaged a single supplier for engineering services for the manufacturing process and production of a central component of our solar modules, the photovoltaic labels. This supplier was also supposed to play a key role in our former passenger car program and adapted its own business model to our plans and expected needs. This supplier will have to adapt its operations to our revised business model and there is no guarantee that this supplier will be able to adapt its business model accordingly in time or at all. Therefore, we are in the process of identifying a second supplier of photovoltaic labels to mitigate our dependency on this single supplier but there is no guarantee that we will be successful in onboarding a second supplier in time or at all. Even if we are successful in onboarding a second supplier, we still face certain risks with respect to dependency and the sourcing of photovoltaic labels as a key component of our solar modules. Any delay or disruption in the engineering work or production of photovoltaic labels by our suppliers could significantly delay or disrupt our envisaged timelines or the production of our solar modules. We are in an ongoing dialogue with these suppliers concerning product quality. For example, the latest samples for our prototyping received from our first supplier did not conform to our technical requirements or quality expectations for the state of the current development. The suppliers may not be in a position to improve the quality so that it meets our expectations within the required timeframe or at all. Quality issues, including issues with performance and durability, may delay or reduce the chances of selling or licensing the technology following the termination of the Sion passenger car program. In addition, our dependence on these supplier means that any disruption in the suppliers’ ability to continue their business operations, or any change in the suppliers’ willingness to continue as our suppliers, may also delay or reduce the chances of selling or licensing the technology and require us to invest substantial time and resources to find replacement suppliers. Given the technology and hardware needed to produce photovoltaic labels, we may not be able to replace any of our suppliers in the short term if we decide to do so. There is no assurance that our suppliers or any replacement supplier have secured or will be able to secure access to sufficient funding.

Furthermore, our relationships with our suppliers may be negatively impacted by the Self-Administration Proceedings and our plans to pursue relationships with suppliers are subject to developments with respect to these proceedings. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings—Operating under the Self-Administration Proceedings for a long period may disrupt our business and may materially and adversely affect our operations, including by consuming a substantial portion of the time and attention of our management team, and adversely affecting our ability to maintain important relationships with creditors, customers, suppliers, service providers, employees and counterparties, and impacting our ability to pursue new customer arrangements and projects” and “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings—We are subject to risks and uncertainties associated with the Self-Administration Proceedings we have applied for”.

Increases in costs, disruption of supply or shortage of raw materials or certain products could harm our business.

Once commercial production of our solar technology begins, our manufacturing partners who are expected to produce our solar modules, or any of our other suppliers, may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials required for the manufacturing of our products or certain parts or components used in them. Our solar technology depends on various raw materials and products. The prices for these materials and products may fluctuate depending on market conditions, inflation levels, energy prices, macroeconomic factors, and political developments. Some products may not be available at all in the short term. In addition, the imposition of new government regulations, duties or taxes, such as taxes on imported materials and components that are used in our solar modules or are otherwise necessary for production of our solar technology, could also affect the prices for these materials and products. Substantial increases in the prices for raw materials and/or increases in freight charges would increase our operating costs and could reduce our margins if the increased costs cannot be recouped through increased product prices. There can be no assurance that we will be able to recoup increasing costs of raw materials by increasing product prices.

We have yet to enter into contractual agreements with many of our prospective suppliers and business partners and may have to renegotiate these agreements as we scale our business.

We need to finalize our contractual arrangement with many of our prospective suppliers and business partners. Negotiations with our prospective suppliers and business partners may consume significant resources and time and there is no guarantee that such negotiations will be concluded successfully. In the negotiations, we may agree to terms and conditions that are less favorable to us than expected. We may be subject to unfavorable rules on the transfer of risk with respect to our solar modules or supplied components or disadvantageous payment terms. Any failure to finalize our arrangement with our manufacturing partners in a timely manner may lead to a delay in the production and delivery of our offering. Terms and conditions (including production cost) of any contractual arrangement, including any preliminary contractual arrangement, may have to be renegotiated due to a lapse of time or a change in material circumstances should we not be able to realize the anticipated timelines.

Prospective suppliers and business partners may end their relationship or negotiations with us for various reasons. Many of the suppliers we involve, or intend to involve, are well-known market players with significant bargaining power and whose position towards us is bolstered due to our dependency on such suppliers as there are only a limited number of suppliers for solar technology components and raw materials. We, on the other hand, are not an established business and have limited market power. Therefore, we may not be able to successfully assert our own interests and may have to enter into contracts with significantly disadvantageous terms and conditions, such as unfavorable prices, limitations on remedies in cases of breach of contract, unfair liquidated damages provisions or broad termination rights allowing our business partners to end their relationship with us at will. If we successfully produce and market our solar technology on an industrial scale, we will seek to further scale our operations. We may have to renegotiate, amend or extend our relationships with our business partners and there is no guarantee that we will be successful in doing so. We may incur substantial additional costs and expenses should we have to amend our business model to scaled operations and we may even fail to do so.

Furthermore, our relationships with prospective suppliers and business partners may be negatively impacted by the Self-Administration Proceedings and our plans to pursue relationships with prospective suppliers and business partners are subject to developments with respect to these proceedings. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings—Operating under the Self-Administration Proceedings for a long period may disrupt our business and may materially and adversely affect our operations, including by consuming a substantial portion of the time and attention of our management team, and adversely affecting our ability to maintain important relationships with creditors, customers, suppliers, service providers, employees and counterparties, and impacting our ability to pursue new customer arrangements and projects” and “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings—We are subject to risks and uncertainties associated with the Self-Administration Proceedings we have applied for”.

We may not be able to obtain or agree on acceptable terms and conditions all or a significant portion of the government grants, loans and other incentives for which we may apply, which may negatively affect our ability to reach funding goals.

We may apply for federal and state grants, loans and tax incentives under various government programs designed to stimulate the economy or to support the development or production of electric vehicles and related technologies.  Our ability to obtain funds or incentives from these sources is subject to the availability of funds under applicable programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining any grants, loans and other incentives.

In addition, as a result of our termination of the Sion passenger car program in February 2023 and the recent employee terminations in light of our intention to focus in the short- to medium-term on our Solar Bus Kits, we are in the process of withdrawing from and terminating certain grants and other incentives that we were previously awarded but no longer align with our current business model and staffing. For example, we exited the SCALE project, which related to the mass deployment of electric vehicles and the accompanying smart charging infrastructure/V2G (vehicle-to-grid) to demonstrate how AC bi-directional charging can support the electric grid (e.g. by reducing peak loads) using open standards, and will have to repay some of the funds received under the SCALE project if we emerge from the Self-Administration Proceedings. Furthermore, while the Subsidiary Self-Administration Proceedings are ongoing, the Subsidiary is prohibited from obtaining grants, loans or other incentives and our plans to obtain grants, loans and other incentives going forward are subject to developments with respect to the Self-Administration Proceedings. If we are not successful in obtaining any of these additional incentives and unable to find alternative sources of funding to meet our planned capital needs, our business and prospects could be materially adversely affected.

We depend on the acceptance of our brand and any negative publicity relating to any of our business partners and their products or services could have a significant negative impact on our business and reputation.

Our business and prospects heavily depend on our ability to develop, maintain, and strengthen our Sono brand. Our current and potential competitors often have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. Establishing our brand and offering requires substantial resources and we may not succeed in establishing, maintaining and strengthening our brand. Our brand and reputation could be severely harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, customers or our industry in general. For example, the German prosecutor has opened an investigation against our CEOs Laurin Hahn and Jona Christians alleging that we misled the German state about the extent of a working hour reduction in 2020 and, accordingly, the extent of public subsidies our employees were entitled to. While most of the allegations have been clarified, we cannot rule out that a conviction of Laurin Hahn and/or Jona Christians may damage our reputation. Any actual or alleged misconduct by, or negative publicity relating to, any of our business partners and their products or services could have a significant negative impact on our business and reputation whether or not such publicity is directly related to their collaboration with us. Our ability to successfully build our brand could also be adversely affected by any negative perception about the quality of our business partners’ products or services.

If our solar modules or any other of our solutions fail to perform as expected, our ability to market our products could be harmed.

Our solar modules or any other of our solutions, including our Solar Bus Kits, may not perform as expected or may require repair. Our solar modules will consist of, and their performance depends on, various complex components supplied by various suppliers and assembled by a third-party manufacturer. There is no guarantee that all product specifications of our solar modules, which partly reflect our current expectations and development targets, will actually be realized if and when the commercial production and delivery of our solar modules begins or at all. Our asset-light business model and the intended production of our solar modules by an external manufacturing partner pose particular challenges to our quality management processes. Our quality management system may not be effective or sufficient and the number of defective products may be substantially higher than anticipated. The risk that we do not detect defects before the commencement of large-scale sales of our products and that our products will not comport with previously defined product specifications is heightened by our limited experience in designing, developing and manufacturing solar modules. We may experience product recalls in the future, which could result in the incurrence of substantial costs relating to, for example, return shipping for defective products and costs associated with the repair of the underlying product defect. Any product recall may consume a significant amount of our resources. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Our advertisements may not have complied in the past and may not comply in the future with all relevant legal requirements and may be subject to misperception.

We cannot guarantee that all of our public statements that qualify as advertisements, or whole advertising campaigns, comply with legal requirements under competition law or other laws, rules or regulations. Any non-compliance could lead to administrative fines and may result in us being required to discontinue a campaign. We may also be forced to publicly correct incorrect statements. In addition, our public communications also may have contained, or may contain in the future, incorrect information or statements or may be subject to misperception. We often advertise our products with rather general characteristics and specifications that are subject to interpretation, such as “green,” or “environmentally friendly” and any statement relating thereto may spark discussions, challenges or legal claims should any of our customers or other third party have an understanding of these characteristics and specifications that differs from ours. Any of the foregoing could adversely affect our reputation and brand and our business.

We intend to market and sell our products via direct business-to-business channels and will not maintain a network of physical presences.

If and when our products reach commercial production, we intend to sell them to our customers via customary business-to-business channels rather than through physical sales offices, company-owned retail stores or another form of physical presences. This distribution model subjects us to various risks as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than may be possible by utilizing a network of physical presences. Moreover, we will be competing with other market players who may have well established distribution channels. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies and our inability to successfully implement such a distribution model could adversely affect our business, reputation, results of operations, financial condition and prospects.

If we are unable to establish a network for aftersales customer service or otherwise successfully address the service and maintenance requirements of our customers, our business, reputation, results of operations, financial condition and prospects will be materially and adversely affected.

If and when our products reach commercial production, we intend to offer our own aftersales service and also maintain our own network of cooperating service partners for the provision of aftersales customer service. We still have to identify and enter into negotiations with one or several potential business partners maintaining a suitable network of physical workshops to implement our concept of aftersales customer service for some industries and there can be no assurance that we will be able to achieve our goal of establishing a service network that offers repair, servicing, maintenance and warranty service to our customers in time or at all. Even if we successfully manage to partner with relevant service partners, they will initially only have limited experience in servicing our solar modules and solutions for our customers. If our cooperation partners do not render the desired results, we may need to find further suitable external partners and enter into service arrangements with them on terms and conditions acceptable to us in order to offer our customers adequate service and maintenance offerings. If we are unable to successfully address the service and maintenance requirements of our customers, our business, reputation, results of operations, financial condition and prospects will be materially and adversely affected.

Product recalls could materially adversely affect our business, prospects, operating results and financial condition.

Our solar module technology and other solutions are complex products whose reliability and durability in the day-to-day wear and tear remains untested. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our products prove to be defective or noncompliant with applicable relevant regulatory or safety standards. Relevant defects may include, for example, a lack of durability of our solar modules, intense heat development as well as thermal expansion of our modules. Any product recall in the future may result in adverse publicity and damage our brand. Such recalls could involve significant expense and diversion of management attention and other resources and could adversely affect our business, prospects, financial condition and results of operations.

Our solar modules pose certain health and safety risks.

Our solar modules, including our Solar Bus Kits, may pose various risks to the environment. Solar modules include components and complex systems that can fail, such as switches, fuses and wiring feeding the solar modules’ power into a vehicle’s systems. In addition, chemical and potentially toxic materials are used in the production of solar cells, in a process that generates many toxic byproducts such as hexafluoride. These products are dangerous for the environment as well as for humans. Even if our production partner has implemented safety procedures related to the handling of such toxic materials, a safety issue, contamination or fire related to the solar modules could disrupt operations. Furthermore, solar modules may catch fire due to, for example, spontaneous combustion, either from the parts within the modules or in the surrounding environment, due to the high levels of heat produced by the device. Solar modules that catch fire may produce heat, smoke and toxic byproducts, may lead to the destruction of the vehicle or may cause bodily harm. In addition, excessive heat may significantly reduce the power output of our solar modules and negatively affect the additional solar range or targeted reduction in fuel consumption. Excessive heat may also lead to thermal expansion and deformation of solar modules, which can negatively affect their functionality or damage the exterior of vehicles. Any of the foregoing could adversely affect our business, harm our brand, prospects, financial condition and operating results.

Interruption or failure of information technology and communications systems could disrupt our business and affect our ability to effectively provide our services.

We utilize information technology systems and networks as well as cloud computing services to process, transmit and store electronic information in connection with our business activities. We manage and maintain our applications and data utilizing a combination of on-site systems as well as externally managed data centers and cloud-based data centers. We utilize third-party security and infrastructure service providers to manage our information technology systems and data centers. These applications and data encompass a wide variety of business-critical information, including research and development information, commercial information, and business and financial information as well as personal data of customers, community members or employees. In addition, we also rely on independent third-party service providers, such as Google, which play an important role for our offering, marketing channels and overall presence. Our data of any kind stored on the cloud services and on individual devices could be lost due to improper handling, insufficient commissioning of third parties to create backup copies, or due to damage or accidental or intentional deletion by our employees. Our data could also fall into the hands of third parties, whether through espionage, hacking or due to incorrect operation of the systems. Any unauthorized access to our data or any asset could result in its leakage, loss, manipulation or fraud or materially impair our business operations.

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

Any problems with or insufficiencies of our or our service providers’ data centers or services could result in lengthy interruptions of our or our service providers’ information technology systems. Cyber threats are persistent and constantly evolving. Such threats have increased in frequency, scope and potential impact in recent years. Information technology evolves rapidly and we or our service providers may not be able to address or anticipate all types of security threats, and may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. There can be no assurance that we or our service providers, contractors or consultants will be successful in preventing cyberattacks or successfully mitigating their effects. Similarly, there can be no assurance that any third-party service provider will be successful in protecting our confidential and other data that is stored on their systems. In addition, we may suffer reputational harm or face litigation or adverse regulatory action as a result of cyberattacks or other data security breaches and may incur significant additional expense to implement further data protection measures. Any disruption of the networks and services of independent third-party service providers could also negatively affect our operations, accessibility or offering.

If we are able to successfully emerge from the Self-Administration Proceedings, we may face risks associated with international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business.

If we are able to successfully emerge from the Self-Administration Proceedings, we expect that our initial market will be central Europe, but our geographic coverage could exceed these markets. As a result, we would face risks associated with such growth, including possible unfavorable regulatory, political, tax and labor conditions, which could harm our business, as well as incurring significant expenditures necessary for satisfying relevant regulatory requirements or obtaining product certification in such new markets. Our operations will be subject to the local legal, political, regulatory and social requirements and economic conditions in the relevant jurisdictions. There is no guarantee that we will obtain relevant certifications for our products in the relevant markets or at all. We have not yet checked the feasibility of a rollout of our products in all the markets we may tap in the future and may identify political, regulatory, operational or practical hurdles, which may render an expansion into such a market unfeasible.

We have no experience to date selling our products. Any international sales would require us to make significant expenditures, including the potential hiring of local employees and potential establishment of local offices or facilities, in advance of generating any revenues. We may become subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our products as planned and require significant management attention. If we fail to successfully address such risks, our business, prospects, operating results and financial condition could be materially harmed.

If we are unable to attract and retain key employees and hire qualified management, technical and engineering personnel, our ability to compete could be harmed.

Our success and financial performance depend on technological innovation and resources. Our success in such an environment depends, to a large extent, on our management and the ability to retain our key personnel. We benefit from the expertise and knowledge of our research and development team and our competitiveness could be significantly impaired should we be unable to retain the key employees in our research and development team or any other team member. Any temporary or permanent unavailability or any unexpected loss of one or more of our management members or key employees could adversely affect our business and competitiveness. In connection with the Yorkville Investment, our founders, Laurin Hahn and Jona Christians, may resign from our management board. Any such change may have a significant impact on our operations and the loyalty and motivation of our employees.

Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop highly qualified personnel. In light of our decision to terminate the Sion program in February 2023, as of the end of March 2023, we had notified 254 employees about the termination of their employment with us and, in this context, additional employees decided to leave us. Thereafter, in connection with the corporate structure and future business model currently envisioned in the planned Yorkville Investment, including the streamlined initial business focus on the Solar Bus Kit, in September 2023, we terminated the contracts of 40 employees, including the contracts of the four managing directors of the Subsidiary. In addition, in late October 2023, we gave notice to all of our remaining employees. In November 2023, we agreed on the Yorkville Investment and offered to reinstate these employees. While more than 80% of these employees accepted our offer to stay, these events may have damaged our reputation as an employer and may significantly negatively affect our ability to hire and retain employees. Further, the significant reduction in headcount in 2023, as well as the planned change in management at both the Company and Subsidiary levels in connection with the Yorkville Investment, which in both cases will result in smaller management teams, expose us to the risk that employees with relevant knowledge and know-how may have left us and that the remaining employees may not be able, or may not have the adequate skills or time, to successfully perform all of the functions that are necessary for us to manage, develop or grow our business.

We may have to hire additional employees in order to maintain our daily operations, corporate functions and be able to complete the development of our solar technology in order to start its commercial production according to our currently envisioned timelines. We may not succeed in hiring employees in sufficient numbers or at all, as our technological solutions are complex and innovative and individuals with sufficient experience with solar technology, particularly solar technology used in vehicles, are scarce, and as a result, we will need to expend significant time and money to train available employees. Competition for qualified employees is intense, and our ability to hire, attract and retain them depends, among others, on our ability to provide competitive compensation. Even if we are able to successfully emerge from the Self-Administration Proceedings, these proceedings and the events leading up to them are likely to have damaged our reputation as an employer. Furthermore, we have a limited operating history and our brand and reputation as an employer are not as developed as that of established market players. We have not yet generated any material revenues, significantly depend on external financing and may not be able to offer potential employees attractive or competitive remuneration.

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

In light of our decision to terminate the Sion program in February 2023 and our financial situation, we terminated the vast majority of our employees. Thereafter, in connection with the corporate structure and future business model envisioned in the Yorkville Investment, including the streamlined initial business focus on the Solar Bus Kit, in September 2023, we terminated the contracts of 40 employees, including the contracts of the four managing directors of the Subsidiary. We may also decide to terminate further employment relationships in the foreseeable future. We are exposed to substantial liability and other risks related to former employees, who may initiate legal proceedings and assert that the termination of their employment relationship by us was not justified under applicable law and may seek re-employment, monetary compensation or damages. Therefore, we may be exposed to substantial financial and other liabilities should employees be successful in challenging terminations. As of December 1, 2023, 13 employees had initiated legal proceedings against us in connection with their termination due to our changes in business model, 11 of which have already been resolved as of the date of this Annual Report. In addition, despite their termination, former employees may still claim to be, fully or partially, entitled to certain benefits granted to them while they were still employed with us, such as, for example, certain incentives, bonuses or pension entitlements. We may also be liable for substantial social security contributions with respect to terminated employees for a prolonged time. We also continue to face the risk of additional employees, including key personnel, deciding to leave and pursue new employment opportunities in light of the uncertainty created by the pendency of the Self Administration Proceedings.

Workforce management poses various risks and challenges, particularly in the EU and Germany, where the vast majority of our workforce is located. The labor laws in Germany are complex and rather employee-friendly. For example, the German Working Time Act (Arbeitszeitgesetz) sets out a strict framework for, among others, the length of working shifts and resting breaks, the definition of working days and holidays, work on holidays, compensation and the obligation of employers to record working times of employees. There can be no assurance that we have complied or will comply in all material aspects with applicable labor laws, which may lead to the imposition of material fines or even criminal liability and may significantly negatively affect our reputation.

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

In February 2022, Russia invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted manufacturing, delivery and supply chains at a global scale. In addition, the recent war between Israel and Hamas may also disrupt or otherwise negatively impact manufacturing, delivery and supply chains at a global scale and may also have a material impact on business relationships with customers in the region. We cannot yet foresee the full extent of the impact that these wars and the sanctions imposed as a result thereof, as well as any future sanctions that may be imposed in connection with these wars, will have on our business and operations. Such impact will depend on future developments of the wars, which are highly uncertain and unpredictable. The wars could have a material impact on our results of operations, liquidity, and capital management. We will continue to monitor the situation and the effect of these developments on our liquidity and capital management. At the same time, we have taken actions to maintain operations and to secure our supply chain.

Regulatory, Legal and Tax Risks

We are subject to substantial regulation and unfavorable changes to, or failure by us to comply with, these regulations could substantially harm our business and operating results.

We are subject to substantial regulation under international, national, regional, and local laws. We expect to incur significant costs in complying with these regulations. In addition, additional regulatory costs or hurdles may materialize in the future as we expand our operations, as we have not yet assessed all relevant legal aspects of our operations and current business model with respect to the relevant legal framework of all jurisdictions we may conduct business in. Regulations related to the mobility and e-mobility industry and alternative energy are evolving and we face risks associated with changes to these regulations. We are unable to predict future legislative or regulatory changes, initiatives or interpretations and any such changes, initiatives or interpretations may increase costs and competitive pressure on us. The adoption of new or amendment of existing regulations or frameworks regarding the promotion of alternative fuel concepts could negatively affect demand for e-mobility solutions in general and, in turn, our products in particular. To the extent laws change, our products may not comply with applicable international, national, regional or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

We are subject to various environmental laws and regulations that could impose substantial costs upon us.

Our operations, are or will be subject to international, national, regional and/or local environmental laws and regulations, including, in the jurisdictions in which we intend to sell our products, laws relating to the use, handling, storage, disposal and human exposure to hazardous materials (including the German Federal Soil Protection Act (Bundes-Bodenschutzgesetz), and Regulation (EC) no. 1907/2006 (REACH)). Furthermore we will be affected by the Extended Producer Responsibility, an EU policy approach under which producers are given a significant responsibility  -  financial and/or physical  -  for the treatment or disposal of post-consumer products. We may be or become subject to various environmental, social and governance-related regulations in the future, such as the EU Corporate Sustainability Reporting Directive, EU Taxonomy for sustainable activities or the Act on Corporate Due Diligence Obligations in Supply Chains (“Lieferkettensorgfaltspflichtengesetz”, LkSG) including as a result of recent legislative or regulatory initiatives. Environmental and health and safety laws and regulations can be complex. We expect that we will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations, which may require us to change our operations, potentially resulting in a material adverse effect on our business, prospects, financial condition and operating results.

These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations.

We may be involved in legal proceedings based on the alleged violation of intellectual property rights either by us or third parties, such as patent or trademark infringement claims, which may be time-consuming and cause us to incur substantial costs.

Technological innovation will be a crucial aspect of our potential success. We have been granted several patents for our technologies and intend to continue to file additional patent applications in the future. As the number of competitors in our market increases, and as the number of patents issued in the area of mobility and e-mobility grows, the possibility of patent infringement claims against us or by us increases. While we are not aware that our technologies infringe the proprietary rights of any third party or that technologies of a third party infringe our proprietary rights, we do not regularly conduct freedom to operate searches. Policing violations of our intellectual property rights or unauthorized use of our proprietary technology can be difficult and result in substantial costs. Litigation may be necessary to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others. We cannot ensure that the outcome of such potential litigation will be in our favor, and such litigation may be costly and may divert management attention and other resources away from our business. We may not be able to manufacture or commercialize our technology as planned and our freedom to operate may be impaired, absent a license, which may not be available on reasonable terms or at all, should we fail to successfully identify or challenge any patents or patents applications that cover our technology or innovations. This risk is more pronounced against the background that it is difficult for industry participants, including us, to identify all third-party patent rights that may be relevant to our product candidates and technologies because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We may in-license patents and other intellectual property from third parties, including suppliers and service providers, and we may face claims that our use of this in-licensed technology infringes the intellectual property rights of others. In such cases, we will seek indemnification from our licensors. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses.

We may be required to participate in interference, derivation or opposition proceedings that concern disputes regarding priority of inventions disclosed in our patents. Determining patent infringement by a product, as well as priority of inventions and other patent-related disputes, involves complex legal and factual issues and the outcome is often uncertain. We have not conducted any significant search of patents issued to third parties, and third-party patents containing claims covering our technology or methods that predate our patents may exist. Because of the number of patents issued and patent applications filed in our technical areas or fields (including some pertaining specifically to electric vehicles), we may identify third party technologies that infringe our patents or our competitors or other third-parties may assert that our technology and the methods we employ in the use of products incorporating our technology are covered by patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, we may not be aware of certain patent applications that are currently pending, which applications may result in issued patents that our technology or other future products would infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe.

Our ability to successfully commercialize our solar technology, and therefore our ability to potentially generate meaningful revenue streams, may be significantly impaired should it or any of its components violate third parties’ intellectual property rights. The scope of patent claims is subject to construction based on interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. Established vehicle manufacturers, technology companies or other market players may invest significant resources and capital to protect their intellectual property and scan the market for potential violations. There is a heightened risk that inquiries or legal proceedings based on the alleged violation of intellectual property rights are initiated by established vehicle manufacturers or technology companies that develop and test technologies similar to ours and that have much more resources and funds than us. Other companies owning patents or other intellectual property rights relating to technologies relevant for us, such as solar modules or electronic power management systems may also allege infringement of such rights. In addition, we may also be exposed to claims from individuals who were or are engaged in the design and development of our technologies or previously developed vehicles. We initiated mass layoffs of former employees in connection with the change in our business model, which increases the risk for retaliatory actions. Former employees who left us or were terminated may seek to assert ownership in or otherwise challenge intellectual property rights that we claim or are crucial for our plans. The publicity interest we receive as a public company draws significant attention to us and likely generally increases the risks of such claims and legal proceedings, no matter whether such claims lack the required merits or not or are of merely fraudulent nature.

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

The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. Because of the substantial amount of discovery required in certain jurisdictions in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. If we are required to obtain a license from any third party in order to use the infringing technology and continue developing, manufacturing or marketing our products, we may not be able to obtain such required license on commercially reasonable terms or at all, including due to competitors being unwilling to provide us a license under any terms. A successful claim of infringement of intellectual property against us could therefore materially adversely affect our business, prospects, operating results and financial condition. Any litigation or claims, whether valid or invalid, could result in substantial costs and diversion of resources and we have not yet created any reserves for litigation related to intellectual property.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest, which may adversely affect our business.

Our trademark registrations and applications are valuable assets and may be challenged, infringed, circumvented or declared generic or determined to infringe a third party’s trademarks. In March 2022, we filed eight new trademarks with the European Union Intellectual Property Office. Each of those new trademarks has been opposed by two separate opponents. We may not be able to protect our rights to these trademark registrations or applications, which may be necessary to build name recognition among potential collaborators or customers in our markets of interest. For example, we have failed in some jurisdictions to obtain protection for our circle with a dot in the middle, if it is not combined with other distinctive elements. Equally, there can be no assurance that we will be successful in registering additional or replacement trademarks if we were to engage in a rebranding. At times, competitors may adopt trademarks or trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our trademark registrations or applications. We have not conducted any availability searches for trademarks to assess whether our trademark registrations would not infringe a third party’s trademarks, or whether our trademark applications would be successfully registered. We can provide no assurance that our pending trademark applications will be approved. Successful third-party challenges to the use of any of our trademarks may require us to rebrand our business or certain products or services associated therewith.

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

●

the patents of others may have an adverse effect on our business and/or our technology may infringe existing third party patents, leading to either loss of freedom to operate or the need to pay license fees;

●

we may choose not to file a patent in order to maintain certain trade secrets or proprietary know-how, and a third party may subsequently file a patent covering such trade secrets or proprietary know-how; and

●

a third party may infringe our patents resulting in the need for legal action, including potential litigation, to protect our patents, and there can be no guarantees that we would be successful in such legal actions in all jurisdictions.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and reputation.

We may be subject to various privacy laws, the violation of which could result in substantial fines and other negative consequences.

We collect, store and process substantial amounts of data in the course of our business operations, which may subject us to various data protection and privacy laws. The regulatory framework for data protection, privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future.

The data and information we collect and manage in conducting our business may subject us to legislative and regulatory burdens and requirements in the European Economic Area (“EEA”) and the United States of America that could require notification of data breaches, restrict our use of such information and hinder our ability to acquire new customers or market to existing customers. We have not yet implemented a comprehensive set of internal- or external-facing written data protection and privacy policies, procedures and rules. Non-compliance or a major breach of our network security and systems could have serious negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our products, and harm to our reputation and brand. For instance, Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the General Data Protection Regulation, “GDPR”) imposes strict limitations on the processing of personal data. The GDPR and other data privacy laws regulate when and how personal data may be collected, for which purposes it may be processed, for how long such data may be stored and to whom and how it may be transferred. The GDPR contains strict requirements for obtaining the consent of data subjects (i.e., the persons to whom personal data relates) to the use and processing of their personal data and also requires the implementation of appropriate technical and organizational measures, depending on the nature of the processing activities, and imposes certain documentation obligations relating to data processing activities. The GDPR also imposes various obligations in the context of processing of data, including, among others, far-reaching transparency, data minimization, storage limitations, privacy by design and privacy by default obligations, data security, integrity and confidentiality obligations. In addition, it may require data protection impact assessments where the data processing is likely to result in a high risk to the rights and freedoms of individuals. In case of a violation of the provisions of the GDPR, we could be subject to fines of up to €20,000,000 or up to 4% of our total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. We may also be liable should any individual who has suffered financial or non-financial damage arising from our infringement of the GDPR exercise their right to receive compensation against us. Furthermore, adverse publicity relating to our failure to comply with the GDPR could cause a loss of goodwill, which could have an adverse effect on our reputation, brand, business and financial condition. In addition, local authorities may construe new regulations in a way that is even more restrictive and there is no guarantee that we will be able to comply with such restrictive approaches.

There is a risk that personal data that we process could become public if there were a security breach in respect of such data and, if such security breach were to occur, we could face liability under data protection laws, including the GDPR, and lose the goodwill of our customers, which may have a material adverse effect on our reputation, brand, business and financial condition. Any risk of liability under data protection laws, including the GDPR, is more pronounced against the background of our mass terminations of employees that we implemented in connection with the change in our business model and which could subject us to retaliatory actions by former employees, including willful data leakages or the disclosure of confidential information.

We are exposed to the risk of litigation or other legal proceedings that could cause us to spend substantial resources and disrupt our business.

We are exposed to the risk of product liability claims, regulatory action and litigation if any defect of our solar technology solutions or other innovations is alleged to have caused loss or injury. We face the risk of significant monetary exposure to product liability claims in the event our products do not perform as expected or contain design, manufacturing, or warning defects, and to claims without merit, or in connection with malfunctions, resulting in personal injury or death. Product liability claims could arise, for example, from malfunctions, defects, quality issues, design flaws or structural weaknesses relating to, or abuse of, our solar technology solutions implemented in or offered with vehicles. Our risks in this area are particularly pronounced given the limited field experience of our products and because we are a new entrant into the market. Any product liability claims or corresponding regulatory actions against us could result in increased costs and could adversely affect our reputation and our perception by our customers. We may not be able to secure product liability insurance coverage on commercially acceptable terms, at reasonable costs when needed, or at all and insurance coverage might not be sufficient to cover all potential product liability claims.

In addition, we face substantial litigation risks in connection with our recent decision to terminate our Sion passenger car program and to change our business model to exclusively retrofitting and integrating our solar technology onto third party vehicles. Customers who placed reservations for our vehicles or disappointed members of our community may initiate lawsuits and claim damages despite our efforts to consensually settle reservations for our vehicles and amicably manage public relations. In light of our decision to terminate the Sion passenger car program in February 2023, as of the end of March 2023, we had notified 254 employees about the termination of their employment with us. Thereafter, in connection with the corporate structure and future business model envisioned in the Yorkville Investment, including the streamlined initial business focus on the Solar Bus Kit, in September 2023, we terminated the contracts of 40 employees, including the contracts of the four managing directors of the Subsidiary. As a result, we face the risk of numerous legal proceedings in which former employees may challenge their termination, claim damages or other payments and benefits in relation to their employment relationship or seek ownership in intellectual property rights and other assets. As of December 1, 2023, 13 employees had initiated legal proceedings against us in connection with their termination due to our changes in business model, 11 of which have already been resolved as of the date of this Annual Report. We also have to terminate and settle relationships with several former business partners that became obsolete and there is no guarantee that we are able to end such relationships consensually or on favorable terms. Former business partners may assert substantial payment claims or sue us for damages.

Furthermore, we may also face litigation and legal proceedings based on advertisements or other public statements should such statements turn out to be unrealistic, unfeasible or false or should the overall advertised performance or specifications of our products deviate from such advertisements or public statements. In connection with a crowdfunding campaign launched in December 2019 when we were still pursuing the development and commercialization of our solar electric vehicle Sion and accepting vehicle reservations and down payments to finance our operations, our three founders Laurin Hahn, Navina Persteiner and Jona Christians announced that they would contribute their profit participation rights associated with their shares in the Subsidiary (while the voting rights associated with the underlying shares would remain with the founders), equaling 64.07% of all profit participation rights at that time, into a “community pool” from which certain monetary benefits in the form of so-called Sono Points would then be awarded. The founders intended such monetary benefits in the form of Sono Points to be allocated among already existing customers and new customers of our electric vehicle who placed a reservation for a vehicle, depending, with respect to new customers, on the timing of the reservation and the amount of the advance payment of the relevant new customer. The Sono Points would have represented participating entitlements concerning dividends, liquidation proceeds and proceeds from the sales of shares attributable to the community pool. However, since the Sion passenger car program has been terminated and no purchase agreements for the Sion will be concluded, customers will no longer receive Sono Points. Nevertheless, there is a substantial risk that we may also face litigation and legal proceedings based on past advertisements of, and other public statements concerning, Sono Points.

We may or will be, as the case may be, subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and our compliance systems may not be sufficient to adequately prevent or detect legal, financial and operational risks.

Our business may or will be subject to various laws and regulations relating to, among other things, prevention of illegal employment, bribery and corruption, and money laundering, as well as compliance with antitrust, data protection (particularly the GDPR), consumer protection, minimum wage regulations, various criminal as well as export control regulations and trade and economic sanctions and embargoes on certain countries, persons, groups and/or entities, projects and/or activities. We are reliant on the compliance of our employees and the members of our management board, our contractors, consultants, agents, vendors and (other) collaboration partners with applicable laws and compliance policies implemented by us.

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

We may become subject to additional Dutch and German taxes, in particular, due to the statutory seat of the Company in the Netherlands.

There is a risk that the German tax authorities classify the Company as Dutch tax resident. If the German tax authorities conclude that the Company is not, has ceased, or ceases to be (also as a consequence of the change of facts or the law), a German tax resident, it could, inter alia, become subject to German exit taxation. This could have serious German tax consequences, including German exit taxes or the increase of German withholding taxes on dividends received by the Company. Such German exit taxes could lead to the taxation of the built-in gains in the assets (e.g., intellectual property or goodwill) of the Company.

If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands.

We currently do not intend to pay any dividends to holders of our ordinary shares. However, if we do pay dividends, we may need to withhold tax on such dividends in both Germany and the Netherlands.

As an entity incorporated under Dutch law, any dividends distributed by us are subject to Dutch dividend withholding tax based on Dutch domestic law. However, on the basis of the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the avoidance of double taxation with respect to taxes on income, or the “double tax treaty between Germany and the Netherlands,” the Netherlands will be restricted in imposing these taxes if we continue to be a tax resident of Germany and our place of effective management is located in Germany. This withholding tax restriction does, however, not apply, and Dutch dividend withholding tax is still required to be withheld from dividends, if and when paid to Dutch resident holders of our ordinary shares and non-Dutch resident holders of our ordinary shares that have a permanent establishment in the Netherlands to which their shareholding is attributable. As a result, upon a payment (or deemed payment) of dividends, we will be required to identify our shareholders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment in the Netherlands to which the ordinary shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders cannot be determined, withholding of both German and Dutch dividend tax may occur upon a payment of dividends.

Furthermore, the withholding tax restriction referred to above is based on the current choices and  reservation made by Germany under the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”). If Germany changes its MLI choices and reservation, we may not be entitled to any benefits of the double tax treaty between Germany and the Netherlands, including the withholding tax restriction, as long as Germany and the Netherlands do not reach an agreement on our tax residency for purposes of the double tax treaty between Germany and the Netherlands, and, as a result, any dividends distributed by us during the period no such agreement has been reached between Germany and the Netherlands may be subject to withholding tax both in Germany and the Netherlands.

We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.

Since our incorporation we have had, on a continuous basis, our place of “effective management” in Germany. We will therefore qualify as a tax resident of Germany on the basis of German domestic law. As an entity incorporated under Dutch law, however, we also qualify as a tax resident of the Netherlands on the basis of Dutch domestic law. However, based on our current management structure and the current tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we should qualify solely as a tax resident of Germany for the purposes of the double tax treaty between Germany and the Netherlands due to the “effective management” tie-breaker included in Article 4(3) of the double tax treaty between Germany and the Netherlands and the current MLI choices and reservation. Our sole tax residency in Germany for purposes of the above-mentioned tax treaty is subject to the application of the provisions on tax residency as stipulated in such treaty as amended from time to time. The MLI, Germany and the Netherlands entered into, among other countries, should not, as of this date, affect such tax treaty’s rules regarding tax residency.

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

The applicable tax laws, tax treaties or interpretations thereof may change, including the MLI choices and reservation. Furthermore, whether we have our place of effective management in Germany and are as such solely tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable tax laws or interpretations thereof, changes to applicable facts and circumstances (for example, a change of directors or the place where board meetings take place), or changes to applicable tax treaties, including a change to the application of the MLI, may result in us becoming (also) a tax resident of the Netherlands or another jurisdiction. See “Item 3. Key Information—D. Risk Factors—Regulatory, Legal and Tax Risks—If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands.” As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our share price and trading volume to decline.

We may be or become a passive foreign investment company (“PFIC”), which could result in adverse United States federal income tax consequences to United States investors.

Based on the composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC in our taxable year ended December 31, 2022. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (1) 75% or more of our gross income in a taxable year is passive income, or (2) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

Our PFIC status is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in our taxable year ending December 31, 2023 or in a future taxable year.

If we are or were to become a PFIC, such characterization could result in adverse United States federal income tax consequences and burdensome reporting requirements to a holder of ordinary shares if such holder is a United States investor.

Risks Related to Our Shares

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 320,000,000 ordinary shares. Although our articles of association provide that upon an increase of our issued share capital to at least €25,000,000 our authorized share capital will automatically increase to €102,000,000, divided into 1,500,000,000 ordinary shares and 8,000,000 high voting shares, in connection with the Yorkville Investment, we currently intend to amend our articles of association a future general meeting of shareholders to increase our authorized share capital. An issuance of new ordinary shares may also lead to substantial dilution of our then existing shareholders. We cannot predict the size of future issuances of our shares, or the effect, if any, that future issuances and sales of shares would have on the market price of our ordinary shares.

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

The stock market in general and the market for smaller technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may lose some or all of your investment. The market price of our ordinary shares is affected by the supply and demand for our ordinary shares, which may be influenced by numerous factors, many of which are beyond our control, including:

●	fluctuation in actual or projected results of operations; changes in projected earnings or failure to meet securities analysts’ earnings expectations; the absence of analyst coverage;
●	negative analyst recommendations;
●	changes in trading volumes in our ordinary shares (including by the sale of shares granted to our employees under employee participation programs);
●	large-volume or targeted transactions by short-sellers;
●	changes in our shareholder structure;
●	changes in macroeconomic conditions;
●	the activities of competitors and sellers;
●	changes in the market valuations of comparable companies;
●	our ability to successfully develop and refine our solar technology and business and reach market readiness;
●	the recruitment or departure of key management or other key employees;
●	significant lawsuits, including patent, shareholder or customer litigation;
●	developments in the Self-Administration Proceedings;
●	the anticipated delisting of our shares from Nasdaq, as determined by the Panel in its delist decision from December 11, 2023;
●	changes in investor and analyst perception with respect to our business or the solar technology and automotive industries in general; and
●	changes in the statutory framework applicable to our business.

As a result, our share price may be subject to substantial fluctuation.

In addition, general market conditions and fluctuation of share prices and trading volumes could lead to pressure on the market price of our ordinary shares, even if there may not be a reason for this based on our business performance or earnings outlook. Prices for companies with a limited operating history, particularly in industries with barriers such as the solar technology and automotive industries, may be more volatile compared to share prices for established companies or companies from other industries. The price of our shares has been volatile since our IPO.

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

We have a dual-class share structure, which we currently intend to maintain, as our share capital consists of ordinary shares and high voting shares. In respect of matters requiring the votes of shareholders, holders of ordinary shares will be entitled to one vote per share, while holders of high voting shares will be entitled to 25 votes per share. Each high voting share is convertible into one ordinary share at any time by the holder thereof, while ordinary shares are not convertible into high voting shares under any circumstances.

The high voting shares are held by our Founders, Laurin Hahn and Jona Christians. As of September 30, 2023, Laurin Hahn held approximately 32.8% and Jona Christians held approximately 29.5% of our total voting rights. In connection with the Yorkville Investment, the Founders have agreed to transfer, if so requested, all of their high voting shares to the new members of the management board to be appointed for the Company. The current concentration of ownership, if so maintained, and any future concentration of ownership that may occur as a result of the Yorkville Investment, if concluded and implemented, may discourage, delay or prevent a change in control of our Company, which could deprive our other shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company and might ultimately affect the market price of our ordinary shares. Such concentrated control will limit your ability to influence corporate matters that holders of ordinary shares may view as beneficial. In addition, certain index providers, such as S&P Dow Jones or FTSE Russell, view multi-class shares critically and have amended their rules so that companies with multi-class shares will no longer be added to their indexes.

Future offerings of debt or equity securities by us could adversely affect the market price of our ordinary shares, and future issuances of equity securities could lead to a substantial dilution of our shareholders.

We will require significant additional capital in the future to finance our business operations and growth. For example, we will require additional funding to reach commercial operation, and we may seek to offer new equity in the future for such funding. The Company may seek to raise such capital through the issuance of additional equity or debt securities with conversion rights (e.g., convertible bonds and option rights). An issuance of additional equity or debt securities with conversion rights could potentially reduce the market price of our ordinary shares and the Company currently cannot predict the amounts and terms of such future offerings. We expect such funding to be in the form of, or at least include, additional equity fundraising, which will dilute existing shareholders.

If such offerings of equity or debt securities with conversion rights are made without granting preemptive rights to our existing shareholders, these offerings would dilute the economic and voting rights of our existing shareholders. Preemptive rights may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. Our management board has been authorized for a period of five years following the date of the Company’s annual general meeting which took place on December 21, 2022 to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude preemptive rights in connection therewith. This could cause existing shareholders to experience substantial dilution of their interest in us.

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

Future sales by major shareholders could materially adversely affect the market price of our ordinary shares.

For various reasons, shareholders may sell all or some of our ordinary shares, including in order to diversify their investments. Sales of a substantial number of our ordinary shares in the public market, or the perception that such sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analyst coverage results in downgrades of our ordinary shares or publishes inaccurate or unfavorable research about our business, our share price will likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our ordinary shares could decrease, which, in turn, could cause the market price or trading volume for our ordinary shares to decline significantly.

Shareholders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares.

In the event of an issuance of ordinary shares, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. Our management board, subject to approval of our supervisory board, has been authorized, for a period of five years following the date of the Company's annual general meeting which took place on December 21, 2022 to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude preemptive rights in connection therewith. This could cause existing shareholders to experience substantial dilution of their interest in us.

We do not expect to pay any dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the change in our business model, the further development of our solar technology and start of its commercial production, as well as the growth of our business. Furthermore, these plans are subject to developments with respect to the Self-Administration Proceedings. Accordingly, we currently do not intend to pay any dividends to holders of our ordinary shares. As a result, capital appreciation in the price of our ordinary shares, if any, will be your only source of gain on an investment in our ordinary shares.

Risks Related to Our Company’s Status

We have and will continue to incur increased costs as a result of operating as a public company, and our management has and will continue to be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company we have and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, including, but not limited to, costs and expenses for management board members’ and supervisory board members’ fees, increased directors and officers insurance, investor relations, and various other costs of a public company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

We were already subject to Sections 302 and 906 of the Sarbanes-Oxley Act with respect to our annual report on Form 20-F for the fiscal year ended December 31, 2021. Pursuant to Section 404(a) of the Sarbanes-Oxley Act, beginning with this annual report on Form 20-F for the fiscal year ended December 31, 2022, we are required to furnish a report by our management on our internal control over financial reporting annually. Pursuant to Section 404(b) of the Sarbanes-Oxley Act, if we are no longer an emerging growth company and become an accelerated or large accelerated filer, we would be required to also include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

To achieve compliance with Section 404(a) of the Sarbanes-Oxley Act, we are engaged in documenting and evaluating our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, have engaged outside consultants and are adopting a detailed work plan to assess and document the adequacy of internal control over financial reporting. We will continue to implement steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404(a) of the Sarbanes-Oxley Act. Such conclusion could adversely impact the market price of our shares due to a loss of investor confidence in the reliability of our reporting processes.

Once we are required to include an attestation report on internal control over financial reporting by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes Oxley Act, there is a risk that such independent assessment of the effectiveness of our internal controls over financial reporting could identify material weaknesses that our management’s assessment pursuant to Section 404(a) does not identify.

The consequences of being a public company could have a material adverse effect on our business, financial condition, results of operations and prospects.

Following the anticipated delisting of our shares from Nasdaq, as determined by the Panel in its delist decision from December 11, 2023, we may not be able to meet the initial listing requirements for admission of our shares to trading on a stock exchange in the future and pay for the costs associated with an initial listing and therefore may not be able to have our shares admitted to trading on a stock exchange in the future.

On December 11, 2023, the Company received a decision of the Panel advising the Company that the Panel has determined to delist the Company’s ordinary shares from Nasdaq.

On March 20, 2023, we received written notification from the Listing Qualifications Department of Nasdaq that, based on the closing bid price per share of our ordinary shares for a period of 30 consecutive business days, we no longer comply with the minimum bid price requirement for continued listing on Nasdaq. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive trading days.

On April 21, 2023, we notified Nasdaq that as a result of the resignation of four out of five members of our supervisory board, including all independent supervisory board members, we were no longer in compliance with Nasdaq Listing Rule 5605(c)(2)(A), which requires a listed company to have an audit committee composed of at least three members who each meet the criteria for independence set forth in Rule 10A-4(b)(1) under the Securities Exchange Act of 1934.

On May 3, 2023, we received written notification from the Listing Qualifications Department of Nasdaq stating that because we had not yet filed our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, we were no longer in compliance with Nasdaq Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic financial reports with the SEC.

On July 12, 2023, we received a delisting notice stating that the staff of the Listing Qualifications Department has determined that our securities will be delisted from Nasdaq in accordance with Listing Rules 5101, 5110(b) and IM-5101-1 and notifying us of the suspension in trading of our common shares as of the opening of business on July 21, 2023. The delisting notice further stated that a Form 25-NSE was to be filed with the SEC, which would remove our securities from listing and registration on Nasdaq. The Staff’s determination was based on the following factors: the associated public interest concerns raised by our announcement of the applications for the Self-Administration Proceedings; concerns regarding the residual equity interest of the existing listed securities holders; and concerns about our ability to sustain compliance with all requirements for continued listing on Nasdaq. The delisting notice further stated that our failure (up to that time) to file our Annual Report on Form 20-F for the fiscal year ended December 31, 2022  with the SEC and Nasdaq and resultant failure to comply with Nasdaq’s filing requirement as set forth under Listing Rule 5250(c)(1) served as an additional and separate basis for delisting.

On August 28, 2023, we received an additional staff determination letter (the “Letter”) from the staff of the Listing Qualifications Department of Nasdaq stating that, for the 12 consecutive trading days prior to the Letter, the closing bid price of the our ordinary shares had been below $0.10, which served as an additional basis for delisting our ordinary shares from Nasdaq pursuant to Listing Rule 5810(c)(3)(A)(iii). In addition, the Letter stated that the resignation in April 2023 of four out of five members of our supervisory board, including all of our independent members, and our resultant failure to meet the audit committee requirement for continued listing on Nasdaq set forth in Listing Rule 5605(c)(2), serve as an additional basis for delisting our ordinary shares from Nasdaq.

We appealed the delisting determination, and on October 13, 2023, the Panel granted our request for continued listing of our shares on Nasdaq subject to us regaining compliance with the periodic filing requirement on or before November 30, 2023 and us providing an update to the Panel including detailed financial projections and the progress of our withdrawal from the Self-Administration Proceedings on or before November 30, 2023. To date, we have regained compliance with the deficiencies related to our supervisory board and audit committee. On September 11, 2023, three new members – Sandra Vogt-Sasse, Martin Sabbione and Thomas Wiedermann – were appointed to our supervisory board. The new supervisory board members have been appointed on a provisional basis until their formal appointment at our next annual general meeting of shareholders, which has been convened for December 29, 2023. On September 22, 2023, Ms. Vogt-Sasse, Mr. Sabbione and Mr. Wiedermann were appointed to the audit committee. The Company and the supervisory board have determined that each of the three new members meets the independence requirement of Nasdaq Listing Rule 5605(c)(2), with Ms. Vogt-Sasse acting as the audit committee’s financial expert. With our filing of this Annual Report, we have also regained compliance with the periodic filing requirement.

At our annual shareholders meeting held on December 21, 2022, our shareholders approved a proposal to authorize our management board, with the approval of our supervisory board, to effect a reverse stock split at a ratio of 5:1, such that every five ordinary shares or high-voting shares, as applicable, will be combined into one share of the same class. This reverse stock split has not been implemented, but the resolution by the Company's general meeting remains in full force and effect and can therefore be implemented by our management board, with the approval of our supervisory board,

Following the anticipated delisting of our shares from Nasdaq, there can be no assurance that we will be able to meet the initial listing requirements for admission of our shares to trading on a stock exchange in the future and pay for the costs associated with an initial listing on a stock exchange. As a result, there can be no assurance that we will be able to have our shares admitted to trading on a stock exchange in the future.

Investors may have difficulty enforcing civil liabilities against us or the members of our management and supervisory board or our other officers (functionarissen).

We are organized and existing under the laws of the Netherlands. As such, under Dutch private international law, the rights and obligations of our shareholders vis-à-vis the Company originating from Dutch corporate law and our articles of association, as well as the civil liability of our officers (functionarissen) (including our management board members, supervisory board members and executive officers are governed in certain respects by the laws of the Netherlands.

We are not a resident of the United States and our officers may also not all be residents of the United States. As a result, depending on the subject matter of the action brought against us and/or our officers, United States courts may not have jurisdiction. If a Dutch court has jurisdiction with respect to such action, that court will apply Dutch procedural law and Dutch private international law to determine the law applicable to that action. Depending on the subject matter of the relevant action, a competent Dutch court may apply another law than the laws of the United States.

Also, service of process against non-residents of the United States can in principle (absent, for example, a valid choice of domicile) not be effected in the United States. Furthermore, substantially all of our assets are located outside the United States.

As of the date of this Annual Report, (i) there is no treaty in force between the United States and the Netherlands for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters and (ii) both the Hague Convention on Choice of Court Agreements (2005) and the Hague Judgments Convention (2019) have entered into force for the Netherlands, but have not entered into force for the United States. Consequently, a judgment rendered by a court in the United States will not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to that United States judgment if (i) the jurisdiction of the United States court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the United States court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such United States judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the United States court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a United States judgment is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable. Moreover, if the United States judgment is not final (for instance when appeal is possible or pending) a competent Dutch court may postpone recognition until the United States judgment will have become final, refuse recognition under the understanding that recognition can be asked again once the United States judgment will have become final, or impose as a condition for recognition that security is posted.

A competent Dutch court may deny the recognition and enforcement of punitive damages or other awards. Moreover, a competent Dutch court may reduce the amount of damages granted by a United States court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Thus, United States investors may not be able, or experience difficulty, to enforce a judgment obtained in a United States court against us or our officers.

The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, in civil and commercial matters. Consequently, a final judgment for payment or declaratory judgments given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Germany. German courts may deny the recognition and enforcement of a judgment rendered by a U.S. court if they consider the U.S. court not to be competent or the decision to be in violation of German public policy principles. For example, judgments awarding punitive damages are generally not enforceable in Germany. A German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate for actual losses or damages.

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

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or management board members, supervisory board members, executive officers, our other officers (functionarissen) or certain experts named herein who are residents of or possessing assets in the Netherlands, Germany and or other countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

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

Our articles of association provide that unless we consent in writing to the selection of another forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the Exchange Act (the “Federal Forum Provision”). Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our decision to adopt the Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our shareholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

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

●

a provision that each of our two founders, Laurin Hahn and Jona Christians, as long as the relevant founder holds at least 5% of our voting rights, each can make a binding nomination for the appointment of one supervisory board member, which can only be overruled by a two-thirds majority of votes cast representing more than 50% of our issued share capital;

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

Furthermore, in accordance with the Dutch Corporate Governance Code (the “DCGC”), shareholders who have the right to put an item on the agenda for our general meeting or to request the convening of a general meeting shall not exercise such rights until after they have consulted our management board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our management board members or supervisory board members), our management board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, our management board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and exploring alternatives. At the end of the response time, our management board, supervised by our supervisory board, shall report on this consultation and the exploration of alternatives to our general meeting. The response period may be invoked only once for any given general meeting and shall not apply (i) in respect of a matter for which a response period or a statutory cooling-off period (as discussed below) has been previously invoked or (ii) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid.

Moreover, our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more management board members or supervisory board members (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our Company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our Company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint management board members and supervisory board members (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal (the “Enterprise Chamber”) (Ondernemingskamer), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

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

We are subject to the DCGC. The DCGC contains both principles and best practice provisions on corporate governance that regulate relations between the management board, the supervisory board and the general meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting Nasdaq requirement), the company is required to give the reasons for such noncompliance. The DCGC applies to Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. We do not comply with all best practice provisions of the DCGC. See “Item 16G. Corporate Governance”. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors, given that we may rely on these exemptions.

We are eligible to be treated as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the independent auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act in our annual reports filed on Form 20-F. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years from the date of our IPO, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.235 billion, if we issue more than $1.00 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of any second quarter before that time.

As a foreign private issuer, we are not subject to U.S. proxy rules and are only subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of our ordinary shares may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024.

In the future, we would lose our foreign private issuer status if, among others, (1) more than 50% of our outstanding voting securities, which we intend to determine based on the voting power of our ordinary shares and high voting shares on a combined basis are directly or indirectly held of record by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, more than 50% of our assets are located in the United States or our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms including consolidated financial statements prepared under U.S. GAAP, and which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. Although we received a decision from the Panel advising us that the Panel has determined to delist our ordinary shares from Nasdaq, as of the date of this Annual Report our securities are still listed on Nasdaq. If we lose our foreign private issuer status, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

Additionally, a loss of our foreign private issuer status would divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

As a foreign private issuer and as currently permitted by the listing requirements of Nasdaq, we follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

We are a foreign private issuer. As a result, in accordance with the listing requirements of Nasdaq we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. In accordance with Dutch law and generally accepted business practices, our articles of association currently do not provide quorum requirements generally applicable to general meetings. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares. Although we must provide shareholders with an agenda and other relevant documents for the general meeting, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands, thus our practice varies and will vary from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires, among other things, an issuer to have a compensation committee that consists entirely of independent directors, Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations, and Nasdaq Listing Rule 5605(b)(1), which requires an issuer to have a majority of independent directors on its board. In addition, we have opted out of shareholder approval requirements, as included in the Nasdaq Listing Rules, for the issuance of securities in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of our Company and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. For an overview of our corporate governance principles, see “Item 16G. Corporate Governance”. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these stock exchange requirements.

On December 11, 2023, we received a decision from the Panel advising us that the Panel has determined to delist our ordinary shares from Nasdaq. Although the delisting process has not been completed as of the date of this Annual Report, Nasdaq informed us that Nasdaq will complete the delisting by filing a Form 25 Notification of Delisting with the SEC following the lapse of applicable appeal periods. We do not intend to appeal the Panel’s decision.

We do not anticipate paying any cash dividends for the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. We do not intend to pay any dividends to holders of our ordinary shares. As a result, capital appreciation in the price of our ordinary shares, if any, will be your only source of gain on an investment in our ordinary shares.

Our ability to use our net operating loss carryforwards and other tax attributes may be limited.

Our ability to utilize our net operating loss carryforwards is currently limited, and may be limited further, under Section 8c of the German Corporation Income Tax Act (Körperschaftsteuergesetz) (“KStG”) and Section 10a of the German Trade Tax Act (Gewerbesteuergesetz) (“GewStG”). These limitations apply if a qualified ownership change, as defined by Section 8c KStG, occurs and no exemption is applicable.

Generally, a qualified ownership change occurs if more than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. A qualified ownership change may also occur in case of a transaction comparable to a transfer of shares or voting rights or in case of an increase in capital leading to a respective change in the shareholding.

In the case of such a qualified ownership change tax loss carryforwards expire in full. To the extent that the tax loss carryforwards do not exceed the built-in gains (stille Reserven) in the assets and liabilities taxable in Germany, they may be further utilized despite a qualified ownership change. In case of a qualified ownership change within a group, tax loss carryforwards will be preserved if certain conditions are satisfied. In case of a qualified ownership change, tax loss carryforwards will be preserved (in the form of a “fortführungsgebundener Verlustvortrag”) if the business operations have not been changed and will not be changed within the meaning of Section 8d KStG.

According to an appeal filed by the fiscal court of Hamburg dated August 29, 2017, Section 8c, paragraph 1, sentence 1 KStG is not in line with the German constitution. The appeal is still pending. It is unclear when the Federal Constitutional Court will decide this case.

As of December 31, 2022, there were net operating loss carryforwards of the Subsidiary for German corporate tax purposes of € 252.1 million and for German trade tax purposes of € 251.3 million available. The contribution of 100% of the Subsidiary’s shares into Sono Group B.V. was qualified as an ownership change within the meaning of Section 8c KStG and Section 10a GewStG. Furthermore, the termination of the Sion passenger car program in February 2023 was considered a harmful event within the meaning of Section 8d para. 2 KStG. As a result, the available tax loss carryforwards of the Subsidiary would generally expire in full. However, the net operating loss carryforwards would not be forfeited to the extent that the Subsidiary has built-in gains in its assets that are fully taxable in Germany. The built-in gains are determined by comparing the Fair Market Value of the respective entity with the entity’s tax book equity. The built-in gains as of December 31, 2022 have not yet been determined. Therefore it is currently unclear whether all tax losses can still be carried forward.

Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c KStG or a Section 10a GewStG limitation. Any limitation may result in the expiration of a portion or the complete tax operating loss carryforwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

ITEM 4.	INFORMATION ON THE COMPANY

A.	Corporate History

We have historically conducted our business through the Subsidiary, which became a wholly-owned subsidiary of the Company after a corporate reorganization described as follows: We were incorporated pursuant to the laws of the Netherlands as Sono Motors Finance B.V. on October 23, 2020 as a wholly-owned subsidiary of the Subsidiary. As part of the corporate reorganization that was completed on November 27, 2020, our then-existing shareholders contributed all of their shares in the Subsidiary to Sono Motors Finance B.V. in exchange for newly issued ordinary shares of Sono Motors Finance B.V. In addition, the sole issued and outstanding common share in Sono Motors Finance B.V. at that time, which was held by the Subsidiary, was canceled (ingetrokken). As a result, the Subsidiary became a wholly-owned subsidiary of Sono Motors Finance B.V. and the then-existing shareholders of the Subsidiary became the shareholders of Sono Motors Finance B.V. Also on November 27, 2020, Sono Motors Finance B.V. was converted into a public company with limited liability under Dutch law (naamloze vennootschap), and changed its legal name from Sono Motors Finance B.V. to Sono Group N.V.

On November 17, 2021, our ordinary shares commenced trading on the Nasdaq Global Market under the symbol “SEV.” We received approximately US$156.1 million in net proceeds from our IPO, after deducting underwriting commissions and discounts and the offering expenses payable by us.

The Company is incorporated in the Netherlands, and a majority of its outstanding securities is owned by non-U.S. residents. Under the rules of the SEC, the Company is currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we are not required to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

On May 15, 2023, based on management’s conclusion that the Company is over-indebted and faces impending illiquidity (drohende Zahlungsunfähigkeit), the Company applied to the Court to permit the opening of self-administration proceedings (Eigenverwaltung) with respect to the Company pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). On the same day and for the same reason, the Subsidiary applied to the Court to permit the opening of self-administration proceedings in the form of a protective shield proceeding (Schutzschirmverfahren) with respect to the Subsidiary pursuant Section 270 (d) of the German Insolvency Code. The applications, in each case, were made with the goal of sustainably restructuring the business of both Companies. On May 17, 2023 and May 19, 2023, the Court admitted the opening of the Preliminary Self-Administration Proceedings with respect to the Company and the Subsidiary, respectively. On September 1, the Court opened the Subsidiary Self-Administration Proceedings with respect to the Subsidiary.

The business operations of the Company are being continued on a provisional basis under the supervision of its preliminary custodian in the context of its Preliminary Self-Administration Proceedings, and the business operations of the Subsidiary are being continued on a provisional basis under the supervision of its custodian in the context of the Subsidiary Self-Administration Proceedings. Furthermore, the M&A Process was initiated to find one or more potential investors to fund and/or acquire all or parts of the Subsidiary’s business and/or the Company’s business in one or more potential M&A transactions.

Parallel to the M&A Process, the Company began discussions with Yorkville, the Company’s main creditor apart from the Subsidiary, regarding a new investment. In connection with those discussions, the Company and Yorkville entered into the Yorkville Agreements, pursuant to which Yorkville has committed to provide financing to the Company subject to the satisfaction of certain conditions precedent. The aim of the Yorkville Agreements and the Transactions is the planned restructuring of the Company and the Subsidiary, which is intended to enable the Company to withdraw its application for its Preliminary Self-Administration Proceedings and to enable the Subsidiary to exit the Subsidiary Self-Administration Proceedings via an insolvency plan, which was filed with the Court on December 7, 2023 for approval by the Subsidiary’s creditors and subsequent confirmation by the Court.

The Closing is currently expected in late January 2024 and is subject to the satisfaction of certain conditions precedent, including the Company’s filing of this Annual Report on Form 20-F for the year ended December 31, 2022, the Company’s submission of the Interim Report to the SEC, the Subsidiary’s insolvency plan becoming legally binding, and the withdrawal of the Company’s application for its Preliminary Self-Administration Proceedings. On December 22, 2023, Yorkville waived the Company's submission of the Interim Report as a condition precedent to the Closing. Apart from the Subsidiary, Yorkville is the Company’s main creditor under the Existing Convertible Debentures, see “Item 10. Additional Information—C. Material Contracts—Convertible Debentures”. For more information on the Transactions and the Yorkville Investment, see “Item 4. Information on the Company—B. Business Overview—The Planned Yorkville Investment”. The plan under the German Insolvency Code sets out how the Subsidiary intends to restructure its debt and procure the inflow of new money, including in connection with the Yorkville Investment, and subsequently exit the Subsidiary Self-Administration Proceedings. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023. The 14-day appeal period started on December 21, 2023. Only one creditor with a claim of €500 declared an appeal during the creditors meeting. No successful appeal actions in regard to the Court’s confirmation are expected by the management.

The Companies expect the Yorkville Investment to position them to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit, through the end of 2024. Under the terms of the Yorkville Agreements, the financing will be provided by Yorkville at the Closing by way of one or more new interest-bearing convertible debenture(s) that will be convertible into ordinary shares of the Company and will mature on July 1, 2025.

The Company believes that, subject to the satisfactions of the conditions precedent under the Yorkville Agreements (other than the withdrawal of the Company’s Preliminary Self-Administration Proceedings), a successful conclusion and implementation of the Yorkville Investment would (i) enable it to withdraw its application for Self-Administration Proceedings at the Court and (ii) enable the Subsidiary to exit the Subsidiary Self-Administration Proceedings via its plan under the German Insolvency Code, which was approved by its creditors and confirmed by the Court on December 21, 2023.

The Companies’ successful emergence from their respective Self-Administration Proceedings remains subject to a number of contingencies and risks, including, among others, (i) whether the Companies are able to successfully fulfill the conditions precedent to the Closing so as to gain access to the funding offered by Yorkville under the Yorkville Investment (ii) whether the Court’s confirmation of the plan under the German Insolvency Code remains unaffected by any appeals or other challenges that may be raised during the 14-day appeals period that began on December 21, 2023, and (iii) if the Court’s confirmation of the Subsidiary's plan under the German Insolvency Code remains unaffected, whether the plan can be successfully implemented. For more information see “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Self-Administration Proceedings”.

On July 12, 2023 and August 28, 2023, we received notices from Nasdaq stating that the Staff had determined that our securities will be delisted from Nasdaq in accordance with Nasdaq’s Listing Rules and notifying us of the suspension in trading of our ordinary shares as of the opening of business on July 21, 2023. Following the Company's appeal of the Nasdaq staff’s determination to the Panel, on October 13, 2023, the Panel granted our request for the continued listing of our ordinary shares on Nasdaq, subject to our regaining compliance with the periodic filing requirement on or before November 30, 2023 and providing an update to the Panel including detailed financial projections and the progress of our withdrawal from the Self-Administration Proceedings on or before November 30, 2023. On December 11, 2023, we received a decision of the Panel advising us that the Panel has determined to delist our ordinary shares from Nasdaq. Although the delisting process has not been completed as of the date of this Annual Report, Nasdaq informed us that Nasdaq will complete the delisting by filing a Form 25 Notification of Delisting with the SEC following the lapse of applicable appeal periods. We do not intend to appeal the Panel’s decision. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company’s Status—Following the anticipated delisting of our shares from Nasdaq, as determined by the Panel in its delist decision from December 11, 2023, we may not be able to meet the initial listing requirements for admission of our shares to trading on a stock exchange in the future and pay for the costs associated with an initial listing and therefore may not be able to have our shares admitted to trading on a stock exchange in the future”.

B.	Business Overview

The following description of our business is subject to, and qualified in its entirety by, future developments related to the Self-Administration Proceedings of the Company and the Subsidiary, which are described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Self-Administration Proceedings”. The Companies’ successful emergence from their respective Self-Administration Proceedings remains subject to a number of contingencies and risks, which are described in “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings”.

Overview

We believe we are a pioneer in the field of solar-powered mobility applications. We envision a world that no longer relies on the burning of fossil fuels. After terminating our Sion passenger car program due to a lack of available funding at the end of February 2023, we pivoted our business model to focusing exclusively on retrofitting and integrating our proprietary solar technology onto third party vehicles, with an initial focus in the short- to medium-term on our Solar Bus Kit. We believe that our solar technology is suitable for different uses, such as buses, trucks and trailers, and has the potential to accelerate the transition towards sustainable transportation. We have started to market, and are already generating limited revenues from, our proprietary solar technology.

Following the decision to change the Subsidiary’s business model, we continued to face challenges to obtain financing and, after other financing options failed to materialize, our management ultimately concluded that the Subsidiary was over-indebted and faced impending illiquidity (drohende Zahlungsunfähigkeit), with the Company, in turn, becoming over-indebted and also facing impending illiquidity. On May 15, 2023, based on management’s conclusion, the Company applied to the Court, to permit the opening of self-administration proceedings (Eigenverwaltung) with respect to the Company pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). On the same day and for the same reason, the Subsidiary applied to the Court to permit the opening of self-administration proceedings in the form of a protective shield proceeding (Schutzschirmverfahren) pursuant Section 270 (d) of the German Insolvency Code. The applications, in each case, were made with the goal of sustainably restructuring the business of both Companies. On May 17, 2023 and May 19, 2023, the Court admitted the opening of the Preliminary Self-Administration Proceedings with respect to the Company and the Subsidiary, respectively. On September 1, the Court opened the Subsidiary Self-Administration Proceedings. For more information on the Self-Administration Proceedings, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Self-Administration Proceedings”.

The business operations of the Company are being continued on a provisional basis under the supervision of its preliminary custodian in the context of its Preliminary Self-Administration Proceedings, and the business operations of the Subsidiary are being continued on a provisional basis under the supervision of its custodian in the context of the Subsidiary Self-Administration Proceedings. Furthermore, the M&A Process was initiated to find one or more potential investors to fund and/or acquire all or parts of the Subsidiary’s business and/or the Company’s business in one or more potential M&A transactions.

Parallel to the M&A Process, the Company began discussions with Yorkville, the Company’s main creditor apart from the Subsidiary, regarding a new investment. In connection with those discussions, the Company and Yorkville entered into the Yorkville Agreements, pursuant to which Yorkville has committed to provide financing to the Company subject to the satisfaction of certain conditions precedent. The aim of the Yorkville Agreements and the Transactions is the planned restructuring of the Company and the Subsidiary, which is intended to enable the Company to withdraw its application for its Preliminary Self-Administration Proceedings and to enable the Subsidiary to exit the Subsidiary Self-Administration Proceedings via an insolvency plan, which was filed with the Court on December 7, 2023 for approval by the Subsidiary’s creditors and subsequent confirmation by the Court. The plan sets out how the Subsidiary intends to restructure its debt and procure the inflow of new money, including in connection with the Yorkville Investment, and subsequently exit the Subsidiary Self-Administration Proceedings. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023. The 14-day appeal period started on December 21, 2023. Only one creditor with a claim of €500 declared an appeal during the creditors meeting. No successful appeal actions in regard to the Court’s confirmation are expected by the management.

The Companies expect the Yorkville Investment to position them to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit, through the end of 2024. Under the terms of the Yorkville Agreements, the financing will be provided by Yorkville at the Closing by way of one or more new interest-bearing convertible debenture(s) that will be convertible into ordinary shares of the Company and will mature on July 1, 2025. The Closing is currently expected in late January 2024 and is subject to the satisfaction of certain conditions precedent, including the Company’s filing of this Annual Report on Form 20-F for the year ended December 31, 2022, the Company’s submission of the Interim Report to the SEC, the Subsidiary’s insolvency plan becoming legally binding, and the withdrawal of the Company’s application for its Preliminary Self-Administration Proceedings. On December 22, 2023, Yorkville waived the Company's submission of the Interim Report as a condition precedent to the Closing. Apart from the Subsidiary, Yorkville is the Company’s main creditor under the Existing Convertible Debentures, see “Item 10. Additional Information—C. Material Contracts—Convertible Debentures”. For more information on the Transactions and the Yorkville Investment, see “Item 4. Information on the Company—B. Business Overview—The Planned Yorkville Investment”.

The Company believes that, subject to the satisfactions of the conditions precedent under the Yorkville Agreements (other than the withdrawal of the Company’s Preliminary Self-Administration Proceedings), a successful conclusion and implementation of the Yorkville Investment would (i) enable it to withdraw its application for Self-Administration Proceedings at the Court and (ii) enable the Subsidiary to exit the Subsidiary Self-Administration Proceedings via its plan under the German Insolvency Code, which was approved by its creditors and confirmed by the Court on December 21, 2023.

The Companies’ successful emergence from their respective Self-Administration Proceedings remains subject to a number of contingencies and risks, including, among others, (i) whether the Companies are able to successfully fulfill the conditions precedent to the Closing so as to gain access to the funding offered by Yorkville under the Yorkville Investment (ii) whether the Court’s confirmation of the plan under the German Insolvency Code remains unaffected by any appeals or other challenges that may be raised during the 14-day appeals period that began on December 21, 2023, and (iii) if the Court’s confirmation of the Subsidiary's plan under the German Insolvency Code remains unaffected, whether the plan can be successfully implemented. For more information see “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Self-Administration Proceedings”.

If and when we are able to successfully emerge from the Self-Administration Proceedings, we intend to continue to pursue our disruptive solar technology, with an initial focus in the short- to medium-term on our Solar Bus Kit. Our solar technology allows for full solar integration in all kinds of vehicles, and we plan to continue pursuing other solar integration projects, with a planned increase in time and energy devoted to such other solar integration projects in the medium- to long-term, depending on the success of future capital raising efforts. In the process of developing the Sion, we soon realized that the solar technology that was available at the time was not well-suited for mobility applications. Traditional solar technology relies on glass to cover the solar cells. Glass is, however, heavy, relatively inflexible, expensive and dangerous in crash situations. Our polymer technology solves these issues. It is lightweight, allows for flexible surface integration via our patented injection molding process, is affordable due to fast and lean production, avoids the risk of bodily harm caused by broken glass and has proven to meet our expectations in crash tests. We have also developed other critical components for the use of solar technology in mobility applications. We have, through our maximum power point tracker central unit, or MCU, solved the issue that solar cells will be mounted on different parts of the exterior, which will lead to uneven exposure to sunlight and in turn to losses in solar energy production. Through rapid adaptation and the multi-channel approach of our MCU, relevant parts of the vehicle can be turned on or off for power production – despite quickly changing shading conditions. This ultimately leads to a high-efficiency system for feeding solar energy into the battery.

Our technology allows for the seamless integration of solar cells into the full body of a car and the charging of its battery through the power of the sun. However, solar technology has many other potential applications, and its use cases extend far beyond passenger cars, allowing for grid-independent charging and a reduction of running costs or total costs of ownership in a variety of transport-related use cases, such as trucks, buses and recreational vehicles. Fleet operators may use our technology to retrofit existing vehicles, to extend the range of battery electric vehicles, or BEVs, or to comply with emission regulations. The transport and logistics industries in particular are very focused on total cost of ownership. We believe our solar integration can reduce their running costs significantly. Manufacturers may also use our technology for new production vehicles. We have several patents granted or pending that protect our proprietary technology.

We have already generated limited revenues from our proprietary solar technology, having shipped prototypes and solar retrofits to customers. We have also been building up a customer base by signing non-binding letters of intent and purchase orders. We expect the Yorkville Investment to position us to obtain sufficient funding for our business operations, with an initial focus on the Solar Bus Kit, through the end of 2024. Our available cash and cash equivalents, together with financing under the Yorkville Investment, will not be sufficient to secure our funding needs until such point in time when we expect the monetization of our solar technology to reach sufficient scale. Our expected future sources of funding are subject to developments with respect to the Self-Administration Proceedings, in particular whether we are able to successfully conclude and implement the planned Yorkville Investment.

For the year ended December 31, 2022 we had a loss for the period of €183.7 million, compared to a loss for the year ended December 31, 2021 of €63.9 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €330.8 million as of December 31, 2022 compared to an accumulated deficit of €147.1 million as of December 31, 2021.

The Planned Yorkville Investment

In mid-November 2023, the Companies entered into the Yorkville Agreements in connection with the Yorkville Investment. Subject to the satisfaction of certain conditions precedent, Yorkville will provide financing to the Company at the Closing, which the Companies expect to position them to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit, through the end of 2024. The Closing of the Yorkville Investment is currently expected in late January 2024. In addition to the Restructuring Agreement between the Company and Yorkville, there is (i) the Settlement Agreement between the Company and the Subsidiary pursuant to which a settlement amount was agreed for intercompany claims, (ii) the Continuation Agreement between the Company and the Subsidiary relating to the satisfaction of intercompany claims, the further financing of the Subsidiary by the Company and key aspects of the Subsidiary Self-Administration Proceedings and the plan submitted by the Subsidiary to the Court under the German Insolvency Code, (iii) the Funding Commitment Letter between the Company and Yorkville to provide the Company with sufficient financial resources to fund the business operations of the Companies pursuant to a budget agreed with Yorkville (the “Budget”), (iv) the Prolongation Agreement between the Company and Yorkville Advisors to postpone the repayment date of the Existing Convertible Debentures to July 1, 2025, with the possibility of further extensions at Yorkville’s discretion, and (v) the Shareholders Commitment Letter between our Founders, Laurin Hahn and Jona Christians, the Company and the Subsidiary pursuant to which the Companies are entitled to request that each of the Founders enters into a Sale and Transfer Agreement under the terms of which the respective Founder would sell and transfer, if so requested, a portion of their ordinary shares of the Company to a trustee to be appointed for the benefit of the Subsidiary’s creditors and a portion of their ordinary shares of the Company and all of their high voting shares in the Company to the new members of the management board to be appointed for the Company. In addition, the Yorkville Agreements envision the issuance of the Back-to-Back Letter of Comfort from the Company to the Subsidiary, to provide funding for the Subsidiary’s business operations, with an initial focus on the Solar Bus Kit, which the Companies currently expect to be sufficient at least until, and including, December 31, 2024. The funds to be provided under the Back-to-Back Letter of Comfort will be provided by way of one or more intercompany loan(s) that will mature on July 1, 2025.

Subject to the satisfaction of the Closing Conditions (as defined below), Yorkville is obligated under the Funding Commitment Letter to secure the financing of the Companies’ expected operational costs through the end of the year 2024 (the “Funding Period”). The financing would be provided by Yorkville by way of one or more new interest-bearing convertible debenture(s) that would mature on July 1, 2025. It is expected that a first funding of €4.0 million (the “First Tranche”) via a new convertible debenture would be paid to the Company on the date of the Closing, with a second funding to be made in accordance with the budget agreed between the Company and Yorkville. Up to a maximum total of €9.0 million minus €2.048 million of cash left-over at the Company as of December 1, 2023 would be callable by the Company and evidenced by new convertible debentures. Cash available at the Company in excess of €2.048 million cash left-over as of December 1, 2023 will be needed and will be used by the Company to satisfy claims of creditors, with the exception of the amounts payable to Yorkville under the Existing Convertible Debentures and expected payments that relate to the preliminary insolvency. The Subsidiary would remain a wholly-owned subsidiary of the Company, and funds would be paid by the Company to the Subsidiary under the terms of the Continuation Agreement and the Back-to-Back Letter of Comfort by way of one or more intercompany loan(s) that will mature on July 1, 2025. In the event of a shortfall during the Funding Period, Yorkville would provide additional funds to the Company, provided that agreements are reached in good faith on an adjusted budget for the Funding Period.

Under the terms of the Settlement Agreement, the Company and the Subsidiary have agreed to a target settlement amount of €4 million to be paid by the Company to the Subsidiary. In turn, the Subsidiary waives all claims that the Subsidiary has or may have against the Company arising from intercompany claims or from either of two hard comfort letters issued by the Company for the benefit of the Subsidiary. The settlement amount to be paid by the Company shall equal the target amount if the Company complies with a budget agreed in consultation with the Subsidiary (the "Waterfall"). The Waterfall includes, in particular, costs planned for the implementation of measures required to bring about the Closing Conditions as well as payments made to satisfy the Company’s creditors, which is necessary to enable the Company to withdraw its application for its Preliminary Self-Administration Proceedings. If the aforementioned budget is exceeded, the settlement amount will be reduced accordingly. Conversely, savings in the budget will lead to an increase in the settlement amount. Payment of the settlement amount and any outstanding payments to the Company’s creditors following satisfaction of the Closing Conditions will be processed by a trustee (the “NV-Trustee”) yet to be appointed. The Subsidiary will bear the costs of the NV-Trustee.

Under the Yorkville Agreements, starting December 1, 2023, the Subsidiary became obligated to finance its business operations in accordance with the agreed Budget. Such financing is being made at the expense of the Subsidiary’s insolvency estate until satisfaction of the Closing Conditions. Following satisfaction of the Closing Conditions, Yorkville will be obligated to pay the First Tranche to the Company at the Closing. The Company, in turn, will be obligated to reimburse the Subsidiary’s insolvency estate for the continuation costs incurred for the period from December 1, 2023 to the date of Closing and to finance the business operations of the Subsidiary until the end of the year 2024, both in accordance with the Budget. Pursuant to the terms of the Back-to-Back Letter of Comfort, the Company would provide funds to the Subsidiary (subject to the availability of such funds at the Company level) of up to €6,141,560 by way of one or more intercompany loan(s) that will mature on July 1, 2025. The first funding under the new hard letter of comfort is currently expected to amount to €3.0 million and would take place immediately after the Closing.

In connection with the Yorkville Investment, the custodian appointed for the Subsidiary in connection with the Subsidiary Self-Administration Proceedings will have the right to demand that the Founders cumulatively transfer approximately 13 million ordinary shares of the Company to a trustee acting for the benefit of the creditors of the Subsidiary (the “GmbH Trustee”) by December 31, 2024. The GmbH-Trustee shall then be entitled to sell such shares following expiration of a lock-up agreement and subject to certain volume restrictions agreed with Yorkville. The proceeds from such sales will be used to satisfy claims of the Subsidiary’s creditors. Whether and to what extent such sale proceeds can be realized will depend on a number of factors, including, among others, the performance of the Company's share price. At present, it is not possible to reliably forecast whether and to what extent such sale proceeds can be expected. The costs incurred in connection with the share transfer, including a cumulative fixed purchase price of approximately €50,000, and the costs of the GmbH-Trustee will be borne by the Subsidiary’s insolvency estate.

Under the terms of the Yorkville Agreements, cash available to the Subsidiary and the proceeds from any sale of the Subsidiary’s assets that do not belong to the Subsidiary’s third-party vehicle solar integration business, including any proceeds from a future sale of the Sion program, can be used to cover the costs of the Subsidiary Self-Administration Proceedings and to satisfy claims of the Subsidiary’s creditors. This also applies to proceeds from a possible sale of the Sion program under the agreements.

The Closing of the Yorkville Investment, the execution of the Transactions contemplated in connection therewith, and Yorkville’s obligation to provide funding pursuant to the terms of the Funding Commitment Letter, are all subject to the satisfaction of certain conditions precedent in, as well as our compliance with certain covenants and other obligations set forth in, the Yorkville Agreements, including the terms of the new convertible debenture(s) to be issued to Yorkville in connection with the Yorkville Investment. In addition, Yorkville’s funding commitment is subject to the absence of the following Termination Events:

●	The Budget is exceeded as a result of incorrect or misleading work.

●	The Budget is exceeded and Yorkville and the Company cannot agree on an adjustment, or Yorkville requests information regarding the Budget and the Company fails to provide it within ten business days.

●	An event of default occurs with regard to the convertible debentures.

●	The Companies fail to materially comply with the Yorkville Agreements and fail to rectify their noncompliance within ten business days following a request from Yorkville to such effect.

●

Other than with regard to the Self-Administration Proceedings, the Companies are unable or admit inability to pay their debts as they fall due, suspend making payments on any of their debts, or, by reason of actual or anticipated financial difficulties, commence negotiations with one or more of their creditors (excluding any finance party in its capacity as such) with a view to rescheduling any of their indebtedness.

●	An entity incorporated in Germany is unable to pay its debts as they fall due (zahlungsunfähig) within the meaning of section 17 of the German Insolvency Code (Insolvenzordnung) or is over-indebted within the meaning of section 19 of the Germany Insolvency Code (Insolvenzordnung).

●

Except in relation to the Self-Administration Proceedings, any corporate action, legal proceedings or other procedure or step is taken in relation to, amongst others, the suspension of payments, an arrangement with a creditor of the Company, the appointment of a liquidator or administrative receiver or the enforcement of a security over any asset of the Company or the Subsidiary.

●	It is or becomes unlawful for the Company to perform any of its obligations under the Yorkville Agreements.

The conditions precedent to the Closing include: (i) the Company’s regaining compliance with its periodic reporting requirements by filing this Annual Report on Form 20-F for the year ended December 31, 2022, (ii) the Company’s submission of the Interim Report to the SEC by December 31, 2023, (iii) the Subsidiary’s plan under the German Insolvency Code becoming legally binding by January 31, 2024, and (iv) the withdrawal of the Company’s application for its Preliminary Self-Administration Proceedings by January 31, 2024 (items (i), (iii) and (iv), collectively, the “Closing Conditions”). On December 22, 2023, Yorkville waived the Company's submission of the Interim Report as a condition precedent to the Closing.

The Yorkville Agreements also provide that, in order for the Company to withdraw its application for its Preliminary Self-Administration Proceedings, the Company’s management must update the assessment, at the date of the withdrawal, regarding whether the Yorkville Investment will cure its mandatory insolvency filing obligations (i.e. illiquidity and over-indebtedness). In addition, the Yorkville Agreements require the Company to convene an annual general meeting of shareholders by December 31, 2023 and submit certain agenda items for shareholder vote. The Company’s annual general meeting of shareholders for 2023 (the “AGM”) has been convened for December 29, 2023. A subsequent general meeting of shareholders is currently envisioned in the first quarter of 2024 in order to propose certain required agenda items in connection with the Yorkville Investment. Under the terms of the Shareholders Commitment Letter, each Founder in his respective capacity as a shareholder of the Company agreed (i) to attend the AGM, either in person or represented by proxy, (ii) not to transfer any shares and/or voting rights such Founder holds in the capital of the Company prior to the AGM and (iii) to exercise the voting rights on all the shares in the capital of the Company held by such Founder in favor of all proposed resolutions. In addition, in the event that one or more subsequent general meetings are convened or deemed necessary to give full effect to the Yorkville Agreements and/or certain required agenda items, each Founder further agreed to comply with the requirements of (i) - (iii) above with respect to such subsequent general meeting(s) and to exercise his voting rights at such subsequent general meeting(s) so as to give effect to the Yorkville Agreements and/or certain required agenda items in the fullest possible manner.

In the event of a Termination Event, Yorkville would have the right, at its sole discretion, to cancel any funding commitments still available, meaning that the Company would no longer be able to draw down on unused portions of the Commitment Amount, and to exercise all of its rights under any of the new convertible debentures as if an event of default had occurred.

The Company believes that, subject to the satisfactions of the Closing Conditions, a successful implementation of the Yorkville Investment would (i) enable it to withdraw its application for Self-Administration Proceedings at the Court and (ii) enable the Subsidiary to exit the Subsidiary Self-Administration Proceedings via its plan under the German Insolvency Code, which was approved by its creditors and confirmed by the Court on December 21, 2023.

The successful conclusion and implementation of the Yorkville Investment is subject to certain risks, including, among others, (i) whether the Companies are able to successfully fulfill the conditions precedent to the Closing so as to gain access to the funding offered by Yorkville under the Yorkville Investment, (ii) whether the Court’s confirmation of the plan under the German Insolvency Code remains unaffected by any appeals or other challenges that may be raised during the 14-day appeals period that began on December 21, 2023, and (iii) if the Court’s confirmation of the Subsidiary's plan under the German Insolvency Code remains unaffected, whether the plan can be successfully implemented.

If the Yorkville Investment is not concluded and implemented as planned, it is unlikely that the Company will be able to withdraw its application for Self-Administration Proceedings and that the Subsidiary will exit from the Subsidiary Self-Administration Proceedings. Accordingly, there is a risk that the Companies will not be able to restructure and emerge successfully from the Self-Administration Proceedings, but rather will be liquidated.

Our Market Opportunity

We believe that more needs to be done to slow global warming and that new technologies are needed to reduce CO2 emissions and, if and when we are able to successfully emerge from the Self-Administration Proceedings, we intend to continue to work to achieve these goals.

For the solar application market, we believe solar integration will be the logical next step for pure electric vehicles. Solar production prices declined relatively consistently over the last ten years, with some marginal increases since the beginning of 2020 resulting partly from supply chain issues in connection with the global COVID-19 pandemic. The current solar production price as well as the increase in efficiency of solar cells enable solar integration to have a meaningful impact on ranges and autonomy of electric vehicles. Additionally, the steep increase in electric vehicle sales and the relatively slower increase in charging stations will create a bottleneck for the adoption of electric vehicles on a larger scale. We believe that even within the next few years, people living in apartments without private access to charging stations will be reluctant to buy electric vehicles due to uncertainty whether they will be able to find relevant charging options. This will put even more focus on electric vehicles with solar integration.

In addition to using our technology in BEVs, we also believe that our solar technology is a solution to make combustion engine vehicles more climate friendly. By integrating our solar technology, fleet operators can reduce energy consumption in a variety of vehicles including, among others, buses, trailers and trucks, and thereby significantly reduce the total cost of ownership. Sustainability goals lead to regulations requiring vehicle manufacturers to meet increasingly challenging regulatory targets. More and more municipalities have announced that they intend to set stringent emission targets for vehicles wanting to enter their area. More and more battery electric vehicles may result in grid overload and destabilization. In parallel, we expect demand for sustainable energy to increase.

We believe that the share of vehicles suitable for solar retrofitting will rise in the medium term.

Other users, such as building owners, already see the power of solar integration to reduce energy consumption and, accordingly, total cost of ownership. As more means of transport, including ships, trucks, vans and buses, switch over the coming years to electric engines, the benefit of solar integration will, we believe, become increasingly clear and important to market participants.

Operations

Our Technology

We consider our technological achievements to be at the core of our business activities and key to our future success. We have developed several innovative technologies for use in the mobility area. We have been approached by a number of companies, such as manufacturers of trucks, commercial vehicle equipment and public transport operators to provide them with access to our technology. We believe these technologies will offer users a unique experience and increased practicability of their vehicles.

Traditional Solar Modules - Vehicle Applied Modules

Vehicle applied modules, or VaPV, are a core part of our solar integration business. This approach aims at using solar technology for vehicles after they have been fully built. These solutions are relevant for customers that want existing vehicles equipped either in a prototype solar module or low to medium volume production. If and when we are able to successfully emerge from the Self-Administration Proceedings, we currently intend to focus in the short- to medium-term on one such VaPV product, our Solar Bus Kit.

A VaPV approach uses different types of semi-flexible solar modules, which are either glued or clamped onto the vehicle. The relevant solution is developed based on the needs of the specific customer, taking into account the expected lifetime of the vehicle, weights and costs specifications, installation times and synergies between solutions for different vehicle types. In 2022 and 2023, we equipped several prototypes for customers such as VBR Verkehrsbetriebe und Servicegesellschaft mbH, Scania CV AB, Koegel Trailer GmbH and Jean CHEREAU S.A.S, Hofbus GmbH and Stadtwerke Muenchen GmbH. Also during 2022 and 2023, we improved our technologies significantly, for example by improving installation methods to reduce installation times and by increasing system uptimes by eliminating software bugs and telematics problems. In addition, we gained experience in various commercial vehicle applications, including trailers, diesel buses, electric buses as well as electric vans. We equipped all of those vehicle types on a prototype stage with various customers. Continuous technical and cost improvements are being worked on with our technology and operations departments.

Our novel Solar Bus Kit is a scalable business-to-business retrofit solution that reduces energy consumption and inner-city greenhouse gas emissions, thereby contributing to climate protection. The Solar Bus Kit is a versatile and straightforward solution, optimized for the most common 12-meter public transport bus types on the European market, including Mercedes-Benz Citaro and MAN Lion City. We plan to offer a complete and efficient retrofit solution for bus fleet operators who have a compelling need to reduce diesel consumption and CO2 emissions to meet their sustainability goals.

The Solar Bus Kit allows subsystems like the heating, ventilation and air conditioning to be partially powered by renewable energy thereby saving fuel, CO2, and costs. The Solar Bus Kit can save up to 1,500 liters of diesel and up to 4 tonnes of CO2 per bus per year from the approximately 1.4 kW peak installation with a total size of about 8 square-meters of solar panels. Bus fleet operators are expected to see a potential payback time of approximately 3 to 4 years, depending on generated solar yield (influenced, for example, by days in operation, geographical location) and fuel prices. We intend to cooperate with ÖPNV-Service Hagen (“ÖPNV-Service”) with respect to installation of the kit and after-sales and logistics services.

Although our initial focus in the short- to medium-term is expected to be on our Solar Bus Kit, our solar technology allows for full solar integration in all kinds of vehicles. We intend to continue pursuing such other applications, and subject to the success of future capital raising efforts, we increase the time and resources devoted to such other solar integration projects in the medium- to long-term.

Maximum Power Point Tracker

The integration of solar modules into energy systems for transport-related use cases requires power electronics that fit the vehicle powertrain or auxiliary systems. Our MCU is the central piece of our power electronics. Our MCU is a multichannel, dynamic system that is both conversion and tracking efficient. Our power electronics optimize the power output by intelligent algorithms and the energy earnings for solar modules mounted on, or integrated into, moving objects by a multichannel approach that considers quickly changing sun radiation conditions and differently oriented solar modules. Our MCU and algorithms allow for fast adaptation to changing sun conditions, resulting in high energy yields. Our multi-channel architecture allows for individual tracking of differently oriented solar panels. We plan to have our technology certified according to automotive standards and are working on enabling our MCU to communicate with controlled area networks. We aim to optimize our power electronics to provide for a power range of above 1 kilowatts peak (“kWp”), with a target up to 2.5 kWp, whereas other power electronics typically provide for a power range of less than 1 kWp. Our MCU contains a controller area network that enables the battery systems to perform complex tasks efficiently and allows active communication between the battery systems and other devices throughout the vehicle. In addition, multiple MCUs can be connected to work with systems with higher power, such as eBuses and Trailers.

We are currently developing two systems that are in different stages of maturity:

●

High Voltage System: The high voltage system was used in our Sion prototypes. While the Sion used about 400V, the high voltage system has been developed to work with voltages between 400V and 800V. The system can be used for electric vehicles other than the Sion with minor or medium changes. Use cases include buses, vans, trucks and passenger vehicles.

●

Low Voltage System: Based on the Sion system, current development projects relate to adding low voltage capabilities, flexibility on the input voltage to allow for a combination with a broader range of solar modules and higher power output. The low voltage system will be relevant for diesel buses and smaller reefer vans.

Customer Arrangements

As of December 31, 2022, we had 12 non-binding letters of intent and 16 purchase orders for our innovative solar solution. As of November 30, 2023, we had, in total, 13 non-binding letters of intent and 21 purchase orders / contracts signed and/or products delivered. All of them comprise either pilot installations, prototype projects or engineering services. Of the 13 non-binding letters of intent, six are still relevant for the future business which comprises mainly the solar bus kit in 2024 but also other applications like refrigerated trailers and e-transporters at a later point in time. Of the 21 purchase orders / contracts signed and/or products delivered, 17 are with customers that we believe are still relevant for our future business.

Source: Company Information.

(1)          9 non-binding LOIs and 3 purchase orders (with 2 customers we had both an LOI and a purchase order).

(2)        In total, 13 non-binding LOIs and 21 purchase orders / contracts signed and/or products delivered (with 6 customers we had both an LOI and a purchase order). Of these totals, 6 non-binding LOIs and 17 purchase orders / contracts signed and/or products delivered are with customers that we believe are still relevant for our future business.

(3)          As of November 30, 2023.

The current Self-Administration Proceedings have had a negative impact on our ability to pursue new customer arrangements. In several cases, the signing of contracts related to new projects has been postponed until the conclusion of the Subsidiary Self-Administration Proceedings. We expect that, if and when we are able to successfully emerge from the Self-Administration Proceedings, we will be able to follow up on those projects.

In 2022 and 2023, we signed purchase orders or contracts with, amongst others, Koegel Trailer GmbH, VBR Verkehrsbetriebe und Servicegesellschaft mbH,, Scania CV AB, GORICA Industries L.L.C., The Reefer Group/Jean CHEREAU S.A.S, pepper motion GmbH, ALTRA S.p.A., Mitsubishi Heavy Industries Thermal Transport Europe GmbH, Hofbus GmbH and Stadtwerke Muenchen GmbH. This list includes purchase orders or contracts for both pilot installations of our Solar Bus Kit as well as for prototype projects in the refrigerated vehicle and e-transporter industries. While we intend to focus in 2024 on the bus industry and our Solar Bus Kit product, our solar technology allows for full solar integration in all kinds of vehicles, and we believe the other industries are valuable for long-term business opportunities. We intend to continue pursuing such other applications, and subject to the success of future capital raising efforts, we increase the time and resources devoted to such other solar integration projects in the medium- to long-term.

●

VBR Verkehrsbetriebe und Servicegesellschaft mbH is one of the largest fleet bus operators in Bavaria, Germany. We installed our Solar Bus Kit on two prototype buses to be used for finalizing and refining our product. The buses are part of the Munich Transport and Tariff Association bus fleet and currently drive through Munich on their daily routes.

●

In partnership with the Munich Transport Company, MVG (Münchner Verkehrsgesellschaft) we launched our Solar Bus Kit for public transport for the first time. The novel solar bus trailer has been in operation in the Munich metropolitan area since April 2022, testing the energy yields as well as the potential of the technology in daily operation with promising results.

●

On September 7, 2022, we announced that we started a project with Scania, a subsidiary of Volkswagen, and LLT, a Swedish public transport authority, to test the Solar Bus Kit in real-life conditions in the northern hemisphere. The objective of the project is to optimize the efficiency of the solar technology for buses in northern climates. The Solar Bus Kit has been installed on six buses since then and is successfully running on the streets.

●	In June 2023, we installed our Solar Bus Kit on a Bus of HofBus GmbH, which to date has proved to be a well working product.

●

The Reefer Group is a global leader in refrigerated bodies. As part of our collaboration with The Reefer Group, we started to build a first trailer vehicle with the Reefer Group’s French subsidiary Jean CHEREAU S.A.S. for extensive testing to further evaluate the technical and economic feasibility of integrating a customized solar solution for a high volume series vehicle. The partially completed trailer was shown at the IAA Transportation 2022, and we currently plan to finalize the trailer together with the customer in the future.

●

Koegel Trailer GmbH was founded in 1934 and is one of the largest European manufacturers of commercial vehicles, including trailers and semi-trailers today. The partially completed trailer was shown at the IAA Transportation 2022, we currently plan to finalize the trailer together with the customer in the future.

Polymer Solar Modules - Vehicle Integrated Solutions

In addition to our VaPV modules, we have several patents granted or within the filing process related to our vehicle integrated modules, or ViPV. Our solar technology is polymer based. It allows for flexible surface integration. Our modules, produced by contract manufacturers in Europe based on our intellectual property rights, are lighter than regular glass solar panels. We use monocrystalline silicon cells for the solar modules that allow for seamless integration into the entire body of vehicles. Our polymer solar modules can be used to replace the traditional metal sheet exterior and the need for costly paint jobs, as the exterior of a car may be covered with polymer solar body modules. Our solar modules make complex geometries and forms feasible, significantly broadening the scope of the technology’s possible applications compared to traditional glass solar panels. Their manufacturing process, which is based on our patented injection molding processes, makes our solar elements more robust than traditional solar cells, which are laminated into glass. We believe that our approach also allows for time-efficient production cycles, increasing the manufacturing speed of vehicles. In addition, the layer of polymer provides the solar cells underneath with protection against impact and damage such as scratches. Our solar technology also includes an MCU, a control unit that seeks to predict the energy yield from solar cells mounted in different angles to the sunlight. We have also developed proprietary hardware for critical components, such as an on-board charger that feeds the energy created by the solar cells into the on-board batteries of the relevant vehicle. Our proprietary software provides live energy data and optimization of energy yields and provides the backbone for seamless system integration of our solar technology. Based on tests performed and data collected and depending on driving patterns, energy efficiency assumptions, location and weather conditions, we believe that solar technology may allow commuters to get up to four times more range with one charge from the grid.

For buses, our solar integration provides power that can be used to run auxiliary systems and charge low voltage and/or high voltage vehicle batteries (in case of a BEV), thereby helping bus operators to reduce CO2 emissions and total cost of ownership. For electric buses, power provided by our solar technology may also be used to charge high-voltage batteries. For refrigerated vehicles, our solar technology allows for longer operating hours and reduces the risk that cooled goods go to waste. In addition, we offer customers the option to benefit from our solar know-how and our project management skills as well as access to our MCU. For recreational vehicles, our technology can be used to generate power for auxiliary systems, increasing independence from traditional charging infrastructure. In addition to knowledge sharing and project management services, customers may benefit from our MCU and infotainment system. Vehicle manufacturers may leverage our solar technology to increase the range and grid independence of their vehicles, reduce total cost of ownership and provide their customers with a more convenient product. We mainly intend to license our technology to vehicle manufacturers.

Solar technology offers a broad variety of use cases and we have already received purchase orders or entered into several letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trucks and buses, all of whom may enter into agreements with us to use solar technology in their own products.

We believe our solar technology is among the lightest, most efficient and most affordable solar technology currently available for consumer usage. According to our own data, it is the lightest in terms of kilograms per square meter; it is the most efficient in terms of watts generated per square meter; and it is the most affordable in terms of production cost in euro per watt.

Although we intend to focus in the short- to medium-term on our Solar Bus Kit, we have several patents granted or within the filing-process protecting our proprietary technology and, if and when we are able to successfully emerge from the Self-Administration Proceedings, and subject to the success of future capital raising efforts, we currently intend to work in the long-term towards entering into co-development projects with established vehicle manufacturers, with a view to having our solar technology used in series production vehicles of established vehicle manufacturers in the long term.

Development

We believe that it is and will be crucial for our success to keep up with advances and changes in electric vehicle technology. Our development activities have historically focused on the finalization of the development of the Sion. Following our decision to terminate the Sion program and instead focus on our solar technology business, we have significantly reduced the personnel in our development department.

Our development strategy focuses on developing our key technologies and innovations in-house where we benefit from the expertise of our highly-qualified development team. This allows us to ensure that the key technologies and innovations reflect our core values and vision of sustainable and affordable electric mobility. We cooperate, or intend to cooperate, with renowned research institutions to combine our expertise in selected areas. For example, we are continuing our participation in public funding projects and collaborations with renowned research institutes like Fraunhofer and Tecnalia.

Manufacturing Concept

Production of the Solar Bus Kit will follow our lean approach with regards to financial capital. The semi-flexible solar modules will be supplied by selected suppliers that are closely involved in the development of the product to meet our specific needs. This was done to optimize both costs and performance. The Low Voltage MCU will go into production with an external production manufacturer. The development and rights are fully owned by us.

Marketing

We focus on providing multiple online and offline touchpoints with our customers. We want to maintain our thought leadership in the space of solar mobility. Through publishing whitepapers, blog posts, and case studies, we want to educate our target groups of politicians, fleet operators and OEMs.

In addition, we will focus on public relations announcements concerning new customers, new patents granted and new funding secured. In the online marketing area, we will target business customers with industry specific videos on social media platforms.

To enlarge our reach, we plan to partner with other industry players to expand the reach and create new business opportunities. In addition, attending industry events showed success in 2022 and 2023, like IAA Transportation and BusWorld Brussels, which led to several new customer leads and confirmed the interest in our solar technology. Meeting with potential customers showcases our solutions and positions us to stay up-to-date with the latest trends and developments in the market.

Sales

If and when we are able to successfully emerge from the Self-Administration Proceedings, we intend to focus in 2024 on sales of our Solar Bus Kit in the bus industry. We intend to sell our Solar Bus Kit directly to fleet operators and OEMs. The main focus will be Europe. In addition, we plan to set up a partnership program to scale up our solution more quickly. We intend to enable key, long-term partners to sell, install and service the Solar Bus Kit in specific regions - helping to reduce CO2 consumption on a larger scale and positioning us to grow our business more quickly.

In addition, we intend to continue to offer our solar technology to the refrigerated vehicles and electric transporters industries. While we intend to focus in 2024 on the bus industry and our Solar Bus Kit, our solar technology allows for full solar integration in all kinds of vehicles, and we believe the refrigerated vehicles and electric transporters industries are valuable for long- term business opportunities. We intend to continue pursuing such other applications, subject to the success of future capital raising efforts.

The following graphic shows our current focus and provides an overview of potential products and additional business opportunities, our full pursuit of which remains subject to the success of future capital raising efforts.

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

We believe that the following factors differentiate us and our product from these competitors:

●

The high efficiency of our solar integration product, which results from our in-house developed maximum power point tracker solution and our reliance on cell technology that provides high energy density at a reasonable cost and allows our technology to harvest a high amount of solar yield in relation to installed power; and

●

The convenience and safety of our solar integration product, which result from a standardized, low-effort street approval procedure, the product’s modular and flexible system, our installation service that eliminates the need for customer self-installation, the system’s predictive maintenance capabilities and our over-the-air-update capabilities.

Intellectual Property

Our intellectual property, including patents, trademarks and copyright, is important to our business. We hold several patents in different jurisdictions relating to our solar module technology, ventilation system and energy management system for vehicles, have filed several patent applications, including relating to our solar technology, and expect to file several additional patent applications in 2023. We have registered trademarks in the EU or other relevant jurisdictions for “Sono Motors” and “Sion.” Our intellectual property portfolio includes domain names for websites that we use in our business.

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

The following graphic provides an overview of our granted patents and filed patent applications as of October 13, 2023.

(1)      In total (patents relating to the same technology, but filed in different jurisdictions, are counted separately), 6 patents granted, 61 patent applications/utility model applications filed as of October 13, 2023. In connection with the Self-Administration Proceedings, we have decided to no longer pursue one of our previously filed applications.

(2)      PV = photovoltaic.

Insurance Coverage

We have taken out insurance policies that we believe to be customary in our industry. We believe that our insurance policies contain market-standard exclusions and deductibles. We regularly review the adequacy of our insurance coverage and consider the scope of our insurance coverage to be customary in our industry.

Regulatory Environment

Overview

Our industry and business operations are subject to various laws, rules and regulations at international, national, state and municipal levels, which may affect, directly or indirectly, our operations or our industry. Also taking into account the fact that we expect our prospective customers to be mainly vehicle manufacturers, such laws, rules and regulations include laws on vehicle approval and homologation, laws on vehicle road safety, environmental laws, laws on vehicle emissions and renewable energies, consumer protection laws, product warranty and product liability laws, intellectual property and copyright laws, labor and employment protection laws, export control regulations, trade and economic sanctions and embargoes on certain countries, persons, groups and/or entities, projects and/or activities, competition and antitrust laws, tax laws, and criminal laws (e.g. anti-money laundering and anti-corruption laws). Within the EU the legal environment is also characterized by a set of political initiatives and legal frameworks under the so-called European green deal, which seeks to serve the overarching goal of eliminating greenhouse gas emissions and reaching climate neutrality by 2050. These initiatives and legal frameworks have had and will continue to have a significant influence on our industry and business operations as well as the overall adoption rate of electric mobility within the EU.

An overview of the laws, rules and regulations that are or are expected to be most relevant for our business operations or industry, broken down by general category of regulation, is provided below. Any reference in this section to any legislation or regulation is deemed to refer to such legislation or regulation as amended, supplemented or otherwise modified, and all further rules and regulations promulgated thereunder, unless the context requires otherwise.

Vehicle Approval/Road Safety

Depending on the exact use of our products and solutions by prospective customers, which we expect to be mainly vehicle manufacturers, our solar modules and other solar technology solutions may be covered by compliance requirements applicable to vehicle manufacturers under product-related regulatory frameworks and approval by the relevant government authorities. Vehicle manufacturers are required to comply with substantial licensing, certification, approval, permit and other homologation requirements in all relevant markets in which they operate, as well as numerous and continually increasing technical product requirements, particularly with regard to the safety of vehicle occupants and other road users.

General Product Safety Liability

Our solar modules and other solar technology solutions will also have to comply with product-specific or general, non-specific product safety and product liability legislation and associated regulations.

The EU has passed a directive on general product safety that applies in the absence of specific provisions among the EU regulations governing the safety of the products concerned or if legislation applicable to the sector is insufficient. Under this directive, manufacturers and distributors may only market products that comply with a general requirement of consumer safety. Taking into account certain points specified in the Directive, a product is considered to be safe if, under normal or reasonably foreseeable conditions of use, it does not present any risk or only the minimum risks compatible with the product’s use, considered to be acceptable and consistent with a high level of protection for the safety and health of persons. In addition to compliance with the safety requirement, manufacturers and distributors must provide consumers with the information necessary to assess a product’s inherent risks and take the measures necessary to avoid such threats (for example, withdraw products from the market, inform consumers and recall products). Strict liability applies for defective products throughout the EU in addition to any consumer protections at the national level.

In Germany, the EU requirements have been implemented via the Product Safety Act (Produktsicherheitsgesetz) and the Product Liability Act (Produkthaftungsgesetz), which are accompanied by more general provisions under tort laws codified in the German Civil Code § 823 (Bürgerliches Gesetzbuch).

Vehicle Emissions and Regulatory Incentives

The protection of air quality and reduction of greenhouse gas emissions is a priority in the EU and vehicle manufacturers relying on internal combustion engines must comply with increasingly stringent standards on vehicle emissions. The current environment of the EU and regulatory initiatives strongly support the development, production and sale of alternative fuel vehicles and their overall market adoption. In line with the international climate agreement signed at the 2015 United Nations Framework Convention on Climate Change in Paris by nearly 200 nations (commonly referred to as the “Paris Agreement”), which became effective in November 2016 and consists of two elements (a commitment by each participating country to set a voluntary emissions reduction target (referred to as “nationally determined contributions” or “NDCs”), with a review of the NDCs that could lead to updates and enhancements every five years beginning in 2023, and a transparency commitment requiring participating countries to disclose their progress), as well as based on emission legislation, the EU is taking a progressive stance in reducing carbon dioxide emissions, thereby deliberately driving increasing demand for electric vehicles.

Furthermore, the EU has implemented mandatory CO2 emissions targets. At present, all car manufacturers must meet a fleet-wide average emission target of 95g CO2/km for their new vehicle fleets that are registered in the EU. Car manufacturers are given additional incentives to produce zero- or low-emission cars emitting less than 50g CO2/km through a fleet-wide credits system. The regulation also provides for fleet-wide average CO2/km emissions targets for the years 2025 and 2030, which are defined as a percentage reduction from the current applicable values: Cars are subject to fleet-wide reductions of 15% in 2025 and 37.5% in 2030, while vans are subject to fleet-wide reductions of 15% in 2025 and 31% in 2030. The regulation also allows for pooling arrangements among several manufacturers of passenger cars or vans, based on which these manufacturers will be treated as a single “pool” and their compliance with emission limits will be assessed on an aggregated basis at the pool level. Car manufacturers are subject to penalty payments if a car manufacturer’s fleet-wide average emission of CO2/km exceeds the defined target values in a given year. The monetary penalty is calculated based on a predetermined euro amount (currently € 95) for each gram of CO2/km that exceeds the relevant target value multiplied by the number of vehicles produced by the car manufacturer.

The adoption of electric mobility is further promoted on the national level within the EU. The vast majority of member states of the EU provide purchase grants, tax benefits or other incentive schemes to buyers of electric vehicles.

Renewable Energy Requirements

The laws and regulations within the EU and various other jurisdictions impose energy source requirements for the transportation sector, which also aim to reduce the emission of greenhouse gases and promote the adoption of alternative fuel or electric vehicles. A directive adopted in 2018, which has to be implemented by the EU member states by June 30, 2021, establishes a common system for the promotion of energy from renewable sources (such as wind, solar (both solar thermal and solar solar) and geothermal energy, tide, wave and other ocean energy, hydropower or biomass) in electricity, heating and cooling, and transport and provides a framework for the promotion of the use of renewable energy sources in the EU until 2030. The directive defines a binding overall target of at least 32% of energy from renewable sources for the EU’s gross final energy consumption by 2030 (calculated as the sum of the member states’ gross final consumption of electricity and energy in various sectors) and promotes the use of renewable energy in transport, particularly prioritizing electricity, with a target of at least 14% renewables in the final energy consumption mix by 2030. The directive envisages electric mobility to constitute a substantial part of the renewable energy mix in the transport sector by the year 2030 and is a cornerstone for the adoption and integration of electric mobility within the EU, as it also supports incentive schemes for the swift development of electric mobility with respect to the sector’s growth potential and role for the EU employment market. In addition, the directive seeks to boost the use of renewable electricity in the transport sector by applying augmented multipliers in the context of the calculation of the relevant energy mix under the directive.

Industrial Environmental Control

All member states of the EU control the manufacture, use and disposal of pollutants by means of regulations on air pollutants, chemicals, heavy metals, persistent organic pollutants, soil contamination and biocides. The operations of manufacturers, particularly production, logistics and transport processes, as well as end products, must comply with these regulations.

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

Emissions from Production

Emissions from production, such as air pollutants, noise, odors, vibrations and greenhouse gasses (such as CO2), are governed by specific laws and regulations, and, if the operation of a facility is subject to a permit, by specific conditions set forth therein. Some laws and regulations require the submission of emission reports on a regular basis. Non-compliance with maximum emission levels may result in administrative fines.

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

Furthermore, an EU directive on end-of-life vehicles (the “ELV Directive”) and an EU directive on waste from electrical and electronic equipment (the “WEEE Directive”) each govern the recovery of motor vehicles and electrical and electronic equipment within the EU, providing for ambitious recovery, reuse and recycling rates. The directives require that manufacturers cover all, or a significant part, of the costs associated with recovery, reuse and recycling measures. The aforementioned directives, including the Batteries Directive, as well as an EU directive on the restrictions of the use of certain hazardous substances in electrical and electronic equipment, limit manufacturing options because they also contain prohibitions on the use of certain identified substances and materials.

Cross-border Import and Export of Products

Sales of our products and solutions may be subject to export control and sanction regulations, as well as trade policy measures, such as tariffs. We may be required to comply with export control regulations, trade and economic sanctions restrictions and embargoes imposed by multiple authorities, such as the United Nations, the EU and the United States. In addition, the EU, United States and other applicable sanctions and embargo laws and regulations vary in their application (and may be inconsistent): they do not all apply to the same covered countries, persons, groups and/or entities, projects and/or activities, and such sanctions and embargo laws and regulations may be amended or strengthened from time to time.

Within our primary target market, the EU’s internal market, the principle of free movement of goods applies. When importing goods from, and exporting goods to, non-EU countries, we will have to comply with national and European foreign trade and customs regulations.

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

In March 2021, the United Nations announced UN R155 – a regulation on cybersecurity and cybersecurity management systems. The regulation requires that, from July 2022, all new vehicle types and, from July 2024, all registered vehicles must prove that their product development is based on a systematic approach to risks associated with cyber threats to their cars. The regulations have been adopted by the EU as well as jurisdictions such as Japan and South Korea. The UN regulations are not expected to be adopted in the United States or China where similar regulations are expected to be adopted.

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

In the Netherlands, in the event a third party is liable to a Dutch company, as a general principle only the company itself can bring a civil action against that party. The individual shareholders do not have a general right to bring an action on behalf of the company. However, in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder, that shareholder may have an individual right of action against such third party in its own name. Dutch law provides for the possibility to initiate such actions collectively, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of the Netherlands and who did not opt out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt-out. This regime applies to claims brought after January 1, 2020 and which relate to certain events that occurred prior to that date. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not bind individual class members. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under U.S. securities laws.

C.	Organizational Structure Organizational Structure

Sono Group N.V., or the Company, has a single, wholly-owned Subsidiary, Sono Motors GmbH. The Subsidiary became the wholly-owned subsidiary of the Company upon conclusion of a corporate reorganization that was completed on November 27, 2020. The Subsidiary has its country of residence and incorporation in Germany, with its company address in Waldmeisterstrasse 76, 80935 Munich, Germany.

D.	Property, Plant and Equipment

Our headquarters are located at Waldmeisterstraße 76, 80935 Munich, Germany. We leased this property for an initial fixed term until March 31, 2022 and have the option, after the expiration of the fixed term, to extend such lease for an additional term of one year up to five times. The lease will be consecutively and automatically extended for one more year, unless the lease is terminated by either party with six-month prior written notice. The lease was extended by one year on April 1, 2023. We subsequently terminated this contract, with termination becoming effective on January 31, 2024.

In addition, we have leased a workshop, which we also refer to as our “Research and Development Center,” at Waldmeisterstraße 93, 80935 Munich, Germany. We have leased this property for a fixed term until April 30, 2026. We then have the option to extend this fixed term by five years.

We have also leased a storage building at Waldmeisterstraße 99, 80935 Munich, Germany. The lease started on September 1, 2022 and runs for an indefinite period. In connection with our commitment to focus exclusively on our solar business for business customers, we terminated this contract at the end of February 2023, with termination becoming effective on November 30, 2023.

As of the date of this document, we do not own any real estate property and only lease real estate property as described above.

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

In particular, any forward-looking discussion and analysis included in the following is subject to, and qualified in its entirety by, future developments related to the Self-Administration Proceedings of the Company and the Subsidiary, which are described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Self-Administration Proceedings”. The companies’ successful emergence from the respective Self-Administration Proceedings remains subject to a number of contingencies and risks, which are described in “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings”.

For a discussion of the year ended December 31, 2021 compared to December 31, 2020, refer to the section contained in our Annual Report on Form 20-F for the year ended December 31, 2021, “Item 5: Operating and financial review and prospects”. Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Overview

We believe we are a pioneer in the field of solar-powered mobility applications. We envision a world that no longer relies on the burning of fossil fuels. After terminating our Sion passenger car program due to a lack of available funding at the end of February 2023, we pivoted our business model to focus exclusively on retrofitting and integrating our proprietary solar technology onto third party vehicles, with an initial focus in the short- to medium-term on our Solar Bus Kit. We believe that our solar technology is suitable for different uses, such as buses, trucks, camper vans and passenger cars, and has the potential to accelerate the transition towards sustainable transportation. We have started to market, and are already generating limited revenues from, our proprietary solar technology.

Following the decision to change our business model, we continued to face challenges to obtain financing and, after other financing options failed to materialize, our management ultimately concluded that our sole wholly-owned Subsidiary was over-indebted and faced impending illiquidity (drohende Zahlungsunfähigkeit), with the Company, in turn, becoming over-indebted and also facing impending illiquidity. On May 15, 2023, based on such conclusions, the Company applied to the Court to permit the opening of self-administration proceedings (Eigenverwaltung) with respect to the Company pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). On the same day and for the same reason, the Subsidiary applied to the Court to permit the opening of self-administration proceedings in the form of a protective shield proceeding pursuant to Section 270 (d) of the German Insolvency Code. The applications, in each case, were made with the goal of sustainably restructuring the business of both Companies. On May 17, 2023 and May 19, 2023, the Court admitted the opening of the Preliminary Self-Administration Proceedings with respect to the Company and the Subsidiary, respectively. On September 1, the Court opened the Subsidiary Self-Administration Proceedings. For more information on the Self-Administration Proceedings, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Self-Administration Proceedings”.

In mid-November 2023, the Company entered into the Yorkville Agreements in connection with the Yorkville Investment. Subject to the satisfaction of certain conditions precedent, Yorkville will provide financing to the Company at the Closing, which the Companies expect to position them to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit, through the end of 2024. The Closing of the Yorkville Investment is currently expected in late January 2024. The funding from Yorkville will be provided by way of one or more new interest-bearing convertible debenture(s) that would mature on July 1, 2025. For more information on the Transactions and the Yorkville Investment, see “Item 4. Information on the Company—B. Business Overview—The Planned Yorkville Investment”.

On December 7, 2023, the Subsidiary submitted a plan under the German Insolvency Code to the Court for approval by the Subsidiary’s creditors and for subsequent confirmation by the Court as required under applicable German insolvency law in the context of the Subsidiary Self-Administration Proceeding. The plan sets out how the Subsidiary intends to restructure its debt and procure the inflow of new money, including in connection with the Yorkville Investment, and subsequently exit the Subsidiary Self-Administration Proceedings. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023. The 14-day appeal period started on December 21, 2023. Only one creditor with a claim of €500 declared an appeal during the creditors meeting. No successful appeal actions in regard to the Court’s confirmation are expected by the management.

The Company believes that, subject to the satisfactions of the conditions precedent under the Yorkville Agreements (other than the withdrawal of the Company’s Preliminary Self-Administration Proceedings), a successful implementation of the Yorkville Investment would (i) enable it to withdraw its application for Self-Administration Proceedings at the Court and (ii) enable the Subsidiary to exit the Subsidiary Self-Administration Proceedings via its plan under the German Insolvency Code, which was approved by its creditors and confirmed by the Court on December 21, 2023. However, the Companies’ successful emergence from their respective Self-Administration Proceedings remains subject to a number of contingencies and risks, including, among others, (i) whether the Companies are able to successfully fulfill the conditions precedent to the Closing so as to gain access to the funding offered by Yorkville under the Yorkville Investment, (ii) whether the Court’s confirmation of the plan under the German Insolvency Code remains unaffected by any appeals or other challenges that may be raised during the 14-day appeals period that began on December 21, 2023, and (iii) if the Court’s confirmation of the Subsidiary's plan under the German Insolvency Code remains unaffected, whether the plan can be successfully implemented. For more information see “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings—The Company may not be able to successfully close and implement the Yorkville Investment, which would delay or prevent our emergence from the Self-Administration Proceedings”

If we are able to successfully emerge from the Self-Administration Proceedings, we intend to continue to pursue our disruptive solar technology, with an initial focus in the short- to medium-term on our Solar Bus Kit. Our solar technology allows for full solar integration in all kinds of vehicles, and we currently plan to continue pursuing such projects, with a planned increase in time and energy devoted to such other solar integration projects in the medium- to long-term, depending on the success of future capital raising efforts. In the process of developing the Sion, we soon realized that the solar technology that was available at the time was not well-suited for mobility applications. Traditional solar technology relies on glass to cover the solar cells. Glass is, however, heavy, relatively inflexible, expensive and dangerous in crash situations. Our polymer technology solves these issues. It is lightweight, allows for flexible surface integration via our patented injection molding process, is affordable due to fast and lean production, avoids the risk of bodily harm caused by broken glass and has proven to meet our expectations in crash tests. We have also developed other critical components for the use of solar technology in mobility applications. We have, through our maximum power point tracker central unit, or MCU, solved the issue that solar cells will be mounted on different parts of the exterior, which will lead to uneven exposure to sunlight and in turn to losses in solar energy production. Through rapid adaptation and the multi-channel approach of our MCU, relevant parts of the vehicle can be turned on or off for power production – despite quickly changing shading conditions. This ultimately leads to a high-efficiency system for feeding solar energy into the battery.

Our technology allows for the seamless integration of solar cells into the full body of a car and the charging of its battery through the power of the sun. However, solar technology has many other potential applications, and its use cases extend far beyond passenger cars, allowing for grid-independent charging and a reduction of running costs or total costs of ownership in transport-related use cases, such as trucks, buses and recreational vehicles. Fleet operators may use our technology to retrofit existing vehicles, to extend the range of battery electric vehicles, or BEVs, or to comply with emission regulations. The transport and logistics industries in particular are very focused on total cost of ownership. We believe our solar integration can reduce their running costs significantly. Manufacturers may also use our technology for new production vehicles. We have several patents granted or within the filing-process protecting our proprietary technology.

We have already generated limited revenues from our proprietary solar technology, having shipped prototypes and solar retrofits to customers. We have also been building up a customer base by signing non-binding letters of intent and purchase orders. We expect the Yorkville Investment to position them to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit, through the end of 2024. Our available cash and cash equivalents, together with financing under the Yorkville Investment, will not be sufficient to secure our funding needs until such point in time when we expect the monetization of our solar technology to reach sufficient scale. According to our current estimates, and under the assumptions that the Company successfully withdraws from its Self-Administration Proceedings and closes the Yorkville Transaction, we expect to need additional funding of approximately €9.0 million until the end of 2024 including any cash leftover on the Company’s bank accounts following the completion of all restructuring procedures. Our expected future sources of funding, beyond the Yorkville Investment, are subject to developments with respect to the Self-Administration Proceedings, in particular whether we are able to successfully close and implement the planned Yorkville Investment.

For the year ended December 31, 2022 we had a loss for the period of €183.7 million, compared to a loss for the period for the year ended December 31, 2021 of €63.9 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €330.8 million as of December 31, 2022 compared to an accumulated deficit of €147.1 million as of December 31, 2021.

If we are able to successfully emerge from the Self-Administration Proceedings, our business will be restructured, which would include the release of significant liabilities, and will likely entail significant changes to our consolidated balance sheet and consolidated statement of operations. As a result, our financial information going forward may in many respects not be comparable to our historical financial information. In addition, the financial information for the periods under review mainly include expenses related to the Sion project, which was terminated in February 2023. Accordingly, the financial information contained in this annual report on Form 20-F is likely not indicative of any future financial information and has only limited value for purposes of assessing our solar-only business.

Our Business Model

Assuming we are able to successfully emerge from the Self-Administration Proceedings, and subject to any business plan elaborated in the context of these proceedings, we expect to generate revenue from monetization of our solar technology in the future. The potential scope of application of our solar technology goes significantly beyond passenger cars. While our initial focus in the short- to medium-term is expected to be on our Solar Bus Kit, we believe that our solar technology has the potential to be used in existing markets, for example for trucks and trailers. We may also produce and sell certain selected solar components, license our patents to third parties or seek to generate service revenue from providing engineering services to third parties. We have shipped prototypes or solar retrofits to customers, generating revenue of approximately €229 thousand in 2022.

Through February 2023, we also worked on, and incurred significant expenses for, the development of the Sion, which we had envisaged to become an affordable solar electric vehicle. Due to a lack of available funding, we decided to terminate the development of the Sion and focus on our solar technology. We currently seek to sell the Sion project, potentially together with our car-sharing and ride-pooling application. Any proceeds from the sale of the Sion project will be used to satisfy claims of the Subsidiary’s creditors in the Subsidiary Self-Administration Proceedings.

Factors Affecting Our Financial Condition and Results of Operation

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those set forth in the section entitled “Risk Factors.” In particular, future developments depend on the outcome of the pending Self-Administration Proceedings.

Self-Administration Proceedings

If we are able to successfully emerge from the Self-Administration Proceedings, our business will be restructured, which would include the release of significant liabilities, and will likely entail significant changes to our consolidated balance sheet and consolidated statement of operations. In addition, due to the opening of the self-administration proceedings, the Company lost control of  the Subsidiary, on May 19, 2023. The effect of this loss of control is that in 2023, the results of the Subsidiary will be consolidated up until the loss of and the assets and liabilities of the Subsidiary will be derecognized from the consolidated statement of financial position. It is expected that there will also be an impact  recognized in the profit or loss attributable to the Company. It is expected that this loss of control to be temporary, with control being regained when the subsidiary exits the insolvency proceedings being consolidated again within the Group. As a result, our financial information going forward may in many respects not be comparable to our historical financial information. In addition, the financial information for the periods under review mainly include expenses related to the Sion project, which was terminated in February 2023. Accordingly, the financial information contained in this annual report on Form 20-F is likely not indicative of any future financial information and has only limited value for purposes of assessing our solar-only business.

Planned Yorkville Investment

The planned Yorkville Investment would be in the form of one or more interest-bearing convertible debentures that will mature on July 1, 2025. These instruments would be similar to the convertible debentures already issued to Yorkville in December 2022. In accordance with the applicable accounting standards, the convertible debentures are likely to be fair valued upon recognition and have an impact on the profit and loss of the Company. It is expected that the instrument will be converted over time, resulting in the issuance of new shares of the Company.

Reservations

Through February 2023, we worked on developing the Sion and accepted reservations and advance payments from customers for the Sion. Until we terminated the Sion passenger car program, an advance payment liability was recognized at the time the cash was collected by Sono Group. Given that the Sion will not be delivered, advance payments are due back to customers. On February 24, 2023, Sono Group proposed a payment plan to reimburse reservation holders for advance payments in three installments (May 2023, June 2024 and January 2025) over the next two years. Reservation holders who accepted the payment plan would have received a one-time bonus of 5% on the amount of the advance payment to be paid with the third installment. Reservation holders could also waive repayment. Approximately 2% of the total advance payments waived repayments. Upon applying for the Self-Administration Proceedings, we became generally prohibited from paying any pre-petition debt. As a result, the payment plan for reservation holders is no longer relevant and all outstanding advance payments will be handled through the creditor proceedings. For information on the accounting treatment of the advance payments for historical periods and following our decision to change our business model, see “Notes to the Consolidated Financial Statements—4. Significant accounting policies—4.8 Advance payments received from customers”.

Monetization of Our Solar Technology

As of October 16, 2023, we had 5 patents granted and 61 patents or patent/utility model applications filed. Patents relating to the same technology, but filed in different jurisdictions, are counted separately. In connection with the Self-Administration proceedings, we have decided to no longer pursue one of our previously filed applications.

Our patent applications mainly relate to our solar technology. We also plan to license our technologies to third parties. We have already received purchase orders or entered into several non-binding letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trucks and buses that may use our technology in their own products. Any plans to monetize our solar technology are subject to developments with respect to the Self-Administration Proceedings we have applied for.

Ability to Control Cost of Sales

If we are able to successfully emerge from the Self-Administration Proceedings and provided we are able to launch the commercialization of our solar technology, we would expect that our cost of sales will be affected by fluctuations in certain raw material prices.

Development Expenses

If we are able to successfully emerge from the Self-Administration Proceedings, we would expect to continue to incur expenses related to the refinement of our technology and that our development expenses will constitute a substantial part of our expenses in future periods. We would only incur development expenses to the extent we believe that we are able to secure necessary financing, since we would expect to continue to depend on significant external financing for additional development activities. Elevated inflation levels, should they persist, may lead to an increase in our development costs and financing needs. Any plans regarding our development expenses are subject to developments with respect to the Self-Administration Proceedings.

Capital Expenditure

Prior to the change in our business model, our capital expenditure in the periods under review related to property, plant and equipment concerning the discontinued Sion program. Following our pivot to solar only in February 2023, we operated on an asset-light basis, which meant that our capital expenditure was very limited, until we applied for Self-Administration Proceedings on May 15, 2023.

Unused Tax Loss

We have substantial carried-forward tax losses resulting from our negative taxable income in 2022, 2021, 2020 and prior fiscal years. Given that our estimated taxable income for the foreseeable future will not be sufficient to recover these carried-forward losses we have not recognized deferred tax assets on the balance sheet as of December 31, 2020, December 31, 2021 or December 31, 2022. Our unused tax losses as of December 31, 2022, for which no tax asset has been recognized, were €252.1 million (corporate income tax) and €251.3 million (trade tax). Assuming a total tax rate of 32.98%, our unused corporate income and trade tax losses correspond to a potential undiscounted tax benefit of €83 million. Only up to 60% of our annual taxable income, to the extent such taxable income exceeds €1 million, may be offset against tax loss carry forwards. The remaining 40% of the taxable income is subject to corporate income and trade tax under the so-called minimum taxation rules. Annual taxable income for corporate income tax and trade tax purposes of up to €1 million could fully be offset against tax loss carry-forwards. However, due to the termination of the Sion program, existing tax loss carry forwards may be forfeited to the extent no built-in gains (stille Reserven) exist as of December 31, 2022. The built-in gains as of December 31, 2022 have not yet been determined. Therefore, it is currently unclear whether all tax losses can still be carried forward. For more information see “Notes to the Consolidated Financial Statements—4. Significant accounting policies—4.12.8. Recoverability of deferred tax assets in relation to loss carryforwards” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company’s Status—Our ability to use our net operating loss carryforwards and other tax attributes may be limited”.

Conversion Stock Option Program (CSOP) and Employee Stock Option Program (ESOP)

In the first half of 2018, we set up two similar employee participation programs for our staff members and selected managers of Sono Motors based on virtual shares. In December 2020, we offered all participants of the aforementioned employee participation programs as well as six additional members of our staff to exchange their virtual shares for actual stock options under a newly set up employee participation program, our conversion stock option program (the “CSOP”), which is equity settled. As of December 31, 2022, 88 employees, including all those participating in the original employee participation program but one, have joined the CSOP. We recorded expenses in the amount of €0.7 million in 2022 and €1.9 million in 2021 for the CSOP.

In 2022, we intended to implement a new employee stock option program (the “ESOP”) for the years 2021, 2022 and 2023. In February 2023, we offered our employees, including those who will leave us in connection with our strategy shift towards a solar-only business model, the right to participate in the ESOP with a grant value of approximately 10% of their annual salary on a pro rata basis for their periods of employment during those years. We recorded expenses of €0.3 million in 2022 for the ESOP as employees have already rendered services related to stock options that have yet to be granted.

There is uncertainty over the future of the ESOP due to the Self-Administration Proceedings and the restructuring plan submitted to the Court in connection with the Subsidiary Self-Administration Proceedings. The potential changes in financing, anticipated delisting of our shares from Nasdaq, as determined by the Panel in its delist decision from December 11, 202, and potential changes in management or ownership structures of the Companies may result in share options not being formally granted.

COVID-19

In 2020, COVID-19 caused a global pandemic. During 2022, the effects of the pandemic were still present. In response to this pandemic, governments as well as private organizations implemented numerous measures seeking to contain the virus. These measures disrupted the manufacturing, delivery and overall supply chain. At the same time, we took actions to maintain operations and protect employees from infection. Since 2020, COVID-19 has had a slightly negative impact on orders and advance payments received from customers under our Sion passenger car program, which was terminated in February 2023.

War in Ukraine

In February 2022, the government of Russia invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers. We cannot yet foresee the full extent of the sanction’s impact on our business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war has also negatively impacted suppliers located in the Ukraine, which negatively affected the availability of car components. The war could have a material impact on our results of operations, liquidity, and capital management. We will continue to monitor the situation and the effect of this development on our liquidity and capital management.

Components of Our Results of Operations

If we are able to successfully emerge from the Self-Administration Proceedings, we expect our business to be restructured, which would include the release of significant liabilities, and will likely entail significant changes to our consolidated balance sheet and consolidated statement of operations. In addition, due to the opening of the self-administration proceedings, the Company lost control of  the Subsidiary, on May 19, 2023. The effect of this loss of control is that in 2023, the results of the Subsidiary will be consolidated up until the loss of and the assets and liabilities of the Subsidiary will be derecognized from the consolidated statement of financial position. It is expected that there will also be an impact  recognized in the profit or loss attributable to the Company. It is expected that this loss of control to be temporary, with control being regained when the subsidiary exits the insolvency proceedings being consolidated again within the Group. As a result, our financial information going forward may in many respects not be comparable to our historical financial information. In addition, the financial information for the periods under review mainly include expenses related to the Sion project, which was terminated in February 2023. Accordingly, the historical financial information contained in this annual report on Form 20-F is likely not indicative of any future financial information and has only limited value for purposes of assessing our solar-only business.

Revenues

We recognize revenues, which have historically been overall insignificant, primarily from the sale and installation of our Solar Bus Kit, a retrofit solution for existing combustion engine buses in order to reduce total cost of ownership and CO2 and from and the integration of our patented solar technology across other transportation platforms.

Cost of Sales

In 2021 and 2022, we recorded a marginal amount of cost of sales relating to monetization of our solar technology and launch of the Sono app. In 2020 we did not incur any cost of sales as we only started monetizing our solar technology in the second half of 2021.

Operating Expenses

Our operating expenses consist of research and development expenses and selling, general and administrative expenses.

Cost of Development

There were no research expenses included in our profit and loss in 2021 and 2022, as we did not perform research. Our development expenses consist of (i) personnel expenses for our development staff, including salaries and bonuses and the relevant share of expenses relating to the CSOP, (ii) development cost for prototypes, our car-sharing and ride-pooling application and solar integration, (iii) professional services and (iv) other expenses. Development costs are expensed as incurred. As the recognition criteria for the capitalization of development cost have not been met, all development expenses were recognized in profit or loss as incurred in all periods.

Selling and Distribution Expenses

Our selling and distribution expenses consist of (i) employee compensation for employees responsible for marketing activities, such as social media, e-mail marketing, trade shows and other channels, including salaries and bonuses and the relevant share of expenses relating to the CSOP, (ii) marketing and promotional expenses, (iii) expenses for professional services and (iv) other expenses.

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

Other Operating Income/Expenses

Our other operating income primarily consists of agency fees, donations, statutory reimbursements for personnel expenses, government grants and other operating income.

Our other operating expenses primarily relate to foreign exchange losses resulting from the conversion from USD to EUR.

Interest and Similar Income

Interest and similar income relates to interest income from VAT taxes.

Interest and Similar Expenses

Interest and similar expenses largely consist of interest expenses related to the compounding effect for advance payments received from customers and financial liabilities.

A. Operating Results

The following table shows information taken from our consolidated statement of income (loss) and statements of comprehensive income (loss) for the years ended December 31, 2022 and 2021:

	For the year ended December 31,
	2022	2021
	(in € millions)

Revenue	0.2	0.0
Cost of goods sold	(0.4)	(0.0)
Gross loss	(0.2)	(0.0)
Cost of development expenses	(158.5)	(40.6)
Selling and distribution expenses	(3.6)	(3.2)
General and administrative expenses	(20.0)	(15.1)
Other operating income/expenses	0.8	(0.2)
Impairment losses on financial assets	0.0	(0.0)
Operating loss	(181.4)	(59.2)
Interest and similar income	1.0	–
Interest and similar expense	(3.3)	(4.8)
Loss before tax	(183.7)	(63.9)
Taxes on income and earnings	-	–
Deferred taxes on expense	-	0.0
Loss for the period	(183.7)	(64.0)
Other comprehensive income (loss) that will not be reclassified to profit or loss	-	0.0
Total comprehensive loss for the period	(183.7)	(63.9)

Revenue

Revenue increased from €16 thousand in 2021 to €229 thousand in 2022 primarily due to an increase in the number of customers and their orders of prototypes for testing integration of Sono Group’s solar technology onto vehicles produced or sold by these customers.

Cost of Goods Sold

Cost of Sales increased from €58 thousand in 2021 to €392 thousand in 2022 following the growth in revenue, relating to the monetization of our solar technology.

Gross Loss

In 2022, we incurred a gross loss of €0.2 million relating to the monetization of our solar technology as compared to a gross loss of €0.0 million in 2021. As most of our revenues are currently generated from prototype projects, our gross loss reflects our planned and expected higher cost of sales in proportion to revenues at this stage of development as we prepare for market entry.

Cost of Development Expenses

Cost of development expenses increased from €40.6 million in 2021 to €158.5 million in 2022, primarily due to recognition of impairment on Sion-related assets due to the termination of the Sion program, and an expansion in efforts on the development of the new prototype generation, leading to development costs for prototypes of €83.2 million in 2022 compared to €27.6 million in 2021. In connection with this expansion and the respective growth of the number of employees involved in development, personnel expenses increased significantly from €11.3 million in 2021 to €21.4 million in 2022.

Selling and Distribution Expenses

Selling and distribution expenses increased slightly from €3.2 million in 2021 to €3.6 million in 2022, primarily due to an increase in advertising expenses from €0.4 million in 2021 to €1.3 million in 2022.

General and Administrative Expenses

General and administrative expenses increased from €13.1 million in 2021 to €20.0 million in 2022, due to higher personnel expenses, which increased from €4.6 million in 2021 to €6.0 million in 2022, as well as an increase in insurance expenses from €0.3 million in 2021 to €3.5 million in 2022 and software fees and subscriptions from €0.2 million in 2021 to €1.2 million in 2022. Personnel expenses increased primarily due to an increase in the number of employees. Insurance expenses increased substantially due to costs related to directors’ and officers’ liability insurance.

Other Operating Income/Expenses

In 2022, other operating income increased from €0.3 million in 2021 to €1.6 million resulting from increased income from currency revaluations.

Other operating expenses increased from €0.5 million in 2021 to €0.7 million in 2022. In both 2022 and 2021 the majority of the other operating expenses mainly related to foreign exchange losses.

Operating Loss, Loss for the Period

Operating loss increased from €59.2 million in 2021 to €181.4 million in 2022, primarily due to an increase in cost of development and general and administrative expenses. Including the impact of interest and similar income, of interest and similar expenses and tax on income, loss for the period increased from €64.0 million in 2021 to €183.7 million in 2022.

B. Liquidity and Capital Resources

As of December 31, 2022, cash and cash equivalents were at €30.4 million compared to €33.4 million as of September 30, 2022 and €132.9 million as of December 31, 2021. Cash and cash equivalents consist of cash in bank accounts and deposits.

We currently do not generate any material revenue from our operations. We incur, however, significant expenses related to refinement of our solar technology and general and administrative functions. Until February 2023, we also incurred significant expenses related to the development of the Sion. Following our decision to terminate the Sion passenger car program, we are faced with substantial additional costs and cash outflows associated with the change in our business model, including reimbursements of advance payments to our reservation holders. When financing options failed to materialize following our termination of the Sion program, we decided to apply for the Self-Administration Proceedings on May 15, 2023.

In the past, we mainly raised capital in the form of equity or equity-linked debt. We also raised capital through advance payments on reservations for the Sion. In the context of equity or equity-linked debt, we raised funds through the placement of pre-IPO mandatory convertible bonds in November 2020, as well as through our IPO in November 2021, our follow-on offering in May 2022, the committed equity financing entered into in June 2022 and pursuant to the securities purchase agreement entered into with Yorkville in December 2022. Finally, we have received limited grants from government agencies and similar bodies like the EU for participation in specific research and development projects.

We expect our currently existing obligations, including with respect to advance payments made for Sion reservations, to be settled in the context of the Self-Administration Proceedings. Since its application for Self-Administration Proceedings, the Subsidiary has been prohibited from paying pre-petition debt, subject to certain exceptions. In connection with its Self-Administration Proceedings, the Subsidiary submitted a plan under the German Insolvency Code to the Court on December 7, 2023 that set out how the company intends to restructure its debt and procure the inflow of new money. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023. The 14-day appeal period started on December 21, 2023. If the Court’s confirmation of the plan under the German Insolvency Code remains unaffected and the plan is implemented, any advance payments to be made to reservation holders will be made in accordance with the plan under the German Insolvency Code. In the event of liquidation, payments to reservation holders will be made according to the waterfall set forth in German insolvency law. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Self-Administration Proceedings”.

If we are able to successfully emerge from the Self-Administration Proceedings, we expect to continue to rely on external financing to cover our expenses and cash needs beyond 2024. As in the past, we would expect that our ability to raise external financing would continue to be highly dependent on further progress in the development and refinement of our solar technology and successful communication to potential external investors. While the planned Yorkville Investment, if successfully closed and implemented, should enable us to resume our operations with a focus on our Solar Bus Kit through the end of 2024, we expect additional financing to be necessary to undertake additional development activities for our Solar Bus Kit and other retrofitting and solar integration solutions, to pay overhead costs, and possibly to also repay convertible debentures.  If we are able to emerge successfully from the Self-Administration Proceedings, risks and uncertainties related to the supply chain, negative cost development, technical challenges and the war in Ukraine may negatively affect our business, liquidity and financial position going forward.

See also “Note 8.1.3 “Liquidity risk” to the audited consolidated financial statements as of and for the year ended December 31, 2022.

Consolidated Statements of Cash Flows

The following table shows selected information taken from our consolidated cash flow statements for the years ended December 31, 2022 and 2021:

	For the year ended December 31,
	2022	2021
	(in € millions)
Net cash used in operating activities	(139.6)	(47.1)
Net cash used in investing activities	(47.2)	(1.7)
Net cash from (used in) financing activities	83.0	138.6
Net (decrease) increase in cash and cash equivalents	(103.8)	89.8
Cash and cash equivalents at the beginning of the period	132.9	43.3
Cash and cash equivalents at end of the period	30.4	132.9

Net cash used in operating activities

Net cash used in operating activities changed from a cash outflow of €47.1 million in 2021 to a cash outflow of €139.6 million in 2022. This change was mainly due to an overall increase in operating costs, especially for development costs of prototypes, other development costs, professional services, and lower advance payments received from customers and an increase in the cash effective loss for the period.

Net cash used in investing activities

Net cash used in investing activities changed from a cash outflow of €1.7 million in 2021 to a cash outflow of €47.2 million in 2022, primarily due to additional purchases of property, plant and equipment.

Net cash from financing activities

Net cash from financing activities decreased from a cash inflow of €138.6 million in 2021, which mainly included proceeds from our IPO, to a cash inflow of €83.0 million in 2022, which mainly included proceeds from a follow-on offering, a committed equity facility and borrowings.

Financial Liabilities

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments as of December 31, 2022:

	Carrying amount	Less than 1 year	1 – 5 years	More than 5 years
	(in € millions)

Trade and other payables	11.7	11.7	–	–
Loans and participation rights	32.2	31.6	2.6	–
Lease liabilities	2.6	0.5	1.8	0.5
Total	46.6	43.9	4.4	0.5

C. Development, Patents and Licenses

For a description of our development policies, see “Item 4. Information on the Company—B. Business Overview—Operations—Development”. For a description of our intellectual property, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this document with respect to our decision to change our business model announced on February 23, 2023, and our filing of applications for Self-Administration Proceedings under the German Insolvency Code on May 15, 2023, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly re-evaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in “Note 4.12 “Significant accounting judgements, estimates and assumptions” to our consolidated financial statements as of and for the year ended December 31, 2022.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board Structure

We have a two-tier board structure consisting of a management board (bestuur) and a separate supervisory board (raad van commissarissen). There are no family relationships among any of our management board members and supervisory board members.

Management Board

Current Management Board

The following table sets forth our current management board members, all of whom we consider executive officers, as well as their ages, term served, the year of expiration of their term as management board members of the Company and position:

Name(1)	Age	Term Served	Year in which Term Expires(2)	Position
Laurin Hahn	29	2020 – Present	2025	Co-Chief Executive Officer and Co-Founder
Jona Christians	30	2020 – Present	2025	Co-Chief Executive Officer and Co-Founder
Torsten Kiedel	45	2021 – Present	2025	Chief Financial Officer
Markus Volmer	49	2021 – Present	2025	Chief Technology Officer

(1)	In the context of the termination of the Sion passenger car program, Thomas Hausch resigned as chief operating officer and member of the management board on March 21, 2023 with immediate effect.

(2)	In connection with the Yorkville Investment, new members of the management board of the Company will be appointed. The new members of the management board have not yet been selected.

Unless otherwise indicated, the current business address for each management board member is the same as our business address: Waldmeisterstraße 76, 80935 Munich, Germany.

The following is a brief summary of the business experience of the members of our management board.

Laurin Hahn is a co-founder and Chief Executive Officer (“CEO”) of our Company. Laurin founded his first business in the event industry at the age of 17 together with his brothers. Driven by the vision of fostering a system change and fully dedicating his time to the development of an efficient and affordable electric vehicle suitable for everyday use by sourcing the energy from the sun, he embarked on an ambitious journey after graduating from high school in 2012 together with his childhood friend Jona Christians. Within three years, Laurin and Jona built their first electric car with integrated solar panels, which they named the Sion. Based on this project and the vision of a sustainable mobility concept independent of fossil fuels, Laurin and Jona, together with Navina Pernsteiner, incorporated the Subsidiary in early 2016 to further promote their vision and enlarge their team. Laurin, as the visionary heart of Sono Motors, together with Jona, has built Sono Motors into a pioneer for solar electric mobility and a technological leader. Laurin is also a member of the “Entrepreneurs for Future” network. Laurin was recognized by the German magazine Capital for his entrepreneurship and innovative spirit in a “40 under 40” ranking in 2019. In 2020 Laurin was nominated for the entrepreneur of the year Germany 2020 award by Ernst & Young and also nominated as the founder of the most innovative start-up.

Jona Christians is the co-founder and CEO of our Company. His main areas of expertise are our product and innovation strategy. In 2016, he co-founded Sono Motors GmbH together with his two friends and partners, Laurin Hahn and Navina Pernsteiner. Together with Laurin, he laid the foundation for our first vehicle, the Sion, and has been running Sono Motors since then. Jona was inspired by sustainable technology startups such as the Dutch company Fairphone and the nonprofit organization TED. After graduating from high school in 2012, he started to develop and realize his vision of a sustainable mobility concept independent of fossil fuels. As the joint project grew and consolidated, he decided against continuing his studies in computer science and experimental physics and devoted himself fully to the development of the Sion and the management of Sono Motors. At the age of 27, Jona was nominated for the Entrepreneur of the Year, Germany 2020, by Ernst & Young. With Sono Motors, he was among the finalists of the German Sustainability Award Design in 2020. Also in 2020, Sono Motors and its founders were awarded as number one of the Most Innovative Start-Ups in Mobility by Forbes. Next to his role at Sono, Jona currently serves as a member of the entrepreneurial community Leaders for Climate Action.

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

Management board changes in connection with the Yorkville Investment

The Yorkville Agreements entered into in connection with the Yorkville Investment contemplate changes in the management board of the Company. The new members of the management board have not yet been selected.

Supervisory Board

Our supervisory board is currently composed of one member and three acting members appointed on a provisional basis. Our supervisory board may adjust the number of supervisory board members from time to time. Our supervisory board must, when determining the number of supervisory board members, observe our nomination arrangement pursuant to which each of Laurin Hahn and Jona Christians, acting individually, shall always be allowed to make a binding nomination for one supervisory board member as long as he holds at least 5% of voting rights. Our supervisory board members do not have a retirement age requirement under our articles of association.

On April 21, 2023, four members of our then five-member supervisory board resigned from their roles as members of the Company’s supervisory board and as members of the supervisory board committees, as applicable, with immediate effect. The members of the Company’s supervisory board who resigned were:

●	Martina Buchhauser, chairperson of the supervisory board, independent member of the audit committee and chairperson of the nomination and corporate governance committee;
●	Sebastian Böttger, independent member of the audit committee, and chairperson of the compensation committee;
●	Robert A. Jeffe, vice chairperson of the supervisory board, chairperson, independent member and financial expert of the audit committee, and member of the compensation committee; and
●	Arnd Schwierholz, member of the supervisory board, member of the audit committee and member of the nomination and corporate governance committee.

As a consequence of the resignations described above, we did not have any supervisory board committees until three new candidates were identified and appointed. During such time, the Company also was not in compliance with Nasdaq Listing Rule 5605(c)(2)(A), which requires a listed company to have an audit committee composed of at least three members, who each meet the criteria for independence set forth in Rule 10A-4(b)(1) under the Exchange Act. This deficiency served as an additional ground for delisting according to a letter we received from Nasdaq staff on August 28, 2023.

Current Supervisory Board

On September 11, 2023, we appointed new acting members of the Company’s supervisory board on a provisional basis, and reestablished our compensation committee and our nomination and corporate governance committee. On September 22, 2023, we reestablished our audit committee. The provisional appointment of the new supervisory board members is effective until their formal appointment at the Company’s next general meeting of shareholders, convened for December 29, 2023.

The current member and acting members of the supervisory board are:

●	Sandra Vogt-Sasse: chairperson of the supervisory board; and chairperson, independent member and financial expert of the audit committee
●	Martin Sabbione: independent member of the audit committee; and chairperson of the compensation committee
●	Thomas Wiedermann: independent member of the audit committee; chairperson of the nomination and corporate governance committee; and member of the compensation committee
●	Johannes Trischler: member of the compensation committee; and member of the nomination and corporate governance committee

On September 22, 2023, the Company re-established its audit committee with Sandra Vogt-Sasse, the chair of our supervisory board, serving as chair of the audit committee and also serving as its financial expert. Since the new supervisory board members fulfill the requirements of the Nasdaq Listing Rules relating to audit committee members, we regained compliance with the Nasdaq Listing Rules relating to audit committee requirements upon re-establishment of the audit committee. Since then, we once again have three supervisory board committees as described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees”.

The following table sets forth the names of our current supervisory board members, including our acting members appointed on a provisional basis, their ages and the year of expiration of their term as supervisory board members of Sono Group N.V.:

Name	Age	Year in which Term Expires(1)
Martin Sabbione	43	Interim appointment, subject to formal appointment at the general meeting of shareholders convened for December 29, 2023
Johannes Trischler	36	2025
Sandra Vogt-Sasse	54	Interim appointment, subject to formal appointment at the general meeting of shareholders convened for December 29, 2023
Thomas Wiedermann	60	Interim appointment, subject to formal appointment at the general meeting of shareholders convened for December 29, 2023

(1)

The Yorkville Agreements entered into in connection with the Yorkville Investment contemplate changes in the supervisory board of the Company. The new members of the supervisory board have not yet been selected.

Johannes Trischler was nominated by Jona Christians. Laurin Hahn intends to nominate Martin Sabbione for formal appointment at the general meeting of shareholders convened for December 29, 2023.

Unless otherwise indicated, the current business address for each supervisory board member is the same as our business address: Waldmeisterstraße 76, 80935 Munich, Germany.

The following is a brief summary of the prior business experience of the members of our supervisory board:

Sandra Vogt-Sasse was provisionally appointed as acting member of our supervisory board on September 11, 2023. Sandra is a self-employed auditor, a tax consultant and Managing Director of SAVOSA GmbH Steuerberatungsgesellschaft. She also is a supervisory board member of Deutsche Börse Commodities GmbH, Germany, a company closely linked to the capital market through its products and services. Sandra worked for Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft from 1993 to 2020, first as an employee, thereafter as a freelancer. Her focus is on advising companies on economic issues, auditing, and quality control in accordance with § 57a of the German Public Accountant Act (Wirtschaftsprüferordnung - WPO). Sandra holds a diploma in business from the Ruhr-University Bochum.

Martin Sabbione was provisionally appointed as acting member of our supervisory board on September 11, 2023. Martin is currently Senior Head of Controlling at Volkswagen Group Charging GmbH. He founded multiple startups in the cleantech and healthcare spaces and previously held positions as CFO of the Subsidiary and Head of Investment at WiWin GmbH & Co, KG. Martin is an experienced senior finance manager with a focus on scaling businesses and is passionate about sustainability, the mobility and energy transition, and innovations in healthcare.

Johannes Trischler became a member of our supervisory board immediately prior to pricing of the IPO on November 16, 2021. Besides various political engagements, Johannes began his legal career in 2017 as head of the legal department at the large district town Freising (Große Kreisstadt Freising), where he was a member of the mayor’s staff and advised on legal and policy issues until 2018. In 2018, he joined the Subsidiary as senior legal counsel and head of the legal department; he holds the title of General Counsel since March 2021. Johannes was born in Munich, Germany, in 1987. He holds a law degree from the Ludwig-Maximilians-University, Munich. He graduated with his first state examination in law in 2013 and completed his legal clerkship at the Higher Regional Court of Munich in 2016. He graduated with his second state examination in 2016.

Thomas Wiedermann was provisionally appointed as acting member of our supervisory board on September 11, 2023. Thomas is currently Managing Partner of Dankwardt Holding GmbH and, since August 2023, he has served as chairman of the supervisory board for Dockweiler AG. Thomas is also a partner at Twec, based in Hamburg. From 2015 to August 2023, he was on the supervisory board of Gräper Holding GmbH Ahlhorn. Prior to that, he worked as CEO and CRO for Provivo Biosciences GmbH until 2022, as CRO for ZI GmbH until 2019, and as CRO for Deutsche Ölwerke GmbH until 2018. The focus of his work includes restructuring and process optimization along the entire value chain as well as achieving sustainable revenue and earnings growth by focusing on and expanding strategic business areas. Thomas holds degrees in electrical engineering (TU Munich) and business administration (LMU Munich).

Supervisory board changes in connection with the Yorkville Investment

The Yorkville Agreements entered into in connection with the Yorkville Investment contemplate changes in the supervisory board of the Company. The new members of the supervisory board have not yet been selected.

B.	Compensation

Remuneration and Other Benefits to Management Board Members for the Year Ended December 31, 2022

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

Compensation of Management Board Members

For the year ended December 31, 2022, the aggregate compensation accrued or paid to our management board members for services in all capacities was €853,284. The following table sets forth the aggregate compensation and benefits provided to our management board members in the year ended December 31, 2022.

Name	Salary (€)	Bonus (€)	All Other Compensation (€)(1)	Total Compensation (€)
Laurin Hahn	56,000	10,000	404	66,404
Jona Christians	56,000	10,000	-	66,000
Torsten Kiedel	220,000	10,000	450	230,450
Thomas Hausch(2)	249,996	10,000	-	259,996
Markus Volmer	220,000	10,000	434	230,434

(1)	All other compensation includes other monetary benefits and contributions to social security insurance, if any.
(2)	In the context of the termination of the Sion passenger car program, Thomas Hausch resigned as chief operating officer and member of the management board on March 21, 2023 with immediate effect.

Share Ownership of Management Board Members

The following table sets forth the share ownership of our management board members as of November 30, 2023.

Name	Number of Shares	Percentage of Shares Outstanding	Voting Rights
Laurin Hahn(1)	21,375,000(1)	19.67%	32.81%
Jona Christians(2)	19,237,500(2)	17.70%	29.53%
Torsten Kiedel	-	-%	-%
Thomas Hausch(3)	-	-%	-%
Markus Volmer	-	-%	-%

(1)	Of which 1,578,947 shares are high voting shares, which correspond to 21.85% of the voting rights.
(2)	Of which 1,421,053 shares are high voting shares, which correspond to 19.66% of the voting rights.
(3)	In the context of the termination of the Sion passenger car program, Thomas Hausch resigned as chief operating officer and member of the management board on March 21, 2023 with immediate effect.

Option Ownership of Management Board Members

The following table sets forth the option ownership of our management board members as of November 30, 2023.

Name	Number of Options	Exercise Price (in €)
Laurin Hahn	-	-
Jona Christians	-	-
Torsten Kiedel	132,350	0.06 each
Thomas Hausch(1)	134,350	0.06 each
Markus Volmer	-	-

(1) In the context of the termination of the Sion passenger car program, Thomas Hausch resigned as chief operating officer and member of the management board on March 21, 2023 with immediate effect.

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

The Management Contracts provide for the following restrictive covenants: (i) a non-compete during employment and for 18 months and (ii) a perpetual confidentiality covenant. Under the Management Contracts, we are obligated to pay the management board members compensation for the duration of their post-employment non-compete in monthly installments that are equal to half of the total compensation they received prior to their termination. In connection with the changes in the Company’s management board that are contemplated in the Yorkville Agreements, the Company intends to waive the post-contractions non-compete clauses contained in the Management Contracts.

The management board members also hold positions at the Subsidiary. In the context of the termination of the Sion passenger car program, Thomas Hausch resigned as chief operating officer of the Subsidiary and member of the Subsidiary’s management board on March 21, 2023 with immediate effect. In connection with the corporate structure and future business model currently envisioned in the planned Yorkville Investment, including the streamlined initial business focus on the Solar Bus Kit, on September 29, 2023, the Subsidiary terminated its contracts with its remaining managing directors – CEOs Laurin Hahn and Jona Christians, CFO Torsten Kiedel and CTO Markus Volmer. Mr. Hahn, Mr. Christians, Mr. Kiedel and Mr. Volmer will remain in their roles and continue to support the Subsidiary through the end of 2023. In connection with the terminations, the Subsidiary has waived the post-contractions non-competition clauses contained in the employment contracts of each of the managing directors. Mr. Hahn, Mr. Christians, Mr. Kiedel and Mr. Volmer currently remain on the management board of the Company. In connection with the Yorkville Investment, new members of the management board of the Company will be appointed. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—A. Management Board—Management board changes in connection with the Yorkville Investment”.

We entered into service agreements with our supervisory board members, the terms of which provide for, among other things, compensation as determined by the general meeting from time to time.

Remuneration and Other Benefits to Supervisory Board Members for the Year Ended December 31, 2022

Compensation of Supervisory Board Members

Our supervisory board was first established in 2021. The annual compensation packages for services as supervisory board members consist of €50,000 for the chairperson, €40,000 for the vice-chairperson and €25,000 for each regular supervisory board member. In addition, for membership in the audit committee, the chairperson receives an annual compensation of €20,000 and each other member an annual compensation of €10,000. For membership in the compensation committee, the chairperson receives an annual compensation of €12,000 and each other member an annual compensation of €6,000. For membership in the nomination and corporate governance committee, the chairperson receives an annual compensation of €8,000 and each other member an annual compensation of €4,000.

The following table sets forth the aggregate compensation and benefits provided to supervisory board members for their services on the supervisory board in the year ended December 31, 2022 (excluding the restricted stock units (“RSU”) awarded to them, as reflected).

Name	Compensation and benefits (€)
Martina Buchhauser(1)	€67,167
Sebastian Böttger(1)	€47,000
Robert A. Jeffe(1)	€64,750
Johannes Trischler	€29,000

(1) Robert A. Jeffe, Martina Buchhauser and Sebastian Böttger resigned as members of the supervisory board on April 21, 2023, with immediate effect.

Supervisory board member Arnd Schwierholz, who was appointed as member of the supervisory board effective December 21, 2022 and resigned as member of the supervisory board on April 21, 2023 with immediate effect, did not receive any compensation for 2022.

In 2022, we received services from members of the supervisory board (including services from employee representatives on the supervisory board in their capacity as employees of the Subsidiary) in the amount of €207,917.

On September 11, 2023, three new members of the supervisory board were appointed on a provisional basis until their formal appointment at the Company's next annual general meeting. After the appointment the supervisory board is chaired by Sandra Vogt-Sasse, who is supported by Thomas Wiedermann as Vice-Chair. Martin Sabbione also joins the supervisory board as an additional new member. Johannes Trischler, an employee representative,  has been a member of the Company's supervisory board since November 2021.

The per annum compensation and benefits that will be provided to supervisory board members for their services on the supervisory board in 2023 (excluding the RSUs awarded to them, as reflected) are set forth in the table below.

Name	Compensation and benefits (€)
Sandra Vogt-Sasse	€70,000
Thomas Wiedermann	€64,000	(1)
Martin Sabbione	€47,000	(1)
Johannes Trischler	€35,000	(2)

(1) Until November 10, 2023, Thomas Wiedermann’s annual compensation was €56,000 and Martin Sabbione’s was €55,000. The changes in compensation reflect changes in committee composition.

(2) Until September 11, 2023, Johannes Trischler’s annual compensation for his services on the supervisory board (excluding RSUs) was €29,000. The changes in compensation reflect changes in committee composition.

Share Ownership of Supervisory Board Members

In the year ended December 31, 2022, supervisory board members did not own any shares in the Company. Of our current supervisory board members, Martin Sabbione currently owns an insignificant number of shares in the Company.

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

Name	Number of RSUs
Martina Buchhauser(1)	4,696
Robert A. Jeffe(1)	3,757
Sebastian Böttger(1)	3,757
Johannes Trischler(2)	15,028

(1) Robert A. Jeffe, Martina Buchhauser and Sebastian Böttger resigned as members of the supervisory board on April 21, 2023, with immediate effect, and the number of RSUs represent the amount vested up to the resignation date.

(2) The number of RSUs represents the total amount granted for Johannes Trischler.

Supervisory board member Arnd Schwierhold, who was appointed as member of the supervisory board effective December 21, 2022 and resigned as member of the supervisory board on April 21, 2023 with immediate effect, does not hold any RSUs in the Company.

Employee Participation

There is uncertainty over the future of the remuneration based on shares (share-based payment) programs as a result of the Self-Administration Proceedings. The potential change in financing, anticipated delisting of our shares from Nasdaq, as determined by the Panel in its delist decision from December 11, 2023, and potential changes in management or the structure of the Companies may result in share options not being formally granted.

Former Virtual Share Programs

We granted virtual shares to all employees under an employee participation program (the “VESP 2017”), which entitled the beneficiaries to monetary benefits in the form of profit participations or a right to participate in the Subsidiary’s exit proceeds in the case of certain predetermined exit events subject to certain conditions. The value of the virtual shares of the employees were derived from a point system based on the relevant employee’s length of employment.

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

In the event of a good leaver’s (as defined in the LTIP) termination of employment or service, all vested awards must be exercised or settled in accordance with their terms within a period specified by the Committee and all unvested awards shall be canceled automatically without compensation unless otherwise determined by the Committee or set forth in the applicable award documentation. In the event of a bad leaver’s (as defined in the LTIP) termination of employment or service, all vested and unvested awards will be canceled automatically without compensation.

In the event of a change in control of the Company (as defined in the LTIP) outstanding awards that will be substituted or exchanged for equivalent replacement awards, will be canceled. If outstanding rewards are not substituted or exchanged for equivalent replacement awards, the awards shall immediately vest and settle in full, unless otherwise decided by the Committee.

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

Employee Stock Option Plan (ESOP)

In 2022, we intended to implement a new employee stock option program (the “ESOP”) under the LTIP to grant stock options to certain employees of the Company or any direct or indirect subsidiary. Under the ESOP, as part of the 10% authorization under the LTIP, stock options may be granted by no later than December 31, 2024.

Stock options under the ESOP may be granted to our employees, managing directors and other officers, who are not members of our management board or our supervisory board. The exercise price of the stock options, granted to each eligible beneficiary by a separate grant agreement (the “Grant Agreement”) in one or more tranches, shall be €0.06 for each stock option (subject to adjustments in case of certain reorganization measures).

The stock options are not subject to any performance criteria and shall vest in quarterly installments over a one-year vesting period, potentially subject to the condition that a cliff period of eighteen months has expired. In connection with the initial adoption of the ESOP, a grant agreement may set forth for some or all of the stock options granted in 2022, a separate date on which vesting shall start and different cliff and vesting periods, such period not to be less than six months.

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

In the event of a good leaver’s (to be defined in the ESOP) termination of employment or service, all vested awards must be exercised or settled in accordance with their terms within a period specified in the ESOP and all unvested awards shall be canceled automatically without compensation. In the event of a bad leaver’s (to be defined in the ESOP) termination of employment or service, all vested and unvested awards will be canceled automatically without compensation.

There is uncertainty over the future of the ESOP due to the Self-Administration Proceedings and the plan under the German Insolvency Code submitted to the Court in connection with the Subsidiary Self-Administration Proceedings. The potential changes in financing, anticipated delisting of our shares from Nasdaq, as determined by the Panel in its delist decision from December 11, 2023, and potential changes in management or ownership structures of the Companies may result in share options not being formally granted.

C.	Board Practices

Committees

As a consequence of the resignations of four of the five supervisory board members as described under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Supervisory Board” on April 21, 2023, the Company did not have any supervisory board committees until three new candidates for the supervisory board were identified and appointed  on  a provisional basis on September 11, 2023. During that time, the Company also was not in compliance with Nasdaq Listing Rule 5605(c)(2)(A), which requires a listed company to have an audit committee composed of at least three members, who each meet the criteria for independence set forth in Rule 10A-4(b)(1) under the Exchange Act. This deficiency served as an additional ground for delisting according to a letter we received from Nasdaq staff on August 28, 2023. On September 11, 2023, the Company re-established its compensation committee and its nomination and corporate governance committee. On September 22, 2023, the Company re-established its audit committee.  Since the new supervisory board members fulfill the requirements of the Nasdaq Listing Rules relating to audit committee members, we regained compliance with the Nasdaq Listing Rules relating to audit committee requirements upon the re-establishment of the audit committee. Since that time, we also once again have three supervisory board committees as described in the following.

Audit Committee

The audit committee assists the supervisory board in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. Sandra Vogt-Sasse currently serves as chairperson of the  audit committee. Robert A. Jeffe served as chairperson of the committee until April 21, 2023. In addition, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. All audit committee members satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and that Sandra Vogt-Sasse is qualified as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The composition of our audit committee was consistent with the best practice provisions of the DCGC. Until April 21, 2023, the audit committee consisted of Robert A. Jeffe, Sebastian Böttger, Martina Buchhauser and Arnd Schwierholz. The audit committee currently consists of Sandra Vogt-Sasse, Martin Sabbione, and Thomas Wiedermann.

The audit committee is governed by a charter, which is posted and accessible on our investor relations website. As of the date of this Annual Report, the Company is not in compliance with the audit committee charter. According to the charter, the chairperson of the supervisory board may not serve as the chair of the audit committee. Both positions are currently held by Sandra Vogt-Sasse. The decision to have Sandra Vogt-Sasse serve as both the chair of the audit committee and the chair of the supervisory board was taken based on her significant experience in and knowledge about auditing, local GAAP and IFRS, as well as auditing quality controls in accordance with §57a of the German Public Accountant Act (Wirtschaftsprüferordnung - WPO). In combination with Sandra Vogt-Sasse’s acquired capital markets knowledge, especially concerning SEC and Nasdaq requirements, having her chair both the audit committee and the supervisory board seemed a logical step in light of the Company’s situation at the time of the supervisory board appointments. The Company intends to amend its audit committee charter to allow one person to serve as both the chair of the supervisory board and the chair of the audit committee in a future annual general meeting of shareholders of the Company currently, envisioned for the first quarter of 2024.

Compensation Committee

The compensation committee assists the supervisory board in determining compensation for our executive officers and our management board members and supervisory board members. Martin Sabbione currently serves as chairperson of the compensation committee. Sebastian Böttger served as chairperson of the committee until April 21, 2023. The composition of our compensation committee was consistent with the best practice provisions of the DCGC. Until April 21, 2023, the compensation committee consisted of Sebastian Böttger and Robert A. Jeffe. The compensation committee currently consists of Martin Sabbione, Thomas Wiedermann and Johannes Trischler.

The compensation committee is governed by a charter, which is posted and accessible on our investor relations website.

Nomination and Corporate Governance Committee

The nomination and corporate governance committee assists our supervisory board in identifying individuals qualified to become our management board members or supervisory board members consistent with criteria established by us, including in our code of business conduct and ethics. Martina Buchhauser served as chairperson of the committee. Until April 21, 2023, the nomination and corporate governance committee consisted of Martina Buchhauser, Johannes Trischler and Arnd Schwierholz. From September 22, 2023 to November 10, 2023, the nomination and corporate governance committee consisted of Martin Sabbione and Johannes Trischler. The nomination and corporate governance committee currently consists of Thomas Wiedermann and Johannes Trischler.

The nomination and corporate governance committee is governed by a charter, which is posted and accessible on our investor relations website.

D.	Employees

As of December 31, 2022, 409 people were employed at Sono Motors, with engineering and development for the Sion and our proprietary solar technology accounting for over 60% of our workforce. In light of our decision to terminate the Sion program, in February 2023, as of the end of March 2023, we notified 254 employees about the termination of their employment with us. Most of these terminations are expected to become effective by the end of May 2023. Thereafter, in connection with the corporate structure and future business model currently envisioned in the planned Yorkville Investment, including the streamlined initial business focus on the Solar Bus Kit, on September 29, 2023, we terminated the contracts of 40 employees, including the contracts of the four managing directors of the Subsidiary. The following table shows the number of employees, by category, as of December 31, 2020, 2021 and 2022.

	Department
Year	Departments Sion, Solar and Digital	Marketing & Sales	Finance	HR + Organization	Other	Total

December 31, 2020	52	21	9	5	20	107
December 31, 2021	157	23	12	9	30	231
December 31, 2022	310	25	17	15	42	409

E.	Share Ownership

For information regarding the share ownership of directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”. For information as to our equity incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Participation”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of signing of this Annual Report, we have a subscribed capital in the amount of €10,840,026.90, which is divided into 105,667,115 ordinary shares, each with a nominal value of €0.06 and 3,000,000 high voting shares, each with a nominal value of €1.50. Our authorized share capital is €25,200,000, divided into 320,000,000 ordinary shares, each with a nominal value of €0.06, and 4,000,000 high voting shares, each with a nominal value of €1.50. The following table sets forth information, as of November 30, 2023, regarding the beneficial ownership of our ordinary shares and our high voting shares:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares or high voting shares;

●	each management board member and supervisory board member; and

●	all management board members and supervisory board members as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of September 1, 2023, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Sono Group N.V., Waldmeisterstraße 76, 80935 Munich, Germany.

	Ordinary shares		High voting shares
Name of beneficial owner	Number	Percent	Number	Percent	Combined voting power
5% Shareholders

Members of the supervisory board
Martina Buchhauser(1)
Sebastian Böttger(1)
Robert A. Jeffe(1)
Martin Sabbione(2)	*	*			*
Arnd Schwierholz(1)
Johannes Trischler
Sandra Vogt-Sasse(2)
Thomas Wiedermann(2)
Members of the management board
Laurin Hahn(3)	19,796,053	18.22%	1,578,947	52.63%	32.81%
Jona Christians(3)	17,816,447	16.40%	1,421,053	47.37%	29.53%
Torsten Kiedel(4)
Thomas Hausch(5)
Markus Volmer(6)

*Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	On April 21, 2023, Martina Buchhauser, Sebastian Böttger, Robert A. Jeffe and Arnd Schwierholz resigned from their roles as members of the Company’s supervisory board and as members of the supervisory board committees, as applicable, with immediate effect.

(2)	On September 11, 2023, Martin Sabbione, Sandra Vogt-Sasse, and Thomas Wiedermann were appointed as acting members of the Company’s supervisory board on a provisional basis.

(3)	Laurin Hahn and Jona Christians, together with Navina Pernsteiner, gave profit participation rights originally associated with their shares in the Subsidiary and now, after our corporate reorganization, equivalent to 18,399,456, 16,556,510 and 1,839,946 ordinary shares in the Company, respectively, to a “community pool” as further described under “Item 3. Regulatory, Legal and Tax Risks" and "Notes to the Consolidated Financial Statements—4. Significant accounting policies—4.3.1 Sono Points”.

(4)	Torsten Kiedel joined Sono Motors on February 1, 2020 and became a member of our management board immediately prior to the pricing of the IPO.

(5)

Thomas Hausch joined Sono Motors on June 13, 2018 and became a member of our management board immediately prior to the pricing of the IPO. In the context of the termination of the Sion passenger car program, he resigned as member of the management board on March 21, 2023, with immediate effect.

(6)	Markus Volmer joined Sono Motors on February 1, 2021 and became a member of our management board immediately prior to the pricing of the IPO on November 16, 2021.

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

To our knowledge, none of our ordinary shares were held by record shareholders with registered addresses in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B.	Related Party Transactions

The following is a description of related party transactions in excess of $120,000 we have entered into since January 1, 2020, with any members of our management or supervisory board, executive officers, nominees or holders of more than 5% of any class of our voting securities.

Relationships with Members of the Management Board and the Supervisory Board

Our management board members entered into service agreements with us as discussed in more detail within the “Item 6. Directors, Senior Management and Employees—B. Compensation—Remuneration and Other Benefits to Management Board Members for the Year Ended December 31, 2022—Service Agreements” section above.

Relationships with Other Related Parties

Some of the key management personnel participate in the employee participation program. For details on this program, please refer to notes 5.10 Share-based payment and 10.3 Remuneration based on shares (share-based payment) to our consolidated financial statements included in this Annual Report.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” and our audited consolidated financial statements beginning on page F-1.

Legal Proceedings

The Self-Administration Proceedings

Following the decision to change its business model, the Subsidiary continued to face challenges to obtain financing and, after other financing options failed to materialize, the Company’s management ultimately concluded that the Subsidiary was over-indebted and faced impending illiquidity (drohende Zahlungsunfähigkeit), with the Company, in turn, becoming over-indebted and also facing impending illiquidity. As a consequence, management decided to apply for the opening of the Self-Administration Proceedings with respect to the Company and the Subsidiary with the goal of sustainably restructuring the Company and the Subsidiary in order to preserve the Companies’ businesses. Accordingly, on May 15, 2023, the Company applied to the Court to permit the opening of self-administration proceedings (Eigenverwaltung) pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). On the same day, the Subsidiary applied to the Court to permit the opening of self-administration proceedings in the form of a protective shield proceeding (Schutzschirmverfahren) pursuant Section 270 (d) of the German Insolvency Code.

The Self-Administration Proceedings applied for by the Company and the Subsidiary are debtor-in-possession type proceedings under German insolvency law, which are available to businesses in financial distress and typically aim to preserve the business and the entity that are the subject of the proceedings. In these proceedings, management retains control of the operation of the subject company’s business under the supervision of a custodian, who is initially appointed on a preliminary basis (vorläufiger Sachwalter) and is primarily responsible for monitoring the subject company’s compliance with German insolvency law.

On May 17 and May 19, 2023, respectively, the Court admitted the opening of the Preliminary Self-Administration Proceedings with respect to the Company and the Subsidiary. The Court also appointed preliminary custodians for each of the Company and the Subsidiary in their respective Preliminary Self-Administration Proceedings. On September 1, 2023, the Court opened the Subsidiary Self-Administration Proceedings. The Company has retained SGP, and the Subsidiary has retained Dentons, to act as advisors during the Preliminary Self-Administration Proceedings and the Subsidiary Self-Administration Proceedings, respectively.

The business operations of the Company and the Subsidiary are being continued on a provisional basis under the supervision of its preliminary custodian, in the case of the Company in the context of its Preliminary Self-Administration Proceedings, and by the custodian, in the case of the Subsidiary in the context of the Subsidiary Self-Administration Proceedings. Furthermore, the M&A Process was initiated to find one or more potential investors to acquire up to 100% of the shares of either or both of the Companies and/or all or some of the tangible and/or intangible assets of the Subsidiary in one or more potential M&A transactions.

Parallel to the M&A Process, the Company began discussions with Yorkville, the Company’s main creditor apart from the Subsidiary, regarding a new investment. In connection with those discussions, the Company and Yorkville entered into the Yorkville Agreements, pursuant to which Yorkville has committed to provide financing to the Company subject to the satisfaction of certain conditions precedent. The aim of the Yorkville Agreements and the Transactions is the planned restructuring of the Company and the Subsidiary, which is intended to enable the Company to withdraw its application for its Preliminary Self-Administration Proceedings and to enable the Subsidiary to exit the Subsidiary Self-Administration Proceedings via an insolvency plan. The plan sets out how the Subsidiary intends to restructure its debt and procure the inflow of new money, including in connection with the Yorkville Investment, and subsequently exit the Subsidiary Self-Administration Proceedings. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023. The 14-day appeal period started on December 21, 2023. Only one creditor with a claim of €500 declared an appeal during the creditors meeting. No successful appeal actions in regard to the Court’s confirmation are expected by the management.

The Companies expect the Yorkville Investment to position them to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit, through the end of 2024. Under the terms of the Yorkville Agreements, the financing will be provided by Yorkville at the Closing by way of one or more new interest-bearing convertible debenture(s) that will be convertible into ordinary shares of the Company and will mature on July 1, 2025. The Closing is currently expected in late January 2024 and is subject to the satisfaction of certain conditions precedent, including the Company’s filing of this Annual Report on Form 20-F for the year ended December 31, 2022, the Company’s submission of the Interim Report to the SEC, the Subsidiary’s insolvency plan becoming legally binding, and the withdrawal of the Company’s application for its Preliminary Self-Administration Proceedings. On December 22, 2023, Yorkville waived the Company's submission of the Interim Report as a condition precedent to the Closing. Apart from the Subsidiary, Yorkville is the Company’s main creditor under the Existing Convertible Debentures, see “Item 10. Additional Information—C. Material Contracts—Convertible Debentures”. For more information on the Transactions and the Yorkville Investment, see “Item 4. Information on the Company—B. Business Overview—The Planned Yorkville Investment”.

On December 7, 2023, the Subsidiary submitted a plan under the German Insolvency Code to the Court for approval by the Subsidiary’s creditors and for subsequent confirmation by the Court as required under applicable German insolvency law in the context of the Subsidiary Self-Administration Proceedings. The plan under the German Insolvency Code sets out how the Subsidiary intends to restructure its debt and procure the inflow of new money, including in connection with the Yorkville Investment, and subsequently exit the Subsidiary Self-Administration Proceedings.

The Court scheduled a meeting with the creditors, who were divided into different classes, on December 21, 2023 to discuss and vote on the Subsidiary’s plan under the German Insolvency Code. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023. The 14-day appeal period started on December 21, 2023. If the plan under the German Insolvency Code is successfully appealed, the Subsidiary would likely become subject to regular insolvency proceedings which may involve its liquidation. If the Court’s confirmation of the plan remains unaffected by appeals or challenges, the plan under the German Insolvency Code would enter into force and be implemented by the Subsidiary, and the insolvency proceedings would be closed. Only one creditor with a claim of €500 declared an appeal during the creditors meeting. No successful appeal actions in regard to the court decision are expected by the management.

Prior to the court order, the Subsidiary would have to settle all due preferred claims (such as cost of proceedings, claims arising after the opening of the proceedings etc.) and provide security for preferred claims which are disputed / not yet due. If the envisaged restructuring of a company’s business by way of a plan fails, such company will eventually be liquidated in the course of the insolvency proceedings. In this scenario, the creditors will be paid from the liquidation proceeds in accordance with the rank of their respective claims, in accordance with German insolvency law. Equity holders may also receive distributions from the liquidation proceeds, but only after all prior-ranking debt has been settled in full.

The Company believes that, subject to the satisfactions of the conditions precedent under the Yorkville Agreements, a successful conclusion and implementation of the Yorkville Investment would (i) enable it to withdraw its application for Self-Administration Proceedings at the Court and (ii) enable the Subsidiary to exit the Subsidiary Self-Administration Proceedings via its plan under the German Insolvency Code, which was approved by its creditors and confirmed by the Court on December 21, 2023. However, the Companies’ successful emergence from their respective Self-Administration Proceedings remains subject to a number of contingencies and risks, including, among others, (i) whether the Companies are able to successfully fulfill the conditions precedent to the Closing so as to gain access to the funding offered by Yorkville under the Yorkville Investment, (ii) whether the Court’s confirmation of the plan under the German Insolvency Code remains unaffected by any appeals or other challenges that may be raised during the 14-day appeals period that began on December 21, 2023, and (iii) if the Court’s confirmation of the Subsidiary's plan under the German Insolvency Code remains unaffected, whether the plan can be successfully implemented. For more information see “Item 3. Key Information—D. Risk Factors—Risks Related to the Self-Administration Proceedings” and ”Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Self-Administration Proceedings”.

Other Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations.

In July 2023, we received a demand letter from Yorkville claiming that we and our directors and officers made various material misrepresentations and omissions to fraudulently induce Yorkville to enter into a securities purchase agreement and purchase convertible debentures in an aggregate principal amount of $31.1 million. In the Restructuring Agreement, Yorkville agreed, subject to closing of the transactions envisaged in the Restructuring Agreement and certain other conditions, not to pursue claims against our directors and officers. We believe that the claims made in the demand letter are unjustified. We will defend ourselves against the claims made in the demand letter, should Yorkville decide to pursue these claims.

In light of our decision to terminate the Sion program in February 2023, as of the end of March 2023, the employment contracts of 254 of our employees had been terminated. Thereafter, in connection with the corporate structure and future business model envisioned in the Yorkville Investment, including the streamlined initial business focus on the Solar Bus Kit, in September 2023, we terminated the contracts of 40 employees. As of December 1, 2023, 13 employees had initiated legal proceedings against us in connection with their termination due to our changes in business model, 11 of which have already been resolved as of the date of this Annual Report.

In February 2022, a former employee filed a claim in court against us. The former employee asserts that the termination of his employment relationship by us was not justified and seeks re-employment. In May 2022, the former employee expanded the claims to recover certain benefits, which he claims to have a value of €14.2 million. In December 2022, the court decided that the termination was not justified and that we have to continue employing this person. The court rejected the claims to recover certain benefits. In February 2023, the employee filed an appeal against this part of the court’s decision. In August 2023, we settled the claim with the former employee for €70,000.

In the first half of 2021, we decided to change our designated battery supplier. The former supplier has indicated that it believes it is entitled to compensation under its contract with us. In initial discussions, the former supplier proposed an agreement with compensation in the amount of €2 million. In February 2022, the former supplier increased its request to €15 million. In June 2022, the former supplier filed an action for declaratory judgment (Feststellungsklage) with the Regional Court Stuttgart, Germany, in which the former supplier claimed that its damages were at least €23.4 million. On March 7, 2023, the former supplier declared the matter terminated in a written pleading.

As of the end of March 2023, the employment contracts of 254 of our employees had been terminated. The statutory period for taking legal action against most of these terminations has now expired. To date, we are aware of 13 lawsuits against the termination of employment contracts, 11 of which have been settled as of the date of this Annual Report.

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

Our current dividend policy is to retain all available funds and any future earnings to fund the further development and expansion of our business. If we were to revise this policy relating to a payment of future dividends, such revised policy would, subject to the restrictions described above, depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our management board and supervisory board.

B.	Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no undisclosed significant change since the date of the annual financial statements.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our shares have been listed on The Nasdaq Global Market since November 17, 2021 under the symbol “SEV.” On July 21, 2023, trading of our shares on Nasdaq was suspended. On December 11, 2023, we received a decision of the Panel advising us that the Panel has determined to delist the Company’s ordinary shares from Nasdaq. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company’s Status—Following the anticipated delisting of our shares from Nasdaq, as determined by the Panel in its delist decision from December 11, 2023, we may not be able to meet the initial listing requirements for admission of our shares to trading on a stock exchange in the future and pay for the costs associated with an initial listing and therefore may not be able to have our shares admitted to trading on a stock exchange in the future.”.

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

Valmet Term Sheet

On April 5, 2022, we entered into a binding term sheet (the “Term Sheet”) with Valmet Automotive , a Finnish contract manufacturer, which specified all substantial parameters regarding the collaboration and the production of the Sion. Under the Term Sheet, both parties had the option to terminate the Term Sheet at their discretion without liability, subject to certain material breach exceptions. Upon termination, each party’s continuing obligations under the Term Sheet expire, except for any obligations which by their nature survive the term of the Term Sheet, e.g., confidentiality obligations. In connection with our decision in February 2023 to shift to a solar-only business model, the Term Sheet was terminated.

Equity Line of Credit

On June 13, 2022, we entered into a purchase agreement and a registration rights agreement with Joh. Berenberg, Gossler & Co. KG (the “ELOC Investor”) in relation to an equity line of credit (the “ELOC”). Pursuant to the purchase agreement, we had the right to sell to the ELOC Investor up to $150 million of our ordinary shares, subject to certain limitations and conditions set forth in the purchase agreement, from time to time until June 30, 2024. Sales of ordinary shares to the ELOC Investor pursuant to the purchase agreement, and the timing of any such sales, were solely at our option, and we were under no obligation to sell any securities to the ELOC Investor under the purchase agreement. Under the terms of the securities purchase agreement relating to the Existing Convertible Debentures described below, we are only permitted to have either the ELOC or an at market issuance sales agreement in place at any given time. In view of our entry into the at market issuance sales agreement described below on December 7, 2022, we terminated the ELOC. Through termination of the ELOC, we sold 8,748,433 ordinary shares to the ELOC Investor for total gross proceeds of $17.5 million (€17.3 million).

Existing Convertible Debentures

On December 7, 2022, we entered into a securities purchase agreement with Yorkville, under which we agreed to sell and issue to Yorkville the Existing Convertible Debentures in an aggregate principal amount of up to $31.1 million, which are convertible into our ordinary shares, subject to certain conditions and limitations set forth in the securities purchase agreement. A first convertible debenture in a principal amount of $11.1 million was issued on December 7, 2022 upon signing of the securities purchase agreement, a second convertible debenture in a principal amount of $10.0 million was issued upon filing with the SEC of our registration statement on Form F-3 (the “Form F-3”) registering, among others, the resale of ordinary shares resulting from the conversion of the Existing Convertible Debentures, referred to as conversion shares, and a third convertible debenture in a principal amount of $10.0 million was issued to Yorkville on the effective date of the Form F-3. YA II PN, Ltd., a Cayman Islands exempt limited partnership, is a fund managed by Yorkville Advisors Global, LP, headquartered in Mountainside, New Jersey.

The Existing Convertible Debentures bear interest at an annual rate of 4.0%, payable at maturity, which will increase to an annual rate of 12.0% (i) for so long as the daily volume weighted average price of the ordinary shares is less than $0.15 for five trading days during a period of seven consecutive trading days (a “Triggering Event”) or (ii) upon the occurrence and during the continuance of an event of default. In connection with the Yorkville Investment, the Company and Yorkville Advisors entered into the Prolongation Agreement to postpone the repayment date of the Existing Convertible Debentures from December 7, 2023 to July 1, 2025, with the possibility of further extensions at Yorkville’s discretion.

The Existing Convertible Debentures provide a conversion right, according to which Yorkville may, at any time after the issuance date, subject to certain limitations, convert any portion of the outstanding and unpaid principal amount of the convertible debenture, together with any accrued but unpaid interest, into our ordinary shares at the lower of (i) $1.75 per ordinary share (the “Fixed Conversion Price”) or (ii) 96.5% of the lowest daily volume weighted average price of the ordinary shares during the seven consecutive trading days immediately preceding the date of conversion (the “Variable Conversion Price”), but not lower than a floor price of $0.15 per share, subject to adjustment in accordance with the terms of the Existing Convertible Debentures, provided that, under no circumstances, the conversion price per ordinary share shall be less than the nominal value of one ordinary share (translated into United States Dollars) on the applicable share delivery date.

Yorkville has agreed that (i) it will use commercially reasonable efforts to convert at least $2.5 million of principal amount of Existing Convertible Debentures per calendar month, subject to certain exceptions set forth in the convertible debentures, and (ii) it will not convert more than an aggregate of the greater of (y) 20% of monthly dollar trading value of the ordinary shares as reported on Bloomberg during regular trading hours during the applicable calendar month or (z) $5.0 million of principal amount of the Existing Convertible Debentures per calendar month utilizing the Variable Conversion Price, subject to certain exceptions set forth in the securities purchase agreement. The Existing Convertible Debentures may not be converted into ordinary shares to the extent such conversion would result in Yorkville and its affiliates having beneficial ownership of more than 4.99% of our then outstanding ordinary shares; provided that this limitation may be waived by Yorkville upon not less than 65 days’ prior notice to us.

If, at any time after the issue date of the Existing Convertible Debentures, and from time to time thereafter, a Triggering Event occurs, then we shall make monthly payments beginning on the 20th calendar day after the date on which the Triggering Event occurs (the “Triggering Date”) and continuing on the same day of each successive calendar month. Each monthly payment shall be an amount equal to the sum of (i) the Triggered Principal Amount (as defined below), plus (ii) a redemption premium equal to 6.0% of such Triggered Principal Amount, plus (iii) accrued and unpaid interest on the outstanding Existing Convertible Debentures. Notwithstanding the foregoing, subject to certain conditions set forth in the Existing Convertible Debentures, our obligation to make monthly prepayments may cease. “Triggered Principal Amount” means the quotient of (i) the aggregate principal amounts outstanding on the Existing Convertible Debentures divided by (ii) the number of whole calendar months remaining between the Triggering Date and the maturity date.

The Existing Convertible Debentures provide us, subject to certain conditions, the right, at our option, to redeem early a portion or all amounts outstanding under the Existing Convertible Debentures; provided that (i) the trading price of the ordinary shares is less than the Fixed Conversion Price and (ii) we provide the holder of the Existing Convertible Debentures with at least three (3) business days’ prior written notice. Each redemption payment will be the principal amount of the Existing Convertible Debentures to be redeemed, plus a redemption premium equal to 4.0% of the principal amount being redeemed, plus accrued and unpaid interest on the outstanding Existing Convertible Debentures. Yorkville shall have five (5) business days after receipt of a redemption notice to elect to convert all or any portion of the Existing Convertible Debentures.

The Existing Convertible Debentures include customary covenants and set forth certain events of default after which the Existing Convertible Debentures may be declared immediately due and payable and set forth certain types of bankruptcy or insolvency events of default involving us after which the Existing Convertible Debentures become automatically due and payable.

In connection with the securities purchase agreement, also on December 7, 2022, we entered into a registration rights agreement with Yorkville pursuant to which we agreed to prepare and file with the SEC the Form F-3 covering the resale by Yorkville of the conversion shares. We are currently not eligible to use our Form F-3.

The securities purchase agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the securities purchase agreement were made only for purposes of the securities purchase agreement and as of specific dates, were solely for the benefit of the parties to such agreement and are subject to certain important limitations.

As of the date hereof, an aggregate principal amount of $20.0 million remained outstanding under the Existing Convertible Debentures and Yorkville had converted $11.1 million principal amount plus respective interest of $145 thousand into 14,901,768 ordinary shares of the Company.

At market issuance sales agreement

On December 7, 2022, we entered into an at market issuance sales agreement, referred to as the “ATM Sales Agreement”, with B. Riley Securities, Inc., Berenberg Capital Markets LLC and Cantor Fitzgerald & Co., referred to as the “Agents”. In accordance with the terms of the ATM Sales Agreement, under the Form F-3 we may offer and sell, from time to time, ordinary shares, through or to the agents, acting as agent or principal having an aggregate offering price of up to $135,000,000. Sales of ordinary shares, if any, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act.

Under the ATM Sales Agreement, the Agents are not required to sell any specific amount but will act as our sales agents using commercially reasonable efforts consistent with each of their normal trading and sales practices, on mutually agreed terms between the Agents and us. Each time we wish to issue and sell ordinary shares under the ATM Sales Agreement, we will notify an Agent of the number of shares to be issued, the dates on which such sales are anticipated to be made and any minimum price below which sales may not be made. Once we have so instructed such Agent, unless such Agent declines to accept the terms of such notice, such Agent has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such shares up to the amount specified on such terms. The obligations of the Agents under the Sales Agreement to sell our ordinary shares are subject to a number of conditions that we must meet.

Under the terms of the securities purchase agreement relating to the Existing Convertible Debentures described above, we had undertaken to limit sales under the ATM Sales Agreement to not more than 2% of the daily trading volume of our ordinary shares on Nasdaq (the “Two Percent Cap”) for so long as any amounts are outstanding under the Existing Convertible Debentures. The Two Percent Cap shall be increased on a trading day (i) to 10% if the trading volume on that trading day is between $5.0 million and $10 million and (ii) to 15% if the trading volume on that trading day is greater than $10 million.

We have agreed to pay the Agents a commission at a rate of 3.0% of the aggregate gross proceeds we receive from each sale of our ordinary shares. We have agreed to provide indemnification and contribution to the Agents with respect to certain civil liabilities, including liabilities under the Securities Act. We, B. Riley, Berenberg and Cantor may each terminate the ATM Sales Agreement at any time upon five days’ prior notice.

As of the date hereof, no sales have been made pursuant to the ATM Sales Agreement. We are currently not eligible to use our Form F-3.

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

Material Dutch Tax Considerations

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

For the purposes of this discussion, it is assumed that we are a tax resident of Germany under German national tax laws since we intended to have, from our incorporation and on a continuous basis, our place of effective management in Germany.

Except as otherwise indicated, this summary is based on and only addresses the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, including for the avoidance of doubt, the tax rates on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where the summary refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect such changes.

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

●

holder of ordinary shares which is or who is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the ordinary shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting). Generally, a holder of ordinary shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in our nominal paid-up share capital;

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

However, as long as we continue to have our place of effective management solely in Germany, and not in the Netherlands, under the double tax treaty between Germany and the Netherlands, we will be considered to be exclusively tax resident in Germany and we will not be required to withhold Dutch dividend withholding tax. This exemption from withholding does not apply to dividends distributed by us to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or to holders of ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such non-resident holder, in which case the following paragraph applies. See also “Item 3. Key Information—D. Risk Factors—Regulatory, Legal and Tax Risks—If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands”.

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

Dividend Stripping

Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner (uiteindelijk gerechtigde) of the dividend as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. As from 1 January 2024, more stringent rules apply to the setoff, exemption from, and reduction or refund of Dutch dividend withholding tax to address situations where a claim for setoff, exemption, reduction or refund may align with the letter of Dutch tax law or a double taxation convention but goes against the underlying intention or spirit of the dividend stripping rules, as perceived by the legislator. In addition, the burden of proof in cases related to dividend stripping and beneficial owner status has in certain circumstances been shifted from the tax inspector to the person making a claim for a setoff, reduction or refund of or exemption from Dutch dividend withholding tax. Furthermore, for shares traded on a regulated market, including the Ordinary Shares, it has been codified that the record date is used when determining the person who is entitled to the dividend.

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

●

is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a "Listed Jurisdiction"); or

●	has a permanent establishment located in a Listed Jurisdiction to which the ordinary shares are attributable; or

●

holds the ordinary shares for the main purpose or one of the main purposes to avoid taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or

●

is not considered to be the beneficial owner of the ordinary shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the ordinary shares (a hybrid mismatch); or

●	is not resident in any jurisdiction (also a hybrid mismatch); or

●

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

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2024: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2024: 25.8%).

Taxes on Income and Capital Gains

Dutch Resident Entities

Generally speaking, if the holder of ordinary shares is a Dutch Resident Entity, any income derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2024).

Dutch Resident Individuals

If the holder of ordinary shares is a Dutch Resident Individual, any income derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is subject to Dutch income tax at the progressive rates (with a maximum of 49.50% in 2024), if:

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

Taxation of savings and investments

If the above-mentioned conditions (1) and (2) do not apply to the Dutch Resident Individual, the ordinary shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the ordinary shares are as such not subject to Dutch income tax.

The Dutch Resident Individual's assets and liabilities taxed under this regime, including the ordinary shares, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the ordinary shares, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (b) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2024).

The deemed return applicable to other investments, including the ordinary shares is set at 6.04% for the calendar year 2024. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of ordinary shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

The current Dutch income tax regime for savings and investments was implemented in Dutch tax law following the decision of the Dutch Supreme Court (Hoge Raad) of December 24, 2021 (ECLI:NL:2021:1963) (the “Decision”). In the Decision, the Dutch Supreme Court ruled that the (old) system of taxation for savings and investments based on a deemed return may under specific circumstances contravene with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “EC-Human Rights”). A new court procedure is pending before the Dutch Supreme Court questioning whether the current tax system for savings and investments is in line with the Decision. On September 18, 2023 (ECLI:NL:PHR:2023:655) the Attorney General Wattel concluded that the new tax system is not in line with the Decision, except for the taxation of bank savings, as the system is, in short, still based on a deemed return rather than actual returns, and as a result, the regime contravenes with the EC-Human Rights. The decision of the Dutch Supreme Court is expected mid-2024. In addition, on September 8, 2023, the former cabinet published a law proposal for a new tax system for savings and investments on the basis of actual returns according to an asset accumulation system, the 'Actual Return Box 3 Act' (Wet werkelijk rendement box 3). The proposed system is expected to come into effect on January 1, 2027 at the earliest. However, it is up to the new cabinet to submit a final law proposal to the Dutch parliament.

Holders of ordinary shares are advised to consult their own tax advisor to ensure that the tax in respect of the ordinary shares is levied in accordance with the applicable Dutch tax rules at the relevant time.

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

Dividends Tax

Withholding Tax on Dividends

Dividends distributed from a company to its shareholders are subject to withholding tax, subject to certain exemptions (for example, repayments of capital from the tax equity account (steuerliches Einlagekonto), as described in the following. The withholding tax rate is 25% plus 5.5% solidarity surcharge (Solidaritätszuschlag) thereon (in total 26.375%) and, if applicable, church tax (Kirchensteuer) of the gross dividend approved by the ordinary shareholders’ meeting. Withholding tax is to be withheld and passed on for the account of the shareholders by a domestic branch of a domestic or foreign credit or financial services institution (Kredit- und Finanzdienstleistungsinstitut) or a domestic securities institution (inländisches Wertpapierinstitut) which keeps and administers the shares and disburses or credits the dividends or disburses the dividends to a foreign agent, or by the securities custodian bank (Wertpapiersammelbank) to which the shares were entrusted for collective custody if the dividends are distributed to a foreign agent by such securities custodian bank (which is referred to as the “Dividend Paying Agent”). In case the shares are not held in collective deposit with a Dividend Paying Agent, the company is responsible for withholding and remitting the tax to the competent tax office.

Such withholding tax is levied and withheld irrespective of whether and to what extent the dividend distribution is taxable at the level of the shareholder and whether the shareholder is a person residing in Germany or in a foreign country.

In the case of dividends distributed to a parent company within the meaning of Art. 3 of the amended EU Directive 2011/96/EU of the Council of November 30, 2011 (the “EU Parent Subsidiary Directive”) domiciled in another member state of the EU, an exemption from withholding tax will be granted upon request if further prerequisites are satisfied (Freistellung im Steuerabzugsverfahren). This also applies to dividends distributed to a permanent establishment located in another member state of the EU of such a parent company or of a parent company tax resident in Germany if the participation in the company is attributable to this permanent establishment. The key prerequisite for the application of the EU Parent Subsidiary Directive is that the shareholder has held a direct participation in the share capital of the company of at least 10% for at least twelve months. If such a twelve month period is only completed after the receipt of the dividends, an exemption is not possible based on the EU Parent Subsidiary Directive. Rather, only a refund of withholding tax might be possible, subject to further prerequisites.

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

The exemption from withholding tax in accordance with the EU Parent Subsidiary Directive or a double tax treaty and the aforementioned options for a refund of the withholding tax (with or without protection under a double taxation treaty) depend on whether certain additional prerequisites (in particular so-called substance requirements) are fulfilled. The applicable withholding ˚tax relief will only be granted if the preconditions of the German anti avoidance rules (so called Directive Override or Treaty Override), in particular Section 50d, paragraph 3, German Income Tax Act (Einkommensteuergesetz) upon receipt of the dividends are fulfilled. In addition, e. g. Article 28 of the Convention between the Federal Republic of Germany and the United States of ˚America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to certain other Taxes of August 29, 1989 in the amended version of June 4, 2008 (Bundesgesetzblatt II 2008, p. 611) provides for further prerequisites that need to be fulfilled in the case of a shareholder who is resident of the United States. Other treaties might provide for additional requirements.

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

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s Shares as Private Assets

For individual shareholders (individuals) resident in Germany holding the Company’s shares as private assets, dividends are subject to a flat tax rate which is satisfied by the withholding tax actually withheld (Abgeltungsteuer). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon (in total 26.375%) and church tax (Kirchensteuer) in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). Except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €1,000 (for individual filers) or up to €2,000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.

The income tax owed for the dividend income is satisfied by the withholding tax withheld by the Dividend Paying Agent. However, if the flat tax results in a higher tax burden as opposed to the private shareholder’s individual tax rate (Günstigerprüfung), the private shareholder can opt for taxation at his individual personal income tax rate. In that case, the final withholding tax will be credited against the income tax. However, pursuant to the German tax authorities and a court ruling, private shareholders are nevertheless not entitled to deduct expenses incurred in connection with the capital investment from their income. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly, and married couples as well as partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.

Exceptions from the flat tax rate (satisfied by withholding at source) (Abgeltungsteuer) may apply - that is, only upon application - for shareholders who have a shareholding of at least 25% in the company and for shareholders who have a shareholding of at least 1% in the company and work for a company in a professional capacity through which the shareholder can exert significant entrepreneurial influence on the Company’s economic activity. In such a case, the same rules apply as for sole proprietors holding the shares as business assets. See “—Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s Shares as Business Assets—Sole Proprietors”.

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

For trade tax purposes the entire dividend income is subject to trade tax (i.e., the tax-exempt dividends must be added back when determining the trade taxable income), unless the corporation shareholder holds at least 15% of the company’s registered share capital at the beginning of the relevant tax assessment period (Erhebungszeitraum). In case of an indirect participation via a partnership please refer to the section “—Partnerships” below.

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

If the partner is a corporation, the dividend income will be subject to corporate income tax plus solidarity surcharge. See “—Corporations”.

If the partner is an individual, the dividend income will be subject to the partial income rule. See “—Sole Proprietors”.

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

In case of a corporation being a partner, special regulations apply with respect to trading portfolio assets of credit institutions, securities institutions, financial service institutions or financial enterprises within the meaning of the German Banking Act (Kreditwesengesetz) or life insurance companies, health insurance companies or pension funds. See “—Corporations”.

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

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding Shares as Private Assets

For individual shareholders (individuals) resident in Germany holding shares as private assets, capital gains realized on the disposal of shares are subject to final withholding tax. Accordingly, capital gains will be taxed at a flat tax rate of 25% plus a 5.5% solidarity surcharge thereon (in total 26.375%) and church tax, in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Central Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the shares and the expenses directly related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €1,000 (for individual filers) or up to €2,000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.

In case the flat tax results in a higher tax burden as opposed to the private shareholder’s individual tax rate, the private shareholder can opt for taxation at his or her individual personal income tax rate (Günstigerprüfung). In that case, the withholding tax (including solidarity surcharge) withheld will be credited against the income tax. However, pursuant to the German tax authorities and case law the private shareholders are nevertheless not entitled to deduct expenses incurred in connection with the capital investment from their income. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly, and married couples as well as for partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.

Capital losses arising from the sale of the shares can only be offset against other capital gains resulting from the disposition of the shares or shares in other stock corporations during the same calendar year. Offsetting of overall losses with other income (such as business or rental income) and other capital income is not possible. Such losses are to be carried forward and to be offset against positive capital gains deriving from the sale of shares in stock corporations in future years. In case of a derecognition or transfer of worthless shares (or other capital assets), the utilization of such loss is further restricted and can only be offset up to the amount of €20,000 per calendar year.

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

Special regulations apply if the shares are held as trading portfolio assets by a credit institution, a securities institution, a financial service institution or a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz) as well as by a life insurance company, a health insurance company or a pension fund. See “—Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s Shares as Business Assets—Corporations”.

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

If the partner is a corporation, the capital gains will be subject to corporate income tax plus a solidarity surcharge at the level of the partner. See “—Corporations”. Trade tax will be levied at the level of the partnership. With respect to both corporate income and trade tax, the 95% exemption rule as described above applies.

If the partner is an individual, the capital gains are subject to the partial income rule. See “—Sole Proprietors”.

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

Inheritance and Gift Tax

The transfer of the shares in the Company to another person by way of succession or donation is subject to German inheritance and gift tax (Erbschaft- und Schenkungsteuer) if:

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

Abolishment of Solidarity Surcharge

The solidarity surcharge (Solidaritätszuschlag) has been partially abolished as of the assessment period 2021 for certain individuals. The solidarity surcharge shall, however, continue to apply for capital investment in general and, thus, on final withholding taxes levied. If, however, the withholding tax is not final or not levied at all, as the respective shares are held as business assets, solidarity surcharge may not be levied or levied at a reduced amount, depending on the circumstances of the individual. In addition, the solidarity surcharge continues to apply to corporations.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the United States of America and Germany (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

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

Dividends

The gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and other requirements are met. Dividends we pay with respect to the ordinary shares generally will be qualified dividend income provided that, in the year that you receive the dividend, either we are eligible for the benefits of the Treaty or the ordinary shares are readily tradable on an established securities market in the United States. Our ordinary shares are not currently readily tradable on an established securities market in the United States and we cannot predict whether we will qualify for the benefits of the Treaty in any taxable year in which we distribute a dividend. It is therefore possible that any dividends that we may distribute in the future on the ordinary shares will not be treated as qualified dividend income that is subject to tax at preferential tax rates.

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

Subject to certain limitations, the German tax withheld in accordance with the Treaty and paid over to Germany will be creditable or deductible against your United States federal income tax liability. However, under Treasury regulations, it is possible that such withholding taxes will not be creditable unless you are eligible to claim the benefits of the Treaty and elect to apply the Treaty.  Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability. See “—Material German Tax Considerations—Dividends Tax—Withholding Tax on Dividends,” above, for the procedures for obtaining a tax refund.

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

Sale or Disposition of Ordinary Shares

If you sell or otherwise dispose of your ordinary shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount that you realize and your tax basis in your ordinary shares. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

Based on the composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC in our taxable year ended December 31, 2022. However, this conclusion is a factual determination that is made annually and thus may be subject to change. Our position that we were not a PFIC in the 2022 taxable year was in part based on the market value of our goodwill. As the value of our ordinary shares, and thus the market value of our goodwill, has declined in 2023, it is possible that we could be a PFIC in our 2023 taxable year or in a future taxable year.

In general we will be a PFIC in a taxable year if:

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

If we are treated as a PFIC, and you did not make a mark-to-market election, as described below, you will generally be subject to special rules with respect to:

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

If you own ordinary shares during any year that we are a PFIC with respect to you, you may be required to file U.S. Internal Revenue Service Form 8621.

Shareholder Reporting

A U.S. holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to contact their tax advisors regarding the application of these filing requirements to their ownership of the ordinary shares.

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

You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.see

We also make available on our investor relations website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://ir.sonomotors.com/. The information contained on our website is not incorporated by reference in this Annual Report and our website address is included in this Annual Report as an inactive textual reference only.

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

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see “Note 8.1 Type and management of financial risks” to the consolidated financial statements included in this Annual Report. For a discussion of the risks associated with our difficult liquidity situation due to need for substantial external financing, including the material risk that we may be unable to continue as a going concern and prevent insolvency, see “Note 8.1.3 Liquidity risk” and “Note 4.12.1 Going concern” to the consolidated financial statements included in this Annual Report and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We are an early-stage company with a history of significant losses that recently adapted its business model and expects continuing losses for the foreseeable future, which means that our ability to prevent insolvency and continue as a going concern and, if we are successful in doing so, to accomplish any of our business plans depends on our ability to imminently raise significant external financing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Management has concluded that there is substantial doubt about our ability to continue as a going concern in our financial reporting for past periods and if we are unable to successfully emerge from the pending Self-Administration Proceedings there is a material risk that we may be liquidated”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Not applicable.

Part II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On May 15, 2023, with the filing of the preliminary insolvency, we defaulted under the Existing Convertible Debentures.

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

In the period from November 16, 2021, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2022, we applied all the proceeds received from our initial public offering to finance our operations as described in our final prospectus filed with the SEC on November 18, 2021.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, including our CEOs and our CFO, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Based on that evaluation, our CEOs and CFO concluded that, as a result of the material weaknesses in our internal control over financial reporting as described below, as of December 31, 2022, our disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was being recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information was being communicated to our management, including our CEOs and CFO, as appropriate, to allow for timely decisions regarding the required disclosures under the Exchange Act. Notwithstanding the identified material weaknesses, the CEOs and CFO have concluded that the consolidated financial statements in this Annual Report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

B.	Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS was issued by the IASB. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management assessed the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As disclosed in our annual report on Form 20-F for the year ended December 31, 2021, in connection with the audits of our consolidated financial statements for the years ended December 31, 2019, 2020 and 2021, we identified multiple material weaknesses in our internal control over financial reporting, which were, with respect to the material weaknesses identified in connection with the audits of our consolidated financial statements for the years ended December 31, 2019 and 2020, previously reported in our Registration Statement on Form F-1 (No. 333-260432) filed on November 8, 2021. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that were identified relate to (i) a lack of consistent and proper application of processes and procedures; (ii) the design and operating effectiveness of information technology general controls for information systems that are significant to the preparation of our consolidated financial statements; (iii) a lack of review and supervision; (iv) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience; and (v) clearly defined control processes, roles and segregation of duties within our finance and accounting functions.

We have taken measures and plan to continue to take measures to remedy such material weaknesses. These remedial measures include centralizing and increasing controls around access control, hiring additional employees with experience in public company accounting, taking steps to improve our controls and procedures including incorporating automated and software-based accounting tools, engaging third parties to support our internal resources related to accounting and internal controls, implementing additional internal training for our accounting and finance teams and investing in our finance IT systems. However, as of December 31, 2022, we are still in the process of remediating the  previously identified material weaknesses. Recent changes to our business model, such as discontinuation of the Sion passenger car program and the current Self-Administration Proceedings, will necessitate a further review of the applicability of current processes and associated risks and controls.

Based upon the above evaluation, management, including our CEOs and CFO, concluded that our internal control over financial reporting was not effective as of December 31, 2022, due to the presence of multiple material weaknesses as described above.  Notwithstanding these material weaknesses, our management, based on the substantial work performed, concluded that our consolidated financial statements for the periods covered by and included in this Annual Report are fairly stated in all material respects in accordance with IFRS.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm. Our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

D.	Changes in Internal Control over Financial Reporting

Except as described above, there were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of business conduct and ethics, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our management board members, supervisory board members and employees. Upon the closing of our IPO, the full text of the code of conduct was made available on our website at https://ir.sonomotors.com/. The information and other content appearing on our website are not part of this Annual Report.

In addition, we have rolled-out a compliance management policy which describes the compliance management system implemented at the Subsidiary, which is designed to ensure compliance with all legal requirements, while at the same time imposing high ethical standards that are mandatory for both management and each employee. The overall responsibility for the compliance management system lies with the compliance circle, which includes members of our management board and which reports regularly to the audit committee. In the performance of its compliance responsibilities, the management board has delegated the corresponding tasks to various functions at the Subsidiary.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements have been prepared in accordance with IFRS as issued by the IASB and are audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (“PwC”), acting as our independent registered public accounting firm registered with the Public Company Accounting Oversight Board in the United States.

PwC has served as our independent registered public accounting firm for each of the three years ended December 31, 2020, 2021 and 2022, for which audited financial statements appear in this Annual Report.

Audit Fees

PwC billed us approximately €4.0 million and €2.5 million for audit services for fiscal year 2022 and 2021, respectively, including fees associated with the annual audit, consultations on various accounting issues, performance of local statutory audits and comfort letters and review of offering documents filed with the SEC.

Audit-Related Fees

None.

Tax Fees

None.

All Other Fees

PwC billed us zero for services other than those categorized in “—Audit Fees”, as described above for fiscal 2022 and 2021, respectively.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2022, our Audit Committee approved all of the services provided by PwC.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18. Financial Statements.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.

ITEM 19.	EXHIBITS.

Exhibits	Description
1.1*	Articles of Association of Sono Group N.V. (translated into English)
1.2

Form of internal rules of the Management Board of Sono Group N.V. (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed with the SEC on November 8, 2021

1.3

Form of internal rules of the Supervisory Board of Sono Group N.V. (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed with the SEC on November 8, 2021

2.1	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed with the SEC on November 8, 2021
2.2*	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
4.1

Form of Long-Term Incentive Plan of Sono Group N.V. (incorporated herein by reference to Exhibit 10.1 of the Company's Registration Statement on Form F-1 (File No. 333-260432) filed on with the SEC October 22, 2021)

4.2	Conversion Stock Option Program 2020 (incorporated herein by reference to Exhibit 10.2 of the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed with the SEC on October 22, 2021)
4.3

Form of Indemnification Agreement between Sono Group N.V. and members of the management board (incorporated herein by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed with the SEC on October 22, 2021)

4.4

Form of Indemnification Agreement between Sono Group N.V. and members of the supervisory board (incorporated herein by reference to Exhibit 10.4 of the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed with the SEC on October 22, 2021)

4.5

Registration Rights Agreement by and between Sono Group N.V. and YA II PN, Ltd., dated December 7, 2022 (incorporated herein by reference to Exhibit 4.1 of the Company’s Registration Statement on Form F-3 (File No. 333-268709 filed with the SEC on December 8, 2022)

4.6

Securities Purchase Agreement by and between Sono Group N.V. and YA II PN, Ltd., dated December 7, 2022 (incorporated herein by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-3 (File No. 333-268709) filed with the SEC on December 8, 2022)

4.7

Form of Convertible Debenture issued to YA II PN, Ltd. (incorporated herein by reference to Exhibit 10.2 of the Company’s Registration Statement on Form F-3 (File No. 333-268709) filed with the SEC on December 8, 2022)

4.8*	Restructuring Agreement between Sono Group N.V. and YA II PN, Ltd, dated 17 November 2023 and effective as of 20 November 2023

4.9*	Continuation Agreement between Sono Group N.V. and Sono Motors GmbH, dated November 20, 2023
4.10*	Funding Commitment Letter issued by YA II PN, Ltd. and agreed to and acknowledged by Sono Group N.V., dated November 17, 2023 and effective as of November 20, 2023
4.11*

Shareholders Commitment Letter issued by Laurin Hahn and Jona Christians and agreed to and acknowledged by Sono Group N.V. and Sono Motors GmbH, dated November 17, 2023 and effective as of November 20, 2023

4.12*	Settlement Agreement between Sono Group N.V. and Sono Motors GmbH
4.13*	Back-to-Back Letter of Comfort between Sono Group N.V. and Sono Motors GmbH
4.14*	Prolongation Agreement between YA II PN, Ltd. and Sono Group N.V. , dated November 17, 2023 and effective as of November 20, 2023
8.1	List of Significant Subsidiaries (incorporated herein by reference to Exhibit 21.1 of the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed on October 22, 2021)
12.1*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft
97	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Schema Documents
101.CAL	Inline XBRL Calculation Linkbase Document
101.LAB	Inline XBRL Label Linkbase Document
101.PRE	Inline XBRL Presentation Linkbase Document
101.DEF	Inline XBRL Definition Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith

†	Certain information has been omitted in accordance with Instruction 4 to Item 19 of Form 20-F.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONO GROUP N.V.

By:	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

By:	/s/ Torsten Kiedel
	Name:	Torsten Kiedel
	Title:	Chief Financial Officer and Member of the Management Board

Date: December 22, 2023

SONO GROUP N.V.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2022, AND 2021 AND FOR EACH OF THE

THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2022

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of Sono Group N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sono Group N.V. and its subsidiary (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4.12.1 to the consolidated financial statements, the Company (i) incurred recurring losses and cash outflows from operations, (ii) has an accumulated deficit and negative equity, (iii) initiated insolvency proceedings for itself and its sole subsidiary, Sono Motors GmbH, with the insolvency court of the local court of Munich, Germany on May 15, 2023 and has yet to emerge from the insolvency proceedings and (iv) is dependent on the closing of certain investment related agreements and the related cash inflows as well as additional financing to run the restructured business. These events and conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4.12.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

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

Munich, Germany

December 22, 2023

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/Alexander Fiedler	/s/Sylvia Eichler
Wirtschaftsprüfer	Wirtschaftsprüferin
(German Public Auditor)	(German Public Auditor)

We have served as the Company's auditor since 2020.

Consolidated Financial Statements
as of
December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022

In accordance with

International Financial Reporting Standards

(IFRS), as issued by the IASB

Sono Group N.V.

Consolidated Statements of Income (loss) and
Statements of Comprehensive Income (loss)

	Note	2022	2021	2020
		kEUR	kEUR	kEUR

Revenue	6.1	229	16	-
Cost of goods sold	6.1	(392)	(58)	-
Gross loss		(163)	(42)	-
Cost of development expenses	6.2	(158,479)	(40,609)	(30,469)
Selling and distribution expenses	6.3	(3,558)	(3,220)	(9,100)
General and administrative expenses	6.4	(20,023)	(15,094)	(14,404)
Other operating income/(expenses)	6.6	842	(183)	(15)

Impairment reversals/(losses) on financial assets		5	(6)	(6)
Operating loss		(181,376)	(59,154)	(53,994)
Interest and similar income	6.7	999	-	2
Interest and similar expense	6.8	(3,321)	(4,781)	(2,040)
Loss before tax		(183,698)	(63,935)	(56,032)
Taxes on income	6.9	-	-	-
Deferred taxes expense	6.9	-	(18)	-
Loss for the period		(183,698)	(63,953)	(56,032)
Other comprehensive income (loss) that will not be reclassified to profit or loss		-	16	(21)
Total comprehensive loss for the period		(183,698)	(63,937)	(56,053)

Loss per share in EUR	9.4
Basic/diluted		(2.21)/(2.21)	(1.07)/(1.07)	(0.97)/(0.97)
Weighted average number of shares for calculation of earnings per share
Basic/diluted		83,055,318	59,836,824	57,684,220

Consolidated Balance Sheets

	Note	Dec. 31, 2022	Dec. 31, 2021*
		kEUR	kEUR

ASSETS
Noncurrent assets
Intangible assets	7.1	3	206
Property, plant and equipment	7.2	667	1,484
Right-of-use assets	7.3	790	3,018
Other financial assets	7.4	158	91
Other non-financial assets		73	89
		1,691	4,888
Current assets
Work in progress		73	-
Other financial assets	7.5	1,134	6,233
Other non-financial assets	7.6	24,215	3,236
Cash and cash equivalents	7.7	30,357	132,939
		55,779	142,408
Total assets		57,470	147,296

EQUITY AND LIABILITIES
Equity	7.8
Subscribed capital		9,957	8,735
Capital and other reserves		277,308	221,785
Accumulated deficit		(330,778)	(147,081)
		(43,513)	83,439
Noncurrent liabilities
Advance payments received from customers	7.9	49,288	44,756
Financial liabilities	7.10	4,649	6,353
Other non-financial liabilities	7.11	469	-
		54,406	51,109
Current liabilities
Advance payments received from customers	7.9	354	-
Financial liabilities	7.10	30,225	472
Trade and other payables	7.12	11,699	7,867
Other liabilities	7.13	1,823	2,207
Provisions	7.14	2,476	2,202
		46,577	12,748
Total equity and liabilities		57,470	147,296

* Certain amounts have been reclassified to conform to the 2022 presentation.

Consolidated Statements of Changes in Equity

	Note	Subscribed capital	Capital reserve	Other reserves	Accumulated deficit	Total equity
		kEUR	kEUR	kEUR	kEUR	kEUR

Equity on January 1, 2020		34	8,489	-	(27,091)	(18,568)
Capital contribution of the GmbH shares into the N.V.	7.8	(34)	34	-	-	-
Share split	7.8	1,835	(1,835)	-	-	-
Conversion of high voting shares	7.8	4,500	(4,500)	-	-	-
Capital increase*	7.8	104	35,904	-	-	36,008
Settlement agreement		29	1,398	-	-	1,427
Share-based compensation	9.3	-	-	32,160	-	32,160
Fair Value Measurement Convertible Bond	7.10.1	-	-	(21)	-	(21)
Loss for the period		-	-	-	(56,032)	(56,032)
Equity on December 31, 2020		6,468	39,490	32,139	(83,123)	(5,026)

	Note	Subscribed capital	Capital reserve	Other reserves	Accumulated deficit	Total equity
		kEUR	kEUR	kEUR	kEUR	kEUR

Equity on January 1, 2021		6,468	39,490	32,139	(83,123)	(5,026)
Capital increase
Institutional investors**	7.8	4	1,479	-	-	1,483
Issue of bonus shares	7.8	1,529	(1,529)	-	-	-
IPO***	7.8	690	138,837	-	-	139,527
Fair Value Measurement Convertible Bond	7.10.1	-	-	16	-	16
Conversion of Convertible Bond	7.10.1	44	9,617	5	(5)	9,661
Share-based compensation	9.3	-	-	1,981	-	1,981
Settlement payment to owner	7.10.1	-	-	(250)	-	(250)
Loss for the period		-	-	-	(63,953)	(63,953)
Equity on December 31, 2021		8,735	187,894	33,891	(147,080)	83,439

	Note	Subscribed capital	Capital reserve	Other reserves	Accumulated deficit	Total equity
		kEUR	kEUR	kEUR	kEUR	kEUR

Equity on January 1, 2022		8,735	187,894	33,891	(147,080)	83,439
Capital increase
Public offering****	7.8	655	37,849	-	-	38,504
Committed equity facility*****	7.8	525	15,958	-	-	16,483
Convertible debentures conversion	7.8	17	269	-	-	286
Exercise of share options	9.3	25	4,549	(4,549)	-	25
Share-based compensation	9.3	-	-	1,447	-	1,447
Loss for the period		-	-	-	(183,698)	(183,698)
Equity on December 31, 2022		9,957	246,519	30,789	(330,778)	(43,513)

*	transaction costs of kEUR 2,192 were deducted from capital reserve

**	transaction costs of kEUR 17 were deducted from capital reserve

***	transaction costs of kEUR 2,825 less deferred taxes of kEUR 18 were deducted from capital reserve

****	transaction costs of kEUR 842 were deducted from capital reserve

*****	transaction costs of kEUR 771 were deducted from capital reserve

Consolidated Statements of Cash Flows

	2022	2021	2020
	kEUR	kEUR	kEUR

Operating activities
Loss for the period	(183,698)	(63,953)	(56,032)
Adjustments for:
Depreciation of property, plant and equipment	284	125	61
Impairment of property, plant and equipment	39,264	1,965	-
Depreciation of right-of-use assets	462	415	313
Impairment of right-of-use assets	1,748	-	-
Amortization of intangible assets	68	34	11
Impairment of intangible assets	170	-	-
Expenses for share-based payment transactions	1,447	1,981	32,160
Other non-cash (income)/expenses	(665)	112	346
Interest and similar income	(999)	-	(2)
Interest and similar expense	3,321	4,781	2,040
Movements in provisions	274	2,091	(526)
Increase in other assets	(6,773)	(3,760)	(5,766)
Increase in trade and other payables	2,521	5,218	322
Increase in advance payments received from customers	3,240	4,286	26,448
Interest paid	(251)	(436)	(561)
Net cash used in operating activities	(139,587)	(47,141)	(1,186)
Investing activities
Purchase of intangible assets	(35)	(223)	-
Purchase of property, plant and equipment	(47,203)	(1,429)	(42)
Net cash used in investing activities	(47,238)	(1,652)	(42)
Financing activities
Transaction costs on issue of shares to institutional investors	-	(17)	(2,192)
Proceeds from issue of shares to institutional investors	-	1,500	38,229
Transaction costs on issue of shares in IPO	-	(2,690)	-
Proceeds from issue of shares in IPO	-	142,334	-
Transaction costs on issue of shares from public offering	(842)	-	-
Proceeds from issue of shares on public offering	39,346	-	-
Transaction costs on issue of shares from committed equity facility	(771)	-	-
Proceeds from issue of shares on committed equity facility	17,254	-	-
Proceeds from issue of shares on stock option scheme	25	-	-
Proceeds from borrowings	-	-	10,657
Proceeds from convertible debentures	28,453	-	-
Transaction costs for convertible debentures	(28)	-
Repayments of borrowings	-	(2,187)	(2,327)
Payment of principal portion of lease liabilities	(429)	(378)	(282)
Net cash from financing activities	83,008	138,562	44,085
Net (decrease) increase in cash and cash equivalents	(103,817)	89,769	42,857
Effect of currency translation on cash and cash equivalents	1,235	(94)	-
Cash and cash equivalents at the beginning of the financial year	132,939	43,264	407
Cash and cash equivalents at end of year	30,357	132,939	43,264

Notes to the Consolidated
Financial Statements

1.	General information

Sono Group N.V. (“Sono N.V.” or the “Company”) is registered in the business register (Netherlands Chamber of Commerce) and its corporate seat is in Amsterdam. In November 2021, the Company successfully completed an initial public offering (IPO) and became listed on the Nasdaq Stock Market (“Nasdaq”), traded under the ticker symbol “SEV” since November 17, 2021. On December 11, 2023, Sono N.V. received notice from the Nasdaq Hearings Panel that the Company’s ordinary shares will be delisted from the Nasdaq. See note 9.7.6 Nasdaq suspension of trading of shares and delisting. The Company has its business exclusively in Germany as the management is located there and the business address is Waldmeisterstraße 76, 80935 Munich, Germany (trade register number: 80683568). Sono N.V.’s sole and wholly-owned subsidiary, Sono Motors GmbH (“Sono Motors”), is registered in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich, Germany, under HRB 224131. Sono Motors’ registered headquarters is Waldmeisterstraße 76, 80935 Munich, Germany. Sono N.V. is the ultimate parent of the Group. Hereinafter, Sono N.V. and its consolidated subsidiary collectively are referred to as the “Sono Group”, or the “Group”, “Management”, “we” and “us”.

Sono Group intended to develop and manufacture electric vehicles with integrated solar panels (the “Sion passenger car program). In addition, it planned to license its solar technology to other Original Equipment Manufacturers (OEMs). However, on February 24, 2023, Sono Group announced the decision to terminate the Sion passenger car program and to pivot the business model to exclusively retrofitting and integrating Sono Group’s solar technology onto third party vehicles due to lack of available funding. As this decision was only made on February 24, 2023, the restructuring constitutes a non-adjusting subsequent event. For further information on this please see note 9.7.1. Termination of the Sion passenger car program. On May 15, 2023, Sono Group filed for self-administered insolvency, see note 9.7.2 Filing for insolvency.

2.	Basis of preparation of consolidated financial statements

The consolidated financial statements of Sono Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are presented in euro, which is also the Group’s functional currency. Unless otherwise stated, all amounts are presented in thousands of euros (“kEUR”).

The consolidated balance sheet as of December 31, 2021 was derived from audited financial statements although certain amounts have been reclassified to conform to the 2022 presentation.

The significant accounting policies adopted in the preparation of these consolidated financial statements are described below. These accounting policies have been consistently applied to all years presented except for the reclassification mentioned above.

The Group determines the functional currency of each entity, and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially translated at the spot rate applicable between the functional currency and the foreign currency on the date of the transaction. Monetary assets and liabilities in foreign currencies are translated to the functional currency using the prevailing rate at the reporting date. Foreign currency exchange differences are recognized in profit or loss.

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

These consolidated financial statements are prepared on a historical cost basis, except where certain assets or liabilities are held at amortized cost or at fair value as described in the accounting policies, and under the going concern assumption. The going concern assumption contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary if the Group is unable to continue as a going concern. For the significant accounting judgments, estimates and assumptions made by Management regarding the going concern, see note 4.12.1 Going concern.

The consolidated financial statements as of December 31, 2022, have been authorized by the management board on December 22, 2023.

Standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the consolidated financial statements as of December 31, 2022, and have not been early adopted by Sono Group. These standards are not expected to have a material impact on Sono Group’s consolidated financial statements in the current or future reporting periods and on foreseeable future transactions.

Mandatory for fiscal years beginning on or after
IAS 1 Non-current liabilities with covenants (Amendments)	January 1, 2023
IAS 1 and IFRS Practice Statement 2 Disclosure of accounting policies (Amendments)	January 1, 2023
IAS 8 Definition of accounting estimates (Amendments)	January 1, 2023
IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments)	January 1, 2023
IFRS 17 Insurance contracts	January 1, 2023
IAS 1 Classification of liabilities as current or non-current (Amendments)	January 1, 2024
IAS 7 and IFRS 7 supplier finance arrangements (Amendments)	January 1, 2024
IFRS 16 Leases on sale and leaseback (Amendments)	January 1, 2024

Standards adopted in 2022

All Standards or amendments made to the existing Standards that have been issued by the International Accounting Standards Board and which were effective by January 1, 2022, were not applicable or material to the consolidated financial statements of the Group.

3.	Basis of consolidation

The consolidated financial statements reflect the assets, liabilities and results of operations of Sono N.V. and its wholly-owned subsidiary Sono Motors, over which Sono N.V. has control. Control over an entity exists when Sono N.V. is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. The controlled subsidiary, Sono Motors, is fully consolidated from the date on which control is transferred to Sono N.V. On May 19, 2023, Sono N.V. lost control of Sono Motors due to the opening of the self-administration proceedings and the appointment of a custodian (Sachwalter). After this event, Sono N.V. no longer had the power to direct the activities of Sono Motors. In 2023, the results of the Sono Motors will be consolidated up until the loss of control and a deemed disposal of Sono Motors investment will be recognized in Sono N.V. For further detail on the loss of control see note 9.7.3 Loss of control.

The fiscal year of both Group entities corresponds to the calendar year ending December 31.

The assets and liabilities of both companies included in the consolidated financial statements are recognized in accordance with the uniform accounting policies used within the Sono Group, which complies with IFRS as issued by the IASB.

The consolidation process involves adjusting the items in the separate financial statements of the parent and its subsidiary and presenting them as if they were those of a single economic entity. Therefore, all intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Sono Group are eliminated upon consolidation.

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

Revenues are recognized when control of the goods and services is transferred to the customer, being generally when the customer gains the ability to direct the use of the goods and services and obtains substantially all of the remaining benefits from them. The amount of revenue recognized equals the amount of consideration the Group expects to receive in exchange for the goods and services. Sono Group acts as a principal in all sales transactions because it has control over the goods and services before transferring control to customers.

A receivable is recognized when the goods and services are delivered or are ready for use as this is the point in time that the consideration is unconditional because only the passage of time is required before payment is due. Goods and services transferred are accounted for as separate performance obligations if they are distinct (i.e., the customer can benefit from the goods or services on its own or together with other resources readily available to the customer and the promise to transfer the good or service is separately identifiable from other promises in the contract). Performance obligations may be satisfied over time or at a point in time. Performance obligations are satisfied over time when the customer simultaneously receives and consumes the benefits resulting from the Group’s performance as the Group performs, when the Group creates or enhances an asset while the customer controls it or when the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. For such performance obligations, the Group recognizes revenue in line with the progress towards complete satisfaction of the performance obligation. While the information required to measure directly and faithfully the output transferred to the customer to date is not readily available, the work required to satisfy the Group’s performance obligations usually has a direct relation to satisfaction progress. Therefore, progress is measured based on the Group’s input in relation to the total amount of input the Group expects is necessary to fulfill the performance obligation, (i.e., on a cost-to-cost basis). Performance obligations that are not satisfied over time are satisfied at a point in time. Such obligations are satisfied when the customer obtains control of the asset or service, typically when the customer accepts delivery of the integrated asset or in-app services are ready for use by the customer.

Contract liabilities are the obligations of the Company to transfer goods to a customer for which the Company has received consideration from the customer. If a customer pays consideration before the Company transfers goods, a contract liability is recognized. Contract liabilities are recognized as revenue when the Company performs its performance obligations under the contract.  Sono Group N.V. expects to recognize revenue within the next 12 months; therefore, it is classified as a current liability.

Transaction prices do not include any variable amounts or significant financing components. Payment generally is due within 30 days after Sono Group has fulfilled its performance obligation. Regarding the treatment of advance payments from customers, please refer to note 4.8 Advance payments received from customers.

No significant judgment is required to assess the timing of satisfaction of the Group’s performance obligations, the transaction price or the amounts allocated to distinct performance obligations. Obligations regarding returns or warranties do not arise from revenues.

4.2	Grants from government agencies and similar bodies

Sono Group receives grants from government agencies and similar bodies like the European Union for participation in specific development projects. The grants are recognized when there is reasonable assurance that the grant will be received, and all grant conditions will be met. If grant funds are received prior to qualifying expenses being incurred or assets purchased, they are deferred and recognized in other liabilities. If the funds reimburse expenses and have been received, the liability is amortized into other operating income on a systematic basis over the period in which the Group incurs the corresponding expenses. If the funds reimburse purchased assets, the liability is reduced with a corresponding amount deducted from the asset’s carrying amount upon recording of the qualified asset.

4.3	Financial instruments

Initial recognition

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Sono Group initially recognizes financial instruments when it becomes party to the contractual provisions of the instrument. Regular way purchases and sales of financial assets are recognized on settlement date (i.e., the date that an asset is delivered to or by an entity).

Offsetting of financial assets and financial liabilities

Financial assets and liabilities are only offset if offsetting the amounts is legally enforceable at the current time and if there is an actual intention to offset. In general, the Group does not offset financial assets and liabilities and no material offsetting potential exists.

4.3.1	Financial assets

Initial measurement

Sono Group’s financial assets include cash and cash equivalents, security deposits and other financial receivables. At initial recognition, Sono Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

Subsequent measurement

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

The classification depends on the financial asset’s contractual cash flow characteristics and the business model (‘hold to collect’, ‘hold to collect and sell’ and ‘other’) for managing them. The cash flow characteristics are assessed at an instrument level, whereas the business model is assessed on portfolio level. Under the business model ‘hold to collect’, the Group holds a financial instrument only to collect contractual cash flows. Under the business model ‘hold to collect and sell’, the Group would hold a financial instrument both to collect contractual cash flows and to receive economic benefits from selling these instruments. All other debt instruments would be held under the business model ‘other’. Debt instruments that are held under the business model ‘hold to collect’, where those contractual terms give rise to cash flows that are solely payments of principal and interest (SPPI) on the outstanding principal amount, are measured at amortized cost. Financial assets that are held under the business model ‘hold to collect and sell’, where the SPPI criterion is met, are measured at FVOCI. All other debt instruments are measured at FVTPL. Derivatives are instruments that are always measured at FVTPL Additionally, IFRS 9 allows for optional measurement at FVTPL if using the option significantly reduces a measurement or recognition inconsistency (accounting mismatch). Sono Group does not use this option.

Equity instruments are measured at FVTPL, because they do not meet the SPPI criterion. However, if they are not held for trading and the Group uses the FVOCI option upon recognition, equity instruments may be measured at FVOCI. The Group does not use the FVOCI option.

As of the reporting date, all financial assets are to be measured at amortized cost as the Group only holds debt instruments and these are held within the business model ‘hold to collect’ and have passed the SPPI-test.

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses from derecognition, modification, and interest income are recognized in profit or loss (interest and similar income/expense). Changes in the loss allowance and any impairments are recognized in profit or loss (impairment reversals/(losses) on financial assets).

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Impairment

IFRS 9 requires recognizing expected credit losses for debt financial assets measured at amortized cost or at FVOCI, lease receivables and contract assets. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that Sono Group expects to receive, discounted at the original EIR. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For the calculation of impairment losses, IFRS 9 distinguishes between the general approach and the simplified approach.

Under the general approach, financial assets are allocated to one of three stages. Sono Group generally presumes all financial assets that are 30 days past due to have a significant increase in credit risk and accounts for expected losses over the remaining lifetime of those financial assets. For financial assets not yet credit-impaired at initial recognition, expected credit losses (ECLs) are provided for credit losses that result from default events that are possible within the next 12 months (12-month ECL, Stage 1). In subsequent measurement, for credit exposures for which there has not been a significant increase in credit risk since initial recognition, 12-month ECL are provided. For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (lifetime ECL, Stage 2). Financial assets with objective evidence of impairment are allocated to Stage 3, for which also lifetime expected credit losses are calculated.

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

Initial measurement

Sono Group’s financial liabilities include lease liabilities, loans from private investors, convertible debentures (host contract and embedded derivatives), and trade and other payables. Regarding lease liabilities, please refer to note 4.6.2 Lease liabilities.

Sono Group analyzes all contracts to determine whether the underlying contracts are debt or equity.

All financial liabilities in the scope of IFRS 9 are initially measured at their fair value minus, in the case of financial liabilities not at FVTPL, transaction costs that are directly attributable to the issue of the financial liabilities. In case of financial liabilities at FVTPL, transaction costs are directly recognized in profit or loss.

When the fair value of the financial liabilities differs from the transaction price at initial recognition, and the fair value is not evidenced by a quoted price or based on a valuation technique that uses data only from observable markets, Sono Group adjusts the measurement to defer this difference (“deferred day-one profit or loss”).

IFRS requires that a compound financial instrument, i.e., a financial instrument containing both equity and debt instruments, shall be split into the equity instrument and the debt instrument upon initial recognition. For a financial instrument that grants a conversion right, classification of any component as equity instrument is only allowed if the conversion features of the loan lead to a conversion of a fixed amount into a fixed number of shares.

Some contracts do not only contain a single debt instrument but both a non-derivative host and a derivative, such that some of the cash flows of the combined instrument vary in a way similar to a standalone derivative (so called “hybrid contracts”). A derivative is a financial instrument or contract within the scope of IFRS 9 whose value changes in response to the change of a specific underlying, that requires no or only a comparably small initial investment, and that is settled at a future date. For hybrid contracts that contain a debt instrument as host, IFRS require that the embedded derivative be separated (“bifurcated”) from the host and accounted for as a separate derivative if (a) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics of the host, and (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and (c) the hybrid contract is not measured at FVTPL. Bifurcation takes place at initial recognition and a reassessment of the bifurcation requirement only occurs if there is a change in the terms of the contract that significantly modifies the cash flows.

Alternatively, IFRS allows for an optional classification of a financial liability measured at FVTPL if a contract contains one or more embedded derivatives, unless the embedded derivative(s) do(es) not significantly modify the contractual cash flows or it is clear with little or no analysis at the time of the contract’s first recognition that a separation of the embedded derivatives is prohibited (“FVTPL option”). Accordingly, if the FVTPL option is exercised, bifurcation is not required.

In the current and previous financial years, Sono Group has identified two kinds of hybrid financial instruments that contain a debt instrument as the host as well as embedded derivatives: Mandatory Convertible Notes that were issued in 2020 and convertible debentures that were issued in December 2022. For each of these contracts, the conversion rights were assessed as a debt instrument, because the conversion rights do not grant the right to convert a fixed amount into a fixed number of shares. For the Mandatory Convertible Notes, the Group exercised the FVTPL option. Hence, the whole hybrid contract was accounted for at FVTPL. For the 2022 convertible debentures, bifurcation was performed for the host contract, on the one hand, and the embedded derivatives, on the other hand. For each tranche, the host contract was accounted for at amortized cost, while the embedded derivatives were accounted for at FVTPL. As the embedded derivatives are interdependent and as such share closely related economic characteristics and the same risk exposure, they were combined for measurement purposes. Furthermore, at initial recognition, the fair value of the convertible debentures differed from their transaction price, so a day-one loss was deferred upon initial recognition to account for this difference.

For an explanation of the characteristics of the convertible debentures and the associated accounting estimates, see note 4.12.2 Convertible debentures.

Subsequent measurement

The measurement of financial liabilities of Sono Group depends on their classification as follows:

1.	Financial liabilities at FVTPL: After initial recognition, these liabilities are measured at fair value. Gains and losses are recognized in profit or loss (interest and similar income/expense).

2.

Financial liabilities measured at amortized cost: After initial recognition, these liabilities are measured at amortized cost using the EIR method. Amortized cost is calculated by considering all fees and points paid or received between parties to the contract that are an integral part of the EIR, transaction costs, and all other premiums or discounts that are an integral part of the EIR. Amortization according to the EIR method is included in interest expenses in profit or loss.

Initial recognition of deferred day-one losses is determined individually and matches the time of recognition of the associated financial instrument. The amortization of the deferred day-one losses takes place to the extent that it arises from a change in a factor (including time) that market participants would consider in setting a price. The deferred day-one losses from the convertible debentures are amortized pro rata on a straight-line basis over the time horizon of expected conversions. As of the end of the reporting period, conversions were expected until the end of May 2023.  According to management's assessment of the facts and circumstances, the main important factor is the timing of the conversions. Based on the assumed conversion schedule as of December 31, 2022, these were assumed to take place constantly until the end of May 2023. As a result, a linear amortization until the end of May 2023 was concluded to be most appropriate. The amortization amounts of the deferred day-one losses are included in interest and similar expenses.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. When an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference between the carrying amount of a financial liability (or part of a financial liability) extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss. Terms are substantially different if the discounted present value of the cash flows under the new terms, considering the net effect of fees between borrower and lender and discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability.

When the expected cash flows of an existing financial liability are renegotiated or otherwise modified and the renegotiation or modification do not result in derecognition of the financial liability, the amortized cost of the liability is recalculated. When Sono Group revises its estimates of payments it adjusts the amortized cost of the financial liability to reflect the actual and revised estimated contractual cash flows. In both cases, amortized cost is recalculated as the present value of the (updated) estimated contractual cash flows, using the original effective interest rate. Any resulting catch-up adjustment is recognized in profit or loss.

4.4	Intangible assets

4.4.1	Internally generated intangible assets

In accordance with IAS 38, research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred. In the current and prior periods, Sono Group has not undertaken any research activities.

Development costs for future series products and other internally generated intangible assets may be capitalized at cost if they are directly attributable to the design and testing of identifiable and unique products controlled by Sono Group and the criteria of IAS 38.57 are met. Capitalized development costs then must include all direct costs that are attributable to the development process. If the criteria for recognition of assets are not met, the expenses are recognized in profit or loss in the year in which they are incurred. As of the end of the reporting period as well as in previous years, the criteria for capitalization of development costs have not been met. Consequently, all development costs were recognized in profit or loss as incurred.

4.4.2	Acquired intangible assets

Acquired intangible assets are recognized when received and are initially measured at cost and amortized over their useful life using the straight-line method.

Subsequent measurement

Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The recognition of impairment losses requires the prior identification of triggering events. In 2022, there was a triggering event and hence an impairment test was performed on intangible assets.  For details on the impairment test and triggering event see note 4.12.3 Impairment test of assets. There were no triggering events identified in prior periods.

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

Property, plant and equipment are stated at cost less accumulated depreciation and impairments. These costs also comprise the costs for replacement parts, which are recognized at the time they are incurred, providing they meet the recognition criteria. All other repair and maintenance costs are expensed as incurred. Depreciation begins when the asset is available for use. Advance payments to suppliers to produce technical equipment and machinery, that are capitalized, are not depreciated until available for use.

Property, plant and equipment are depreciated using the straight line-method over the useful life as displayed in the below table:

Equipment / Hardware
Useful life (years)	3 - 13

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

The recognition of impairment losses requires the prior identification of triggering events. In 2022, Sono Group considered the significant increase in interest rates during the second half of 2022, among other possible triggering events for impairment, a triggering event and hence an impairment test was performed on property, plant and equipment. For details on the impairment test and triggering event see note 4.12.3 Impairment test of assets. For details on recognized impairments or reversals of earlier impairments in the reporting period, please refer to note 7.2 Property, plant and equipment.

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

Applying IFRS 16, at inception of a contract, Sono Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For the periods presented the Company did not have any contracts as the lessor.

4.6.1	Right-of-use assets

Sono Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received as well as any estimated costs to be incurred by the lessee for dismantling and removing the underlying asset. Unless Sono Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life, and the lease term. Right-of-use assets are subject to impairment according to IAS 36. In 2022, there was a triggering event and hence an impairment test was performed on property, plant and equipment. For details on the impairment test and triggering event see note 4.12.3 Impairment test of assets.

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

Sono Group applies the short-term lease recognition exemption to its short-term leases of buildings and cars (i.e., leases that have a lease term of twelve months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases (contracts with a term of twelve months or less) and leases of low-value assets (Sono Group threshold of fair value of leased asset < kEUR 5) are recognized as expenses on a straight-line basis over the lease term.

4.7	Cash and cash equivalents

Cash and cash equivalents include bank balances, deposits and cash in transit with an original maturity of three months or less. Cash and cash equivalents are measured at amortized cost and are subject to the impairment requirements of IFRS 9.

4.8	Advance payments received from customers

Advance payments received from customers for Sion electrical vehicles were recognized as liabilities at the time the cash was collected by Sono Group. As of period end, Sono Group intended to begin delivering its Sion electrical vehicles to customers after the start of production, which was expected to be in the first quarter of 2024. Therefore, all advance payments are shown as noncurrent, even though customers may be able to cancel their contract (depending on the general terms in some cases cancellation is possible within the next 12 months) and demand the money back. Due to an original term of the advance payments which is more than 12 months, the advance payments include a significant financing component. The compounding effect is recognized in interest expense and increases the advance payments received from customers. Sales revenues from advance payments received from customers were planned to be recognized in event of delivery of the car. Therefore, the advance payments were accounted for in accordance with IFRS 15. However, with the termination of the Sion (see note 9.7.1 Termination of Sion passenger car program) the advance payments will be accounted for in accordance with IFRS 9 in subsequent periods.

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

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions for onerous contracts are measured at the present obligation under the contract, (i.e., the lower of the cost of fulfilling the contract and any compensations or penalties arising from failure to fulfill it). Provisions are discounted when the time value of money is material, however, the time value of money was not material for the provisions recognized. As of December 31, 2022, and 2021, there were no provisions that were discounted.

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

Based on management’s estimation, a deferred tax asset is recognized for the tax losses carried forward to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Only up to 60% of the Group’s annual taxable income, to the extent such taxable income exceeds kEUR 1,000, may be offset against tax loss carryforwards. The remaining 40% of the taxable income is subject to corporate income and trade tax under the so-called minimum taxation rules. Annual taxable income for corporate income tax and trade tax purposes of up to kEUR 1,000 could fully be offset against tax losses carried forward. For further information regarding the tax losses carried forward see note 4.12.9 Recoverability of deferred tax assets in relation to loss carryforwards.

4.11	Share-based payment

The Group has entered into the following types of share-based transactions, each accounted for in accordance with IFRS 2 as described below:

a)	equity-settled share-based payment transactions, and

b)

transactions in which the Group receives or acquires services and the terms of the arrangement provide either the Group or the supplier of those services with a choice of whether the Group settles the transaction in cash (or other assets) or by issuing equity instruments.

4.11.1	Equity-settled

For equity-settled share-based payment transactions, on grant date, Sono Group initially measures the fair value of the services received by reference to the fair value of the equity instruments granted. Sono Group recognizes the fair value of the services as expenses and a corresponding increase in equity when the services are received.

Vesting conditions, other than market conditions, are not considered when estimating the fair value of the equity instruments at the measurement date. Instead, vesting conditions, other than market conditions, are considered by adjusting the number of equity instruments included in the measurement of the transaction amount. Market conditions and non-vesting conditions are considered when estimating the fair value of the equity instruments granted.

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

For transactions in which the terms of the arrangement provide Sono Group with a choice of settlement, Sono Group determines whether it has a present obligation to settle in cash. Sono would have an obligation to settle in cash if the choice of settlement in equity instruments has no commercial substance, or Sono Group had a past practice or a stated policy of settling in cash, or generally settles in cash whenever the counterparty asks for cash settlement. Management determined that Sono Group does not have an obligation to settle in cash for these types of transactions (i.e., employee participating programs) and therefore accounts for these arrangements as equity-settled share-based payment transactions (refer to note 4.11.1 Equity-settled).

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

For further details, please refer to note 9.3. Remuneration based on shares (share-based payment).

4.12	Significant accounting judgments, estimates and assumptions

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

4.12.1	Going concern

Management assessed Sono Group’s ability to continue as a going concern, evaluating whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern using all information available about the future, focusing on the twelve-month period following the issuance date of the consolidated financial statements.

Historically, Sono Group financed its operations primarily through capital raises and loans from shareholders and private investors (including its IPO in November 2021) as well as through advance payments received from customers. Since inception, Sono Group has incurred recurring losses and negative cash flows from operations. The accumulated deficit amounts to kEUR 330,778 and the negative equity totals kEUR 43,513 as of December 31, 2022.

During the second half of 2022, attempts to raise additional financing through equity offerings failed due to deteriorating market conditions, investor sentiment and other factors. On December 7, 2022, the Company issued convertible debentures to Yorkville Advisors Global LP (Yorkville) with an aggregate nominal amount of kUSD 31,100 (kEUR 29,485). Given that this amount was insufficient to realize serial production and against the backdrop of otherwise unfavorable market conditions, Sono Group announced a special community campaign on December 8, 2022, with the goal of raising approximately kEUR 105,000 principally by means of additional prepayments from customers and/or additional investor financing. The campaign was not successful and hence no additional financing was raised. Consequently, on February 24, 2023, management decided to terminate the Sion passenger car program and focus on the development of Sono Group’s solar technology solutions, which requires significantly lower levels of investment than the development of the Sion passenger car. Sono Motors offered its reservation holders a repayment plan to reimburse reservation holders for advance payments in three installments ( May 2023, June 2024 and January 2025).

On May 15, 2023, due to the fact that the first installment to repay advance payments to customers became due, and Sono Group had not succeeded in raising additional funds, the Company’s management ultimately concluded that Sono Motors was over-indebted and faced impending illiquidity (drohende Zahlungsunfähigkeit) with Sono N.V., in turn, becoming over-indebted and also facing impending illiquidity. As a consequence, management decided to apply for the opening of the self-administration proceedings with respect to Sono Group N.V. and Sono Motors GmbH with the goal of sustainably restructuring both companies. Accordingly, on May 15, 2023, Sono N.V. applied to the insolvency court of the local court of Munich, Germany to permit the opening of a self-administration proceeding (Eigenverwaltung) pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). On the same day, Sono Motorsapplied to the same Court to permit the opening of a self-administration proceeding in the form of a protective shield proceeding (Schutzschirmverfahren) pursuant Section 270 (d) of the German Insolvency Code (refer to Note 9.7.2 Filing for insolvency for detailed description of the insolvency proceedings).

Yorkville, as one of the largest creditors of Sono N.V., started negotiations in the course of the insolvency proceedings and offered to commit limited financing, which is expected to fund the restructured operations of Sono Group through December 31, 2024 (based on a mutually agreed business plan focused on the planned development of the Solar Bus Kit business operations). On November 20, 2023, Sono Group entered into certain investment-related agreements with Yorkville (the “Yorkville Agreements”), pursuant to which Yorkville has committed to provide limited financing to the Company subject to the satisfaction of certain conditions precedent (the “Yorkville Investment”). The aim of the Yorkville Agreements and the transactions contemplated therein is the planned restructuring of the Company and its subsidiary Sono Motors GmbH (by means of providing financing based on debentures to the Sono Group which, in turn, will enter into intercompany financing via loans based on a back-to back letter of comfort to the Subsidiary). These arrangements, are intended to enable the Company to withdraw its application for its Preliminary Self-Administration Proceedings and to enable the Subsidiary to exit the Subsidiary Self-Administration Proceedings via an insolvency plan, which was filed with the Court on December 7, 2023 for approval by the Subsidiary’s creditors and subsequent confirmation by the Court. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023. The 14-day appeal period started on December 21, 2023. Only one creditor with a claim of EUR 500 declared an appeal during the creditors meeting. No successful appeal actions in regard to the Court’s confirmation are expected by the management. The closing of the Yorkville financing, which is expected in late January 2024, is subject to the satisfaction of several closing conditions precedent.  The conditions precedent include principally (i) the Company’s filing its Annual Report on Form 20-F for the year ended December 31, 2022, (ii) the Company’s submission of its interim balance sheet and income statement as of June 30, 2023 on Form 6-K to the SEC (the “Interim Report”), (iii) Sono Motors’ insolvency plan becoming legally binding and (iv) the withdrawal of Sono Group’s application for its Preliminary Self-Administration Proceedings. In addition, Sono N.V. is required to convene its annual general meeting of shareholders and submit certain agenda items for shareholder vote by December 31, 2023, or in January 2024, respectively. On December 22, 2023, Yorkville waived the Company's submission of the Interim Report as a condition precedent to the closing of the Yorkville financing. Sono Group and its subsidiary Sono Motors expect the Yorkville Investment to position them to obtain sufficient funding for their planned development of the Solar Bus Kit business operations through the end of 2024. However, Yorkville’s funding commitment is subject to the absence of certain termination events or events of default (refer to note 9.7.4 Funding and restructuring agreements). If such an event occurs, Yorkville would have the right, at its sole discretion, to cancel any funding commitments still available, meaning that the Company would no longer be able to draw down on unused portions of the commitment amount, and to exercise all of its rights under any of the new convertible debentures as if an event of default had occurred.

Based on the above outlined plans the Company’s going concern status is subject to various risks and uncertainties mainly:

●	the fulfillment of conditions precedent and the successful closing of the Yorkville Agreements;
●	the Company and the Subsidiary successfully emerging from their respective Self-Administration;
●	the length of time that the Company may be required to operate under the Self-Administration Proceedings;
●

delays in the Self-Administration Proceedings, which may increase the risk that management is unable to sustainably restructure the business and emerge from the proceedings and may increase the costs associated with the proceedings;

●

uncertainty converning the ultimate amount of payments that will have to be made to settle the liabilities resulting from the Self-Administration Proceedings which might result in additional funding requirements

●

meeting the assumptions underlying the mutually agreed business plan with Yorkville (focusing on the development of the Solar Bus Kit business)  so that the committed financing by Yorkville until December 31, 2024 will be sufficient to allow the Company to continue as a going concern (mainly ability to accomplish technical feasibility of the Solar Bus Kit components to enable serial production, to enter into customer contracts to start generating revenues, to keep to cost assumptions and margins expected to be realized, to maintain required employees, to keep planned relationships with suppliers, to find independent distributors for the bus kits as planned, to adhere to the cost assumptions for Sono N.V. etc.)

●

Sono Group’s ability to obtain additional financing from third parties in order to fund the business from January 2025 onwards and to be able to repay funding provided by Yorkville, which is due July 1, 2025 (both for the convertible debentures liability of Sono Group and the intercompany loan to be paid back by Sono Motors GmbH)

●	to hire new experienced management for Sono N.V. as well as experienced employees to develop the planned business
●

defined termination conditions or events of default will occur which can cause Yorkville, on its sole discretion, to cancel any funding commitments still available which can lead, in absence of alternative funding possibilities, to insolvency and liquidation of the Company.

Because of the risks and uncertainties associated with the Yorkville Investment and the Self-Administration Proceedings, management cannot accurately predict or quantify the ultimate impact that events related to these proceedings may have on the Sono Group and thus there is no certainty as to the ability to continue as a going concern. Even if Sono Group N.V. and Sono Motors GmbH are able to successfully emerge from the Self-Administration Proceedings, they might be adversely affected by the possible reluctance of prospective lenders/investors and other counterparties to do business with a company that has recently emerged from such proceedings.

It is uncertain if Sono N.V. and its subsidiary Sono Motors will successfully resolve their Self-Administration Proceedings. Regular insolvency proceedings may be opened, which may eventually lead to the liquidation of the Company and/or the Subsidiary. Moreover, even if the closing of the Yorkville Agreements were successful , Yorkville can opt, on its sole discretion, to cease to provide financing should termination events or an event of default arise. Sono Group’s access to required additional financing is, and for the foreseeable future will likely continue to be, limited, if it is available at all as of January 1, 2025 and beyond. Therefore, adequate funds may not be available when needed or may not be available on favorable terms and thus the Company might not be able to continue as a going concern.

Based on the above, Sono Group will need to raise substantial additional capital to finance its planned future operations, which is not assured, and has consequently concluded that there is substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4.12.2	Convertible debentures

Sono Group has issued convertible debentures in three tranches with an aggregate nominal amount of kUSD 31,100, which are convertible into ordinary shares of the Company subject to certain rights, conditions, and limitations to YA II PN, Ltd (“Yorkville”). The convertible debentures were issued to cover short-term capital requirements in order to push ahead with the development of the Sion without delays and to meet the planned start of production. The conversion price is the lower of USD 1.75 and 96.5% of the minimum daily volume-weighted average price on the seven trading days before conversion but not lower than the Floor Price of USD 0.15. According to the contracts, a minimum conversion amount of kUSD 2,500 should be converted per calendar month. This requirement does not apply in an event of default or if the share price drops below the Floor Price. The monthly amount of principal to be converted, however, may not exceed the higher of 20% of the monthly trading volume for Sono Group’s shares or kUSD 5,000. This limitation does not apply if conversions are possible at the fixed conversion price of USD 1.75 and if an event of default occurs. Furthermore, Yorkville may not own, at any time, more than 4.99% of the total shares outstanding. The convertible debentures contain conversion rights and other rights and represent hybrid financial instruments with a respective host contract and single compound embedded derivatives according to IFRS 9. For further details, refer to note 7.10.1 Financial liabilities overview - Convertible debentures and note 4.3.2 Financial liabilities - Initial measurement and Subsequent measurement.

The respective host contract of the three tranches (measured at amortized cost) and embedded derivatives (measured at FVTPL) are accounted for separately. According to management´s assessment it is not possible to reliably determine the fair value of the embedded derivatives, therefore these are measured indirectly as the difference between the fair value of the hybrid instrument and the fair value of the host contract.

The fair value of the convertible debentures was determined by applying a Monte Carlo valuation model (simulation model as valuation technique) with observable and unobservable input factors. Short-term financing was required to push ahead with the development of the Sion without delays and to meet the planned start of production. Due to the high risk profile of the Group and the prevailing market conditions, unfavorable financing conditions had to be accepted and therefore the transaction price is less than the fair value, which was based on Monte Carlo simulation as a valuation model with unobservable input factors (regarding the model see note 8.3.2 Carrying amounts and fair values). Hence, a day-one loss resulting from each of the convertible debentures was recognized in addition to the convertible debentures to defer the difference between the fair value at initial recognition and the transaction price. After initial recognition, the deferred difference was amortized pro rata on a straight-line basis over the estimated time over which the conversions were expected to take place. As of the balance sheet date, conversion of the total amount of the convertible debentures into shares was expected to be completed by the end of May 2023.

The main input factors that flow into the valuation model include the observable input factors share price, exchange rate USD/EUR and risk-free interest rate. Management assessed that the main unobservable input factors are the credit spread, probability of default, expected recovery rate in case of event of default, expected monthly conversion amounts in equity and expected share price volatility. The following judgments, estimates and assumptions were made in relation to these input factors:

The risk-free interest rate is based on the 12-month rates of Secured Overnight Financing Rates (SOFR) which is in line with the 12-month time horizon of the maturity date and simulation model. The interest rate used in the discounted cash flow model is adjusted for the credit spread with the assumption that Sono Group´s credit risk is equivalent to a Standard & Poor's rating scale of CCC or a Moody's rating scale of Caa-2. The expected probability of default is based on historical loss statistics for the respective credit rating published by Moody’s. Based on the 40-year average annual issuer weighted default rates for rating Caa-2 of 13.5% a one-day probability of default of 0.057% is derived and used for the simulation. The expected recovery rate for the investor in case of default used in the model is based on management expectations under the consideration of other financial obligations.

The expected monthly conversion amounts are based on the expected conversion schedule and backed by the observed conversions in January until March 2023 which are very close to the expected values. The conversion schedule used assumed conversions at the upper limit defined in relation to the expected monthly trading volumes for Sono Group’s shares and maximum percentage of ownership of the total shares outstanding.

The expected share price volatility was based on an evaluation of historical Nasdaq share price volatilities for Sono Group’s shares, assuming that the historical volatility based on daily returns over a 12-month period similar to the maturity of the convertible debentures is indicative of future trends, which may not necessarily be the actual outcome.

As of balance sheet date, the contractual rights to extend the term or to early repay the convertible debentures were assumed not to be exercised, based on the expected conversion schedule, therefore these rights are not modeled. This is not necessarily indicative of exercise patterns that may occur.

4.12.3	Impairment test for assets

Sono Group is required to perform an impairment test on assets if there is a triggering event that indicates potential impairment.  Sono Group considered the significant increase in interest rates during the second half of 2022 a triggering event and hence an impairment test was performed at year end on assets, namely, intangible assets, property, plant, and equipment, right-of-use assets, and current assets. There were two cash generating units (CGUs) identified - the Sion car program assets and the Solar assets.

The recoverable amounts of both CGUs have been determined from value in use calculations, accounting for different scenarios with attached probabilities, based on cash flow projections from approved plans and an estimated terminal value. The discount rate used for both CGUs is the Group’s weighted average cost of capital. The key assumptions, other than the cash flows, are the discount rate of 17.2%, the likelihood at the balance sheet date of raising funding to complete the Sion, and the growth rate beyond the projected cash flows of 3%.

The recoverable amount for the Sion CGU is negative based on the value in use calculation and therefore the impairment that should be allocated to assets is kEUR 54,442. According to IAS 36 Impairment of assets, the impairment allocated to individual assets should not reduce the carrying amount of an asset below the highest of its fair value less costs of disposal, its value of use or zero. In cases where the fair value or value in use could not be accurately determined, these assets were concluded to have a fair value or value in use of zero. The combined fair value of the individual assets was kEUR 13,260, and represents the assets where Sono Group is entitled to to receive plant, property and equipment and services, or, where the prepayments are not used as of the balance sheet date, entitled to receive refunds. The total of impairment recognized was kEUR 41,182, with the allocation to the various asset classes as of the balance sheet shown below.

	Sion CGU pre-impairment	Impairment allocation	Sion CGU after impairment
	kEUR	kEUR	kEUR

Intangible assets	170	(170)	-
Equipment and hardware	791	(791)	-
Construction in progress	38,473	(38,473)	-
Prepayments to contract manufacturer for property, plant and equipment	9,241	-	9,241
Right-of-use assets	1,748	(1,748)	-
Prepayments to contract manufacturer for development services	4,019	-	4,019
Total assets	54,442	(41,182)	13,260

The recoverable amount of the Solar CGU is greater than the net book value of the assets and therefore no impairment was recognized.

Sensitivity analysis was performed on the key assumptions used to calculate the value in use for the Solar CGU, and it was concluded that the recoverable amount remains above the carrying value even under varying scenarios. Since the Sion CGU has a value in use of nil, no sensitivity analysis was needed.

Post year end a decision was made to terminate the Sion and therefore the Sion CGU assets no longer have a value in use. As this was a post balance sheet event, this was not taken into account in the impairment test shown above. For further details see note 9.7.1 Termination of the Sion passenger car program.

4.12.4	Remuneration based on shares (CSOP)

For equity-settled share-based payment transactions (see note 4.11 Share-based payment), on grant date, Sono Group measures the fair value of the received services by reference to the fair value of the equity instruments granted. For the CSOP, the fair value measurement of the share options for the equity-settled share-based payment transactions requires assumptions about the input data for using the Black-Scholes Model. The expected life of the share options is based on current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility was based on an evaluation of historical volatilities of comparable listed peer group companies, assuming that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome. For further details about the input factors used see note 9.3 Remuneration based on shares (share-based payment).

4.12.5	Prepayments to contract manufacturer

Prepayments have been made to the contract manufacturer during 2022. These were then allocated to construction in progress (property, plant and equipment), prepayments to contract manufacturer for property, plant and equipment (current non-financial assets) and prepayments to contract manufacturer for development services (current non-financial assets). During the year, the allocation was based on the agreed term sheet between Sono Group and the contract manufacturer.

4.12.6	Corona pandemic

In 2020, COVID-19 caused a global pandemic. During 2022, the effects of the pandemic were still present. In response to this pandemic, governments as well as private organizations implemented numerous measures seeking to contain the virus. These measures disrupted the manufacturing, delivery and overall supply chain. At the same time, Sono Group has taken actions to maintain operations and protect employees from infection. Since 2020, COVID-19 has had a slightly negative impact on orders and advance payments received from customers.

4.12.7	War in Ukraine

In February 2022, the Russian Army invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers. Sono Group cannot yet foresee the full extent of the sanctions’ impact on its business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war could have a material impact on Sono Group’s results of operations, liquidity, and capital management. Sono Group will continue to monitor the situation and the effect of this development on its liquidity and capital management.

4.12.8	Sono Points

Sono Motors had carried out several crowdfunding campaigns in which the Sion could be reserved against an advance payment received from customers of various amounts. With the reservation, the customer was entitled to the right to enter a contract for the purchase of the Sion. However, Sono Motors was not obliged to deliver a vehicle to the customer. Instead, the customer could withdraw from the reservation if he or she decides not to conclude the purchase contract or Sono Motors has not offered a purchase contract by the respective date defined by the underlying terms and conditions. In December 2020, a crowdfunding campaign with the aim of raising a predefined target amount was launched. In connection with the campaign, so-called Sono Points were introduced and communicated on December 15, 2020. The three founders, Laurin Hahn, Navina Pernsteiner and Jona Christians, announced that they would be giving a majority of their profit participation rights (for clarification: the voting rights remain with the founders), amounting to 64.07% of all profit participation rights (as of December 31, 2019) to a “community pool”, from which the so-called Sono Points would be awarded. The number of Sono Points, through which the participants in the crowdfunding and pre-orders can participate in the community pool, was significantly influenced by the time and amount of the individual deposit. The maximum number of possible Sono Points in total is not limited. In case a Sono Point holder should revoke or withdraw from the reservation or should revoke or withdraw from the purchase contract concluded based on the reservation, the Sono Points will expire. Since the Sion program has been discontinued, no purchase contracts for the Sion can be concluded. It can thus be assumed that the planned implementation of the sub-participation for the roll-out of the Sono points by the founders will no longer take place.

According to current legal assessments, management concludes that Sono Points do not impact Sono Group as the no longer existing obligation related only to the founders.

4.12.9	Recoverability of deferred tax assets in relation to loss carryforwards

Tax losses represent start-up losses as a result of establishing Sono Motors’ business. The tax losses can be carried forward indefinitely and have no expiry date. As of December 31, 2022, management does not expect a (proportional) reduction of deductible tax loss carryforwards due to any future corporate restructuring or due to the various capital measures, especially the IPO, in 2021. Management expects that the “hidden reserves clause” can be asserted and that the tax losses can still be carried forward. The hidden reserves as of December 31, 2022 have not yet been determined. Therefore, it is currently not foreseeable whether all tax losses can still be carried forward.

5.	Segment information

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by management (chief operating decision maker within the meaning of IFRS 8). Sono Motors is a start-up company that had not yet started production on the planned electric car Sion. All significant activities of the Group related to the development of the Sion and related technology, and as such, Management made decisions about allocating resources and assessing performance based on the entity as a whole and determined that Sono Group operates in one operating and reportable business segment. Furthermore, Sono Group is currently almost exclusively active in Germany, however, noncurrent assets are located in countries listed in the below table. Amounts are shown at carrying value.

	2022	2021
	kEUR	kEUR

Finland	291	898
Germany	1,400	3,990
Total	1,691	4,888

For the distribution of revenues across products, please refer to note 6.1 Revenue and cost of goods sold. Revenues result from different customers across Europe (kEUR 229, 2021: kEUR 16). The customers who each have a share of revenues greater than ten percent are located in Germany (kEUR 35, 2021: kEUR 2), Switzerland (kEUR 22, 2021: kEUR -), Sweden (kEUR 51, 2021: kEUR -) and France (kEUR 65, 2021: kEUR -).

6.	Disclosures to the consolidated statements of income or loss

6.1	Revenue and cost of goods sold

	2022	2021	2020
	kEUR	kEUR	kEUR

Revenue	229	16	-
Cost of goods sold	(392)	(58)	-

Revenue and cost of goods sold mainly relates to the integration of Sono Group’s patented solar technology across other transportation platforms. Cost of goods sold include raw material consumed, personnel cost, change in provision for onerous contracts and impairment of work in progress for loss making contracts. Work in progress in the amount of kEUR 24 (2021: kEUR 20; 2020: kEUR -) result from these activities.

As of December 31, 2022, prepayments of kEUR 42 (2021: kEUR -; 2020: kEUR -) had been received from solar customers and were recognized as contract liability. The payments will be recognized in revenue when the promised goods or services are transferred in the future. Given that the nature of this liability is short term, it is included in trade and other payables in current liabilities. The aggregate amount of the transaction price allocated to unsatisfied performance obligations amounts to kEUR 116 (2021: kEUR 42; 2020: kEUR -). The Group expects to recognize this amount as revenue within one year of the reporting date.

6.2	Cost of development expenses

The table below presents details on the cost of development:

	2022	2021	2020
	kEUR	kEUR	kEUR

Development cost of prototypes	93,117	27,632	8,234
Personnel expenses	21,363	11,340	21,652
thereof related to the CSOP and ESOP (IFRS 2)	231	1,137	17,723
Impairment	41,182	-	-
Software fees and subscriptions	977	506	91
Professional services	363	352	267
Depreciation and amortization	632	284	171
Other	845	495	54
Total	158,479	40,609	30,469

There are no research expenses included in the profit and loss of Sono Group in the financial year 2022 and prior periods, as the Group does not perform research. As the recognition criteria for the capitalization of development cost have not been met, all development expenses were recognized in profit or loss as incurred in the reporting year and the previous years. The personnel expenses concern employees responsible for development activities and the share of the employee participation programs (CSOP and ESOP) attributable to them (see note 9.3 Remuneration based on shares (share-based payment)).

The impairment largely relates to fixed assets, namely property, plant and equipment (kEUR 39,264), intangible assets (kEUR 170), and right-of-use assets (kEUR 1,748), and is the result of the impairment test performed on the CGUs based on a triggering event. For further details see note 4.12.2 Impairment test of assets.

6.3	Selling and distribution expenses

The below table displays details included in selling and distribution expenses:

	2022	2021	2020
	kEUR	kEUR	kEUR

Personnel expenses	1,778	1,764	8,490
thereof related to the CSOP and ESOP (IFRS 2)	21	-	6,949
Professional services	-	704	171
Advertising	1,266	365	84
Other	514	387	355
Total	3,558	3,220	9,100

The personnel expenses concern mainly employees responsible for marketing activities like roadshows, test rides and social media, and the share of the employee participation programs (CSOP and ESOP) attributable to them (see note 9.3 Remuneration based on shares (share-based payment)).

6.4	General and administrative expenses

The below table displays details included in general and administrative expenses:

	2022	2021	2020
	kEUR	kEUR	kEUR

Professional services	7,730	7,030	4,830
Personnel expenses	6,001	4,574	9,148
thereof related to the CSOP and ESOP (IFRS 2)	711	761	7,488
Insurance	3,478	308	16
Impairment	-	1,965	-
Software fees and subscriptions	1,185	207	58
Bank charges	497	181	159
Other	1,132	829	193
Total	20,023	15,094	14,404

Personnel expenses concern mainly employees responsible for Finance, Human Resources, Business Development, Administration etc. and the share of the employee participation program (ESOP and CSOP) attributable to them. Professional services include accounting, tax and legal services as well as other services performed by external parties such as the preparation of consolidated financial statements, services provided by our independent auditor, as well as legal and tax services received.

In 2021, an impairment loss of kEUR 1,965 was recognized for the advance payment for assets intended for the development of prototypes. The assets, initially recognized in 2020, had been intended for the tooling of batteries. Due to an unforeseen change in the specifications of the battery, the assets that the advance payments referred to were no longer needed in the Group’s development of prototypes.

6.5	Additional information on the nature of expenses

The below table displays the depreciation and amortization expenses as well as personnel expenses included in cost of development, selling and distribution costs and general and administrative expenses:

	2022	2021	2020
	kEUR	kEUR	kEUR

Personnel expenses	29,142	17,678	39,291
thereof related to ESOP and CSOP (IFRS 2)	963	1,898	32,160
Depreciation and amortization	815	574	384
Total	29,957	18,252	39,675

On December 14, 2020 the equity-settled employee participation program (Conversion Stock Option Program or CSOP) program was offered to all participants of the previous employee participation program, and new participants who were not part of the previous employee participation program (see note 9.3 Remuneration based on shares (share-based payment)). Most share options were fully vested at the end of 2021.

6.6	Other operating income/(expenses)

The below table displays details included in other operating income (expenses):

	2022	2021	2020
	kEUR	kEUR	kEUR

Other operating income	1,560	269	334
Income from currency revaluation	1,235	-	-
Income Renault ZOE	-	47	240
Government grant	260	71	68
Miscellaneous income	65	151	26

Other operating expenses	(718)	(452)	(349)
Expenses from currency revaluation	(560)	(452)	-
Miscellaneous expense	(158)	-	(349)

Other operating income/(expenses)	842	(183)	(15)

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

The government grant income in the current period relates to a grant in the form of tax subsidies for expenses incurred in 2020.  In prior periods, the government grant income relates to a grant that Sono Motors received from the EU to promote the development of open-source hardware. Foreign currency revaluation includes exchange gains and losses on bank balances and trade payable balances.

6.7	Interest and similar income

The below table displays details included in interest and similar income:

	2022	2021	2020
	kEUR	kEUR	kEUR

Fair value changes convertible debentures (embedded derivatives)	645	-	-
Income from currency revaluation	354	-	2
Total	999	-	2

Due to changes in the fair value of the derivatives embedded in the convertible debentures, an amount of kEUR 645 is reported under interest and similar income. Income from currency revaluation includes exchange gains on the convertible debentures’ host contracts and bifurcated embedded derivatives.

6.8	Interest and similar expense

The below table displays details included in interest and similar expense:

	2022	2021	2020
	kEUR	kEUR	kEUR

Advanced payments received from customers interest (note 4.8)	1,646	1,497	1,360
Interest from financial liabilities measured at amortized cost	1,096	3,227	614
Amortization of deferred day-one losses from convertible debentures	456	-	-
Expense from currency revaluation (day-one losses)	37	-	-
Lease liabilities interest	86	57	39
Other	-	-	27
Total	3,321	4,781	2,040

The deferred day-one losses are the difference between the fair value at initial recognition and the transaction price and are amortized pro rata on a straight-line basis until the date of the last expected conversion. For further details in relation to the convertible debentures please refer to note 7.10.1 Financial liabilities overview.

6.9	Tax on income

No taxes on income have been recognized in the period ended December 31, 2022. Taxes on income in 2021 of kEUR -18 (2020: kEUR -) relate to deferred tax expenses at the level of Sono N.V. as the recognition of deferred tax assets on loss carryforwards has been recognized proportionately in equity instead of the income statement.

The below tables display the changes in deferred tax assets and liabilities:

	Dec 31, 2022	Dec. 31, 2021	Dec. 31, 2020
	kEUR	kEUR	kEUR
Deferred tax assets
due to property, plant and equipment	15,975	-	-
due to current financial liabilities	-	21	-
due to tax loss carryforwards	-	54	-
due to advance payments received from customers	1,707	1,163	670
due to lease liabilities	868	1,015	646
due to other financial/non-financial assets	-	-	-
due to current provisions	-	101	-
due to current other non-financial assets	-	29	-
due to current/noncurrent other liabilities	159	14	-
due to cash and cash deposits	-	2	1
due to current other financial assets	-	1	1
due to prepaid expenses	825	-	134
Deferred tax assets	19,534	2,400	1,452
Deferred tax liabilities
due to other financial/non-financial assets	2,258	-	-
due to current financial liabilities	356	-	-
due to leases	261	995	639
due to trade payables	290	-	-
due to provisions	94	-	-
due to cash and cash deposits	365	47	-
due to property, plant and equipment	-	45	10
due to noncurrent other non-financial assets	-	29	-
due to other noncurrent financial liabilities	-	22	112
Deferred tax liabilities	3,624	1,138	761
Non-recognition of deferred tax assets	(15,910)	(1,262)	(691)
Recognition of deferred tax assets	3,624	1,138	761
Deferred tax assets/liabilities, net	-	-	-

The table above presents the gross deferred taxes only for reasons of understanding and completeness, as no deferred taxes have been recognized due to a (deferred tax asset/liabilities) net position of zero. As the net deferred tax asset was not booked in a first step, no valuation allowance is booked.

Deferred tax assets due to property, plant and equipment (kEUR 15,975) incurred in 2022 as Sono Motors made use of the existing tax option not to recognize an impairment deviating to IFRS. For further details in relation to the IFRS impairment we refer to note 4.12.3 Impairment test for assets.

Given the loss history of Sono Motors, deferred tax assets are not recognized on the balance sheet. The amount of deferred tax assets / liabilities as of December 31, 2021 and December 31, 2022 is zero.

Of the gross deferred tax assets, kEUR 948 as of December 31, 2022 (2021: kEUR 314) are current and of the gross deferred tax liabilities, kEUR 3,363 as of December 31, 2022 (2021: kEUR 47) are current.

There are no deferred taxes with regard to Outside Basis Differences as those are permanent differences.

The amount of temporary differences on balance sheet positions for which no deferred tax asset has been recognized is displayed in the table below:

	Dec. 31, 2022	Dec. 31, 2021
	kEUR	kEUR
Property, plant and equipment	39,451	-
Advance payments received from customers	4,215	1,928
Lease liabilities	2,144	1,681
Prepaid expenses	2,038	-
Current provisions	-	168
Other non-financial assets	-	48
Current financial liabilities	-	17
Current other liabilities	393	23
Cash and cash deposits	-	3
Other financial assets	-	19
Total	48,241	3,887
Potential tax benefit at a total tax rate of 32,98%	15,910	1,282

The amount of unused tax losses for which no deferred tax asset has been recognized is displayed in the table below:

	Dec. 31, 2022	Dec. 31, 2021
	kEUR	kEUR
Unused tax losses for which no deferred tax asset has been recognized (corporate tax)	252,124	111,950
Unused tax losses for which no deferred tax asset has been recognized (trade tax)	251,279	111,565
Potential tax benefit at a total tax rate of 32.98%	83,011	36,858

As of December 31, 2022, KEUR 532 (2021: kEUR 937) deferred tax assets on transaction costs would have been recognized directly in equity if deferred tax assets had been recognized on losses carryforwards in full. As of December 31, 2022, kEUR - (2021: kEUR 54) deferred tax assets on loss carryforwards have been recognized, of which kEUR - (2021: kEUR 18) deferred tax assets on transaction costs have been recognized directly in equity.

The following table presents a numerical reconciliation of expected to effective income tax.

	2022	2021	2020
	kEUR	kEUR	kEUR
Income (loss) before tax for the period	(183,698)	(63,935)	(56,032)
Expected income tax (income (-)/expense (+) at a tax rate of 32.98%	(60,584)	(21,086)	(18,479)
Reconciliation:
Changes in unrecognized tax losses	46,175	20,061	8,254
Changes in deferred taxes on timing differences	14,648	1,261	690
MCN* non-tax-deductible expenses	-	753	-
CSOP non-tax-deductible expenses	215	626	10,606
RSU* supervisory board non-tax-deductible expenses	160	-	-
ESOP non-tax-deductible expenses	102	-	-
Tax-deductible transaction costs	(532)	(937)	(723)
Convertible tax-deductible expenses	(754)	-	-
Non-tax-deductible expenses	33	37	9
Other	(537)	(715)	(357)
Effective income tax income for the period	-	-	-

*MCN (Mandatory Convertible Notes), RSU (Restricted Stock Units)

As Sono N.V. is also fully taxable in Munich, Germany, the tax rate in 2020, 2021 and 2022 is unchanged.

7.	Balance sheet disclosures

7.1	Intangible assets

	Website	Software	Total
	kEUR	kEUR	kEUR

Historical cost
Balance as of Jan. 1, 2022	45	222	267
Additions	-	35	35
Balance as of Dec. 31, 2022	45	257	302
Accumulated amortization
Balance as of Jan. 1, 2022	(38)	(23)	(61)
Impairment	(1)	(169)	(170)
Amortization	(6)	(62)	(68)
Balance as of Dec. 31, 2022	(45)	(254)	(299)
Carrying amount as of Jan. 1, 2022	7	199	206
Carrying amount as of Dec. 31, 2022	-	3	3

	Website	Software	Total
	kEUR	kEUR	kEUR

Historical cost
Balance as of Jan. 1, 2021	43	-	43
Additions	2	222	224
Balance as of Dec. 31, 2021	45	222	267
Accumulated amortization
Balance as of Jan. 1, 2021	(27)	-	(27)
Amortization	(11)	(23)	(34)
Balance as of Dec. 31, 2021	(38)	(23)	(61)
Carrying amount as of Jan. 1, 2021	16	-	16
Carrying amount as of Dec. 31, 2021	7	199	206

The amortization expenses for the acquired intangible assets amounting to kEUR 68 (2021: kEUR 34) are included in development (kEUR 44, 2021: kEUR 22), selling and distribution costs (kEUR 6, 2021: kEUR 4) and general and administrative expenses (kEUR 18, 2021: kEUR 8).

The impairment is the result of the impairment test performed based on a triggering event. For further details see note 4.12.3 Impairment test of assets.

7.2	Property, plant and equipment

	Equipment / Hardware	Construction in progress	Total
	kEUR	kEUR	kEUR
Acquisition or manufacturing costs
Balance as of Jan. 1, 2022	1,048	705	1,753
Additions	667	38,064	38,731
Acquisition or manufacturing costs Dec. 31, 2022	1,715	38,769	40,484
Accumulated depreciation and impairment
Balance as of Jan. 1, 2022	(269)	-	(269)
Impairment	(791)	(38,473)	(39,264)
Depreciation	(284)	-	(284)
Balance as of Dec. 31, 2022	(1,344)	(38,473)	(39,817)
Carrying amount Jan. 1, 2022	779	705	1,484
Carrying amount Dec. 31, 2022	371	296	667

	Equipment / Hardware	Construction in progress	Total
	kEUR	kEUR	kEUR
Acquisition or manufacturing costs
Balance as of Jan. 1, 2021	281	1,965	2,246
Additions	546	926	1,472
Reclassifications	221	(221)	-
Impairment	-	(1,965)	(1,965)
Balance as of Dec. 31, 2021	1,048	705	1,753
Accumulated depreciation
Balance as of Jan. 1, 2021	(144)	-	(144)
Depreciation	(125)	-	(125)
Accumulated depreciation Dec. 31, 2021	(269)	-	(269)
Carrying amount Jan. 1, 2021	137	1,965	2,102
Carrying amount Dec. 31, 2021	779	705	1,484

The additions mainly relate to capitalization of prepayments made for assets under construction including advance payments (acquisition cost kEUR 16,348) made to the contract manufacturer (Valmet) for production tools to be used for the future production of Sions. The increase is associated with the preparations for serial production.

The impairment is the result of the impairment test performed based on a triggering event. For further details see note 4.12.3 Impairment test of assets and note 6.2 Cost of development expenses. In 2021, impairment was recognized on specific assets. See note 6.4 General and administrative expenses.

On February 24, 2023, the decision was taken to restructure the Group and terminate the Sion program. For the effect of this event on future financial periods, see the note 9.7.1 Termination of the Sion passenger car program.

7.3	Right-of-use assets

Sono Motors leases buildings and warehouses at its headquarters in Munich and three electrical cars including batteries. At the end of the reporting period, the remaining lease terms for the buildings were 4 to 8 years and for the cars 2 to 3 years.

The below table presents details on the lease agreements of Sono Motors:

	Buildings	Cars and equipment	Total
	kEUR	kEUR	kEUR
Right-of-use assets on January 1, 2022	2,997	21	3,018
Additions to right-of-use assets	-	8	8
Lease modifications	(26)	-	(26)
Impairment	(1,742)	(6)	(1,748)
Depreciation of right-of-use assets	(451)	(11)	(462)
Right-of-use assets on December 31, 2022	778	12	790

Interest expense on lease liabilities	83	3	86
Expense relating to short-term leases	125	4	129
Total cash outflow for leases	502	13	515

	Buildings	Cars and equipment	Total
	kEUR	kEUR	kEUR
Right-of-use assets on January 1, 2021	1,906	31	1,937
Additions to right-of-use assets	1,496	-	1,496
Depreciation of right-of-use assets	(405)	(10)	(415)
Right-of-use assets on December 31, 2021	2,997	21	3,018

Interest expense on lease liabilities	52	4	56
Expense relating to short-term leases	-	-	-
Total cash outflow for leases	423	12	435

	Buildings	Cars and equipment	Total
	kEUR	kEUR	kEUR
Right-of-use assets on January 1, 2020	2,211	24	2,235
Additions to right-of-use assets	-	15	15
Depreciation of right-of-use assets	(305)	(8)	(313)
Right-of-use assets on December 31, 2020	1,906	31	1,937

Interest expense on lease liabilities	35	4	39
Expense relating to short-term leases	-	-	-
Total cash outflow for leases	311	12	323

At the end of the reporting period, Sono Group has lease commitments for short-term leases of kEUR 150 (2021: kEUR 4). At the end of both the reporting period and the prior fiscal year, there were no obligations from sale and leaseback transactions or leasing of low-value assets. In the reporting period, expenses relating to variable lease payments not included in the measurement of lease liabilities amounted to kEUR 27.

The impairment is the result of the impairment test performed based on a triggering event. For further details see note 4.12.3 Impairment test of assets and note 6.2 Cost of development expenses.

The Group has entered several leasing agreements for buildings that offer an extension option. As of the balance sheet date, in all of these cases, the Group was reasonably certain to exercise the extension option. Therefore, the extension options were included in determining the carrying amounts of the lease liabilities and right-of-use assets for these buildings.

On May 15, 2023, Sono Group filed for self-administered insolvency, see note 9.7.2 Filing for insolvency, and has the option to cancel its leases. As part of the pivot to Solar activities only, the majority of leases were canceled during 2023 and therefore the assets and liabilities will be derecognized.

7.4	Other noncurrent financial assets

Other noncurrent financial assets as of December 31, 2022 (kEUR 158; 2021: kEUR 91) consist largely of security deposits. For details on expected credit losses, please refer to note 8.1.2 Credit risk.

7.5	Other current financial assets

The below table displays information on financial instruments included in other current financial assets:

	Dec. 31, 2022	Dec. 31, 2021
	kEUR	kEUR

PayPal reserve	395	6,000
Receivables from crowdfunding and deposits	162	169
Debtors creditors	463	26
Current trade receivables	24	20
Current receivables (affiliated companies)	-	11
Other	90	7
Total	1,134	6,233

The PayPal reserve in 2021 relates to the reclassification of the specific reserve imposed by PayPal in connection with the crowdfunding campaign from cash to other current financial assets. In the first quarter 2022, the reserve was released in the amount of kEUR 5,900 and transferred to the current bank account of Sono Group. In the second quarter 2022 the company received additional payments to the PayPal account which led to the increase of the PayPal reserve to kEUR 395. As of the balance sheet date, Sono Group expected a repayment of this amount within 12 months. Therefore, the PayPal reserve is classified as current.

7.6	Other current non-financial assets

The below table displays details included in other current non-financial assets:

	Dec. 31, 2022	Dec. 31, 2021
	kEUR	kEUR

Prepayments to contract manufacturer for development services	4,019	-
Prepayments to contract manufacturer for property, plant and equipment	9,241	-
Prepayments for other development services	-	494
Prepaid expenses	4,071	669
VAT and other taxes	6,739	2,069
Other	145	4
Total	24,215	3,236

The prepayments were mainly for property, plant and equipment (kEUR 9,241) and parts  and engineering services (kEUR 4,019) for the construction of the Sion prototypes and to the contract manufacturer. Prepaid expenses largely consist of insurance and software subscriptions. The increase is associated with the general intensification of the development activities in 2022 and preparation to the series production.

Of the VAT and other taxes, kEUR 3,098 (2021: kEUR -) relates to VAT paid on EU-invoices which is reclaimable under EU law. A respective claim for reimbursement was submitted in 2023.

7.7	Cash and cash equivalents

Cash and cash equivalents include the following amounts:

	Dec. 31, 2022	Dec. 31, 2021
	kEUR	kEUR

Bank balances	29,352	132,947
Deposits	1,006	-
Allowance for expected credit losses	(1)	(8)
Total	30,357	132,939

Deposits are balances held with the service provider that processes advance payments received from customers which were mainly received during the crowd-funding campaign in December 2022.

For details on expected credit losses, please refer to note 8.1.2 Credit risk.

7.8	Equity

Total equity of Sono Group comprises subscribed capital, capital reserves, other reserves and accumulated deficit. The subscribed capital amounts to kEUR 9,957 (2021: kEUR 8,735) and represents 93,946,073 (2021: 73,577,641) fully paid-in member shares with a par value of EUR 0.06 (ordinary shares, 2021: EUR 0.06) and EUR 1.50 (high voting shares, 2021: EUR 1.50). Capital reserves include any amounts paid in by the owners that exceed the member shares’ par value. Other reserves include mainly effects from equity-settled stock-options. Accumulated deficit consists of losses from prior periods.

In the reporting year, the following events with regard to equity took place:

Sono N.V. successfully completed a follow-on offering on May 3, 2022. The Company offered 10,000,000 ordinary shares with a par value of EUR 0.06 at a price of USD 4.00 each. After considering the partial exercise of the over-allotment option (exercised on May 11, 2022), 10,930,000 shares have been sold for aggregate consideration of kUSD 41,534 (kEUR 39,346) after underwriting discounts and commissions. In accordance with IAS 32, transaction costs of the follow-on offering were recognized directly in equity in an amount of kEUR 842 as a deduction to capital reserves.

On June 13, 2022, the Ordinary Share Purchase Agreement between the Company and Berenberg was signed. This committed equity facility provides Sono Group with the right, without obligation, to sell and issue up to kUSD 150,000 of its ordinary shares (at a discount to the volume-weighted average price on the date a purchase notice is deemed delivered from the Group to Berenberg) over a period of 24 months to Berenberg at the sole discretion of Sono Group, subject to certain limitations and conditions set out in the respective agreement (including the filing and securing effectiveness of the registration statement) with one of the key limitations being the trading volume of Sono N.V.’s stock. In particular, the terms of the agreement limit the number of shares that Sono may decide to sell to Berenberg on any given day to 20% of the trading volume on such day. During 2022 the Company sold to the Investor the total of 8,748,433 ordinary shares for the total gross proceeds of kUSD 17,460 (kEUR 17,254). In accordance with IAS 32, transaction costs were recognized directly in equity in an amount of kEUR 771 as a deduction to capital reserves.

On December 7, 2022, the Company entered into a Securities Purchase Agreement with Yorkville under which the Company agreed to sell and issue to Yorkville convertible debentures in a gross aggregate principal amount of up to kUSD 31,100 (kEUR 29,485). The convertible debentures are convertible into ordinary shares of the Company. The issuance of the convertible debentures and their conversion are subject to certain conditions and limitations set forth in the Securities Purchase Agreement and the individual convertible debentures agreements. For details of these agreements and the resulting financial instruments, see note 7.10.1. Financial liabilities overview. During 2022, the Company converted a portion of the loan, including accrued interest, into equity by issuing 275,968 ordinary shares for a notional amount of kUSD 250 (kEUR 234), and a carrying amount of kEUR 286.

Also on December 7, 2022, the Company entered into the ATM Sales Agreement with B. Riley Securities, Inc., Berenberg Capital Markets LLC and Cantor Fitzgerald & Co. (“agents”). The ATM Sales Agreement provides Sono Motors with the right to sell ordinary shares to the agents at the sole discretion of Sono Motors, subject to certain limitations and conditions. To register potential future sales under the ATM Sales Agreement, the Company filed a shelf registration statement on Form F-3 registering up to kUSD 135,000 of shares that may be sold under ATM Sales Agreement. The issuance and sale, if any, of these shares is subject to the effectiveness of the registration statement. The ATM Sales Agreement has not been used to date.

Regarding changes in equity due to share-based compensation see note 9.3 Remuneration based on shares (share-based payment).

In the previous year, the following events with regard to equity took place:

During the first half of fiscal year 2021, an amount of 68,136 new ordinary shares were issued to two new investors.

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

Moreover, the shareholders agreed to extend the authorization of Sono Motors’ Management Board to issue shares in the Company's capital (irrespective of the class concerned) and/or to grant rights to subscribe for those shares up to the authorized share capital as included in the Company's articles of association from time to time and to limit and/or exclude pre-emption rights in relation thereto for a period of another five years after the execution of the underwriting agreement. The authorized share capital increased to kEUR 25,200,000 (320,000,000 ordinary shares with a par value of EUR 0.06 and 4,000,000 high-voting shares with a par value of EUR 1.50). A portion of the authorized share capital is reserved to convert the Yorkville convertible debentures by issuing shares. The shareholders also agreed to extend the resolution for the Company to acquire fully paid-up shares (irrespective of the class concerned) and/or depository receipts for those shares for another 18 months after the execution of the underwriting agreement. The underwriting agreement was executed on November 16, 2021.

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

The conditional settlement payment to one of the owners of Sono N.V. was due upon completion of the IPO. The corresponding liability was debited to other reserves (please refer to note 7.10.1 Financial liabilities overview).

Regarding changes in equity due to share-based compensation see note 9.3 Remuneration based on shares (share-based payment).

7.9	Advance payments received from customers

Advance payments received from customers are VAT exclusive and include the following amounts:

	Dec. 31, 2022	Dec. 31, 2021
	kEUR	kEUR

Current - advance payments received from customers	354	-
Non-current - advance payments received from customers	49,288	44,756
	49,642	44,756

Depending on the general terms and conditions, in some cases, a cancellation by the customer was possible in less than twelve months. Customers could provide their advance payments in several installments, the latest of which determines the applicable cancellation policy. As of December 31, 2022, for customers who made their latest installment on or before November 25, 2020, cancellation was possible at any time. For customers who made their latest installment later than November 25, 2020, but before November 3, 2021, cancellation was possible on August 1, 2023, or later. For customers who made their latest installment on or after November 3, 2021, cancellation was possible on January 1, 2024, or later. Deviating from these conditions, in November 2020, Sono Group approached all German-speaking customers that had made their latest installment during the crowdfunding campaign from December 1, 2019, until and including January 20, 2020, and asked them to accept a change in the terms and conditions to waive their cancellation right until December 31, 2022. In effect, those customers who accepted the change may cancel their advance payment on January 1, 2023, or later. For customers who increased their reservation during the recent crowdfunding campaign, between December 8 and December 31, 2022, the then accepted terms and conditions were designed to supersede the original terms and conditions from the original reservation. For those customers, cancellation was deemed to be possible on January 1, 2025.

The current portion of the liability is and represents the cancellation requests received from customers who were eligible to cancel their reservations as of December 31, 2022, and therefore needs to be repaid immediately.

As of December 31, 2022, 17% of the total advanced payments were cancelable, 31% were cancelable from January 1, 2023, 9% were cancelable from July 1, 2023, 5% were cancelable from January 01, 2024 and 39% were cancelable from January 1, 2025. The percentages calculated are based on the nominal values of the advance payments excluding IFRS adjustments (interest effect).

As of December 31, 2021, 10% were cancelable, 18% were cancelable as of January 1, 2022, 58% were cancelable from January 1, 2023, 13% were cancelable from July 1, 2023, and 1% were cancelable from January 1, 2024. The percentages calculated are based on the nominal values of the advance payments excluding IFRS adjustments (interest effect).

The table below shows the changes in the advance payments received from customers:

	Balance as of Jan.1, 2022	Additions	Repayment	Net interest	Reclassification to current	Balance as of Dec. 31, 2022
	KEUR	kEUR	kEUR	kEUR	kEUR	kEUR

Advance payments received from customers	44,756	4,688	(1,448)	1,646	(354)	49,288
	44,756	4,688	(1,448)	1,646	(354)	49,288

	Balance as of	Additions	Repayment	Net interest	Balance as of
	Jan. 1, 2021				Dec. 31, 2021
	KEUR	kEUR	kEUR	kEUR	kEUR

Advance payments received from customers	38,972	5,198	(912)	1,498	44,756
	38,972	5,198	(912)	1,498	44,756

On February 24, 2023, the decision was taken to restructure and terminate the Sion program. For the effect of this event on future financial periods, please see the note 9.7. Subsequent events.

7.10	Financial liabilities

7.10.1	Financial liabilities overview

The below table shows the changes in loans and participation rights:

Nominal amounts	Loan 1	Loan 2	Subordinated loans (crowd-funding)	Mandatory convertible Notes	Convertible debentures**	Participation rights	Total
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR
Jan. 1, 2021*	1,271	200	3,131	6,800	-	1,383	12,784
Addition	-	-	-	-	-	-	-
Accrued interest	50	-	174	-	-	52	276
Repayment	(36)	(200)	(805)	-	-	(1,435)	(2,475)
Conversion to equity	-	-	-	(6,800)	-	-	(6,800)
Dec. 31, 2021	1,285	-	2,500	-	-	-	3,785
Addition	-		-	-	29,485	-	29,485
Accrued interest	50		149	-	62	-	261
Repayment	(16)		(150)	-	-	-	(166)
Effect of currency translation	-	-	-	-	(327)		(327)
Conversion to equity	-		-	-	(234)	-	(234)
Dec. 31, 2022	1,319		2,499	-	28,986	-	32,804

*	including nominal interest accrued in previous periods if applicable
**	amounts are translated into kEUR, the original nominal amount was kUSD 31,100; amounts presented are the sum of the host contracts, embedded derivatives and deferred day-one losses

Carrying amounts	Loan 1	Loan 2	Subordinated loans (crowd-funding)	Mandatory convertible Notes	Convertible debentures*	Participation rights	Total
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR

Jan. 1, 2021	1,271	200	3,062	6,859	-	1,374	12,766
Initial recognition	-	-	-	-	-	-	-
Subsequent measurement	14	-	58	2,802	-	62	2,936
Derecognition	-	(200)	(655)	-	-	(1,436)	(2,291)
Conversion to equity	-	-	-	(9,661)	-	-	(9,661)
Dec. 31, 2021	1,285	-	2,465	-	-	-	3,750
Initial recognition	-	-	-	-	28,354	-	28,354
Subsequent measurement	49	-	159	-	697	-	905
Derecognition	(16)	-	(149)	-	-	-	(165)
Effect of currency translation	-	-	-	-	(317)		(317)
Conversion to equity	-	-	-	-	(286)	-	(286)
Dec. 31, 2022	1,318	-	2,475	-	28,448	-	32,241

*	amounts presented are the sum of the host contracts, embedded derivatives and deferred day-one losses

Loan 1

Loan 1 consists of nine individual loans with an aggregate nominal value of kEUR 1,225, and interest rate of 4% p.a. and a maturity in December 2023. For six of these loans, in 2020 and 2021, Sono Group agreed with the lender to accrue interest without compounding instead of paying out interest each year. At the end of 2022, there were four loan holders that requested the interest payments.

Loan 2

Loan 2 included two loans with a nominal value of kEUR 185 and kEUR 100, respectively, and an annual interest rate of 4% p.a. each. These loans were repayable including interest at maturity in December 2020. The loan with the nominal amount of kEUR 185 had not been repaid as of December 31, 2020, but was paid back on January 5, 2021.

Subordinated loans (crowdfunding)

These loans consisted of several crowdfunding loans with interest rates of 6% p.a. and different terms, varying between less than one year and up to 4 years. The issuing period ended in December 2020. The last repayment is due November 2024.

Mandatory convertible notes

In December 2020, Sono Group issued mandatory convertible notes with a nominal value of kEUR 6,800. According to the contract, conversion was mandatory upon the occurrence of certain events, including, an IPO of Sono Group. Upon the successful IPO in November 2021, these notes (carrying amount: kEUR 9,661) were fully converted into equity (for details on the IPO, please refer to note 1 General information and note 7.8 Equity). The investors of the mandatory convertible notes received a total of 737,664 ordinary shares with a par value of EUR 0.06 per share. The par value of the shares (kEUR 44) was recognized in subscribed capital, while the remainder (kEUR 9,617) was recognized in capital reserves. Accordingly, the financial liability relating to the notes was derecognized.

Convertible debentures

On December 7, 2022, December 8, 2022, and December 20, 2022,  the Company issued convertible debentures to Yorkville in three tranches with an aggregate nominal amount of kUSD 31,100 (kEUR 29,485) and an interest rate of 4% p.a. (12% p.a. upon event of default or “triggering event”). The convertible debentures are convertible into ordinary shares of the Company. The number of ordinary shares issuable upon conversion is determined by dividing the conversion amount (portion of principal and/or accrued interest to be converted) by the conversion price. The conversion price is the lower of USD 1.75 and 96.5% of the minimum daily volume-weighted average price on the seven trading days before conversion but not lower than the Floor Price of USD 0.15.

Any conversion is subject to certain limitations and conditions, including that Yorkville shall not have the right to convert any portion of the debentures or receive ordinary shares that would result in it and its affiliates beneficially owing in excess of 4.99% of the number of ordinary shares outstanding immediately after conversion.

Further limitations are the trading volume, the conversion price of the shares, and the conversion amount. A minimum conversion amount of kUSD 2,500 should be converted per calendar month except in the event of default or if the daily VWAP is below USD 0.15 for the defined period (triggering event). The monthly amount of principal to be converted, may not exceed the higher of 20% of the monthly dollar trading volume of Sono Group’s ordinary shares or kUSD 5,000 of principal amount of the debentures except in the event of default or with respect to conversions utilizing the “fixed conversion price” of USD 1.75.

If not converted (either partially or in whole), the convertible debentures are repayable, including interest, at maturity in December 2023. In case the contractually defined “triggering event” occurs the outstanding principal balance at that time will be due in equal monthly installments over the remaining life of the debentures (including accrued interest (increased to 12% p.a.) and a 6% payment premium). The agreement is subject to several default event clauses, which could accelerate repayment.

The contractual rights, in particular the conversion rights, can lead to changed cash flows and represent embedded derivatives, so that the contracts each consist of a host contract and embedded derivatives as financial instruments. The embedded derivatives (measured at FVTPL) are separated from the host (measured at amortized cost) and accounted for separately, as the economic characteristics and risks are not closely related to the host. The conversion rights of the convertible debentures are not an equity instrument but a liability, as the conversion features of the loan lead to a conversion into a variable number of shares. The conversion features and any other options provided for in the contracts of the convertible debentures that have to be bifurcated are treated as a combined embedded derivative as they share the same risk exposure and are interdependent. As the fair value of the convertible debentures (total fair values of the host contract and embedded derivatives) differed from the transaction price at initial recognition, this difference was deferred (day-one loss). The carrying amount of the host contracts and embedded derivatives are presented in the same financial statement line item net of the deferred day-one losses. The deferred day-one losses were amortized pro rata on a straight-line basis until end of May 2023 as expected date for the last conversion.

On December 21, 2022, the Company converted a portion of the nominal and accrued interest amount, kUSD 250 (kEUR 234) into equity by issuing 275,968 ordinary shares. The converted portion was deducted pro rata from the carrying amount of the host contract and the embedded derivatives (in total kEUR 286).

Participation rights

Between October 2018 and November 2019, Sono Motors issued participation rights with a total face value of kEUR 1,383 that bore a fixed interest rate of 3.5% p.a., plus a one-time bonus payment at maturity of 0.52% p.a. of the face value for each 1,000 cars reserved by potential customers between October 18, 2018, and December 31, 2019. More than 2,000 reservations were made during that period; as of December 31, 2020, the carrying amount of the liability includes the one-time bonus payment. The participation rights including the bonus payment were repaid in full in 2021.

7.10.2	Noncurrent financial liabilities

The below table displays details on items included in other noncurrent financial liabilities:

	Dec. 31, 2022	Dec. 31, 2021
	kEUR	kEUR

Loans	2,459	3,718
Lease liabilities	2,190	2,635
Total	4,649	6,353

For further details regarding the conditions of the other noncurrent financial liabilities, we refer to note 7.10.1 Financial liabilities overview.

7.10.3	Current financial liabilities

The below table displays details on items included in current financial liabilities:

	Dec. 31, 2022	Dec. 31, 2021
	kEUR	kEUR

Loans	29,782	31
Lease liabilities	443	441
Total	30,225	472

For further details regarding the conditions of the other financial liabilities, we refer to note 7.10.1 Financial liabilities overview.

7.11	Other noncurrent non-financial liabilities

The other non-current non-financial liabilities as of December 31, 2022 (kEUR 469; December 31, 2021: kEUR -) relate to government grants for long-term projects. Sono Group N.V. has received a grant from the European Climate, Infrastructure and Environmental Executive Agency (CINEA) for the development of electric vehicles and smart charging infrastructure. The project will enable and facilitate the mass deployment of electric vehicles and the accompanying smart charging infrastructure. Sono Group N.V. has received pre financing, the purpose of which is to provide the beneficiary with a float. Due to grant conditions and duration of the project, the pre-financing is classified as non-current liability as the completion of the grant conditions or the potential repayment if the grant conditions are not met isn’t expected to occur within a year of December 31, 2022.

This project is affected by the termination of the Sion. For further details see 9.7.1 Termination of Sion passenger car program.

7.12	Trade and other payables

The below table displays details on items included in trade and other payables:

	Dec. 31, 2022	Dec. 31, 2021*
	kEUR	kEUR

Trade payables	5,842	6,866
Other payables	5,815	1,001
Contract liabilities	42	-
Total	11,699	7,867

* Certain amounts have been reclassified to conform to the 2022 presentation.

Contract liabilities represent advance payments received from solar customers, for which the performance obligation has not yet been satisfied. Sono Group N.V. expects to recognize revenue within next 12 months; therefore, it is classified as a current liability. Trade and other payables increased in line with purchases mainly in the area of development associated with the deployment of SVC3 prototype.

7.13	Current other liabilities

The below table displays details on items included in other current liabilities:

	Dec. 31, 2022	Dec. 31, 2021*
	kEUR	kEUR

Accruals and deferrals	1,108	1,271
Employee tax liabilities (wage and church tax)	518	444
Tax liabilities (taxes and interest)	49	109
Current employee benefit liabilities (incl. social security)	142	383
Miscellaneous other liabilities	6	-
Total	1,823	2,207

* Certain amounts have been reclassified to conform to the 2022 presentation.

7.14	Provisions

The table below presents information on the movements and carrying amounts of provisions over the course of the reporting period.

	Balance as of	Usage	Reversals	Additions	Balance as of
	Jan. 1, 2022				Dec. 31, 2022
	KEUR	kEUR	kEUR	kEUR	kEUR

Other provisions	65	(65)	-	118	118
Personnel provisions	-	-	-	341	341
Financial statements	2,137	(2,137)	-	2,017	2,017
Total	2,202	(2,202)	-	2,476	2,476

	Balance as of	Usage	Reversals	Additions	Balance as of
	Jan. 1, 2021				Dec. 31, 2021
	KEUR	kEUR	kEUR	kEUR	kEUR

Other provisions	-	-	-	65	65
Personnel provisions	-	-	-	-	-
Financial statements	111	(111)	-	2,137	2,137
Total	111	(111)	-	2,202	2,202

The current provisions as of December 31, 2022 mainly relates to services to prepare consolidated annual financial statements in accordance with IFRS and services provided by the independent auditor (2022: kEUR 2,017; 2021: kEUR 2,137), and a legal case with an employee (2022: kEUR 287; 2021: kEUR -) included in personnel provisions. In February 2022, a former employee filed a claim in court against Sono Motors GmbH. The former employee asserts that the termination of his employment relationship by us was not justified and seeks re-employment. In May 2022, the former employee expanded the claims to recover certain benefits, which he claims to have a value of kEUR 14,200. Sono Group calculated a provision of kEUR 287 relating to the claim for certain benefits and recognized this in 2022. In December 2022, the court decided that the termination was not justified and the person was employed again. The court rejected the claims to recover certain benefits, and as of the balance sheet date it was assessed that an appeal was likely. In February 2023, the employee filed an appeal against this part of the court’s decision. In August 2023, we settled the claim with the former employee for kEUR 70.

7.15	Contingencies

In the first half of 2021, Sono Group informed its designated battery supplier that we would not purchase the battery from this supplier. The supplier has indicated that it believes it is entitled to compensation under its contract with us. In June 2022, the supplier filed an action for declaratory judgment with the Regional Court Stuttgart. Sono Group had assessed this claim would not be successful and the financial impact would be zero. On March 7, 2023, the former supplier declared the matter terminated in a written pleading.

For contingencies after the balance sheet date see note 9.7.1 Termination of the Sion passenger car program.

8	Disclosure of financial instruments and risk management

8.1	Type and management of financial risks

8.1.1	General information

Sono Group is exposed to certain financial risks with respect to its financial assets and liabilities and the transactions associated with its business model. These risks generally relate to credit risk, liquidity risk and market risks (especially interest rate risk, share price risk and foreign exchange rate risk).

The aim of risk management is to limit the potential negative impact on expected cash flows and take advantage of any opportunities that arise.

8.1.2	Credit risk

Credit risk is the risk of financial loss to Sono Group if a counterparty to a financial instrument fails to meet its contractual obligations and arises from cash and cash equivalents and other financial assets. To limit credit risk, cash deposits and investments are placed only with reputable financial institutions, based on a qualitative assessment by Sono Group’s finance department under consideration of the creditworthiness of the financial institutions. Consequently, the risk of default is considered to be low.

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

The table below reconciles the opening and ending balance for loss allowances for other current and noncurrent financial assets as well as cash and cash equivalents as of December 31:

Total
kEUR

Opening loss allowance as of January 1, 2021	6
Additions recognized in profit or loss during the period	6
Utilization	(2)
Closing loss allowance as of December 31, 2021	10

Opening loss allowance as of January 1, 2022	10
Additions recognized in profit or loss during the period	2
Reversals recognized in profit or loss during the period	(7)
Closing loss allowance as of December 31, 2022	5

The table below displays the gross carrying amount of other current and noncurrent financial assets as well as cash and cash equivalents by credit risk rating grades.

	Credit risk rating grade	Gross carrying amount (12m ECL)
		kEUR

December 31, 2021	Risk class 1	139,273
December 31, 2022	Risk class 1	31,654

Due to the small number of financial assets, Sono Group uses the ECL stages as credit risk rating grades. Risk class 1 denotes a stage 1 expected credit loss.

8.1.3	Liquidity risk

Liquidity risk is the risk that Sono Group will encounter difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets.

In the past, Sono Group has mainly relied on equity financing from shareholders and private investors. Although the IPO proceeds have served to increase the Group’s level of liquidity in 2021, Sono Group was exposed to liquidity risk arising mainly from financial liabilities from the operating business (trade payables, salaries) as well as from subordinated loans from crowdfunding activities and other loans. In addition, the received advance payments from customers could also potentially be requested to be repaid. As a result, management concluded in the past that Sono Group was exposed to high liquidity risk and consequently a risk of going concern.

In order to reach production of the Sion, Sono Group had to seek further financing during 2022 to meet its liquidity obligations. Sono was highly dependent on successful equity offerings or private investors.

Due to deteriorating market conditions during 2022, Sono was not successful in raising further funding from equity. However, in order to meet the planned start of production, Sono Group had to accelerate prepayments to suppliers which considerably decreased available liquidity. The considerably increased number of employees also had a negative impact on liquidity during 2022. Moreover, there was the risk of customers canceling their reservations and reclaiming their advance payments, and the risk of having to repay the customer prepayments in full in case the start of production, which had been postponed several times in the past already, could not be realized. For details on advance payments received, refer to note 7.9 Advance payments received from customers.

In December 2022, lacking more favorable financing offers,the Company issued convertible debentures in an aggregate nominal amount of kUSD 31,100 and an interest rate of 4% p.a. (12% p.a. upon the event of default or “triggering event”). In the case of the contractually defined “triggering event” the outstanding principal balance at that time will be due in equal monthly installments over the remaining life of the debentures (including accrued interest (increased to 12% p.a.) and a 6% payment premium). The agreement is subject to several default event clauses, which could accelerate repayment. For further information see note 7.10.1 Financial liabilities overview. Therefore, increased liquidity risk did arise from the contract. At the balance sheet date there was no triggering or default event, and it was expected that the full amount outstanding will be converted and therefore contractual undiscounted payments were expected to be zero. Finally, in order to have a chance to realize the start of production in the first half of 2024, Sono started a Crowdfunding campaign in December 2022 with the aim to raise approximately kEUR 105,000 through customer prepayments and investor financing. As the campaign concluded unsuccessfully in February 2023, the Sion passenger car program was terminated, which in turn required Sono Group to repay all customer advance payments, as well as any potential supplier claims arising from the termination. This was not possible due to the limited remaining liquidity and therefore, in May 2023, the Sono Group entities applied to the relevant courts to open self-administered insolvency proceedings. For further information see note 9.7. Subsequent events.

In the past, given that management was aware of the high liquidity risk, Sono Group’s liquidity management focused on the availability of cash and cash equivalents for operational activities, repayments of liabilities, development expenses and further fixed asset investments by means of  budget planning and appropriate reactions to expected cash restrictions.  Sono Group has established an appropriate approach to managing short-, medium- and long-term financing and liquidity requirements. It originally managed liquidity risks by holding cash reserves, raising funding through share issues and debt financial instruments, as well as by monitoring forecasted and actual cash flows. To monitor the availability of liquidity, cash flow forecasts are developed on a regular basis. Based on these cash flow forecasts, a run rate, which displays the period Sono Group is able to carry on its current operations without additional financing, is determined. As a safeguard for legal risks associated with liquidity issues, due to the high liquidity risk, especially during 2022 when financing attempts proved unsuccessful and the reserve initially held for the potential risk to repay customer prepayments was partially used for Sion related payment obligations,  external legal advice has been sought in order to comply with German insolvency laws. This finally lead to the decision of management in May 2023 to file for insolvency (see note 9.7.2 Filing for insolvency)

In case the Yorkville Agreements from December 2023 will close successfully and the underlying Solar Bus Kit business plan will become effective (see note 9.7.4 Funding and restructuring agreement), management’s focus related to managing liquidity will be on the close control that the business plan assumptions will be met. Due to the limited funding that is planned to be provided by Yorkville until end of 2024 and based on the due date of the repayment obligation in July 2025 together with the dependency to successfully raise further funding from investors, Sono Management continues to assess liquidity risk to be high. Also refer to note 4.12.1 Going concern.

The table below summarizes the maturity profile of Sono Group’s financial liabilities based on contractual undiscounted payments:

	Carrying amount	< 1 year	1 to 5 years	>5 years
	kEUR	kEUR	kEUR	kEUR

Trade and other payables	11,699	11,699	-	-
Loans*	32,241	31,642	2,636	-
Lease liabilities	2,633	522	1,805	544
Total December 31, 2022	46,573	43,863	4,441	544

* As of balance sheet date it was likely that the full amount outstanding of the convertible debentures will be converted, however the impact of the convertible loans being repaid is shown..

	Carrying amount	< 1 year	1 to 5 years	>5 years
	kEUR	kEUR	kEUR	kEUR

Trade and other payables	7,867	7,867	-	-
Loans	3,749	186	4,134	-
Lease liabilities	3,076	503	2,000	810
Total December 31, 2021	14,692	8,556	6,134	810

8.1.4	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Sono Group’s exposure to the risk of changes in market interest rates relates primarily to cash and cash equivalents, as financial liabilities bear either no interest (trade and other payables) or fixed interest (loans and lease liabilities).

Sono Group was exposed to the risk of being charged negative interest rates on its bank deposits at a fixed interest rate. In the reporting period, negative interest charges amount to kEUR 287 (2021: kEUR 156; 2020: kEUR 49) and is disclosed as part of bank charges in note 6.4 General and administrative expenses. After the balance sheet date, the market interest rate has continued to increase and there is likely no longer the risk of being charged negative interest on bank deposits.

Interest rate exposure is monitored on an ongoing basis. As a measure to reduce such risk, payment of trade and other payables is streamlined accordingly.

8.1.5	Share price risk

Share price risk relates to the risk of losses resulting from the unfavorable development of share prices. Sono Group is exposed to its own share price risk due to the conversion rights for Yorkville embedded in the convertible debentures. For details relating to the convertible debentures, please refer to note 7.10.1 Financial liabilities overview. As of December 31, 2022, the convertible debentures were subjected to a sensitivity analysis with regard to share price risk. The hypothetical effects to profit or loss in case of a change in Sono Group N.V.’s share price are presented in section 8.3.2 Carrying amounts and fair values. Share price development is monitored regularly and it is determined on a case by case basis whether any specific action is required.

8.1.6	Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to currency risk relates to cash balances, recognized convertible debentures and trade payables in a currency other than the functional currency of the Group. Currency risk is managed by closely monitoring account balances in foreign currencies and exchange rates to assess the exposure to currency risk on an ongoing basis. Hedging has been discussed and analyzed for usefulness and was not deemed necessary at that point in time, however, the topic is  revisited regularly to continuously assess the situation.

Sono Group had the following carrying amounts of exposures in foreign currency:

	December 31, 2022	December 31, 2021
	kEUR	kEUR
Cash
USD	16,465	26,877
Convertible debentures (all components)
USD	28,448	-
Trade payables
CNY	-	916
USD	549	127
SEK	128	12
GBP	267	2
CHF	15	-
PLN	-	-
	45,872	27,934

At the end of the reporting period and of the previous year, Sono Group had no trade and other receivables in foreign currencies. There were no hedging relationships at the end of the respective periods.

Based on the respective exchange rates, a hypothetical appreciation of the EUR compared to the foreign currencies by 10% would have resulted in the following effect on consolidated profit or loss before taxes.

EUR appreciation by 10%	December 31, 2022	December 31, 2021
	kEUR	kEUR
USD	1,139	(2,432)
CNY	-	83
SEK	12	1
GBP	24	-
CHF	1	-
PLN	0	-
	1,176	(2,348)

Based on the respective exchange rates at the end of the reporting period, a hypothetical depreciation of the EUR compared to the foreign currencies by 10% would have resulted in the following effect on consolidated profit before taxes.

EUR depreciation by 10%	December 31, 2022	December 31, 2021
	kEUR	kEUR
USD	(1,392)	2,972
CNY	-	(102)
SEK	(14)	(1)
GBP	(30)	-
CHF	(2)	-
PLN	(0)	-
	(1,438)	2,869

8.2	Capital management

For the purpose of Sono Group’s capital management, capital includes share capital and all other equity reserves attributable to equity holders. The total amount of capital in the reporting year was kEUR (43,513) (2021: kEUR 83,439). The primary objective of Sono Group’s capital management is to maximize shareholder value through investment in its development activities. Capital requirements are based on short- to medium-term forecasts, and Sono Group assesses various financing options when needed.

As of December 31, 2022, based on the stage of the business cycle of Sono Group’s products, the electric vehicle Sion, the Sono Digital App and Sono Solar, the Group relies almost exclusively on external financing.

For information on the capital raised in 2021 and 2022, please refer to note 7.8 Equity. For events after the balance sheet date see note 9.7. Subsequent events.

8.3	Additional information on financial instruments

8.3.1	Offsetting of financial assets and liabilities

Sono Group neither applies offsetting in the balance sheet nor has any instruments that are subject to a legally enforceable master netting arrangement or a similar agreement.

8.3.2	Carrying amounts and fair values

The table below displays information on fair value measurements, carrying amounts and categorization of financial instruments of Sono Group.

	December 31, 2022
kEUR	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Security deposits	156	AC	131	2
Other assets	2	AC	n/a*	n/a
Current financial assets
Other financial assets
Paypal reserve	395	AC	n/a*	n/a
Receivables from crowdfunding and deposits	162	AC	n/a*	n/a
Debtor creditors	463	AC	n/a*	n/a
Current trade receivables	24	AC	n/a*	n/a
Current trade receivables (affiliated companies)	-	AC	n/a*	n/a
Other	90	AC	n/a*	n/a
Cash and cash equivalents	30,357	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans	2,459	FLAC	2,265	3
Lease liabilities	2,190	-	-	-
Current financial liabilities
Financial liabilities
Loans	1,334	FLAC	n/a*	n/a
Convertible debentures (host contracts)	26,146	FLAC	26,735	3
Convertible debentures (embedded derivatives)	5,575	FVTPL	5,575	3
Convertible debentures (deferred day-one losses)	(3,273)	-	-
Lease liabilities	443	-	-	-
Trade Payables	5,842	FLAC	n/a*	n/a
Other payables	5,815	FLAC	n/a*	n/a
Contract liabilities	42	-	-	-

*	The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

	December 31, 2021
kEUR	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Security deposits	91	AC	89	2
Current financial assets
Other financial assets
Paypal reserve	6,000	AC	n/a*	n/a
Receivables from crowdfunding and deposits	169	AC	n/a*	n/a
Debtor creditors	26	AC	n/a*	n/a
Current trade receivables	20	AC	n/a*	n/a
Current trade receivables (affiliated companies)	11	AC	n/a*	n/a
Other	7	AC	n/a*	n/a
Cash and cash equivalents	132,939	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans and participation rights	3,718	FLAC	3,466	3
Lease liabilities	2,635	-	-	-
Current financial liabilities
Financial liabilities
Loans and participation rights	31	FLAC	n/a*	n/a
Lease liabilities	441	-	-	-
Trade payables	6,866	FLAC	n/a*	n/a
Other payables	1,001	FLAC	n/a*	n/a

*	The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

The carrying amounts of each of the categories listed above as defined according to IFRS 9 as of the reporting dates were as follows:

	Dec. 31, 2022	Dec. 31, 2021
	kEUR	kEUR

Financial assets measured at amortized cost (AC)	31,649	139,263
Financial liabilities measured at amortized cost (FLAC)	41,596	11,616
Financial liabilities measured at fair value through profit or loss (FVTPL)	5,575	-

All financial assets and liabilities for which the fair value is measured or disclosed in the consolidated financial statements are categorized according to the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Inputs are quoted prices in (unadjusted) active markets for identical assets or liabilities

•	Level 2 — Inputs are inputs, other than quoted prices included within Level 1, which are directly or indirectly observable

•	Level 3 — Inputs are unobservable for the asset or liability

The fair values of the two components of each of the convertible debentures, i.e., the host contract and the combined embedded derivatives, were determined as follows: First, the fair value of the hybrid financial instrument was determined by applying a simulation model (valuation technique) in which expected cash flows are based on expectations regarding the volume and point in time of conversion. In this simulation model with 50,000 simulated paths, the daily share prices are modeled based on a geometric Brownian motion with a drift rate equal to the risk-free interest rate over a one-year period. The conversion price is determined as the minimum of the simulated share prices during the seven-day period immediately preceding each assumed conversion date. As long as the simulated share price remains at or above USD 0.15, the number of shares issued at each assumed conversion date results from dividing the assumed conversion amount by the simulated conversion price. Otherwise, the contractually agreed repayment of the remaining debt and accrued interest over the remaining time to maturity and increased interest payments are considered instead. The model also considers the possibility of a default. If a simulated path results in a default situation, the remaining principal and accrued interest are multiplied by the recovery rate. As this rate is assumed to be 0% after consideration of other financial obligations, the model effectively sets the payments to the investor to zero in case of default. The resulting risk-adjusted expected cash flows are discounted using a risk-free interest rate. The calculation is based on non-observable input factors with significant influence on the fair value regarding the probability of default, recovery rate and volatilities. Subsequently, the fair value of the host contract was determined by applying the discounted cash flow method (valuation technique). Thereby, the contractually agreed future cash flows in relation to the host contract without exercise of existing derivative rights (i.e., conversion rights) are discounted using an interest rate derived from an estimated credit rating. The credit spread linked to this estimated credit rating is a non-observable input factor with significant influence on the fair value of the host contract. Finally, according to IFRS 9.4.3.7 the fair value of the (embedded) derivatives is determined as the difference between the fair value of the hybrid contract and the fair value of the host contract. Both the fair value of the host contract (FLAC; non-recurring fair value measurement) and of the (embedded) derivatives (FVTPL; recurring fair value measurement) are classified as level 3.

Due to their short-term nature, the carrying amounts of the cash and cash equivalents and other current financial assets and liabilities approximate their fair value (except of the convertible debentures). The fair value of noncurrent financial assets and liabilities is determined by applying the discounted cash flow method (valuation technique). In doing so, future cash flows resulting from the financial asset or liability are discounted using an interest rate derived from an estimated credit rating.

In case of noncurrent financial assets, the counterparties are reputable financial institutions, thus credit risk has no significant influence on fair value, which leads to a classification as level 2 fair value.

At the end of fiscal year 2022, the fair values of noncurrent financial liabilities measured at amortized cost are classified as level 3 as the credit rating is a non-observable input factor with significant influence on the fair value.

The Sono Group performs valuations including level 3 fair value measurements with the involvement of external consultants (valuation specialists). As part of the valuation process, Sono Group reviewed the contents of the contracts, concluded on the key assumptions, held discussions with the valuation specialists to ensure a consistent valuation in relation to all financial instruments and evaluated the valuation results.

The following table summarizes the quantitative information about significant observable and unobservable inputs used in level 3 recurring fair value measurements and shows the effect on the fair value when the input parameters increase or decrease:

Description	Fair value December 31, 2022 (in kEUR)	Observable* /unobservable input factor	Range of increase/ decrease of input factor	Relationship of change in observable/unobservable input factor to fair value
				Effect of increase of input parameter (in kEUR)	Effect of decrease of input parameter (in kEUR)
Convertible debentures ((embedded) derivative)	5,575	Share price*	+/- 10%	+289	-199
		Exchange rate USD/EUR*	+/- 10%	-507	+619
		Risk-free interest rate*	+/- 100 basis points	+157	-161
		Share price volatility	+/- 10 percentage points	+410	-392
		Credit spread	+/- 100 basis points	+218	-222
		Probability of default	+/- 1 rating notch change	-606	+556
		Recovery rate in case of event of default	+ 10%	+94	-
		(Partial) conversion in equity	accelerated schedule/ decelerated schedule	+165	-237

*      Share price, exchange rate and risk-free interest rate are observable input parameters

For the unobservable input factors, there is a relationship between the credit spread (used as an input for the valuation of the host contract) and the probability of default (used as a direct input for the valuation of the hybrid instrument). If the rating-based credit spread increases, it can be assumed that the probability of default will also increase, as this is also determined on the basis of ratings. For small incremental changes, a higher credit spread leads to a lower value of the host contract and accordingly to a higher value assigned to the embedded derivatives. An incrementally higher probability of default leads to a lower value of the hybrid contract and accordingly a lower value assigned to the embedded derivatives. Hence, the effect of the individual input factors on the change in fair value of the embedded derivatives is weakened in each case. As of the balance sheet date, conversions were expected to occur over a relatively short time horizon, so a sharp increase in credit spread or probability of default was not expected. However, when the increase reaches a critical level, the fair value of both the host contract and the embedded derivatives begin to approach zero, because economically beneficial conversions become less likely and repayments of principal and interest on the host contract also become less likely.

In addition, there is also a correlation between the extent and timing of conversions of convertible debentures into equity and the probability of default. The probability of default has a greater impact on the fair value the later the conversions take place (e.g., in the case of minimum conversions).

The following table presents the changes in the recurring level 3 fair value measurements (i.e., derivatives embedded in the convertible debentures) for the period ended December 31, 2022, and December 31, 2021:

	2022	2021
	kEUR	kEUR

Balance at beginning of year	-	-
Additions (convertible debentures issued)	6,336	-
Conversion in equity (capital and other reserves)	(50)	-
Fair value changes presented in profit or loss (interest and similar income)	(645)	-
Income from currency revaluation (interest and similar income)	(66)	-
Balance at end of year	5,575	-

The amount of the total gains or losses for the period presented in the table above that affect the profit and loss statement are all unrealised.

The table below reconciles the opening and ending balance for the deferred day-one losses as of December 31:

	2022	2021
	kEUR	kEUR

Balance at beginning of year	-	-
Additions	3,766	-
Expense from currency revaluation	(37)	-
Amortization recognized in profit or loss during the period	(456)	-
Balance at end of year	3,273	-

8.3.3	Income and expenses

Total interest income and total interest expense are calculated by applying the EIR method to the gross carrying amount of financial assets and liabilities measured at amortized cost. Total interest expenses were as follows:

	2022	2021	2020
	kEUR	kEUR	kEUR

Total interest expense for financial assets at amortized cost	287	156	43
Total interest expense for financial liabilities at amortized cost	1,096	319	560

The presented total interest expense for financial assets at amortized cost is included in other general and administrative expenses as it results from negative interest charges. See note 8.1.4 Interest rate risk for further details.

The table below shows the net gains or losses of financial instruments by measurement categories:

	2022	2021	2020
	kEUR	kEUR	kEUR

Net (loss) for financial assets at amortized cost	(282)	(162)	(49)
Net (loss) for financial liabilities at amortized cost	(808)	(319)	(560)
Net gain for financial liabilities at FVTPL	711	2,802	59

Net losses for financial assets at amortized cost include reversals in the loss allowance as well as losses due to negative interest charges, disclosed as bank charges. Net losses for financial liabilities at amortized cost include interest expenses and currency revaluations.

Net gain for financial liabilities at FVTPL includes changes in the fair value measurement of the convertible debentures embedded derivatives and currency revaluations. In 2021, net gain for financial liabilities at FVTPL included changes in the fair value measurement of mandatory convertible notes, including fair value changes due to own credit risk.

9	Other disclosures

9.1	Defined contribution plans (government-run pension plans)

Sono Motors makes payments under defined contributions plans, related to government-run pension plans. In the financial year 2022, the total expense recognized amounted to kEUR 2,004 (2021: kEUR 1,047; 2020: kEUR 491).

9.2	Government grants

In fiscal year 2022, other operating income includes an amount of kEUR 260 (2021: kEUR 71; 2020: kEUR 68) related to grants received.

The government grant income in the current period relates to a research grant in the form of tax subsidies for expenses related to solar projects that were incurred in 2020. The entire amount was awarded, received and recognized in 2022.

The amounts recognized in 2021 and 2020 related to a grant that Sono Motors received from the EU to promote the development of open-source hardware as part of the “OPEN_NEXT” project. The “OPEN_NEXT” grant is divided into pre-financing, interim and a final payment. The grant has the purpose to reimburse Sono Motors for direct personnel costs, direct costs of subcontracting, other direct costs and indirect costs in relation to the development of open-source hardware in the form of company-community collaborations. The payments are deferred and recognized in profit and loss over a period of 18 months each to match them with the costs that they are intended to reimburse. In 2021, one interim grant payment of kEUR 18 was received and recognized in other operating income. There are no unfulfilled conditions or other contingencies attached to these grants. However, as of the balance sheet date, the final payment amount was uncertain.

9.3	Remuneration based on shares (share-based payment)

9.3.1	Staff members and managers - CSOP

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

In December 2020, Management has offered all participants of the existing employee participation program as well as five additional staff members (one active and four former staff members) to transfer or join the new employee participation program (Conversion Stock Option Program or CSOP), which is equity-settled. Therefore, all participants were asked to leave the current employee participation program by signing a cancellation agreement and to join the new program. As of December 31, 2020, 88 employees, including all management-level employees, have signed the CSOP and thus the employee participants program for managers was obsolete as of December 31, 2020.

The table below shows the current status of the number of employees as of December 31, 2022:

	Cash-settled program	Equity-settled program

Staff members	1	85
Managers	-	3
	1	88

In November 2021, Sono Group successfully completed an IPO and is now listed on the Nasdaq.

No expense and liability have been recognized for the one participant remaining in the cash-settled program because management does not consider an IPO an ‘exit-event’ in accordance with the cash-settled employee participation program and consequently does not consider a payment to the remaining participant probable as of December 31, 2022.

An IPO would constitute an ‘exit-event’ according to the CSOP.

For all staff members as well as one manager in the CSOP, all granted share options are fully vested as of December 31, 2022 (also fully vested as of December 31, 2021). They became exercisable one year after the IPO in November 2022. All unexercised share options expire four years after the IPO.

Immediately prior to the pricing of the IPO on November 16, 2021, additional ordinary shares were issued to all of our existing shareholders, replicating the effect of a share split. Each of the existing shareholders received 0.71 additional ordinary shares per common share or high voting share held by them immediately prior to the pricing of our IPO, rounded down to the nearest integer. CSOP participants, upon the exercise of their options will be granted a further 0.71 shares.

Two managers in the CSOP have a vesting period of 36 months (service condition) for their granted share options, beginning at a contractually set date. If the employment of the managers with Sono Motors GmbH, Munich, Germany, ends during the vesting period, a pro rata number of the share options might be granted, depending on contractually agreed good or bad leaver scenarios. After the vesting period all granted share options become exercisable. Other than that, there are no vesting conditions.

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

The following table illustrates the volume of the program, the weighted average fair value at grant date as well as the total expense of the period and the corresponding increase in equity:

December 31, 2022

Number of options	1,805,100
Number of options exercised	242,123
Weighted average fair value at grant date (EUR)	19.26
Expense of the period (kEUR)	652
Increase in equity (kEUR)	652

December 31, 2021

Number of options	1,805,100
Weighted average fair value at grant date (EUR)	19.26
Expense of the period (kEUR)	1,898
Increase in equity (kEUR)	1,898

The following table illustrates the number of, and movements in, share options during the year:

	2022	2021
As of January 1	1,805,100	-
Granted during the period	-	1,805,100
Forfeited during the period	-	-
Exercised during the period	(242,123)	-
As of December 31	1,562,977	1,805,100
Weighted average remaining contractual life	2.9 years	3.9 years

When participants exercise their options, they are entitled to a bonus share issue of 0.71 extra shares. Thus, the outstanding number of share options as of December 31, 2022, 1,562,977 (2021: 1,805,100) give the right to acquire about 2,672,691 (2021: 3,086,721) shares.

The exercise price of all share options is EUR 0.06. During the period 242,123 shares were exercised with a weighted average share price of EUR 1.06.

The fair value of the share options for the equity-settled share-based transactions was measured using Black-Scholes Model on the grant date and the following inputs:

Input factor

Weighted average share price (EUR)	22.01
Exercise price (EUR)	0.06
Expected volatility	75%
Option life (yrs.)	1.29
Expected dividends (EUR)	0.00
Risk-free interest rate	(0.73)%
Lack of marketability discount	14.39%

The expected life of the share options was based on current expectations and was not necessarily indicative of exercise patterns that may occur. The expected volatility was based on an evaluation of historical volatilities of comparable listed peer group companies. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

9.3.2	Staff members - ESOP

In April 2022, Management offered all permanent employees, except the top management, the opportunity to join a new employee participation program (Employee Stock Option Program or ESOP), which is equity-settled. Every employee will be granted the equivalent of ten percent of their annual gross salary in stock options, with a minimum of kEUR 5 worth of stock options, per year and employee.

As of December 31, 2022, no employees have signed the ESOP because the drafting of the contracts has not been finalized yet. However, since the employees are already rendering service for the ESOP, expense has been recognized from the second quarter of 2022. It is the intention of Management to implement this program, and for employees that meet the relevant cliff vesting dates to be eligible for the program, even if the program is implemented after the employee leaves Sono Group.

The table below shows the expected entitlement status as of December 31, 2022:

Number of entitlements

Entitlement for 2021 tranche	156
Entitlement for 2022 tranche	363
519

Tranches for the years 2021 and 2022 have a cliff vesting that requires staff members to remain employed at Sono Motors until a certain date. The cliff date for the 2021 tranche is September 30, 2022 and for the 2022 tranche it is June 30, 2023. If the employment of the staff with Sono Motors should end before the cliff date, the share options are forfeited. After the vesting period all granted share options will become immediately exercisable. The contractual life of the option has not yet been finalized.

Sono Group initially measures the fair value of the received services by reference to the fair value of the equity instruments (share options) which are planned to be granted and the number of share options planned in relation to each participant and which is expected to vest. The fair value was calculated as equal to the share price on the valuation date less the exercise price. The measurement of the fair value is provisional and will be updated on the grant date. Sono Group recognizes the fair value of the services as expenses and a corresponding increase in equity when the services are received.

The following table illustrates the planned volume of the program, the weighted average fair value at reporting date December 31, 2022, as well as the total expense of the period and the corresponding increase in equity:

December 31, 2022

Number of options	583,993
Weighted average fair value at reporting date (EUR)	0.86
Expense of the period (kEUR)	308
Increase in equity (kEUR)	308

Sono N.V. recognized the proportionate fair value as other general and administrative expense (kEUR 70), selling and distribution expense (kEUR 23) and cost development expense (kEUR 235).

The exercise price of all share options will be EUR 0.06. The price of Sono shares as of December 31, 2022, converted to Euro, amounts to EUR 0.92.

After the balance sheet date, there is uncertainty on whether these share options will be granted. See note 9.7.6 Remuneration based on shares (share-based payment).

9.3.3	Supervisory Board - RSUs

In November 2021, Sono Group established a supervisory board. As of December 31, 2021, the supervisory board consisted of five members. The members received share-based payment based on awarded restricted stock units (“RSU”), as part of their remuneration. RSU is the right to receive, in cash, in assets, in the form of plan shares valued at fair market value (“FMV”), or a combination, the FMV of one share on the exercise date. FMV is the closing price of a Sono share on the relevant date on the principal stock exchange where Sono shares have been admitted for trading. The RSU agreements were signed on November 25, 2021, by four members of the supervisory board and on February 22, 2022, by one member of the supervisory board. The RSU      vest in four equal installments on each anniversary of November 19, 2021, with the fourth installment vesting on the earlier of (a) the fourth anniversary of November 19, 2021 (b) the annual general meeting of the Sono N.V. to be held in 2025 (exercise dates). The RSUs expire on the tenth anniversary of November 19, 2021. The measurement date for the four members was November 25, 2021 and for one member February 2, 2022. There are no contractual performance obligations. Vested tranches of RSUs may be exercised at the option of Sono Group in cash or in the form of ordinary shares. During 2022, one supervisory board member left the board and forfeited their RSUs. In December 2022, a new member joined the supervisory board, however there are no RSUs granted as of period end.

Sono Group considers the RSU a transaction in which the terms of the arrangement provide Sono Group with a choice of settlement. Management determined that Sono Group does not have an obligation to settle in cash and therefore accounts for the transactions with the requirements applying to equity-settled share-based payment transactions.

Sono Group measures the fair value of the received services by reference to the fair value of the equity instruments (share options) granted and the number of share options contractually agreed on with members of the supervisory board. The fair value was calculated as equal to the share price on the valuation date less the exercise price. Sono Group recognizes the fair value of the services as expenses and a corresponding increase in equity when the services are rendered by the members of the supervisory board during the vesting period, with a corresponding increase in equity.

The following table illustrates the volume of the program, the weighted average fair value at measurement date as well as the total expense of the period and the corresponding increase in equity:

December 31, 2022

Number of options	63,869
Weighted average fair value at measurement date (EUR)	13.34
Expense of the period (kEUR)	390
Increase in equity (kEUR)	390

December 31, 2021

Number of options	86,411
Weighted average fair value at measurement date (EUR)	14.74
Expense of the period (kEUR)	83
Increase in equity (kEUR)	83

Sono N.V. recognized the proportionate fair value as other general and administrative expense.

The following table illustrates the number of, and movements in, share options during the year:

	2022	2021
As of January 1	86,411	-
Granted during the period	-	86,411
Forfeited during the period	(22,542)	-
Exercised during the period	-	-
As of December 31	63,869	86,411
The weighted average remaining contractual life	8.9 years	9.9 years

The forfeited RSUs are due to a board member that joined in November 2021 resigning from the board in January 2022 and therefore forfeiting the granted options.

The exercise price of all share options will be EUR 0.00.

See note 9.7.6 Remuneration based on shares (share-based payment) for events after the balance sheet date.

9.3.4	Supervisory Board - Bonus RSUs

In March 2022, the Supervisory Board were offered bonus RSUs, in addition to those described in note 9.3.2. The RSUs were compensation for work performed over the period from December 2021 to June 2022. These bonus share options were committed to, but not yet granted as there are no contracts signed and no AGM resolution approving this compensation. However, since the supervisory board members had already rendered service the expense has been recognized in 2022.

The vesting period was intended to be 12 months to December 2022. If the supervisory board members should leave before the end of the vesting period, the share options would be forfeited. After the vesting period all granted share options will become immediately exercisable once granted.

Sono Group considers the RSU a transaction in which the terms of the arrangement provide Sono Group with a choice of settlement. Management determined that Sono Group does not have an obligation to settle in cash and therefore accounts for the transactions with the requirements applying to equity-settled share-based payment transactions.

Sono Group initially measures the fair value of the received services by reference to the fair value of the equity instruments (share options) granted and the number of share options contractually agreed on with members of the supervisory board. The fair value was calculated as equal to the share price on the valuation date less the exercise price. The measurement of the fair value is provisional and will be updated on the grant date. Sono Group recognizes the fair value of the services as expenses and a corresponding increase in equity when the services are rendered by the members of the supervisory board during the vesting period, with a corresponding increase in equity.

The following table illustrates the volume of the program, the weighted average fair value at measurement date as well as the total expense of the period and the corresponding increase in equity:

December 31, 2022

Number of options	104,468
Weighted average fair value at measurement date (EUR)	0.92
Expense of the period (kEUR)	96
Increase in equity (kEUR)	96

Sono N.V. recognized the proportionate fair value as other general and administrative expense. The exercise price of all share options will be EUR 0.00.

See note 9.7.6 Remuneration based on shares (share-based payment) for events after the balance sheet date.

9.4	Loss per share

Basic loss per share is calculated by dividing earnings attributable to Sono N.V. shareholders by the weighted average number of ordinary and high voting shares outstanding during the reporting period. The high voting shares entitle the shareholders to additional voting rights, but not to higher dividend rights. There are currently no factors resulting in a dilution of earnings per share due to the loss for each period presented. As a result, basic loss per share equals diluted loss per share.

Loss per share

	2022	2021	2020
	EUR	EUR	EUR
From continuing operations attributable to the ordinary equity holders of the company	(2.21)	(1.07)	(0.97)
	(2.21)	(1.07)	(0.97)

The capital increases have resulted in an increase in the number of shares in the reporting year. Moreover, the weighted number of shares was adjusted retroactively in accordance with IAS 33.28 to reflect the issue of bonus shares in 2021. The adjusted weighted number of shares increased to 83,055,318 in the reporting year (2021: 59,836,824; 2020: 57,684,220).

9.5	Related parties

Related parties of Sono Group include the following persons as well as their close family members:

●	C-level Management

●	Significant shareholders - Jona Christians and Laurin Hahn

●	Supervisory Board members

Further, related parties of Sono Group also include the following entities:

●	Sono Motors Management UG

●	Sono Motors Investment UG

Sono N.V. is not controlled by any other entity, but controls Sono Motors GmbH as of December 31, 2022. In 2023, there is a loss of control, expected to be temporary. See note 9.7.3 Loss of control.

The below table displays the compensation of key management personnel:

	2022	2021	2020
	kEUR	kEUR	kEUR

Short-term employee benefits	921	1,317	558
Share-based payments	1,138	1,898	5,829
Total compensation	2,059	3,215	6,387

The share-based payments as of December 31, 2022 relate to the CSOP (kEUR 652; 2021: kEUR 1,898; 2020: 5,829) and to the share-based payment program of the supervisory board RSU (kEUR 486; 2021: kEUR -; 2020: k EUR-).

Since the establishment of the supervisory board in November 2021, the members have received share-based payments based on awarded restricted stock units (RSU) as part of their remuneration. See note 9.3.3 Supervisory Board - RSUs and note 9.3.4. Supervisory Board - Bonus RSUs for further information on supervisory board share-based payments.

Below are other related party transactions during the financial year.

	2022	2021	2020
	kEUR	kEUR	kEUR

Expenses for marketing activities	107	-	-
Expenses for employee events	1	-	-
Total expenses	108	-	-

The table below displays loans and advance payments received from key management personnel and other related parties:

	2022	2021	2020
	kEUR	kEUR	kEUR

Loans from key management personnel (subordinated crowdfunding loan II)	2	2	2
Loans from other related parties	-	-	199
	2	2	201
Advance payments received from key management personnel*	49	47	52
Total	51	49	253

*	for which 10 Sono points have been granted

For the terms and conditions of the subordinated loans (crowdfunding), we refer to note 7.10.2 Noncurrent financial liabilities.

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

The statement of cash flows presents information on the cash flow from operating, financing and investing activities. In fiscal year 2022 and previous years, non-cash financing and investing activities include the acquisition of right-of-use assets (see note 7.3 Right-of-use assets). The table below presents a reconciliation of liabilities arising from financing activities.

	Jan. 1, 2022	Cash flows	Non-cash changes			Dec. 31, 2022
			EIR method	Additions	Other
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR

Financial liabilities*
Loans	3,749	28,425	931	-	(864)	32,241
Lease liabilities	3,076	(429)	-	-	(14)	2,633
Total	6,825	27,996	931	-	(878)	34,874

* including current and noncurrent financial liabilities

	Jan. 1, 2021	Cash flows	Non-cash changes Additions			Dec. 31, 2021
			EIR method		Other
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR

Financial liabilities*
Loans	12,765	(2,187)	30	-	(6,859)	3,749
Lease liabilities	1,958	(378)	-	1,496	-	3,076
Total	14,723	(2,565)	30	1,496	(6,859)	6,825

* including current and noncurrent financial liabilities

	Jan. 1, 2020	Cash flows	Non-cash changes			Dec. 31, 2020
			EIR method	Additions	Other
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR

Financial liabilities*
Loans and participation rights	6,250	8,330	482	(650)	(1,648)	12,765
Lease liabilities	2,228	(282)	-	12	-	1,958
Total	8,478	8,049	482	(638)	(1,648)	14,723

* including current and noncurrent financial liabilities

The column “EIR method” includes both interest paid and non-cash interest expenses.

In 2022, the presented other non-cash changes include the transfer of one portion of the convertible debentures to equity, foreign exchange effects, amortization of the deferred day-one losses and the fair value changes of the bifurcated embedded derivatives. In 2021, other non-cash changes included the transfer of the mandatory convertible notes to equity and the fair value changes of the mandatory convertible notes. In fiscal year 2020, other non-cash changes included a transfer from debt to equity (kEUR -1,648) in connection with a settlement agreement with a capital provider. For further details, we refer to note 7.10.1 Financial liabilities overview.

9.7	Subsequent events

There were various material non-adjusting events that occurred after the end of the reporting period and are described below in more detail.

On February 24, 2023, Sono Group decided and announced the decision to terminate the Sion passenger car program due to a lack of available funding and to pivot the business model to exclusively retrofitting and integrating Sono Group’s solar technology onto third party vehicles. In connection with the Sion termination, Thomas Hausch stepped down from his role as Managing Director of Sono Motors and Sono N.V. The significant impacts of the termination of the Sion passenger car program were that 60% of the workforce (249 employees) were terminated and that the advance payments received from customers for the Sion were now due back to customers, as the car will not be delivered anymore.

Four out of five supervisory board members resigned in April 2023. On September 11, 2023, three new members were provisionally appointed to our supervisory board.

Sono Group was not able to obtain external financing or sell the Sion passenger car program before the customer advance payments became due. Management ultimately concluded that Sono Motors and Sono N.V. were over-indebted and faced impending illiquidity. Management applied in May 2023 for the opening of self-administration proceedings with respect to Sono Group N.V. and protective shield proceedings for Sono Motors with the goal of sustainably restructuring the business. Upon applying for the self-administration proceedings, Sono Group became generally prohibited from paying any pre-petition debt. As a result, all outstanding liabilities payments will be handled through creditor proceedings.

Due to the opening of the self-administration proceedings and the appointment of a custodian (Sachwalter)  Sono N.V. lost control of Sono Motors. After this event, the Sono N.V. no longer had the power to direct the activities of Sono Motors. This resulted in a deemed disposal of the subsidiary Sono Motors, which will be reflected prospectively in the 2023 financial statements from the date of loss of control ( May 19, 2023).

A mergers and acquisitions process was initiated to find one or more potential investors. During this period further terminations of employees occurred. In November 2023, Sono N.V. entered into certain investment-related agreements with one of the main creditors, Yorkville, with the aim of bringing Sono Motors and Sono N.V. out of the insolvency proceedings, and becoming a going-concern until the end of 2024. As part of this agreement, Yorkville has extended the repayment date of the existing convertible debentures to July 1, 2025. The financing related agreements are subject to the satisfaction of certain closing conditions.

9.7.1	Termination of the Sion passenger car program

In light of the decision to terminate the Sion passenger car program and given that engineering and development for the Sion and the Sion-related proprietary solar technology account for more than 60% of the Sono Group workforce, the company notified 249 employees about the termination of their employment with Sono Group at the end of February 2023.

A summary of the principal impacts of the Sion termination, which will only be reflected in 2023, is provided below.

Property, plant and equipment, and prepayments made to contract manufacturer

With the termination of the Sion, Sono Group started the process of looking for a buyer for the Sion project, potentially together with the car-sharing and ride-pooling application. The likelihood of a sale and the potential recoverable amount of the Sion program if sold is currently too uncertain to predict.

After year end, prepayments made to contract manufacturer of kEUR 14,962 were refunded to the Sono Group, which was greater than the carrying value of the contract manufacturer prepayments as of December 31, 2022 (kEUR 13,260) and therefore a reversal of kEUR 1,702 will be recognized in 2023. In 2023, the remaining assets are expected to have a fair and carrying value of zero.

All funds received (e.g., Sion project sale proceeds, supplier refunds, etc.) that relate to balances and transactions up to the filing for insolvency will be distributed to creditors.

Supplier balances contracts and prepayments

At the end of the period, there were significant open purchase orders and contracts with Sion suppliers for ongoing work to develop prototype and series tooling. Sono Group has informed all suppliers that work needed to cease on all Sion related activities.

Sono Group established a process to review any claim from suppliers relating to the Sion program for validity. Sono Group paid a large number of suppliers in advance for the development of Sion prototypes, series tooling and other development services. The prepayments made and recognized on December 31, 2022, had future economic benefits in the form of services or the receipt of assets, although the vast majority of these were impaired in accordance with IAS 36.

Advance payments received from customers

Until the point of the termination of the Sion, advance payments received from customers were recognized at the time the cash was collected by Sono Group. Please see note 4.8 Advance payments received from customers for detailed information on the accounting policy. However, there will no longer be delivery of the car, and therefore, advance payments are due back to customers.

On February 24, 2023, Sono Group proposed a payment plan to reimburse reservation holders for advance payments made in three installments ( May 2023, June 2024 and January 2025). Reservation holders who accepted the payment plan would have received a one-time bonus of 5% on the amount of the advance payment to be paid with the third installment. Reservation holders could also have waived repayment.

As of December 31, 2022, the advance payments received from customers balance under IFRS 15 was kEUR 49,642. In 2023, the following financial effects are expected: the accrued interest, previously accumulated, will be reversed since the balances are due immediately upon termination and due to the change in the IFRS standard applicable from IFRS 15 to IFRS 9. Due to the Sion termination the transactions no longer conform with IFRS 15 and the related balance is changed to a financing liability as the car will no longer be delivered. The reversal of the accrued interest will result in an interest income of kEUR 5,166. Also, the amounts due to the reservation holders will be inclusive of VAT, and a VAT expense of kEUR 8,451 will be recognized until amounts are refunded or discharged and a VAT receivable can be claimed. Therefore, the amount due to be repaid to customers after taking into account these effects would be 52,927.

Government grants

As of December 31, 2022, kEUR 469 of pre-financing had been received for the SCALE project as a government grant and the total amount was recognized as a non-financial liability. The project related to mass deployment of electric vehicles and the accompanying smart charging infrastructure. The decision was taken to exit the project after the termination of the Sion. It is estimated that the majority of the balance will have to be repaid.

Provisions and contingent liabilities

As of May 7, 2023, 9 of the 249 terminated employees filed an action against their dismissal. In principle, the time limit for actions for protection against dismissal in Germany is three weeks after receipt of the notice of termination. Therefore, Sono Group is aware of all lawsuits from employees who were dismissed as part of the termination of the Sion passenger car program. These cases have been settled with the related expenses recognized in 2023.

9.7.2	Filing for insolvency

Considering the large liabilities becoming due and after financing options failed to materialize, Management ultimately concluded that Sono Motors GmbH is over-indebted and faced impending illiquidity (drohende Zahlungsunfähigkeit), with Sono Group N.V., in turn, becoming over-indebted and also facing impending illiquidity. As a consequence, Management decided to apply for the opening of self-administration proceedings with respect to Sono Group N.V. and Sono Motors GmbH with the goal of sustainably restructuring the business.

On May 15, 2023, Sono N.V. applied to the insolvency court of Munich, Germany, to permit the opening of a self-administration proceeding (Eigenverwaltung) with respect to Sono Group N.V. pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). On the same day, Sono Motors GmbH applied to the same court to permit the opening of self-administration proceeding in the form of a protective shield proceeding (Schutzschirmverfahren) with respect to Sono Motors GmbH pursuant Section 270 (d) of the German Insolvency Code.

The self-administration proceedings are debtor-in-possession type proceedings under German insolvency law, which are available to businesses in financial distress and typically aim to preserve the business and the entity that are the subject of the proceedings. In these proceedings, Management retains control and operation of the subject company’s business under the supervision of a custodian, who is initially appointed on a preliminary basis (vorläufiger Sachwalter) and is primarily responsible for monitoring the subject company’s compliance with German insolvency law.

On May 17 and May 19, 2023, respectively, the court admitted the opening of self-administration proceedings with respect to Sono N.V. and protective shield proceedings for Sono Motors on a preliminary basis. The court also appointed preliminary custodians for each of the companies in their respective proceedings. On September 1, 2023, the court opened the self-administration proceedings with respect to Sono Motors. Sono Motors and Sono N.V. have retained separate legal firms to act as advisors in connection with its proceedings. For the impact of insolvency on the Sono Group consolidation see note 9.7.3 Loss of control.

Upon applying for the self-administration proceedings, Sono Group became generally prohibited from paying any pre-petition debt, subject to certain exceptions. Obligations that existed at the date of the proceedings, including with respect to advance payments made for Sion reservations, will be settled in the context of the creditor proceedings where creditors can submit claims. In addition, all funds received (for example Sion project sale proceeds, supplier refunds, etc.) that relate to balances and transactions up to the filing for insolvency will be distributed to creditors.

A mergers and acquisition process was initiated to find one or more potential investors to fund and/or acquire all or parts of Sono Motors and/or Sono N.V.’s business in one or more potential merger and acquisition transactions. Yorkville, one of the main creditors of Sono N.V., submitted an offer which, after negotiations, finally resulted in the Yorkville Agreements. For more detail see note 9.7.4 Funding and restructuring. On December 7, 2023, Sono Motors submitted a plan under the German Insolvency Code to the court for approval that set out how the company intends to restructure its debt and procure the inflow of new money. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023. The 14-day appeal period started on December 21, 2023. If the Court’s confirmation of the plan remains unaffected and the plan is implemented.

9.7.3	Loss of control

Due to the opening of the self-administration proceedings and the appointment of a custodian (Sachwalter), Sono N.V. lost control of Sono Motors, its wholly-owned subsidiary, on May 19, 2023. Sono N.V. no longer had the power to direct the activities of Sono Motors. The loss of control results in the deconsolidation of Sono Motors in the consolidated financial statements on May 19, 2023.

The results of Sono Motors for 2023 will be consolidated up until the loss of control in the consolidated financial statements. In accordance with IFRS 10 Consolidated Financial Statements, Sono N.V. derecognized the assets and liabilities of Sono Motors from the consolidated statement of financial position. The interest in Sono Motors is accounted for as a financial instrument with a fair value of zero. The asset and liability balances that Sono N.V. had with Sono Motors were previously intercompany and therefore eliminated on consolidation. These balances were reinstated. Due to a hard comfort letter between Sono N.V. and Sono Motors, Sono N.V. then recognized a liability. All these effects resulted in a loss of approximately mEUR 18 in the profit or loss attributable to the Sono Group.

Sono Group expects this loss of control to be temporary, with control being regained when Sono Motors exits the insolvency proceedings and Sono Motors being consolidated again with the Group.

9.7.4	Funding and restructuring agreements

On November 20, 2023, Sono N.V. and Yorkville, one of the main creditors,  entered into certain agreements in order to receive financing from Yorkville. Yorkville will provide financing to Sono N.V. if certain conditions are met, which is currently expected in late January 2024. Sono Group expects the financing to position them to obtain sufficient funding for the business operations, with an initial focus on the Solar Bus Kit, through the end of 2024.

In addition to a restructuring agreement between Sono N.V. and Yorkville, there is a) an agreement between Sono N.V.  and Sono Motors pursuant to which a settlement amount was agreed for intercompany claims (the “Settlement Agreement”), b) an agreement between Sono N.V. and Sono Motors relating to the satisfaction of intercompany claims, the further financing of Sono Motors by Sono N.V. and key aspects of Sono Motors’ self-administration proceedings and the plan submitted by Sono Motors to the court under the German Insolvency Code (the Continuation Agreement”), c) an agreement between Sono N.V. and Yorkville to provide Sono N.V. with sufficient financial resources to fund the business operations of Sono Group until December 31, 2024, based on a budget agreed with Yorkville (the “Funding Commitment Letter”), d) an agreement between the Sono N.V. and Yorkville to postpone the repayment date of the existing convertible debentures to July 1, 2025, with the possibility of further extensions at Yorkville’s discretion (the “Prolongation Agreement”), e) and an agreement between the Sono Group founders, Laurin Hahn and Jona Christians, Sono N.V. and Sono Motors pursuant to which the companies are entitled to request that each of the founders enters into a share sale and transfer agreement (the “NV Share Sale and Transfer Agreement(s)”) under the terms of which the respective founder would sell and transfer, if so requested, a portion of their ordinary shares of Sono N.V. to a trustee to be appointed for the benefit of the Sono Motors’s creditors and a portion of their ordinary shares of Sono N.V. and all of their high voting shares in Sono N.V. to the new members of the management board (the “Shareholders Commitment Letter”). In addition, the Yorkville Agreements envision the issuance of a hard back-to-back letter of comfort from Sono N.V. to Sono Motors, to provide funding for the business operations, with an initial focus on the Solar Bus Kit. Sono Group currently expects that the funding under the agreement to be sufficient at least until, and including, December 31, 2024. The funds to be provided under the letter of comfort will be provided by way of one or more intercompany loan(s) that will mature on July 1, 2025.

Under the Funding Commitment Letter, Yorkville would offer to secure the financing of the Sono Group’s expected operational costs, with an initial focus on the Solar Bus Kit during the period from December 1, 2023, until the end of the year 2024 up to a maximum amount of mEUR 9.0 minus approximately mEUR 2.0 of cash left-over at Sono N.V. as of December 1, 2023. Cash available at Sono N.V. in excess of mEUR 2.0 cash left-over as of December 1, 2023, will be needed and will be used by the Company to satisfy claims of creditors, with the exception of the amounts payable to Yorkville under the existing convertible debentures and expected payments that relate to the preliminary insolvency. The funds would be provided by Yorkville to Sono N.V. by way of one or more new interest-bearing convertible debenture(s) that would mature on July 1, 2025. Such funds would be paid by Sono N.V. to Sono Motors by way of one or more intercompany loan(s) that will mature on July 1, 2025. In the event of a shortfall during the funding period, Yorkville would provide additional funds to Sono N.V., provided that agreements are reached in good faith on an adjusted budget for the funding period.

These agreements are subject to the satisfaction of certain closing conditions, as well as compliance with certain covenants and other obligations. The conditions include Sono N.V. regaining compliance with its periodic reporting requirements by filing this Annual Report on Form 20-F for the year ended December 31, 2022, Sono Group’s submission of the Interim Report to the SEC, Sono Motor’s plan under the German Insolvency Code becoming legally binding, and the withdrawal of Sono N.V.’s application for its self-administration proceedings. On December 22, 2023, Yorkville waived the Company's submission of the Interim Report as a condition precedent to the Closing.

In addition, Sono N.V. is required to convene its annual general meeting of shareholders and submit certain agenda items for shareholder vote by December 31, 2023. The AGM has been scheduled for December 29, 2023, or in January 2024 respectively. A subsequent general meeting of shareholders is currently anticipated in the first quarter of 2024 in order to propose certain required agenda items in connection with the Yorkville Agreements. The agreements also provide that, in order for Sono N.V. to withdraw its application for its self-administration proceedings, Management must update the assessment, at the date of the withdrawal, regarding whether the Yorkville financing will cure its mandatory insolvency filing obligations (i.e., illiquidity and over-indebtedness).

In addition, Yorkville’s funding commitment is subject to the absence of termination events as laid out in the Funding Commitment Letter. If such an event occurs, Yorkville would have the right, at its sole discretion, to cancel any funding commitments still available, meaning that the Company would no longer be able to draw down on unused portions of the commitment amount, and to exercise all of its rights under any of the new convertible debentures as if an event of default had occurred. The following are each a termination event:

●	the Budget (as defined below) is exceeded as a result of incorrect or misleading work
●	the Budget is exceeded and Yorkville and the Company cannot agree on an adjustment, or Yorkville requests information regarding the Budget and the Company fails to provide it within ten business days
●	an event of default occurs with regard to the convertible debentures
●	the Companies fail to materially comply with the Yorkville Agreements and fail to rectify their noncompliance within ten business days following a request from Yorkville to such effect
●

other than with regard to the Self-Administration Proceedings, the Companies are unable or admit inability to pay their debts as they fall due, suspend making payments on any of their debts, or, by reason of actual or anticipated financial difficulties, commence negotiations with one or more of their creditors (excluding any finance party in its capacity as such) with a view to rescheduling any of their indebtedness

●

an entity incorporated in Germany is unable to pay its debts as they fall due (zahlungsunfähig) within the meaning of section 17 of the German Insolvency Code (Insolvenzordnung) or is over-indebted within the meaning of section 19 of the Germany Insolvency Code (Insolvenzordnung)

●

except in relation to the Self-Administration Proceedings, any corporate action, legal proceedings or other procedure or step is taken in relation to, amongst others, the suspension of payments, an arrangement with a creditor of the Company, the appointment of a liquidator or administrative receiver or the enforcement of a security over any asset of the Company or the Subsidiary

●	it is or becomes unlawful for the Company to perform any of its obligations under the Yorkville Agreements.

Sono Group believes that, subject to the satisfactions of the conditions precedent under the agreements, a successful implementation of the Yorkville investment would enable it to withdraw its application for self-administration proceedings at the court and enable the Subsidiary to exit Sono Motors self-administration proceedings via the plan it has submitted to the Court and that has been approved by its creditors under the German Insolvency Code.

9.7.5	Tax loss carryforwards

Tax loss carryforwards may be forfeit if a change in shareholders exceeding 50% takes place and the hidden reserve clause cannot be used. This would apply to tax loss carryforwards for Sono Motors GmbH and Sono Group N.V. amounting to kEUR 252,124 for corporate tax purposes and kEUR 251,279 for trade tax purposes as of balance sheet date, as well as all future tax losses up until the shareholder changes exceed 50%.

9.7.6	Nasdaq suspension of trading of shares and delisting

On December 11, 2023, Sono Group received notice advising the Company that Nasdaq has determined to delist the Company’s ordinary shares from the Nasdaq Stock Exchange.

Sono Group received a first delist determination letter on July 12, 2023 following the Company’s application for its Preliminary Self-Administration Proceedings. The delist letter additionally found that the Company failed to meet the filing requirement in Listing Rule 5250(c)(1), as it had failed to file its Annual Report on Form 20-F for the year ended December 31, 2022. On August 28, 2023, an additional delist determination letter was issued for the Company’s failure to meet the minimum bid price requirement in Listing Rule 5450(a)(1) and the audit committee requirement in Listing Rule 5605(c)(2). The Company appealed the determination and appeared before a Nasdaq Hearing Panel (“the Panel”) on September 14, 2023.

Trading of the Sono Group’s ordinary shares has been suspended since July 21, 2023. Since then, the ordinary shares have been trading in over-the-counter markets, which are less visible, less accessible and less liquid markets. Although the delisting process has not been completed as of the date of this Annual Report, Nasdaq informed the Sono Group that Nasdaq will complete the delisting by filing a Form 25 Notification of Delisting with the U.S. Securities Exchange Commission following the lapse of applicable appeal periods. Sono Group does not intend to appeal the Panel’s decision. The Panel’s final delist determination as well as the anticipated completion of the delisting of the Company’s securities from Nasdaq may result in a loss of investor confidence and further decrease our visibility, credibility and trading volume, all of which could adversely impact the market price of our shares.

9.7.7	Remuneration based on shares (share-based payment)

In 2023, four supervisory members, three of which were granted RSUs, resigned. Therefore, post year end, 36,631 options were forfeited and a credit of kEUR 239 was recognized in the income statement.

In 2023, four supervisory members, three of which were offered bonus RSUs, resigned and will not be granted RSUs anymore. Therefore, post year end, 78,351 options will not be granted and a credit of kEUR 72 was recognized in the income statement.

There is uncertainty over the future of the ESOP program (see note 9.3.2) due to the insolvency proceedings and the plan under the German Insolvency Code submitted to the court. The potential changes in financing, the Nasdaq delisting decision, a potential change in management or ownership structures of the Group may result in the share options not being formally granted.

For the CSOP, there were no subsequent events that had an impact on the financial statements.

9.7.8	Convertible debentures

From January 1, 2023, through March 31, 2023 and in accordance with the convertible debenture agreements from December 7, December 8, and December 20, 2022, between the Company and Yorkville, the Company issued 14,625,800 ordinary shares to Yorkville to convert a principal amount of kUSD 10,850 (kEUR 10,099) plus accrued interest of kUSD 145 (kEUR 135).

The insolvency filings on May 15, 2023 constituted an event of default under the contractual agreement between Sono N.V. and the capital provider. Following the contractual provisions, the outstanding principal amount is due immediately upon the occurrence of an event of default. In addition, the nominal interest rate increases from 4% to 12% p.a. upon the occurrence of such an event. The carrying amount of the convertible debentures (host contract) as of May 15, 2023, was kUSD 20,257 (kEUR 18,625). As Sono Group did not expect any further conversions to take place after filing for insolvency, the carrying amount of the embedded derivatives was kUSD nil (kEUR nil). In line with this expectation, the day-one losses accrual was derecognized on May 15, 2023. The net profit and loss effect of the convertible debentures’ subsequent measurement at amortized cost until May 15, 2023, was a loss of kUSD 3,365 (kEUR 3,116). The subsequent measurement of the embedded derivatives until May 15, 2023, resulted in a profit of kUSD 3,855 (kEUR 3,570). Amortization and derecognition of the day-one losses accrual upon the debentures becoming due immediately resulted in a total loss of kUSD 3,504 (kEUR 3,273).

As part of the signed Prolongation Agreement detailed in note 9.7.4 Funding and restructuring agreement, if it closes, Yorkville has extended the repayment date of the existing convertible debentures to July 1, 2025. When the 2022 financial statements were approved, management was not able to thoroughly assess the impact of this extension and thus cannot provide an estimate of its consequences on the financial position and/or profit or loss of the Group. Management has calculated the amount that would be immediately due if the contractually agreed immediate repayment obligation came into effect, for example if the agreement does not close. As of November 30, 2023, the amount immediately due, which equals the outstanding amount of the short-term financial liability including accrued interest, is kUSD 21,565 (kEUR 19,728).

Approval of these consolidated financial statements

Munich, December 22, 2023

Sono Group N.V.
represented by the Management of Sono Group N.V.

/s/ Laurin Hahn __________________	/s/ Jona Christians __________________	/s/ Torsten Kiedel __________________	/s/ Markus Volmer __________________
Laurin Hahn	Jona Christians	Torsten Kiedel	Markus Volmer