Form 20-F
period 2023-12-31
Sono Group N.V.
filed 2024-06-21
CIK 1840416

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from          to

Commission File No. 001-41066

SONO GROUP N.V.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Waldmeisterstraße 93

80935 Munich, Germany

+49 (0)89 4520 5818

(Address of principal executive offices)

George O’Leary

Chief Executive Officer &

Chief Financial Officer

Sono Group N.V.

Waldmeisterstraße 93

80935 Munich, Germany

+49 (0)89 4520 5818

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Not Applicable	Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value of €0.06 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

105,667,115 ordinary shares, with a par value of €0.06 and 3,000,000 high-voting shares with a par value of €1.50.

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

Large accelerated filer ☐         Accelerated filer ☐         Non-accelerated filer ☒         Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)**

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

**As described in more detail in this Annual Report , the issuer was involved in preliminary self-administration proceedings under German insolvency law before the local court of Munich, Germany from mid-May 2023 through January 31, 2024 Since no insolvency plan providing for the distribution of securities was confirmed by the court, the issuer has not checked either of the boxes above.

INTRODUCTION

We conduct our business through our subsidiary Sono Motors GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung) (the “Subsidiary”). Unless otherwise indicated or the context otherwise requires, the terms “Sono Motors,” “the Companies,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to Sono Group N.V. together with its subsidiary. The “Company” refers to Sono Group N.V. and the “Subsidiary” refers to Sono Motors GmbH. The Companies believe they are a pioneer in the field of solar-powered mobility applications. After terminating the Sion passenger car program (“Sion”) due to a lack of available funding at the end of February 2023, the Companies pivoted their business model to focus exclusively on retrofitting and integrating their proprietary solar technology onto third party vehicles, with an initial focus in the short- to medium-term on the Solar Bus Kit and similar retrofit solar products. For more information on the Companies, see “Item 4. Information on the Company—B. Business Overview”.

The Self-Administration Proceedings and the Yorkville Investment

On May 15, 2023, based on management’s conclusion that the Company was over-indebted and faced impending illiquidity (drohende Zahlungsunfähigkeit), the Company applied to the insolvency court of the local court of Munich, Germany (the “Court”), to permit the opening of a self-administration proceeding (Eigenverwaltung) with respect to the Company pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). On the same day and for the same reason, the Subsidiary applied to the Court to permit the opening of a self-administration proceeding in the form of a protective shield proceeding (Schutzschirmverfahren) with respect to the Subsidiary pursuant Section 270 (d) of the German Insolvency Code (collectively, the “Self-Administration Proceedings”). On May 17, 2023 and May 19, 2023, the Court admitted the opening of Self-Administration Proceedings on a preliminary basis (the “Preliminary Self-Administration Proceedings”) with respect to the Company and the Subsidiary, respectively. On September 1, 2023, the Court opened the Self-Administration Proceedings with respect to the Subsidiary (the “Subsidiary Self-Administration Proceedings”).

On January 31, 2024, the Subsidiary withdrew its application for Preliminary Self-Administration Proceedings. The Subsidiary exited its Self-Administration Proceedings on February 29, 2024 via its plan under the German Insolvency Code (the “Plan”), which set out how the Subsidiary intended to restructure its debt and procure the inflow of new cash, including pursuant to a funding commitment from YA II PN, Ltd. (“Yorkville”), in connection with which Yorkville committed to provide financing to the Company (the “First Commitment”) subject to the Companies’ continued compliance with the terms of the Yorkville Agreements (as defined herein). The funding of the first tranche of the investment from Yorkville occurred on February 6, 2024 for €4.0 million, or USD 4,317,600 (the “First Tranche”). On April 30, 2024, Yorkville committed additional financing to the Company (the “Second Commitment” and together with the First Commitment, the “Yorkville Investment”) by way of an amendment to the Funding Commitment Letter (as defined herein) issued by Yorkville to the Company in connection with the First Commitment. For more information on the Yorkville Investment and the transactions contemplated and entered into in connection therewith (the “Transactions”), see “Item 4. Information on the Company—B. Business Overview—Overview—The Yorkville Investment”. For more information about the Self-Administration Proceedings, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Self-Administration Proceedings”.

Despite the Companies’ emergence from their respective Self-Administration Proceedings, the Yorkville Investment remains subject to a number of contingencies and risks, including, among others, (i) whether the Companies are able to successfully comply with the terms of the Yorkville Agreements so as to gain access to the unfunded portion of the Yorkville Investment, and (ii) the absence of any Termination Event (as defined herein) or any event of default. For more information see “Item 3. Key Information—D. Risk Factors—Risks Related to the Yorkville Investment” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Self-Administration Proceedings”.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar or comparable expressions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

●

our expectations regarding our ability to access the unfunded portion of the Yorkville Investment, including our ability to successfully comply with the Yorkville Agreements and the absence of any Termination Event or any event of default;

●

our ability to maintain relationships with lenders, suppliers, customers, employees and other third parties in light of the performance and credit risks associated with our constrained liquidity position and capital structure;

●	the Subsidiary’s ability to comply with its obligations under the Plan and related agreements in connection with its exit from the Subsidiary Self-Administration Proceedings;

●	our status as a foreign private issuer under the Exchange Act;

●

following the delisting of our ordinary shares from The Nasdaq Global Market (“Nasdaq”) in February 2024, our ability to have our ordinary shares admitted to trading on OTCQB and to comply with OTCQB continuing standards, as well as our ability to have our shares admitted to trading on a stock exchange in the future, including our ability to meet the relevant initial listing requirements and to pay for all costs associated with an initial listing;

●	our strategies, plan, objectives and goals, including, for example:

○

the successful implementation and management of the pivot of our business to exclusively retrofitting and integrating our solar technology onto third party vehicles, with an initial focus in the short- to medium-term on our Solar Bus Kit and similar retrofit solar products; and

○	the successful development, launch of sales and delivery of our Solar Bus Kit, as well as the continuous advancement of our current technologies and development of new technologies;

●

our ability to raise the additional funding required beyond the Yorkville Investment, if we are able to successfully access the unfunded portion of the investment as planned , to further develop and commercialize our solar technology and business as well as to continue as a going concern;

●	our future business and financial performance, including our ability to turn profitable, scale our operations and build a well-recognized and respected brand cost-effectively;

●

our ability to achieve customer acceptance of and demand for our products, including by developing and maintaining relationships with key business partners who are crucial for our operations or who directly deal with end users in our target market; and

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

RISK FACTOR SUMMARY

The Self-Administration Proceedings we have applied for and our business are subject to numerous risks, as more fully described in “Item 3. Key Information—D. Risk Factors—Risks Related to the Yorkville Investment.”

The principal risks associated with the Yorkville Investment include, but are not limited to, the following:

●

our ability to successfully access the unfunded portion of the Yorkville Investment by complying with the terms of the Yorkville Agreements , or to otherwise obtain sufficient financing to allow us to execute our business plan following our emergence from the Self-Administration Proceedings;

●

the risk that, in the event of a Termination Event, Yorkville could, at its sole discretion, cancel any unfunded amounts of the Yorkville Investment and exercise all of its rights under any of the new convertible debentures as if an event of default had occurred;

●

our ability to maintain our relationships with our suppliers, service providers, creditors, customers, officers, supervisory board members, employees, counterparties and other third parties, to pursue new customer arrangements and projects, and to attract, retain and motivate key employees as a result of the Self-Administration Proceedings;

●

the risk that, as a result of the Transactions, we may lose our status as a foreign private issuer , which may result in additional legal, accounting and other expenses and would divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and prospect;

●	our ability to maintain contracts that are critical to our operations on reasonably acceptable terms and conditions as a result of the former Self-Administration Proceedings;

●

the Subsidiary’s ability to comply with its obligations under the Plan and related agreements in connection with its exit from the Subsidiary Self-Administration Proceedings, violations of which could expose us to legal proceedings and therefore financial and other liabilities; and

●	our ability to achieve our stated goals and continue as a going concern following our emergence from the Self-Administration Proceedings.

If we are able to successfully access the unfunded portion of the Yorkville Investment and restructure our business, our business continues to be subject to numerous other risks, and we may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. Such risks include, but are not limited to, the following:

●	the dependence of our success and future growth upon the market’s willingness to adopt solar-powered mobility solutions;

●	the competitiveness of the mobility market and the risk to fail to successfully commercialize our proprietary solar technology in time or at all;

●

the risk that we may not be able to meet the initial listing requirements for admission of our shares to trading on a stock exchange in the future and pay for the costs associated with such an initial listing, and therefore may not be able to have our shares admitted to trading on a stock exchange in the future;

●

our ability to prevent liquidation and continue as a going concern, including our ability to raise the additional external financing upon which our ability to accomplish any of our business plans is dependent;

●

our ability to remediate material weaknesses in our internal control over financial reporting and to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner;

●

our unproven ability to commercialize solar technology on a larger scale and to develop solar power electronics, such as our maximum power point tracker central unit (“MCU”), and the risk of failing to further develop and realize the commercialization of our solar products within the intended timeframe, budget or at all;

●	that our products may not be fully functional or available on our anticipated schedule or at all, and may remain unproven and pose additional risks;

●	our dependence on the adequate protection of our intellectual property, which can be difficult and costly;

●

that our patent applications are unsuccessful, which may adversely affect our ability to prevent others from commercially exploiting products similar to ours and/or that one or more of our products conflicts with the proprietary rights of third parties of which we are not aware, which could have a material adverse effect on our ability to commercialize and market our products as planned;

●	our possible inability to develop installation processes and capabilities within our projected costs and timelines;

●	our dependence on a limited number of suppliers for the sourcing of raw materials and components required for our Solar Bus Kit;

●	increases in costs, disruption of supply or shortage of raw materials or certain products that could harm our business;

●	ongoing negotiations of contractual agreements with many of our prospective suppliers and business partners and potential renegotiations of these agreements as we scale our business;

●

our ability to obtain or agree on acceptable terms and conditions on all or a significant portion of the government grants, loans and other incentives for which we may apply, which may negatively affect our ability to reach funding goals;

●	the involvement of numerous third parties in our process, which adds significant complexity;

●

our dependence on the acceptance of our brand and any negative publicity relating to any of our business partners and their products or services, which could have a significant negative impact on our business and reputation;

●	the risk that our solar solutions may fail to perform as expected;

●	damage to our reputation due to the perception that our advertisements were overly positive or that we do not live up to our promises;

●	our ability to establish a network for aftersales customer service or otherwise successfully address the service and maintenance requirements of our customers;

●	product recalls that could materially adversely affect our business, prospects, operating results and financial condition;

●	health and safety risks posed by our products;

●	risks posed by interruptions or failures of information technology and communications systems;

●	risks associated with international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business;

●	our inability to attract and retain key employees and hire additional qualified management, technical and engineering personnel, which could harm our ability to compete;

●	our exposure to various liability risks resulting from past or existing employment relationships and labor laws; and

●	the adverse effects that disasters or unpredictable events could have on our operations.

Part I.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.    Director and Senior Management

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

Risks Related to the Yorkville Investment

We are subject to risks and uncertainties associated with the Companies’ Self-Administration Proceedings.

On May 15, 2023, based on management’s conclusion that the Company was over-indebted and faced impending illiquidity (drohende Zahlungsunfähigkeit), the Company applied to the Court, to permit the opening of a self-administration proceeding (Eigenverwaltung) with respect to the Company pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). On the same day and for the same reason, the Subsidiary applied to the Court to permit the opening of a self-administration proceeding in the form of a protective shield proceeding (Schutzschirmverfahren) with respect to the Subsidiary pursuant Section 270 (d) of the German Insolvency Code. The applications, in each case, were made with the goal of sustainably restructuring the business of both Companies. On May 17, 2023 and May 19, 2023, the Court admitted the opening of the Preliminary Self-Administration Proceedings with respect to the Company and the Subsidiary, respectively. On September 1, 2023, the Court opened the Subsidiary Self-Administration Proceedings.

In mid-November 2023, in connection with the Yorkville Investment, the Company and Yorkville entered into certain investment-related agreements that became effective on November 20, 2023, including a restructuring agreement (as amended from time to time, the “Restructuring Agreement”) and a funding commitment letter with respect to the First Commitment (as amended from time to time, the “Funding Commitment Letter” and together with the Restructuring Agreement and the ancillary agreements entered into in connection therewith, (the “Yorkville Agreements”). The Subsidiary filed the Plan with the Court on December 7, 2023 for approval by the Subsidiary’s creditors and subsequent confirmation by the Court. The Plan set out how the Subsidiary intended to restructure its debt and procure the inflow of new cash, including in connection with the First Commitment , and subsequently exit the Subsidiary Self-Administration Proceedings. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023, and the Court confirmed on January 26, 2024 that the Plan became legally binding. On January 31, 2024, the Company withdrew its application for its Preliminary Self-Administration Proceedings with the Court. The funding of the First Tranche of the Yorkville Investment occurred on February 6, 2024. The Subsidiary exited its Self-Administration Proceedings on February 29, 2024. On April 30, 2024, the Company and Yorkville entered into an amendment to the Funding Commitment Letter in connection with the Second Commitment.

The Companies expect the Yorkville Investment to position them to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit and similar retrofit solar products, through June 30, 2025, subject to the Companies’ continued compliance with their obligations under the terms of the Yorkville Agreements. For more information on the Transactions and the structure of the Yorkville Investment, see “Item 4. Information on the Company—B. Business Overview—Overview—The Yorkville Investment”.

However, despite the Companies’ emergence from their respective Self-Administration Proceedings, the Yorkville Investment poses a number of risks, including, among others:

●

our ability to successfully access the unfunded portion of the Yorkville Investment by complying with the terms of the Yorkville Agreements , or to otherwise obtain sufficient financing to allow us to execute our business plan;

●

the risk that, in the event of a Termination Event, Yorkville could, at its sole discretion, cancel any unfunded portion of the Yorkville Investment and exercise all of its rights under any of the new convertible debentures as if an event of default had occurred;

●

our ability to maintain our relationships with our suppliers, service providers, creditors, customers, officers, supervisory board members, employees, counterparties and other third parties, to pursue new customer arrangements and projects, and to attract, retain and motivate key employees as a result of the former Self-Administration Proceedings;

●

the risk that, as a result of the Transactions, we could lose our status as a foreign private issuer , which may result in additional legal, accounting and other expenses and would divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and prospect;

●	our ability to maintain contracts that are critical to our operations on reasonably acceptable terms and conditions ;

●

the Subsidiary’s ability to comply with its obligations under the Plan and related agreements in connection with its exit from the Subsidiary Self-Administration Proceedings, violations of which could expose us to legal proceedings and therefore financial and other liabilities; and

●	our ability to achieve our stated goals and continue as a going concern following our emergence from the Self-Administration Proceedings.

Although we have taken multiple measures to reduce our expenses and have significantly reduced the scale of our operations in connection with both the change of our business model announced on February 23, 2023 and the business changes and streamlined initial business focus on our Solar Bus Kit implemented in connection with the Yorkville Investment, we expect to require additional cash in an amount of approximately €5.0 million to fund our ongoing operations through the second quarter of 2025. Our liquidity, including our ability to meet our ongoing operational obligations, is dependent upon, among other things: (i) our ability to maintain adequate cash on hand, (ii) our ability to access the unfunded portion of the Yorkville Investment, and (iii) our ability to raise additional external funding in the short term.

If we are unable to meet our liquidity requirements, our businesses and assets may become subject to liquidation in a regular insolvency proceeding under the German Insolvency Code, and we may cease to continue as a going concern.

Because of the risks and uncertainties associated with the Yorkville Investment and despite our emergence from the Self-Administration Proceedings, we cannot accurately predict or quantify the ultimate impact that events related to the investment or the proceedings may have on us and there is no certainty as to our ability to continue as a going concern. Following our emergence from the Self-Administration Proceedings, we may be adversely affected by the possible reluctance of prospective lenders and other counterparties to do business with a company that has recently emerged from such proceedings.

If the Company is not able to access the unfunded portion of the Yorkville Investment, in the absence of substantial additional sources of external funding, we would be required to curtail our operations, which could adversely affect our business, results of operations, financial position and cash flows and may ultimately lead to insolvency and liquidation.

In mid-November 2023, the Companies entered into the Yorkville Agreements in connection with the First Commitment. On April 30, 2024, the Company and Yorkville entered into an amendment to the Funding Commitment Letter in connection with the Second Commitment, which increased Yorkville’s funding commitment to the Company by EUR 2.0 million and extended the date upon which the obligation of Yorkville to commit any fundings automatically lapses from December 31, 2024 to May 1, 2025. The Companies expect the Yorkville Investment to position them to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit and similar retrofit solar products, through June 30, 2025, subject to the Companies’ continued compliance with the terms of the Yorkville Agreements. The funding of the First Tranche took place on February 6, 2024 in the amount of €4.0 million.

Under the Funding Commitment Letter, Yorkville will secure the financing of the Companies’ expected operational costs, with an initial focus on the Solar Bus Kit during the period from December 1, 2023 until the end of the second quarter of 2025 (the “Funding Period”) up to a maximum amount of €11.0 million minus €2.048 million of cash left-over at the Company as of December 1, 2023. . Pursuant to the Funding Commitment Letter, funding from Yorkville is provided by way of new interest-bearing convertible debenture(s). The new convertible debenture issued to Yorkville on February 5, 2024 in connection with the funding of the First Tranche will mature on July 1, 2025, and each subsequent new convertible debenture will mature on the earlier of (i) July 1, 2025 or (ii) 12 months from the issuance date of such new debenture. Such funds are paid by the Company to the Subsidiary under the terms of the Continuation Agreement and the Back-to-Back Letter of Comfort (as defined herein) by way of intercompany loan(s). In the event of a shortfall during the Funding Period, Yorkville has agreed to provide additional funds to the Company, provided that agreements are reached in good faith on an adjusted budget for the Funding Period.

Yorkville’s obligation to provide funding pursuant to the terms of the Funding Commitment Letter, is subject to our compliance with certain covenants and other obligations set forth in the Yorkville Agreements, including the terms of the new convertible debenture(s) issued to Yorkville in connection with the Yorkville Investment. In addition, Yorkville’s funding commitment is subject to the absence of the following events (each a “Termination Event”):

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

In the event of a Termination Event, Yorkville would have the right, at its sole discretion, to cancel any unfunded portion of the Yorkville Investment , meaning that the Company would no longer be able to draw down on the unused portion of the Yorkville Investment, and to exercise all of its rights under any of the new convertible debentures as if an event of default had occurred.

Our ability to access the unfunded portion of the Yorkville Investment is subject to certain risks, including, among others, (i) whether the Companies are able to successfully comply with the terms of the Yorkville Agreements so as to gain access to the unfunded portion of the Yorkville Investment, and (ii) the absence of any Termination Event or any event of default.

If we are unable to access the unfunded portion of the Yorkville Investment as planned, in the absence of substantial additional sources of external funding, we would be required to curtail our operations, which could adversely affect our business, results of operations, financial position and cash flows and may ultimately lead to insolvency and liquidation. For more information on the Transactions and the Yorkville Investment, see “Item 4. Information on the Company—B. Business Overview—Overview—The Yorkville Investment”.

The Plan that was submitted to the Court in connection with the Subsidiary Self-Administration Proceedings is based in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, the Plan may not be successful in its execution. Furthermore, should we fail to comply with our obligations under the Plan, we may be subject to legal proceedings, which could expose us to substantial financial and other liabilities.

The Plan submitted to the Court under the German Insolvency Code in connection with the Subsidiary Self-Administration Proceedings addresses the structure and operation of our business going forward and reflects assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we consider appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions depends on a number of factors, which are highly uncertain, including but not limited to: (i) our ability to obtain adequate liquidity and access financing sources, including our ability to comply with the terms of the Yorkville Agreements so as to gain access to the unfunded portion of the Yorkville Investment and the absence of any Termination Event or any event of default , (ii) our ability to maintain customers’ confidence in our viability as a going concern and to attract sufficient business from them, (iii) our ability to retain key employees and (iv) the overall strength and stability of general macroeconomic conditions. Should actual future results and developments not be consistent with our expectations and assumptions, this could materially adversely affect the sustainable restructuring of our business.

In addition, the Subsidiary’s Plan under the German Insolvency Code relies upon financial projections that are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts are not accurate. In our case, the forecasts will be even more speculative than normal because of the many uncertainties we face relating to the successful implementation and management of the pivot of our business to exclusively retrofitting and integrating our solar solutions onto third party vehicles, with an initial focus in the short- to medium-term on our Solar Bus Kit and similar retrofit solar products, and our ability to raise the funding required to further develop and refine our own solar technology and business. Accordingly, there is a substantial risk that our actual financial condition and results of operations will differ, perhaps materially, from what we have anticipated. Consequently, there can be no assurance that the results or developments contemplated by the Plan will occur or, even if they do occur, that they will have the anticipated effects on us or our business or operations. The failure of any such results or developments to materialize as anticipated could materially and adversely affect the successful execution of the Plan. Furthermore, if we are unable or otherwise fail to comply with our obligations under the Plan, we may be subject to legal proceedings or other liabilities, which could have a material adverse effect on our financial condition and results of operations.

Despite our emergence from the Self-Administration Proceedings, the proceedings may materially and adversely affect our operations, including by consuming significant time and attention of our management team, adversely affecting our ability to maintain important relationships with creditors, customers, suppliers, service providers, employees and counterparties, and impacting our ability to pursue new customer arrangements and projects.

We will attempt to minimize the potential adverse effect of the Self-Administration Proceedings on our relationships with creditors, customers, suppliers, service providers, employees and counterparties. Nonetheless, these relationships may be adversely impacted and our operations could be materially and adversely affected.

For instance, negative publicity associated with the Self-Administration Proceedings may adversely affect our commercial relationships and our ability to negotiate favorable terms with important stakeholders and counterparties. Furthermore, our creditors will not receive complete recovery for their claims in the context of the proceedings. Public perception of our continued viability may also adversely affect our relationships with customers and their loyalty to us, as well as our ability to pursue new customer arrangements and projects. Strains in any of these relationships could materially and adversely affect us.

Our management has been required to spend a significant amount of time and effort focusing on these proceedings instead of focusing exclusively on our business operations, and will be required to continue to do so in the context of the Subsidiary’s compliance with its remaining obligations under the Plan and the Companies’ compliance with the terms of the Yorkville Investment. This diversion of attention may have a material adverse effect on the conduct of our business, and, as a result, our financial condition and results of operations, particularly if the proceedings are protracted.

In addition, our employees faced considerable distraction and uncertainty during the pendency of the proceedings, which may lead to increased levels of employee attrition. Apart from negatively affecting our ability to retain existing high performing employees, executives and supervisory board members, the proceedings may also prevent us from attracting new employees, executives and supervisory board members. A loss of, or failure to attract, key personnel or a material erosion of employee morale could impair our ability to execute our strategy and implement operational initiatives, thereby adversely affecting us.

Despite our emergence from the Self-Administration Proceedings, we may not be able to achieve our stated goals and continue as a going concern.

Despite our emergence from the Self-Administration Proceedings, we will continue to face a number of risks in connection with our business and operations, financial condition and the industry we operate in or otherwise. Accordingly, we cannot guarantee that the Plan will achieve our stated goals and permit us to effectively implement our strategy.

Furthermore, even if we are able to access the unfunded portion of the Yorkville Investment as planned, we will need to raise additional funds through public or private debt or equity financing or other means to fund our business beyond the Funding Period. Our access to additional financing is, and for the foreseeable future will likely continue to be, limited, if it is available at all. Therefore, adequate funds may not be available when needed or may not be available on favorable terms and we may not be able to continue as a going concern.

The Company’s visibility, credibility, stock price, and trading volume, as well as investor confidence, may further decrease as a result of the delisting of the Company’s securities from Nasdaq.

On December 11, 2023, the Company received a decision of the Nasdaq Hearings Panel (the “Panel”) advising the Company that the Panel had determined to delist the Company’s ordinary shares from Nasdaq. Nasdaq filed a Form 25 Notification of Delisting with the U.S. Securities and Exchange Commission (the “SEC”) on February 15, 2023 to complete the delisting.

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

Trading of our ordinary shares on Nasdaq was suspended on July 21, 2023. Since then, our ordinary shares have been quoted on the over-the-counter market, and we are currently applying to have our ordinary shares admitted to trading on OTCQB. As a result, we have faced, and in the future could continue to face, significant material adverse consequences, such as (i) a limited availability of market quotations for our ordinary shares; (ii) a reduced liquidity of our ordinary shares; (iii) a determination that our ordinary shares are a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities; (iv) a limited amount of news and analyst coverage; and (v) a decreased ability to issue additional securities or obtain additional financing in the future. The delisting of the Company’s securities from Nasdaq may result in a loss of investor confidence and further decrease our visibility, credibility and trading volume, all of which could adversely impact the market price of our shares.

Risks Related to Our Industry

If we are able to access the unfunded portion of the Yorkville Investment and restructure our business, our success and future growth will be dependent upon the market’s willingness to adopt solar-powered mobility solutions.

If we are able to successfully access the unfunded portion of the Yorkville Investment, we intend to focus in the short- to medium-term on our Solar Bus Kit. While we expect the Yorkville Investment to position us to obtain sufficient funding for our business operations, with the initial focus on our Solar Bus Kit and similar retrofit solar products, through June 30, 2025, our pursuit of other solar integration projects will be dependent on the success of future capital raising efforts. The market for mobility-related solar solutions is still evolving, characterized by rapidly changing technologies, prices and other competition, evolving government regulation and industry standards, as well as changing or uncertain consumer demands and behaviors. Factors that may influence the adoption of our solar technology solutions include:

●	perceptions about the effectiveness of mobility-related solar technology solutions;

●	perceptions about the quality, safety, design, performance and cost of solar technology solutions;

●	significant developments in new alternative technologies, such as hydrogen fuel cell technology;

●	improvements in the fuel economy of internal combustion engines;

●	the degree of environmental consciousness of consumers;

●	changes in the relative cost of electricity, oil, gasoline and hydrogen;

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

●	the availability of tax and other governmental incentives promoting e-mobility or future regulation requiring increased use of nonpolluting mobility solutions; and

●	macroeconomic factors.

Solar-powered mobility solutions largely remain commercially unproven. Our solar-powered mobility solutions may therefore not be as well accepted by the market as expected, or may not be accepted at all, and may not be able to claim the market position we hope for.

The mobility market is highly competitive and even if we are able to successfully access the unfunded portion of the Yorkville Investment and restructure our business, we may not be able to successfully commercialize our solar solutions in time or at all.

The segment of alternative mobility solutions is highly competitive and continuously evolving. We are not the only company seeking to develop and offer solar-powered mobility solutions. Numerous competitors strive to offer mobility and e-mobility solutions to the mass market and several other market players are currently experimenting with or intend to commercialize solar charging technology, including manufacturers with established brands and significantly greater financial resources than us. Some of our competitors benefit from greater financial resources, more extensive development, manufacturing, marketing and service capabilities, owned manufacturing assets, greater brand recognition and a larger number of managerial and technical personnel. Smaller existing or future competitors may be acquired by larger companies with significant capital or other resources, thereby further intensifying competition with us. Any inability on our part to remain competitive in terms of the technology capabilities of our solar solutions could have a material adverse effect on our business, prospects, operating results and financial condition. As a result, even if we are able to successfully access the unfunded portion of the Yorkville Investment, we may experience a significant reduction in potential market share and expected revenue streams, which could impact our ability to successfully market our solar technology and adversely affect our business, results of operations, financial position and cash flows.

We expect competition in our industry to intensify in the future, particularly in light of increased demand for alternative fuel and a regulatory push for e-mobility (e.g., CO2 target emission regulations and tax or other monetary incentives), as well as declining battery prices. Continuing globalization may lead to additional potential competitors in emerging economies. Factors affecting competition include manufacturing efficiency, product prices and quality, performance and features, innovation and development time, reliability, safety, energy economy, charging options, customer service and financing terms. Increased competition may lead to lower product sales and increased inventory, which may result in price pressure. Even if we are able to access the unfunded portion of the Yorkville Investment and restructure our business, we may not be able to successfully compete in our markets. In addition, there can be no assurance that our intention to initially focus in the short- to medium-term on our Solar Bus Kits and similar retrofit products is a viable business setup.

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

For the year ended December 31, 2023, we incurred a loss of €53.6 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €384.3 million as of December 31, 2023 compared to an accumulated deficit of €330.8 million as of December 31, 2022.

Even if we are able to successfully access the unfunded portion of  the Yorkville Investment and restructure our business, we expect to continue to generate operating losses in 2024, and may continue to generate operating losses thereafter if we are not able to complete the development of our solar technology and significantly scale our sales and operations as planned.

We have already realized revenues from certain of our solar technology products. However, such sales were, and at least in the short term are expected to remain, only marginal and will not be sufficient to support our operations and cash requirements until we significantly scale our operations, which is currently expected to occur in the second half of 2024. We have finished the development phase with respect to our Solar Bus Kit and plan to start commercial production in the second quarter of 2024. We are in discussions with several potential customers and have been developing a potential customer base by signing letters of intent and contracts for pilot fleets and prototypes, and although the pre-series version of our Solar Bus Kit has been installed, and is currently in operation, on buses of multiple customers we have not yet executed any large-volume binding series sales contracts for our Solar Bus Kit. We seek to incrementally increase monetization of our technology, starting with our Solar Bus Kits in 2024. The current business plan, which was elaborated in the context of the Yorkville Investment, foresees a clear focus on the bus industry and our Solar Bus Kit product in 2024, and additionally considers the truck and trailer industry, including the refrigerated vehicle industry, and the e-transporter industry as long-term business opportunities.

If we are able to successfully access the unfunded portion of the Yorkville Investment and continue as a going concern, we would expect to continue to incur significant expenses as we seek to further develop, expand and refine our solar technology and to invest in sales and operations. We would also expect to incur expenses related to preparations for the commercialization of our technology, starting with our Solar Bus Kits, increasing our sales and marketing activities with the goal of building our brand, and adding infrastructure and personnel to support our growth. In addition, we currently continue to incur various expenses from, for example, general administrative functions, our headquarters and costs relating to being a public company. We will not be able to cover our expenses with revenues at least until we complete the development and start the commercialization of our solar technology, starting with our Solar Bus Kits, and significantly increase the scale of our operations. We expect to incur additional substantial expenses in the foreseeable future. The activities related to our solar technology and the development of our business may result in prolonged losses. There is no guarantee that we would ever reach meaningful revenue levels or profitability or even that we will be able to continue as a going concern. Our ability to reach profitability in the future will not only depend on our ability to successfully implement the change in our business to exclusively retrofitting and integrating our solar technology onto third party vehicles, with an initial focus on our Solar Bus Kits and similar retrofit solar products, and to successfully complete the development of and commercialize our solar technology but also on our ability to control our expenses and capital expenditures and manage our costs efficiently. If we are unable to achieve profitability, we may have to reduce the planned scale of our operations, which may impact our business growth and adversely affect our financial condition, results of operations, financial position and cash flows. In addition, our continuous operation and our ability to continue as a going concern will depend on our ability to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may need to curtail our operations, which could adversely affect our business, results of operations, financial position and cash flows and may ultimately lead to insolvency and liquidation.

There is no historical basis for reliably assessing the market potential and demand for our products, our ability to develop, integrate, and deliver our products at commercial scales, or our future profitability. There can be no assurance that any of our products, including our Solar Bus Kits, will be commercially successful or that we will be able to scale our operations. We currently rely on a single product, our Solar Bus Kits, and variations thereof, and if the market does not accept our Solar Bus Kits or similar products or does not develop as expected, we will have no other product to compensate for the shortfall. We have no reliable basis for the prediction of our future revenues and expenses, and we may have limited insight into future trends that may emerge and affect our business. The estimated costs and timelines that we have developed to reach commercial production of our products are subject to inherent risks and uncertainties involved in the transition from a start-up company focused on development activities to the commercial-scale sourcing and sale of our products. You should therefore consider our business and prospects in light of the risks and challenges we face as a new market entrant, including, but not limited to:

●	our ability to successfully implement and manage the change of our business to exclusively retrofitting and integrating our solar technology onto third party vehicles;

●	our ability to successfully develop and launch commercial production and sales of our Solar Bus Kit;

●	our ability to obtain, maintain and protect patents and other intellectual property rights that are crucial to our solar technology and commercialization efforts in our target markets;

●	our ability to raise the funding required to develop business operations and sales;

●	our ability to maintain, further develop and improve our Solar Bus Kit and any other solar solutions or variations thereof;

●	customer acceptance of and demand for our products;

●	our ability to turn profitable, scale our operations and build a well-recognized and respected brand cost-effectively;

●	our ability to develop and maintain relationships with key business partners who are crucial for our operations or who directly deal with end users in our target market;

●	our ability to navigate the evolving regulatory environment and potentially expand our product line-up;

●

our ability to improve and maintain our operational efficiency, set up and manage our supply chain efficiently and adapt to changing market conditions, including technological developments and changes in our competitive landscape; and

●	our ability to find the necessary qualified personnel and to build up and scale functioning structures within Sono Motors.

Following our emergence from the Self-Administration Proceedings, our business was restructured, which included the release of significant liabilities, and entailed significant changes to our consolidated balance sheet and consolidated statement of operations. In addition, due to the opening of the Self-Administration Proceedings, the Company lost control of the Subsidiary on May 19, 2023 and regained control when the Subsidiary exited the Subsidiary Self-Administration Proceedings on February 29, 2024. The effect of the loss of control is that in 2023, the results of the Subsidiary are consolidated up until the loss of control and the assets and liabilities of the Subsidiary will be derecognized from the consolidated statement of financial position. The Subsidiary is again consolidated with the Company following the Company’s regaining of control in 2024. As a result, our financial information going forward may in many respects not be comparable to our historical financial information. In addition, the financial information for the years ending December 31, 2022 and 2023 contains significant expenses related to the Company’s former Sion passenger car project, which was terminated in February 2023. Accordingly, the financial information contained in this Annual Report is likely not indicative of any future financial information and has only limited value for purposes of assessing our solar-only business.

We intend to use the financing that we obtain in connection with the Yorkville Investment, assuming we are able to successfully access the unfunded portion of the investment, mainly to finance the operations of the Subsidiary and the Company. Accordingly, the Company and the Subsidiary entered into the Back-to-Back Letter of Comfort (as defined herein) in connection with the Transactions to provide funding for the Subsidiary’s business operations, with an initial focus on the Solar Bus Kit and similar retrofit solar products. These arrangements mean that the Company may only hold a small fraction of our total liquidity, which means that creditors at the Company level are structurally subordinated to creditors at the Subsidiary level.

There is substantial doubt about our ability to continue as a going concern, and there is a material risk that we may be liquidated.

Management has concluded, and the report of our auditors included in this Annual Report reflects, that there is substantial doubt about our ability to continue as a going concern within 12 months after the date of this filing. The reaction of investors to the inclusion of a going concern statement by management and our auditors and our potential inability to continue as a going concern may materially adversely affect the price of our publicly traded securities and our ability to raise new capital or financing or enter into partnerships or strategic collaborations. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or part of their investment. Further, the perception that we may be unable to continue as a going concern may impede our ability to pursue strategic opportunities or operate our business due to concerns regarding our ability to fulfill our contractual obligations. In addition, if there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms, or at all.

As a result of our recurring losses from operations and the need for additional financing to fund our operating and capital requirements despite the change in our business model, we decided to apply for the Self- Administration Proceedings in May 2023. On January 31, 2024, the Subsidiary withdrew its application for Preliminary Self-Administration Proceedings, and the Subsidiary exited its Self-Administration Proceedings on February 29, 2024 via the Plan.

Because of the risks and uncertainties associated with the Yorkville Investment management cannot accurately predict or quantify the ultimate impact that events related to these proceedings may have on the Companies and thus there is no certainty as to our ability to continue as a going concern. Even if we are able to successfully access the unfunded portion of the Yorkville Investment and restructure our business, the Company’s business plan is reliant on income from customers. As of the date of this Annual Report, while there are several letters of intent, no large-volume contracts with regards to the Solar Bus Kit have been signed, and hence there is a risk that revenue will be less than expected in 2024 and the first half of 2025. Similarly, there is a risk that the solar technology is not fully functional or available on the anticipated schedule or at all, which would result in a delay in realizing potential revenue. Finally, the Yorkville Agreements provide funding until June 30, 2025. We will therefore have to either secure a sufficient number of future customer contracts or other additional financing in order to fund the business from July 2025 onwards. The foregoing can affect the Company’s ability to continue as a going concern.

Even if we are able to successfully access the unfunded portion of the Yorkville Investment, the Company’s access to required additional financing is, and for the foreseeable future will likely continue to be, limited, if it is available at all as of July 1, 2025 and beyond. Therefore, adequate funds may not be available when needed or may not be available on favorable terms and thus the Company might not be able to continue as a going concern.

Based on the above, the Company will need to raise substantial additional capital to finance its planned future operations, which is not assured, and has consequently concluded that there is substantial doubt about its ability to continue as a going concern.

We have identified multiple material weaknesses in our internal control over financial reporting and, as a result, management has concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2023. If we are unable to remediate these material weaknesses, or if other control deficiencies are identified as a result of ongoing or future processes, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Prior to our initial public offering (“IPO”) on November 17, 2021, we operated as a private company that was not required to comply with the obligations of a public company with respect to internal controls over financial reporting under the Sarbanes-Oxley Act. Since our IPO in 2021, we have been a public company in the United States subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F, starting with our annual report on Form 20-F for the year ended December 31, 2022. As a result, we are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2020, 2021 and 2022 and management’s assessment of the effectiveness of our internal controls and procedures for the year ended December 31, 2023, we identified multiple material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or condensed consolidated interim financial statements will not be prevented or detected on a timely basis. Due to the multiple material weaknesses identified, which had not been remediated as of December 31, 2023, our management concluded that our internal control over financial reporting and our disclosure controls and procedures were not effective as of December 31, 2023. While we are continuing to work on remediating the weaknesses identified, based on our limited financial and operational resources we cannot at this time predict when we will have remediated these material weaknesses. The remediation measures are time-consuming and costly and place significant demands on our financial and operational resources. For more information on the nature of the material weaknesses and the related ongoing remediation measures, see “Item 15. Controls and Procedures—B. Management's Annual Report on Internal Control over Financial Reporting.”

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

Further we are non-compliant with the Dutch financial reporting requirements with regard to the timely filing of our audited 2020, 2021 and 2022 Dutch statutory financial statements with the Dutch trade register and, as a result of the corporate measures implemented in connection with the restructuring of our business and resulting personnel and other limitations, it is likely that we will not be timely with the filing of our audited 2023 Dutch statutory financial statements with the Dutch trade register. Dutch financial reporting rules require the timely filing of our audited Dutch statutory financial statements with the Dutch trade register. Non-compliance with these filing requirements exposes us to penalties and fines. Non-compliance with the requirements under Dutch law with respect to the preparation, audit and publication of our Dutch statutory financial statements could also lead to increased exposure for our management board and supervisory board members to direct liability under the standards of Dutch corporate law, which may negatively affect our reputation.

In addition, the Subsidiary is also non-compliant with the German financial reporting requirements with regard to the timely filing of its 2022 statutory financial statements with the German trade register and the German Federal Gazette, which has in the past led, and - until compliance is established - may in the future lead, to the imposition of penalties and fines. German financial reporting rules under the Securities Trading Act (“Vermögensanlagegesetz”) require the timely filing of the Subsidiary’s audited German statutory financial statements by June 30 of the year following the applicable financial period. Non-compliance with these filing requirements exposes us to penalties and fines.

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

Our ability to commercialize solar technology is unproven and we may fail to further develop and realize the commercialization of our solar technology within the intended timeframe, budget or at all.

Our future success will depend in large part on our ability to execute our plans to commercialize and further develop our proprietary solar technology, starting with our Solar Bus Kits, at large scale. Our industry is characterized by rapid technological evolution and continuing technological changes, which could adversely affect demand for our products. Our development efforts may not be successful and we may not be able to realize all advertised specifications of our technology such as, for example, the effectiveness of our solar modules. We further have to secure the supply of necessary components and raw materials on acceptable terms. For example, lock-downs in China resulted in the limited availability of semiconductor chips, which could also impact our ability to meet any planned timelines. In addition, we may have to change specifications of relevant components on short notice, which may make it difficult for suppliers to deliver required parts in time, at all or at pre-agreed costs, which may, in turn, put potential timelines or projects at risk. Our products also have to meet stringent and constantly evolving safety and certification requirements, potentially in various jurisdictions, and there is no guarantee that our products or vehicles equipped with our solar kits will receive the required certification from relevant authorities. Given the complexities involved in commercializing our solar technology and preparing our solar technology for the mass market, there is no guarantee that we will be successful within the intended timeframe or budget or at all. Any delay in committed or planned timelines due to, for example, a delay in the financing, development or regulatory approval of our solar technology could materially damage our brand, business, prospects, financial condition, results of operations, and cash flows, and could lead to material liquidity constraints.

In early 2023, we decided that it is not feasible for us to further pursue the development and commercialization of the Sion, which the Company had envisaged to become an affordable solar electric vehicle . There is no guarantee that this change and emphasis of our business activities proves successful. We may conclude that the further development and commercialization of our solar technology is not feasible. We may decide to abandon this project, due to, for example, a change in the regulatory framework, lack of feasibility, engineering issues, lack of skilled research and development or other personnel, lack of supplier capacity or availability, lack of customer demand or our inability to secure sufficient capital. In such a case, we may not be able to amortize any investments made. We may enter into contractual arrangements with suppliers or other partners, which may subject us to continuous payment or other obligations irrespective of a decision to abandon the relevant underlying project. Any such decision to discontinue the development or commercialization of our technology or any of our solutions would likely lead to significant losses.

We may also find engineering errors, defects or areas that need improvement in our products. Technological changes or changes in supplier components may require us to change our technology. There can be no assurance that we will be able to implement any such changes in a timely manner or that these changes will not trigger any follow-on issues. Our solar technology may not be as well received, functional or efficient as expected and we may face significant competition with respect to our solar technology. To the extent we may want to monetize our technology based on licensing arrangements with third parties and royalty payments, which requires patent-based or similar legal protection, there is no guarantee that we will obtain such protection in a timely manner, in the relevant jurisdictions or at all. Employees who we have terminated may challenge our ownership in relevant patents or other intellectual property; there is no guarantee that any such challenges will not be successful. We may fail to identify technical innovations that could be patentable and, accordingly, may fail to protect them via patents.

Our solar technology may not be fully functional or available on our anticipated schedule or at all, and may remain unproven and pose additional risks.

The functionality, usability and availability of our solar technology and other solutions in day-to-day use and at scale is largely unproven. There is no guarantee that our products will initially perform as expected under real conditions or that we will be able to detect and fix any potential weaknesses in our technology and solutions prior to commencing commercial production. For example, our solar module technology may not provide the expected efficiency advantage or may be less reliable or more expensive to produce than expected. In addition, our solar modules may be subject to degradation or malfunction due to the weather and mechanical stress over life-time in automotive-use cases. Any of our hardware or software solutions may contain errors, bugs, vulnerabilities or design defects or may be subject to technical limitations that may compromise the functionality of our offering. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect and may only be discovered after industrial commercialization of our technology has begun. Additional risks may result from the use of any of our solutions in jurisdictions where such use is not lawful. For example, our solar module technology may be used or commercialized by any of our licensees in jurisdictions where the use of such a solution may not be lawful or subject to additional regulatory requirements, which may potentially expose us or individuals to significant liability risks or negatively affect our brand.

We depend on the adequate protection of our intellectual property, which can be difficult and costly.

We have invested significant resources in the development of certain proprietary solar technology, and currently plan to continue to invest significant resources in the development of our solar power electronics, the protection of which is critical to our business and the commercial success of our products. We hold several patents relating to our technological innovations, such as our solar module technology and our energy management system for vehicles. To establish and protect our rights in our technology, we rely on a combination of patents, trade secrets (including know-how), copyrights, trademarks, intellectual property licenses, employee and third-party nondisclosure agreements and other contractual rights. Any failure to obtain, maintain, protect, and monitor the use of our existing intellectual property rights could result in the loss of valuable technologies or material business opportunities.

The measures we take to protect our intellectual property from unauthorized use by others, including current or former suppliers, partners or employees, may not be effective for various reasons. Any patent applications we submit may not result in the issuance of patents, the scope of our issued patents may not be broad enough to protect our proprietary rights or our issued patents may be challenged and/or invalidated by our competitors. Any successful challenge to any of our intellectual property rights, including by competitors or current or former employees, could deprive us of rights necessary for the successful commercialization of our solar technology and innovations. Challenges to our patents could impair or eliminate our ability to collect future revenues and royalties in the event we license our technology in the future. The patent prosecution process is expensive, time consuming and complicated, and we and our future licensors may not be able to file, prosecute or maintain all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we and any of our future licensors may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We filed trademark applications in relevant jurisdictions, and in the future may file further trademark applications as we see fit, but may be unable to register our trademarks or otherwise protect them. For example, we have failed in some jurisdictions to obtain protection for our circle with a dot in the middle, if it is not combined with other distinctive elements. In China, our trademark application for certain logos has been objected to. In the United States, our application to register “Driven by the Sun” as a trademark has been denied. In addition, we are in ongoing discussions with an American developer and manufacturer of audio products, who filed oppositions against various trademarks that were filed by us after a rebranding process. Furthermore, in Europe, a producer of telescopic sights has also filed oppositions against the same trademarks that were filed by us after the rebranding process, as well as an application for a declaration of invalidity against our registered trademark of our circle with a dot between the words Sono Motors. With both opponents, we are in negotiations to find an amicable solution. Therefore, for the oppositions that have been filed by these opponents, an extension of the cooling-off period has been filed, and in the case of the application for a declaration of invalidity, an extension of the response period has been requested.  Any efforts to register a trademark may be subject to opposition and if a third-party were to register our trademarks, or similar trademarks, in a jurisdiction where we have not successfully registered such a trademark, it could create a barrier to the successful commercialization of our products. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage as well as a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results.

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

We have applied for patent protection relating to our technological innovations in certain jurisdictions. While we generally consider applying for patents in those countries where we intend to make, have made, use, sell or license patented products, we may not accurately assess all the countries where patent protection will ultimately be desirable. In addition, due to the cost-intensive nature of the patent application process and in accordance with the change in our business model to focusing exclusively on integrating our solar technology into third-party vehicles, we plan to terminate and/or discontinue patents and patent applications that do not address our core products and markets and instead focus on our most promising applications and markets (mainly Europe). Should we decide to address additional markets or expand our product offerings at a later date, a prior decision to discontinue a patent or a patent application may result in lost opportunities with respect to protecting our intellectual property. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, our pending patent applications may be challenged by third parties or such applications may not eventually be issued by the applicable patent offices as patents. The denial of our key patent applications or of a substantial portion of our patent applications could have a substantial negative impact on the value and strength of our intellectual property rights, our ability to execute our business plans and compete with others in our industry. In addition, the patents issued as a result of our foreign patent applications may not have the same scope of coverage as our patents in the EU or United States.

Changes in the patent laws or their interpretation in the relevant jurisdictions may reduce our ability to protect or commercialize our inventions and enforce our intellectual property rights. More generally, these changes could affect the value of our patents and other intellectual property. Our efforts in seeking patent protection for our solar technology and other innovations could be negatively impacted by any such changes, which could have a material adverse effect on our existing patent rights and our ability to protect, enforce or commercialize our intellectual property rights in the future. In particular, our ability to prevent third parties from making, using, selling, offering to sell or importing products that infringe our intellectual property rights will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements.

In some cases, we rely upon unpatented proprietary manufacturing expertise, continuing technological innovation, and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, our confidentiality agreements could be breached and may not provide meaningful protection against improper use of our trade secrets or other proprietary information. There can be no assurance that third parties will not seek to gain access to our trade secrets or other proprietary information. In addition, adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets or other proprietary information. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition.

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

Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may seek to bypass our issued patents, which may require costly and time-consuming litigation and adversely affect our business, prospects, financial condition or operating results. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents or whether any issued patents will be found invalid or unenforceable or will be threatened by third parties.

We may not be able to reliably source our component supply within our projected costs and timelines.

Our asset-light business model partly provides for the sourcing of off-the-shelf sub-components from suppliers, as well as partly outsourced logistics and delivery management based on low inventories.

Even if we are successful in reliably sourcing our sub-component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers or logistics, or in time to meet our commercialization schedules or to satisfy the requirements of customers. Impacts of inflation, including an increase in energy costs, may negatively affect our cost base. Any failure to reliably source our sub-component supply within our projected costs and timelines could have a material adverse effect on our business, prospects, operating results and financial condition.

Furthermore, our relationships with business partners such as suppliers and logistics services providers may be negatively impacted by the former Self-Administration Proceedings. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the Yorkville Investment—Despite our emergence from the Self-Administration Proceedings, the proceedings may materially and adversely affect our operations, including by consuming significant time and attention of our management team, adversely affecting our ability to maintain important relationships with creditors, customers, suppliers, service providers, employees and counterparties, and impacting our ability to pursue new customer arrangements and projects” and “Item 3. Key Information—D. Risk Factors—Risks Related to the Yorkville Investment—We are subject to risks and uncertainties associated with the Companies' Self-Administration Proceedings”.

We rely on a single supplier for certain components and other materials used in our solar solutions.

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

Furthermore, our relationships with our suppliers may be negatively impacted by the former Self-Administration Proceedings. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the Yorkville Investment—Despite our emergence from the Self-Administration Proceedings, the proceedings may materially and adversely affect our operations, including by consuming significant time and attention of our management team, adversely affecting our ability to maintain important relationships with creditors, customers, suppliers, service providers, employees and counterparties, and impacting our ability to pursue new customer arrangements and projects” and “Item 3. Key Information—D. Risk Factors—Risks Related to the Yorkville Investment—We are subject to risks and uncertainties associated with the Companies' Self-Administration Proceedings”.

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

We have yet to finalize our contractual arrangements with some of our prospective suppliers and business partners. Negotiations with our prospective suppliers and business partners may consume significant resources and time and there is no guarantee that such negotiations will be concluded successfully. In the negotiations, we may agree to terms and conditions that are less favorable to us than expected. We may be subject to unfavorable rules on the transfer of risk with respect to our solar modules or supplied components or disadvantageous payment terms. Any failure to finalize our arrangement with our suppliers and business partners in a timely manner may lead to reduced volumes of our offering. Terms and conditions of any contractual arrangement, including any preliminary contractual arrangement, may have to be renegotiated due to a lapse of time or a change in material circumstances should we not be able to realize the anticipated timelines.

Prospective suppliers and business partners may end their relationship or negotiations with us for various reasons. Some of the suppliers we involve, or intend to involve, are well- known market players with significant bargaining power and whose position towards us is bolstered due to our dependency on such suppliers as there are only a limited number of suppliers for solar technology components and raw materials. We, on the other hand, are not an established business and have limited market power. Therefore, we may not be able to successfully assert our own interests and may have to enter into contracts with significantly disadvantageous terms and conditions, such as unfavorable prices, limitations on remedies in cases of breach of contract, unfair liquidated damages provisions or broad termination rights allowing our business partners to end their relationship with us at will. If we successfully market our solar technology on an industrial scale, we will seek to further scale our operations. We may have to renegotiate, amend or extend our relationships with our business partners and there is no guarantee that we will be successful in doing so. We may incur substantial additional costs and expenses should we have to amend our business model to scaled operations and we may even fail to do so.

Furthermore, our relationships with prospective suppliers and business partners may be negatively impacted by the former Self-Administration Proceedings. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the Yorkville Investment—Despite our emergence from the Self-Administration Proceedings, the proceedings may materially and adversely affect our operations, including by consuming significant time and attention of our management team, adversely affecting our ability to maintain important relationships with creditors, customers, suppliers, service providers, employees and counterparties, and impacting our ability to pursue new customer arrangements and projects” and “Item 3. Key Information—D. Risk Factors—Risks Related to the Yorkville Investment—We are subject to risks and uncertainties associated with the Companies' Self-Administration Proceedings”.

We may not be able to obtain or agree on acceptable terms and conditions all or a significant portion of the government grants, loans and other incentives for which we may apply, which may negatively affect our ability to reach funding goals.

We may apply for federal and state grants, loans and tax incentives under various government programs designed to stimulate the economy or to support the development or production of solar integration solutions for the mobility industry. Our ability to obtain funds or incentives from these sources is subject to the availability of funds under applicable programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining any grants, loans and other incentives.

In addition, as a result of our termination of the Sion passenger car program in February 2023 and the recent employee terminations in light of our intention to focus in the short- to medium-term on our Solar Bus Kits and similar retrofit solar products, we are in the process of withdrawing from and terminating certain grants and other incentives that we were previously awarded but no longer align with our current business model and staffing. For example, we exited the SCALE project, which related to the mass deployment of electric vehicles and the accompanying smart charging infrastructure/V2G (vehicle-to-grid) to demonstrate how AC bi-directional charging can support the electric grid (e.g. by reducing peak loads) using open standards, and as a result were required to repay some of the funds received in connection therewith in accordance with the Subsidiary’s Plan. If we are not successful in obtaining any of these additional incentives and unable to find alternative sources of funding to meet our planned capital needs, our business and prospects could be materially adversely affected.

We depend on the acceptance of our brand and any negative publicity relating to any of our business partners and their products or services could have a significant negative impact on our business and reputation.

Our business and prospects depend on our ability to develop, maintain, and strengthen our brand. Potential competitors could have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. We have a limited budget for marketing and publicity and we may not succeed in establishing, maintaining and strengthening our brand. In addition, our brand and reputation could be severely harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, customers or our industry in general. Any actual or alleged misconduct by, or negative publicity relating to, any of our business partners and their products or services could have a significant negative impact on our business and reputation whether or not such publicity is directly related to their collaboration with us. Our ability to successfully build our brand could also be adversely affected by any negative perception about the quality of our business partners’ products or services.

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

If and when our products reach commercial production, we intend to offer our own aftersales service and also maintain our own network of cooperating service partners for the provision of aftersales customer service. We have entered into negotiations with several potential business partners maintaining a suitable network of physical workshops to implement our concept of installation and aftersales customer service for some industries but there can be no assurance that we will be able to achieve our goal of establishing a service network that offers installation, repair, servicing, maintenance and warranty service to our customers in time or at all. Even if we successfully manage to partner with relevant service partners, they will initially only have limited experience in installation and servicing our solar modules and solutions for our customers. If our cooperation partners do not render the desired results, we may need to find further suitable external partners and enter into installation and service arrangements with them on terms and conditions acceptable to us in order to offer our customers adequate service and maintenance offerings. If we are unable to successfully address the service and maintenance requirements of our customers, our business, reputation, results of operations, financial condition and prospects will be materially and adversely affected.

Product recalls or defects that subject us to warranty claims could materially adversely affect our business, prospects, operating results and financial condition.

Our solar module technology and other solutions are complex products, and because they are still in the developmental phase, their reliability and durability in the day-to-day wear and tear have not yet been proven over a full lifetime in real-life conditions. Despite testing conducted either by us or by our supplier partners that simulated lifetime conditions, there can be no assurances about how real-life conditions may vary from the test results. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our products prove to be defective or noncompliant with applicable relevant regulatory or safety standards. Relevant defects may include, for example, a lack of durability of our solar modules, intense heat development as well as thermal expansion of our modules. Any product recall in the future may result in adverse publicity and damage our brand. Such recalls could involve significant expense and diversion of management attention and other resources and could adversely affect our business, prospects, financial condition and results of operations. Furthermore, defects could result in warranty claims from customers. Warranty claims from customers that exceed our provision for warranty costs could materially adversely affect our business, operating results and financial condition.

The solar modules and other components in our products could pose certain health and safety risks.

Solar modules, including the solar modules that are part of our Solar Bus Kits, may pose various risks to the environment. Solar modules include components and complex systems that can fail, such as switches, fuses and wiring feeding the solar modules’ power into a vehicle’s systems. In addition, chemical and potentially toxic materials are used in the production of solar cells, in a process that generates many toxic byproducts such as hexafluoride. These products are dangerous for the environment as well as for humans. Even if producers of our solar modules have implemented safety procedures related to the handling of such toxic materials, a safety issue, contamination or fire related to the solar modules could disrupt operations. Furthermore, solar modules may catch fire due to, for example, spontaneous combustion, either from the parts within the modules or in the surrounding environment, due to the high levels of heat produced by the device. In the case of vehicle-applied solar solutions, such as our Solar Bus Kit, solar modules or components attached thereto that come loose may cause accidents, which may result in damage to property or even bodily harm. In addition, in the event that solar modules overcharge the battery, there is a risk of damage to the vehicle. Furthermore, depending on the type of battery used in the vehicle, overcharging may lead to the production of oxyhydrogen or even fire. Solar modules that catch fire may produce heat, smoke and toxic byproducts, may lead to the destruction of the vehicle or may cause bodily harm. While we do not currently receive official certifications from our standard suppliers of photovoltaic (PV) modules, we conduct internal and external testing of the PV modules in accordance with ISO/ECE standards. Additionally, our MCU has achieved ECE R-10 certification and therefore complies with regulatory requirements for electromagnetic compatibility.

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

If we are able to successfully access the unfunded portion of the Yorkville Investment, we may face risks associated with international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business.

If we are able to successfully access the unfunded portion of the Yorkville Investment, we expect that our initial market will be central Europe, but our geographic coverage could exceed these markets. As a result, we would face risks associated with such growth, including possible unfavorable regulatory, political, tax and labor conditions, which could harm our business, as well as incurring significant expenditures necessary for satisfying relevant regulatory requirements or obtaining product certification in such new markets. Our operations will be subject to the local legal, political, regulatory and social requirements and economic conditions in the relevant jurisdictions. There is no guarantee that we will obtain relevant certifications for our products in the relevant markets or at all. We have not yet checked the feasibility of a rollout of our products in all the markets we may tap in the future and may identify political, regulatory, operational or practical hurdles, which may render an expansion into such a market unfeasible.

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

If we are unable to attract and retain key employees and hire additional qualified management, technical and engineering personnel, our ability to compete could be harmed.

Our success and financial performance depend on technological innovation and resources. Our success in such an environment depends, to a large extent, on our management and the ability to retain our key personnel. We benefit from the expertise and knowledge of our research and development team and our competitiveness could be significantly impaired should we be unable to retain the key employees in our research and development team or any other team member. Any temporary or permanent unavailability or any unexpected loss of one or more of our management members or key employees could adversely affect our business and competitiveness. Changes in management may also have a significant impact on our operations and the loyalty and motivation of our employees.

Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop highly qualified personnel. In light of our decision to terminate the Sion program in February 2023, as of the end of March 2023, we had notified 254 employees about the termination of their employment with us and, in this context, additional employees decided to leave us. Thereafter, in connection with the corporate structure and future business model envisioned in the Yorkville Investment, including the streamlined initial business focus on the Solar Bus Kit and similar retrofit solar products, in September 2023, we terminated the contracts of 40 employees, including the contracts of the four managing directors of the Subsidiary. In addition, in late October 2023, we gave notice to all of our remaining employees in the interest of protecting the Subsidiary’s creditors during the Self-Administration Proceedings by ensuring that employee wages did not result in an additional liquidity burden. Following our agreement with Yorkville on the Yorkville Investment, we offered to reinstate those employees in November 2023. While more than 80% of these employees accepted our offer to stay, these events may have damaged our reputation as an employer and may significantly negatively affect our ability to hire and retain employees. Further, the significant reduction in headcount in 2023, as well as the change in management at both the Company and Subsidiary levels in connection with the Yorkville Investment, which in both cases resulted in smaller management teams, expose us to the risk that employees with relevant knowledge and know-how may have left us and that the remaining employees may not be able, or may not have the adequate skills or time, to successfully perform all of the functions that are necessary for us to manage, develop or grow our business.

We may have to hire additional employees in order to maintain our daily operations, corporate functions and be able to complete the development of our solar technology in order to start its commercial production according to our currently envisioned timelines. We may not succeed in hiring employees in sufficient numbers or at all, as our technological solutions are complex and innovative and individuals with sufficient experience with solar technology, particularly solar technology used in vehicles, are scarce, and as a result, we will need to expend significant time and money to train available employees. Competition for qualified employees is intense, and our ability to hire, attract and retain them depends, among others, on our ability to provide competitive compensation. Despite our emergence from the Self-Administration Proceedings, these proceedings and the events that lead up to them are likely to have damaged our reputation as an employer. Furthermore, we have a limited operating history and our brand and reputation as an employer are not as developed as that of established market players. We have not yet generated any material revenues, significantly depend on external financing and may not be able to offer potential employees attractive or competitive remuneration.

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

In light of our decision to terminate the Sion program in February 2023 and our financial situation, we terminated the vast majority of our employees. Thereafter, in connection with the corporate structure and future business model envisioned in the Yorkville Investment, including the streamlined initial business focus on the Solar Bus Kit, in September 2023, we terminated the contracts of 40 employees, including the contracts of the four managing directors of the Subsidiary. We may also decide to terminate further employment relationships in the foreseeable future. In the event of any employee terminations, we face the risk of legal proceedings in which the former employees may challenge their termination, claim damages or other payments and benefits in relation to their employment relationship or seek ownership in intellectual property rights and other assets. Should employees be successful in challenging terminations, we may be exposed to substantial financial and other liabilities. As of December 1, 2023, 13 employees had initiated legal proceedings against us in connection with their termination due to our changes in business model, 11 of which have already been resolved as of the date of this Annual Report. In addition, despite their termination, former employees may still claim to be, fully or partially, entitled to certain benefits granted to them while they were still employed with us, such as, for example, certain incentives, bonuses or pension entitlements. We may also be liable for substantial social security contributions with respect to terminated employees for a prolonged time.

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

Regulations and stakeholder expectations relating to environmental, social and governance matters may impose additional costs and expose us to new risks.

We continue to closely monitor developments relating to environmental, social and governance (“ESG”) regulations. At the federal level in the United States, the SEC has approved new rules requiring public companies to disclose extensive climate-related information in their registration statements and periodic reports where material. The approved rules would mandate disclosures related to material climate-related risks and their impacts, greenhouse gas emissions and climate-related financial statement metrics. While the SEC has stayed these rules given current litigation challenging their authority, we are monitoring closely the SEC requirements to be in preparation for any final court rulings. As a result of new and approved climate-related regulatory requirements, we will develop robust systems, processes, and controls for assessing and reporting our material climate-related financial risks, as well as ensuring transparency and accuracy in our disclosures.

There is an increasing focus from stakeholders, including certain investors, customers and employees, concerning ESG matters. For example, some investors may use ESG performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to ESG are inadequate. In addition, we may face reputational damage in the event that we do not meet the ESG standards set by various constituencies.

As ESG best practices and regulations continue to evolve, we expect to incur increasing costs relating to ESG monitoring, reporting and compliance, and these efforts will require substantial time and attention of management. This could have a material adverse effect on our business, results of operations, value chain and financial condition.

Fluctuations in currency exchange rates may significantly impact our results of operations.

A substantial percentage of our operations are conducted in Europe. As a result, we are exposed to an exchange rate risk between the U.S. and the Euro. The exchange rates between these currencies in recent years have fluctuated significantly and may continue to do so in the future. An appreciation of the Euro against the U.S. dollar could increase the relative cost of our products outside of Europe, which could lead to decreased sales. Conversely, to the extent that we are required to pay for goods or services in U.S. dollars, the depreciation of the Euro dollar against the U.S. dollar would increase the cost of such goods and services.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the Euro. Given the volatility of exchange rates, we might not be able to effectively manage our currency transaction risks, and volatility in currency exchange rates might have a material adverse effect on our business, financial condition or results of operations.

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

Our operations, are or will be subject to international, national, regional and/or local environmental laws and regulations, including, in the jurisdictions in which we intend to sell our products, laws relating to the use, handling, storage, disposal and human exposure to hazardous materials (including the German Federal Soil Protection Act (Bundes-Bodenschutzgesetz), and Regulation (EC) no. 1907/2006 (REACH)). Furthermore, we will be affected by the Extended Producer Responsibility, an EU policy approach under which producers are given a significant responsibility - financial and/or physical - for the treatment or disposal of post-consumer products. We may be or become subject to various environmental, social and governance-related regulations in the future, such as the EU Corporate Sustainability Reporting Directive, EU Taxonomy for sustainable activities, the EU Corporate Sustainability Due Diligence Directive or the Act on Corporate Due Diligence Obligations in Supply Chains (“Lieferkettensorgfaltspflichtengesetz”, LkSG) including as a result of recent legislative or regulatory initiatives. Environmental and health and safety laws and regulations can be complex. We expect that we will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations, which may require us to change our operations, potentially resulting in a material adverse effect on our business, prospects, financial condition and operating results.

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

Technological innovation will be a crucial aspect of our potential success. We have been granted several patents for our technologies and intend to continue to file additional patent applications in the future. As the number of competitors in our market increases, and as the number of patents issued in the area of mobility grows, the possibility of patent infringement claims against us or by us increases. While we are not aware that our technologies infringe the proprietary rights of any third party or that technologies of a third party infringe our proprietary rights, we do not regularly conduct freedom to operate searches. Policing violations of our intellectual property rights or unauthorized use of our proprietary technology can be difficult and result in substantial costs. Litigation may be necessary to enforce our intellectual property rights or determine the validity and scope of our proprietary rights and of others. We cannot ensure that the outcome of such potential litigation will be in our favor, and such litigation may be costly and may divert management attention and other resources away from our business. We may not be able to manufacture or commercialize our technology as planned and our freedom to operate may be impaired, absent a license, which may not be available on reasonable terms or at all, should we fail to successfully identify or challenge any patents or patents applications that cover our technology or innovations. This risk is more pronounced against the background that it is difficult for industry participants, including us, to identify all third-party patent rights that may be relevant to our product candidates and technologies because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We may in-license patents and other intellectual property from third parties, including suppliers and service providers, and we may face claims that our use of this in- licensed technology infringes the intellectual property rights of others. In such cases, we will seek indemnification from our licensors. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses.

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

Our trademark registrations and applications are valuable assets and may be challenged, infringed, circumvented or declared generic or determined to infringe a third party’s trademarks. In March 2022, we filed eight new trademarks with the European Union Intellectual Property Office, each of which has been opposed by two separate opponents. We are currently in negotiations with these opponents and are seeking an amicable solution. In addition, one of those opponents has also opposed our European registered trademark of our circle with a dot between the words Sono Motors. We may not be able to protect our rights to these trademark registrations or applications, which may be necessary to build name recognition among potential collaborators or customers in our markets of interest. For example, we have failed in some jurisdictions to obtain protection for our circle with a dot in the middle, if it is not combined with other distinctive elements. Equally, there can be no assurance that we will be successful in registering additional or replacement trademarks if we were to engage in a rebranding. At times, competitors may adopt trademarks or trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our trademark registrations or applications. We have not conducted any availability searches for trademarks to assess whether our trademark registrations would not infringe a third party’s trademarks, or whether our trademark applications would be successfully registered. We can provide no assurance that our pending trademark applications will be approved. Successful third-party challenges to the use of any of our trademarks may require us to rebrand our business or certain products or services associated therewith.

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

For example:

●

others may be able to make products or processes that are identical or similar to any product or process we may develop and commercialize or utilize similar intellectual property or technologies that we now or may in the future own or have in-licensed;

●	we or our future licensors or collaborators might not have been the first to make the inventions covered by the patents or pending patent applications that we own or have in- licensed;

●	we or our future licensors or collaborators might not have been the first to file patent applications covering certain of our or their inventions;

●

others may independently develop similar or alternative intellectual property or technologies or duplicate any of our intellectual property or technologies without infringing our owned or in-licensed intellectual property rights;

●	it is possible that our pending patent applications or those that we may own or in-license in the future will not lead to issuance of patents;

●	patents that we own or have in-licensed may be held invalid or unenforceable, including as a result of legal challenges by our or our licensors’ competitors;

●

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products or processes for sale in our major commercial markets;

●	we may not develop additional trade secrets or proprietary know-how that is patentable;

●

the patents of others may have an adverse effect on our business and/or our technology may infringe existing third party patents, leading to either loss of freedom to operate or the need to pay license fees;

●

we may choose not to file a patent in order to maintain certain trade secrets or proprietary know-how, and a third party may subsequently file a patent covering such trade secrets or proprietary know-how; and

●

a third party may infringe our patents resulting in the need for legal action, including potential litigation, to protect our patents, and there can be no guarantees that we would be successful in such legal actions in all jurisdictions.

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

In light of our decision to terminate the Sion passenger car program in February 2023, as of the end of March 2023, we had notified 254 employees about the termination of their employment with us. Thereafter, in connection with the corporate structure and future business model envisioned in the Yorkville Investment, including the streamlined initial business focus on the Solar Bus Kit and similar retrofit solar products, in September 2023, we terminated the contracts of 40 employees, including the contracts of the four managing directors of the Subsidiary. We may also decide to terminate further employment relationships in the future. In the event of any employee terminations, we face the risk of legal proceedings in which the former employees may challenge their termination, claim damages or other payments and benefits in relation to their employment relationship or seek ownership in intellectual property rights and other assets. Should employees be successful in challenging terminations, we may be exposed to substantial financial and other liabilities. As of December 1, 2023, 13 employees had initiated legal proceedings against us in connection with their termination due to our changes in business model, 11 of which have already been resolved as of the date of this Annual Report. We also terminated and settled relationships with several former business partners that became obsolete. Former business partners may assert substantial payment claims or sue us for damages.

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

Since our incorporation we have had, on a continuous basis, our place of “effective management” in Germany (albeit that such management connection with Germany has been diluted). The German tax authorities may still deem the remaining management connection or other local presence sufficiently strong to assert taxing rights under German domestic law. As an entity incorporated under Dutch law, however, we also qualify as a tax resident of the Netherlands on the basis of Dutch domestic law. Yet, based on our current management structure and the current tax laws of the United States, Germany and the Netherlands, as well as applicable income tax treaties, and current interpretations thereof, if the German tax authorities would seek to assert taxing rights due to effective management from Germany, we should qualify solely as a tax resident of Germany for the purposes of the double tax treaty between Germany and the Netherlands due to the “effective management” tie-breaker included in Article 4(3) of the double tax treaty between Germany and the Netherlands and the current MLI choices and reservation, seeing that management ties with the Netherlands are entirely absent. Our sole tax residency in Germany for purposes of the above-mentioned tax treaty is subject to the application of the provisions on tax residency as stipulated in such treaty as amended from time to time. The MLI, Germany and the Netherlands entered into, among other countries, should not, as of this date, affect such tax treaty’s rules regarding tax residency.

The test of “effective management” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the relevant case law and OECD guidance suggest that our Company is unlikely to be regarded as a Dutch tax resident in a tax treaty context if, as our Company intends, (i) no management board meetings will be held in the Netherlands and management board members attending through video conferencing will not be present in the Netherlands for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting our Company and its subsidiaries; (iii) those meetings are properly minuted; (iv) none of our management board members, together with supporting staff, are based in the Netherlands; and (v) our Company does not have permanent staffed office premises in the Netherlands. We may, however, become subject to income tax liability in other countries with regard to the income generated in the respective other country, for example, due to the existence of a permanent establishment or a permanent representative in such other country.

The applicable tax laws, tax treaties or interpretations thereof may change, including the MLI choices and reservation. Furthermore, whether we have our place of effective management in Germany and are as such solely tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable tax laws or interpretations thereof, changes to applicable facts and circumstances (for example, a change of directors or the place where board meetings take place), or changes to applicable tax treaties, including a change to the application of the MLI, may result in a taxable presence in (an)other jurisdiction(s). See “Item 3. Key Information—D. Risk Factors—Regulatory, Legal and Tax Risks—If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and the Netherlands.” As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our share price and trading volume to decline.

We may be or become a passive foreign investment company (“PFIC”), which could result in adverse United States federal income tax consequences to United States investors.

Based on the composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC in our taxable year ended December 31, 2023. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (1) 75% or more of our gross income in a taxable year is passive income, or (2) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

Our PFIC status is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in our taxable year ending December 31, 2024 or in a future taxable year.

If we are or were to become a PFIC, such characterization could result in adverse United States federal income tax consequences and burdensome reporting requirements to a holder of ordinary shares if such holder is a United States investor. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—PFIC Rules”.

Risks Related to Our Shares

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 320,000,000 ordinary shares. Although our articles of association provide that upon an increase of our issued share capital to at least €25,000,000 our authorized share capital will automatically increase to €102,000,000, divided into 1,500,000,000 ordinary shares and 8,000,000 high voting shares, in connection with the Yorkville Investment, shareholders at the EGM (as defined herein) approved a proposal to increase (in one or a series of amendments) our authorized share capital in order to cover conversions under the convertible debentures held by Yorkville. An issuance of new ordinary shares may also lead to substantial dilution of our then existing shareholders. We cannot predict the size of future issuances of our shares, or the effect, if any, that future issuances and sales of shares would have on the market price of our ordinary shares.

Our ordinary shares were delisted from Nasdaq, which has had and may continue to have a material adverse effect on our business and the trading and price of our ordinary shares.

Our ordinary shares were delisted from Nasdaq effective February 25, 2024. As at the date of the filing of this Annual Report, the Company’s securities are quoted on the OTC Markets Pink Open Market (“OTC Pink Market”) on an “unsolicited only” basis.

The OTC Pink Market is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in the over-the-counter equity securities and provides significantly less liquidity than a listing on the Nasdaq Stock Markets or other national securities exchange. OTC Pink Market securities are traded by a community of market makers that enter quotes and trade reports. This market is limited in comparison to the national stock exchanges and any prices quoted may not be a reliable indication of the value of our securities. Quotes for securities included on the OTC Pink Market are not listed in the financial sections of newspapers as are those for the Nasdaq Stock Market or the NYSE. Therefore, prices for securities traded solely on the OTC Pink Market may be difficult to obtain.

Trading on the OTC Pink Market as opposed to a national securities exchange had resulted and may continue to result in a reduction in some or all of the following, each of which could have a material adverse effect on the price of our ordinary shares and our company:

●	liquidity of our ordinary shares;

●	the market price of our ordinary shares;

●	more difficult and more expensive financings in the future; our ability to obtain financing to support our operations and the implementation of our business plan;

●	decreased ability to issue additional securities or obtain additional financing in the future;

●	loss of exemption under U.S. state securities registration requirements, which may require us to comply with applicable U.S. state securities laws;

●	the number of institutional and other investors that will consider investing in our ordinary shares;

●	the number of market markers in our ordinary shares;

●	the availability of information concerning the trading prices and volume of our ordinary shares; and

●	the number of broker-dealers willing to execute trades in our ordinary shares.

In addition, the market price of our ordinary shares could be subject to wide fluctuations in response to:

●	actual or anticipated fluctuations in our results of operations;

●	the sale by us of our ordinary shares or other securities, or the anticipation of sales of such securities;

●	the trading volume of our ordinary shares, particularly if such volume is light;

●	the introduction of new products or services, or product or service enhancements by us or our competitors;

●	announcements of significant acquisitions or other agreements by us or our competitors;

●	sales or anticipated sales of our ordinary shares by our officers and directors;

●	conditions and trends in our industry;

●	changes in our pricing policies or the pricing policies of our competitors;

●	changes in the estimation of the future size and growth of our markets; and

●	general economic conditions.

The stock market in general, and the OTC Pink Market in particular, have experienced extreme price and volume fluctuations that in some cases may be unrelated or disproportionate to the operating performance of companies. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In addition, this volatility could adversely affect an investor’s ability to sell our ordinary shares and/or the available price for such ordinary shares, at any given time.

We are currently applying to have our ordinary shares admitted for trading on the OTCQB, and in the future, we plan to seek to relist our ordinary shares on a national stock exchange through the normal relisting application process. However, we cannot assure you that we will list our ordinary shares successfully on Nasdaq or another national securities exchange, or that once listed, our ordinary shares will remain listed thereon. An active trading market for the Company’s ordinary shares may never develop or, if developed, it may not be sustained. You may be unable to sell your ordinary shares unless an active market for such ordinary shares can be established and sustained.

Following the delisting of our ordinary shares from Nasdaq in February 2024, we may not be able to meet the initial listing requirements for admission of our shares to trading on a stock exchange in the future or to pay for the costs associated with such an initial listing, and therefore may not be able to have our shares admitted to trading on a stock exchange in the future.

On December 11, 2023, the Company received a decision of the Panel advising the Company that the Panel had determined to delist the Company’s ordinary shares from Nasdaq. Nasdaq filed a Form 25 Notification of Delisting with the SEC on February 15, 2024 to complete the delisting.

On July 12, 2023, we received a delisting notice from Nasdaq stating that the staff of the Listing Qualifications Department (the “Staff”) has determined that our securities will be delisted from Nasdaq in accordance with Listing Rules 5101, 5110(b) and IM-5101-1 and notifying us of the suspension in trading of our common shares as of the opening of business on July 21, 2023. The delisting notice further stated that a Form 25-NSE was to be filed with the SEC, which would remove our securities from listing and registration on Nasdaq. The Staff’s determination was based on the following factors: the associated public interest concerns raised by our announcement of the applications for the Self-Administration Proceedings; concerns regarding the residual equity interest of the existing listed securities holders; and concerns about our ability to sustain compliance with all requirements for continued listing on Nasdaq. The delisting notice further stated that our failure (up to that time) to file our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 with the SEC and Nasdaq and resultant failure to comply with Nasdaq’s filing requirement as set forth under Listing Rule 5250(c)(1) served as an additional and separate basis for delisting.

On August 28, 2023, we received an additional staff determination letter (the “Letter”) from the Staff stating that, for the 12 consecutive trading days prior to the Letter, the closing bid price of our ordinary shares had been below $0.10, which served as an additional basis for delisting our ordinary shares from Nasdaq pursuant to Listing Rule 5810(c)(3)(A)(iii). In addition, the Letter stated that the resignation in April 2023 of four out of five members of our supervisory board, including all of our independent members, and our resultant failure to meet the audit committee requirement for continued listing on Nasdaq set forth in Listing Rule 5605(c)(2), served as an additional basis for delisting our ordinary shares from Nasdaq. We appealed the delisting determination and appeared before the Panel on September 14, 2023.

Trading of our ordinary shares on Nasdaq was suspended on July 21, 2023. Since then, our ordinary shares have been quoted on the over-the-counter market, and we are currently applying to have our ordinary shares admitted to trading on OTCQB, which we expect to occur shortly after the filing of this Annual Report. Over-the-counter markets which are less visible, less accessible and less liquid markets. Furthermore, there can be no assurance that we will be able to meet the initial listing requirements for admission of our shares to trading on a stock exchange in the future and pay for the costs associated with an initial listing on a stock exchange. At our extraordinary general meeting of shareholders convened on January 31, 2024 (the “EGM”), shareholders approved a proposal to effect the Reverse Share Split (as defined herein) of the ordinary shares and high voting shares and, as part of the Reverse Share Split, to reduce the nominal value per ordinary share and high voting share. Our management board has been authorized by the shareholders at the EGM to determine the exchange ratio for the Reverse Share Split. The Reverse Share Split and the reduction of nominal value of ordinary shares and high voting shares is effected by means of an amendment of our articles of association. The purpose of such proposal is to increase the price of the Company’s ordinary shares and enable a potential application for admission of our ordinary shares to trading on a stock exchange in the future; however, such efforts may not be sufficient. As a result, there can be no assurance that we will be able to have our shares admitted to trading on a stock exchange in the future.

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

The stock market in general and the market for smaller technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may lose some or all of your investment. The market price of our ordinary shares is affected by the supply and demand for our ordinary shares, which may be influenced by numerous factors, many of which are beyond our control, including:

●	fluctuation in actual or projected results of operations; changes in projected earnings or failure to meet securities analysts’ earnings expectations; the absence of analyst coverage;

●	negative analyst recommendations;

●	changes in trading volumes in our ordinary shares (including by the sale of shares granted to our employees under employee participation programs);

●	large-volume or targeted transactions by short-sellers;

●	changes in our shareholder and/or share structure;

●	the Reverse Share Split (as defined herein);

●	changes in macroeconomic conditions;

●	the activities of competitors and sellers;

●	changes in the market valuations of comparable companies;

●	our ability to successfully develop and refine our solar technology and business and reach market readiness;

●	the recruitment or departure of key management or other key employees;

●	significant lawsuits, including patent, shareholder or customer litigation;

●	the fact that our shares are not currently listed on a stock exchange;

●	changes in investor and analyst perception with respect to our business or the solar technology and automotive industries in general; and

●	changes in the statutory framework applicable to our business.

As a result, our share price may be subject to substantial fluctuation.

In addition, general market conditions and fluctuation of share prices and trading volumes could lead to pressure on the market price of our ordinary shares, even if there may not be a reason for this based on our business performance or earnings outlook. Prices for companies with a limited operating history, particularly in industries with barriers such as the solar technology and mobility industries, may be more volatile compared to share prices for established companies or companies from other industries. The price of our shares has been volatile since our IPO.

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

As of the date of this Annual Report, all of the Company’s high voting shares are held by SVSE LLC, a Delaware limited liability company (“SVSE”). The sole member of SVSE is George O’Leary, the Company’s CEO, CFO and sole managing director. The current concentration of ownership, if so maintained, may discourage, delay or prevent a change in control of our Company, which could deprive our other shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company and might ultimately affect the market price of our ordinary shares. Such concentrated control will limit your ability to influence corporate matters that holders of ordinary shares may view as beneficial. In addition, certain index providers, such as S&P Dow Jones or FTSE Russell, view multi-class shares critically and have amended their rules so that companies with multi-class shares will no longer be added to their indexes. For information about the percentage of voting rights held by our major shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.

Future offerings of debt or equity securities by us could adversely affect the market price of our ordinary shares, and future issuances of equity securities could lead to a substantial dilution of our shareholders.

We will require significant additional capital in the future to finance our business operations and growth. For example, we will require additional funding to reach commercial operation, and we may seek to offer new equity and/or debt in the future for such funding. The Company may seek to raise such capital through the issuance of additional equity or debt securities with conversion rights (e.g., convertible bonds and option rights) or preferred equity (e.g., preference finance shares). An issuance of additional equity or debt securities with conversion rights could potentially reduce the market price of our ordinary shares and the Company currently cannot predict the amounts and terms of such future offerings. We expect such funding to be in the form of, or at least include, additional equity fundraising, which will dilute existing shareholders.

If such offerings of equity or debt securities with conversion rights are made without granting preemptive rights to our existing shareholders, these offerings would dilute the economic and voting rights of our existing shareholders. Preemptive rights may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. In accordance with market practice and our past practice, our management board has been authorized for a period of 18 months following the date of the Company’s annual general meeting which took place on December 29, 2023 (the “AGM”) or until the next annual general meeting of shareholders (whichever comes first) to issue shares or grant rights to subscribe for shares representing up to 10% of the nominal issued capital as per the AGM and to limit or exclude preemptive rights in connection therewith. In addition, in connection with the Yorkville Investment, at our EGM shareholders approved proposals to authorize our management board as the corporate body authorized to issue ordinary shares and/or high voting shares to effect the Reverse Share Split (as defined herein) and to limit or exclude preemptive rights in connection therewith. Furthermore, shareholders at the EGM approved additional proposals to (i) grant rights to subscribe for ordinary shares (the “Debenture Shares”) to the holder(s) of the Existing Convertible Debentures (as defined herein) or the new convertible debenture(s) issued to Yorkville in connection with the Yorkville Investment, (ii) effect the potential issuance of more than 20% of the Company’s outstanding shares upon the conversion of one or more of such debentures, and (iii) exclude any pre-emption rights in relation to such debentures and the granting of rights to subscribe for the Debenture Shares. All of the foregoing could cause existing shareholders to experience substantial dilution of their interest in us.

In addition, dilution may also arise from (i) the acquisition or investments in companies in exchange, fully or in part, for newly issued ordinary shares or high voting shares, (ii) convertible rights in connection with (a) the Existing Convertible Debentures and (b) the new convertible debenture issued to Yorkville on February 5, 2024 and the additional convertible debenture(s) expected to be issued to Yorkville in connection with the Yorkville Investment, (iii) stock options or conversion rights granted to our business partners or our customers as well as from the exercise of stock options or conversion rights granted to our employees in the context of existing or future stock option programs or (iv) the issuance of ordinary shares to employees in the context of existing or future employee participation programs.

Any future issuance of ordinary shares or high voting shares could reduce the market price of our ordinary shares and dilute the holdings of existing shareholders.

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

In the event of an issuance of ordinary shares, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. Our management board, subject to approval of our supervisory board, has been authorized, for a period of 18 months from the AGM or until the next annual general meeting (whichever comes first) to issue shares or grant rights to subscribe for shares representing up to 10% of the nominal issued capital as per the AGM and to limit or exclude preemptive rights in connection therewith. In addition, in connection with the Yorkville Investment, at our EGM shareholders approved and adopted proposals to authorize our management board as the corporate body authorized to issue ordinary shares and/or high voting shares to effect the Reverse Share Split (as defined herein) and to limit or exclude preemptive rights in connection therewith. Furthermore, shareholders at the EGM approved additional proposals to (i) grant rights to subscribe for Debenture Shares to the holder(s) of the Existing Convertible Debentures (as defined herein) or the new convertible debenture(s) issued to Yorkville in connection with the Yorkville Investment, (ii) effect the potential issuance of more than 20% of the Company’s outstanding shares upon the conversion of one or more of such debentures, and (iii) exclude any pre-emption rights in relation to such debentures and the granting of rights to subscribe for the Debenture Shares. All of the foregoing could cause existing shareholders to experience substantial dilution of their interest in us.

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

We are required to comply with Sections 302 and 906 of the Sarbanes-Oxley Act. In addition, pursuant to Section 404(a) of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting annually. While we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm pursuant to Section 404(b).

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

We are not a resident of the United States and our officers of Sono Motors GmbH are not residents of the United States. As a result, depending on the subject matter of the action brought against us and/or our officers, United States courts may not have jurisdiction. If a Dutch court has jurisdiction with respect to such action, that court will apply Dutch procedural law and Dutch private international law to determine the law applicable to that action. Depending on the subject matter of the relevant action, a competent Dutch court may apply another law than the laws of the United States.

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

Our articles of association stipulate that the planet, humankind and society are important stakeholders of us and the highest principle pursued by us as part of our objects is the protection of the environment, nature and humankind. Under our articles of association, this principle shall form the foundation of our actions and the decisions of our management board and the supervisory board. On the basis of that premise, among other matters, our management board and the supervisory board may let the interests of the planet, humankind and society outweigh the interests of other stakeholders, provided that the interests of the latter stakeholders are not unnecessarily or disproportionately harmed. A resolution to amend the text or purport of these provisions of our articles of association shall require a unanimous vote in a general meeting where all of our shareholders are present or represented.

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

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. In this respect, certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in our management board and supervisory board. These include:

●	a dual-class share structure which consists of ordinary shares and high voting shares, with ordinary shares carrying one vote per share and high voting shares carrying 25 votes per share;

●	the high voting shares are not listed ;

●

a provision that our management board members and the supervisory board members are appointed on the basis of a binding nomination prepared by our supervisory board which can only be overruled by a two-thirds majority of votes cast representing more than half of our issued share capital;

●

a provision that our management board members and the supervisory board members may only be dismissed by the general meeting by a two-thirds majority of votes cast representing more than half of our issued share capital (unless the dismissal is proposed by the supervisory board in which case a simple majority of the votes cast would be sufficient);

●

a provision allowing, among other matters, the former chairperson of our supervisory board to manage our affairs if all of our supervisory board members are removed from office and to appoint others to be charged with the supervision of our affairs, until new supervisory board members are appointed by the general meeting on the basis of the binding nominations discussed above; and

●

a requirement that certain matters, including an amendment of our articles of association, may only be brought to our general meeting for a vote upon a proposal by our management board with the approval of our supervisory board.

In addition, Dutch law allows for staggered multi-year terms of our management board members and supervisory board members, as a result of which only part of our management board members and supervisory board members may be subject to appointment or re-appointment in any one year.

Our management board, with the approval of our supervisory board, can – in accordance with Dutch law – invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more management board members or supervisory board members (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our Company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our Company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint management board members and supervisory board members (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling- off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal (the “Enterprise Chamber”) (Ondernemingskamer), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

●

our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our Company and its business;

●	our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

●

other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

We do not comply with all the best practice provisions of the Dutch Corporate Governance Code.

We are subject to the Dutch Corporate Governance Code (“DCGC”). The DCGC contains both principles and best practice provisions on corporate governance that regulate relations between the management board, the supervisory board and the general meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting securities exchange requirement), the company is required to give the reasons for such noncompliance. The DCGC applies to Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere. We do not comply with all the best practice provisions of the DCGC and we are not reporting or accounting the best practice provisions that we do comply with. See “Item 16G. Corporate Governance”. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of our ordinary shares may not have the same protections afforded to shareholders of a company that is not a foreign private issuer. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company’s Status—We may lose our foreign private issuer status in the future, which may result in additional costs and expenses”.

We may lose our foreign private issuer status in the future, which may result in additional costs and expenses.

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

We will lose our foreign private issuer status if, on the date of determination, among others, (1) more than 50% of our outstanding voting securities, which we intend to determine based on the voting power of our ordinary shares and high voting shares on a combined basis are directly or indirectly held of record by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, more than 50% of our assets are located in the United States or our business is administered principally in the United States. As of the date of this Annual Report, more than 50% of our outstanding voting securities, based on voting power of our ordinary shares and high voting shares on a combined basis are directly or indirectly held of record by U.S. residents, and our managing director as well as the members of our supervisory board are U.S. citizens or residents. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms including consolidated financial statements prepared under U.S. GAAP, and which are more detailed and extensive than the forms available to a foreign private issuer. We currently apply IFRS , and would be required to continue to do so for the filings required under Dutch law. If the SEC reports are prepared under U.S. GAAP, application of both accounting principles will lead to additional cost. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. As a U.S. listed public company that is not a foreign private issuer, we may incur additional legal, accounting and other expenses that we would not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

As of December 31, 2023, there were net operating loss carryforwards of the Subsidiary for German corporate tax purposes of €30.8 million and for German trade tax purposes of €29.9 million available. The contribution of 100% of the Subsidiary’s shares into Sono Group N.V. was qualified as an ownership change within the meaning of Section 8c KStG and Section 10a GewStG. Furthermore, the termination of the Sion passenger car program in February 2023 was considered a harmful event within the meaning of Section 8d para. 2 KStG. As a result, the available tax loss carryforwards of the Subsidiary would generally expire in full. However, the net operating loss carryforwards would not be forfeited to the extent that the Subsidiary has built-in gains in its assets that are fully taxable in Germany. The built-in gains are determined by comparing the Fair Market Value of the respective entity with the entity’s tax book equity. The built-in gains as of December 31, 2023 have not yet been determined. Therefore it is currently unclear whether all tax losses can still be carried forward.

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

ITEM 4.          INFORMATION ON THE COMPANY

A.	History and Development of the Company

We have historically conducted our business through the Subsidiary, which became a wholly-owned subsidiary of the Company after a corporate reorganization described as follows: We were incorporated pursuant to the laws of the Netherlands as Sono Motors Finance B.V. on October 23, 2020 as a wholly-owned subsidiary of the Subsidiary. As part of the corporate reorganization that was completed on November 27, 2020, the Subsidiary’s then-existing shareholders contributed all of their shares in the Subsidiary to Sono Motors Finance B.V. in exchange for newly issued ordinary shares of Sono Motors Finance B.V. In addition, the sole issued and outstanding common share in Sono Motors Finance B.V. at that time, which was held by the Subsidiary, was canceled (ingetrokken). As a result, the Subsidiary became a wholly-owned subsidiary of Sono Motors Finance B.V. and the then-existing shareholders of the Subsidiary became the shareholders of Sono Motors Finance B.V. Also on November 27, 2020, Sono Motors Finance B.V. was converted into a public company with limited liability under Dutch law (naamloze vennootschap), and changed its legal name from Sono Motors Finance B.V. to Sono Group N.V.

On November 17, 2021, our ordinary shares commenced trading on the Nasdaq Global Market under the symbol “SEV.” We received approximately US$156.1 million in net proceeds from our IPO, after deducting underwriting commissions and discounts and the offering expenses payable by us.

The Company is incorporated in the Netherlands, and a majority of its outstanding securities is owned by non-U.S. residents. Under the rules of the SEC, the Company is currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we are not required to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company’s Status—We may lose our foreign private issuer status in the future, which may result in additional costs and expenses”.

Our business address is Waldmeisterstraße 93, 80935 Munich, Germany. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC at www.sec.gov. Our website address is https://ir.sonomotors.com/. The information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report, and you should not consider any information contained on, or that can be accessed through, our website as part of this Annual Report or in deciding whether to purchase our shares.

On May 15, 2023, each of the Company and the Subsidiary applied for their respective Self-Administration Proceedings. The Subsidiary withdrew its application for Preliminary Self-Administration Proceedings on January 31, 2024, and the Subsidiary exited its Self-Administration Proceedings on February 29, 2024. For more information on the Self-Administration Proceedings, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Self-Administration Proceedings”.

On July 12, 2023 and August 28, 2023, we received notices from Nasdaq stating that the Staff had determined that our securities will be delisted from Nasdaq in accordance with Nasdaq’s Listing Rules and notifying us of the suspension in trading of our ordinary shares as of the opening of business on July 21, 2023. Following the Company’s appeal of the Nasdaq staff’s determination to the Panel, on October 13, 2023, the Panel granted our request for the continued listing of our ordinary shares on Nasdaq, subject to our regaining compliance with the periodic filing requirement on or before November 30, 2023 and providing an update to the Panel including detailed financial projections and the progress of our withdrawal from the Self- Administration Proceedings on or before November 30, 2023. On December 11, 2023, we received a decision of the Panel advising us that the Panel had determined to delist our ordinary shares from Nasdaq, and on February 15, 2024, Nasdaq filed a Form 25 Notification of Delisting with the SEC to complete the delisting. We are currently applying to have our ordinary shares admitted to trading on OTCQB, which we currently expect to occur shortly after the filing of this Annual Report. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Yorkville Investment—The Company’s visibility, credibility, stock price, and trading volume, as well as investor confidence, may further decrease as a result of the delisting of the Company’s securities from Nasdaq” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares—Following the delisting of our ordinary shares from Nasdaq in February 2024, we may not be able to meet the initial listing requirements for admission of our shares to trading on a stock exchange in the future or to pay for the costs associated with such an initial listing, and therefore may not be able to have our shares admitted to trading on a stock exchange in the future”.

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

Yorkville, the Company’s main creditor in its Preliminary Self-Administration Proceedings apart from the Subsidiary, commenced negotiations regarding a new investment in the Company during the course of the Self-Administration Proceedings. As a result of those negotiations, the Company and Yorkville entered into the Yorkville Agreements, pursuant to which Yorkville has committed to provide financing to the Company subject to the Companies’ continued compliance with the terms of the Yorkville Agreements. The Yorkville Agreements provided for the restructuring of the Company and the Subsidiary, with the intention of enabling the Company to withdraw its application for its Preliminary Self-Administration Proceedings and enabling the Subsidiary to exit the Subsidiary Self-Administration Proceedings via the Plan, which set out how the Subsidiary planned to restructure its debt and procure the inflow of new cash, including in connection with the First Commitment, and subsequently exit the Subsidiary Self-Administration Proceedings. The Plan was filed with the Court on December 7, 2023 for approval by the Subsidiary’s creditors and subsequent confirmation by the Court. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023, and the Court confirmed on January 26, 2024 that the Plan became legally binding. On January 31, 2024, the Company withdrew its application for its Preliminary Self-Administration Proceedings with the Court. The Subsidiary exited its Self-Administration Proceedings on February 29, 2024.  On April 30, 2024, the Company and Yorkville entered into an amendment to the Funding Commitment Letter in connection with the Second Commitment.

The Companies expect the Yorkville Investment to position them to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit and similar retrofit solar products, through June 30, 2025. Under the terms of the Yorkville Agreements, the financing will be provided by Yorkville by way of new interest-bearing convertible debenture(s) that will be convertible into ordinary shares of the Company. The new convertible debenture issued  to Yorkville on February 5, 2024 in connection with the funding of the First Tranche will mature on July 1, 2025, and each subsequent new convertible debenture will mature on the earlier of (i) July 1, 2025 or (ii) 12 months from the issuance date of such new debenture. The funding of the First Tranche occurred on February 6, 2024 for €4.0 million. Yorkville is the Company’s main creditor under the Existing Convertible Debentures (as defined herein), see “Item 10. Additional Information—C. Material Contracts—Existing Convertible Debentures”. For more information on the Transactions and the Yorkville Investment, see “Item 4. Information on the Company—B. Business Overview—Overview—The Yorkville Investment”.

Despite the Companies’ emergence from their respective Self-Administration Proceedings, the Yorkville Investment remain subject to a number of contingencies and risks, including, among others, (i) whether the Companies are able to successfully comply with the terms of the Yorkville Agreements so as to gain access to the unfunded portion of the Yorkville Investment, and (ii) the absence of any Termination Event or any event of default. For more information see “Item 3. Key Information—D. Risk Factors—Risks Related to the Yorkville Investment” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Self-Administration Proceedings”.

Following our emergence from the Self-Administration Proceedings, we intend to continue to pursue our disruptive solar technology, with an initial focus in the short- to medium-term on our Solar Bus Kit and similar retrofit solar products. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Self-Administration Proceedings”. Our solar technology allows for full solar integration in all kinds of vehicles, and we plan to continue pursuing other solar integration projects, with a planned increase in time and energy devoted to such other solar integration projects in the medium- to long-term, depending on the success of future capital raising efforts. In the process of developing the Sion, we soon realized that the solar technology that was available at the time was not well-suited for mobility applications. Traditional solar technology relies on glass to cover the solar cells. Glass is, however, heavy, relatively inflexible, expensive and dangerous in crash situations. Our polymer technology solves these issues. It is lightweight, allows for flexible surface integration via our patented injection molding process, is affordable due to fast and lean production, avoids the risk of bodily harm caused by broken glass and has proven to meet our expectations in crash tests. We have also developed other critical components for the use of solar technology in mobility applications. Solar cells mounted on different parts of a vehicle’s exterior receive uneven exposure to sunlight, which, in turn, can result in lost solar energy production. Through rapid adaptation and the multi-channel approach of our MCU, certain parts of the vehicle can be turned on or off for power production – despite quickly changing shading conditions. This technology enables us to produce a high-efficiency system to deliver solar energy to vehicle batteries.

Our technology allows for the seamless integration of solar cells into the full body of a vehicle and the charging of its battery through the power of the sun. However, solar technology has many other potential applications, and its use cases extend far beyond passenger cars, allowing for grid-independent charging and a reduction of running costs or total costs of ownership in a variety of transport-related use cases, such as trucks, buses and recreational vehicles. Fleet operators may use our technology to retrofit existing vehicles, to extend the range of battery electric vehicles, or BEVs, or to comply with emission regulations. The transport and logistics industries, in particular, are very focused on total cost of ownership. We believe our solar integration can reduce their running costs significantly. Manufacturers may also use our technology for new production vehicles. We have several patents granted or pending that protect our proprietary technology.

We have already generated limited revenues from our proprietary solar technology, having shipped prototypes and solar retrofits to customers. We have also been developing a customer base by signing non-binding letters of intent and purchase orders. We expect the Yorkville Investment to position us to obtain sufficient funding for our business operations, with an initial focus on the Solar Bus Kit and similar retrofit solar products, through June 30, 2025. Our available cash and cash equivalents, together with financing under the Yorkville Investment, will not be sufficient to secure our funding needs until such point in time when we expect the monetization of our solar technology to reach sufficient scale. Our ability to meet our ongoing operational obligations, continue as a going concern and grow our business is dependent upon, among other things: (i) our ability to access the unfunded portion of the Yorkville Investment, and (ii) our ability to raise additional external funding in the short term. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Yorkville Investment—If the Company is not able to access the unfunded portion of the Yorkville Investment, in the absence of substantial additional sources of external funding, we would be required to curtail our operations, which could adversely affect our business, results of operations, financial position and cash flows and may ultimately lead to insolvency and liquidation.”

For the year ended December 31, 2023 we had a loss for the period of €53.6 million, compared to a loss for the year ended December 31, 2022 of €183.7 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €384.3 million as of December 31, 2023 compared to an accumulated deficit of €330.8 million as of December 31, 2022.

The following table sets forth the amount and percentage of our revenues for the years presented by customer location:

	Year ended December 31,
	2023		2022		2021
	(in €, except percentages)
By country
Germany	12,106	28.8%	88,945	38.8%	7,000	43.8%
UK	19,920	47.4%	—	—	—	—
Belgium	9,960	23.7%	—	—	—	—
France	—	—	65,000	28.4%	—	—
Sweden	—	—	51,480	22.5%	—	—
Switzerland	—	—	21,824	9.5%	—	—
Italy	—	—	2,000	0.9%	—	—
USA	—	—	—	0.0%	9,000	56.3%
Revenues	41,986	100.0%	229,249	100.0%	16,000	100.0%

The Yorkville Investment

In mid-November 2023, the Companies entered into the Yorkville Agreements in connection with the First Commitment. In addition to the Restructuring Agreement between the Company and Yorkville, which was amended on February 2, 2024 and February 5, 2024, there is (i) an agreement between the Company and the Subsidiary pursuant to which a settlement amount was agreed for intercompany claims (the “Settlement Agreement”), (ii) an agreement between the Company and the Subsidiary relating to the satisfaction of intercompany claims, the further financing of the Subsidiary by the Company and key aspects of the Subsidiary Self-Administration Proceedings and the Plan (the “Continuation Agreement”), (iii) the Funding Commitment Letter, which was subsequently amended on February 5, 2024 and April 30, 2024, between the Company and Yorkville to provide the Company with sufficient financial resources to fund the business operations of the Companies pursuant to an agreed upon budget with Yorkville (the “Budget”), (iv) an agreement between the Company and Yorkville Advisors to postpone the repayment date of the Existing Convertible Debentures to July 1, 2025, with the possibility of further extensions at Yorkville’s discretion (the “Prolongation Agreement”), (v) an agreement between our Founders, the Company and the Subsidiary pursuant to which the Companies were entitled to request that each of the Founders enters into a share sale and transfer agreement (the “Sale and Transfer Agreements”) under the terms of which the respective Founder would sell and transfer, if so requested, a portion of their ordinary shares of the Company to a trustee to be appointed for the benefit of the Subsidiary’s creditors and a portion of their ordinary shares of the Company and all of their high voting shares in the Company to the new members of the management board to be appointed for the Company (the “Shareholders Commitment Letter”), (vi) Sale and Transfer Agreements executed by each of the Founders to carry out the transfers contemplated in the Shareholders Commitment Letter, and (vii) a back-to-back letter of comfort from the Company to the Subsidiary, which was subsequently amended on May 8, 2024, to provide funding for the Subsidiary’s business operations, with an initial focus on the Solar Bus Kit and similar retrofit solar products, which the Companies currently expect to be sufficient at least until, and including, June 30, 2025 (as amended from time to time, the “Back-to-Back Letter of Comfort”). The funds to be provided under the Back-to-Back Letter of Comfort will be provided by way of intercompany loan(s).

Pursuant to the Yorkville Agreements and following the satisfaction of certain conditions precedent (the “Closing Conditions”), Yorkville funded the First Tranche of €4.0 million, or USD 4,317,600, on February 6, 2024. On April 30, 2024, the Company and Yorkville entered into an amendment to the Funding Commitment Letter in connection with the Second Commitment, which increased Yorkville’s funding commitment to the Company by EUR 2.0 million and extended the date upon which the obligation of Yorkville to commit any fundings automatically lapses from December 31, 2024 to May 1, 2025. Under the Funding Commitment Letter, Yorkville has committed to secure the financing of the Companies’ expected operational costs through the end of the second quarter of 2025 (the “Funding Period”). The financing is provided by Yorkville by way of new interest-bearing convertible debenture(s). The new convertible debenture issued  to Yorkville on February 5, 2024 in connection with the funding of the First Tranche will mature on July 1, 2025, and each subsequent new convertible debenture will mature on the earlier of (i) July 1, 2025 or (ii) 12 months from the issuance date of such new debenture. Pursuant to the Funding Commitment Letter, a second funding of €3.0 million is to be made in accordance with the Budget as required upon the funds provided in the First Tranche having been applied in accordance with the Budget,  and third and fourth tranches of €1.0 million each are to be made in the first week of January 2025 and in the first week of April 2025, respectively. Up to a maximum total of €11.0 million minus €2.048 million of cash left-over at the Company as of December 1, 2023 would be callable by the Company and evidenced by new convertible debentures. Cash available at the Company in excess of €2.048 million cash left-over as of December 1, 2023 was or will be used to satisfy claims of creditors, with the exception of the amounts payable to Yorkville under the Existing Convertible Debentures (as defined herein), and pay for services related to the Subsidiary Self-Administration Proceedings. Under the terms of the Continuation Agreement and the Back-to-Back Letter of Comfort, funds are paid by the Company to the Subsidiary by way of intercompany loan(s). In the event of a shortfall during the Funding Period, Yorkville will provide additional funds to the Company, provided that agreements are reached in good faith on an adjusted budget for the Funding Period.

In accordance with the Settlement Agreement, the Company transferred or will transfer funds to the Trustee (as defined herein) in settlement of the intercompany claims owed by the Company to the Subsidiary. In turn, the Subsidiary waived all claims that the Subsidiary had or may have against the Company arising from intercompany claims or from either of two hard comfort letters issued by the Company for the benefit of the Subsidiary. Payment of the settlement amount, as well as payments of funds that belong to the Company’s creditors are ultimately processed by Bambino 255. V V UG, an entity established to serve as a trustee for the benefit of the Subsidiary’s creditors (the “Trustee”).

Under the Yorkville Agreements, starting December 1, 2023, the Subsidiary became obligated to finance its business operations in accordance with the agreed Budget. Following satisfaction of the Closing Conditions, Yorkville became obligated to pay the First Tranche to the Company at the Closing. The Company, in turn, became obligated to reimburse the Subsidiary’s insolvency estate for the continuation costs incurred for the period from December 1, 2023 to the date of Closing and to finance the business operations of the Subsidiary until the end of the fiscal year 2024, both in accordance with the Budget. Pursuant to the terms of the Back-to-Back Letter of Comfort, the Company must provide funds to the Subsidiary (subject to the availability of such funds at the Company level) of up to approximately €7.2 million by way of intercompany loan(s). The first funding under the Back-to-Back Letter of Comfort amounted to €3.0 million and occurred immediately after the Closing.

In connection with the Yorkville Investment, the Founders entered into respective Sale and Transfer Agreements, pursuant to which they agreed to cumulatively transfer 13,306,249 ordinary shares of the Company to the Trustee. Following the transfer of the shares, the Trustee shall be entitled to sell such shares following expiration of a lock-up agreement and subject to certain volume restrictions agreed with Yorkville. The proceeds from such sales will be used to satisfy claims of the Subsidiary’s creditors. Whether and to what extent such sale proceeds can be realized will depend on a number of factors, including, among others, the performance of the Company's share price. Currently, it is not possible to reliably forecast whether and to what extent such sale proceeds can be expected. In addition, under the terms of their respective Sale and Transfer Agreements, the Founders agreed to cumulatively transfer 17,306,251 ordinary shares of the Company and all of their cumulative 3,000,000 high voting shares of the Company to SVSE, whose sole member is George O’Leary, the Company’s sole Managing Director. The transfers of the high voting shares and the ordinary shares to SVSE were reflected in the Company’s share register on February 1, 2024 and March 25, 2024, respectively. The transfer of the ordinary shares to the Trustee was reflected in the Company’s share register on June 5, 2024.

Under the terms of the Yorkville Agreements, cash available to the Subsidiary and the proceeds from any sale of the Subsidiary’s assets that do not belong to the Subsidiary’s third-party vehicle solar integration business, including any proceeds from a future sale of the Sion program, may be used to cover the costs of the Subsidiary Self-Administration Proceedings and to satisfy claims of the Subsidiary’s creditors.

Yorkville’s obligation to provide funding pursuant to the terms of the Funding Commitment Letter and the continued execution of the Transactions contemplated in connection with the Yorkville Investment are subject to our compliance with certain covenants and other obligations set forth in the Yorkville Agreements, including the terms of the new convertible debenture(s) to be issued to Yorkville in connection with the Yorkville Investment. In addition, Yorkville’s funding commitment is subject to the following Termination Events:

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

In accordance with the Yorkville Agreements, the Company convened the AGM and the EGM to submit certain agenda items for shareholder votes. Under the terms of the Shareholders Commitment Letter, each Founder in his respective capacity as a shareholder of the Company agreed (i) to attend the AGM, either in person or represented by proxy, (ii) not to transfer any shares and/or voting rights such Founder holds in the capital of the Company prior to the AGM and (iii) to exercise the voting rights on all the shares in the capital of the Company held by such Founder in favor of all proposed resolutions. In addition, in the event that one or more subsequent general meetings are convened or deemed necessary to give full effect to the Yorkville Agreements and/or certain required agenda items, each Founder further agreed to comply with the requirements of (i) - (iii) above with respect to such subsequent general meeting(s) and to exercise his voting rights at such subsequent general meeting(s) so as to give effect to the Yorkville Agreements and/or certain required agenda items in the fullest possible manner. The following agenda items, among others, were proposed and approved at the EGM: (1) a proposal to effect a reverse share split of the ordinary shares of the Company and the high voting shares of the Company at an exchange ratio to be determined and established by the Company’s management board (the “Reverse Share Split”); (2) a proposal to reduce  the nominal value per ordinary share to €0.01 per ordinary share (after giving effect to the Reverse Share Split) without repayment or any other payment by the Company to the shareholders; (3) a proposal to reduce the nominal value per high voting share to €0.25 per High Voting Share (after giving effect to the Reverse Share Split) without repayment or any other payment by the Company to shareholders; and (4) a proposal to authorize one or more amendments to the Company’s articles of association, in such a manner that, with each amendment, the authorized capital of the Company is amended to facilitate the issue shares under the Existing Convertible Debentures and the new convertible debentures held by Yorkville. The measures identified in items (1) - (3) above have not yet been implemented and may be implemented in the future at the discretion of the Company’s management board.

In the event of a Termination Event, Yorkville would have the right, at its sole discretion, to cancel any unfunded portion of the Yorkville Investment , meaning that the Company would no longer be able to draw down on the unused portion of the Yorkville Investment , and to exercise all of its rights under any of the new convertible debentures as if an event of default had occurred.

If we are not able to successfully access the unfunded portion of the Yorkville Investment as planned, in the absence of substantial additional sources of external funding, we would be required to curtail our operations, which could adversely affect our business, results of operations, financial position and cash flows and may ultimately lead to insolvency and liquidation. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Yorkville Investment—If the Company is not able to access the unfunded portion of the Yorkville Investment, in the absence of substantial additional sources of external funding, we would be required to curtail our operations, which could adversely affect our business, results of operations, financial position and cash flows and may ultimately lead to insolvency and liquidation”.

Our Market Opportunity

We believe that more action must be taken to mitigate climate change and that new technologies are essential to reducing CO2 emissions. Through the planned integration of our proprietary solar technology, we intend to continue to assist the world in achieving these goals.

For the solar application market, we believe that our solar technology is a solution to making combustion engine and battery electric vehicles more climate friendly. By integrating our solar technology, fleet operators can reduce energy consumption in a variety of vehicles including, among others, buses, trailers and trucks, and thereby significantly reduce the total cost of ownership. Sustainability goals have and will continue to lead to environmental regulations requiring vehicle manufacturers to meet increasingly challenging regulatory targets. For example, more and more municipalities have announced that they intend to set stringent emission targets for vehicles driving in their municipal area. Further, an increase in the number of battery electric vehicles may result in grid overload and destabilization. In parallel, we anticipate an increase in demand for sustainable energy. Concurrently, energy prices are expected to remain elevated, with further increases possible due to the taxation on carbon dioxide emissions.

Other users, such as building owners, already see the power of solar integration to reduce energy consumption and, accordingly, total cost of ownership. As more means of transportation, including ships, trucks, vans and buses, switch over to electric engines in the coming years, the benefit of solar integration will, we believe, become increasingly clear and important to market participants. In addition to using our technology for solar retrofitting, we also believe that solar integration will be the logical next step for pure electric vehicles. Solar production prices declined relatively consistently over the last ten years, with some marginal increases since the beginning of 2020 resulting partly from supply chain issues in connection with the global COVID-19 pandemic. The current solar production prices as well as the increase in efficiency of solar cells enable solar integration to have a meaningful impact on energy consumption, ranges and autonomy of electric vehicles. Additionally, the continuing growth of electric vehicle sales and the relatively slower increase in charging stations is expected to create a bottleneck for the adoption of electric vehicles on a larger scale. We believe that, within the next few years, people living in locations without private access to charging stations will be reluctant to buy BEVs due to uncertainty as to whether they will be able to find relevant charging options. This will put even more focus on electric vehicles with solar integration.

Operations

Our Technology

We consider our technological achievements to be at the core of our business activities and key to our future success. We have developed several innovative technologies for use in the mobility area and have been approached by a number of companies, such as manufacturers of trucks, commercial vehicle equipment and public transport operators to provide them with access to our technology. We believe these technologies will offer users a unique experience and increased practicability of their vehicles.

Traditional Solar Modules - Vehicle Applied Modules

Vehicle applied modules, or VaPV, are a core part of our solar integration business. This approach aims at using solar technology for large flat surfaces on the top or sides of vehicles - which are especially abundant in commercial vehicles. Additionally VaPV can be mounted easily on vehicles in series production processes or even after they have been fully built. The application of these semi-flexible, light-weight modules on the exterior of vehicles has little influence on the substructure, design and homologation and type approval process, which eases an integration of solar technology. We currently intend to focus in the short- to medium-term on one such use case for our VaPV products, our Solar Bus Kit.

A VaPV approach uses different types of semi-flexible solar modules, which are mounted onto the vehicle. The relevant solution is developed and tested based on the needs of the specific customer, taking into account the expected lifetime of the vehicle, weights and costs specifications, installation times and synergies between solutions for different vehicle types. In 2022 and 2023, we equipped several prototypes for customers such as VBR Verkehrsbetriebe und Servicegesellschaft mbH, Scania CV AB, Koegel Trailer GmbH and Jean CHEREAU S.A.S, Hofbus GmbH and Stadtwerke Muenchen GmbH. Also during 2022 and 2023, we improved our technologies significantly, for example, by reducing system costs, improving installation methods to reduce installation times and by increasing system uptimes by eliminating software bugs and telematics problems. In addition, we gained experience in various commercial vehicle applications, including trailers, diesel buses, hybrid buses, electric buses as well as electric vans. We equipped all of those vehicle types on a prototype stage with various customers. Continuous technical and cost improvements are being implemented through our technology and operations departments.

Our novel Solar Bus Kit is a scalable business-to-business retrofit solution that reduces energy consumption and inner-city greenhouse gas emissions, thereby contributing to climate protection. The Solar Bus Kit is a versatile and straightforward solution, optimized for the most common 12-meter public transport bus types on the European market, including Mercedes-Benz Citaro and MAN Lion City. We plan to offer a complete and efficient retrofit solution for bus fleet operators who have a compelling need to reduce diesel and energy consumption and CO2 emissions to meet their sustainability goals.

The Solar Bus Kit allows subsystems like heating, ventilation and air conditioning to be partially powered by renewable energy thereby reducing fuel consumption, CO2 emissions and costs. The Solar Bus Kit can gain an energy yield of up to 2,000kWh per bus per year from the approximately 1.4 kW peak installation with a total size of about eight square-meters of solar panels. That energy gain leads to a reduction of diesel consumption by approximately 3%. Bus fleet operators are expected to see a potential payback time of approximately 3 to 6 years, depending on generated solar yield (influenced, for example, by days in operation, geographical location) and energy prices. Further reductions in material costs, economies of scale as well as local subsidies for sustainable energies might further reduce the payback time. We intend to cooperate with ÖPNV-Service Hagen (“ÖPNV-Service”) with respect to installation of the kit and after-sales and logistics services.

Although our initial focus in the short- to medium-term is expected to be on our Solar Bus Kit and similar retrofit solar products, our solar technology allows for full solar integration in all kinds of vehicles. We intend to continue pursuing such other applications, and subject to the success of future capital raising efforts, we anticipate increasing the time and resources devoted to such other solar integration projects in the medium- to long-term.

Maximum Power Point Tracker

The integration of solar modules into energy systems for transport-related use cases requires power electronics that fit the vehicle powertrain or auxiliary systems. Our MCU is the central piece of our power electronics. Our MCU is a multichannel, dynamic system that is both conversion and tracking efficient. Our power electronics optimize the power output through the use of intelligent algorithms and energy earnings for solar modules mounted on, or integrated into, moving objects by a multichannel approach that considers quickly changing sun radiation conditions and differently oriented solar modules. Our MCU and algorithms allow for fast adaptation to changing sun conditions, resulting in high energy yields. Our multi-channel architecture allows for individual tracking of differently oriented solar panels. We test and certify our technology according to automotive standards and specific use cases. For example, our MCU has achieved ECE R-10 certification and therefore complies with regulatory requirements for electromagnetic compatibility. Our MCU is able to communicate with controlled area networks (CAN), a standard communication protocol in the automotive industry that enables intelligent integrations in the vehicle architectures to perform clever tasks like preconditioning (heating/air-conditioning) a bus when a surplus of solar power is given. In addition, multiple MCUs can be connected to work with systems with higher power, such as eBuses and Trailers.

We are currently focusing on two variants of our MCU:

●

High Voltage System: The high voltage system was originally developed and tested in our Sion pre-series vehicles. While the Sion architecture was designed to operate at 400V, the high voltage system has been developed further to also comply with 800V architectures. 400V and 800V architectures currently dominate the BEV market. Our high voltage MCU can be used for electric vehicles, including buses, vans, trucks and passenger vehicles or electrified reefer trailers. Pre-series versions of the high voltage MCU have been and are expected to be installed and tested in vans, reefers and passenger cars of big OEMs.

●

Low Voltage System: Our low voltage system is designed to be integrated in all architectures operating at 24V, which is the standard for commercial vehicles such as buses and trucks. Generated solar power will be provided directly to the 24V battery and 24V system to power auxiliary units like ventilation or air conditioning. By doing so, energy consumption will be reduced. The MCU is designed with eight input channels to improve efficiency in dynamic shading conditions. Additionally, the multi-channel architecture ensures that vehicles stay below 60V DC to comply with low voltage directives allowing, for example, an easy integration in a vehicle’s architecture and retrofitting.

Customer Arrangements

The Company has consistently and steadily expanded its solar integration business since its launch, engaging with a diverse range of customers. To date, we have signed a total of 13 non-binding letters of intent (LOIs) and 21 purchase orders, contracts, or delivered products, resulting in active relationships with 28 distinct customers, some of whom have engaged with us through both LOIs and contractual agreements. Following the discontinuation of the Sion program and our pivot to a solar-integration business model, we further refined our strategy during our emergence from the Self-Administration Proceedings. This refinement has sharpened our focus on continuing collaborations with 20 customers who best align with our current business strategy and product offerings. Of these 20 customers, six have entered into non-binding LOIs and 17 have entered into purchase orders and contracts with us.

The former Self-Administration Proceedings have had a negative impact on our ability to pursue new customer arrangements. In several cases, the signing of contracts related to new projects had been postponed until the conclusion of the Subsidiary Self-Administration Proceedings. Following our emergence from the Self-Administration Proceedings, we now are able to pursue and execute on those projects. We have resumed active customer development efforts, which are aimed at signing new clients and growing our pipeline of projects and orders, thereby reinforcing our commitment to our refined business model and the evolving needs of our market.

In 2022 and 2023, we signed purchase orders or contracts with, amongst others, Koegel Trailer GmbH, VBR Verkehrsbetriebe und Servicegesellschaft mbH, Scania CV AB, The Reefer Group/Jean CHEREAU S.A.S, pepper motion GmbH, ALTRA S.p.A., Mitsubishi Heavy Industries Thermal Transport Europe GmbH, Hofbus GmbH and Stadtwerke Muenchen GmbH. This list includes purchase orders or contracts for both pilot installations of our Solar Bus Kit as well as for prototype projects in the refrigerated vehicle and e-transporter industries. While we intend to focus in 2024 on the bus industry and our Solar Bus Kit product, our solar technology allows for full solar integration in all kinds of vehicles, and we believe the other industries are valuable for long-term business opportunities. We intend to continue pursuing such other applications, and subject to the success of future capital raising efforts, we increase the time and resources devoted to such other solar integration projects in the medium- to long-term.

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

Polymer Solar Modules - Vehicle Integrated Solutions

With respect to buses, our solar integration provides power that can be used to run auxiliary systems and charge low voltage and/or high voltage vehicle batteries (in case of a BEV), thereby helping bus operators to reduce CO2 emissions and total cost of ownership. For electric buses, power provided by our solar technology may also be used to charge high-voltage batteries. For refrigerated vehicles, our solar technology allows for longer operating hours and reduces the risk that cooled goods go to waste. In addition, we offer customers the option to benefit from our solar know-how and our project management skills as well as access to our MCU. For recreational vehicles, our technology can be used to generate power for auxiliary systems, increasing independence from traditional charging infrastructure. In addition to knowledge sharing and project management services, customers may benefit from our MCU and infotainment system. Vehicle manufacturers may leverage our solar technology to increase the range and grid independence of their vehicles, reduce total cost of ownership and provide their customers with a more convenient product. We mainly intend to license our technology to vehicle manufacturers.

Solar technology offers a broad variety of use cases and we have already received purchase orders or entered into several letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trucks and buses, all of whom may enter into agreements with us to use solar technology in their own products.

We believe our solar technology is the most efficient and most affordable solar technology currently available for consumer usage. According to our own data, it is the most efficient in terms of watts generated per square meter.

Although we intend to focus in the short- to medium-term on our Solar Bus Kit and similar retrofit solar products, we have several patents granted or within the filing-process protecting our proprietary technology and, subject to the success of future capital raising efforts, we currently intend to work in the long- term towards entering into co-development projects with established vehicle manufacturers or tier 1 suppliers, with a view to having our solar technology used in series production vehicles of established vehicle manufacturers.

Development

We believe that keeping pace with advances and changes in electric vehicle technology is and will be crucial to our success. Our development activities have historically focused on the finalization of the development of the Sion. Following our decision to terminate the Sion program and instead focus on our solar technology business, we have significantly reduced the personnel in our development department.

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

Manufacturing Concept

Production of the Solar Bus Kit will follow our lean approach with regards to capital expenditures. The semi-flexible solar modules will be supplied by selected suppliers that are closely involved in the development of the product to meet our specific needs. This approach aims to optimize both costs and performance. The low voltage MCU is produced by an external production manufacturer according to Sono Motor’s owned design. The development of and rights, including intellectual property rights, related to the Solar Bus Kit are fully owned by us.

Marketing

We focus on providing multiple online and offline touchpoints with our customers. We want to maintain our thought leadership in the space of solar mobility. Through publishing whitepapers, blog posts, and case studies, we aim to educate our target groups of politicians, fleet operators and OEMs.

In addition, we will focus on public relations announcements concerning new customers, new patents granted and new funding secured. In the online marketing area, we will target business customers with industry specific videos on social media platforms.

To expand our reach, we plan to partner with other industry players to create new business opportunities. In addition, attending industry events, like IAA Transportation and BusWorld Brussels, proved to be successful in 2022 and 2023 as it led to several new customer leads and confirmed the interest in our solar technology. In April 2024, we showcased our Solar Bus Kit and solar power electronics at BUS2BUS, a popular mobility trade show in Berlin, Germany. Meeting with potential customers showcases our solutions and positions us to stay up-to-date with the latest trends and developments in the market.

Sales

We are focused in 2024 on sales of our Solar Bus Kit in the bus industry. We intend to sell our Solar Bus Kit directly to fleet operators and OEMs located primarily in Europe. In addition, we plan to organize a partnership program to scale up our solution more quickly. We intend to enable key, long-term partners to sell, install and service the Solar Bus Kit in specific regions - helping to reduce CO2 consumption on a larger scale and positioning us to grow our business more quickly. For example, in the beginning of 2024, we entered into an agreement with Nova-Papír Zrt, who will act as the first reseller for the Solar Bus Kit, that sets forth a sales target of 81 kits by the end of 2025. We expect the relationship with Nova-Papír Zrt to lead to market entry in Hungary and to open up Eastern Europe as a promising potential market for our solar technology. We intend to sign agreements with additional resellers in other European countries in the near future.

In addition, we intend to continue to offer our solar technology to the refrigerated vehicles, trucks and electric transporters industries. While we are focused in 2024 on the bus industry and our Solar Bus Kit, our solar technology allows for full solar integration in all kinds of vehicles, and we believe the refrigerated vehicles and electric transporters industries are valuable for long- term business opportunities. We intend to continue pursuing such other applications, subject to the success of future capital raising efforts.

The following graphic presents our current focus and provides an overview of potential products and additional business opportunities, our full pursuit of which remains subject to the success of future capital raising efforts past 2024:

Information Technology

We use a number of standard software programs for our business operations. In addition, we deploy our own proprietary software and applications. To help secure data that we handle and protect against outages, we have implemented a number of protective measures, including duplicate systems, firewalls, antivirus software, patches, data encryption, log monitors, routine backups, system audits, data partitioning, routine password modifications and disaster recovery procedures. See “Item 16K. Cybersecurity”.

Seasonality

We generally experience the same effects of seasonality as other companies in our sector in Germany, realizing a slow down of business activities during the summer holiday season in August, at year end and the start of the new year as a result of holidays.

Competition

While there are a large number of providers of solar technology solutions for all kinds of stationary applications, the competitive landscape for vehicle solar solutions is less competitive. Based on a survey conducted by our business intelligence team, we have identified a few competitors particularly relevant to us, including, KRSolar B.V. (d/b/a wattlab), Im Efficiency B.V., Green Energy Solutions and TRAILAR, with regards to retrofit solutions like our Solar Bus Kit, and Victron Energy B.V., with regards to our solar power electronics.

We believe that the following factors differentiate us and our product from these competitors:

●

The high efficiency of our solar integration product, which results from our in-house developed maximum power point tracker solution and our reliance on cell technology that provides high energy density at a reasonable cost and allows our technology to harvest a high amount of solar yield in relation to installed power; and

●

The convenience and safety of our solar integration product, which result from a standardized, low-effort street approval procedure, the product’s modular and flexible system, our installation service that eliminates the need for customer self-installation, the system’s predictive maintenance capabilities and our over-the-air-update capabilities.

Intellectual Property

Our intellectual property, including trade secrets, patents, trademarks and copyright, is important to our business. We hold several patents in different jurisdictions relating to our solar module technology, ventilation system and energy management system for vehicles, have filed several patent applications, including relating to our solar technology. We have registered trademarks in the EU or other relevant jurisdictions for “Sono Motors”. Our intellectual property portfolio includes domain names for websites that we use in our business.

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

The following graphic provides an overview of our granted patents and filed patent applications as of April 30, 2024:

(1) Patent Cooperation Treaty – the international patent system

(2) Integrated photovoltaic
(3) Solar electric vehicle systems
(4) Vehicle applied photovoltaic

There are 45 patent families (i.e. independent inventions) which include six granted patents and two patents with intention to grant confirmed by the EPO, 24 international (PCT) applications and 57 regional or national applications.

The content of the patent families can be categorized by integrated photovoltaic components or manufacturing processes (IPV), Solar electric vehicle systems (SEV), MPPT charging central unit (MCU), Vehicle applied PV and Sion-related non-PV inventions. As presented above, most of the applications are related to IPV and SEV.

Due to the cost-intensive nature of the patent application process and in accordance with the change in our business model to focusing exclusively on integrating our solar technology into third-party vehicles, we plan to terminate and/or discontinue patents and patent applications that do not address our core products and markets and instead focus on our most promising applications and markets (mainly Europe). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We depend on the adequate protection of our intellectual property, which can be difficult and costly”.

Insurance Coverage

We have taken out insurance policies that we believe to be customary in our industry. We believe that our insurance policies contain market-standard exclusions and deductibles. We regularly review the adequacy of our insurance coverage and consider the scope of our insurance coverage to be customary in our industry.

Regulatory Environment

Overview

Our industry and business operations are subject to various laws, rules and regulations at international, national, state and municipal levels, which may affect, directly or indirectly, our operations or our industry. Also taking into account the fact that we expect our prospective customers to be mainly fleet operators and automotives suppliers or manufacturers, such laws, rules and regulations include laws on vehicle approval and homologation, laws on vehicle road safety, environmental laws, laws on vehicle emissions and renewable energies, consumer protection laws, product warranty and product liability laws, intellectual property and copyright laws, labor and employment protection laws, export control regulations, trade and economic sanctions and embargoes on certain countries, persons, groups and/or entities, projects and/or activities, competition and antitrust laws, tax laws, and criminal laws (e.g. anti-money laundering and anti-corruption laws). Within the EU the legal environment is also characterized by a set of political initiatives and legal frameworks under the so-called European green deal, which seeks to serve the overarching goal of eliminating greenhouse gas emissions and reaching climate neutrality by 2050. These initiatives and legal frameworks have had and will continue to have a significant influence on our industry and business operations as well as the overall adoption rate of electric mobility within the EU.

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

Vehicle Approval/Road Safety

Depending on the exact use of our products and solutions by prospective customers, which we expect to consist primarily of fleet operators and automotive suppliers and/or manufacturers, our solar modules and other solar technology solutions may be covered by compliance requirements applicable to these customer groups under product-related regulatory frameworks and approval by the relevant government authorities. Vehicles and vehicle components are required to comply with substantial licensing, certification, approval, permit and other homologation requirements in all relevant markets in which they operate, as well as numerous and continually increasing technical product requirements.

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

Furthermore, the EU has implemented mandatory CO2 emissions targets. At present, all car manufacturers must meet a fleet-wide average emission target of 95g CO2/km for their new passenger vehicles that are registered in the EU. Light commercial vehicles are subject to an EU fleet-wide target of 147g CO2/KM for average emissions. Car manufacturers are given additional incentives to produce zero- or low-emission cars emitting less than 50g CO2/km through a fleet-wide credits system. The regulation also provides for fleet-wide average CO2/km emissions targets for the years 2025, 2030 and 2035, which are defined as a percentage reduction from the current applicable values: cars are subject to fleet-wide CO2 reductions of 15% in 2025, 55% in 2030 and 100% in 2035, while vans are subject to fleet-wide reductions of 15% in 2025, 50% in 2030 and 100% in 2035. The regulation also allows for pooling arrangements among several manufacturers of passenger cars or vans, based on which these manufacturers will be treated as a single “pool” and their compliance with emission limits will be assessed on an aggregated basis at the pool level. Car manufacturers are subject to penalty payments if a car manufacturer’s fleet-wide average emission of CO2/km exceeds the defined target values in a given year. The monetary penalty is calculated based on a predetermined euro amount (currently €95) for each gram of CO2/km that exceeds the relevant target value multiplied by the number of vehicles produced by the car manufacturer.

The adoption of electric mobility is further promoted on the national level within the EU. The vast majority of member states of the EU provide purchase grants, tax benefits or other incentive schemes to buyers of electric vehicles.

Renewable Energy Requirements

The laws and regulations within the EU and various other jurisdictions impose energy source requirements for the transportation sector, which also aim to reduce the emission of greenhouse gases and promote the adoption of alternative fuel or electric vehicles. A directive adopted in 2018, and amended in 2023, establishes a common system for the promotion of energy from renewable sources (such as wind, solar (both solar thermal and solar solar) and geothermal energy, tide, wave and other ocean energy, hydropower or biomass) in electricity, heating and cooling, and transport and provides a framework for the promotion of the use of renewable energy sources in the EU until 2030. The directive defines a binding overall target of at least 42.5% of energy from renewable sources for the EU’s gross final energy consumption by 2030 (calculated as the sum of the member states’ gross final consumption of electricity and energy in various sectors) and promotes the use of renewable energy in transport, particularly prioritizing electricity, with a target of at least 29% renewables in the final energy consumption mix by 2030 or a greenhouse gas intensity reduction of at least 14.5% by 2030. The directive envisages electric mobility to constitute a substantial part of the renewable energy mix in the transport sector by the year 2030 and is a cornerstone for the adoption and integration of electric mobility within the EU, as it also supports incentive schemes for the swift development of electric mobility with respect to the sector’s growth potential and role for the EU employment market. In addition, the directive seeks to boost the use of renewable electricity in the transport sector by applying augmented multipliers in the context of the calculation of the relevant energy mix under the directive.

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

The most relevant legal frameworks are the Regulation for Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) and the Regulation on Classification, Labeling and Packaging of Substances and Mixtures (“CLP”). REACH requires manufacturers and importers of chemicals to identify and manage risks linked to the substances they manufacture and market. Companies need to register substances placed on the market in the EU in quantities of one tonne or more a year, and the type of information required for registration will depend on the amount manufactured or imported in the EU. There are information sharing obligations for different actors in the supply chain to ensure proper application and use of such substances. In addition, substances which are considered hazardous could be subject to authorization or restrictions in the future, any of which may delay or increase the costs of operations if there is a need to obtain authorization or find an alternative substance. CLP complements REACH by requiring suppliers of substances and mixtures, including manufacturers, downstream users and distributors, to apply harmonized criteria to their classification and labeling.

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

Emission trading systems for emissions from industrial production exist on the European and national level. These systems are based on “cap and trade” principles designed to reduce carbon dioxide emissions by limiting the number of emission allowances (cap) required for certain facilities and allowing the purchase for shortfall or the sale of surplus emission allowances (trade). A new EU Carbon Border Adjustment Mechanism (“CBAM”) is being introduced gradually for imports of certain goods such as steel, iron, electricity and fertilizers seen as at most significant risk of carbon leakage. CBAM will ensure the carbon price of imports is equivalent to the carbon price of domestic production to avoid any undermining of the EU’s climate objectives. Importers of in-scope goods are required, during this transitional period, to submit reports on direct and indirect greenhouse gas emissions; however, overtime the obligations will increase and require “CBAM certificates” to be purchased. It is intended that CBAM will extend to other sectors from 2026. The gradual introduction of CBAM is aligned with the phase-out of the allocation of free allowances under the EU Emissions Trading System (ETS) to support the decarbonization of EU industry.

Reuse, Recycling and Recovery

Manufacturers may also be obligated to assist customers with the disposal, recovery and recycling of certain underlying components of their products once they have reached their end- of-life/disposal stage.

An EU directive on batteries (the “Batteries Directive”) governs the recovery of batteries within the EU. The Batteries Directive requires manufacturers and distributors of batteries to bear a significant amount of the costs associated with proper collection and disposal of end-of-life batteries.

The new EU regulation on batteries (the “Batteries Regulation”) will repeal and replace the Batteries Directive in 2025. The Batteries Regulation aims to ensure that batteries have a low carbon footprint, use minimal harmful substances, need less raw materials from non-EU countries, and are collected, reused and recycled to a high degree in Europe. Targets for recycling efficiency, material recovery and recycled content will be introduced gradually from 2025 onwards. All collected waste batteries will have to be recycled and high levels of recovery will have to be achieved, in particular of critical raw materials such as cobalt, lithium and nickel. In addition, under the new law’s due diligence obligations, companies must identify, prevent and address social and environmental risks linked to the sourcing, processing and trading of raw materials such as lithium, cobalt, nickel and natural graphite contained in their batteries.

Furthermore, an EU directive on end-of-life vehicles (the “ELV Directive”) and an EU directive on waste from electrical and electronic equipment (the “WEEE Directive”) each govern the recovery of motor vehicles and electrical and electronic equipment within the EU, providing for ambitious recovery, reuse and recycling rates. The directives require that manufacturers cover all, or a significant part, of the costs associated with recovery, reuse and recycling measures. The aforementioned directives, including the Batteries Directive, as well as an EU directive on the restrictions of the use of certain hazardous substances in electrical and electronic equipment and the Batteries Regulation, limit manufacturing options because they also contain prohibitions on the use of certain identified substances and materials. The Batteries Regulation also introduces performance classes and maximum limits on the carbon footprint of electric vehicles.

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

Sono Group N.V., or the Company, has a single, wholly-owned Subsidiary, Sono Motors GmbH. The Subsidiary became the wholly-owned subsidiary of the Company upon conclusion of a corporate reorganization that was completed on November 27, 2020. The Subsidiary has its country of residence and incorporation in Germany, with its company address in Waldmeisterstraße 93, 80935 Munich, Germany.

D.	Property, Plant and Equipment

Our headquarters is located at Waldmeisterstraße 93, 80935 Munich, Germany. We have leased this 1,455-square meter property for use as office, workshop, electronics lab and warehouse space for a fixed term until April 30, 2026. We then have the option to extend this fixed term by five years.

In addition, in February 2024 we signed a lease for a 900-square foot property at 10101 Lantana Rd., Suite N, Lake Worth, Florida 33449 for use as an office space for a fixed term of one year until February 28, 2025. The lease will automatically renew for periods of one year unless either party to the lease agreement gives written notice of its intent to terminate the lease at least 90 days before the termination of the lease or any extension thereof.

Our former headquarters was located at Waldmeisterstraße 76, 80935 Munich, Germany. We leased this 2,547-square meter property as office space, show room and electronics lab for an initial fixed term until March 31, 2022. In connection with corporate measures implemented in connection with the Subsidiary’s exit from the Subsidiary Self-Administration Proceedings, we terminated this lease effective as of January 31, 2024.

We also previously leased a 1,095 square meter storage building at Waldmeisterstraße 99, 80935 Munich, Germany. The lease started on September 1, 2022, and runs for an indefinite period. In connection with our commitment to focus exclusively on our solar business for business customers, we terminated this lease at the end of February 2023, with such termination becoming effective on November 30, 2023.

As of the date of this Annual Report, we do not own any real estate property and only lease real estate property as described above.

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

For a discussion of the year ended December 31, 2022 compared to December 31, 2021, refer to the section contained in our Annual Report on Form 20-F for the year ended December 31, 2022, “Item 5: Operating and financial review and prospects”. Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Overview

For an overview of our business, see “Item 4. Information on the Company—B. Business Overview—Overview”.

For the year ended December 31, 2023, we had a loss for the period of €53.6 million, compared to a loss for the period for the year ended December 31, 2022 of €183.7 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €384.3 million as of December 31, 2023 compared to an accumulated deficit of €330.8 million as of December 31, 2022.

Following our emergence from the Self-Administration Proceedings, our business was restructured, which included the release of significant liabilities, and will likely entail significant changes to our consolidated balance sheet and consolidated statement of operations. As a result, our financial information going forward may in many respects not be comparable to our historical financial information. In addition, the financial information for the years ending December 31, 2022 and 2023 mainly include expenses related to the Sion project, which was terminated in February 2023. Accordingly, the financial information contained in this Annual Report is likely not indicative of any future financial information and has only limited value for purposes of assessing our solar-only business.

Our Business Model

Following our emergence from the Self-Administration Proceedings, we expect to generate revenue from monetization of our solar technology in the future. The potential scope of application of our solar technology goes significantly beyond passenger cars. While our initial focus in the short- to medium-term is expected to be on our Solar Bus Kit and similar retrofit solar products, we believe that our solar technology has the potential to be used in existing markets, such as the truck and trailer markets. We may also produce and sell certain selected solar components, license our patents to third parties and seek to generate service revenue from providing engineering services to third parties. We have shipped prototypes or solar retrofits to customers, generating revenue of approximately €42 thousand in 2023.

Through February 2023, we also worked on, and incurred significant expenses for, the development of the Sion, which we had envisaged to become an affordable solar electric vehicle. Due to a lack of available funding, we decided to terminate the development of the Sion and focus on our solar technology. The Sion project is currently being offered for sale, potentially together with our car-sharing and ride-pooling application. Any proceeds from the sale of the Sion project will be used to satisfy claims of the Subsidiary’s creditors in the Subsidiary Self- Administration Proceedings.

Factors Affecting Our Financial Condition and Results of Operation

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those set forth in “Item 3. Key Information—D. Risk Factors”.

Self-Administration Proceedings

Following our emergence from the Self-Administration Proceedings, our business was restructured, which included the release of significant liabilities, and entailed significant changes to our consolidated balance sheet and consolidated statement of operations. In addition, due to the opening of the Self-Administration Proceedings, the Company lost control of the Subsidiary on May 19, 2023. The effect of this loss of control is that in 2023, the results of the Subsidiary are consolidated up until the loss of control and the assets and liabilities of the Subsidiary will be derecognized from the consolidated statement of financial position for the period following the loss of control in the consolidated financial statements. In accordance with IFRS, the Company derecognized the assets and liabilities of the Subsidiary from the consolidated statement of financial position, which led to significant movements in the assets and liabilities. The asset and liability balances that the Company had with the Subsidiary were previously intercompany and therefore eliminated on consolidation. These balances were reinstated. Due to a hard comfort letter between the Company and the Subsidiary, the Company. then recognized a parental guarantee provision. Control was regained when the Subsidiary exited the Subsidiary Self-Administration Proceedings on February 29, 2024 and was consolidated again with the Company. As a result, our financial information going forward may in many respects not be comparable to our historical financial information. In addition, the financial information for years ending December 31, 2022 and 2023 mainly include expenses related to the Sion project, which was terminated in February 2023. Accordingly, the financial information contained in this Annual Report is likely not indicative of any future financial information and has only limited value for purposes of assessing our solar-only business.

Yorkville Investment

The financing provided by Yorkville in connection with the Yorkville Investment is in the form of interest-bearing convertible debentures. The new convertible debenture issued to Yorkville on February 5, 2024 in connection with the funding of the First Tranche will mature on July 1, 2025, and each subsequent new convertible debenture will mature on the earlier of (i) July 1, 2025 or (ii) 12 months from the issuance date of such new debenture. These instruments are similar to the Existing Convertible Debentures (as defined herein) issued to Yorkville in December 2022. In accordance with the applicable accounting standards, the new convertible debentures are likely to be fair valued upon recognition and have an impact on the profit and loss of the Company. It is expected that the instrument will be converted over time, resulting in the issuance of new shares of the Company.

Reservations

Through February 2023, we worked on developing the Sion and accepted reservations and advance payments from customers for the Sion. Until we terminated the Sion passenger car program, an advance payment liability was recognized at the time the cash was collected by the Company. Given that the Sion will not be delivered, advance payments are due back to customers. On February 24, 2023, Sono Group proposed a payment plan to reimburse reservation holders for advance payments in three installments (May 2023, June 2024 and January 2025) over the next two years. Reservation holders who accepted the payment plan would have received a one-time bonus of 5% on the amount of the advance payment to be paid with the third installment. Reservation holders could also waive repayment. Approximately 2% of the total advance payments waived repayments. Upon applying for the Self-Administration Proceedings, we became generally prohibited from paying any pre-petition debt. As a result, the payment plan for reservation holders could not be implemented. Following the Subsidiary Self-Administration proceedings, the payment plan for reservation holders is no longer relevant and all outstanding advance payments will be handled in accordance with the Plan. For information on the accounting treatment of the advance payments for historical periods and following our decision to change our business model, see “Notes to the Consolidated Financial Statements—4. Significant accounting policies—4.8 Advance payments received from customers”.

Intellectual Property

As of April 30, 2024, we had 6 patents granted and 60 patents or patent/utility model applications filed, deriving from 45 patent families. Patents relating to the same technology, but filed in different jurisdictions, are counted separately. In addition 26 international (PCT) applications were filed as of April 30, 2024. Due to the cost-intensive nature of the patent application process and in accordance with the change in our business model to focusing exclusively on integrating our solar technology into third-party vehicles, we plan to terminate and/or discontinue patents and patent applications that do not address our core products and markets and instead focus on our most promising applications and markets (mainly Europe). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We depend on the adequate protection of our intellectual property, which can be difficult and costly”.

Our patent applications mainly relate to our solar technology.

Ability to Control Cost of Sales

Provided we are able to launch the commercialization of our solar technology, we would expect that our cost of sales will be affected by fluctuations in certain raw material prices.

Development Expenses

Following our emergence from the Self-Administration Proceedings, we continue to incur expenses related to the refinement of our technology and our development expenses will constitute a substantial part of our expenses in future periods. We plan to only incur development expenses to the extent we believe that we are able to secure necessary financing, since we would expect to continue to depend on significant external financing for additional development activities. In addition, elevated inflation levels, should they persist, may lead to an increase in our development costs and financing needs.

Capital Expenditure

Prior to the change in our business model, our capital expenditure in the years ending December 31, 2022 and 2023 related to property, plant and equipment concerning the discontinued Sion program. Following our pivot to solar-only in February 2023, we operated on an asset-light basis, which meant that our capital expenditure was very limited, until we applied for Self-Administration Proceedings on May 15, 2023.

Unused Tax Loss

We have substantial carried-forward tax losses resulting from our negative taxable income in 2023, 2022, 2021 and prior fiscal years. Given that our estimated taxable income for the foreseeable future will not be sufficient to recover these carried-forward losses we have not recognized deferred tax assets on the balance sheet as of December 31, 2021, December 31, 2022 or December 31, 2023. Our unused tax losses as of December 31, 2023, for which no tax asset has been recognized, were €32.7 million (corporate income tax) and €31.6 million (trade tax). Assuming a total tax rate of 32.98%, our unused corporate income and trade tax losses correspond to a potential undiscounted tax benefit of €10.6 million. Only up to 60% of our annual taxable income, to the extent such taxable income exceeds €1 million, may be offset against tax loss carry forwards. The remaining 40% of the taxable income is subject to corporate income and trade tax under the so-called minimum taxation rules. Annual taxable income for corporate income tax and trade tax purposes of up to €1 million could fully be offset against tax loss carry-forwards. However, due to the termination of the Sion program, existing tax loss carry forwards may be forfeited to the extent no built-in gains (stille Reserven) exist as of December 31, 2023. The built-in gains as of December 31, 2023 have not yet been determined. Therefore, it is currently unclear whether all tax losses can still be carried forward. For more information see “Notes to the Consolidated Financial Statements—4. Significant accounting policies—4.12.6. Recoverability of deferred tax assets in relation to loss carryforwards” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company’s Status—Our ability to use our net operating loss carryforwards and other tax attributes may be limited”.

Conversion Stock Option Program (CSOP) and Employee Stock Option Program (ESOP)

In the first half of 2018, we established two similar employee participation programs for our staff members and selected managers of the Subsidiary based on virtual shares. In December 2020, we offered all participants of the aforementioned employee participation programs as well as six additional members of our staff to exchange their virtual shares for actual stock options under a newly organized employee participation program, our conversion stock option program (the “CSOP”), which is equity settled. As of December 31, 2023, 88 employees, including all those participating in the original employee participation program but one, have joined the CSOP. We recorded expenses in the amount of €0.1 million in 2023 and €0.7 million in 2022 for the CSOP.

In 2022, we intended to implement a new employee stock option program (the “ESOP”) for the years 2021, 2022 and 2023. In February 2023, we offered our employees, including those who will depart the Company in connection with our strategy shift towards a solar-only business model, the right to participate in the ESOP with a grant value of approximately 10% of their annual salary on a pro rata basis for their periods of employment during those years. We recorded incomes of €0.3 million in 2023 for the ESOP.

Following the restructuring of the Companies as a result of the Self-Administration Proceedings and the corporate measures implemented in connection therewith, there is uncertainty over the future of the remuneration based on shares (share-based payment) programs, which may result in share options not being formally granted or, in some cases, cancellation of unexercised options, which may be done without compensation. Further, the Reverse Share Split and the exchange ratio to be determined by our management board may have a significant impact on options or awards granted.

War in Ukraine and Conflict in the Middle East

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

In addition, the Israel-Hamas conflict also has the potential to disrupt the world economy. An escalation of the conflict, including the involvement of other countries, could cause disruption, instability and volatility in global markets, supply chains and logistics operations. Any adverse impact on our current or potential customers in this region could adversely affect our operations or financial performance.

Components of Our Results of Operations

Following our emergence from the Self-Administration Proceedings, our business was restructured, which included the release of significant liabilities, and entailed significant changes to our consolidated balance sheet and consolidated statement of operations. In addition, due to the opening of the self-administration proceedings, the Company lost control of the Subsidiary on May 19, 2023. The effect of this loss of control is that in 2023, the results of the Subsidiary are consolidated up until the loss of control and the assets and liabilities of the Subsidiary is derecognized from the consolidated statement of financial position, which led to significant movements in the assets and liabilities. Control was obtained again when the Subsidiary exited the Subsidiary Self-Administration Proceedings on February 29, 2024 and was consolidated again with the Company. As a result, our financial information going forward may in many respects not be comparable to our historical financial information. In addition, the financial information for the years ending December 31, 2022 and 2023 mainly include expenses related to the Sion project, which was terminated in February 2023. Accordingly, the historical financial information contained in this Annual Report is likely not indicative of any future financial information and has only limited value for purposes of assessing our solar-only business.

Revenues

We recognize revenues, which have historically been overall insignificant, primarily from the sale and installation of our Solar Bus Kit.

Cost of Sales

In 2021, 2022 and 2023, we recorded a marginal amount of cost of sales relating to monetization of our solar technology and launch of the Sono app.

Operating Expenses

Our operating expenses consist of research and development expenses and selling, general and administrative expenses.

There were no research expenses included in our profit and loss in 2021, 2022 and 2023, as we did not perform research. Our development expenses consist of (i) personnel expenses for our development staff, including salaries and bonuses and the relevant share of expenses relating to the CSOP, (ii) development cost for prototypes, our car-sharing and ride-pooling application and solar integration, (iii) professional services and (iv) other expenses. Development costs are expensed as incurred. As the recognition criteria for the capitalization of development cost have not been met, all development expenses were recognized in profit or loss as incurred in all periods.

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

Other Operating Income/Expenses

Our other operating income primarily consists of parental guarantee expenses (due to a hard comfort letter between the Company and the Subsidiary), agency fees, donations, statutory reimbursements for personnel expenses, government grants and other operating income. Our other operating expenses primarily relate to foreign exchange losses resulting from the conversion from USD to EUR.

Deconsolidation gain

Our deconsolidation gain relates to the loss of control of the Subsidiary on May 19, 2023 as a result of the opening of the Self-Administration Proceedings. The Company derecognized the assets and liabilities of the Subsidiary from the consolidated statement of financial position. The interest in the Subsidiary is accounted for as a financial instrument with a fair value of zero. The asset and liability balances that the Company had with the Subsidiary were previously intercompany and therefore eliminated on consolidation. These balances were reinstated. All these effects resulted in a gain largely driven by the large balances of liabilities derecognized.

Interest and Similar Income

Interest and similar income relates to interest income from VAT taxes.

Interest and Similar Expenses

Interest and similar expenses largely consist of interest expenses related to the compounding effect for advance payments received from customers and financial liabilities.

A.	Operating Results

The following table presents information taken from our consolidated statement of income (loss) and statements of comprehensive income (loss) for the years ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022
	(in € millions)
Revenue	0.0	0.2
Cost of goods sold	(0.1)	(0.4)
Gross loss	(0.0)	(0.2)
Cost of development expenses	(15.8)	(158.5)
Selling and distribution expenses	(1.1)	(3.6)
General and administrative expenses	(13.2)	(20.0)
Other operating income/expenses	(61.8)	0.8
Deconsolidation gain	40.1	-
Impairment losses on financial assets	0.0	0.0
Operating loss	(51.8)	(181.4)
Interest and similar income	8.4	1.0
Interest and similar expense	(10.1)	(3.3)
Loss before tax	(53.6)	(183.7)
Taxes on income and earnings	-	-
Deferred taxes on expense	-	-
Loss for the period	(53.6)	(183.7)
Other comprehensive income (loss) that will not be reclassified to profit or loss	-	-
Total comprehensive loss for the period	(53.6)	(183.7)

Revenue

Revenue decreased from €229 thousand in 2022 to €42 thousand in 2023 primarily due to the deconsolidation of the Subsidiary and therefore revenue was consolidated up to May 19, 2023. Revenue relates to the order of prototypes for testing integration of the Companies’ solar technology onto vehicles produced or sold by these customers.

Cost of Goods Sold

Cost of sales decreased from €392 thousand in 2022 to €70 thousand in 2023 following the change in revenue, relating to the monetization of our solar technology.

Gross Loss

In 2023, we incurred a gross loss of €28 thousand relating to the monetization of our solar technology as compared to a gross loss of €163 thousand in 2022. As most of our revenues are currently generated from prototype projects, our gross loss reflects our planned and expected higher cost of sales in proportion to revenues at this stage of development as we prepare for market entry.

Cost of Development Expenses

Cost of development expenses decreased from €158.5 million in 2022 to €15.8 million in 2023. In 2022, due to an expansion in efforts on the development of the new prototype generation, leading to development costs for prototypes of €83.2 million, and due to  recognition of impairment on Sion-related assets of €41.2 million, the development costs were significant. In 2023, the Sion passenger car program was terminated which led to decreased Sion development cost and headcount reductions, and, due to the Self-Administration Proceedings, development activities related to solar technology decreased. In addition, the Subsidiary results were only consolidated up to May 19, 2023.

Selling and Distribution Expenses

Selling and distribution expenses decreased from €3.6 million in 2022 to €1.1 million in 2023, primarily due to a decrease in advertising expenses from €1.3 million in 2022 to €0.4 million in 2023 and a decrease in personnel expenses from €1.8 million in 2022 to €0.6 million in 2023. The decrease is related to reduced activity due to the self-administered insolvency proceedings and decrease in headcount. In addition, the Subsidiary results were only consolidated up to May 19, 2023.

General and Administrative Expenses

General and administrative expenses decreased from €20.0 million in 2022 to €13.2 million in 2023, due to lower personnel expenses, which decreased from €6.0 million in 2022 to €2.5 million in 2023, as well as a decrease in insurance expenses from €3.5 million in 2022 to €2.7 million in 2023 and software fees and subscriptions from €1.2 million in 2022 to €0.3 million in 2023. The decreases are related to reduced activity due to the self-administered insolvency proceedings and decrease in headcount. In addition, the Subsidiary results were only consolidated up to May 19, 2023.

Other Operating Income/Expenses

In 2023, other operating income decreased slightly from €1.6 million in 2022 to €1.3 million resulting largely from a €0.9 million decrease of income from currency revaluations and €0.2 decrease in government grant funding, which were partially offset by non-recurring donations received in 2023 of €0.9 million.

Other operating expenses increased from €0.7 million in 2022 to €63.1 million in 2023. In 2022, the majority of the other operating expenses mainly related to foreign exchange losses. In 2023, the significant other operating expenses were the customer advance repayment plan bonus of €2.2 million, a VAT expense due in connection with the termination of the Sion passenger car program of €7.8 million, and a parental guarantee expense of €52.2 million resulting from the Company’s obligation to provide the Subsidiary with financial resources so that the Subsidiary is able to meet all its current and future obligations as they become due for payment.

Operating Loss, Loss for the Period

Operating loss decreased from €181.4 million in 2022 to €51.8 million in 2023, primarily due to a decrease in cost of development and general and administrative expenses. Including the impact of interest and similar income, of interest and similar expenses and tax on income, loss for the period decreased from €183.7 million in 2022 to €53.6 million in 2023.

B.	Liquidity and Capital Resources

As of December 31, 2023, cash and cash equivalents were at €7.4 million compared to €30.4 million as of December 31, 2022 and €132.9 million as of December 31, 2021. Cash and cash equivalents consist of cash in bank accounts and deposits.

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

In the past, we mainly raised capital in the form of equity or equity-linked debt. We also raised capital through advance payments on reservations for the Sion. In the context of equity or equity-linked debt, we raised funds through the placement of pre-IPO mandatory convertible bonds in November 2020, as well as through our IPO in November 2021, our follow-on offering in May 2022, the committed equity financing entered into in June 2022 and pursuant to the Securities Purchase Agreement (as defined herein) entered into with Yorkville in December 2022. Finally, we have received limited grants from government agencies and similar bodies like the EU for participation in specific research and development projects.

Our obligations that existed prior to the Companies’ application for their respective Self-Administration Proceedings, including with respect to advance payments made for Sion reservations, were settled in the context of the Self-Administration Proceedings. From the date of its application for Self-Administration Proceedings through its exit from the proceedings, the Subsidiary was prohibited from paying pre-petition debt, subject to certain exceptions. On December 7, 2023, in connection with its Self- Administration Proceedings, the Subsidiary submitted its Plan to the Court and set out how the company intends to restructure its debt and procure the inflow of new cash. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023, and the Court confirmed on January 26, 2024 that the Plan became legally binding. On January 31, 2024, the Company withdrew its application for its Preliminary Self-Administration Proceedings with the Court. The Subsidiary exited its Self-Administration Proceedings on February 29, 2024. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Self-Administration Proceedings”.

Following our emergence from the Self-Administration Proceedings and the commitments made by Yorkville in connection with the Yorkville Investment, we expect to require external financing to cover our expenses and cash needs beyond June 30, 2025. As in the past, we would expect that our ability to raise external financing would continue to be highly dependent on further progress in the development and refinement of our solar technology and successful communication to potential external investors. While the Yorkville Investment, if we are able to successfully access the unfunded portion of the investment as planned , should enable us to resume our operations with a focus on our Solar Bus Kit and similar retrofit solar products through June 30, 2025, we expect additional financing to be necessary to undertake additional development activities for our Solar Bus Kit and other retrofitting and solar integration solutions, to pay overhead costs, and possibly to also repay convertible debentures. Following our emergence from the Self- Administration Proceedings, risks and uncertainties related to the supply chain, negative cost development, technical challenges and the war in Ukraine may negatively affect our business, liquidity and financial position going forward.

Consolidated Statements of Cash Flows

The following table shows selected information taken from our consolidated cash flow statements for the years ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022
	(in € millions)
Net cash used in operating activities	(11.2)	(139.6)
Net cash used in investing activities	(11.3)	(47.2)
Net cash from (used in) financing activities	(0.3)	83.0
Net decrease in cash and cash equivalents	(22.8)	(103.8)
Cash and cash equivalents at the beginning of the period	30.4	132.9
Cash and cash equivalents at end of the period	7.4	30.4

Net cash used in operating activities

Net cash used in operating activities decreased from €139.6 million in 2022 to €11.2 million in 2023. This change was mainly due to an overall decrease in operating costs, especially for development costs of prototypes, other development costs, professional services, and lower advance payments received from customers .

Net cash used in investing activities

Net cash used in investing activities decreased from €47.2 million in 2022 to €11.3 million in 2023, primarily due to the deconsolidation of the Subsidiary cash balances and decreased purchases of property, plant and equipment.

Net cash from (used in) financing activities

Net cash from (used in) financing activities decreased from a cash inflow of €83.0 million in 2022, which mainly included proceeds from a follow-on offering, a committed equity facility and borrowings, to net cash used in financing activities of €0.3 million in 2023, which mainly consisted of payment of lease liabilities.

Financial Liabilities

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments as of December 31, 2023:

	Carrying amount	Less than 1 year	1 – 5 years	More than 5 years
	(in € millions)
Trade and other payables	1.2	1.2	-	-
Loans and participation rights	23.2	19.7	-	-
Lease liabilities	1.1	0.2	0.7	0.4
Total	25.5	21.1	0.7	0.4

C.	Development, Patents and Licenses

For a description of our development policies, see “Item 4. Information on the Company—B. Business Overview—Operations—Development”. For a description of our intellectual property, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly re-evaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in “Note 4.12 “Significant accounting judgements, estimates and assumptions” to our consolidated financial statements as of and for the year ended December 31, 2023.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

We have a two-tier board structure consisting of a management board (bestuur) and a separate supervisory board (raad van commissarissen). There are no family relationships among any of our management board members and supervisory board members.

Management Board

Current Management Board

The following table sets forth information concerning our current management board member as of the date of this Annual Report. Under Dutch law, the management board is the executive board of the Company.

Name	Age	Term Served	Year in which Term Expires	Position
George G. O’Leary	61	2024 – Present	2025	Chief Executive Officer and Chief Financial Officer

Mr. O’Leary was suggested as a candidate for the Company’s management board by Yorkville, as contemplated under the terms of the Yorkville Agreements. Mr. O’Leary’s appointment to the management board was approved by shareholders at the EGM, following his nomination by the Company’s former supervisory board.

The following is a brief summary of the business experience of our management board member.

George G. O’Leary has served as the Chief Executive Officer and Chief Financial Officer of the Company on a full-time basis since April 8, 2024. He was appointed to the management board with effect as of February 1, 2024. Mr. O’Leary is currently a Member of the Board of Directors of HealthLynked Corporation (“HLYK”) (OTCQB: HLYK) and served as HLYK’s Chief Financial Officer from August 6, 2014 through April 5, 2024. In addition, Mr. O’Leary was the Vice Chairman of the Board of Directors of Timios Holdings Corp. from March 2014 to January 2021, when it was sold to Ideanomics Inc. (NASDAQ: IDEX), and has served as Vice Chairman of the Board of Directors of Referrizer, LLC since October 2017. Mr. O’Leary is the founder and President of SKS Consulting of South Florida Corp. since June 2006, where he works with public and private companies in board representation and/or under consulting agreements providing executive-level management expertise, as well as helping the implementation and execution of their companies strategic and operational plans. From 1996 to 2000, Mr. O’Leary was Chief Executive Officer and President of Communication Resources Incorporated (“CRI”), where annual revenues grew from $5 million to $40 million during his tenure. Prior to CRI, Mr. O'Leary was Vice President of Operations of Cablevision Industries, where he ran $125 million of business until it was sold to Time Warner. Mr. O’Leary started his professional career as a senior accountant with Peat Marwick and Mitchell (now KPMG). Mr. O’Leary holds a B.B.A. degree in accounting with honors from Siena College.

Former Management Board

Name	Age	Term Served	Year in which Term Expires	Position
Laurin Hahn(1)	29	2020 –2024	-	Co-Chief Executive Officer and Co-Founder
Jona Christians(1)	30	2020 –2024	-	Co-Chief Executive Officer and Co-Founder
Torsten Kiedel(1)	45	2021 –2024	-	Chief Financial Officer
Markus Volmer(1)	49	2021 –2024	-	Chief Technology Officer
Thomas Hausch(2)	58	2021 –2023	-	Chief Operating Officer

(1)

On January 30, 2024, as contemplated in the Yorkville Agreements, all of the Company’s former managing directors – Laurin Hahn, Jona Christians, Torsten Kiedel and Markus Volmer (collectively, the “Pre-Restructuring Managing Directors”) – resigned from the Company’s management board with effect as of January 31, 2024.

(2)	In the context of the termination of the Sion passenger car program, Thomas Hausch resigned as chief operating officer and member of the management board on March 21, 2023, with immediate effect.

Supervisory Board

Our supervisory board is currently composed of two members who were appointed at the EGM. Our supervisory board may adjust the number of supervisory board members from time to time. Our supervisory board members do not have a retirement age requirement under our articles of association. In connection with the selection of our current supervisory board members, our Founders each waived their right under our articles of association to make a binding nomination for the appointment of one supervisory board member. At the EGM, shareholders approved a proposal to amend the Company’s articles of association to delete the binding nomination of the Founders to appoint members of the Supervisory Board. Such amendment was effected and implemented on February 1, 2024.

Current Supervisory Board

The current members of the Company’s supervisory board are:

●

David Dodge: chairperson of the supervisory board; chairperson, independent member and financial expert of the audit committee; member of the compensation committee; and member of the nomination and corporate governance committee; and

●

Christopher Schreiber: vice-chairperson of the supervisory board, independent member of the audit committee; chairperson of the compensation committee; and chairperson of the nomination and corporate governance committee.

The following table sets forth information concerning our current supervisory board members:

Name	Age	Term Served	Year in which Term Expires
David Dodge	49	2024 – Present	2025
Christopher Schreiber	59	2024 – Present	2025

Unless otherwise indicated, the current business address for each supervisory board member is the same as our business address: Waldmeisterstraße 93, 80935 Munich, Germany. The following is a brief summary of the prior business experience of the members of our supervisory board:

David A. Dodge was appointed as an independent member of our supervisory board on January 31, 2024. Mr. Dodge is an independent financial consultant providing corporate finance, accounting and SEC compliance services to public and private companies around the globe. Since 2007, Mr. Dodge has acted as a chief financial officer and provided financial accounting, reporting and compliance services for multiple public and private companies in the U.S., Canada, England, and China. Mr. Dodge also supervised and authored dozens of forensic due diligence investigative reports on Chinese companies in a variety of industries. He has also provided expert witness and expert consultant services in nearly 40 separate litigation proceedings on a variety of financial topics including due diligence standard of care for underwriters (in transactions including IPOs, equity follow-on offerings and debt offerings), mergers & acquisitions, and private equity and venture capital investments; customary practices in the investment banking industry; and customary practices in the private equity and venture capital businesses. Mr. Dodge previously served as Chief Financial Officer of NeoMedia Technologies, Inc. from 2002 through 2007, and held various finance-related positions with NeoMedia from 1999 to 2002. Before NeoMedia, he was an auditor with Ernst & Young LLP from 1997 to 1999. Mr. Dodge holds a B.A. in Economics from Yale University and an M.S. in Professional Accounting from the University of Hartford (CT).

Christopher Schreiber was appointed as an independent member of our supervisory board on January 31, 2024. Mr. Schreiber has over three decades of experience in the securities industry. His expertise is demonstrated by his previous executive roles, notably as Executive Chair of the Board of Directors at Akers Bio and as a Board Member at MyMD Pharmaceuticals, Inc. (NASDAQ: MYMD). His role as Managing Director of Capital Markets at Taglich Brothers, Inc. highlights his extensive experience in capital markets, deal structuring, and syndication. Prior to his engagement at Taglich Brothers, Mr. Schreiber served on the board of directors of Paulson Investment Company, an investment banking firm. In addition to his financial career, Mr. Schreiber contributes to athletic and youth development as a director and partner at Long Island Express North, an elite lacrosse training organization, and as a volunteer board member for Fox Lane Youth Lacrosse. He is a graduate of Johns Hopkins University with a Bachelor’s Degree in Political Science.

Former Supervisory Board Compositions

On April 21, 2023, four members of our then five-member supervisory board resigned from their roles as members of the Company’s supervisory board and as members of the supervisory board committees, as applicable, with immediate effect. The members of the Company’s supervisory board who resigned were:

●	Martina Buchhauser, chairperson of the supervisory board, independent member of the audit committee and chairperson of the nomination and corporate governance committee;

●	Sebastian Böttger, independent member of the audit committee, and chairperson of the compensation committee;

●	Robert A. Jeffe, vice chairperson of the supervisory board, chairperson, independent member and financial expert of the audit committee, and member of the compensation committee; and

●	Arnd Schwierholz, member of the supervisory board, member of the audit committee and member of the nomination and corporate governance committee.

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

On September 11, 2023, we appointed three new acting members of the Company’s supervisory board on a provisional basis, and reestablished our compensation committee and our nomination and corporate governance committee. On September 22, 2023, we reestablished our audit committee. The provisional appointment of the new supervisory board members was effective until their formal appointment at the AGM . On January 30, 2024, as contemplated in the Yorkville Agreements, all of the Company’s then-serving supervisory board members resigned from their positions on the Company’s supervisory board with effect as of the end of January 31, 2024.

From September 11, 2023 through January 31, 2024, the members of our supervisory board were:

●	Sandra Vogt-Sasse: chairperson of the supervisory board; and chairperson, independent member and financial expert of the audit committee

●	Martin Sabbione: independent member of the audit committee; and chairperson of the compensation committee

●	Thomas Wiedermann: independent member of the audit committee; chairperson of the nomination and corporate governance committee; and member of the compensation committee

●	Johannes Trischler: member of the compensation committee; and member of the nomination and corporate governance committee

B.	Compensation

Remuneration and Other Benefits to Management Board Members for the Year Ended December 31, 2023

As a foreign private issuer, we comply with home country compensation requirements and certain exemptions thereunder. Dutch law does not provide for limitations with respect to the aggregate annual compensation paid to our management board members or supervisory board members, provided that such compensation is consistent with our compensation policy. Our compensation policy was adopted by a general meeting. Changes to our compensation policy require a vote of our general meeting by a simple majority of votes cast. At our EGM on January 31, 2024, an amendment to the compensation policy for members of the Management Board was approved by our shareholders, which effectively raised the cap on cash compensation for each member of the Management Board. The supervisory board determines the remuneration of individual management board members with due observance of the compensation policy. A proposal with respect to remuneration schemes in the form of shares or rights to shares in which management board members may participate is subject to approval by our general meeting by simple majority of votes cast. Such a proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the management board members and the criteria for granting or amendment. The compensation for our supervisory board members is set by the general meeting within the limit of our remuneration policy.

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

Compensation of Management Board Members

On January 30, 2024, as contemplated in the Yorkville Agreements, all of the Pre-Restructuring Managing Directors resigned from the Company’s management board with effect as of January 31, 2024. At the Company’s EGM on January 31, 2024, George O’Leary was appointed to the management board of the Company as of the close of the EGM. For the year ended December 31, 2023, Mr. O’Leary did not receive any compensation from the Company. In addition, Mr. O’Leary did not own any shares of the Company as of December 31, 2023.

In connection with the Yorkville Investment our Founders entered into respective Sale and Transfer Agreements, pursuant to which they agreed to cumulatively transfer 17,306,251 ordinary shares of the Company and all of their cumulative 3,000,000 high voting shares of the Company to SVSE. The sole member of SVSE is George O’Leary, our chief executive officer and chief financial officer and the sole member of the Company’s management board. The transfers of the high voting shares and the ordinary shares to SVSE were reflected in the Company’s share register on February 1, 2024 and March 25, 2024, respectively. Yorkville has been granted a security interest in all the ordinary shares and high voting shares of the Company that SVSE currently holds or at any time acquires. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationships with Other Related Parties”.

Compensation of Former Management Board Members

For the year ended December 31, 2023, the aggregate compensation accrued or paid to our former management board members for services in all capacities was €745,871. The following table sets forth the aggregate compensation and benefits provided to our management board members in the year ended December 31, 2023.

Name	Salary (€)	Bonus (€)	All Other Compensation (€)(1)	Total Compensation (€)
Laurin Hahn(2)	36,080	-	-	36,080
Jona Christians(2)	56,000	-	504	56,504
Torsten Kiedel(2)	236,923	-	8,786	245,709
Thomas Hausch(3)	187,497	-	-	187,497
Markus Volmer(2)	220,000	-	81	220,081

(1)	All other compensation includes other monetary benefits and contributions to social security insurance, if any.
(2)

On January 30, 2024, as contemplated in the Yorkville Agreements, all of the Pre-Restructuring Managing Directors resigned from the Company’s management board with effect as of the end of January 31, 2024.

(3)

In the context of the termination of the Sion passenger car program, Thomas Hausch resigned as chief operating officer and member of the management board on March 21, 2023 with immediate effect, however he remained employed by Sono Motors GmbH until September 30, 2023.

Option Ownership of Management Board Members

On January 30, 2024, as contemplated in the Yorkville Agreements, all of the Pre-Restructuring Managing Directors resigned from the Company’s management board with effect as of the end of January 31, 2024. At the Company’s EGM on January 31, 2024, George O’Leary was appointed to the management board of the Company as of the close of the EGM. Mr. O’Leary did not own any options for shares of the Company as of December 31, 2023.

Option Ownership of Former Management Board Members

The following table sets forth the option ownership of our former management board members as of December 31, 2023.

Name	Number of Options	Exercise Price (in €)
Laurin Hahn(1)	-	-
Jona Christians(1)	-	-
Torsten Kiedel(1)	132,350	0.06
Thomas Hausch(2)	134,350	0.06
Markus Volmer(1)	-	-

(1)

On January 30, 2024, as contemplated in the Yorkville Agreements, all of the Pre-Restructuring Managing Directors resigned from the Company’s management board with effect as of the end of January 31, 2024.

(2)	In the context of the termination of the Sion passenger car program, Thomas Hausch resigned as chief operating officer and member of the management board on March 21, 2023 with immediate effect.

Service Agreements

Management Board

We entered into service contracts with the individuals who served as members of our management board during the year ended December 31, 2023 (“Management Contracts”). The Management Contracts generally provided for a term of four years and a base salary and an annual variable payment expressed as a percentage of annual base salary. The supervisory board was also entitled to grant management board members additional compensation at its discretion.

The Management Contracts also provided for additional allowances. The management board members were also eligible to participate in a stock option plan, virtual stock plan or equivalent plan that is established in a manner substantially similar to other of the senior executives.

The Management Contracts provided for the following restrictive covenants: (i) a non-compete during employment and for 18 months following termination and (ii) a perpetual confidentiality covenant. Under the Management Contracts, we were obligated to pay the management board members compensation for the duration of their post-employment non-compete in monthly installments that are equal to half of the total compensation they received prior to their termination. In connection with the changes in the Company’s management board in connection with the Yorkville Investment, the Company waived the post-employment non-compete clauses contained in the Management Contracts.

The former management board members also held positions at the Subsidiary. In the context of the termination of the Sion passenger car program, Thomas Hausch resigned as chief operating officer of the Subsidiary and member of the Subsidiary’s management board on March 21, 2023 with immediate effect. In connection with the corporate structure and future business model envisioned in the Yorkville Investment, including the streamlined initial business focus on the Solar Bus Kit and similar retrofit solar products, on September 29, 2023, the Subsidiary terminated its contracts with its remaining managing directors – CEOs Laurin Hahn and Jona Christians, CFO Torsten Kiedel and CTO Markus Volmer. Mr. Hahn, Mr. Christians, Mr. Kiedel and Mr. Volmer remained in their roles and supported the Subsidiary through the end of 2023. In connection with the terminations, the Subsidiary waived the post-employment non-competition clauses contained in the employment contracts of each of the managing directors.

Supervisory Board

We entered into service agreements with our current and former supervisory board members, the terms of which provide (or provided, in the case of former supervisory board members) for, among other things, compensation as determined by the general meeting from time to time.

Remuneration and Other Benefits to Supervisory Board Members for the Year Ended December 31, 2023

Compensation of Current Supervisory Board Members

Our supervisory board was first established in 2021. As of February 1, 2024, the annual compensation packages for services as supervisory board members, including service on committees of the supervisory board, consists of $50,000.

At the Company’s EGM on January 31, 2024, David Dodge and Christopher Schreiber were appointed as members of the Company’s supervisory board as of the close of the EGM. For the year ended December 31, 2023, neither Mr. Dodge nor Mr. Schreiber received any compensation from the Company.

Compensation of Former Supervisory Board Members

For the year ended December 31, 2023, the annual compensation packages for services as supervisory board members consisted of €50,000 for the chairperson, €40,000 for the vice-chairperson and €25,000 for each regular supervisory board member. In addition, for membership in the audit committee, the chairperson received an annual compensation of €20,000 and each other member an annual compensation of €10,000. For membership in the compensation committee, the chairperson received an annual compensation of €12,000 and each other member an annual compensation of €6,000. For membership in the nomination and corporate governance committee, the chairperson received an annual compensation of €8,000 and each other member an annual compensation of €4,000.

On April 21, 2023, four members of our then five-member supervisory board – Martina Buchhauser, Sebastian Böttger, Robert A. Jeffee and Arnd Schwierholz – resigned from their roles as members of the Company’s supervisory board and as members of the supervisory board committees, as applicable, with immediate effect.

The following table sets forth the aggregate compensation and benefits provided to the supervisory board members who served on the supervisory board as of January 1, 2023 for their services on the supervisory board in the year ended December 31, 2023 (excluding the restricted stock units (“RSU”) awarded to them, as reflected).

Compensation and benefits
Name	(€)
Martina Buchhauser(1)	20,967
Sebastian Böttger(1)	14,492
Robert A. Jeffe(1)	20,350
Arnd Schwierholz(1)	8,887
Sandra Vogt-Sasse(2)(3)	23,333
Thomas Wiedermann(2)(3)	20,000
Martin Sabbione(2)(3)	17,000
Johannes Trischler(2)	29,500

(1)	Robert A. Jeffe, Martina Buchhauser, Sebastian Böttger and Arnd Schwierholz resigned as members of the supervisory board on April 21, 2023 with immediate effect.
(2)

On January 30, 2024, as contemplated in the Yorkville Agreements, all of the Pre-Restructuring Supervisory Board Members resigned from their positions on the Company’s supervisory board with effect as of the end of January 31, 2024.

(3)

Sandra Vogt-Sasse, Thomas Wiedermann and Martin Sabbione served on the Company's supervisory board from September 2023 through January 2024. For the year ended December 31, 2023, their remuneration package was pro rata temporis.

In 2023, we received services from members of the supervisory board (including services from employee representatives on the supervisory board in their capacity as employees of the Subsidiary) in the amount of €150,000.

Share Ownership of Supervisory Board Members

At the Company’s EGM on January 31, 2024, David Dodge and Christopher Schreiber were appointed as members of the Company’s supervisory board as of the close of the EGM. Neither Mr. Dodge nor Mr. Schreiber owned any shares of the Company as of December 31, 2023.

Share Ownership of Former Supervisory Board Members

In the year ended December 31, 2023, none of our former supervisory board members owned any shares in the Company except for Martin Sabbione, who owned an insignificant number of shares in the Company as of December 31, 2023.

In addition to the aforementioned cash component, Martina Buchhauser, Robert A. Jeffee, Sebastian Böttger and Johannes Trischler each received a one-time award of RSUs (restricted stock units for common shares in the capital of the Company) under the Company’s long-term incentive plan upon his or her appointment as supervisory board member, starting from the date of the Company’s IPO (November 19, 2021, the grant date), which vests in four equal installments on each relevant anniversary of the grant date, with the fourth installment vesting on the earlier of (a) the fourth anniversary of the grant date or (b) the Company's annual general meeting of shareholders to be held in 2025:

Name	Number of RSUs
Martina Buchhauser(1)	4,696
Robert A. Jeffe(1)	3,757
Sebastian Böttger(1)	3,757
Johannes Trischler(2)	15,028

________________

(1)

Robert A. Jeffe, Martina Buchhauser and Sebastian Böttger resigned as members of the supervisory board on April 21, 2023, with immediate effect, and the number of RSUs represent the amount vested up to the resignation date.

(2)	The number of RSUs represents the total amount granted for Johannes Trischler.

As of the date of this Annual Report, none of our other former supervisory board members holds any RSUs in the Company.

Employee Participation

Following the restructuring of the Companies as a result of the Self-Administration Proceedings and the corporate measures implemented in connection therewith, there is uncertainty over the future of the remuneration based on shares (share-based payment) programs, which may result in share options not being formally granted or, in some cases, cancellation of unexercised options, which  may be done without compensation. Further, the Reverse Share Split and the exchange ratio to be determined by our management  board may have a significant impact on options or awards granted.

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

In addition, the Company granted 403,860 stock options (as of June 2023 all these stock options were fully vested), each with an exercise price of €0.06 and which are not subject to any performance criteria, with effect as of the closing date of our IPO, which took place on November 19, 2021, to the former beneficiaries under the VESP 2018 (the “VESP 2018 Tranche”). The VESP 2018 Tranche stock options are generally subject to a three-year vesting period with 1/36 of the stock options granted to the relevant beneficiary incrementally vesting for each month of employment of such beneficiary depending on the relevant vesting start date as set out in the relevant individual grant agreement. The then-vested VESP 2018 Tranche stock options may first be exercised one year after the closing of our IPO, which took place on November 19, 2021, and expire four years after the closing of our IPO.

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

C.    Board Practices Committees

As a consequence of the resignations of four of the five supervisory board members as described under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Supervisory Board” on April 21, 2023, the Company did not have any supervisory board committees until three new candidates for the supervisory board were identified and appointed on a provisional basis on September 11, 2023. During that time, the Company was not in compliance with Nasdaq Listing Rule 5605(c)(2)(A), which requires a listed company to have an audit committee composed of at least three members, who each meet the criteria for independence set forth in Rule 10A-4(b)(1) under the Exchange Act. This deficiency served as an additional ground for delisting according to a letter we received from Nasdaq staff on August 28, 2023. On September 11, 2023, the Company re-established its compensation committee and its nomination and corporate governance committee. On September 22, 2023, the Company re-established its audit committee and regained compliance with the Nasdaq Listing Rules relating to audit committee requirements upon the re-establishment of the audit committee.

On January 30, 2024, as contemplated in the Yorkville Agreements, all of the Pre-Restructuring Managing Directors resigned from the Company’s management board with effect as of the end of January 31, 2024. At the Company’s EGM on January 31, 2024, David Dodge and Christopher Schreiber were appointed as members of the Company’s supervisory board as of the close of the EGM.

Audit Committee

The audit committee assists the supervisory board in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The composition of our audit committee was consistent with the best practice provisions of the DCGC. Until April 21, 2023, the audit committee consisted of Robert A. Jeffe, Sebastian Böttger, Martina Buchhauser and Arnd Schwierholz, with Mr. Jeffe serving as chairperson. From September 22, 2023 to January 31, 2024, the audit committee consisted of Sandra Vogt-Sasse, Martin Sabbione, and Thomas Wiedermann, with Ms. Vogt-Sasse serving as chairperson. The audit committee currently consists of David Dodge and Christopher Schreiber, with Mr. Dodge serving as chairperson. All current and former audit committee members satisfy (or satisfied, in the case of former audit committee members) the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. In our current audit committee, both David Dodge and Christopher Schreiber are qualified as an “audit committee financial expert,” as such term is defined in the rules of the SEC. In our former audit committees, Sandra Vogt-Sasse and Robert A. Jeffe qualified as an “audit committee financial expert,” as such term is defined in the rules of the SEC for the audit committees on which they respectively served.

The audit committee is governed by a charter, which was amended on February 23, 2024 and is posted and accessible on our investor relations website. In February 2024, we amended our audit committee charter to permit the audit committee to be comprised of fewer than three members, to allow for different independence standards based on any listing of the Company’s shares and to allow one person to serve as both the chair of the supervisory board and the chair of the audit committee.

Compensation Committee

The compensation committee assists the supervisory board in determining compensation for our executive officers and our management board members and supervisory board members. Christopher Schreiber currently serves as chairperson of the compensation committee. Martin Sabbione served as chairperson of the compensation committee from September 11, 2023 to January 31, 2024. Sebastian Böttger served as chairperson of the committee until April 21, 2023. The composition of our compensation committee was consistent with the best practice provisions of the DCGC. Until April 21, 2023, the compensation committee consisted of Sebastian Böttger and Robert A. Jeffe. From September 22, 2023 to January 31, 2024, the compensation committee consisted of Martin Sabbione, Thomas Wiedermann and Johannes Trischler. The compensation committee currently consists of Christopher Schreiber and David Dodge.

The compensation committee is governed by a charter, which is posted and accessible on our investor relations website.

Nomination and Corporate Governance Committee

The nomination and corporate governance committee assists our supervisory board in identifying individuals qualified to become our management board members or supervisory board members consistent with criteria established by us, including in our code of business conduct and ethics. Christopher Schreiber currently serves as chairperson of the committee. Thomas Wiedermann served as chairperson of the committee from November 10, 2023 to January 31, 2024. Martin Sabbione served as chairperson of the committee from September 11, 2023 to November 10, 2023. Martina Buchhauser served as chairperson of the committee until April 21, 2023. Until April 21, 2023, the nomination and corporate governance committee consisted of Martina Buchhauser, Johannes Trischler and Arnd Schwierholz. From September 22, 2023 to November 10, 2023, the nomination and corporate governance committee consisted of Martin Sabbione and Johannes Trischler. From November 10, 2023 to January 31, 2024, the nomination and corporate governance committee consisted of Thomas Wiedermann and Johannes Trischler. The nomination and corporate governance committee currently consists of Christopher Schreiber and David Dodge.

The nomination and corporate governance committee is governed by a charter, which is posted and accessible on our investor relations website.

D.	Employees

As of December 31, 2023, 85 people were employed at the Subsidiary. All of the Subsidiary’s employees are located in Germany. The Company did not have any of its own employees as of December 31, 2023. All services for the Company were provided by employees of the Subsidiary.

In light of our decision to terminate the Sion program, in February 2023, as of the end of March 2023, we notified 254 employees about the termination of their employment with us. Thereafter, in connection with the corporate structure and future business model currently envisioned in the Yorkville Investment, including the streamlined initial business focus on the Solar Bus Kit, on September 29, 2023, we terminated the contracts of 40 employees, including the contracts of the four managing directors of the Subsidiary. The following table shows the number of employees, by category, as of December 31, 2020, 2021, 2022 and 2023.

	Department
Year	Departments Sion, Solar and Digital	Marketing & Sales	Finance	HR + Organization	Other	Total

December 31, 2020	52	21	9	5	20	107
December 31, 2021	157	23	12	9	30	231
December 31, 2022	310	25	17	15	42	409
December 31, 2023	47	4	9	8	17	85

E.	Share Ownership

For information regarding the share ownership of our current directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”. For information as to our equity incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Participation”.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of signing of this Annual Report, we have an issued and subscribed capital in the amount of €10,842,698.58, which consists of 105,711,643 ordinary shares, each with a nominal value of €0.06 and 3,000,000 high voting shares, each with a nominal value of €1.50. Our authorized share capital is €25,200,000, divided into 320,000,000 ordinary shares, each with a nominal value of €0.06, and 4,000,000 high voting shares, each with a nominal value of €1.50. Each holder of our ordinary shares is entitled to one vote per common share and each holder of our high voting shares is entitled to 25 votes per high voting share. The following table sets forth information, as of June 15, 2024, regarding the beneficial ownership of our ordinary shares and our high voting shares known to us:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares or high voting shares;

●	each management board member and supervisory board member; and

●	all management board members and supervisory board members as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of May 15, 2024, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Sono Group N.V., Waldmeisterstraße 93, 80935 Munich, Germany.

	Ordinary shares		High voting shares
Name of beneficial owner	Number	Percent	Number	Percent	Combined
5% Shareholders
SVSE LLC(1)	17,306,251	16.4%	3,000,000	100%	51.1%
Bambino 255. V V UG(2)	13,306,249	12.6%			7.4%

Members of the supervisory board
Martina Buchhauser(3)
Sebastian Böttger(3)
Robert A. Jeffe(3)
Martin Sabbione(4)	*	*			*
Arnd Schwierholz(3)
Johannes Trischler
Sandra Vogt-Sasse(4)
Thomas Wiedermann(4)
David Dodge
Christopher Schreiber

Members of the management board
Laurin Hahn(5)	3,500,000	3.2%			1.9%
Jona Christians(5)	3,500,000	3.2%			1.9%
Torsten Kiedel(6)
Thomas Hausch(7)
Markus Volmer(8)
George O’Leary(1)	17,306,251	16.4%	3,000,000	100%	51.1%

*Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)

George O’Leary was appointed Managing Director, CEO and CFO of Sono Group N.V. at the EGM held on January 31, 2024. He is the sole member of SVSE, which is the holder of record of the ordinary and high-voting shares presented. Laurin Hahn and Jona Christians transferred the ordinary and high voting shares presented pursuant to terms of their respective Sale and Transfer Agreements. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Remuneration and Other Benefits to Management Board Members for the Year Ended December 31, 2023—Compensation of Management Board Members”. Yorkville has been granted a security interest in all the ordinary shares and high voting shares of the Company that SVSE currently holds or at any time acquires. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationships with Other Related Parties”.

(2)

In connection with their respective Sale and Transfer Agreements, Laurin Hahn and Jona Christians cumulatively transferred 13,306,249 million ordinary shares of the Company to Bambino 255. V V UG, referred to herein as the Trustee, for the benefit of the Subsidiary’s creditors. The Trustee shall be entitled to sell such shares following expiration of a lock-up agreement and subject to certain volume restrictions agreed with Yorkville. The proceeds from such sales will be used to satisfy claims of the Subsidiary’s creditors. See “Item 4. Information on the Company—B. Business Overview—Overview—The Yorkville Investment”.

(3)

On April 21, 2023, Martina Buchhauser, Sebastian Böttger, Robert A. Jeffe and Arnd Schwierholz resigned from their roles as members of the Company’s supervisory board and as members of the supervisory board committees, as applicable, with immediate effect.

(4)

On September 11, 2023, Martin Sabbione, Sandra Vogt-Sasse, and Thomas Wiedermann were appointed as acting members of the Company’s supervisory board on a provisional basis and resigned from the supervisory board with effect as of January 31, 2024.

(5)	On January 30, 2024, as contemplated in the Yorkville Agreements, Laurin Hahn and Jona Christians both resigned from the Company’s management board with effect as of the end of January 31, 2024.
(6)

Torsten Kiedel joined Sono Motors on February 1, 2020 and became a member of our management board immediately prior to the pricing of the IPO. On January 30, 2024, as contemplated in the Yorkville Agreements, Torsten Kiedel resigned from the Company’s management board with effect as of January 31, 2024.

(7)	Thomas Hausch joined Sono Motors on June 13, 2018 and became a member of our management board immediately prior to the pricing of the IPO. In the context of the termination of the Sion passenger car program, he resigned as member of the management board on March 21, 2023, with immediate effect.
(8)	Markus Volmer joined Sono Motors on February 1, 2021 and became a member of our management board immediately prior to the pricing of the IPO on November 16, 2021. On January 30, 2024, as contemplated in the Yorkville Agreements, Markus Volmer resigned from the Company’s management board with effect as of the end of January 31, 2024.

B.	Related Party Transactions

The following is a description of related party transactions in excess of $120,000 we have entered into since January 1, 2020, with any members of our management or supervisory board, executive officers, nominees or holders of more than 5% of any class of our voting securities.

Relationships with Members of the Management Board and the Supervisory Board

Our former and current management board members entered into service agreements with us as discussed in more detail within the “Item 6. Directors, Senior Management and Employees—B. Compensation—Remuneration and Other Benefits to Management Board Members for the Year Ended December 31, 2022—Service Agreements” section above.

Relationships with Other Related Parties

Some of the key management personnel participate in the employee participation program. For details on this program, please refer to notes “4.11 Share-based payment” and “9.3 Remuneration based on shares (share-based payment)” to our consolidated financial statements included in this Annual Report.

In connection with the Yorkville Investment, the Companies entered into the Yorkville Agreements with Yorkville in mid-November 2023, and on April 30, 2024, the Company and Yorkville entered into an amendment to the Funding Commitment Letter in connection with the Second Commitment. Subject to the Companies’ continued compliance with the terms of the Yorkville Agreements, Yorkville will provide financing to the Company, which the Companies expect to position them to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit and similar retrofit solar products, through June 30, 2025. For more information, see “Item 4. Information on the Company—B. Business Overview—Overview—The Yorkville Investment”. Furthermore, in connection with the Yorkville Investment, the Subsidiary and SVSE entered into the Guaranty (as defined herein) for the benefit of Yorkville. For more information, see “Item 10. Additional Information—C. Material Contracts—The Yorkville Agreements and the New Convertible Debentures”.

In connection with the Funding Commitment Letter, SVSE and Yorkville entered into both a pledge agreement (the “Pledge Agreement”) and a security agreement (the “Security Agreement”), each dated February 5, 2024, pursuant to which SVSE agreed to pledge and grant to Yorkville, as a third-party pledge, a security interest in certain financial assets, including, among others, all of the ordinary shares and high voting shares of the Company that SVSE currently holds or at any time acquires (collectively, the “Pledged Ownership Interests”). The Pledged Ownership Interests serve as collateral for the repayment of the Company’s obligations to Yorkville. In the event that the Company is in default of its payment obligations to Yorkville, following notification thereof to SVSE, the voting rights and dividend rights in the Pledged Ownership Interests would accrue to Yorkville. In certain instances, Yorkville may also have the right to enforce its right of pledge and sell the Pledged Ownership Interests, thereby using the proceeds from the sale to repay the amounts owed by the Company to Yorkville.

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

On May 17 and May 19, 2023, respectively, the Court admitted the opening of the Preliminary Self-Administration Proceedings with respect to the Company and the Subsidiary. The Court also appointed preliminary custodians for each of the Company and the Subsidiary in their respective Preliminary Self-Administration Proceedings. On September 1, 2023, the Court opened the Subsidiary Self-Administration Proceedings. The Company retained SGP Schneider Geiwitz GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft and Schneider Geiwitz Management GmbH Wirtschaftsprüfungsgesellschaft to act as advisors in connection with its Preliminary Self-Administration Proceedings, and the Subsidiary retained Dentons GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft and Dentons Europe (Germany) GmbH & Co. KG to act as advisors during its Preliminary Self- Administration Proceedings and the Subsidiary Self-Administration Proceedings.

Yorkville, the Company’s main creditor in its Preliminary Self-Administration Proceedings apart from the Subsidiary, commenced negotiations regarding a new investment in the Company during the course of the Self-Administration Proceedings. As a result of those negotiations, the Company and Yorkville entered into the Yorkville Agreements, pursuant to which Yorkville has committed to provide financing to the Company subject to the Companies’ continued compliance with the terms of the Yorkville Agreements. The Yorkville Agreements provided for the restructuring of the Company and the Subsidiary, with the intention of enabling the Company to withdraw its application for its Preliminary Self-Administration Proceedings and enabling the Subsidiary to exit the Subsidiary Self-Administration Proceedings via the Plan. The Plan set out how the Subsidiary planned to restructure its debt and procure the inflow of new cash, including in connection with the First Commitment, and subsequently exit the Subsidiary Self-Administration Proceedings. The Plan was filed with the Court on December 7, 2023 for approval by the Subsidiary’s creditors and subsequent confirmation by the Court. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023, and the Court confirmed on January 26, 2024 that the Plan became legally binding. On January 31, 2024, the Company withdrew its application for its Preliminary Self-Administration Proceedings with the Court. The Subsidiary exited its Self-Administration Proceedings on February 29, 2024. On April 30, 2024, the Company and Yorkville entered into an amendment to the Funding Commitment Letter in connection with the Second Commitment.

The Companies expect the Yorkville Investment to position them to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit and similar retrofit solar products, through June 30, 2025. Under the terms of the Yorkville Agreements, the financing is provided by Yorkville by way of new interest-bearing convertible debenture(s) that will be convertible into ordinary shares of the Company. The new convertible debenture issued  to Yorkville on February 5, 2024 in connection with the funding of the First Tranche will mature on July 1, 2025, and each subsequent new convertible debenture will mature on the earlier of (i) July 1, 2025 or (ii) 12 months from the issuance date of such new debenture. The funding of the First Tranche occurred on February 6, 2024 in the amount of €4.0 million. Yorkville is the Company’s main creditor under the Existing Convertible Debentures, see “Item 10. Additional Information—C. Material Contracts—Existing Convertible Debentures”. For more information on the Transactions and the Yorkville Investment, see “Item 4. Information on the Company—B. Business Overview—Overview—The Yorkville Investment”.

Despite the Companies’ emergence from their respective Self-Administration Proceedings, the Yorkville Investment remains subject to a number of contingencies and risks, including, among others, (i) whether the Companies are able to successfully comply with the terms of the Yorkville Agreements so as to gain access to the unfunded portion of the Yorkville Investment, and (ii) the absence of any Termination Event or any event of default. For more information see “Item 3. Key Information—D. Risk Factors—Risks Related to the Yorkville Investment” and ”Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Self-Administration Proceedings”.

Other Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations.

In July 2023, we received a demand letter from Yorkville claiming that we and our directors and officers made various material misrepresentations and omissions to fraudulently induce Yorkville to enter into a securities purchase agreement and purchase convertible debentures in an aggregate principal amount of $31.1 million (the “Existing Convertible Debentures”). In the Restructuring Agreement, Yorkville agreed, subject to closing of the transactions envisaged in the Restructuring Agreement and certain other conditions, not to pursue claims against our directors and officers. We believe that the claims made in the demand letter are unjustified. We will defend ourselves against the claims made in the demand letter, should Yorkville decide to pursue these claims.

In light of our decision to terminate the Sion program in February 2023, as of the end of March 2023, the employment contracts of 254 of our employees had been terminated. Thereafter, in connection with the corporate structure and future business model envisioned in the Yorkville Investment, including the streamlined initial business focus on the Solar Bus Kit, in September 2023, we terminated the contracts of 40 employees. The statutory period for taking legal action against most of these terminations has now expired. As of March 31, 2024, 13 employees had initiated legal proceedings against us in connection with their termination due to our changes in business model, 11 of which had been resolved as of the date of this Annual Report.

In February 2022, a former employee filed a claim in court against us. The former employee asserts that the termination of his employment relationship by us was not justified and seeks re- employment. In May 2022, the former employee expanded the claims to recover certain benefits, which he claims to have a value of €14.2 million. In December 2022, the court decided that the termination was not justified and that we have to continue employing this person. The court rejected the claims to recover certain benefits. In February 2023, the employee filed an appeal against this part of the court’s decision. In August 2023, we settled the claim with the former employee for €70,000.

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

Our ordinary shares are currently quoted on the over-the-counter market, and we are currently applying to have our ordinary shares admitted to trading on OTCQB. From November 17, 2021 through February 25, 2024, our shares were listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “SEV.” On July 21, 2023, trading of our shares on Nasdaq was suspended. On December 11, 2023, we received a decision of the Panel advising us that the Panel had determined to delist the Company’s ordinary shares from Nasdaq. Nasdaq filed a Form 25 Notification of Delisting with the U.S. Securities and Exchange Commission (the “SEC”) on February 15, 2023 to complete the delisting. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares—Following the delisting of our ordinary shares from Nasdaq in February 2024, we may not be able to meet the initial listing requirements for admission of our shares to trading on a stock exchange in the future or to pay for the costs associated with such an initial listing, and therefore may not be able to have our shares admitted to trading on a stock exchange in the future”.

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

Existing Convertible Debentures

On December 7, 2022, we entered into a securities purchase agreement (the “Securities Purchase Agreement) with Yorkville, under which we agreed to sell and issue to Yorkville the Existing Convertible Debentures in an aggregate principal amount of up to $31.1 million, which are convertible into our ordinary shares, subject to certain conditions and limitations set forth in the Securities Purchase Agreement. A first convertible debenture in a principal amount of $11.1 million was issued on December 7, 2022 upon signing of the Securities Purchase Agreement, a second convertible debenture in a principal amount of $10.0 million was issued upon filing with the SEC of our registration statement on Form F-3 (the “Form F-3”) registering, among others, the resale of ordinary shares resulting from the conversion of the Existing Convertible Debentures, referred to as conversion shares, and a third convertible debenture in a principal amount of $10.0 million was issued to Yorkville on the effective date of the Form F-3. YA II PN, Ltd., a Cayman Islands exempt limited partnership, is a fund managed by Yorkville Advisors Global, LP, headquartered in Mountainside, New Jersey.

The Existing Convertible Debentures bear interest at an annual rate of 4.0%, payable at maturity, which will increase to an annual rate of 12.0% (i) for so long as the daily volume weighted average price of the ordinary shares is less than $0.15 for five trading days during a period of seven consecutive trading days (a “Triggering Event”) or (ii) upon the occurrence and during the continuance of an event of default. In connection with the Yorkville Investment, the Company and Yorkville entered into the Prolongation Agreement to postpone the repayment date of the Existing Convertible Debentures from December 7, 2023 to July 1, 2025, with the possibility of further extensions at Yorkville’s discretion.

The Existing Convertible Debentures provide a conversion right, according to which Yorkville may, at any time after the issuance date, subject to certain limitations, convert any portion of the outstanding and unpaid principal amount of the convertible debenture, together with any accrued but unpaid interest, into our ordinary shares at the lower of (i) $1.75 per ordinary share (the “Fixed Conversion Price”) or (ii) 96.5% of the lowest daily volume weighted average price of the ordinary shares during the seven consecutive trading days immediately preceding the date of conversion (the “Variable Conversion Price”), but not lower than a floor price of $0.15 per ordinary share, subject to adjustment in accordance with the terms of the Existing Convertible Debentures, provided that, under no circumstances, the conversion price per ordinary share shall be less than the nominal value of one ordinary share (translated into United States Dollars) on the applicable share delivery date.

Yorkville has agreed that (i) it will use commercially reasonable efforts to convert at least $2.5 million of principal amount of Existing Convertible Debentures per calendar month, subject to certain exceptions set forth in the convertible debentures, and (ii) it will not convert more than an aggregate of the greater of (y) 20% of monthly dollar trading value of the ordinary shares as reported on Bloomberg during regular trading hours during the applicable calendar month or (z) $5.0 million of principal amount of the Existing Convertible Debentures per calendar month utilizing the Variable Conversion Price, subject to certain exceptions set forth in the Securities Purchase Agreement. The Existing Convertible Debentures may not be converted into ordinary shares to the extent such conversion would result in Yorkville and its affiliates having beneficial ownership of more than 4.99% of our then outstanding ordinary shares; provided that this limitation may be waived by Yorkville upon not less than 65 days’ prior notice to us.

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

The Existing Convertible Debentures provide us, subject to certain conditions, the right, at our option, to redeem early a portion or all amounts outstanding under the Existing Convertible Debentures; provided that (i) the trading price of the ordinary shares is less than the Fixed Conversion Price and (ii) we provide the holder of the Existing Convertible Debentures with at least three (3) business days’ prior written notice. Each redemption payment will be the principal amount of the Existing Convertible Debentures to be redeemed, plus a redemption premium equal to 4.0% of the principal amount being redeemed, plus accrued and unpaid interest on the outstanding Existing Convertible Debentures. Yorkville shall have five (5) business days after receipt of a redemption notice to elect to convert all or any portion of the Existing Convertible Debentures.

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

The Yorkville Agreements and the New Convertible Debentures

In mid-November 2023, in connection with the Yorkville Investment, the Companies entered into the Yorkville Agreements with Yorkville. In addition, the Company and Yorkville entered into an amendment to the Funding Commitment Letter on April 30, 2024 in connection with the Second Commitment. Subject to the Companies’ continued compliance with the terms of the Yorkville Agreements, Yorkville will provide financing to the Company, which the Companies expect to position them to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit and similar retrofit solar products, through June 30, 2025. For more information, see “Item 4. Information on the Company—B. Business Overview—Overview—The Yorkville Investment”.

Under the terms of the Funding Commitment Letter, funding from Yorkville in connection with the Yorkville Investment is to be provided by way of new interest-bearing convertible debenture(s). The convertible debenture in a principal amount of $4,317,600 was issued on February 5, 2024 in connection with the funding of the First Tranche.

The new convertible debenture(s) bear interest at an annual rate of 12.0%, payable at maturity, which will increase to an annual rate of 18.0% upon the occurrence and during the continuance of an event of default. The convertible debenture issued in connection with the First Tranche will mature on July 1, 2025. Each subsequent convertible debenture(s) issued in connection with the Yorkville Investment will mature on the earlier of (i) July 1, 2025 or (ii) 12 months from the issuance date of such new debenture.

The new convertible debenture(s) provide a conversion right, according to which Yorkville may, at any time after the issuance date, subject to certain limitations, convert any portion of the outstanding and unpaid principal amount of the convertible debenture, together with any accrued but unpaid interest, into our ordinary shares at the lower of (i) a price per ordinary share equal to $0.25 (the “Fixed Conversion Price”), or (ii) 85% of the lowest daily volume weighted average price of the ordinary shares during the seven consecutive trading days immediately preceding the date of conversion or other date of determination (the “Variable Conversion Price”), but not lower than a floor price per share equal to 20% of the closing price on the trading day immediately prior to the issuance date of the relevant debenture, subject to adjustment in accordance with the terms of the new convertible debenture(s). The new convertible debenture(s) may not be converted into ordinary shares to the extent such conversion would result in Yorkville and its affiliates having beneficial ownership of more than 4.99% of our then outstanding ordinary shares; provided that this limitation may be waived by Yorkville upon not less than 65 days’ prior notice to us.

The new convertible debenture(s) provide us, subject to certain conditions, the right, at our option, to redeem early a portion or all amounts outstanding under a new convertible debenture; provided that (i) the trading price of the ordinary shares is less than the Fixed Conversion Price and (ii) we provide Yorkville with at least five (5) business days’ prior written notice. Each redemption payment will be the principal amount of the new convertible debenture to be redeemed, plus a redemption premium equal to 4.0% of the principal amount being redeemed, plus accrued and unpaid interest on the outstanding new convertible debenture. Yorkville shall have five (5) business days after receipt of a redemption notice to elect to convert all or any portion of the new convertible debenture.

The new convertible debenture(s) include customary covenants and set forth certain events of default after which the new convertible debenture(s) may be declared immediately due and payable and set forth certain types of bankruptcy or insolvency events of default involving us after which the new convertible debenture(s) become automatically due and payable.

On June 20, 2024, in connection with the Yorkville Investment, the Subsidiary and SVSE entered into a guaranty agreement (the “Guaranty”) for the benefit of Yorkville. Under the terms of the Guaranty, each of the Subsidiary and SVSE have agreed, among other things (i) to jointly and severally guarantee the payment of obligations owed by the Company to Yorkville in full when due and (ii) to guarantee the performance of all of the terms, covenants and conditions required to be kept, observed or performed by the Company in the Guaranty, the Funding Commitment Letter, the new convertible debentures, the Security Agreement and the Pledge Agreement. The Guaranty is irrevocable, absolute and unconditional and applies to all obligations owed by the Company to Yorkville whenever arising. Under the terms of the Guaranty, certain events of default would enable Yorkville, at its option and in its discretion, to accelerate some or all of the obligations so that they become immediately due and payable.

At Market Issuance Sales Agreement

On December 7, 2022, we entered into an at market issuance sales agreement, (the “ATM Sales Agreement”) with B. Riley Securities, Inc., Berenberg Capital Markets LLC and Cantor Fitzgerald & Co. (collectively, the “Agents”). In accordance with the terms of the ATM Sales Agreement, under the Form F-3 we may offer and sell, from time to time, ordinary shares, through or to the agents, acting as agent or principal having an aggregate offering price of up to $135,000,000. Sales of ordinary shares, if any, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act.

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

Please note that this section does not set forth the tax considerations for:

●

holders of ordinary shares if such holders have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with such holder’s partner for Dutch income tax purposes, or any relative by blood or marriage in the direct line (including foster children) , directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

●

holder of ordinary shares which is or who is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the ordinary shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting). Generally, a holder of ordinary shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in our nominal paid-up share capital;

●

holders of ordinary shares if the ordinary shares held by such holders qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of 5% or more in our nominal paid-in share capital qualifies as a participation. A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) the company in which the shares are held is a related entity (statutorily defined term);

●

pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) (as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the EU, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards; and

●

holders of ordinary shares who are individuals and for whom the ordinary shares or any benefit derived from the ordinary shares are a remuneration or deemed to be a remuneration for (employment) activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001).

Dividend Withholding Tax

Dividends distributed by us generally are subject to Dutch dividend withholding tax at a rate of 15%. Generally, we are responsible for the withholding of such dividend withholding tax at source; the Dutch dividend withholding tax is for the account of the holder of our ordinary shares.

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

The expression “dividends distributed” includes, among other things:

●	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

●

liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities, in each case to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for purposes of Dutch dividend withholding tax;

●

an amount equal to the par value of ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a related contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and

●

partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless (i) the general meeting has resolved in advance to make such repayment and (ii) the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association. The term "net profits" includes anticipated profits that have yet to be realized.

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

Conditional withholding tax on dividends (as of January 1, 2024)

As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to entities related (gelieerd) to the Company (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:

●

is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a "Listed Jurisdiction"); or

●	has a permanent establishment located in a Listed Jurisdiction to which the ordinary shares are attributable; or

●

holds the ordinary shares for the main purpose or one of the main purposes to avoid taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or

●

is not considered to be the beneficial owner of the ordinary shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the ordinary shares (a hybrid mismatch); or

●	is not resident in any jurisdiction (also a hybrid mismatch); or

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

Dutch Resident Individuals

If the holder of ordinary shares is a Dutch Resident Individual, any income derived or deemed to be derived from the ordinary shares or any capital gains realized on the disposal or deemed disposal of the ordinary shares is subject to Dutch income tax at the progressive rates (with a maximum of 49.50% in 2024), if:

●

the ordinary shares are attributable to an enterprise from which the holder of ordinary shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or

●

the holder of ordinary shares is considered to perform activities with respect to the ordinary shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or otherwise derives benefits from the ordinary shares that are taxable as benefits from miscellaneous activities (resultaat uit overige werkzaamheden).

Taxation of savings and investments

If the above-mentioned conditions (1) and (2) do not apply to the Dutch Resident Individual, the ordinary shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the ordinary shares are as such not subject to Dutch income tax.

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

Non-residents of The Netherlands

A holder of ordinary shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch (corporate) income tax in respect of income derived or deemed to be derived from the ordinary shares or in respect of any capital gains realized on the disposal or deemed disposal of the ordinary shares, provided that:

●

such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

●

in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares that go beyond ordinary asset management and does not otherwise derive benefits from the ordinary shares that are taxable as benefits from miscellaneous activities in the Netherlands.

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

Non-residents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands with respect to a transfer of ordinary shares by way of gift by, or on the death of, a holder of ordinary shares who is neither resident nor deemed to be resident of the Netherlands, unless:

●

in the case of a gift of ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of the Netherlands; or

●

in the case of a gift of ordinary shares is made under a condition precedent, the holder of the ordinary shares is resident or is deemed to be resident of the Netherlands at the time the condition is fulfilled; or

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

Material German Tax Considerations

The following section is a summary of the material German tax considerations that become relevant when purchasing, holding or transferring the Company’s shares. The Company expects and intends to have its sole place of management in Germany and, therefore, qualifies as a corporation subject to German unlimited corporate income taxation; however, because a company’s tax residency depends on future facts regarding the location in which the Company is managed and controlled, there is no guarantee as to whether the Company will actually qualify as a corporation subject to German unlimited corporate income taxation and such a scenario in which the company does not qualify as a corporation subject to German unlimited income taxation is not discussed herein. This section does not set forth all German tax aspects that may be relevant for shareholders. The section is based on the German tax law applicable as of the date of this Annual Report. It should be noted that the law may change following the issuance of this Annual Report and that such changes may have retroactive effect.

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

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s Shares as Private Assets

For individual shareholders (individuals) resident in Germany holding the Company’s shares as private assets, dividends are subject to a flat tax rate which is satisfied by the withholding tax actually withheld (Abgeltungsteuer). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon (in total 26.375%) and church tax (Kirchensteuer) in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). Except for an annual lump sum savings allowance (Sparer- Pauschbetrag) of up to €1,000 (for individual filers) or up to €2,000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.

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

Inheritance and Gift Tax

The transfer of the shares in the Company to another person by way of succession or donation is subject to German inheritance and gift tax (Erbschaft- und Schenkungsteuer) if:

(i)

the decedent, the donor, the heir, the donee or any other beneficiary has his/her/its residence, domicile, registered office or place of management in Germany at the time of the transfer, or is a German citizen who has not stayed abroad for more than five consecutive years without having a residence in Germany, or is a non-resident German citizen employed by a legal entity organized under German public law or is a dependent having German citizenship and living in the household of such citizen, if further prerequisites are satisfied; or

(ii)

irrespective of the personal circumstances the shares are held by the decedent or donor as business assets for which a permanent establishment in Germany is maintained or a permanent representative is appointed in Germany; or

(iii)

irrespective of the personal circumstances at least 10% of the shares are held, directly or indirectly by the decedent or donor, himself or together with a related party in terms of Section 1 para. 2 Foreign Tax Act (Außensteuergesetz).

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

U.S. Federal Income Tax Considerations

This section describes United States federal income tax considerations generally applicable to owning ordinary shares. It applies to you only if you are a U.S. holder, as defined below, and you hold your ordinary shares as capital assets for tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

●	a broker or dealer in securities,

●	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

●	a tax-exempt organization or governmental organization,

●	a tax-qualified retirement plan,

●	a bank, insurance company or other financial institution,

●	a real estate investment trust or regulated investment company,

●	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

●	a person that holds ordinary shares as part of a straddle or a hedging or conversion transaction,

●	a person that purchases or sells ordinary shares as part of a wash sale for tax purposes,

●	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar,

●	a U.S. expatriate or former citizen or long-term resident of the United States,

●	a corporation that accumulates earnings to avoid U.S. federal income tax,

●	an S corporation, partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes (and investors therein), or

●	a U.S. holder that has a permanent establishment in a jurisdiction outside of the U.S., or

●	a person deemed to sell ordinary shares under the constructive sale provisions of the Internal Revenue Code of 1986.

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

Dividends

The gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro- rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and other requirements are met. Dividends we pay with respect to the ordinary shares generally will be qualified dividend income provided that, in the year that you receive the dividend, either we are eligible for the benefits of the Treaty or the ordinary shares are readily tradable on an established securities market in the United States. Our ordinary shares are not currently readily tradable on an established securities market in the United States and we cannot predict whether we will qualify for the benefits of the Treaty in any taxable year in which we distribute a dividend. It is therefore possible that any dividends that we may distribute in the future on the ordinary shares will not be treated as qualified dividend income that is subject to tax at preferential tax rates.

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

PFIC Rules

Based on the composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC in our taxable year ended December 31, 2023. However, this conclusion is a factual determination that is made annually and thus may be subject to change. Our position that we were not a PFIC in the 2023 taxable year was in part based on the market value of our goodwill. If the value of our ordinary shares, and thus the market value of our goodwill, has declined or declines in 2024, it is possible that we could be a PFIC in our 2024 taxable year or in a future taxable year.

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

As a foreign private issuer, we are subject to the informational requirements of the Exchange Act as applicable. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, and are not required to disclose certain detailed information regarding executive compensation that is required from United States domestic issuers. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently as companies that are not foreign private issuers whose securities are registered under the Exchange Act. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act that require the furnishing of proxy statements to shareholders, and our senior management, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see “Note 8.1 Type and management of financial risks” to the consolidated financial statements included in this Annual Report. For a discussion of the risks associated with our difficult liquidity situation due to need for substantial external financing, including the material risk that we may be unable to continue as a going concern and prevent insolvency, see “Note 8.1.3 Liquidity risk” and “Note 4.12.1 Going concern” to the consolidated financial statements included in this Annual Report and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We are an early-stage company with a history of significant losses that recently adapted its business model and expects continuing losses for the foreseeable future, which means that our ability to prevent insolvency and continue as a going concern and, if we are successful in doing so, to accomplish any of our business plans depends on our ability to imminently raise significant external financing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—There is substantial doubt about our ability to continue as a going concern, and there is a material risk that we may be liquidated”.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Not applicable.

Part II.

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On May 15, 2023, with the filing of the preliminary insolvency, we defaulted under the Existing Convertible Debentures. This default was triggered by the Companies’ applications for the Self-Administration Proceedings under the terms of the Existing Convertible Debentures, specifically as an event of default due to the initiation of insolvency or similar proceedings by or against the Company or any of its subsidiaries. The Existing Convertible Debentures are governed by conditions that stipulate increased interest rates and potential acceleration of debt repayment following an event of default. Specifically, interest rates on the outstanding principal balance, which on the date of the filing of the preliminary insolvency was $20.0 million, increase to an annual rate of 12.0% upon the occurrence and during the continuance of any event of default. In connection with the Yorkville Investment, the Company and Yorkville entered into the Prolongation Agreement, which amended the terms of the Existing Convertible Debentures to, among other things, extend the maturity date of the Existing Convertible Debentures to July 1, 2025.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.         CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures Evaluation of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer/Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Based on that evaluation, our Chief Executive Officer/Chief Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting as described below, as of December 31, 2023, our disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was being recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information was being communicated to our management, including our Chief Executive Officer/Chief Financial Officer, as appropriate, to allow for timely decisions regarding the required disclosures under the Exchange Act. Notwithstanding the identified material weaknesses, our Chief Executive Officer/Chief Financial Officer has concluded that the consolidated financial statements in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

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

As disclosed in our annual report on Form 20-F for the year ended December 31, 2022, in connection with the audits of our consolidated financial statements for the years ended December 31, 2020, 2021 and 2022, we identified multiple material weaknesses in our internal control over financial reporting, which were, with respect to the material weaknesses identified in connection with the audits of our consolidated financial statements for the years ended December 31, 2019, 2020 and 2021, previously reported in our annual report on Form 20-F for the year ended December 31, 2022. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that were identified relate to (i) a lack of consistent and proper application of processes and procedures; (ii) the design and operating effectiveness of information technology general controls for information systems that are significant to the preparation of our consolidated financial statements; (iii) a lack of review and supervision; (iv) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience; and (v) clearly defined control processes, roles and segregation of duties within our finance and accounting functions.

In light of the Companies’ successful emergence from their respective Self-Administration Proceedings and the restructuring of our businesses, we are currently planning measures to remedy such material weaknesses. In 2023, certain measures that were planned in order to remedy such material weaknesses could not be implemented as planned as a result of the Self-Administration Proceedings and the corporate measures implemented in connection with the change in our business model and the Yorkville Investment. These planned remedial measures include centralizing and increasing controls around access control, hiring additional employees with experience in public company accounting, taking steps to improve our controls and procedures including incorporating automated and software- based accounting tools, engaging third parties to support our internal resources related to accounting and internal controls, implementing additional internal training for our accounting and finance teams and investing in our finance IT systems. However, as of December 31, 2023, we are still in the process of remediating the previously identified material weaknesses. Recent changes to our business model, such as discontinuation of the Sion passenger car program, will necessitate a further review of the applicability of current processes and associated risks and controls.

Based upon the above evaluation, management, including our Chief Executive Officer/Chief Financial Officer, concluded that our internal control over financial reporting was not effective as of December 31, 2023, due to the presence of multiple material weaknesses as described above. Notwithstanding these material weaknesses, our management, based on the substantial work performed, concluded that our consolidated financial statements for the periods covered by and included in this Annual Report are fairly stated in all material respects in accordance with IFRS.

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

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees—Audit Committee.”

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

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements for the year ended December 31, 2023 are audited by Grassi & Co., CPAs, P.C. (“Grassi”), acting as our independent registered public accounting firm registered with the Public Company Accounting Oversight Board in the United States.

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (“PwC”) served as our independent registered public accounting firm for each of the two years ended December 31, 2021 and 2022, for which audited financial statements appear in this Annual Report.

The following table provides information on the aggregate fees billed by our current auditor, Grassi, and former auditor, PwC, for the years ended December 31, 2023 and 2022:

	2023	2022

	(€ in millions)
Audit Fees(1)	€0.7	€4.0
Audit Related Fees(2)	-	-
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	0.7	4.0

(1)	“Audit Fees” includes fees associated with the annual audit, consultations on various accounting issues, performance of local statutory audits and comfort letters and review of offering documents filed with the SEC.
(2)

“Audit Related Fees” includes fees for professional services rendered by the principal accountant and not included under the prior category. These services include, among others, fees relating to the issuance of limited assurance and other review reports in connection with our offering of securities.

(3)	“Tax Fees” includes fees for professional services rendered by the principal accountant for tax compliance, advice and planning.
(4)	“All Other Fees” includes fees for products and services provided by the principal accountant, other than Audit Fees and Audit-Related Fees.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. The Audit Committee approved all of the services described above and determined that the provision of such services is compatible with maintaining the independence of Grassi and PwC.

ITEM 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Not applicable.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 31, 2024, PwC declined to stand for re-appointment to serve as the independent registered public accounting firm for the audits of the Company’s financial statements for the financial year ending December 31, 2023. In accordance with the Dutch civil code, on February 26, 2024, the Company engaged Grassi as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ending December 31, 2023, and intend to appoint a new firm as the Dutch independent accounting firm to audit our Dutch statutory accounts, all to be confirmed at the next annual general meeting of shareholders of the Company. The appointment and engagement was approved by the audit committee of the Company’s supervisory board.

The audit report of PwC on the Company’s financial statements as of and for the fiscal years ended December 31, 2022 and 2021 filed with the SEC did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that PwC’s audit report on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2022 and December 31, 2021 included an explanatory paragraph indicating that there was substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2022 and 2021, and in the subsequent interim period through January 31, 2024, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement(s) in its reports on the consolidated financial statements for such years, and (ii) there were no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F) except for the material weaknesses in the Company’s internal controls over financial reporting disclosed in Part II, Item 15 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on December 22, 2023.

In accordance with Item 16F(a)(3) of Form 20-F, the Company provided PwC with a copy of the above disclosure and requested that PwC furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of PwC’s letter, dated March 1, 2024, was filed as Exhibit 16.1 to the Company’s Form 6-K/A, filed with the SEC on March 1, 2024.

During each of the fiscal years ended December 31, 2021 and 2022 and in the subsequent interim period through February 26, 2024, neither the Company nor anyone on behalf of the Company consulted with Grassi regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Grassi concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) or (iii) a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

ITEM 16G.         CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.         MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.         DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.         INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.         CYBERSECURITY

Risk Management and Strategy

We recognize the importance of assessing, identifying and managing material risks associated with cybersecurity threats, as such term is defined in Item 16K of Form 20-F. Since our emergence from the Self-Administration Proceedings, we intend to take appropriate and reasonable steps to implement cybersecurity risk management processes, and integrate such processes into our overall business.

In response to the evolving cyber threat landscape, we have developed a cybersecurity risk management initiative. This program aims to protect our critical systems and sensitive information and is designed to maintain the confidentiality, integrity and accessibility of our systems and data. As part of our cybersecurity risk management initiative, we employ security tools and methods to proactively identify cybersecurity threats and to prevent, detect, investigate, contain, escalate and remediate risks, identified vulnerabilities and security breaches. By utilizing shared methodologies and reporting channels, we promote consistency and alignment across different risk areas.

Key components of our cybersecurity risk management program include:

●	An IT Policy that outlines our IT security practices and procedures, which focus on information security, access to data, breach of policy and bolstering the security of our data assets.

●	A designated responsibility for executing internal and external mandates and implementing relevant technical and organizational measures to uphold information security standards and compliance.

Additionally on the product and vehicle level, we constantly evaluate during the development process if our products and the integration of our products on to customers’ vehicles are relevant to cyber security threats, standards and/or regulations (e.g. automotive standards/regulations ISO/SAE 21434 and UNECE R 155).

Governance

The audit committee of our supervisory board is charged with monitoring the Companies’ application of information and communication technology, including risks relating to cybersecurity. The audit committee receives updates from management on our cybersecurity and data protection programs, including an annual update consisting of potential risks and an overview of the administration and control system of the Companies, including the state of the Companies’ cybersecurity and data protection programs, key issues, priorities and challenges.

In addition to any reports from the audit committee to the full supervisory board regarding cybersecurity, management informs and updates the full supervisory board about any significant cybersecurity incidents and any pressing risk or compliance matters.

Our management team is responsible for assessing and managing material risks from cybersecurity threats and has the primary responsibility for our overall cybersecurity risk management program. Our management team supervises efforts to prevent, detect, mitigate and remediate cybersecurity threats and incidents through various means, which may include briefings from relevant employees, threat intelligence and other information obtained from governmental, public, or private sources; and alerts and reports produced by security tools deployed in the IT environment.

As of the date of this Annual Report, the Company is not aware of any active cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. For additional information concerning risks related to cybersecurity, see “Item 3. Key Information—D. Risk Factors—Interruption or failure of information technology and communications systems could disrupt our business and affect our ability to effectively provide our services”.

Part III.

ITEM 17.         FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18. Financial Statements.

ITEM 18.         FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.

ITEM 19.         EXHIBITS.

Exhibits	Description
1.1*	Articles of Association of Sono Group N.V. (translated into English) (incorporated herein by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022)
1.2

Proposed amendment of the Company’s articles of association (reverse share split and capital reduction) (English translation) (incorporated herein by reference to Exhibit 99.3 of the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 16, 2024)

1.3

Wording of each proposed amendment of the Company’s articles of association (authorized capital) (English translation) (incorporated herein by reference to Exhibit 99.4 of the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 16, 2024)

1.4	Form of internal rules of the Management Board of Sono Group N.V. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed with the SEC on November 8, 2021)
1.5	Form of internal rules of the Supervisory Board of Sono Group N.V. (incorporated by reference to Exhibit 3.3 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed with the SEC on November 8, 2021)
2.1	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed with the SEC on November 8, 2021)
2.2*	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
4.1

Form of Long-Term Incentive Plan of Sono Group N.V. (incorporated herein by reference to Exhibit 10.1 of the Company's Registration Statement on Form F-1 (File No. 333-260432) filed with the SEC October 22, 2021)

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

4.6	Securities Purchase Agreement by and between Sono Group N.V. and YA II PN, Ltd., dated December 7, 2022 (incorporated herein by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-3 (File No. 333-268709) filed with the SEC on December 8,2022)
4.7	Form of Convertible Debenture issued to YA II PN, Ltd. (incorporated herein by reference to Exhibit 10.2 of the Company’s Registration Statement on Form F-3 (File No. 333-268709) filed with the SEC on December 8, 2022)
4.8†

Restructuring Agreement between Sono Group N.V. and YA II PN, Ltd, dated 17 November 2023 and effective as of 20 November 2023 (incorporated herein by reference to Exhibit 4.8 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022)

4.9*	Amendment No. 1, dated February 2, 2024, to the Restructuring Agreement by and between Sono Group N.V. and YA II PN, Ltd.
4.10*	Amendment No. 2, dated February 5, 2024, to the Restructuring Agreement by and between Sono Group N.V. and YA II PN, Ltd.

4.11†

Continuation Agreement between Sono Group N.V. and Sono Motors GmbH, dated November 20, 2023 (incorporated herein by reference to Exhibit 4.9 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022)

4.12†

Funding Commitment Letter issued by YA II PN, Ltd. and agreed to and acknowledged by Sono Group N.V., dated November 17, 2023 and effective as of November 20, 2023 (incorporated herein by reference to Exhibit 4.10 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022)

4.13*	Amendment No. 1, dated February 2, 2024, to the Funding Commitment Letter dated November 17, 2023 issued by YA II PN, Ltd. to Sono Group N.V.
4.14*†	Amendment No. 2, dated April 26, 2024, to the Funding Commitment Letter dated November 17, 2023 issued by YA II PN, Ltd. to Sono Group N.V.
4.15

Shareholders Commitment Letter issued by Laurin Hahn and Jona Christians and agreed to and acknowledged by Sono Group N.V. and Sono Motors GmbH, dated November 17, 2023 and effective as of November 20, 2023 (incorporated herein by reference to Exhibit 4.11 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022)

4.16	Settlement Agreement between Sono Group N.V. and Sono Motors GmbH (incorporated herein by reference to Exhibit 4.12 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022)
4.17

Back-to-Back Letter of Comfort between Sono Group N.V. and Sono Motors GmbH (incorporated herein by reference to Exhibit 4.13 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022)

4.18*†	Amendment No. 1, dated May 8, 2024, to the Back-to-Back Letter of Comfort between Sono Group N.V. and Sono Motors GmbH
4.19

Prolongation Agreement between YA II PN, Ltd. and Sono Group N.V. , dated November 17, 2023 and effective as of November 20, 2023 (incorporated herein by reference to Exhibit 4.14 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022)

4.20	Form of Convertible Debenture issued to YA II PN, Ltd.(incorporated herein by reference to Schedule 3 to Exhibit 4.10 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022)
4.21	Sale and Transfer Agreement, dated February 1, 2024, by and among Laurin Hahn, Bambino 255. V V UG, SVSE LLC and Sono Group N.V.(1)(incorporated herein by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D filed by Laurin Hahn with the SEC on March 25, 2024)
4.22	Sale and Transfer Agreement, dated February 1, 2024, by and among Jona Christians, Bambino 255. V V UG, SVSE LLC and Sono Group N.V.(1) (incorporated herein by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D filed by Jona Christians with the SEC on March 25, 2024)
4.23*	Guaranty Agreement, dated June 20, 2024, between SVSE LLC and Sono Motors GmbH, with and for the benefit of YA II PN, Ltd.
8.1	List of Significant Subsidiaries (incorporated herein by reference to Exhibit 21.1 of the Company’s Registration Statement on Form F-1 (File No. 333-260432) filed on October 22, 2021)

12.1*	CEO/CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Grassi & Co., CPAs, P.C.
15.2*	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft
97	Clawback Policy (incorporated herein by reference to Exhibit 97 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Schema Documents
101.CAL	Inline XBRL Calculation Linkbase Document
101.LAB	Inline XBRL Label Linkbase Document
101.PRE	Inline XBRL Presentation Linkbase Document
101.DEF	Inline XBRL Definition Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

*    Filed herewith.

**  Furnished herewith

†   Certain information has been omitted in accordance with Instruction 4 to Item 19 of Form 20-F.

(1)  This exhibit contains a typographical error with respect to “Bambino 225. V V UG”. The correct legal name is “Bambino 255. V V UG”.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONO GROUP N.V.

	By:	/s/ George O’Leary
Name: George O’Leary
Title: Chief Executive Officer, Chief Financial Officer and Member of the Management Board

Date: June 21, 2024

SONO GROUP N.V.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2022 AND FOR EACH OF THE

THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and

Shareholders of Sono Group N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Sono Group N.V. (the “Company”) as of December 31, 2023, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4.12.1 to the financial statements, the Company (i) has incurred losses and negative cash flows from operations since inception, (ii) has an accumulated deficit and negative equity, (iii) is dependent on its ability to comply with the terms of certain investment related agreements to access the unfunded amounts provided for therein or obtain alternative financing, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4.12.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRASSI & CO., CPAs, P.C.

We have served as the Company’s auditor since 2024.

Jericho, New York

June 21, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of Sono Group N.V.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Sono Group N.V. and its subsidiary (the “Company”) as of December 31, 2022, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Alexander Fiedler                                          /s/ ppa. Sylvia Eichler

Wirtschaftsprüfer                                               Wirtschaftsprüferin

(German Public Auditor)                                   (German Public Auditor)

We have served as the Company's auditor from 2020 to 2023.

Consolidated Statements of Income (loss) and
Statements of Comprehensive Income (loss)

	Note	2023	2022	2021
		kEUR	kEUR	kEUR

Revenue	6.1	42	229	16
Cost of goods sold	6.1	(70)	(392)	(58)
Gross loss		(28)	(163)	(42)
Cost of development expenses	6.2	(15,784)	(158,479)	(40,609)
Selling and distribution expenses	6.3	(1,110)	(3,558)	(3,220)
General and administrative expenses	6.4	(13,204)	(20,023)	(15,094)
Other operating (expenses)/income	6.6	(61,835)	842	(183)
Deconsolidation gain	6.7	40,122	-	-

Impairment reversals/(losses) on financial assets		1	5	(6)
Operating loss		(51,838)	(181,376)	(59,154)
Interest and similar income	6.8	8,427	999	-
Interest and similar expense	6.9	(10,149)	(3,321)	(4,781)
Loss before tax		(53,560)	(183,698)	(63,935)
Taxes on income	6.10	-	-	-
Deferred taxes expense	6.10	-	-	(18)
Loss for the period		(53,560)	(183,698)	(63,953)

Other comprehensive income that will not be reclassified to profit or loss		-	-	16

Total comprehensive loss for the period		(53,560)	(183,698)	(63,937)

Loss per share in EUR	9.4
Basic/diluted		(0.50)/(0.50)	(2.21)/(2.21)	(1.07)/(1.07)
Weighted average number of shares for calculation of earnings per share
Basic/diluted		107,164,315	83,055,318	59,836,824

Consolidated Balance Sheets

	Note	Dec. 31, 2023	Dec. 31, 2022
		kEUR	kEUR

ASSETS
Noncurrent assets
Intangible assets	7.1	-	3
Property, plant and equipment	7.2	-	667
Right-of-use assets	7.3	-	790
Other financial assets	7.4	1,037	158
Other non-financial assets		-	73
		1,037	1,691
Current assets
Work in progress		-	73
Other financial assets	7.5	156	1,134
Other non-financial assets	7.6	266	24,215
Cash and cash equivalents	7.7	7,412	30,357
		7,834	55,779
Total assets		8,871	57,470

EQUITY AND LIABILITIES
Equity	7.8
Subscribed capital		10,840	9,957
Capital and other reserves		287,926	277,308
Accumulated deficit		(384,338)	(330,778)
		(85,572)	(43,513)
Noncurrent liabilities
Advance payments received from customers	7.9	-	49,288
Financial liabilities	7.10	987	4,649
Other non-financial liabilities	7.11	-	469
		987	54,406
Current liabilities
Advance payments received from customers	7.9	-	354
Financial liabilities	7.10	38,102	30,225
Trade and other payables	7.12	1,491	11,699
Other liabilities	7.13	3	1,823
Provisions	7.14	53,860	2,476
		93,456	46,577
Total equity and liabilities		8,871	57,470

Consolidated Statements of Changes in Equity

	Note	Subscribed capital	Capital reserve	Other reserves	Accumulated deficit	Total equity
		kEUR	kEUR	kEUR	kEUR	kEUR

Equity on January 1, 2021		6,468	39,490	32,139	(83,123)	(5,026)
Capital increase
Institutional investors*	7.8	4	1,479	-	-	1,483
Issue of bonus shares	7.8	1,529	(1,529)	-	-	-
IPO**	7.8	690	138,837	-	-	139,527
Fair Value Measurement Convertible Bond	7.10.1	-	-	16	-	16
Conversion of Convertible Bond	7.10.1	44	9,617	5	(5)	9,661
Share-based compensation	9.3	-	-	1,981	-	1,981
Settlement payment to owner	7.10.1	-	-	(250)	-	(250)
Loss for the period		-	-	-	(63,953)	(63,953)
Equity on December 31, 2021		8,735	187,894	33,891	(147,080)	83,439

	Note	Subscribed capital	Capital reserve	Other reserves	Accumulated deficit	Total equity
		kEUR	kEUR	kEUR	kEUR	kEUR

Equity on January 1, 2022		8,735	187,894	33,891	(147,080)	83,439
Capital increase
Public offering***	7.8	655	37,849	-	-	38,504
Committed equity facility****	7.8	525	15,958	-	-	16,483
Convertible debentures conversion	7.8	17	269	-	-	286
Exercise of share options	9.3	25	4,549	(4,549)	-	25
Share-based compensation	9.3	-	-	1,447	-	1,447
Loss for the period		-	-	-	(183,698)	(183,698)
Equity on December 31, 2022		9,957	246,519	30,789	(330,778)	(43,513)

	Note	Subscribed capital	Capital reserve	Other reserves	Accumulated deficit	Total equity
		kEUR	kEUR	kEUR	kEUR	kEUR

Equity on January 1, 2023		9,957	246,519	30,789	(330,778)	(43,513)
Capital increase
Convertible debentures conversion	7.8	877	11,190	-	-	12,067
Exercise of share options	9.3	6	1,047	(1,047)	-	6
Share-based compensation	9.3	-	-	(572)	-	(572)
Loss for the period		-	-	-	(53,560)	(53,560)
Equity on December 31, 2023		10,840	258,756	29,170	(384,338)	(85,572)

*	transaction costs of kEUR 17 were deducted from capital reserve

**	transaction costs of kEUR 2,825 less deferred taxes of kEUR 18 were deducted from capital reserve

***	transaction costs of kEUR 842 were deducted from capital reserve

****	transaction costs of kEUR 771 were deducted from capital reserve

Consolidated Statements of Cash Flows

	2023	2022	2021
	kEUR	kEUR	kEUR

Operating activities
Loss for the period	(53,093)	(183,698)	(63,953)
Adjustments for:
Depreciation of property, plant and equipment	29	284	125
Impairment of property, plant and equipment	3,842	39,264	1,965
Depreciation of right-of-use assets	78	462	415
Impairment of right-of-use assets	-	1,748	-
Amortization of intangible assets	-	68	34
Impairment of intangible assets	-	170	-
Expenses for share-based payment transactions	(572)	1,447	1,981
Deconsolidation gain	(40,122)	-	-
Other non-cash (income)/expenses	6,280	(665)	112
Interest and similar income	(8,427)	(999)	-
Interest and similar expense	10,149	3,321	4,781
Movements in provisions	51,347	274	2,091
Decrease/(Increase) in other assets	4,805	(6,773)	(3,760)
Increase in trade and other payables	16,916	2,521	5,218
(Decrease)/Increase in advance payments received from customers	(2,349)	3,240	4,286
Interest paid	(49)	(251)	(436)
Net cash used in operating activities	(11,166)	(139,587)	(47,141)
Investing activities
Deconsolidation of Subsidiary cash balance	(7,481)	-	-
Purchase of intangible assets	-	(35)	(223)
Purchase of property, plant and equipment	(3,842)	(47,203)	(1,429)
Net cash used in investing activities	(11,323)	(47,238)	(1,652)
Financing activities
Transaction costs on issue of shares to institutional investors	-	-	(17)
Proceeds from issue of shares to institutional investors	-	-	1,500
Transaction costs on issue of shares in IPO	-	-	(2,690)
Proceeds from issue of shares in IPO	-	-	142,334
Transaction costs on issue of shares from public offering	-	(842)	-
Proceeds from issue of shares on public offering	-	39,346	-
Transaction costs on issue of shares from committed equity facility	-	(771)	-
Proceeds from issue of shares on committed equity facility	-	17,254	-
Proceeds from issue of shares on stock option scheme	6	25	-
Proceeds from convertible debentures	-	28,453	-
Transaction costs for convertible debentures	-	(28)	-
Repayments of borrowings	-	-	(2,187)
Payment of principal portion of lease liabilities	(256)	(429)	(378)
Net cash (used in)/from financing activities	(250)	83,008	138,562
Net (decrease) increase in cash and cash equivalents	(22,739)	(103,817)	89,769
Effect of currency translation on cash and cash equivalents	(206)	1,235	(94)
Cash and cash equivalents at the beginning of the financial year	30,357	132,939	43,264
Cash and cash equivalents at end of year	7,412	30,357	132,939

Notes to the Consolidated
Financial Statements

1.	General information

Sono Group N.V. (“Sono N.V.” or the “Company”) is registered in the business register (Netherlands Chamber of Commerce) and its corporate seat is in Amsterdam. In November 2021, the Company successfully completed an initial public offering (IPO) and became listed on the Nasdaq Stock Market (“Nasdaq”), traded under the ticker symbol “SEV” since November 17, 2021. On December 11, 2023, Sono N.V. received notice from the Nasdaq Hearings Panel that the Company’s ordinary shares will be delisted from the Nasdaq. Nasdaq filed a Form 25 Notification of Delisting with the U.S. Securities and Exchange Commission (the “SEC”) on February 15, 2024 to complete the delisting.

The Company has its management in the United States of America since January 31, 2024. Prior to this date, the Company had its management based in Germany. The business address is Waldmeisterstraße 93, 80935 Munich, Germany (trade register number: 80683568). Sono N.V.’s sole and wholly-owned subsidiary, Sono Motors GmbH (“Sono Motors” or the “Subsidiary”), is registered in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich, Germany, under HRB 224131. Sono Motors’ registered headquarters is Waldmeisterstraße 93, 80935 Munich, Germany. Sono N.V. is the ultimate parent of the Group. Hereinafter, Sono N.V. and its consolidated subsidiary collectively are referred to as “Sono Group”, or the “Group”, “Management”, “we” and “us”.

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

1.1	Insolvency proceedings

On May 15, 2023, based on management’s conclusion that the Company was over-indebted and faced impending illiquidity (drohende Zahlungsunfähigkeit), the Company applied to the insolvency court of the local court of Munich, Germany (the “Court”) to permit the opening of self-administration proceedings (Eigenverwaltung) with respect to the Company pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). On the same day and for the same reason, the Subsidiary applied to the Court to permit the opening of self-administration proceedings in the form of a protective shield proceeding (Schutzschirmverfahren). The applications for the opening of the self-administration proceedings with respect to the Company and the Subsidiary (the “Self-Administration Proceedings), in each case, were made with the goal of sustainably restructuring the business of both Companies. On May 17, 2023 and May 19, 2023, the Court admitted the opening of the Self-Administration Proceedings with respect to Sono Group N.V. and Sono Motors GmbH, respectively, on a preliminary basis (the “Preliminary Self-Administration Proceedings”). On September 1, 2023, the Court opened the Self-Administration Proceedings with respect to the Subsidiary beyond the preliminary stage (the “Subsidiary Self-Administration Proceedings”).

YA PN II, Ltd. (“Yorkville”), the Company’s main creditor apart from the Subsidiary, started negotiations in the course of the Self-Administration Proceedings regarding a new investment. In connection with those discussions, in November 2023, Sono Group N.V. and Yorkville entered into certain investment-related agreements, including a restructuring agreement (as amended from time to time, the “Restructuring Agreement”) and a funding commitment letter (as amended from time to time, the “Funding Commitment Letter” and together with the Restructuring Agreement and the ancillary agreements entered into in connection therewith, the “Yorkville Agreements”), pursuant to which Yorkville committed to provide financing to the Company (the “First Commitment”) subject to the Companies’ continued compliance with the terms of the Yorkville Agreements. The aim of the Yorkville Agreements and the transactions contemplated therein (the “Transactions”) was the planned restructuring of Sono Group N.V. and Sono Motors GmbH, with the intention of enabling the Company to withdraw its application for its Preliminary Self-Administration Proceedings and enabling the Subsidiary to exit the Subsidiary Self-Administration Proceedings via a plan (the “Plan”) under the German Insolvency Code that set out how the Subsidiary intended to restructure its debt and procure the inflow of new money, including in connection with the Yorkville Investment (as defined herein), and subsequently exit the Subsidiary Self-Administration Proceedings. The Plan was filed with the Court on December 7, 2023 for approval by the Subsidiary’s creditors and subsequent confirmation by the Court. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023, and the Court confirmed on January 26, 2024 that the Plan became legally binding. On January 31, 2024, the Company withdrew its application for its Preliminary Self-Administration Proceedings with the Court. The Subsidiary exited its Self-Administration Proceedings on February 29, 2024. For more detail see note 9.7.1 Exit from insolvency and note 9.7.3 Funding and restructuring.

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

The consolidated financial statements as of December 31, 2023, have been authorized by the management board on June 21, 2024.

Standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the consolidated financial statements as of December 31, 2023, and have not been early adopted by Sono Group. These standards are not expected to have a material impact on Sono Group’s consolidated financial statements in the current or future reporting periods and on foreseeable future transactions.

Mandatory for fiscal years beginning on or after
IAS 1 Classification of liabilities as current or non-current (Amendments)	January 1, 2024
IAS 7 and IFRS 7 supplier finance arrangements (Amendments)	January 1, 2024
IFRS 16 Leases on sale and leaseback (Amendments)	January 1, 2024

Standards adopted in 2023

All standards or amendments made to the existing standards that have been issued by the International Accounting Standards Board and which were effective by January 1, 2023, were not applicable or material to the consolidated financial statements of the Group.

3.	Basis of consolidation

The consolidated financial statements reflect the assets, liabilities and results of operations of Sono N.V. and its wholly-owned subsidiary Sono Motors, over which Sono N.V. had control. Control over an entity exists when Sono N.V. is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Sono Motors was fully consolidated until Sono N.V. On May 19, 2023, Sono N.V. lost control of Sono Motors due to the opening of the self-administration proceedings and the appointment of a custodian (Sachwalter). After this event, Sono N.V. no longer had the power to direct the activities of Sono Motors. The results of Sono Motors are consolidated up until the loss of control in the consolidated financial statements. In accordance with IFRS 10 Consolidated Financial Statements, Sono Group derecognized the assets and liabilities of Sono Motors from the consolidated statement of financial position, which led to significant movements in the assets and liabilities. The interest in Sono Motors is accounted for as a financial instrument in Sono N.V. with a fair value of zero. The asset and liability balances that Sono N.V. had with Sono Motors were previously intercompany and therefore eliminated on consolidation. These balances were reinstated. Due to a hard comfort letter between Sono N.V. and Sono Motors, Sono N.V. then recognized a parental guarantee provision (see accounting policies and note 7.14 Provisions). Control was obtained again once Sono Motors exited the self-administration proceedings on February 29, 2024, and therefore Sono Motors will be consolidated once again on this date within the Group. For further detail on the consolidation see note 9.7.2 Regaining control of the Subsidiary.

The fiscal year of both Group entities corresponds to the calendar year ending December 31.

The assets and liabilities of both companies included in the consolidated financial statements are recognized in accordance with the uniform accounting policies used within the Sono Group, which complies with IFRS as issued by the IASB.

For periods of consolidation, 2021 and 2022, the consolidation process involved adjusting the items in the separate financial statements of the parent and its subsidiary and presenting them as if they were those of a single economic entity. Therefore, all intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Sono Group were eliminated upon consolidation.

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

Impairment

IFRS 9 requires recognizing expected credit losses (ECLs) for debt financial assets measured at amortized cost or at FVOCI, lease receivables and contract assets. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that Sono Group expects to receive, discounted at the original EIR. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

All financial liabilities in the scope of IFRS 9 are initially measured at their fair value minus, in the case of financial liabilities not at FVTPL, transaction costs that are directly attributable to the issue of the financial liabilities. In the case of financial liabilities at FVTPL, transaction costs are directly recognized in profit or loss.

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

In the current and previous financial years, Sono Group has identified three kinds of hybrid financial instruments that contain a debt instrument as the host as well as embedded derivatives: mandatory convertible notes that were issued in 2020, convertible debentures that were issued in December 2022 (“2022 convertible debentures”) and the modification of these convertible debentures in 2023 (“modified convertible debentures”). For each of these contracts, the conversion rights were assessed as a debt instrument, because the conversion rights do not grant the right to convert a fixed amount into a fixed number of shares. For the Mandatory Convertible Notes, the Group exercised the FVTPL option. Hence, the whole hybrid contract was accounted for at FVTPL.

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

In November 2023, the contractual terms of the 2022 convertible notes were renegotiated and significantly amended. For the modified convertible debentures recognized in 2023, bifurcation was performed for the host contract, on the one hand, and the embedded derivatives, on the other hand. The host contract was accounted for at amortized cost, while the embedded derivatives were accounted for at FVTPL. As the embedded derivatives are interdependent and as such share closely related economic characteristics and the same risk exposure, they were combined for measurement purposes. Furthermore, at initial recognition, the fair value of the convertible debentures differed from their transaction price, so a day-one gain was deferred upon initial recognition to account for this difference.

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

Initial recognition of deferred day-one gains or losses is determined individually and matches the time of recognition of the associated financial instrument. The amortization of the deferred day-one gains or losses takes place to the extent that it arises from a change in a factor (including time) that market participants would consider in setting a price. The deferred day-one gains or losses from the convertible debentures are amortized pro rata on a straight-line basis over the time horizon of expected conversions.

As of the end of the 2022 reporting period, conversions were expected until the end of May 2023 for the 2022 convertible debentures. According to management's assessment of the facts and circumstances, the main important factor is the timing of the conversions. Based on the assumed conversion schedule as of December 31, 2022, these were assumed to take place constantly until the end of May 2023. As a result, a linear amortization until the end of May 2023 was concluded to be most appropriate. The amortization amounts of the deferred day-one losses are included in interest and similar expenses.

As of the end of the 2023 reporting period, conversions for the modified convertible debentures were expected based on a three-scenario approach which models the occurrence of conversions until the end of October 2024 (75 per cent probability), the end of June 2025 (12.5 per cent probability), or the end of December 2025, assuming another extension of the contract (12.5 percent probability). According to management's assessment of the facts and circumstances, the main important factor is the timing of the conversions. Based on the assumed conversion schedule as of December 31, 2023, these were assumed to take place constantly over the time period  until all the conversions have occurred, according to the applicable scenario . As a result, a linear amortization of the day-one gain until the end of October 2024 as the most probable outcome was concluded to be most appropriate. The amortization amounts of the deferred day-one gains are included in interest and similar income.

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

In November 2023, the contractual terms of the 2022 convertible notes were renegotiated and significantly amended. The amendment resulted in substantially different terms of the contract and, consequently, in derecognition of the original financial liability. A new financial liability, the modified convertible debentures, was recognized.

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

Subsequent measurement

Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The recognition of impairment losses requires the prior identification of triggering events. In 2022, there was a triggering event and hence an impairment test was performed on intangible assets. For details on the impairment test and triggering events see note 4.12.3 Impairment test of assets.

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

The recognition of impairment losses requires the prior identification of triggering events. In 2022, Sono Group considered the significant increase in interest rates during the second half of 2022, among other possible triggering events for impairment, a triggering event and hence an impairment test was performed on property, plant and equipment. In 2023, Sono Group considered the termination of the Sion passenger car program as a triggering event and therefore an impairment test was performed. For details on the impairment test and triggering events see note 4.12.3 Impairment test of assets. For details on recognized impairments or reversals of earlier impairments in the reporting period, please refer to note 7.2 Property, plant and equipment.

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

Advance payments received from customers for Sion electrical vehicles were recognized as liabilities at the time the cash was collected by Sono Group. Sono Group intended to begin delivering its Sion electrical vehicles to customers after the start of production, which, prior to termination of the Sion, was expected to be in the first quarter of 2024. Therefore, in 2022, the majority of advance payments were shown as noncurrent, even though customers might have been able to cancel their contract (depending on the general terms in some cases cancellation is possible within the next 12 months) and demand the money back. Due to an original term of the advance payments which was more than 12 months, the advance payments included a significant financing component. The compounding effect was recognized in interest expense and increased the advance payments received from customers. Sales revenues from advance payments received from customers were planned to be recognized in event of delivery of the car. Therefore, the advance payments were accounted for in accordance with IFRS 15. However, with the termination of the Sion passenger car program, in 2023, the  advance payments was accounted for in accordance with IFRS 9.

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

Moreover, provisions are recognized in Sono N.V. related to a hard comfort letter for the benefit of Sono Motors, which gave Sono N.V. the obligation to provide Sono motors with financial resources in such a way that Sono Motors is able to meet all its current and future obligations as the obligations fall due for payment. The provision is calculated based on the liabilities of Sono Motors where there is a potential resource outflow, taking into account the liquid assets of Sono Motors that could offset these liabilities.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions for onerous contracts are measured at the present obligation under the contract, (i.e., the lower of the cost of fulfilling the contract and any compensations or penalties arising from failure to fulfill it). Provisions are discounted when the time value of money is material, however, the time value of money was not material for the provisions recognized. As of December 31, 2023, and 2022, there were no provisions that were discounted.

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

Historically, Sono Group financed its operations primarily through capital raises and loans from shareholders and private investors (including its IPO in November 2021) as well as through advance payments received from customers. Since inception, Sono Group has incurred recurring losses and negative cash flows from operations. The accumulated deficit amounts to kEUR 384,338 and the negative equity totals kEUR 85,572 as of December 31, 2023.

During the second half of 2022, attempts to raise additional financing through equity offerings failed due to deteriorating market conditions, investor sentiment and other factors. On December 7, 2022, the Company issued convertible debentures to  YA PN II, Ltd. (Yorkville) with an aggregate nominal amount of kUSD 31,100 (kEUR 29,485). Given that this amount was insufficient to realize serial production and against the backdrop of otherwise unfavorable market conditions, Sono Group announced a special community campaign on December 8, 2022, with the goal of raising approximately kEUR 105,000 principally by means of additional prepayments from customers and/or additional investor financing. The campaign was not successful and hence no additional financing was raised. Consequently, on February 24, 2023, management decided to terminate the Sion passenger car program and focus on the development of Sono Group’s solar technology solutions, which requires significantly lower levels of investment than the development of the Sion passenger car. Sono Motors offered its reservation holders a repayment plan to reimburse reservation holders for advance payments in three installments ( May 2023, June 2024 and January 2025).

On May 15, 2023, due to the fact that the first installment to repay advance payments to customers became due, and Sono Group had not succeeded in raising additional funds, the Company’s management ultimately concluded that Sono Motors was over-indebted and faced impending illiquidity (drohende Zahlungsunfähigkeit) with Sono N.V., in turn, becoming over-indebted and also facing impending illiquidity. As a consequence, management decided to apply for the opening of self-administration proceedings with respect to Sono Group N.V. and Sono Motors GmbH (the “Self Administration Proceedings”) with the goal of sustainably restructuring both companies. Accordingly, on May 15, 2023, Sono N.V. applied to the insolvency court of the local court of Munich, Germany (the “Court”) to permit the opening of a self-administration proceeding (Eigenverwaltung) pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). On the same day, Sono Motors applied to the same Court to permit the opening of a self-administration proceeding in the form of a protective shield proceeding (Schutzschirmverfahren) pursuant Section 270 (d) of the German Insolvency Code. On May 17, 2023 and May 19, 2023, the Court admitted the opening of the Self-Administration Proceedings with respect to the Company and the Subsidiary respectively, on a preliminary basis (the “Preliminary Self-Administration Proceedings”). On September 1, 2023 the Court opened the Self-Administration Proceedings with respect to the Subsidiary beyond the preliminary stage (the “Subsidiary Self-Administration Proceedings”) (refer to note 1.1 Insolvency proceedings for a detailed description of the insolvency proceedings).

Yorkville, as one of the largest creditors of Sono N.V., started negotiations in the course of the insolvency proceedings regarding a new investment. In November 2023, Sono Group and Yorkville entered into the Yorkville Agreements in connection with the First Commitment, pursuant to which Yorkville committed to provide limited financing to the Company (based on a mutually agreed business plan focused on the planned development of the Solar Bus Kit business operations) subject to the satisfaction of certain conditions precedent. The aim of the Yorkville Agreements and the transactions contemplated therein (the “Transactions”) was the planned restructuring of the Company and the Subsidiary with the intention of enabling the Company to withdraw its application for its Preliminary Self-Administration Proceedings and enabling the Subsidiary to exit the Subsidiary Self-Administration Proceedings via a plan under the German Insolvency Code (the “Plan”). The Plan was filed with the Court on December 7, 2023 for approval by the Subsidiary’s creditors and subsequent confirmation by the Court. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023 and the Court confirmed on January 26, 2024 that the Plan became legally binding. On January 31, 2024, the Company withdrew its application for its Preliminary Self-Administration Proceedings with the Court. The Subsidiary exited its Self-Administration Proceedings on February 29, 2024.

On April 30, 2024, the Company and Yorkville entered into an amendment to the Funding Commitment Letter in connection with a second financing commitment from Yorkville to the Company (the “Second Commitment” and together with the First Commitment, the “Yorkville Investment”). The Company expects the Yorkville Investment to position the Group to obtain sufficient funding for their business operations, with an initial focus on the Solar Bus Kit, through June 30, 2025. Under the terms of the Yorkville Agreements, the financing is provided by Yorkville by way of new interest-bearing convertible debenture(s) that will be convertible into ordinary shares of the Company. Each new convertible debenture, other than the new convertible debenture issued to Yorkville on February 5, 2024 in connection with the funding of the First Tranche (as defined herein), will mature on the earlier of (i) July 1, 2025 or (ii) 12 months from the issuance date of such new debenture. Yorkville’s funding commitments in connection with the Yorkville Investment are subject to the absence of certain termination events or events of default. If such an event occurs, Yorkville would have the right, at its sole discretion, to cancel any funding commitments still available, meaning that the Company would no longer be able to draw down on unused portions of the commitment amount, and to exercise all of its rights under any of the new convertible debentures as if an event of default had occurred. The funding of the first tranche of the Yorkville Investment occurred on February 6, 2024 for mEUR 4 (the “First Tranche”). Pursuant to the Funding Commitment Letter, a second funding of mEUR 3 is to be made in accordance with the budget agreed with Yorkville (the “Budget”) as required upon the funds provided in the First Tranche having been applied in accordance with the Budget, and third and fourth tranchers of mEUR 1 each are to be made in the first week of January 2025 and in the first week of April 2025, respectively.

Based on the above outlined plans, the Company’s going concern status is subject to various risks and uncertainties mainly:

●	Sono Group’s ability to comply on an ongoing basis with the terms of the Yorkville Agreements and thereby gain access to the unused amount of the funding provided for therein;
●

Sono Group’s ability to meet the assumptions underlying the mutually agreed business plan with Yorkville (focusing on the development of the Solar Bus Kit business) so that the committed financing by Yorkville is sufficient to allow the Company to continue as a going concern through June 30, 2025, including, without limitation, Sono Group’s ability to accomplish technical feasibility of the Solar Bus Kit components to enable serial production, Sono Group’s ability to enter into customer contracts to start generating revenues, Sono Group’s ability to keep to cost assumptions and margins expected to be realized, Sono Group’s ability to retain essential employees, Sono Group’s ability to maintain relationships with suppliers and enter into planned relationships with new suppliers, Sono Group’s ability to find independent distributors for the Solar Bus Kits as planned;

●

Sono Group’s ability to obtain additional financing from third parties in order to fund the business from July 2025 onwards and to be able to repay any remaining amounts owed in connection with the funding provided by Yorkville, when due (both for the convertible debentures liability of Sono N.V. and the intercompany loan to be paid back by Sono Motors);

●	Sono Group’s ability to attract additional and retain existing key employees and hire additional qualified technical and engineering personnel to develop the planned business; and
●

the risk that defined termination conditions or events of default will occur, which can cause Yorkville, on its sole discretion, to cancel any additional funding commitments still available which can lead, in absence of alternative funding possibilities, to insolvency and liquidation of the Company.

Because of the risks and uncertainties, there is no certainty as to Sono Group’s ability to continue as a going concern in the medium-term. Sono Group will need to raise additional funds through public or private debt or equity financing or other means to fund the Group’s business beyond June 2025, should the Yorkville Investment continue to be concluded and implemented as planned. Sono Group’s access to required additional financing is, and for the foreseeable future will likely continue to be limited, if it is available at all, as of July 1, 2025 and beyond. Even though Sono Group N.V. and Sono Motors GmbH have successfully emerged from their respective Self-Administration Proceedings, they might be adversely affected by the possible reluctance of prospective lenders or investors and other counterparties to do business with a company that has recently emerged from such proceedings. Therefore, adequate funds may not be available when needed or may not be available on favorable terms and thus the Company and Group might not be able to continue as a going concern.

Based on the above, over the twelve-month period following the issuance date of the consolidated financial statements, there is a risk that Sono Group deviates from the mutually agreed business plan which could lead to Yorkville not providing the agreed financing or additional funding being required if funding requirements are greater than projected. Alternative funding would then need to be found through private debt or equity financing or other means. Consequently, there is substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4.12.2	Convertible debentures

Convertible debentures in 2022

In 2022, Sono Group issued convertible debentures in three tranches with an aggregate nominal amount of kUSD 31,100, which are convertible into ordinary shares of the Company subject to certain rights, conditions, and limitations to YA II PN, Ltd (“Yorkville”). The convertible debentures were issued to cover short-term capital requirements in order to push ahead with the development of the Sion without delays and to meet the planned start of production. The conversion price is the lower of USD 1.75 and 96.5% of the minimum daily volume-weighted average price on the seven trading days before conversion but not lower than the Floor Price of USD 0.15. According to the contracts, a minimum conversion amount of kUSD 2,500 should be converted per calendar month. This requirement does not apply in an event of default or if the share price drops below the Floor Price. The monthly amount of principal to be converted, however, may not exceed the higher of 20% of the monthly trading volume for Sono Group’s shares or kUSD 5,000. This limitation does not apply if conversions are possible at the fixed conversion price of USD 1.75 and if an event of default occurs. Furthermore, Yorkville may not own, at any time, more than 4.99% of the total shares outstanding. The convertible debentures contain conversion rights and other rights and represent hybrid financial instruments with a respective host contract and single compound embedded derivatives according to IFRS 9. For further details, refer to note 7.10.1 Financial liabilities overview - Convertible debentures and note 4.3.2 Financial liabilities - Initial measurement and Subsequent measurement.

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

The fair value of the convertible debentures was determined by applying a Monte Carlo valuation model (simulation model as valuation technique) with observable and unobservable input factors. Short-term financing was required to push ahead with the development of the Sion without delays and to meet the planned start of production. Due to the high risk profile of the Group and the prevailing market conditions, unfavorable financing conditions had to be accepted and therefore the transaction price for the 2022 convertible debentures was less than the fair value, which was based on Monte Carlo simulation as a valuation model with unobservable input factors (regarding the model see note 8.3.2 Carrying amounts and fair values). Hence, a day-one loss resulting from each of the 2022 convertible debentures was recognized in addition to the 2022 convertible debentures to defer the difference between the fair value at initial recognition and the transaction price. After initial recognition, the deferred difference was amortized pro rata on a straight-line basis over the estimated time over which the conversions were expected to take place. As of the 2022 balance sheet date, conversion of the total amount of the convertible debentures into shares was expected to be completed by the end of May 2023.

The main input factors that flow into the valuation model included the observable input factors share price, exchange rate USD/EUR and risk-free interest rate. Management assessed that the main unobservable input factors were the credit spread, probability of default, expected recovery rate in case of event of default, expected monthly conversion amounts in equity and expected share price volatility.

The following judgments, estimates and assumptions were made in relation to these input factors:

●	The risk-free interest rate is based on the 12-month rates of Secured Overnight Financing Rates (SOFR) which is in line with the 12-month time horizon of the maturity date and simulation model.
●

The interest rate used in the discounted cash flow model is adjusted for the credit spread with the assumption that Sono Group´s credit risk is equivalent to a Standard & Poor's rating scale of CCC or a Moody's rating scale of Caa-2.

●

The expected probability of default is based on historical loss statistics for the respective credit rating published by Moody’s. Based on the 40-year average annual issuer weighted default rates for rating Caa-2 of 13.5% a one-day probability of default of 0.057% is derived and used for the simulation.

●	The expected recovery rate for the investor in case of default used in the model is based on management expectations under the consideration of other financial obligations.

The expected monthly conversion amounts for 2023 were based on the expected conversion schedule as of December 31, 2022 and backed by the observed conversions in January until March 2023 which were very close to the expected values. The conversion schedule used assumed conversions at the upper limit defined in relation to the expected monthly trading volumes for Sono Group’s shares and maximum percentage of ownership of the total shares outstanding.

In 2022, the expected share price volatility was based on an evaluation of historical Nasdaq share price volatilities for Sono Group’s shares, assuming that the historical volatility based on daily returns over a 12-month period similar to the maturity of the 2022 convertible debentures is indicative of future trends, which may not necessarily be the actual outcome.

As of the 2022 balance sheet date, the contractual rights to extend the term or to early repay the 2022 convertible debentures were assumed not to be exercised, based on the expected conversion schedule, therefore these rights are not modeled. This is not necessarily indicative of exercise patterns that may occur.

Convertible debentures in 2023

In November 2023, the contractual terms of the 2022 convertible notes were renegotiated and significantly amended resulting in modified convertible debentures. The maturity date was extended until July 1, 2025. The conversion price was changed to the lower of USD 0.25 and 85% of the minimum daily volume-weighted average price on the seven trading days before conversion, provided that the conversion price will not be below the nominal value of EUR 0.06, as translated to USD, and, if and only if the shares of Sono Group are listed and traded on Nasdaq on the relevant conversion date, the conversion price will not be lower than the Floor Price of USD 0.006.

Due to the low market valuation of the Group at the time of amendment of the 2022 convertible debentures contract, while the Group’s insolvency proceedings were still ongoing, the transaction price for the modified convertible debentures is higher than the fair value, which was based on Monte Carlo simulation as a valuation model with unobservable input factors (regarding the model see note 8.3.2 Carrying amounts and fair values). Hence, a day-one gain resulting from the modified convertible debentures was recognized in addition to the modified convertible debentures to defer the difference between the fair value at initial recognition and the transaction price. After initial recognition, the deferred difference was amortized pro rata on a straight-line basis over the estimated time over which the conversions were expected to take place. As of the 2023 balance sheet date, conversion of the total amount of the modified convertible debentures into shares was expected to be completed, more likely than not, by the end of October 2024.

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

The following judgments, estimates and assumptions were made in relation to these input factors:

●	The risk-free interest rate is based on the 12-month rates of Secured Overnight Financing Rates (SOFR) which is in line with the 12-month time horizon of the maturity date and simulation model.
●

The interest rate used in the discounted cash flow model is adjusted for the credit spread with the assumption that Sono Group´s credit risk is equivalent to a Standard & Poor's rating scale of C or a Moody's rating scale of Caa-3.

The conversion schedule for the modified convertible debentures is based on three possible scenarios weighted with relevant probabilities. Scenario one: expected average monthly trading volumes over the time period until the conversion of the total amount of the modified convertible debentures at the end of October 2024. Scenario two: expected average monthly trading volumes over the time period until the conversion of the total amount of the modified convertible debentures  at the end of June 2025. Scenario three: expected average monthly trading volumes over the time period until the conversion of the total amount of the modified convertible debentures  at the end of December 2025, which would include an extension of the maturity of the modified convertible debentures to December 2025.

Due to the stocking trading for the Group’s shares was comparatively thin to the previous year, a peer group of shares with similar characteristics as Sono Group was used instead of Sono Group’s shares was used to assess the expected share price volatility for the modified convertible debentures.

As of the 2023 balance sheet date, the contractual rights to extend the term or to early repay the modified convertible debentures were assumed not to be exercised, based on the expected conversion schedule, therefore these rights are not modeled. This is not necessarily indicative of exercise patterns that may occur.

4.12.3	Impairment test for assets

Sono Group is required to perform an impairment test on assets if there is a triggering event that indicates potential impairment.

Impairment in 2022

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

The recoverable amount for the Sion CGU as of December 31, 2022, was negative based on the value in use calculation and therefore the impairment that should be allocated to assets is kEUR 54,442. According to IAS 36 Impairment of assets, the impairment allocated to individual assets should not reduce the carrying amount of an asset below the highest of its fair value less costs of disposal, its value of use or zero. In cases where the fair value or value in use could not be accurately determined, these assets were concluded to have a fair value or value in use of zero. The combined fair value of the individual assets was kEUR 13,260, and represents the assets where Sono Group was entitled to receive plant, property and equipment and services, or, where the prepayments are not used as of the balance sheet date, entitled to receive refunds. The total of impairment recognized in December 31, 2022, was kEUR 41,182, with the allocation to the various asset classes as of the balance sheet shown below

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

The recoverable amount of the Solar CGU was greater than the net book value of the assets and therefore no impairment was recognized.

Sensitivity analysis was performed on the key assumptions used to calculate the value in use for the Solar CGU, and it was concluded that the recoverable amount remains above the carrying value even under varying scenarios. Since the Sion CGU has a value in use of nil, no sensitivity analysis was needed.

Impairment in 2023

During 2023, a decision was made to terminate the Sion and therefore the Sion CGU assets no longer have a value in use. The fair value less costs to sell of the Sion CGU assets were also assessed as zero and the recoverable amount was zero. Therefore, any additional assets that related to the Sion CGU were capitalized in 2023 were immediately impaired to zero.

4.12.4	Remuneration based on shares

For equity-settled share-based payment transactions (see note 4.11 Share-based payment), on grant date, Sono Group measures the fair value of the received services by reference to the fair value of the equity instruments granted. For the Conversion Stock Option Program (CSOP), the fair value measurement of the share options for the equity-settled share-based payment transactions requires assumptions about the input data for using the Black-Scholes Model. The expected life of the share options is based on current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility was based on an evaluation of historical volatilities of comparable listed peer group companies, assuming that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome. For further details about the input factors used see note 9.3 Remuneration based on shares (share-based payment).

4.12.5	Prepayments to contract manufacturer

Prepayments had been made to the contract manufacturer during 2022. These were then allocated to construction in progress (property, plant and equipment), prepayments to contract manufacturer for property, plant and equipment (current non-financial assets) and prepayments to contract manufacturer for development services (current non-financial assets). During the 2022 year, the allocation was based on the agreed term sheet between Sono Group and the contract manufacturer, which had estimations of the allocation. In 2023, unused prepayments were refunded to the Sono Group, which was greater than the information management had at the end of 2022. For further details on the financial impact see note 7.6 Other current non-financial assets.

4.12.6	Recoverability of deferred tax assets in relation to loss carryforwards

Tax losses represent start-up losses as a result of establishing Sono Motors’ business. The tax losses can be carried forward indefinitely and have no expiry date. As of December 31, 2023, management does not expect a (proportional) reduction of deductible tax loss carryforwards due to any future corporate restructuring or due to the various capital measures, especially the IPO, in 2021. Management expects that the “hidden reserves clause” can be asserted and that the tax losses can still be carried forward. The hidden reserves as of December 31, 2023 have not yet been determined. Therefore, it is currently not foreseeable whether all tax losses can still be carried forward.

4.12.7	Sono Points

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

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by management (chief operating decision maker within the meaning of IFRS 8). Sono Motors is a start-up company that had not yet started production on the planned electric car Sion, which was terminated in February 2023. All significant activities of the Group related to the development of the Sion and related technology, and as such, Management made decisions about allocating resources and assessing performance based on the entity as a whole and determined that Sono Group operates in one operating and reportable business segment. Furthermore, Sono Group is currently almost exclusively active in Germany, however, noncurrent assets are located in countries listed in the below table. Amounts are shown at carrying value.

	2023	2022
	kEUR	kEUR

Finland	-	291
Germany	1,037	1,400
Total	1,037	1,691

For the distribution of revenues across products, please refer to note 6.1 Revenue and cost of goods sold. Revenues result from different customers across Europe (2023: kEUR 42, 2022: kEUR 229). In 2023, the customers who each have a share of revenues greater than ten percent are located in the United Kingdom (kEUR 20), Germany (kEUR 12) and Belgium (kEUR 10). In 2022, the customers who each have a share of revenues greater than ten percent are located in Germany (kEUR 35), Switzerland (kEUR 22), Sweden (kEUR 51) and France (kEUR 65).

6.	Disclosures to the consolidated statements of income or loss

6.1	Revenue and cost of goods sold

	2023	2022	2021
	kEUR	kEUR	kEUR

Revenue	42	229	16
Cost of goods sold	(70)	(392)	(58)

Revenue and cost of goods sold mainly relates to the integration of Sono Group’s patented solar technology across other transportation platforms. Cost of goods sold include raw material consumed, personnel cost, change in provision for onerous contracts and impairment of work in progress for loss making contracts.

As of December 31, 2023, prepayments of kEUR - (2022: kEUR 42; 2021: kEUR -) had been received from solar customers and were recognized as contract liability. The prepayments are recognized as revenue when the promised goods or services are transferred in the future. Given that the nature of this liability is short term, it is included in trade and other payables in current liabilities. The aggregate amount of the transaction price allocated to unsatisfied performance obligations amounts to kEUR - (2022: kEUR 116; 2021: kEUR 42).

6.2	Cost of development expenses

The table below presents details on the cost of development:

	2023	2022	2021
	kEUR	kEUR	kEUR

Development cost of prototypes	4,448	93,117	27,632
Personnel expenses	8,114	21,363	11,340
thereof related to the CSOP and ESOP (IFRS 2)	(231)	231	1,137
Impairment	2,642	41,182	-
Software fees and subscriptions	515	977	506
Professional services	35	363	352
Depreciation and amortization	26	632	284
Other	4	845	495
Total	15,784	158,479	40,609

There are no research expenses included in the profit and loss of Sono Group in the financial year 2023 and prior periods, as the Group does not perform research. As the recognition criteria for the capitalization of development costs have not been met, all development expenses were recognized in profit or loss as incurred in the reporting year and the previous years. The personnel expenses concern employees responsible for development activities and the share of the employee participation programs (CSOP and ESOP) attributable to them (see note 9.3 Remuneration based on shares (share-based payment)).

The impairment in 2022 largely relates to fixed assets, namely property, plant and equipment (kEUR 39,264), intangible assets (kEUR 170), and right-of-use assets (kEUR 1,748), and is the result of the impairment test performed on the CGUs based on a triggering event.

The impairment in 2023 relates to fixed assets, namely property, plant and equipment (kEUR 3,426) and right-of-use assets, (reversal of kEUR 784) and is the result of the decision to terminate the Sion passenger car program.

For further details see note 4.12.3 Impairment test of assets.

6.3	Selling and distribution expenses

The below table displays details included in selling and distribution expenses:

	2023	2022	2021
	kEUR	kEUR	kEUR

Personnel expenses	632	1,778	1,764
thereof related to the remuneration based on shares	(21)	21	-
Professional services	-	-	704
Advertising	371	1,266	365
Other	107	514	387
Total	1,110	3,558	3,220

The personnel expenses concern mainly employees responsible for marketing activities like roadshows, test rides and social media, and the share of the employee participation programs (CSOP and ESOP) attributable to them (see note 9.3 Remuneration based on shares (share-based payment)).

6.4	General and administrative expenses

The below table displays details included in general and administrative expenses:

	2023	2022	2021
	kEUR	kEUR	kEUR

Professional services	6,241	7,730	7,030
Personnel expenses	2,518	6,001	4,574
thereof related to the remuneration based on shares	(4)	711	761
Insurance	2,713	3,478	308
Impairment	-	-	1,965
Software fees and subscriptions	326	1,185	207
Bank charges	28	497	181
Other	1,378	1,132	829
Total	13,204	20,023	15,094

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

The below table displays the depreciation and amortization expenses as well as personnel expenses included in cost of development, selling and distribution costs and general and administrative expenses:

	2023	2022	2021
	kEUR	kEUR	kEUR

Personnel expenses	11,264	29,142	17,678
thereof related to the remuneration based on shares	(256)	963	1,898
Depreciation and amortization	107	815	574
Total	11,371	29,957	18,252

See note 9.3 Remuneration based on shares (share-based payment) for details on the CSOP and ESOP program.

6.6	Other operating income/(expenses)

The below table displays details included in other operating income (expenses):

	2023	2022	2021
	kEUR	kEUR	kEUR

Other operating income	1,310	1,560	269
Income from currency revaluation	304	1,235	-
Income Renault ZOE	-	-	47
Government grant	16	260	71
Donations received	887	-	-
Miscellaneous income	103	65	151

Other operating expenses	(63,145)	(718)	(452)
Expenses from currency revaluation	(883)	(560)	(452)
Customer advance repayment plan bonus	(2,157)	-	-
Advance payments received from customers VAT	(7,827)	-	-
Parental guarantee expense	(52,232)	-	-
Miscellaneous expense	(46)	(158)	-

Other operating income/(expenses)	(61,835)	842	(183)

In 2020, Sono Motors entered into a framework agreement with Renault Deutschland AG (Renault) for electric vehicles (Renault ZOE). According to the agreement, customers, who have made advance payments for the Sion, can enter into a lease agreement with Renault for a Renault ZOE and use their advance payments to partly offset their lease payments. Customers can use advance payments made up to EUR 4,000. According to the framework agreement with Renault, Sono Group received a fixed agency fee per lease contract and transferred the advance payment to Renault. Sono Group recognized the respective agency fee as operating income and derecognized the advance payment received in the moment the customer entered into the lease contract with Renault.

In 2023 and 2021, the government grant income related to a grant that Sono Motors received from the EU. The government grant income in 2022 related to a grant in the form of tax subsidies for expenses incurred in 2020.

Foreign currency revaluation includes exchange gains and losses on bank balances and trade payable balances.

Customer advance repayment plan bonus (kEUR 2,157) is the one-time bonus of 5% for reservation holders who accepted a payment plan. Donations received (kEUR 887) largely relate to repayment amounts that reservation holders have waived repayment of. With the termination of the Sion passenger car program, the amounts due to the reservation holders will be inclusive of VAT, and a VAT expense was recognized. When amounts are refunded or discharged, a VAT refund can be claimed. For further information see note 7.9 Advance payments received from customers.

Sono N.V. signed a hard comfort letter for the benefit of Sono Motors and had the obligation to provide Sono motors with financial resources in such a way that Sono Motors is able to meet all its current and future obligations as the obligations fall due for payment. This obligation is recognized as a provision with the resulting expense being kEUR 52,232.

6.7	Deconsolidation gain

On May 19, 2023, Sono N.V. lost control of Sono Motors due to the opening of the self-administration proceedings and the appointment of a custodian (Sachwalter). After this event, Sono N.V. no longer had the power to direct the activities of Sono Motors. In accordance with IFRS 10 Consolidated Financial Statements, Sono Group derecognized the assets and liabilities of Sono Motors from the consolidated statement of financial position, which led to significant movements in the assets and liabilities and a resulting gain of kEUR 40,122.

6.8	Interest and similar income

The below table displays details included in interest and similar income:

	2023	2022	2021
	kEUR	kEUR	kEUR

Advanced payments received from customers interest (note 4.8)	5,172	-	-
Fair value changes convertible debentures (embedded derivatives)	259	645	-
Derecognition of convertible debentures (embedded derivatives) on conversion	1,912	-	-
Income from currency revaluation	755	354	-
Amortization of deferred day-one gains from convertible debentures	316	-	-
Other interest	13	-	-
Total	8,427	999	-

Due to changes in the fair value of the derivatives embedded in the convertible debentures, an amount of kEUR 259 (2022: kEUR 645) is reported under interest and similar income. In 2022, income from currency revaluation included exchanges gains on the convertible debentures' host contracts and bifurcated embedded derivatives. In 2023, additionally, exchange gains on the day-one gains are included.

The deferred day-one gains are the difference between the fair value at initial recognition and the transaction price of the modified convertible debentures and are amortized pro rata on a straight-line basis until the date of the last expected conversion. For further details in relation to the convertible debentures please refer to note 7.10.1 Financial liabilities overview.

With the termination of the Sion passenger car program, the advance payments from customers balances were no longer accounted for under IFRS 15. The accrued interest, (kEUR 5,172) was reversed since the balances are due immediately upon termination. For further information see note 7.9 Advance payments received from customers.

6.9	Interest and similar expense

The below table displays details included in interest and similar expense:

	2023	2022	2021
	kEUR	kEUR	kEUR

Advanced payments received from customers interest (note 4.8)	-	1,646	1,497
Interest from financial liabilities measured at amortized cost	6,828	1,096	3,227
Amortization of deferred day-one losses from convertible debentures	3,240	456	-
Expense from currency revaluation (day-one losses)	32	37	-
Lease liabilities interest	49	86	57
Total	10,149	3,321	4,781

The deferred day-one losses are the difference between the fair value at initial recognition and the transaction price of the 2022 convertible debentures and are amortized pro rata on a straight-line basis until the date of the last expected conversion. For further details in relation to the convertible debentures please refer to note 7.10.1 Financial liabilities overview.

6.10	Tax on income

No taxes on income have been recognized in the period ended December 31, 2022 and 2023. Taxes on income in 2021 of kEUR -18 relate to deferred tax expenses at the level of Sono N.V. as the recognition of deferred tax assets on loss carryforwards has been recognized proportionately in equity instead of the income statement.

The below tables display the changes in deferred tax assets and liabilities:

	Dec 31, 2023	Dec. 31, 2022	Dec. 31, 2021
	kEUR	kEUR	kEUR
Deferred tax assets
due to property, plant and equipment	-	15,975	-
due to current financial liabilities	802	-	21
due to tax loss carryforwards	-	-	54
due to advance payments received from customers	-	1,707	1,163
due to lease liabilities	373	868	1,015
due to current provisions	-	-	101
due to current other non-financial assets	-	-	29
due to current/noncurrent other liabilities	-	159	14
due to cash and cash deposits	-	-	2
due to current other financial assets	-	-	1
due to prepaid expenses		825	-
Deferred tax assets	1,175	19,534	2,400
Deferred tax liabilities
due to other financial/non-financial assets	-	2,258	-
due to current financial liabilities	-	356	-
due to leases	47	261	995
due to trade payables	1	290	-
due to provisions	-	94	-
due to cash and cash deposits	-	365	47
due to property, plant and equipment	-	-	45
due to noncurrent other non-financial assets	-	-	29
due to other noncurrent financial liabilities	-	-	22
Deferred tax liabilities	48	3,624	1,138
Non-recognition of deferred tax assets	(1,127)	(15,910)	(1,262)
Recognition of deferred tax assets	48	3,624	1,138
Deferred tax assets/liabilities, net	-	-	-

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

Given the loss history of Sono Motors, deferred tax assets are not recognized on the balance sheet. The amount of deferred tax assets / liabilities as of December 31, 2022 and December 31, 2023 is zero.

Of the gross deferred tax assets, kEUR 46 as of December 31, 2023 (2022: kEUR 948) are current and of the gross deferred tax liabilities, kEUR 6 as of December 31, 2023 (2022: kEUR 3,363) are current.

There are no deferred taxes with regard to Outside Basis Differences as those are permanent differences.

The amount of temporary differences on balance sheet positions for which no deferred tax asset has been recognized is displayed in the table below:

	Dec. 31, 2023	Dec. 31, 2022
	kEUR	kEUR
Property, plant and equipment	-	39,451
Advance payments received from customers	-	4,215
Lease liabilities	771	2,144
Prepaid expenses	-	2,038
Current provisions	-	-
Current other liabilities	1,659	393
Other financial assets	-	-
Total	2,431	48,241
Potential tax benefit at a total tax rate of 32,98%	802	15,910

The amount of unused tax losses for which no deferred tax asset has been recognized is displayed in the table below:

	Dec. 31, 2023	Dec. 31, 2022
	kEUR	kEUR
Unused tax losses for which no deferred tax asset has been recognized (corporate tax)	32,683	252,124
Unused tax losses for which no deferred tax asset has been recognized (trade tax)	31,569	251,279
Potential tax benefit at a total tax rate of 32.98%	10,595	83,011

As of December 31, 2023, KEUR - (2022: kEUR 532) deferred tax assets on transaction costs would have been recognized directly in equity if deferred tax assets had been recognized on losses carryforwards in full. As of December 31, 2023, kEUR - (2022: kEUR -) deferred tax assets on loss carryforwards have been recognized, of which kEUR - (2022: kEUR -) deferred tax assets on transaction costs have been recognized directly in equity.

The following table presents a numerical reconciliation of expected to effective income tax.

	2023	2022	2021
	kEUR	kEUR	kEUR
Income (loss) before tax for the period	(53,560)	(183,698)	(63,935)
Expected income tax (income (-)/expense (+) at a tax rate of 32.98%	(17,664)	(60,584)	(21,086)
Reconciliation:
Changes in unrecognized tax losses	12,670	46,175	20,061
Changes in deferred taxes on timing differences	802	14,648	1,261
Deconsolidation gain	(13,232)	-	-
Intercompany provisions and liability	17,770	-	-
MCN* non-tax-deductible expenses	-	-	753
CSOP non-tax-deductible expenses	(328)	215	626
RSU* supervisory board non-tax-deductible expenses	(104)	160	-
ESOP non-tax-deductible expenses	(102)	102	-
Tax-deductible transaction costs	345	(532)	(937)
Convertible tax-deductible expenses	(734)	(754)	-
Non-tax-deductible expenses	25	33	37
Other	552	(537)	(715)
Effective income tax income for the period	-	-	-

* MCN (Mandatory Convertible Notes), RSU (Restricted Stock Units)

As Sono N.V. is also fully taxable in Munich, Germany, the tax rate in 2021, 2022 and 2023 is unchanged.

7.	Balance sheet disclosures

7.1	Intangible assets

	Website	Software	Total
	kEUR	kEUR	kEUR

Historical cost
Balance as of Jan. 1, 2023	45	257	302
Deconsolidation of Subsidiary	(45)	(257)	(302)
Balance as of Dec. 31, 2023	-	-	-
Accumulated amortization
Balance as of Jan. 1, 2023	(45)	(254)	(299)
Amortization	-	-	-
Deconsolidation of Subsidiary	45	254	299
Balance as of Dec. 31, 2023	-	-	-
Carrying amount as of Jan. 1, 2023	-	3	3
Carrying amount as of Dec. 31, 2023	-	-	-

	Website	Software	Total
	kEUR	kEUR	kEUR

Historical cost
Balance as of Jan. 1, 2022	45	222	267
Additions	-	35	35
Balance as of Dec. 31, 2022	45	257	302
Accumulated amortization
Balance as of Jan. 1, 2022	(38)	(23)	(61)
Impairment	(1)	(169)	(170)
Amortization	(6)	(62)	(68)
Balance as of Dec. 31, 2022	(45)	(254)	(299)
Carrying amount as of Jan. 1, 2022	7	199	206
Carrying amount as of Dec. 31, 2022	-	3	3

The amortization expenses for the acquired intangible assets amounting to kEUR - (2022: kEUR 68) are included in development (kEUR -, 2022: kEUR 44), selling and distribution costs (kEUR -, 2022: kEUR 6) and general and administrative expenses (kEUR -, 2022: kEUR 18).

The impairment is the result of the impairment test performed based on different triggering events in 2022 and 2023. For further details see note 4.12.3 Impairment test of assets.

On May 19, 2023, the Sono N.V. lost control of Sono Motors and Sono Motors assets and liabilities were derecognized from the consolidated position. For further information see note 3. Basis of consolidation.

7.2	Property, plant and equipment

	Equipment / Hardware	Construction in progress	Total
	kEUR	kEUR	kEUR
Acquisition or manufacturing costs
Balance as of Jan. 1, 2023	1,715	38,769	40,484
Additions	2	3,840	3,842
Deconsolidation of Subsidiary	(1,717)	(42,609)	(44,326)
Acquisition or manufacturing costs Dec. 31, 2023	-	-	-
Accumulated depreciation and impairment
Balance as of Jan. 1, 2023	(1,344)	(38,473)	(39,817)
Impairment	(2)	(3,840)	(3,842)
Depreciation	(29)	-	(29)
Deconsolidation of Subsidiary	1,375	42,313	43,688
Balance as of Dec. 31, 2023	-	-	-
Carrying amount Jan. 1, 2023	371	296	667
Carrying amount Dec. 31, 2023	-	-	-

	Equipment / Hardware	Construction in progress	Total
	kEUR	kEUR	kEUR
Acquisition or manufacturing costs
Balance as of Jan. 1, 2022	1,048	705	1,753
Additions	667	38,064	38,731
Acquisition or manufacturing costs Dec. 31, 2022	1,715	38,769	40,484
Accumulated depreciation and impairment
Balance as of Jan. 1, 2022	(269)	-	(269)
Impairment	(791)	(38,473)	(39,264)
Depreciation	(284)	-	(284)
Balance as of Dec. 31, 2022	(1,344)	(38,473)	(39,817)
Carrying amount Jan. 1, 2022	779	705	1,484
Carrying amount Dec. 31, 2022	371	296	667

The additions mainly relate to capitalization of prepayments made for assets under construction in relation to the preparation for serial production of the Sion. In 2022, this included advance payments (acquisition cost kEUR 16,348) made to the contract manufacturer (Valmet) in 2022 for production tools to be used for the future production of Sions. In 2023, expenditure on Sion related property plant and equipment ceased due to the termination of the Sion passenger car program.

The impairments are the result of the impairment tests performed based on different triggering events in 2022 and 2023. For further details see note 4.12.3 Impairment test of assets and note 6.2 Cost of development expenses.

On May 19, 2023, the Sono N.V. lost control of Sono Motors and Sono Motors assets and liabilities were derecognized from the consolidated position. For further information see note 3. Basis of consolidation.

7.3	Right-of-use assets

Sono Motors leases buildings and warehouses at its headquarters in Munich and three electrical cars including batteries. At the end of the 2022 reporting period, the remaining lease terms for the buildings were 4 to 8 years and for the cars 2 to 3 years.

The below table presents details on the lease agreements of Sono Motors:

	Buildings	Cars and equipment	Total
	kEUR	kEUR	kEUR
Right-of-use assets on January 1, 2023	778	12	790
Depreciation of right-of-use assets	(75)	(3)	(78)
Deconsolidation of Subsidiary	(703)	(9)	(78)
Right-of-use assets on December 31, 2023	-	-	-

Interest expense on lease liabilities	48	1	49
Expense relating to short-term leases	80	-	80
Total cash outflow for leases	251	5	256

	Buildings	Cars and equipment	Total
	kEUR	kEUR	kEUR
Right-of-use assets on January 1, 2022	2,997	21	3,018
Additions to right-of-use assets	-	8	8
Lease modifications	(26)	-	(26)
Impairment	(1,742)	(6)	(1,748)
Depreciation of right-of-use assets	(451)	(11)	(462)
Right-of-use assets on December 31, 2022	778	12	790

Interest expense on lease liabilities	83	3	86
Expense relating to short-term leases	125	4	129
Total cash outflow for leases	502	13	515

	Buildings	Cars and equipment	Total
	kEUR	kEUR	kEUR
Right-of-use assets on January 1, 2021	1,906	31	1,937
Additions to right-of-use assets	1,496	-	1,496
Depreciation of right-of-use assets	(405)	(10)	(415)
Right-of-use assets on December 31, 2021	2,997	21	3,018

Interest expense on lease liabilities	52	4	56
Expense relating to short-term leases	-	-	-
Total cash outflow for leases	423	12	435

At the end of the reporting period, Sono Group has lease commitments for short-term leases of kEUR - (2022: kEUR 150). At the end of both the reporting period and the prior fiscal year, there were no obligations from sale and leaseback transactions or leasing of low-value assets. In the reporting period, expenses relating to variable lease payments not included in the measurement of lease liabilities amounted to kEUR 24 (2022: kEUR 27).

The impairment was the result of the impairment test performed based on a triggering event. For further details see note 4.12.3 Impairment test of assets and note 6.2 Cost of development expenses.

The Group had entered several leasing agreements for buildings that offer an extension option. As of the 2022 balance sheet date, in all of these cases, the Group was reasonably certain to exercise the extension option. Therefore, the extension options were included in determining the carrying amounts of the lease liabilities and right-of-use assets for these buildings.

On May 19, 2023, the Sono N.V. lost control of Sono Motors and Sono Motors assets and liabilities were derecognized from the consolidated position. For further information see note 3. Basis of consolidation.

7.4	Other noncurrent financial assets

In 2023, other noncurrent financial assets consisted of a sublease asset (kEUR 987) and security deposits (kEUR 50).

Sono N.V. acts as a sublessor in the lease agreement of its headquarters in Munich. The tenant is Sono Motors. Upon deconsolidation, the sublease asset was recognized in the consolidated financial statements. Previously, the asset would have been classified as a right of use asset.

In 2022, other noncurrent financial assets (kEUR 158) consist largely of security deposits.

The decrease of security deposits in 2023 is due to the deconsolidation of Sono Motors. For further information see note 3. Basis of consolidation.

For details on expected credit losses, please refer to note 8.1.2 Credit risk.

7.5	Other current financial assets

The below table displays information on financial instruments included in other current financial assets:

	Dec. 31, 2023	Dec. 31, 2022
	kEUR	kEUR

Sublease asset	143	-
PayPal reserve	-	395
Receivables from crowdfunding and deposits	-	162
Debtors creditors	13	463
Current trade receivables	-	24
Other	-	90
Total	156	1,134

The majority of the decrease in the other current financial asset balance is due to Sono Motors’ assets and liabilities being derecognized from the consolidated position. For further information see note 3. Basis of consolidation.

Sono N.V. acts as a sublessor in the lease agreement of its headquarters in Munich. The tenant is Sono Motors. Upon deconsolidation, the sublease asset was recognized in the consolidated financial statements. Previously, the asset would have been classified as a right of use asset.

7.6	Other current non-financial assets

The below table displays details included in other current non-financial assets:

	Dec. 31, 2023	Dec. 31, 2022
	kEUR	kEUR

Prepayments to contract manufacturer for development services	-	4,019
Prepayments to contract manufacturer for property, plant and equipment	-	9,241
Prepaid expenses	123	4,071
VAT and other taxes	146	6,739
Other	-	145
Total	266	24,215

The prepayments in 2022 were mainly for property, plant and equipment (kEUR 9,241) and parts and engineering services (kEUR 4,019) for the construction of the Sion prototypes and to the contract manufacturer. With the termination of the Sion passenger car program, the prepayments made to contract manufacturer were refunded to the Sono Group in 2023. An amount of kEUR 14,962 was received which was greater than the carrying value of the prepayments and therefore an adjustment of kEUR 1,702 was recognized in 2023. In 2022, prepaid expenses largely consist of insurance and software subscriptions. The decrease in the prepaid expenses balance is due to a significant decrease in the insurance prepaid expenses and due to Sono Motors’ assets and liabilities being derecognized from the consolidated position. For further information see note 3. Basis of consolidation.

The majority of the decrease in the VAT asset balance is due to Sono Motors’ assets and liabilities being derecognized from the consolidated position. In 2022, kEUR 3,098 of the VAT and other taxes relates to VAT paid on EU-invoices, which is reclaimable under EU law. A respective claim for reimbursement was submitted in 2023.

7.7	Cash and cash equivalents

Cash and cash equivalents include the following amounts:

	Dec. 31, 2023	Dec. 31, 2022
	kEUR	kEUR

Bank balances	7,412	29,352
Deposits	-	1,006
Allowance for expected credit losses	-	(1)
Total	7,412	30,357

Deposits are balances held with the service provider that processes advance payments received from customers which were mainly received during the crowd-funding campaign in December 2022. The movement in this balance is due to Sono Motors’ assets and liabilities being derecognized from the consolidated position. For further information see note 3. Basis of consolidation.

For details on expected credit losses, please refer to note 8.1.2 Credit risk.

7.8	Equity

Total equity of Sono Group comprises subscribed capital, capital reserves, other reserves and accumulated deficit. The subscribed capital amounts to kEUR 10,840 (2022: kEUR 9,957) and represents 108,667,115 (2022: 93,946,073) fully paid-in member shares with a par value of EUR 0.06 (ordinary shares, 2022: EUR 0.06) and EUR 1.50 (high voting shares, 2022: EUR 1.50). Capital reserves include any amounts paid in by the owners that exceed the member shares’ par value. Other reserves include mainly effects from equity-settled stock-options. Accumulated deficit consists of losses from prior periods.

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

On June 13, 2022, the Ordinary Share Purchase Agreement between the Company and Berenberg was signed. This committed equity facility (the “CEF”) provided Sono Group with the right, without obligation, to sell and issue up to kUSD 150,000 of its ordinary shares (at a discount to the volume-weighted average price on the date a purchase notice is deemed delivered from the Group to Berenberg) over a period of 24 months to Berenberg at the sole discretion of Sono Group, subject to certain limitations and conditions set out in the respective agreement (including the filing and securing effectiveness of the registration statement) with one of the key limitations being the trading volume of Sono N.V.’s stock. In particular, the terms of the agreement limited the number of shares that Sono could decide to sell to Berenberg on any given day to 20% of the trading volume on such day. During 2022 the Company sold to the Investor the total of 8,748,433 ordinary shares for the total gross proceeds of kUSD 17,460 (kEUR 17,254). In accordance with IAS 32, transaction costs were recognized directly in equity in an amount of kEUR 771 as a deduction to capital reserves.

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

Also on December 7, 2022, the Company entered into the ATM Sales Agreement with B. Riley Securities, Inc., Berenberg Capital Markets LLC and Cantor Fitzgerald & Co. (“agents”). The ATM Sales Agreement provides Sono Motors with the right to sell ordinary shares to the agents at the sole discretion of Sono Motors, subject to certain limitations and conditions. To register potential future sales under the ATM Sales Agreement, the Company filed a shelf registration statement on Form F-3 registering up to kUSD 135,000 of shares that may be sold under ATM Sales Agreement. The issuance and sale, if any, of these shares is subject to the effectiveness of the registration statement. As of the date hereof, no sales have been made pursuant to the ATM Sales Agreement. We are currently not eligible to use our Form F-3 and, consequently, our ATM Sales Agreement.

Regarding changes in equity due to share-based compensation see note 9.3 Remuneration based on shares (share-based payment).

In 2021, the following events with regard to equity took place:

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

In the IPO on November 17, 2021, Sono Group offered 10,000,000 ordinary shares with a par value of EUR 0.06 at a price of USD 15.00 each. The underwriters had an additional greenshoe option to 1,500,000 ordinary shares with a par value of EUR 0.06 at a price of USD 13.95 each. All offered shares were sold and the underwriters exercised their greenshoe option. In total, Sono Group raised kUSD 160,425 (kEUR 142,334) through the IPO, after underwriting discounts and commissions. In accordance with IAS 32, further transaction costs of the IPO were recognized directly in equity as a deduction from capital reserves. The total amount of IPO-related transaction costs deducted from capital reserves is kEUR 2,825.

Upon the IPO, the mandatory convertible notes issued in 2020 (carrying amount: kEUR 9,661) were fully converted into equity. The investors of the mandatory convertible notes received a total of 737,664 ordinary shares with a par value of EUR 0.06 per share.

The conditional settlement payment to one of the owners of Sono N.V. was due upon completion of the IPO. The corresponding liability was debited to other reserves.

7.9	Advance payments received from customers

Advance payments received from customers are VAT exclusive and include the following amounts:

	Dec. 31, 2023	Dec. 31, 2022
	kEUR	kEUR

Current - advance payments received from customers	-	354
Non-current - advance payments received from customers	-	49,288
	-	49,642

The current portion of the liability represents the cancellation requests received from customers who were eligible to cancel their reservations as of December 31, 2022, and therefore would have been needed to be repaid immediately if canceled.

Depending on the general terms and conditions, in some cases, a cancellation by the customer was possible in less than twelve months. Customers could provide their advance payments in several installments, the latest of which determines the applicable cancellation policy. As of December 31, 2022, for customers who made their latest installment on or before November 25, 2020, cancellation was possible at any time. For customers who made their latest installment later than November 25, 2020, but before November 3, 2021, cancellation was possible on August 1, 2023, or later. For customers who made their latest installment on or after November 3, 2021, cancellation was possible on January 1, 2024, or later. Deviating from these conditions, in November 2020, Sono Group approached all German-speaking customers that had made their latest installment during the crowdfunding campaign from December 1, 2019, until and including January 20, 2020, and asked them to accept a change in the terms and conditions to waive their cancellation right until December 31, 2022. In effect, those customers who accepted the change may cancel their advance payment on January 1, 2023, or later. For customers who increased their reservation during the crowdfunding campaign, between December 8 and December 31, 2022, the then accepted terms and conditions were designed to supersede the original terms and conditions from the original reservation. For those customers, cancellation was deemed to be possible on January 1, 2025.

As of December 31, 2022, 17% of the total advanced payments were cancelable, 31% were cancelable from January 1, 2023, 9% were cancelable from July 1, 2023, 5% were cancelable from January 1, 2024 and 39% were cancelable from January 1, 2025. The percentages calculated are based on the nominal values of the advance payments excluding IFRS adjustments (interest effect).

The table below shows the changes in the advance payments received from customers:

	2023	2022
	kEUR	kEUR

Balance as of January 1	49,462	44,756
Additions	23	4,688
Repayment	(2,372)	(1,448)
Net interest	(5,172)	1,646
Reclassification to current	-	(354)
Donation	(870)	-
One-time bonus	2,157	-
VAT gross up	7,827	-
Deconsolidation of Subsidiary	(51,235)	-
Balance as of December 31	-	49,288

On February 24, 2023, Sono Group decided to terminate the Sion passenger car program due to a lack of available funding and to pivot the business model to exclusively retrofitting and integrating Sono Group’s solar technology onto third party vehicles. Since there will no longer be delivery of the car, advance payments are due back to customers.

Sono Group proposed a payment plan to reimburse reservation holders for advance payments made in three installments ( May 2023, June 2024 and January 2025). Reservation holders who accepted the payment plan would have received a one-time bonus of 5% on the amount of the advance payment to be paid with the third installment. Reservation holders could also have waived repayment and donated the balance to Sono Group.

Due to the change in the IFRS standard applicable from IFRS 15 to IFRS 9, the following financial effects occurred: the accrued interest, previously accumulated (kEUR 5,172), was reversed since the balances are due immediately upon termination and due to the change in the IFRS standard applicable from IFRS 15 to IFRS 9. Due to the Sion termination the transactions no longer conform with IFRS 15 and the related balance is changed to a financing liability as the car will no longer be delivered. Also, the amounts due to the reservation holders are inclusive of VAT, and a VAT expense was recognized. When amounts are refunded or discharged, a VAT refund can be claimed.

7.10	Financial liabilities

7.10.1	Financial liabilities overview

The below table shows the changes in loans:

Nominal amounts	Loan 1	Subordinated loans (crowd- funding)	Convertible debentures**	Total
	kEUR	kEUR	kEUR	kEUR
January 1, 2022*	1,285	2,500	-	3,785
Addition	-	-	29,485	29,485
Accrued interest	50	149	62	261
Repayment	(16)	(150)	-	(166)
Effect of currency translation	-	-	(327)	(327)
Conversion to equity	-	-	(234)	(234)
December 31, 2022	1,319	2,499	28,986	32,804
Accrued interest	20	54	1,698	1,244
Effect of currency translation	-	-	(747)	(747)
Deconsolidation of subsidiary	(1,339)	(2,553)	-	(3,892)
Conversion to equity	-	-	(10,234)	(10,234)
December 31, 2023	-	-	19,703	19,703

*	including nominal interest accrued in previous periods if applicable
**

amounts are translated into kEUR, the original nominal amount was kUSD 31,100; amounts presented are for the 2022 convertible debentures and the modified convertible debentures; amounts presented are the sum of the host contracts, embedded derivatives and deferred day-one losses or gains

Carrying amounts	Loan 1	Subordinated loans (crowd- funding)	Convertible debentures*	Total
	kEUR	kEUR	kEUR	kEUR
January 1, 2022	1,285	2,465	-	3,750
Initial recognition	-	-	28,354	28,354
Subsequent measurement	49	159	697	905
Derecognition	(16)	(149)	-	(165)
Effect of currency translation	-	-	(317)	(317)
Conversion to equity	-	-	(286)	(286)
December 31, 2022	1,318	2,475	28,448	32,241
Subsequent measurement	19	57	6,338	6,414
Deconsolidation of subsidiary	(1,337)	(2,532)	-	(3,869)
Effect of currency translation	-	-	(723)	(723)
Conversion to equity	-	-	(10,902)	(10,902)
December 31, 2023	-	-	23,161	23,161

*

amounts presented are for the 2022 convertible debentures and the modified convertible debentures; amounts presented are the sum of the host contracts, embedded derivatives and deferred day-one losses or gains

Loan 1

Loan 1 consists of nine individual loans with an aggregate nominal value of kEUR 1,225, and interest rate of 4% p.a. and had a maturity of December 2023. For six of these loans, in 2020 and 2021, Sono Group agreed with the lender to accrue interest without compounding instead of paying out interest each year. At the end of 2022, there were four loan holders that requested the interest payments. These loans were not repaid in December 2023 due to the insolvency proceedings (see note 1.1 Insolvency proceedings) and the creditor settlement agreement.

Subordinated loans (crowdfunding)

These loans consisted of several crowdfunding loans with interest rates of 6% p.a. and different terms, varying between less than one year and up to 4 years. The issuing period ended in December 2020. The last payment was due in 2024. Due to the insolvency proceedings (see note 1.1 Insolvency proceedings) and the creditor settlement agreement, these loans will no longer be repaid.

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

Convertible debentures

On December 7, 2022, December 8, 2022, and December 20, 2022, the Company issued convertible debentures to Yorkville in three tranches with an aggregate nominal amount of kUSD 31,100 (kEUR 29,485) and an interest rate of 4% p.a. (12% p.a. upon event of default or “triggering event”). The 2022 convertible debentures are convertible into ordinary shares of the Company. The number of ordinary shares issuable upon conversion is determined by dividing the conversion amount (portion of principal and/or accrued interest to be converted) by the conversion price. The conversion price was the lower of USD 1.75 and 96.5% of the minimum daily volume-weighted average price on the seven trading days before conversion but not lower than the Floor Price of USD 0.15.

Any conversion was subject to certain limitations and conditions, including that Yorkville shall not have the right to convert any portion of the debentures or receive ordinary shares that would result in it and its affiliates beneficially owing in excess of 4.99% of the number of ordinary shares outstanding immediately after conversion.

Further limitations were the trading volume, the conversion price of the shares, and the conversion amount. A minimum conversion amount of kUSD 2,500 should have been converted per calendar month except in the event of default or if the daily VWAP is below USD 0.15 for the defined period (triggering event). The monthly amount of principal to be converted, may not exceed the higher of 20% of the monthly dollar trading volume of Sono Group’s ordinary shares or kUSD 5,000 of principal amount of the debentures except in the event of default or with respect to conversions utilizing the “fixed conversion price” of USD 1.75.

If not converted (either partially or in whole), the 2022 convertible debentures were repayable, including interest, at maturity in December 2023. In case the contractually defined “triggering event” occurred the outstanding principal balance at that time would have be due in equal monthly installments over the remaining life of the debentures (including accrued interest (increased to 12% p.a.) and a 6% payment premium). The agreement was subject to several default event clauses, which could have accelerated repayment.

The contractual rights, in particular the conversion rights, can lead to changed cash flows and represent embedded derivatives, so that the contracts each consisted of a host contract and embedded derivatives as financial instruments. The embedded derivatives (measured at FVTPL) were separated from the host (measured at amortized cost) and accounted for separately, as the economic characteristics and risks are not closely related to the host. The conversion rights of the 2022 convertible debentures were not an equity instrument but a liability, as the conversion features of the loan lead to a conversion into a variable number of shares. The conversion features and any other options provided for in the contracts of the 2022 convertible debentures that have to be bifurcated were treated as a combined embedded derivative as they share the same risk exposure and are interdependent. As the fair value of the 2022 convertible debentures (total fair values of the host contract and embedded derivatives) differed from the transaction price at initial recognition, this difference was deferred (day-one loss). The carrying amount of the host contracts and embedded derivatives are presented in the same financial statement line item net of the deferred day-one losses or gains. The deferred day-one losses were amortized pro rata on a straight-line basis until the end of May 2023 as this was the expected date for the last conversion.

On December 21, 2022, the Company converted a portion of the nominal and accrued interest amount, kUSD 250 (kEUR 234) into equity by issuing 275,968 ordinary shares. The converted portion was deducted pro rata from the carrying amount of the host contract and the embedded derivatives (in total kEUR 286).

From January 1, 2023, through March 31, 2023 and in accordance with the 2022 convertible debenture agreements from December 7, December 8, and December 20, 2022, between the Company and Yorkville, the Company issued 14,625,800 ordinary shares to Yorkville to convert a principal amount of kUSD 10,850 (kEUR 10,099) plus accrued interest of kUSD 145 (kEUR 135).

In November 2023, the contractual terms of the 2022 convertible debentures were renegotiated and significantly amended. The amendment resulted in substantially different terms of the contract and, consequently, in derecognition of the original financial liability. A new financial liability, the modified convertible debentures, was recognized.

The significant differences to the 2022 convertible debentures are as follows: If not converted (either partially or in whole), the modified convertible debentures are repayable, including interest, at maturity in July 1, 2025; The conversion price is the lower of USD 0.25 and 85% of the minimum daily volume-weighted average price on the seven trading days before conversion but not lower than the Floor Price of 20% of the closing price on the trading day immediately prior to the effective date of the amendment to convertible debentures, dated as of November 17, 2023; The trading volume limitations are the same as the 2022 convertible debentures other than the change in the”fixed conversion price”.

The deferred day-one gains will be amortized pro rata on a straight-line basis until the end of October 2024.

7.10.2	Noncurrent financial liabilities

The below table displays details on items included in other noncurrent financial liabilities:

	Dec. 31, 2023	Dec. 31, 2022
	kEUR	kEUR

Loans	-	2,459
Lease liabilities	987	2,190
Total	987	4,649

For further details regarding the conditions of the other noncurrent financial liabilities, we refer to note 7.10.1 Financial liabilities overview.

7.10.3	Current financial liabilities

The below table displays details on items included in current financial liabilities:

	Dec. 31, 2023	Dec. 31, 2022
	kEUR	kEUR

Loans	23,161	29,782
Affiliated company balance	14,798	-
Lease liabilities	143	443
Total	38,102	30,225

The affiliate company balance relates to amounts owed to Sono Motors with no repayment terms and therefore classified as current. This balance was settled in 2024 as part of the Plan to exit insolvency that was presented and accepted by the court. See note 9.7.1 Exit from insolvency.

For further details regarding the conditions of the other financial liabilities, we refer to note 7.10.1 Financial liabilities overview.

7.11	Other noncurrent non-financial liabilities

The other non-current non-financial liabilities as of December 31, 2022 (kEUR 469) relate to government grants for long-term projects. Sono Group N.V. has received a grant from the European Climate, Infrastructure and Environmental Executive Agency (CINEA) for the development of electric vehicles and smart charging infrastructure. This project will enable and facilitate the mass deployment of electric vehicles and the accompanying smart charging infrastructure. Sono Group N.V. has received pre financing, the purpose of which is to provide the beneficiary with a float. Due to grant conditions and duration of the project, the pre-financing was classified as non-current liability as the completion of the grant conditions or the potential repayment if the grant conditions are not met wasn’t expected to occur within a year of December 31, 2022.

The decision was taken to exit the project after the termination of the Sion and the remaining balance will be claimed via the creditor claim process related to the insolvency. Income related to the project of kEUR 16 was recognized in 2023.

7.12	Trade and other payables

The below table displays details on items included in trade and other payables:

	Dec. 31, 2023	Dec. 31, 2022
	kEUR	kEUR

Trade payables	1,221	5,842
Other payables	270	5,815
Contract liabilities	-	42
Total	1,491	11,699

The majority of the decrease in the other current financial asset balance is due to Sono Motors’ assets and liabilities being derecognized from the consolidated position, along with the decrease in expenditure due to the termination of the Sion and the control over expenditure during the insolvency process. For further information see note 3. Basis of consolidation.

7.13	Current other liabilities

The below table displays details on items included in other current liabilities:

	Dec. 31, 2023	Dec. 31, 2022
	kEUR	kEUR

Accruals and deferrals	-	1,108
Employee tax liabilities (wage and church tax)	-	518
Tax liabilities (taxes and interest)	-	49
Current employee benefit liabilities (incl. social security)	-	142
Miscellaneous other liabilities	3	6
Total	3	1,823

The majority of the decrease in the other current financial asset balance is due to Sono Motors’ assets and liabilities being derecognized from the consolidated position. For further information see note 3. Basis of consolidation.

7.14	Provisions

The table below presents information on the movements and carrying amounts of provisions over the course of the reporting period.

	Balance as of	Usage	Additions	Deconsolidation	Balance as of
	Jan. 1, 2023				Dec. 31, 2023
	KEUR	kEUR	kEUR	kEUR	kEUR

Other provisions	118	(118)	397	-	397
Personnel provisions	341	-	41	(382)	-
Parental guarantee provision	-	-	52,232	-	52,232
Financial statements	2,017	(2,017)	1,231	-	1,231
Total	2,476	(2,135)	53,901	(382)	53,860

	Balance as of	Usage	Additions	Reversals	Balance as of
	Jan. 1, 2022				Dec. 31, 2022
	KEUR	kEUR	kEUR	kEUR	kEUR

Other provisions	65	(65)	118	-	118
Personnel provisions	-	-	341	-	341
Financial statements	2,137	(2,137)	2,017	-	2,017
Total	2,202	(2,202)	2,476	-	2,476

The current provisions as of December 31, 2023 mainly relates to services to prepare consolidated annual financial statements in accordance with IFRS and services provided by the independent auditor (2023: kEUR 1,231; 2022: kEUR 2,017), and a legal case with an employee (2023: kEUR -; 2022: kEUR 287) included in personnel provisions. In February 2022, a former employee filed a claim in court against Sono Motors GmbH. The former employee asserts that the termination of his employment relationship by us was not justified and seeks re-employment. In May 2022, the former employee expanded the claims to recover certain benefits, which he claims to have a value of kEUR 14,200. Sono Group calculated a provision of kEUR 287 relating to the claim for certain benefits and recognized this in 2022. In December 2022, the court decided that the termination was not justified and the person was employed again. The court rejected the claims to recover certain benefits, and as of the balance sheet date it was assessed that an appeal was likely. In February 2023, the employee filed an appeal against this part of the court’s decision. In August 2023, the claim was settled with the former employee for kEUR 70.

Sono N.V. signed a hard comfort letter for the benefit of Sono Motors and had the obligation to provide Sono motors with financial resources in such a way that Sono Motors is able to meet all its current and future obligations as the obligations fall due for payment. This obligation is recognized as a provision in 2023.

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

The table below reconciles the opening and ending balance for loss allowances for other current and noncurrent financial assets as well as cash and cash equivalents as of December 31:

Total
kEUR

Opening loss allowance as of January 1, 2022	10
Additions recognized in profit or loss during the period	2
Reversals recognized in profit or loss during the period	(7)
Closing loss allowance as of December 31, 2022	5

Opening loss allowance as of January 1, 2023	5
Reversals recognized in profit or loss during the period	(5)
Closing loss allowance as of December 31, 2023	-

The table below displays the gross carrying amount of other current and noncurrent financial assets as well as cash and cash equivalents by credit risk rating grades.

	Credit risk rating grade	Gross carrying amount (12m ECL)
		kEUR

December 31, 2022	Risk class 1	31,654
December 31, 2023	Risk class 1	8,462

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

In December 2022, lacking more favorable financing offers, the Company issued convertible debentures in an aggregate nominal amount of kUSD 31,100 and an interest rate of 4% p.a. (12% p.a. upon the event of default or “triggering event”). In the case of the contractually defined “triggering event” the outstanding principal balance at that time will be due in equal monthly installments over the remaining life of the debentures (including accrued interest (increased to 12% p.a.) and a 6% payment premium). The agreement is subject to several default event clauses, which could accelerate repayment. For further information see note 7.10.1 Financial liabilities overview. Therefore, increased liquidity risk did arise from the contract. At the balance sheet date there was no triggering or default event, and it was expected that the full amount outstanding will be converted and therefore contractual undiscounted payments were expected to be zero. Finally, in order to have a chance to realize the start of production in the first half of 2024, Sono started a Crowdfunding campaign in December 2022 with the aim to raise approximately kEUR 105,000 through customer prepayments and investor financing. As the campaign concluded unsuccessfully in February 2023, the Sion passenger car program was terminated, which in turn required Sono Group to repay all customer advance payments, as well as any potential supplier claims arising from the termination. This was not possible due to the limited remaining liquidity and therefore, in May 2023, the Sono Group entities applied to the relevant courts to open self-administered insolvency proceedings. For further information see note 1.1. Filing for insolvency.

In the past, given that management was aware of the high liquidity risk, Sono Group’s liquidity management focused on the availability of cash and cash equivalents for operational activities, repayments of liabilities, development expenses and further fixed asset investments by means of budget planning and appropriate reactions to expected cash restrictions.  Sono Group has established an appropriate approach to managing short-, medium- and long-term financing and liquidity requirements. It originally managed liquidity risks by holding cash reserves, raising funding through share issues and debt financial instruments, as well as by monitoring forecasted and actual cash flows. To monitor the availability of liquidity, cash flow forecasts are developed on a regular basis. Based on these cash flow forecasts, a run rate, which displays the period Sono Group is able to carry on its current operations without additional financing, is determined. As a safeguard for legal risks associated with liquidity issues, due to the high liquidity risk, especially during 2022 when financing attempts proved unsuccessful and the reserve initially held for the potential risk to repay customer prepayments was partially used for Sion related payment obligations, external legal advice has been sought in order to comply with German insolvency laws. This finally led to the decision of management in May 2023 to file for insolvency.

As part of the restructure which resulted in the successful emergence from insolvency, the Yorkville Agreements became effective in January 2024 (see note 9.7.3 Funding and restructuring agreement). This funding is closely linked to the  underlying Solar Bus Kit business plan and therefore management’s focus related to managing liquidity will be on the close control that the business plan assumptions will be met. Due to the limited funding that is planned to be provided by Yorkville until end of the second quarter of 2025 (2022: end of 2024) and based on the due date of the repayment obligation of the modified convertibles in July 2025 together with the dependency to successfully raise further funding from investors, Sono Management continues to assess liquidity risk to be high. Also refer to note 4.12.1 Going concern.

The table below summarizes the maturity profile of Sono Group’s financial liabilities based on contractual undiscounted payments:

	Carrying amount	< 1 year	1 to 5 years	>5 years
	kEUR	kEUR	kEUR	kEUR

Trade and other payables	1,221	1,221	-	-
Loans*	23,161	19,701	-	-
Lease liabilities	1,130	167	670	391
Total December 31, 2023	25,512	21,089	670	391

* As of the balance sheet date it was likely that the full amount outstanding of the convertible debentures will be converted, however the impact of the convertible loans being repaid is shown.

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

In 2022 and prior, Sono Group was exposed to the risk of being charged negative interest rates on its bank deposits at a fixed interest rate. In the reporting period, negative interest charges amount to kEUR - (2022: kEUR 287; 2021: kEUR 156) and is disclosed as part of bank charges in note 6.4 General and administrative expenses. In 2023, the market interest rate has increased in comparison to prior years and there is likely no longer the risk of being charged negative interest on bank deposits based on current conditions.

Interest rate exposure is monitored on an ongoing basis. As a measure to reduce such risk, payment of trade and other payables is streamlined accordingly.

8.1.5	Share price risk

Share price risk relates to the risk of losses resulting from the unfavorable development of share prices. Sono Group is exposed to its own share price risk due to the conversion rights for Yorkville embedded in the 2022 and modified convertible debentures. For details relating to the 2022 and modified convertible debentures, please refer to note 7.10.1 Financial liabilities overview. As of December 31, 2023 and December 31, 2022, the convertible debentures were subjected to a sensitivity analysis with regard to share price risk. The hypothetical effects to profit or loss in case of a change in Sono Group N.V.’s share price are presented in section 8.3.2 Carrying amounts and fair values. Currently, the shares are not listed on Nasdaq or any other exchange due to the delisting (see note 9.7.6 Nasdaq delisting) and quoted on over-the-counter markets. Share price development is monitored regularly and it is determined on a case by case basis whether any specific action is required.

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

Sono Group had the following carrying amounts of exposures in foreign currency:

	December 31, 2023	December 31, 2022
	kEUR	kEUR
Cash
USD	191	16,465
Convertible debentures (all components)
USD	23,161	28,448
Trade payables
USD	118	549
SEK	-	128
GBP	-	267
CHF	-	15
PLN	-	-
	23,483	45,872

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

EUR appreciation by 10%	December 31, 2023	December 31, 2022
	kEUR	kEUR
USD	2,100	1,139
SEK	-	12
GBP	-	24
CHF	-	1
PLN	-	0
	2,100	1,176

Based on the respective exchange rates at the end of the reporting period, a hypothetical depreciation of the EUR compared to the foreign currencies by 10% would have resulted in the following effect on consolidated profit before taxes.

EUR depreciation by 10%	December 31, 2023	December 31, 2022
	kEUR	kEUR
USD	(2,567)	(1,392)
SEK	-	(14)
GBP	-	(30)
CHF	-	(2)
PLN	-	(0)
	(2,567)	(1,438)

8.2	Capital management

For the purpose of Sono Group’s capital management, capital includes share capital and all other equity reserves attributable to equity holders. The total amount of capital in the reporting year was kEUR (85,572) (2022: kEUR (43,513)). The primary objective of Sono Group’s capital management is to maximize shareholder value through investment in its development activities. Capital requirements are based on short- to medium-term forecasts, and Sono Group assesses various financing options when needed.

As of December 31, 2023, based on the stage of the business cycle of Sono Group’s solar product, the Group relies almost exclusively on external financing.

For information on the capital raised in 2022 and 2023, please refer to note 7.8 Equity. For events after the balance sheet date see note 9.7. Subsequent events.

8.3	Additional information on financial instruments

8.3.1	Offsetting of financial assets and liabilities

Sono Group neither applies offsetting in the balance sheet nor has any instruments that are subject to a legally enforceable master netting arrangement or a similar agreement.

8.3.2	Carrying amounts and fair values

The table below displays information on fair value measurements, carrying amounts and categorization of financial instruments of Sono Group.

	December 31, 2023
kEUR	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Sublease asset	987	AC	979	2
Security deposits	50	AC	43	2
Current financial assets
Other financial assets
Sublease asset	143	AC	166	2
Debtor creditors	13	AC	n/a*	n/a
Cash and cash equivalents	7,412	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Lease liabilities	987	-	-	-
Current financial liabilities
Financial liabilities
Loans	-	FLAC	n/a*	n/a
Affiliate payable	14,798	FLAC	n/a*	n/a
Convertible debentures (host contracts)	15,042	FLAC	16,771	3
Convertible debentures (embedded derivatives)	5,808	FVTPL	5,808	3
Convertible debentures (deferred day-one gain)	2,311	-	-
Lease liabilities	143	-	-	-
Trade Payables	1,221	FLAC	n/a*	n/a
Other payables	270	FLAC	n/a*	n/a
Contract liabilities	-	-	-	-

*	The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

	December 31, 2022
kEUR	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Security deposits	156	AC	131	2
Other assets	2	AC	n/a*	n/a
Current financial assets
Other financial assets
Paypal reserve	395	AC	n/a*	n/a
Receivables from crowdfunding and deposits	162	AC	n/a*	n/a
Debtor creditors	463	AC	n/a*	n/a
Current trade receivables	24	AC	n/a*	n/a
Current trade receivables (affiliated companies)	-	AC	n/a*	n/a
Other	90	AC	n/a*	n/a
Cash and cash equivalents	30,357	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans	2,459	FLAC	2,265	3
Lease liabilities	2,190	-	-	-
Current financial liabilities
Financial liabilities
Loans	1,334	FLAC	n/a*	n/a
Convertible debentures (host contracts)	26,146	FLAC	26,735	3
Convertible debentures (embedded derivatives)	5,575	FVTPL	5,575	3
Convertible debentures (deferred day-one losses)	(3,273)	-	-
Lease liabilities	443	-	-	-
Trade Payables	5,842	FLAC	n/a*	n/a
Other payables	5,815	FLAC	n/a*	n/a
Contract liabilities	42	-	-	-

*	The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

The carrying amounts of each of the categories listed above as defined according to IFRS 9 as of the reporting dates were as follows:

	Dec. 31, 2023	Dec. 31, 2022
	kEUR	kEUR

Financial assets measured at amortized cost (AC)	8,462	31,649
Financial liabilities measured at amortized cost (FLAC)	31,204	41,596
Financial liabilities measured at fair value through profit or loss (FVTPL)	5,808	5,575

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

In 2022, the fair values of the two components of each of the 2022 convertible debentures, i.e., the host contract and the combined embedded derivatives, were determined as follows: First, the fair value of the hybrid financial instrument was determined by applying a simulation model (valuation technique) in which expected cash flows were based on expectations regarding the volume and point in time of conversion. In this simulation model with 50,000 simulated paths, the daily share prices were modeled based on a geometric Brownian motion with a drift rate equal to the risk-free interest rate over a one-year period. The conversion price was determined as the minimum of the simulated share prices during the seven-day period immediately preceding each assumed conversion date. As long as the simulated share price remained at or above USD 0.15, the number of shares issued at each assumed conversion date resulted from dividing the assumed conversion amount by the simulated conversion price. Otherwise, the contractually agreed repayment of the remaining debt and accrued interest over the remaining time to maturity and increased interest payments were considered instead. The model also considered the possibility of a default. If a simulated path resulted in a default situation, the remaining principal and accrued interest were multiplied by the recovery rate. As this rate was assumed to be 0% after consideration of other financial obligations, the model effectively set the payments to the investor to zero in case of default. The resulting risk-adjusted expected cash flows were discounted using a risk-free interest rate. The calculation was based on non-observable input factors with significant influence on the fair value regarding the probability of default, recovery rate and volatilities. Subsequently, the fair value of the host contract was determined by applying the discounted cash flow method (valuation technique). Thereby, the contractually agreed future cash flows in relation to the host contract without exercise of existing derivative rights (i.e., conversion rights) were discounted using an interest rate derived from an estimated credit rating. The credit spread linked to this estimated credit rating was a non-observable input factor with significant influence on the fair value of the host contract. Finally, according to IFRS 9.4.3.7 the fair value of the (embedded) derivatives was determined as the difference between the fair value of the hybrid contract and the fair value of the host contract. Both the fair value of the host contract (FLAC; non-recurring fair value measurement) and of the (embedded) derivatives (FVTPL; recurring fair value measurement) were classified as level 3.

In 2023, the fair value of the two components of the modified convertible debentures were determined with a similar model as used in 2022. However, this model takes into account the amended terms and conditions and the financing situation under the restructuring agreement with Yorkville. Due to the greater stability of the simulation model only 20,000 price paths were used. The most important changes of the terms and conditions are reflected by the new fixed conversion price of USD 0.25, the new discount on the 7-day minimum daily volume weighted average price (VWAP) of 15% for the determination of the variable conversion price, and the absence of a floor price triggering early redemption as long as the shares are not listed on Nasdaq. Based on the successful restructuring agreement with Yorkville the probability of default over the relevant time horizon is assumed to be 0%. The future share price volatility is based on a peer group analysis of financially stable firms with similar operating risk rather than Sono Group’s own share price history during insolvency proceedings. Conversions are assumed to take place whenever the variable conversion price is at or above the lowest possible conversion price for a market-based conversion in ordinary shares with the volume of the conversions depending on the assumed trading volume in OTC trading. With the beginning-of-the-year share price still below the lowest possible conversion price, i.e. the nominal value of the ordinary shares, large amounts of conversions before October 2024 can only be assumed for price paths. For the remaining amounts of principal and accrued interest, a lump sum conversion in order to prepare Sono Group for relisting on Nasdaq at the end of October 2024 is assumed in the model with 75% probability. With 12.5% probability each a delayed lump sum conversion is assumed for June 2025 (maturity of the modified convertible debentures) and December 2025 (with extension of maturity by Yorkville). For the lump sum conversion, it is assumed that they provide the financial advantage to Yorkville as agreed upon in the amendment of the terms and conditions whenever feasible. If the variable conversion price at the time of the lump sum conversion is below the nominal value of the shares, but the share price is above, it is assumed that Yorkville converts at the nominal value. If the share price at the time of the lump sum conversion is below the nominal value of ordinary shares, it is assumed that a negotiated conversion in preferred shares takes place, converting the remaining principal and accrued interest into preferred equity of the same value. For the initial valuation of the modified convertible debentures on November 20, 2023, the value determined under the assumption of a successful closing of the restructuring agreement is weighted with 80% probability, leaving room for a failure of then still ongoing negotiations with 20% probability. After the public announcement of the restructuring agreement the probability for successful closing is set to 100% as reflected in the year-end valuation.

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

At the end of fiscal year 2022 and 2023, the fair values of noncurrent financial liabilities measured at amortized cost are classified as level 3 as the credit rating is a non-observable input factor with significant influence on the fair value.

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

The following tables summarize the quantitative information about significant observable and unobservable inputs used in level 3 recurring fair value measurements and shows the effect on the fair value when the input parameters increase or decrease:

Description	Fair value December 31, 2023 (in kEUR)	Observable* /unobservable input factor	Range of increase/ decrease of input factor	Relationship of change in observable/unobservable input factor to fair value
				Effect of increase of input parameter (in kEUR)	Effect of decrease of input parameter (in kEUR)
Convertible debentures (embedded derivative)	5,808	Share price*	+/- 10%	+253	-250
		Exchange rate USD/EUR*	+/- 10%	-716	+924
		Risk-free interest rate*	+/- 100 basis points	+13	-11
		Share price volatility	+/- 10 percentage points	+68	-64
		Credit spread	+/- 100 basis points	+182	-186
		(Partial) conversion in equity	accelerated schedule/ decelerated schedule	-32	32

*	Share price, exchange rate and risk-free interest rate are observable input parameters

Description	Fair value December 31, 2022 (in kEUR)	Observable* /unobservable input factor	Range of increase/ decrease of input factor	Relationship of change in observable/unobservable input factor to fair value
				Effect of increase of input parameter (in kEUR)	Effect of decrease of input parameter (in kEUR)
Convertible debentures (embedded derivative)	5,575	Share price*	+/- 10%	+289	-199
		Exchange rate USD/EUR*	+/- 10%	-507	+619
		Risk-free interest rate*	+/- 100 basis points	+157	-161
		Share price volatility	+/- 10 percentage points	+410	-392
		Credit spread	+/- 100 basis points	+218	-222
		Probability of default	+/- 1 rating notch change	-606	+556
		Recovery rate in case of event of default	+ 10%	+94	-
		(Partial) conversion in equity	accelerated schedule/ decelerated schedule	+165	-237

*	Share price, exchange rate and risk-free interest rate are observable input parameters

For the unobservable input factors in 2022, there is a relationship between the credit spread (used as an input for the valuation of the host contract) and the probability of default (used as a direct input for the valuation of the hybrid instrument). If the rating-based credit spread increases, it can be assumed that the probability of default will also increase, as this is also determined on the basis of ratings. For small incremental changes, a higher credit spread leads to a lower value of the host contract and accordingly to a higher value assigned to the embedded derivatives. An incrementally higher probability of default leads to a lower value of the hybrid contract and accordingly a lower value assigned to the embedded derivatives. Hence, the effect of the individual input factors on the change in fair value of the embedded derivatives is weakened in each case. As of the balance sheet date, conversions were expected to occur over a relatively short time horizon, so a sharp increase in credit spread or probability of default was not expected. However, when the increase reaches a critical level, the fair value of both the host contract and the embedded derivatives begin to approach zero, because economically beneficial conversions become less likely and repayments of principal and interest on the host contract also become less likely.

In addition, in 2022, there is also a correlation between the extent and timing of conversions of 2022 convertible debentures into equity and the probability of default. The probability of default has a greater impact on the fair value the later the conversions take place (e.g., in the case of minimum conversions).

The following table presents the changes in the recurring level 3 fair value measurements (i.e., derivatives embedded in the convertible debentures) for the period ended December 31, 2023, and December 31, 2022:

	2023	2022
	kEUR	kEUR
Balance at beginning of year	5,575	-
Additions (convertible debentures issued)	-	6,336
Modification	2,515	-
Conversion in equity (capital and other reserves)	(1,911)	(50)
Fair value changes presented in profit or loss (interest and similar income)	(259)	(645)
Income from currency revaluation (interest and similar income)	(112)	(66)
Balance at end of year	5,808	5,575

In 2023, the amount of the total gains or losses for the period presented in the table above that affect the profit and loss statement include unrealized gains from fair value changes of kEUR 3,066 and unrealized income from currency revaluation of kEUR 62. At the time of derecognition in November 2023, the fair value was zero.

In 2022, the amount of the total gains or losses for the period presented in the table above that affect the profit and loss statement are all unrealised.

The table below reconciles the opening and ending balance for the deferred day-one losses as of December 31:

	2023	2022
	kEUR	kEUR
Balance at beginning of year	3,273	-
Additions	-	3,766
Expense from currency revaluation	(32)	(37)
Amortization recognized in profit or loss during the period	(3,241)	(456)
Balance at end of year	-	3,273

The table below reconciles the opening and ending balance for the deferred day-one gain as of December 31:

2023
kEUR
Balance at beginning of year	-
Additions	2,641
Expense from currency revaluation	(14)
Amortization recognized in profit or loss during the period	(316)
Balance at end of year	2,311

8.3.3	Income and expenses

Total interest income and total interest expense are calculated by applying the EIR method to the gross carrying amount of financial assets and liabilities measured at amortized cost. Total interest expenses were as follows:

	2023	2022	2021
	kEUR	kEUR	kEUR

Total interest expense for financial assets at amortized cost	-	287	156
Total interest expense for financial liabilities at amortized cost	6,828	1,096	319

The presented total interest expense for financial assets at amortized cost is included in other general and administrative expenses as it results from negative interest charges. See note 8.1.4 Interest rate risk for further details.

The table below shows the net gains or losses of financial instruments by measurement categories:

	2023	2022	2021
	kEUR	kEUR	kEUR

Net (loss) for financial assets at amortized cost	-	(282)	(162)
Net (loss) for financial liabilities at amortized cost	(6,213)	(808)	(319)
Net gain for financial liabilities at FVTPL	2,282	711	2,802

In 2022 and 2021, net losses for financial assets at amortized cost include reversals in the loss allowance as well as losses due to negative interest charges, disclosed as bank charges. Net losses for financial liabilities at amortized cost include interest expenses and currency revaluations.

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

Sono Group makes payments under defined contributions plans, related to government-run pension plans. In the financial year 2023, the total expense recognized amounted to kEUR 1,268 (2022: kEUR 2,004; 2021: kEUR 1,047).

9.2	Government grants

In fiscal year 2023, other operating income includes an amount of kEUR 16 (2022: kEUR 260; 2021: kEUR 71) related to grants received.

The amount recognized in 2023 relates to the SCALE project. For further information see note 7.11 Other noncurrent non-financial liabilities.

The government grant income in 2022 relates to a research grant in the form of tax subsidies for expenses related to solar projects that were incurred in 2020. The entire amount was awarded,  received and recognized in 2022.

The amounts recognized in 2021 related to a grant that Sono Motors received from the EU to promote the development of open-source hardware as part of the “OPEN_NEXT” project.

9.3	Remuneration based on shares (share-based payment)

9.3.1	Staff members and managers - CSOP

In December 2020, Management offered eligible employees (85 staff members and 3 managers) to join a employee participation program (Conversion Stock Option Program or CSOP), which is equity-settled. The program provides remuneration in the form of the right to participate in Sono Motors’ exit proceeds. An IPO constitutes an ‘exit-event’ according to the CSOP.

In November 2021, Sono Group successfully completed an IPO and was listed on the Nasdaq.

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

The following table illustrates the volume of the program, the weighted average fair value at grant date as well as the total expense of the period and the corresponding increase in equity:

December 31, 2023

Number of options granted	1,805,100
Number of options exercised	297,819
Weighted average fair value at grant date (EUR)	19.26
Expense for the period (kEUR)	52
Increase in equity (kEUR)	52

December 31, 2022

Number of options granted	1,805,100
Number of options exercised	242,123
Weighted average fair value at grant date (EUR)	19.26
Expense for the period (kEUR)	652
Increase in equity (kEUR)	652

The following table illustrates the number of, and movements in, share options during the year:

	2023	2022
As of January 1	1,562,977	1,805,100
Granted during the period	-	-
Forfeited during the period	-	-
Exercised during the period	(55,696)	(242,123)
As of December 31	1,507,281	1,562,977
Weighted average remaining contractual life (in years)	1.9	2.9

As of December 31, 2023, 1,507,281 (2022: 1,536,909) options were exercisable.

When participants exercise their options, they are entitled to a bonus share issue of 0.71 extra shares. Thus, the outstanding number of share options as of December 31, 2023, 1,507,281 (2022: 1,562,977) give the right to acquire about 2,577,451 (2022: 2,672,691) shares.

The exercise price of all share options is EUR 0.06. During the period 55,696 (2022: 242,123) shares were exercised with a weighted average share price of EUR 0.31 (2022: EUR 1.06).

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

As of December 31, 2023, no employees had signed the ESOP because the drafting of the contracts has not been finalized yet. However, since the employees are already rendering service for the ESOP, expense has been recognized from the second quarter of 2022. As of December 31, 2023, it was the intention of Management to implement this program however there is a large amount of uncertainty over the future of the ESOP program due to the changes in financing, the Nasdaq delisting decision, change in management or ownership structures of the Group may result in the share options not being formally granted.

The table below shows the expected entitlement status as of December 31, 2023:

	Dec. 31, 2023	Dec. 31, 2022

Number of entitlements for 2021 tranche	15	156
Number of entitlements for 2022 tranche	31	363
Number of entitlements for 2023 tranche	36	-
	82	519

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

Sono Group initially measures the fair value of the received services by reference to the fair value of the equity instruments (share options) which are planned to be granted and the number of share options planned in relation to each participant and which is expected to vest. In 2022, the fair value was calculated as equal to the share price on the valuation date less the exercise price. In 2023, the fair value was calculated as trivial. The measurement of the fair value is provisional and will be updated on the grant date. Sono Group recognizes the fair value of the services as expenses and a corresponding increase in equity when the services are received.

The following table illustrates the planned volume of the program, the weighted average fair value at reporting date December 31, 2023, as well as the total expense of the period and the corresponding increase in equity:

December 31, 2023

Number of options	536,209
Weighted average fair value at reporting date (EUR)	0.00
(Income) for the period (kEUR)	(308)
(Decrease) in equity (kEUR)	(308)

December 31, 2022

Number of options	583,993
Weighted average fair value at reporting date (EUR)	0.86
Expense for the period (kEUR)	308
Increase in equity (kEUR)	308

Sono N.V. recognized the proportionate fair value as other general and administrative expense (2023: kEUR (70); 2022: kEUR 70), selling and distribution expense (2023: kEUR (23); 2022: kEUR 23) and cost development expense (2023: kEUR (235); 2022: kEUR 235).

The exercise price of all share options will be EUR 0.06. The price of Sono shares as of December 31, 2023, converted to Euro, amounts to EUR 0.05 (2022: EUR 0.92).

9.3.3	Supervisory Board - RSUs

In November 2021, Sono Group established a supervisory board. As of December 31, 2021, the supervisory board consisted of five members. The members received share-based payment based on awarded restricted stock units (“RSU”), as part of their remuneration. RSU is the right to receive, in cash, in assets, in the form of plan shares valued at fair market value (“FMV”), or a combination, the FMV of one share on the exercise date. FMV is the closing price of a Sono share on the relevant date on the principal stock exchange where Sono shares have been admitted for trading. The RSU agreements were signed on November 25, 2021, by four members of the supervisory board and on February 22, 2022, by one member of the supervisory board. In December 2022, a new member joined the supervisory board, however there are no RSUs granted. The RSUs vest in four equal installments on each anniversary of November 19, 2021, with the fourth installment vesting on the earlier of (a) the fourth anniversary of November 19, 2021 (b) the annual general meeting of the Sono N.V. to be held in 2025 (exercise dates). The RSUs expire on the tenth anniversary of November 19, 2021. The measurement date for the four members was November 25, 2021 and for one member February 2, 2022. There are no contractual performance obligations. Vested tranches of RSUs may be exercised at the option of Sono Group in cash or in the form of ordinary shares.

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

The following table illustrates the volume of the program, the weighted average fair value at measurement date as well as the total expense of the period and the corresponding increase in equity:

December 31, 2023

Number of options	27,148
Weighted average fair value at measurement date (EUR)	13.34
(Income) for the period (kEUR)	(222)
(Decrease) in equity (kEUR)	(222)

December 31, 2022

Number of options	63,869
Weighted average fair value at measurement date (EUR)	13.34
Expense for the period (kEUR)	390
Increase in equity (kEUR)	390

Sono N.V. recognized the proportionate fair value as other general and administrative expense.

The following table illustrates the number of, and movements in, share options during the year:

	2023	2022
As of January 1	63,869	86,411
Granted during the period	-	-
Forfeited during the period	(36,631)	(22,542)
Exercised during the period	-	-
As of December 31	27,238	63,869
The weighted average remaining contractual life (in years)	7.9	8.9

As of December 31, 2023, 13,574 (2022: 15,967) options were exercisable.

The forfeited RSUs are due to a board member that joined in November 2021 resigning from the board in January 2022 and therefore forfeiting the granted options. In 2023, four supervisory members, three of which were granted RSUs, resigned, with 36,631 options forfeited.

The exercise price of all share options will be EUR 0.00.

9.3.4	Supervisory Board - Bonus RSUs

In March 2022, the Supervisory Board were offered bonus RSUs, in addition to those described in note 9.3.2.These bonus share options were committed to, but not granted as there are no contracts signed and no AGM resolution approving this compensation. However, since the supervisory board members had already rendered service the expense had been recognized in 2022. During 2023, four supervisory members, three of which were offered bonus RSUs, resigned and will not be granted RSUs anymore.

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

The following table illustrates the volume of the program, the weighted average fair value at measurement date as well as the total expense of the period and the corresponding change in equity:

December 31, 2023

Number of options	26,117
Weighted average fair value at measurement date (EUR)	0.05
(Income) for the period (kEUR)	(95)
(Decrease) in equity (kEUR)	(95)

December 31, 2022

Number of options	104,468
Weighted average fair value at measurement date (EUR)	0.92
Expense for the period (kEUR)	96
Increase in equity (kEUR)	96

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

Loss per share

	2023	2022	2021
	EUR	EUR	EUR
From continuing operations attributable to the ordinary equity holders of the company	(0.50)	(2.21)	(1.07)
	(0.50)	(2.21)	(1.07)

The capital increases have resulted in an increase in the number of shares in the reporting year. Moreover, the weighted number of shares was adjusted retroactively in accordance with IAS 33.28 to reflect the issue of bonus shares in 2021. The adjusted weighted number of shares increased to 107,164,315 in the reporting year (2022: 83,055,318; 2021: 59,836,824).

9.5	Related parties

Related parties of Sono Group include the following persons as well as their close family members:

●	C-level Management

●	Significant shareholders - Jona Christians and Laurin Hahn

●	Supervisory Board members

Further, related parties of Sono Group also include the following entities:

●	Sono Motors Management UG

●	Sono Motors Investment UG

Sono N.V. is not controlled by any other entity, but controlled Sono Motors GmbH as of December 31, 2022. In 2023, there is a loss of control, expected to be temporary. See note 3 Basis for consolidation.

The below table displays the compensation of key management personnel:

	2023	2022	2021
	kEUR	kEUR	kEUR

Short-term employee benefits	292	921	1,317
Share-based payments	(274)	1,138	1,898
Total compensation	18	2,059	3,215

The share-based payments as of December 31, 2023 relate to the CSOP (kEUR 43; 2022: kEUR 652; 2021: kEUR 1,898) and to the share-based payment program of the supervisory board RSU (kEUR (317); 2022: kEUR  486; 2021: kEUR -).

Since the establishment of the supervisory board in November 2021, the members have received share-based payments based on awarded restricted stock units (RSU) as part of their remuneration. See note 9.3.3 Supervisory Board - RSUs and note 9.3.4. Supervisory Board - Bonus RSUs for further information on supervisory board share-based payments.

Below are other related party transactions during the financial year.

	2023	2022	2021
	kEUR	kEUR	kEUR

Expenses for marketing activities	-	107	-
Expenses for employee events	-	1	-
Total expenses	-	108	-

The table below displays loans and advance payments received from key management personnel and other related parties:

	2023	2022	2021
	kEUR	kEUR	kEUR

Affiliate company balance (see note 7.10.3)	14,798	-	-
Loans from key management personnel (subordinated crowdfunding loan II)	-	2	2
Advance payments received from key management personnel*	-	49	47
Total	17,798	51	49

* for which 10 Sono points have been granted

For the terms and conditions of the subordinated loans (crowdfunding), we refer to note 7.10.2 Noncurrent financial liabilities.

The main shareholders of Sono N.V. had significant influence over Sono Motors Investment UG, Munich. Therefore, Sono Motors Investment UG was considered a related party. Sono Motors had received a loan amounting to kEUR 185 from Sono Motors Investment UG in 2019. The loan was due December 31, 2020, interest-paying at arm’s length (4 % p.a.) and unsecured. As of December 31, 2020, the loan had not been repaid as of the balance sheet date. Instead, it was paid back on January 5, 2021.

9.6	Reconciliation of changes in liabilities arising from financing activities

The statement of cash flows presents information on the cash flow from operating, financing and investing activities. In fiscal year 2023 and previous years, non-cash financing and investing activities include the acquisition of right-of-use assets (see note 7.3 Right-of-use assets). The table below presents a reconciliation of liabilities arising from financing activities.

	Jan. 1, 2023	Cash flows	Non-cash changes			Dec. 31, 2023
			EIR method	Additions	Other
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR

Financial liabilities*
Loans	32,241	-	6,828	-	(15,908)	23,161
Lease liabilities	2,633	(175)	-	-	(1,328)	1,130
Total	34,874	(175)	6,828	-	(17,236)	24,291

* including current and noncurrent financial liabilities

	Jan. 1, 2022	Cash flows	Non-cash changes			Dec. 31, 2022
			EIR method	Additions	Other
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR

Financial liabilities*
Loans	3,749	28,425	931	-	(864)	32,241
Lease liabilities	3,076	(429)	-	-	(14)	2,633
Total	6,825	27,996	931	-	(878)	34,874

* including current and noncurrent financial liabilities

	Jan. 1, 2021	Cash flows	Non-cash changes			Dec. 31, 2021
			EIR method	Additions	Other
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR

Financial liabilities*
Loans	12,765	(2,187)	30	-	(6,859)	3,749
Lease liabilities	1,958	(378)	-	1,496	-	3,076
Total	14,723	(2,565)	30	1,496	(6,859)	6,825

* including current and noncurrent financial liabilities

The column “EIR method” includes both interest paid and non-cash interest expenses.

In 2023, the presented other non-cash changes include the transfer of one portion of the 2022 and modified convertible debentures to equity, foreign exchange effects, amortization of the deferred day-one losses and gains and the fair value changes of the bifurcated embedded derivatives. In 2022, the presented other non-cash changes include the transfer of one portion of the 2022 convertible debentures to equity, foreign exchange effects, amortization of the deferred day-one losses and the fair value changes of the bifurcated embedded derivatives. In 2021, other non-cash changes included the transfer of the mandatory convertible notes to equity and the fair value changes of the mandatory convertible notes. For further details, we refer to note 7.10.1 Financial liabilities overview.

9.7	Subsequent events

There were various material non-adjusting events that occurred after the end of the reporting period and are described below in more detail.

9.7.1	Exit from insolvency

On May 15, 2023, Sono N.V. applied to the Court to permit the opening of a self-administration proceeding (Eigenverwaltung) with respect to Sono Group N.V. pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). See note 1.1 Insolvency proceedings for more detail.

Yorkville, one of the main creditors of Sono N.V., started negotiations in the course of the Self-Administration Proceedings regarding a new investment  which, after negotiations, finally resulted in the Yorkville Agreements. For more detail see note 9.7.4 “Funding and restructuring”. On December 7, 2023, Sono Motors submitted the Plan to the Court for approval that set out how Sono Motors intended to restructure its debt and procure the inflow of new money, including in connection with the First Commitment, and subsequently exit the Subsidiary Self-Administration Proceedings. Approval by the creditors and confirmation by the Court was obtained in the creditors meeting on December 21, 2023 and the Court confirmed on January 26, 2024 that the Plan became legally binding. On January 31, 2024, the Company withdrew its application for its Preliminary Self-Administration Proceedings with the Court. The Subsidiary exited its Self-Administration Proceedings on February 29, 2024. Any creditor payments will be made in accordance with the Plan.

Since the Plan has been accepted, and the settlement payments have been paid by the Company (kEUR 4,208) and the Subsidiary (kEUR 4,581), all remaining insolvency related liabilities have been released. This would result in a large credit in the income statement in 2024 for the Company and Subsidiary. The total effect has not yet been calculated or estimated.

9.7.2	Regaining control of the Subsidiary

Due to the opening of the self-administration proceedings and the appointment of a custodian (Sachwalter), Sono N.V. lost control of Sono Motors, its wholly-owned subsidiary, on May 19, 2023. See note 3. Basis of consolidation.

The loss of control was temporary, with control being regained when Sono Motors exited the Subsidiary Self-Administration Proceedings on February 29, 2024, and Sono Motors being consolidated again with the Group. The effect on the balance sheet and profit and loss has not yet been calculated or estimated. The assets and liabilities of Sono Motors on February 29, 2024, would be recognized in the consolidated statement of financial position, and intercompany balances would be eliminated, including the hard comfort letter liability.

9.7.3	Funding and restructuring

On November 20, 2023, Sono N.V. and Yorkville, one of the main creditors, entered into the Yorkville Agreements in connection with the First Commitment. On April 30, 2024, the Company and Yorkville entered into an amendment to the Funding Commitment Letter in connection with the Second Commitment. The Companies expect the Yorkville Investment to position the Group to obtain sufficient funding for the restructured business operations of the Group, with an initial focus on the Solar Bus Kit, through June 30, 2025, based on the Budget.

In addition to the Restructuring Agreement between Sono N.V. and Yorkville, there is a) an agreement between Sono N.V. and Sono Motors pursuant to which a settlement amount was agreed for intercompany claims (the “Settlement Agreement”), b) an agreement between Sono N.V. and Sono Motors relating to the satisfaction of intercompany claims, the further financing of Sono Motors by Sono N.V. and key aspects of Sono Motors’ self-administration proceedings and the Plan submitted by Sono Motors to the Court (the Continuation Agreement”), c) the Funding Commitment Letter between Sono N.V. and Yorkville to provide Sono N.V. with sufficient financial resources to fund the business operations of Sono Group through June 30, 2025, based on a budget agreed with Yorkville, d) an agreement between Sono N.V. and Yorkville to postpone the repayment date of the existing convertible debentures, issued to Yorkville in December 2022 (the “Existing Convertible Debentures”), to July 1, 2025, with the possibility of further extensions at Yorkville’s discretion (the “Prolongation Agreement”), e) an agreement between the Sono Group founders, Laurin Hahn and Jona Christians (the “Founders”), Sono N.V. and Sono Motors pursuant to which the companies were entitled to request that each of the founders enters into a share sale and transfer agreement (the “Sale and Transfer Agreements”) under the terms of which the respective Founder would sell and transfer, if so requested, a portion of their ordinary shares of Sono N.V. to a trustee to be appointed for the benefit of the Sono Motors’s creditors (the “Trustee”) and a portion of their ordinary shares of Sono N.V. and all of their high voting shares in Sono N.V. to the new members of the management board (the “Shareholders Commitment Letter”), (f) Sale and Transfer Agreements executed by each of the Founders to carry out the transfers contemplated in the Shareholders Commitment Letter, and (g) a back-to-back letter of comfort from Sono N.V: to Sono GmbH, which was subsequently amended on May 8, 2024, to provide funding for Sono GmbH’s business operations, with an initial focus on the Solar Bus Kit, which the companies currently expect to be sufficient at least until, and including, June 30, 2025 (as amended from time to time, the “Back-to-Back Letter of Comfort”). The funds to be provided under the Back-to-Back Letter of Comfort will be provided by way of intercompany loan(s).

Under the Funding Commitment Letter, Yorkville has offered to secure the financing of the Sono Group’s expected operational costs, with an initial focus on the Solar Bus Kit, during the period from December 1, 2023, until the end of the the second quarter of 2025 up to a maximum amount of mEUR 11.0 minus approximately mEUR 2.0 of cash left-over at Sono N.V. as of December 1, 2023. Cash available at Sono N.V. in excess of mEUR 2.0 cash left-over as of December 1, 2023, was or will be used to satisfy claims of creditors, with the exception of the amounts payable to Yorkville under the Existing Convertible Debentures and expected payments that relate to the preliminary insolvency. The financing is provided by Yorkville by way of new interest-bearing convertible debenture(s). The new convertible debenture issued  to Yorkville on February 5, 2024 in connection with the funding of the First Tranche will mature on July 1, 2025, and each subsequent new convertible debenture will mature on the earlier of (i) July 1, 2025 or (ii) 12 months from the issuance date of such new debenture. Pursuant to the Funding Commitment Letter, a second funding of €3.0 million is to be made in accordance with the Budget as required upon the funds provided in the First Tranche having been applied in accordance with the Budget,  and third and fourth tranches of mEUR 1.0 each are to be made in the first week of January 2025 and in the first week of April 2025, respectively. In the event of a shortfall during the funding period, Yorkville will provide additional funds to Sono N.V., provided that agreements are reached in good faith on an adjusted budget for the funding period.

In connection with the Yorkville Investment, the Founders entered into respective Sale and Transfer Agreements, pursuant to which they agreed to cumulatively transfer 13,306,249 ordinary shares of Sono N.V. to the Trustee. Following the transfer of the shares, the Trustee shall be entitled to sell such shares following expiration of a lock-up agreement and subject to certain volume restrictions agreed with Yorkville. The proceeds from such sales will be used to satisfy claims of the Subsidiary’s creditors. Whether and to what extent such sale proceeds can be realized will depend on a number of factors, including, among others, the performance of Sono N.V.'s share price. Currently, it is not possible to reliably forecast whether and to what extent such sale proceeds can be expected. In addition, under the terms of their respective Sale and Transfer Agreements, the Founders agreed to cumulatively transfer 17,306,251 ordinary shares of the Company and all of their cumulative 3,000,000 high voting shares of Sono N.V. to SVSE LLC (“SVSE”), whose sole member is George O’Leary, Sono N.V.’s sole Managing Director. The transfers of the high voting shares and the ordinary shares to SVSE were reflected in Sono N.V.’s share register on February 1, 2024 and March 25, 2024, respectively. The transfer of the ordinary shares to the Trustee was reflected in Sono N.V.’s share register on June 5, 2024.

In connection with the Funding Commitment Letter, SVSE and Yorkville entered into both a pledge agreement (the “Pledge Agreement”) and a security agreement (the “Security Agreement”), each dated February 5, 2024, pursuant to which SVSE agreed to pledge and grant to Yorkville, as a third-party pledge, a security interest in certain financial assets, including, among others, all of the ordinary shares and high voting shares of the Company that SVSE currently holds or at any time acquires (collectively, the “Pledged Ownership Interests”). The Pledged Ownership Interests serve as collateral for the repayment of Sono N.V.’s obligations to Yorkville. In the event that Sono N.V. is in default of its payment obligations to Yorkville, following notification thereof to SVSE, the voting rights and dividend rights in the Pledged Ownership Interests would accrue to Yorkville. In certain instances, Yorkville may also have the right to enforce its right of pledge and sell the Pledged Ownership Interests, thereby using the proceeds from the sale to repay the amounts owed by Sono N.V. to Yorkville.

On June 20, 2024, in connection with the Yorkville Investment, Sono Motors and SVSE entered into a guaranty agreement (the “Guaranty”) for the benefit of Yorkville. Under the terms of the Guaranty, each of Sono Motors and SVSE have agreed, among other things (i) to jointly and severally guarantee the payment of obligations owed by Sono N.V. to Yorkville in full when due and (ii) to guarantee the performance of all of the terms, covenants and conditions required to be kept, observed or performed by Sono N.V. in the Guaranty, the Funding Commitment Letter, the new convertible debentures, the Security Agreement and the Pledge Agreement. The Guaranty is irrevocable, absolute and unconditional and applies to all obligations owed by Sono N.V. to Yorkville whenever arising. Under the terms of the Guaranty, certain events of default would enable Yorkville, at its option and in its discretion, to accelerate some or all of the obligations so that they become immediately due and payable.

The Yorkville Investment remains subject to a number of contingencies and risks, including, among others, (i) whether the Companies are able to successfully comply with the terms of the Yorkville Agreements so as to gain access to the unused portion of the funding offered by Yorkville under the Yorkville Investment, and (ii) the risk of the potential occurrence of any Termination Event (as defined herein) or any event of default.

In accordance with the Yorkville Agreements, Sono N.V. held its annual general meeting of shareholders (the “AGM”) and submitted certain agenda items for shareholder vote on December 29, 2023. A subsequent extraordinary general meeting of shareholders (the “EGM”) was held on January 31, 2024 in order to propose certain required agenda items in connection with the Yorkville Agreements. In connection with the Yorkville Investment, certain agenda items were proposed and accepted at the EGM, including, without limitation: (1) a proposal to effect a reverse share split of the ordinary shares of the Company (“Ordinary Shares”) and the high voting shares of the Company (“High Voting Shares”) at an exchange ratio to be determined and established by the management board; (2) a proposal to reduce  the nominal value per Ordinary Share to EUR 0.01 per Ordinary Share (post-reverse share split) without repayment or any other payment by the Company; (3) a proposal to reduce the nominal value per High Voting Share to  EUR0.25 per High Voting Share (post-reverse share split) without repayment or any other payment by the Company; and (4) a proposal to authorize one or more amendments to the Company’s articles of association, in such a manner that the authorized capital of the Company is with each amendment amended to facilitate the issue shares under the convertible debentures issued to Yorkville. The foregoing measures have not yet been implemented and may be implemented in the future at the discretion of the Company’s management board.

In addition, Yorkville’s funding commitment is subject to the absence of termination events as laid out in the Funding Commitment Letter. If such an event occurs, Yorkville would have the right, at its sole discretion, to cancel any funding commitments still available, meaning that the Company would no longer be able to draw down on unused portions of the commitment amount, and to exercise all of its rights under any of the new convertible debentures as if an event of default had occurred. The following are each a termination event (each a “Termination Event”):

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

●	It is or becomes unlawful for the Company to perform any of its obligations under the Yorkville Agreements.

9.7.4	Tax loss carryforwards

Tax loss carryforwards may be forfeit since a change in shareholders exceeding 50% takes place and the hidden reserve clause cannot be used. This would apply to tax loss carryforwards for Sono Motors GmbH and Sono Group N.V. amounting to kEUR 30,812 for corporate tax purposes and kEUR 29,938 for trade tax purposes as of balance sheet date, as well as all future tax losses up until the shareholder changes exceed 50%.

9.7.5	Nasdaq delisting

On December 11, 2023, Sono Group received notice advising the Company that Nasdaq has determined to delist the Company’s ordinary shares from the Nasdaq Stock Exchange. Nasdaq filed a Form 25 Notification of Delisting with the U.S. Securities and Exchange Commission (the “SEC”) on February 15, 2024 to complete the delisting.